Form 10-K, Exhibit 13
period 1993-12-31
DUPONT E I DE NEMOURS & CO
filed 1994-03-21
CIK 30554

                                                                     Exhibit  13


                              To Our Stockholders


In 1993 we accelerated our unrelenting drive to become the most successful, customer-focused chemical and energy company in the world.


We made excellent progress on many fronts even though world economic conditions remained very unfavorable and our industries continued to experience extensive excess capacity. We enter 1994 with strong momentum primarily because our employees understand the reality of this hostile environment and have made outstanding efforts to strengthen our businesses worldwide. I am extremely grateful for the determined spirit exhibited by our people in this time of great uncertainty.

     Excluding nonrecurring items, our earnings were up 25 percent compared to the prior year even though sales declined. Strong cash management allowed us to reduce total borrowings by more than $1 billion.

     Our net income for 1993 was $555 million, or $.81 per share, compared with a loss for 1992 of $3,927 million, or $5.85 per share. Excluding nonrecurring items from both years and one-time charges in 1992 for adoption of new accounting standards, 1993 earnings were $1,677 million, or $2.46 per share, compared to $1,341 million, or $1.98 per share, earned last year. Total sales for 1993 were $37.1 billion, down 2 percent versus 1992.

     We benefited significantly from a strong performance by Petroleum operations. Excluding one-time items, Conoco earnings increased more than 70 percent in spite of low crude oil prices. We also saw gains in the Diversified Businesses segment where earnings increased 146 percent excluding nonrecurring items and coal results, which were adversely affected by a strike. This reflects strong results from crop protection chemicals and cost improvements in printing and publishing.

     Clearly, the cash management and productivity improvement strategies we implemented during the last few years are paying off. We still have a considerable way to go, however, in accomplishing the total company transformation that I discussed in last year's annual report. But in 1993 we made substantial progress in every key area of transformation emphasis. Consider some highlights:

     In our continuing effort to globalize our strongest businesses, we completed the purchase of ICI's nylon operations, which now gives us a leadership position in Europe. We formed an alliance with Asahi to enhance our nylon opportunities in Asia. Conoco is involved in an ambitious petroleum development venture in Russia, the Polar Lights project. DuPont and Kirovo-Chepetsk Chemical Enterprise in Russia formed a joint venture to market fluoropolymer products worldwide. We formed a joint venture to manufacture electronic materials for microcircuits to help accelerate growth in China's electronics industry. A new plant, expected to be the most advanced manufacturing facility of its kind in China, will start up in the third quarter of 1995.

     Last year also saw a marked improvement in productivity as we achieved a 6 percent gain. Cost reduction programs we have been pursuing since 1991 have yielded good results with regard to fixed costs and spending rates. Currently our European operations are engaged in a $500 million cost reduction program, which will be completed by the end of 1994.


     Regarding business focus, we divested a number of businesses including connectors, acrylics and Remington Arms. These divestitures follow others of recent years and represent our decision to focus intently on businesses where we have clear competitive advantage and technological strength. Conoco completed a number of transactions to strengthen our petroleum portfolio, most significantly the trade of our Milne Point field in Alaska and some exploration acreage for an interest in a British Petroleum-operated producing field in the Gulf of Mexico.

     One superb advantage we have for improving both productivity and business focus is DuPont research. Much of our R&D is aimed at improving the quality, speed and efficiency of manufacturing processes vital to our competitiveness. Another substantial portion of our research dollar goes to improving our product offerings in existing markets. We are also maintaining our commitment to discovery research, which is essential to our future. DuPont's success in the 20th century has been made possible by innovative science. Leadership in science and technology will continue to be an indispensable element of our business strategy.

     In terms of our environmental commitment, we continued to make outstanding progress. In the United States, preliminary estimates indicate we have reduced emissions of air toxics by 60 percent and airborne carcinogens by 70 percent compared to 1987 base year figures. We met U.S. EPA's voluntary 33/50 interim goal with a 33 percent reduction of 17 large volume toxic materials. Of 740 million pounds of packaging materials shipped to customers, 230 million pounds or 30 percent were returned for reuse or recycling. Conoco placed two more double-hulled tankers into service; double-hulled vessels now make up half our fleet. More than 120 double-walled underground storage tanks have been installed at Conoco-owned service stations. A detailed discussion of our environmental performance is available in our 1993 Environmental Progress Report.

     As indicated earlier, last year was a particularly challenging time for our people. Cost reductions have resulted in the elimination of more than 20,000 jobs since 1991. It has been painful to see dedicated and talented people depart the company, even though we all are aware that the economic realities we face leave no other choice. While more consolidations are likely to occur, we believe that most of the across-the-board "downsizing" is accomplished. Throughout the company I am increasingly encountering examples of individual initiative and team spirit that a leaner organization encourages and makes possible.

     As our employees grow accustomed to the pace of change that will be a permanent fact of life in 21st century business, we are holding fast to our core value of treating every individual with respect and dignity. In an era of stiff global competition, an employer is responsible for creating a workplace in which people can grow and maintain their employability in the face of the change and dislocation that will characterize all global companies in the years ahead. Security comes only from providing superior value to customers. We encourage our people to be resourceful, to seize present opportunities and to create new ones. This is the formula for a successful future for the company and for ourselves.

     A significant action taken in 1993 involved restructuring the company to eliminate the large sectors or departments into which we had historically grouped our businesses. The company now is organized into business units which are smaller, more flexible and less encumbered by the bureaucracy and costs that the sector staff and structure represented. The streamlined operational structure of the company is represented by the businesses listed on the chart on the inside front cover of this report. The new structure permits each business and every employee to focus on the customer and be more responsive to customer needs. The feedback we've received from customers has been very encouraging.

     Also in 1993, the first trials in the litigation involving our "Benlate" DF 50 fungicide were held; others are ongoing. To date, more than 60 cases have been disposed of by settlement, summary judgment in our favor or dismissal. Jury verdicts have been returned against the company, but for an average of less than a third of the compensatory damages claimed by the plaintiffs. We are appealing those. We also recently had one jury verdict for the company. Based on our science, we are convinced that our product did not cause any damage and that it is safe when applied at label rates.

     Overall, 1993 was a time in which our transformation process shifted into a higher gear. Our performance in the face of hostile economic conditions in major markets underscored that the company is financially strong; we expect these economic conditions to continue. However, we are positioned to show improvement even if current conditions remain unchanged, and we have strong upside potential when growth accelerates in the U.S. or the economies of Europe and Japan begin to recover.

     What's ahead for 1994? We are in a period of rapid change and uncertainty. We face many smaller, flexible rapid-response companies around the world. In such an environment our focus has to be on the customer.

     In these circumstances we state our objectives in terms of performance. Our overall goal is focused, profitable growth achieved through a combination of healthy businesses and committed, enthusiastic employees. We seek to provide our shareholders with an average 15 percent total annual return while posting a 20 percent return on equity and a 10 percent annual growth in earnings through a business cycle. Each of our businesses has clear financial and growth objectives to support these corporate objectives.

     We're also devoting careful attention to portfolio management. We have determined certain business characteristics that are fundamental to our strategy. DuPont's businesses in the next century will be science-based where we have a clear technological advantage; in which the size and scope of the business and its ability to grow are meaningful to a company as large as DuPont; and in which we know we can be competitive and win on a global basis. It goes without saying that our businesses will also be able to achieve the high levels of safety and environmental performance, and maintain the other values that we have traditionally set for ourselves here at DuPont.

     Our experiences during the past two years are reminders that focusing on fundamentals works. In particular, focusing on the customer always works. But we can't be successful unless our people are also committed and enthusiastic. Our businesses know the importance of building winning teams. Only people can make sure that DuPont offers the lowest cost, the best product, the fastest and most efficient service -- all hallmarks of a successful global competitor.

     I have never seen a more dynamic period for world business than in the past two years. It has not been an easy time, and it has sometimes been a painful time. But there is no question that the actions we are taking are beginning to pay large dividends which will become more apparent in the months ahead.

     We communicated this last dynamism last year in our annual report, which generated some controversy as we graphically signaled the bold step change necessary for future success. In this year's annual report, we are featuring a series of attributes that describe both healthy businesses and committed, enthusiastic employees. Our people tell this story in their own words and through their own accomplishments. This report once again reflects the exciting environment of a company that has embraced change and is determined to win.

EDGAR S. WOOLARD, JR.
Chairman
February 24, 1994

                                                               Business Review
- -------------------------------------------------------------------------------

chemicals
  ---------

   . Chemicals manufactures a wide range of commodity and specialty products, including titanium dioxide, fluorochemicals and polymer intermediates, used in the paper, plastics, chemical processing, refrigeration, textile and environmental management industries. Under an initiative begun last year, these businesses are grouped into strategic business units (see chart inside front cover*).

                                        ===================================

                                                       SALES
                                           -----------------------------
                                                   ($ in billions)
                                                 1991    1992    1993
                                                  3.5     3.6     3.5

                                                        ATOI
                                           -----------------------------
                                                   ($ in millions)
                                                 1991    1992    1993
                                                  316     226     166

                                        -----------------------------------

Despite difficult economic conditions, Chemicals pressed forward with its strategy to increase DuPont's global presence in key businesses such as titanium dioxide and nylon intermediates, and pursue growth opportunities in fluorochemicals and specialty intermediates.

     As part of this strategy, construction was largely completed during the year on the "Ti-Pure" titanium dioxide facility in Kuan Yin, Taiwan; some commercial production began in January 1994 and full start-up is scheduled for May. DuPont is the world's largest producer of titanium dioxide, a white pigment used in paper, paint and plastics.

     In nylon intermediates, construction of a world-scale adipic acid plant in Singapore increases our presence in Asia Pacific. Some production is scheduled to start at the new Singapore plant later this year and full start-up is planned for 1995. There is growing demand in Asia Pacific for adipic acid, a key building block for nylon and polyurethanes. The addition of a nylon intermediates plant as a result of the acquisition of ICI's nylon business enhances our position in Europe.

     Among other major developments during the year, we started up the world's largest hydrofluorocarbon-134a plant at Corpus Christi, Texas, bringing our total capacity of this chlorofluorocarbon (CFC) substitute to more than 110 million pounds a year, including production in Ponca City, Oklahoma, and Chiba, Japan. We are an industry leader in CFC alternatives, with a full line of refrigerant products marketed under the "Suva" trademark. These products have zero or significantly reduced ozone depletion potential.

     Also during the year, Chemicals continued with business restructuring and other cost-reduction initiatives. The results of these efforts began to show up toward the end of the year, with an improvement in fourth-quarter performance.


1993 VERSUS 1992
Sales were down 2 percent, primarily from lower U.S. volume. Additional sales volume from acquisitions outside the United States was offset by lower prices, largely due to the currency effects of a stronger dollar.

     After-tax operating income (ATOI) was 27 percent lower than the prior year, resulting from higher nonrecurring charges for facility shutdowns, employee separation and other business restructuring. Excluding these charges from both years, ATOI was $282 million, up 2 percent from $277 million in 1992. This reflects improvements in specialty chemicals, intermediates and fluorochemicals. These improvements were principally from lower costs, partly offset by lower earnings from white pigment, which experienced declining prices for most of the year despite increases in volume.


*This chart is not incorporated by reference in this Report.

1992 VERSUS 1991
Sales were up 4 percent, with higher sales volume outside the United States partly offset by lower prices. ATOI declined 28 percent. Excluding a 1992 charge of $49 million from accounting changes, and nonrecurring items from both years, earnings were up 9 percent reflecting improvements in nylon intermediates and a number of other basic and specialty chemicals businesses.

OUTLOOK
Cost reduction and other steps taken to enhance efficiency have put Chemicals in position for improved financial performance, especially in the event of renewed vigor in major world economies. In particular, the market for DuPont white pigment is improving as demand increases for high-quality titanium dioxide produced by our proprietary technology. However, while we have significantly reduced our production of CFCs, we continue to be disappointed by the market's slower than anticipated transition away from CFCs to the more environmentally acceptable alternatives.

- -------------------------------------------------------------------------------

fibers
  -------------

   . A diversified mix of specialty fibers is produced to serve end uses ranging from high-strength composites in aerospace to protective apparel, active sportswear and packaging. High-volume fibers are produced for apparel and home fabrics, carpeting and industrial applications, and sold directly to the textile and other industries for processing into products used in consumer and industrial markets. Under an initiative begun last year, these businesses are grouped into strategic business units (see chart inside front cover*).


Fibers continued to pursue three long-term strategies: grow through improved quality, service, cost, innovation, and strategic acquisition; penetrate new high-growth worldwide markets; and develop and promote new high-technology fiber and resin products to replace traditional materials such as metals.

     The global nylon business -- including the newly acquired nylon business of ICI-- was restructured to meet customer needs with fewer people, improved productivity and less capital investment. We are aiming for global revenue growth. "Lycra" spandex intensified its development of new products and end-use markets globally. It also invested in processes and systems to further enhance quality. The newest "Lycra" plant in Singapore became a world-class performer after only six months of operation. Two new, fully automated, modern polyester filament production lines -- the cornerstone of the "Dacron" modernization program -- will be operating at the Kinston, North Carolina, plant by the end of 1994, adding approximately 100 million pounds of capacity.

     In flooring systems, we continued with business restructuring aimed at becoming the low-cost producer. Fixed costs were significantly reduced while markets strengthened -- particularly the U.S. commercial carpet business. Three new consumer brands were launched -- "DuPont Approved Stainmaster Plus", "DuPont Approved Masterlife", and "DuPont Approved Grand Luxura". A national network of 3,000 top carpet retailers -- known as "DuPont Approved MasterStores" -- was created; the network includes only retailers who offer the full line of DuPont-branded products.

*This chart is not incorporated by reference in this Report.

fibers cont.
  ---------
                                               -------------------------------

                                                            Sales
                                                    ---------------------
                                                       ($ in billions)
                                                     1991    1992    1993
                                                      6.1     6.1     6.2

                                                             ATOI
                                                    ---------------------
                                                       ($ in millions)
                                                     1991    1992    1993
                                                      416     409     169


     Industrial nylon's lower volumes were partially offset by increased sales of specialty products such as yarns for airbags -- a rapidly expanding market for which nylon 6,6 has become the fiber of choice.

     In nonwovens, DuPont built on its world leadership in the rapidly growing, high-technology segment of this multi-billion dollar market. The nonwovens businesses -- "Sontara" spunlaced fabric, "Tyvek" spunbonded olefins and "Typar" spunbonded polypropylene -- are organized to work across product lines and geographic regions to solve market needs in medical, apparel, construction, packaging, reinforcement and absorbents. "Typar" grew in Europe and the United States as the leading nonwoven for broadloom carpet backing. Strong growth in Europe came from our new, reinforced "Tyvek", which is used for breathable roofliners; these simplify construction techniques. "Sontara" maintained a strong position in the worldwide health care industry as the preferred material for surgical gowns and drapes. It continues to grow in diverse consumer applications including window shades, specialty wipes, man-made leather and adult incontinence products.

     The "Nomex" flame-resistant and "Kevlar" high-strength aramid fibers businesses focused on enhancing quality, customer service, productivity and cycle time. Construction was completed on a "Kevlar" pulp plant at Richmond, Virginia, and a "Nomex" fiber plant at Asturias, Spain. Four new products were introduced for enhanced worker protection. "Kevlar LT" is a new fiber for the lightest and thinnest bullet-resistant vests available. "Nomex 111A" provides protection against static electricity as well as flame and thermal shock, for flight suits and in apparel for the oil, chemical and munitions industries. "Kevlar Kleen" is a low-linting fiber for cut-resistant gloves for food handling and use in clean rooms, while "Kevlar Plus" gives higher protection in gloves used in metal stamping operations. Composites gained in three vital areas: growth, cost position and market partnerships. DuPont is emerging as the number one U.S. supplier of advanced materials and is partnering with leading companies in Europe and Asia.


1993 VERSUS 1992
Sales were 2 percent above the prior year, principally due to the sales added from the acquisition of ICI's nylon business. Worldwide sales volume was up 5 percent, while prices declined, largely due to the exchange effects of a stronger dollar. Sales were about even with last year in all regions except in Asia, where sales were up 9 percent, mainly reflecting business expansion in the region. Absent additional sales from the ICI acquisition, European sales were down 16 percent, with about two-thirds of the decline due to price effects of the stronger dollar.

     After-tax operating income (ATOI) was down $240 million from 1992, principally due to higher restructuring charges. Excluding nonrecurring items from both years, earnings were $425 million, down 11 percent from $478 million in 1992. This reflects lower results for "Lycra", "Dacron", and nylon, particularly in Europe.


1992 VERSUS 1991
Sales were up less than 1 percent, as slightly higher prices were nearly offset by lower volume. ATOI was down 2 percent from 1991. Excluding nonrecurring items from both years and a 1992 charge of $104 million for accounting changes, earnings were up 4 percent, principally reflecting improved results for the textile and flooring systems businesses.

OUTLOOK
Major restructuring initiatives have been undertaken to reduce costs and enhance efficiency. Further economic improvement in the United States and recovery in Europe and Japan would increase and accelerate the benefits of the restructuring programs. Development of new products and new applications for existing products provides opportunities for growth in selected markets.


- -------------------------------------------------------------------------------

polymers
  ------------

     . Engineering polymers, elastomers, fluoropolymers, ethylene polymers, finishes and performance films are produced to serve industries including packaging, construction, chemical processing, electrical, paper, textiles and transportation. This group also includes the automotive businesses, which are engaged in manufacturing and marketing more than 100 DuPont product lines used by the automotive industry. Under an initiative begun last year, these businesses are grouped into strategic business units (see chart inside front cover*).

Polymers is on track with a strategy that is focused on core strengths in engineering polymers, ethylene polymers, fluoropolymers and finishes, to enhance our position in the automotive, packaging, construction and electrical markets.

     Developments during the year included the acquisition of ICI's nylon resins business and the announcement of a new nylon polymer facility as further steps toward growing our global nylon resins business. The ICI move will broaden our base in Europe. The polymer facility, located on Pulau Sakra, off Singapore, is needed to meet growing customer demand for DuPont "Zytel" nylon resin throughout the Asia Pacific region. Start-up is scheduled for 1995. "Zytel" is used in a wide range of applications, including automotive and electrical components. We also purchased Ciba-Geigy's PBT (polybutylene terephthalate) polyester business in Germany, which strengthens our global position in polyester resins and electrical markets. Except for "Corian" solid surface material, used in applications such as sinks and countertops, we sold our acrylics business to ICI as part of our strategy of focusing resources on those businesses in which we have unique strengths and the opportunity for global growth. A combination of cost-reduction programs and improving market conditions, primarily in the United States, brought gains late in the year.


1993 VERSUS 1992
Sales were up less than 1 percent as increased sales in the United States were essentially offset by lower sales in other regions. A worldwide 5 percent volume increase was offset by lower prices resulting principally from the currency exchange effects of a stronger dollar.

                                        ===================================
                                                       Sales
                                        -----------------------------------
                                                  ($ in billions)
                                               1991    1992    1993
                                                5.6     5.9     5.9

                                                        ATOI
                                        -----------------------------------
                                                  ($ in millions)
                                               1991    1992    1993
                                                119     318     177

                                        -----------------------------------


* This chart is not incorporated by reference in this Report polymers cont.
  ---------
After-tax operating income (ATOI) was down 44 percent from 1992 reflecting higher restructuring costs in 1993, including a $64 million charge for shutdown of a portion of the plant in LaPorte, Texas. Excluding nonrecurring items from both periods, ATOI was $340 million, even with last year. This reflects increased earnings from the United States and Asia Pacific, offset by lower earnings in Europe and Canada. The earnings gain in the United States resulted primarily from improvement in businesses supplying the automotive original equipment and after-markets, and electrical markets.


1992 VERSUS 1991
Sales were up 5 percent reflecting a 7 percent increase in volume partly offset by 2 percent lower selling prices. ATOI increased about $200 million. Excluding a 1992 charge of $75 million for accounting changes and nonrecurring items from both years, earnings were up 67 percent. The earnings gain reflects better results for automotive finishes and higher sales volume for engineering polymers.


OUTLOOK
Polymers is well positioned for global growth in selected markets. Cost-reduction initiatives and strategic alignments already undertaken further enhance our prospects for profitable growth in the event of global economic resurgence. Late-year results for packaging and industrial polymers, automotive and engineering polymers, helped by improving market conditions in the United States, indicate the potential benefits from a more widespread economic recovery.


- -------------------------------------------------------------------------------

petroleum
  ----------

       . Petroleum operations are carried out through Conoco, and range from exploring for crude oil and natural gas to marketing finished products. The upstream business finds, develops and produces crude oil and natural gas and processes natural gas to capture liquid hydrocarbons, such as ethane and propane, that are sold separately at higher value. The downstream business refines crude oil and other feedstocks into products such as gasoline and heating oil, and markets finished products to customers, primarily in the United States and Europe. Downstream also produces intermediates used as petrochemical feedstocks and specialty products such as petroleum coke and lubricating oils used in commercial and industrial applications.

                                        ===================================

                                                        Sales
                                        -----------------------------------
                                                   ($ in billions)
                                                 1991    1992    1993
                                                 15.9    16.1    15.8

                                                        ATOI
                                        -----------------------------------
                                                   ($ in millions)
                                                 1991    1992    1993
                                                  814     337     812


                                        -----------------------------------

Conoco's strategies are to grow core upstream producing areas in North America and the North Sea and core downstream operations in the United States and Western Europe; create new core businesses in selected areas of high value and growth potential; and continuously rationalize the asset base, optimizing the portfolio and reducing costs.

     In upstream, these strategies have significantly affected the portfolio in the past two years. In 1991, we had 476 producing fields in North America. Today, we have 60 percent fewer fields, but we have retained essentially all of the original production volume. The largest portfolio transaction in 1993 was the trade of Conoco's Milne Point Field in Alaska and some deepwater Gulf of Mexico acreage for an interest in British Petroleum's Amberjack Field in the Gulf of Mexico.

     We also increased our equity interest in Dubai, the Kotter and Logger fields in the Netherlands, and the Britannia Field in the United Kingdom, while disposing of interests in Australia and France. All these steps were taken to improve our portfolio of assets for healthier businesses and improved profitability.

     In exploration, we made seven promising discoveries and drilled 32 successful reservoir evaluation wells. Our two most significant discoveries were in the United States. Excluding the impact of purchases and sales of reserves in place, we replaced more than 100 percent of our production last year, in part reflecting the addition of reserves for the Britannia Field in the U.K. North Sea. Overall, including the effect of purchases and sales to restructure our portfolio, and including reserves of equity affiliates, worldwide oil and gas reserves increased slightly last year, while our cost structure improved significantly.

     Production has begun from three new fields in the U.K. North Sea core area -- Lyell, Murdoch and Alba. Lyell and Murdoch are good examples of how new technology and partnering are being applied to reduce development costs.
Design work continues on the development of the Britannia Field in the North Sea, and the Heidrun project in Norway is on schedule to produce first oil in 1995.

     In Indonesia, the Belida project is ahead of schedule, under budget and producing oil at a considerably higher rate than anticipated. Significant progress is being made in Russia on the Ardalin Field development. In addition, Conoco and our Russian partner, Arkhangelskgeologia, have recently signed an agreement for the evaluation of a new oil development project north of Ardalin.

     We continue to have high hopes that Nigeria can become a new core area. We were awarded a deepwater block during the year, and recently completed a seismic survey over the area.

     In the United States, we continue to pursue strategic growth in natural gas processing, a very profitable business. Natural gas liquids production increased by 13 percent over 1992.

     Our U.S. downstream network is seeing good results from consolidation into three regional units -- Rocky Mountain, Mid-Continent and Gulf Coast. The Rocky Mountain unit in particular posted improved results, reflecting success in reducing costs and capturing market opportunities.

     During 1994, the major challenge for the Gulf Coast regional business unit is to prepare for the changing market conditions that will result from the transition to cleaner, reformulated gasoline next January, under federal clean air legislation. The Lake Charles refinery can manufacture reformulated gasoline with lower new capital investment than the industry as a whole.

     In European downstream, our German affiliate had its best-ever earnings year, reflecting higher earnings from the Karlsruhe refinery, a major acquisition of retail stations, and continued expansion in eastern Germany. We are making substantial progress in expanding our marketing network elsewhere in Europe and began retail marketing in Norway and Finland. In Eastern Europe, our strategy couples petroleum cont.
- ---------
refining and marketing opportunities, and we are moving forward with several refinery purchase options in countries where we have already begun retail marketing.

     In Southeast Asia, we are trying to penetrate a market of high growth and good margins. We are evaluating participation in a joint venture for construction of a 100,000-barrel-per-day high-conversion refinery at Petronas's new world-class facility in Melaka, Malaysia. The project would give Conoco a 40 percent interest in the refinery's expanded section. This, along with our new marketing network in Thailand, would establish a beachhead that could lead to an integrated system like our system in Europe.


1993 VERSUS 1992
Sales were down 2 percent on lower crude oil prices despite higher volumes. Earnings of $812 million were up 141 percent largely on lower costs, higher production volumes and a lower overall effective tax rate. Overhead and operating expenses were reduced approximately $400 million, or 12 percent, adding more than $200 million to earnings. 1993 earnings included a net benefit of $230 million due to tax law changes partly offset by property dispositions and restructuring charges of $161 million. 1992 results included restructuring charges of $96 million. Excluding these items, earnings were up 72 percent to $743 million compared with $433 million in the prior year.

     Upstream earnings were $509 million, up $310 million or 156 percent from 1992. After adjusting for nonrecurring items, earnings for the year were up $194 million or 79 percent on lower costs, higher international crude oil and worldwide natural gas volumes, and higher U.S. natural gas prices. Lower crude oil prices and higher production-related depreciation partly offset the improvement.

     Worldwide petroleum liquids production from Conoco's leases averaged 367,000 barrels per day, up 10 percent from 1992. The average realized selling price for crude oil was $14.66 per barrel in the United States and $16.50 per barrel outside the United States, down 16 percent and 11 percent, respectively. Worldwide natural gas deliveries for consolidated and equity affiliate operations of 1,311 million cubic feet per day were up 11 percent. The average price for natural gas in the United States was $1.94 per thousand cubic feet, up 14 percent. Outside the United States, the average natural gas price was up 3 percent to $2.62 per thousand cubic feet.

     Downstream earnings were $303 million, up 120 percent from $138 million in 1992. After adjusting for nonrecurring items, full-year earnings of $302 million were up $116 million or 62 percent reflecting lower costs and higher refined product margins. Feedstocks processed at the company's refineries increased 2 percent in 1993 to 674,000 barrels per day. Worldwide product sales of 876,000 barrels per day were up 4 percent from the prior year.


1992 VERSUS 1991
Sales were up slightly from 1991, while earnings were down 59 percent on lower worldwide crude oil prices and refined product margins. 1992 operating income included charges of $96 million for restructuring and $47 million for accounting changes, while 1991 included a charge of $40 million for nonrecurring items. Excluding accounting changes and other nonrecurring items, earnings of $480 million were down 44 percent.


OUTLOOK
With energy market conditions likely to remain soft for the near term, the focus for ongoing improvement in financial performance will continue to be on managing costs and restructuring assets, and identifying investment opportunities consistent with this market outlook.

- -------------------------------------------------------------------------------

diversified businesses
  ---------
       . Diversified Businesses are characterized by broad opportunities for future growth and the promise of increased profitability, with the shared advantage of DuPont research and development. Under an initiative begun last year, these businesses are grouped into strategic business units (see chart inside front cover*).


AGRICULTURAL PRODUCTS
Agricultural Products had an excellent sales year, despite a depressed European agricultural market and floods in the U.S. Midwest. We strengthened our position as one of the world's largest producers of crop protection chemicals, with continued growth in the United States, Canada, Australia, Japan and parts of Europe and South America. During the year, we introduced our "Synchrony STS" system in the U.S Midwest; this system links the new postemergence sulfonylurea herbicide "Synchrony" with specific varieties of a soybean seed to maximize weed control. We also introduced a new sugarbeet herbicide in Europe, continuing our strategy of introducing high-value new products for specific applications.


ELECTRONIC MATERIALS
Electronics' performance improved as a result of earlier business realignments and initiatives to reduce cost. Divestiture of the electronic connectors business was completed in the first quarter of 1993. Microcircuit and semiconductor materials recorded increases in sales and market share, which were offset by declines in sales of cleaning agents based on chlorofluorocarbons. The newly acquired Philips photomask operation in Germany is running smoothly, consolidating our position as a leading supplier of photomasks to semiconductor manufacturers in the Americas and Europe. A new joint venture in China for microcircuit materials increases our opportunities in this rapidly growing market.


PRINTING AND PUBLISHING
The printing and publishing businesses continued to improve through restructuring and reductions in fixed costs. A graphic arts film coater in Neu Isenberg, Germany, was started up and all worldwide coating operations will be consolidated at that facility in 1994. Products introduced included new Crosfield workstations for electronic imaging, the DuPont "HyperColor" system for high-fidelity color, and the DuPont "Digital Proofing System".


MEDICAL PRODUCTS
Medical Products focused on programs to maximize sales in a soft worldwide health care market, while continuing to reduce costs. We expanded our share among hospital groups with the signing of a single-source, multi-year contract with Columbia/HCA Health Care Corporation.

                                        ===================================

                                                      Sales
                                        -----------------------------------
                                                 ($ in billions)
                                               1991    1992    1993
                                                7.7     6.2     5.7

                                                      ATOI
                                        -----------------------------------
                                                 ($ in millions)
                                               1991    1992    1993
                                                107    (49)   (407)

* This chart is not incorporated by reference in this Report.

diversified businesses cont.
  ---------


Product introductions included the new "LINX" laser printer for diagnostic imaging, new tests for the "aca" and "Dimension" blood chemistry analyzers, new centrifuges and a variety of detection products for life science research. The DuPont Merck Pharmaceutical Company, of which DuPont owns 50 percent, had another year of significant sales and earnings growth with revenue exceeding $1 billion for the first time.


CONSOL
CONSOL Energy Inc., a coal operations joint venture owned 50 percent by DuPont, experienced strikes against its unionized operations for much of 1993. However, a new five-year contract was negotiated with the United Mine Workers of America in December that gave the company additional operating flexibility at union-represented mines. In July, CONSOL acquired Island Creek Coal Inc., including eight mining complexes with expected production of 10 to 12 million tons per year.


1993 VERSUS 1992
Sales decreased 7 percent due to lower volume reflecting the absence of sales from the divested connector systems business. Selling prices were 2 percent lower, as higher prices in the United States were more than offset by lower prices elsewhere, reflecting the stronger dollar.

     The segment had a loss of $407 million in 1993 as compared to a loss of $49 million the prior year. This results from increased net nonrecurring charges, principally higher restructuring costs, partly offset by a gain on the sale of Remington Arms Company. Restructuring included $448 million for asset write-downs, primarily after-tax charges for restructuring plant operations and write-offs of intangibles in printing and publishing. In addition, a $126 million charge was taken for product liability claims and legal expenses, related to the "Benlate" DF 50 fungicide recall. Excluding nonrecurring items and coal results from both years, earnings were up 146 percent. The increase is attributable to increased earnings from crop protection chemicals and films, and substantially lower costs in printing and publishing.


1992 VERSUS 1991
Sales decreased 20 percent reflecting the absence of coal business revenues in 1992 which became part of a joint venture accounted for under the equity method. Earnings declined from $107 million in 1991 to a loss of $49 million in 1992. Excluding a $65 million 1992 charge for accounting changes and nonrecurring items, earnings were $241 million, up 22 percent, principally reflecting cost reductions in printing and publishing and higher medical products earnings.


OUTLOOK
Diversified Businesses serves a wide range of industries, with various opportunities and challenges. One example is health care reform in the United States. We are considering the challenges and opportunities this may present. Steps have been taken to improve the profitability of the businesses in this group, through restructuring, realignment and cost reduction.

FINANCIAL INFORMATION

30      Management's Discussion and Analysis

35      Responsibilities for Financial Reporting
36      Report of Independent Accountants
        Financial Statements:
37              Consolidated Income Statement
38              Consolidated Balance Sheet
39              Consolidated Statement of Stockholders' Equity
40              Consolidated Statement of Cash Flows
41              Notes to Financial Statements
58      Supplemental Petroleum Data
64      Quarterly Financial Data
64      Consolidated Geographic Data
65      Five-Year Financial Review

Management's Discussion and Analysis

  This review and discussion of financial performance should be read in conjunction with the letter to stockholders (pages 2-7), business reviews (pages 20-28) and the consolidated financial statements (pages 37-57).

ANALYSIS OF OPERATIONS


Events of Note
. In the first quarter the company sold its worldwide connector systems business to Hicks, Muse and Company, as part of its strategy for divestiture of non-core businesses. Proceeds were about $270 million, with negligible impact on earnings.

. At mid-year, DuPont and Imperial Chemical Industries Ltd. (ICI) completed transactions in which DuPont acquired for about $475 million ICI's worldwide fibers business and ICI acquired for $280 million DuPont's acrylics business, excluding "Corian". The purchase strengthens the company's nylon market position, particularly in Europe, where most of ICI's business was based. The acrylics sale had minimal earnings impact.

. In the third quarter, the company announced additional restructurings and recorded after-tax charges of $1.3 billion, principally for asset write-offs, the most significant of which were for goodwill, technology and rationalization of excess capacity in the printing and publishing businesses.

. In the fourth quarter, the company completed sales of the Remington Arms Company and DuPont Canada's "Sclair" polyethylene business. A net after-tax gain of $52 million was recorded. Proceeds of $300 million from the Remington sale were used primarily to retire debt.

. Also in the fourth quarter, the company took an additional $126 million after-tax charge in connection with the "Benlate" DF 50 fungicide recall. This additional accrual for "Benlate" DF 50 updates the estimate of costs based on recent experience of court trials, review of case histories and rate of spending on litigation. Adverse changes in estimates for these costs could result in additional future charges.


Restructuring
During 1993, the company announced a number of steps for strategic restructuring, primarily for improving competitiveness in global markets, but also to streamline internal organizations and eliminate large business sectors in favor of smaller, strategic business units. Restructuring charges of $1,295 million, after taxes, were taken in the third quarter. These include $375 million for employee separation costs related to the elimination of about 9,000 positions worldwide. Other charges were for write-offs, principally of goodwill and technology arising from printing and publishing acquisitions in the late 1980's, various facilities shutdowns and asset write-downs. The latter included write-downs for certain North American petroleum-producing properties sold in the fourth quarter, polymer production lines in LaPorte, Texas, nylon textile production lines in Martinsville, Virginia, and polyester filament production lines in Cooper River, South Carolina. It is estimated that 1994 earnings will reflect more than $300 million of after-tax cost savings related to this restructuring.


Sales
Sales in 1993 were $37.1 billion, down 2 percent from 1992. Sales in the Petroleum segment and the combination of all other segments were both about 2 percent below 1992. Lower sales were principally due to lower prices, partly offset by higher volumes. The sales decline for the combined Chemicals, Fibers, Polymers, and Diversified Businesses segments reflects 4 percent lower sales outside of the United States, largely due to adverse exchange effects from a stronger dollar, partly offset by higher volume. After adjusting for the divestiture of the connector systems business, U.S. sales were up 1 percent, reflecting slightly higher volume and prices. Fibers had increased sales resulting from the acquisition of ICI's nylon business, and Polymers had increased sales to the U.S. automotive industry.

     Sales in 1992 were $37.8 billion, 2 percent below 1991, principally reflecting the absence of sales from the coal business, which has been accounted for under the equity method since the beginning of 1992. After adjusting for the coal business, sales were up 2 percent, principally reflecting higher volumes worldwide. Currency exchange rates had no significant effect on the change in sales.

                                                                     30 DUPONT

Management's Discussion and Analysis


Earnings
Net income in 1993 was $555 million or $.81 per share, compared with a loss in 1992 of $3,927 million, or $(5.85) per share. Results in 1993 include higher restructuring charges, partly offset by reductions in cost of goods sold; selling, general and administrative expenses; interest; and other expenses. 1993 results also reflect a lower effective tax rate in Petroleum operations and a net benefit of $265 million resulting from tax law changes, primarily in the United Kingdom. Excluding the 1993 tax benefit, nonrecurring and extraordinary items from both years, and one-time charges in 1992 for adoption of new accounting standards, 1993 earnings were $1,677 million, or $2.46 per share, 25 percent higher than the $1,341 million, or $1.98 per share, earned in 1992. This improvement reflects higher Petroleum segment earnings, resulting principally from lower costs and increased production outside of the United States. Excluding the coal business that was adversely affected by United Mine Workers strikes for most of the year, combined earnings from segments other than Petroleum also improved, primarily due to cost reductions.

     1992 net income* was $975 million, compared to $1,403 million in 1991. Excluding nonrecurring charges and the after-tax effect of accounting changes on 1992 earnings, 1992 earnings were $1,698 million, down 2 percent from 1991. Improvements in the Polymers and Diversified Businesses segments were offset by lower earnings for Petroleum.


Taxes

- ------------------------------------------------------------------------------
                                           1993           1992          1991
- ------------------------------------------------------------------------------
($ in millions)
  Income tax expense                      $ 392          $ 836       $ 1,415
  Effective income tax rate (EITR)         40.9%          46.2%         50.2%

==============================================================================


     Over the last three years, the company's EITR exceeded the U.S. statutory rate of 35% in 1993, and 34% in 1992 and 1991, principally because of the higher tax rates associated with petroleum production operations outside the United States. The 1993 EITR decreased about 5 percentage points from the prior year, principally reflecting a lower effective tax rate in Petroleum operations and the $265 million tax benefit described above, partly offset by an increased proportion of higher-taxed Petroleum earnings. The decrease in the 1992 EITR, versus 1991, reflected a lower proportion of higher-taxed Petroleum earnings due to a reduced level of earnings in that segment, partly offset by an increase in the EITR from adoption of SFAS No. 109.

     The company paid total taxes of $6.4 billion in 1993, compared to $6.6 billion in 1992 and $6.4 billion in 1991. 1993 total tax payments were lower than 1992 reflecting lower taxes on income. Tax payments in 1992 were more than 1991, reflecting higher import duties and energy taxes outside the United States, partly offset by lower income tax payments.


CASH FLOWS AND FINANCIAL CONDITION


During the past three years, cash provided by operations was the primary source of funding for the company's capital investment programs and dividends.

     Cash provided by operations in 1993 totaled $5.4 billion, $1.0 billion higher than 1992. This principally reflects higher net income, excluding restructuring charges, and lower working capital. The 1993 third-quarter restructuring charge of $1.3 billion after taxes had minimal impact on cash provided by operations in 1993. Cash provided by operations in 1992 totaled $4.4 billion, down $1.1 billion from 1991, principally reflecting lower net income and a smaller benefit from working capital reductions.

     Capital expenditures of $3.7 billion in 1993, including expenditures for investments in affiliates, were $800 million, or 18 percent, below last year. Capital expenditures in 1992 were 14 percent lower than the 1991 level. The Petroleum segment accounted for 45 percent of total capital expenditures in 1993, up from 40 percent of the total in 1992, reflecting a proportionately higher curtailment of expenditures in segments other than Petroleum. The most significant Petroleum expenditures were for development of the Heidrun Field in Norway, the Murdoch and Alba North fields in the United Kingdom and the Belida field in Indonesia. For other segments, capital spending in 1993 continued to concentrate on strengthening and growing strategic businesses outside of the United States. This includes projects for "Adi-Pure" adipic acid and "Lycra" spandex in Singapore, "Ti-Pure" titanium dioxide in Taiwan, and "Nomex" aramid fibers and THF/"Terathane" polyether glycols in Spain. In the United States, significant expenditures were also made for commercialization of CFC alternatives and for modernization of "Dacron" polyester facilities. Improvement projects mainly concentrated on enhancing the efficiency and yields of existing refineries, including desulfurization of gasoline and diesel fuels, upgrading petroleum retail marketing networks, and X-ray film manufacturing.

     Capital expenditures for 1994 are estimated at $3.4 billion.


- -------------------------------------------------------------------------------
*Before extraordinary item and transition effect of accounting changes.

                                                                     31 DUPONT

Management's Discussion and Analysis

===============================================================================

          Capital Expenditures by Industry Segment ($ in billions)
    -----------------------------------------------------------------------
                                     1991    1992    1993
    -----------------------------------------------------------------------
    Chemicals                          .5      .4      .3

    Fibers                             .8      .9      .8

    Polymers                           .6      .6      .4

    Petroleum                         2.3     1.8     1.7

    Diversified Businesses             .7      .6      .3

===============================================================================

===============================================================================

Dividends and Cash Provided by Operations ($ in billions)
- -------------------------------------------------------------------------------
                             1991    1992    1993
- -------------------------------------------------------------------------------
Dividends                     1.1     1.2     1.2

Cash Provided by              5.5     4.4     5.4
Operations
===============================================================================


Total Capitalization at Year End
($ in billions)
- -------------------------------------------------------------------------------
                             1991    1992    1993
- -------------------------------------------------------------------------------
Total Capitalization         25.2    22.9    20.7

Total Debt                    33%     48%     45%

Stockholders' Equity          67%     52%     55%

===============================================================================

     Proceeds from sales of assets were about $1.2 billion in 1993, versus about $180 million in 1992 and $1.4 billion in 1991. 1993 proceeds primarily reflected the sales of connector systems, acrylics, the Remington Arms Company and petroleum properties. 1991 included $570 million for the sale of an interest in the coal business.

     Dividends per share of common stock in 1993 were $1.76, compared with $1.74 in 1992 and $1.68 in 1991. The regular quarterly dividend remained at $.44 per share. Dividends were last increased in the second quarter of 1992 from $.42 per share. The common stock dividend payout, in relation to cash provided by operations, was 22 percent, as compared to a 27 percent payout in 1992 and 21 percent in 1991.

     Borrowings at year-end 1993 were $9.3 billion, compared to $10.9 billion and $8.2 billion in 1992 and 1991, respectively. The $1.6 billion decrease in borrowings in 1993 reflects improved cash flow and a $434 million decrease in cash and cash equivalents. The cash flow improvement results from lower costs, excluding noncash restructuring charges, increased proceeds from sales of non-strategic businesses and significantly lower capital expenditures. The year-end 1993 debt ratio* was 45 percent, as compared to 48 percent in 1992, reflecting the lower level of borrowings, partly offset by a reduction in stockholders' equity due to lower net income, resulting from restructuring.

     Working capital investment (excluding cash and cash equivalents, short-term borrowings and capital lease obligations) decreased $1.1 billion in 1993, reflecting lower inventories and accounts receivable, and higher current liabilities, principally due to the third-quarter restructuring charges. In 1992, working capital investment declined about $600 million, reflecting lower accounts receivable and higher accounts payable and other accrued liabilities.

     The ratio of current assets to current liabilities, including cash and cash equivalents, short-term borrowings and capital lease obligations, at year-end 1993 was 1.2:1, as compared to 1.2:1 in 1992 and 1.4:1 in 1991.


* Total short- and long-term borrowings and capital lease obligations divided by the sum of these amounts plus stockholders' equity and minority interests in consolidated subsidiaries.
                                                                     32 DUPONT

Management's Discussion and Analysis


ENVIRONMENTAL MATTERS


Recognizing that some risk to the environment is associated with the company's operations, as it is with other companies engaged in similar businesses, the company is committed to protecting the environment and has a program to reduce emissions and generation of hazardous waste. The company complies worldwide with government regulations relating to the protection of the environment. Expenditures to comply with these increasingly stringent environmental laws and regulations could be significant over the next ten to twenty years but are not expected to have a material impact on the company's competitive or financial position. If new laws and regulations containing more stringent requirements are enacted, expenditures may be higher than the assessments of potential environmental costs provided below.

     New waste treatment facilities and pollution control and other equipment are being installed to satisfy legal requirements and to make progress in achieving the company's waste elimination and prevention goals. About $500 million was spent for capital projects related to environmental requirements and company goals in 1993. The company currently forecasts expenditures for environmental-related capital projects totaling about $500 million in 1994. These amounts may increase in future years. The company anticipates significant capital expenditures may be required over the next decade for treatment, storage, and disposal facilities for solid and hazardous waste. In addition, compliance costs under the 1990 Clean Air Act Amendments are expected to be significant. Environmental capital expenditures in 1992 and 1993 included expenditures in the Petroleum segment to meet federal requirements related to reformulated gasoline/clean fuels. Additional environmental capital expenditures are anticipated for plant air emission controls, primarily in the Chemicals and Petroleum segments; however, considerable uncertainty will remain with regard to estimates of capital expenditures until regulatory requirements are known.

     Estimated pretax environmental expenses charged to current operations, including the remediation accruals discussed below, totaled about $1 billion in 1993, as compared to $900 million in 1992 and 1991. These expenses include operating, maintenance, and depreciation costs for solid waste treatment, storage and disposal facilities and for air and water pollution control facilities; costs incurred in conducting environmental research activities; and other matters. The largest of these expenses results from the operation of water pollution control facilities (related to compliance with the Clean Water
Act) and the operation of solid waste management facilities, each of which accounts for about one quarter of the total. More than 80 percent of total annual expenses relate to the company's Chemicals, Fibers, Polymers, and Diversified Businesses segments in the United States, primarily the Chemicals and Polymers segments. Expenses may increase over the next several years as a result of additional operating expenses associated with expected new pollution prevention and control equipment.

     The company accrues for certain environmental remediation activities relating to past operations, including those under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund) and the Resource Conservation and Recovery Act (RCRA) described below, when it is probable that a liability has been incurred and reasonable estimates can be made. Accrued liabilities are exclusive of claims against third parties and are not discounted. During 1993, the company accrued $183 million for environmental remediation activities, compared to $160 million and $130 million in 1992 and 1991, respectively. At December 31, 1993, the company's balance sheet included an accrued liability of $522 million as compared to $465 million and $426 million at year-end 1992 and 1991, respectively. Expenditures for such previously accrued remediation activities were $126 million in 1993, $121 million in 1992 and $91 million in 1991.

                                                                     33 Dupont

Management's Discussion and Analysis


     The company's assessment of the potential impact of the two principal remediation statutes, RCRA and CERCLA, follows below. The assessment is subject to considerable uncertainty due to the complex, ongoing and evolving process of generating estimates of remediation costs. The various stages of remediation include initial broad-based analysis of a site, on-site investigation (including soil and ground water analyses), feasibility studies (comparing and selecting from among various remediation methods and technologies), approval by applicable authorities, and finally the actual implementation of the remediation plan. This process is affected by the ongoing development of new remediation technologies and regulations and occurs over a relatively long period of time. The company's assessment takes into account the stage of the process each site is in at the time of assessment, the degree of uncertainty surrounding estimates for each phase of remediation, and other factors affecting a specific site.

     RCRA, as amended in 1984, provides for extensive regulation of the treatment, storage and disposal of hazardous waste. Included in these regulations are bans on the land disposal of certain hazardous wastes and requirements for correcting contamination from past practices at operating sites subject to RCRA. The company anticipates significant additional expenditures may be required over the next two decades. Annual expenditures for RCRA corrective actions near term are not expected to vary significantly from the range of such expenditures over the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly (perhaps between $50 million and $300 million in any one year), as a result of: the developing nature of administrative regulations; how the laws and regulations may be applied to sites; and multiple choices and costs associated with diverse technologies that may be used in corrective actions. The company is actively pursuing claims against insurers with respect to RCRA liabilities.

     The company from time to time receives notices from the Environmental Protection Agency (EPA) and state environmental agencies that the company is a "potentially responsible party" (PRP) under CERCLA and equivalent state legislation. These notices assert potential liability for remediation costs of various waste treatment or disposal sites that are not company-owned and allegedly contain wastes attributable to the company from past operations. The company may incur significant costs, which could exceed $150 million in the aggregate over the next decade with respect to these sites. The company's share of the remediation cost at these sites in many instances cannot be accurately predicted due to the large number of PRPs involved; the scarcity of reliable data pertaining to many of these sites; uncertainty as to how the laws and regulations may be applied to these sites; and multiple choices and costs associated with diverse technologies that may be used in remediation. For most sites, the company's potential liability will be significantly less than the total site remediation costs because the percentage of material attributable to the company versus that attributable to other PRPs is relatively low and the other PRPs have the financial strength to meet their obligations. The company is actively pursuing claims against insurers with respect to CERCLA liabilities.

     Although future remediation expenditures in excess of current reserves could be significant, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, principally from evolving requirements and their effects on individual sites, selection of technology to meet compliance standards and the cost and timing of expenditures. These expenditures in the aggregate, however, are not expected to have a material impact on the company's competitive or financial position.

                                                                     34 DUPONT

Responsibilities for Financial Reporting


Management is responsible for the consolidated financial statements and the other financial information contained in this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles considered by management to present fairly the company's financial position, results of operations and cash flows. The financial statements include some amounts that are based on management's best estimates and judgments.

     The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal accounting controls at December 31, 1993 meets the objectives noted above.

     The financial statements have been audited by the company's independent accountants, Price Waterhouse. The purpose of their audit is to independently affirm the fairness of management's reporting of financial position, results of operations and cash flows. To express the opinion set forth in their report, they study and evaluate the internal accounting controls to the extent they deem necessary. Their report is shown on page 36. The adequacy of the company's internal accounting controls and the accounting principles employed in financial reporting are under the general oversight of the Audit Committee of the Board of Directors. This Committee also has responsibility for employing the independent accountants, subject to stockholder ratification. No member of this Committee may be an officer or employee of the company or any subsidiary or affiliated company. The independent accountants and the internal auditors have direct access to the Audit Committee, and they meet with the Committee from time to time, with and without management present, to discuss accounting, auditing and financial reporting matters.


               /s/ Edgar S. Woolard, Jr.        /s/ Charles L. Henry
                   Edgar S. Woolard, Jr.            Charles L. Henry
                   Chairman of the Board            Senior Vice President
                   and Chief Executive Officer      DuPont Finance
                                                    and Chief Financial Officer

                                                                     35 DUPONT

Report of Independent Accountants


To the Stockholders and the Board of Directors of
E. I. du Pont de Nemours and Company



In our opinion, the consolidated financial statements appearing on pages 37 through 57 of this Annual Report present fairly, in all material respects, the financial position of E. I. du Pont de Nemours and Company and its subsidiaries at December 31,1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the company changed its method of accounting for postretirement benefits other than pensions and for income taxes in 1992.


                                   /s/ Price Waterhouse
                                       Price Waterhouse
                                       Thirty South Seventeenth Street
                                       Philadelphia, Pennsylvania 19103
                                       February 17, 1994

                                                                     36 DUPONT

Financial Statements

E.I. du Pont de Nemours and Company and Consolidated Subsidiaries

- -----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT                                                   DOLLARS IN MILLIONS, EXCEPT PER SHARE
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                        1993            1992            1991
- -----------------------------------------------------------------------------------------------------------------------------------
Sales*                                                                           $    37,098      $   37,799      $   38,695
Other Income (Note 2)                                                                    743             553             828
                                                                               ----------------------------------------------------
    Total                                                                             37,841          38,352          39,523
                                                                               ----------------------------------------------------

Cost of Goods Sold and Other Operating Charges (Notes 3 and 13)                       21,396          21,856          22,528
Selling, General and Administrative Expenses                                           3,309           3,743           3,576
Depreciation, Depletion and Amortization                                               2,833           2,655           2,640
Exploration Expenses, Including Dry Hole Costs
   and Impairment of Unproved Properties                                                 361             416             602
Research and Development Expense                                                       1,132           1,277           1,298
Interest and Debt Expense (Note 4)                                                       594             643             752
Taxes Other Than on Income* (Note 5)                                                   5,423           5,476           4,872
Gain from Sale of an Interest in Coal Business (Note 6)                                   --              --            (391)
Restructuring Charges (Note 7)                                                         1,835             475             828
                                                                               ----------------------------------------------------
    Total                                                                             36,883          36,541          36,705
                                                                               ----------------------------------------------------
Earnings Before Income Taxes                                                             958           1,811           2,818
Provision for Income Taxes (Note 8)                                                      392             836           1,415
                                                                               ----------------------------------------------------

Income Before Extraordinary Item and Transition Effect
   of Accounting Changes                                                                 566             975           1,403
Extraordinary Charge from Early Extinguishment of Debt (Note 9)                          (11)            (69)             --
Transition Effect of Changes in Accounting Principles (Notes 1, 8, and 26)                --          (4,833)             --
                                                                               ----------------------------------------------------
Net Income (Loss)                                                                $       555      $   (3,927)     $    1,403
===================================================================================================================================
Earnings Per Share of Common Stock (Note 10)
   Income Before Extraordinary Item and Transition Effect
    of Accounting Changes                                                        $       .83      $     1.43      $     2.08
  Extraordinary Charge from Early Extinguishment of Debt (Note 9)                       (.02)           (.10)             --
  Transition Effect of Changes in Accounting Principles (Notes 1, 8, and 26)              --           (7.18)             --
                                                                               ----------------------------------------------------
  Net Income (Loss)                                                              $       .81      $    (5.85)     $     2.08
===================================================================================================================================

* Includes petroleum excise taxes of $4,477, $4,508, and $3,867 in 1993, 1992, and 1991, respectively.

                              See pages 41-57 for Notes to Financial Statements.

                                                                       37 Dupont

- -----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET                                                     DOLLARS IN MILLIONS, EXCEPT PER SHARE
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                             1993            1992
- -----------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and Cash Equivalents (Note 11)                                                                  $ 1,240         $ 1,674
Accounts and Notes Receivable (Note 12)                                                                4,848           5,238
Inventories (Note 13)                                                                                  3,818           4,401
Prepaid Expenses                                                                                         231             345
Deferred Income Taxes (Note 8)                                                                           762             570
                                                                                          -----------------------------------------
     Total Current Assets                                                                             10,899          12,228
                                                                                          -----------------------------------------
Property, Plant and Equipment (Note 14)                                                               47,926          47,235
Less:  Accumulated Depreciation, Depletion and Amortization                                           26,503          25,353
                                                                                          -----------------------------------------
                                                                                                      21,423          21,882
                                                                                          -----------------------------------------
Investment in Affiliates (Note 15)                                                                     1,607           1,746
Other Assets (Notes 8 and 16)                                                                          3,124           3,014
                                                                                          -----------------------------------------
Total                                                                                                $37,053         $38,870
===================================================================================================================================
Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable (Note 17)                                                                           $ 2,444         $ 2,771
Short-Term Borrowings and Capital Lease Obligations (Note 18)                                          2,796           3,799
Income Taxes (Note 8)                                                                                    321             189
Other Accrued Liabilities (Note 19)                                                                    3,878           3,467
                                                                                          -----------------------------------------
     Total Current Liabilities                                                                         9,439          10,226

Long-Term Borrowings and Capital Lease Obligations (Notes 20 and 21)                                   6,531           7,193
Other Liabilities (Note 22)                                                                            8,200           7,707
Deferred Income Taxes (Note 8)                                                                         1,466           1,802
                                                                                          -----------------------------------------
     Total Liabilities                                                                                25,636          26,928
                                                                                          -----------------------------------------
Minority Interests in Consolidated Subsidiaries                                                          187             177
                                                                                          -----------------------------------------
Stockholders' Equity (See page 39)
Preferred Stock                                                                                          237             237
Common Stock, $.60 par value; 900,000,000 shares authorized;
     issued at December 31:  1993--677,577,437; 1992--675,008,236                                        407             405
Additional Paid-In Capital                                                                             4,660           4,551
Reinvested Earnings                                                                                    5,926           6,572
                                                                                          -----------------------------------------
     Total Stockholders' Equity                                                                       11,230          11,765
                                                                                          -----------------------------------------
Total                                                                                                $37,053         $38,870
===================================================================================================================================

                              See pages 41-57 for Notes to Financial Statements.

                                                                       38 DUPONT

- -------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF                  DOLLARS IN MILLIONS, EXCEPT PER SHARE
STOCKHOLDERS' EQUITY
- -------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                        1993            1992            1991
- -----------------------------------------------------------------------------------------------------------------------------------
Preferred Stock, without par value-cumulative
   23,000,000 shares authorized; issued at December 31:
    $4.50 Series -- 1,672,594 shares (callable at $120)                             $   167          $   167        $    167
    $3.50 Series -- 700,000 shares (callable at $102)                                    70               70              70
                                                                               ----------------------------------------------------
                                                                                        237              237             237
                                                                               ----------------------------------------------------
Common Stock (Notes 23 and 24), $.60 par value;
   900,000,000 shares authorized; issued at December 31:
    1993 -- 677,577,437; 1992 -- 675,008,236; 1991 -- 671,242,137                       407              405             403
                                                                               ----------------------------------------------------
Additional Paid-In Capital (Notes 23 and 24)
Balance at Beginning of Year                                                          4,551            4,418           4,342
Common Stock:
   Issued in Connection with Compensation and Benefit Plans                             109              133              81
   Repurchased and Retired                                                               --               --              (5)
                                                                               ----------------------------------------------------
Balance at End of Year                                                                4,660            4,551           4,418
                                                                               ----------------------------------------------------
Reinvested Earnings (Note 23)
 Balance at Beginning of Year                                                         6,572           11,681          11,437
Net Income (Loss)                                                                       555           (3,927)          1,403
                                                                               ----------------------------------------------------
                                                                                      7,127            7,754          12,840
- -----------------------------------------------------------------------------------------------------------------------------------
Preferred Dividends                                                                     (10)             (10)           (10)
Common Dividends (1993 -- $1.76; 1992 -- $1.74; 1991 -- $1.68)                       (1,191)          (1,172)        (1,127)
                                                                               ----------------------------------------------------
   Total Dividends                                                                   (1,201)          (1,182)        (1,137)
                                                                               ----------------------------------------------------
Common Stock Repurchased and Retired                                                     --               --            (22)
                                                                               ----------------------------------------------------
Balance at End of Year                                                                5,926            6,572         11,681
                                                                               ----------------------------------------------------
Total Stockholders' Equity                                                          $11,230          $11,765        $16,739
===================================================================================================================================

                              See pages 41-57 for Notes to Financial Statements.

                                                                       39 DUPONT

- ---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS                                           DOLLARS IN MILLIONS
- ---------------------------------------------------------------------------------------------------------------------------


- ---------------------------------------------------------------------------------------------------------------------------
                                                                                    1993             1992            1991
- ---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of Year                                   $ 1,674          $   468         $   611
                                                                               --------------------------------------------

Cash Provided by Operations
Net Income (Loss)                                                                    555           (3,927)          1,403
Adjustments to Reconcile Net Income to Cash Provided by Operations:
  Extraordinary Charge from Early Extinguishment of Debt (Note 9)                     11               69              --
  Transition Effect of Accounting Changes (Notes 1, 8 and 26)                         --            4,833              --
  Depreciation, Depletion and Amortization                                         2,833            2,655           2,640
  Dry Hole Costs and Impairment of Unproved Properties                               201              185             311
  Other Noncash Charges and Credits--Net (Note 7)                                    843             (174)           (546)
  Decrease in Operating Assets:
    Accounts and Notes Receivable                                                    103              104             380
    Inventories and Other Operating Assets                                           664              219             740
  Increase (Decrease) in Operating Liabilities:
    Accounts Payable and Other Operating Liabilities                                 686              907             823
    Accrued Interest and Income Taxes (Notes 4 and 8)                               (516)            (483)           (290)
                                                                               --------------------------------------------
        Cash Provided by Operations                                                5,380            4,388           5,461
                                                                               --------------------------------------------

Investment Activities (Note 6)
Purchases of Property, Plant and Equipment                                        (3,621)          (4,448)         (5,065)
Investments in Affiliates                                                            (70)            (127)           (220)
Payments for Businesses Acquired                                                    (409)              --              --
Proceeds from Sales of Assets                                                      1,160              179           1,380
Miscellaneous--Net                                                                   (41)            (123)            (40)
                                                                               --------------------------------------------
        Cash Used for Investment Activities                                       (2,981)          (4,519)         (3,945)
                                                                               --------------------------------------------

Financing Activities
Dividends Paid to Stockholders                                                    (1,201)          (1,182)         (1,137)
Net Increase (Decrease) in Short-Term Borrowings (Note 6)                         (2,024)           2,310          (1,301)
Long-Term and Other Borrowings (Notes 6 and 9):
  Receipts                                                                         1,806            2,976           3,075
  Payments                                                                        (1,392)          (2,711)         (2,255)
Common Stock:
  Issued in Connection with Compensation Plans                                        67               86               7
  Repurchased and Retired                                                             --               --             (27)
                                                                               --------------------------------------------
        Cash Provided by (Used for) Financing Activities                          (2,744)           1,479          (1,638)
                                                                               --------------------------------------------
Effect of Exchange Rate Changes on Cash                                              (89)            (142)            (21)
                                                                               --------------------------------------------

Cash and Cash Equivalents at End of Year                                         $ 1,240          $ 1,674         $   468
                                                                               --------------------------------------------

Increase (Decrease) in Cash and Cash Equivalents                                 $  (434)         $ 1,206         $  (143)
===========================================================================================================================

                              See pages 41-57 for Notes to Financial Statements.

                                                                       40 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------

1. Summary of Significant Accounting Policies

DuPont observes the generally accepted accounting principles described below. These, together with the other notes that follow, are an integral part of the consolidated financial statements.

Accounting Changes

In 1992, DuPont adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes." The company recorded charges to net income of $3,788 ($5.63 per share) and $1,045 ($1.55 per share), respectively, as of January 1, 1992 for the effects of transition to these two new standards. See also Notes 8 and 26.

Basis of Consolidation

The accounts of wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Investments in affiliates owned 20 percent or more and corporate joint ventures are accounted for under the equity method. Investments in noncorporate joint ventures of petroleum operations are consolidated on a pro rata basis. Other securities and investments are generally carried at cost.

Inventories

Substantially all inventories are valued at cost as determined by the last-in, first-out (LIFO) method; in the aggregate, such valuations are not in excess of market. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower; cost is generally determined by the average cost method.

Property, Plant and Equipment

Property, plant and equipment (PP&E) is carried at cost and, except for petroleum PP&E, is generally classified in depreciable groups and depreciated by accelerated methods that produce results similar to the sum-of-the-years' digits method. Depreciation rates range from 4 percent to 12 percent per annum on direct manufacturing facilities and from 2 percent to 10 percent per annum on other facilities; in some instances appropriately higher or lower rates are used. Generally, for PP&E acquired prior to 1991, the gross carrying value of assets surrendered, retired, sold or otherwise disposed of is charged to accumulated depreciation and any salvage or other recovery therefrom is credited to accumulated depreciation. For disposals of PP&E acquired after 1990, the gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals.

  Petroleum PP&E, other than that described below, is depreciated on the straight-line method at various rates calculated to extinguish carrying values over estimated useful lives. When petroleum PP&E is surrendered, retired, sold or otherwise disposed of, the assets involved determine if gain or loss is recognized, or the gross carrying value is charged to accumulated depreciation, depletion and amortization and any salvage or other recovery therefrom is credited to accumulated depreciation, depletion and amortization.

  Maintenance and repairs are charged to operations; replacements and betterments are capitalized.

Oil and Gas Properties

The company's exploration and production activities are accounted for under the successful-efforts method. Costs of acquiring unproved properties are capitalized, and impairment of those properties, which are individually insignificant, is provided for by amortizing the cost thereof based on past experience and the estimated holding period. Geological, geophysical and delay rental costs are expensed as incurred. Costs of exploratory dry holes are expensed as the wells are determined to be dry. Costs of productive properties, production and support equipment, and development costs are capitalized and amortized on a unit-of-production basis.

Intangible Assets

Identifiable intangible assets such as purchased patents and trademarks are amortized on a straight-line basis over their estimated useful lives. Goodwill is amortized over periods up to 40 years on the straight-line method.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

  In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

Income Taxes

The provision for income taxes for 1993 and 1992 has been determined under SFAS No. 109, which requires use of the asset and liability approach to accounting for income taxes. Under that approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the company's assets and liabilities and are adjusted for changes in tax rates and tax laws

                                                                     41 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

  Prior to 1992, the provision for income taxes was determined under Accounting Principles Board (APB) Opinion No. 11, which required use of the deferral method. Under that method, the provision for income taxes was based on pretax financial income, which differed from taxable income because certain elements of income and expense were reflected in different periods for financial accounting and tax purposes. Deferred taxes were provided on these timing differences using the tax rate in effect when the timing difference originated, and the effects of reversing timing differences were reflected at those historical tax rates.

  Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except in cases in which these earnings are deemed to be permanently invested. Investment tax credits or grants are accounted for in the period earned (the flow-through method).

Foreign Currency Translation

The company has determined that the U.S. dollar is the "functional currency" of its worldwide operations. Foreign currency asset and liability amounts are translated into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant and equipment, which are translated at historical rates. Income and expenses are translated at average exchange rates in effect during the year, except for expenses related to balance sheet amounts that are translated at historical exchange rates. The company enters into forward exchange contracts to hedge against the adverse impact of foreign currency fluctuations on the monetary assets and liabilities of operations outside the United States. Exchange gains and losses, net of their related tax effects, are included in income in the period in which they occur.

  In addition, the company enters into forward exchange contracts and similar agreements to effectively convert certain firm foreign currency commitments to U.S. dollar-denominated transactions. Gains and losses on these specific commitment hedges are deferred and included in the measurement of the related foreign currency transactions.

  In the Consolidated Statement of Cash Flows, the company reports the cash flows resulting from its hedging activities in the same category as the related item that is being hedged.

Interest Rate Swap Agreements

The company enters into interest rate swap agreements to moderate its exposure to interest rate changes and/or to lower the overall cost of borrowings. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements.

Reclassifications

Certain reclassifications of prior years' data have been made to conform to 1993 classifications.

2. Other Income

- --------------------------------------------------------------------
                                           1993      1992      1991
- --------------------------------------------------------------------
Royalty income                             $111      $118      $120
Interest income, net of
  miscellaneous interest expense            160       178       193
Equity in earnings of affiliates
  (see Note 15)                             121       216        18
Sales of assets                             198        40       442
Miscellaneous income and
  expenses-net                              153         1        55
                                           -------------------------
                                           $743      $553      $828
====================================================================

3. Fungicide Recall and Claims Provision

During 1991, the company initiated a stop-sale and recall of "Benlate" DF 50 fungicide. The company accrued $200, $212 and $343 in 1993, 1992 and 1991 respectively, for estimated costs in excess of insurance coverage. Adverse changes in estimates for such costs could result in additional future charges.

4. Interest and Debt Expense

- --------------------------------------------------------------------
                                             1993     1992     1991
- --------------------------------------------------------------------
Interest and debt cost incurred              $825     $860     $968
Less: Interest and debt cost capitalized      194      194      197
      Foreign currency adjustments*            37       23       19
                                            ------------------------
                                             $594     $643     $752
====================================================================

* Represents exchange gains associated with local currency borrowings in hyperinflationary economies. These amounts effectively offset the related inflationary interest expense arising from currency devaluations.

  Interest paid (net of amounts capitalized) was $614 in 1993, $611 in 1992 and $712 in 1991.

                                                                     42 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


5. Taxes Other Than on Income

- ------------------------------------------------------------------
                                      1993       1992       1991
- ------------------------------------------------------------------
Petroleum excise taxes
  (also included in Sales):
    U.S.                             $  803     $  709     $  664
    Non-U.S.                          3,674      3,799      3,203
Payroll taxes                           443        459        479
Property taxes                          201        201        207
Import duties                           151        146        136
Production and other taxes              151        162        183
                                    ------------------------------
                                     $5,423     $5,476     $4,872
==================================================================

6. Investment Activities

Payments for businesses acquired in 1993 include $380 as part of the third-quarter acquisition of Imperial Chemical Industries P.L.C.'s worldwide nylon business. In addition to the cash payment, a deferred payment of $93 is reflected in Other Liabilities. Of the total purchase price, $259 and $170 were reflected in property, plant and equipment and inventories, respectively.

  Proceeds from sales of businesses in 1993 principally include $270 from the first-quarter sale of the connector systems business, $280 from the third-quarter sale of the acrylics business, and $300 from the fourth-quarter sale of Remington Arms. Assets sold in connection with these sales amounted to $656, of which $336 was property, plant and equipment with the remainder divided about equally between inventories and other current assets.

  On December 31, 1991, DuPont and subsidiaries of RWE AG of Germany (collectively, Rheinbraun) formed a corporate joint venture owned 50% each. To form this joint venture, DuPont sold an approximate 34% interest in its coal business, principally Consolidation Coal Company, to Rheinbraun. Proceeds to the company were $570. DuPont contributed the remainder of its coal business interests to the joint venture, and the venture assumed $896 of short- and long-term borrowings of the coal business. Rheinbraun contributed the interest purchased from DuPont, other U.S. coal interests and $320 cash, which was used at December 31, 1991 to pay down venture borrowings. This corporate joint venture, CONSOL Energy Inc., is accounted for under the equity method.

7. Restructuring Charges

Restructuring charges are directly related to corporate decisions to reduce worldwide employment levels and realign worldwide production and support facilities in order to improve productivity and competitiveness. Charges include write-offs of intangibles, employee separation costs, costs of shutting down certain facilities and contract cancellation costs.

  Charges of $1,835 were recorded in the third quarter of 1993. Asset writedowns and facility shutdowns totaled $1,206 million, principally for rationalization of excess capacity and write-offs of goodwill and technology in the printing and publishing business and for certain North American petroleum properties sold in the fourth quarter. Employee separation costs totaled $559, of which approximately $190 will be paid from the company's pension trust. Costs for miscellaneous items were $70.

  In the fourth quarter of 1992, the company recorded charges of $475 for termination incentives and payments, as well as certain other charges, related to business restructurings.

  During 1991 the company announced various cost reduction programs, primarily in the U.S. chemicals and specialties businesses. The cost of these programs accrued in the fourth quarter 1991 was $828. About $417 of this amount was paid from the company's pension trust.

                                                                       43 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


8. Provision for Income Taxes

Effective January 1, 1992, the company adopted SFAS No. 109, "Accounting for Income Taxes." Information shown below for 1991 was determined under the provisions of APB Opinion No. 11. On adoption of SFAS No. 109, the company recorded an increase in deferred tax liabilities at January 1, 1992, and a charge to income of $1,045, principally to provide deferred taxes for purchase business combinations consummated prior to 1992 for which it was not practicable to adjust all remaining assets and liabilities to pretax amounts. Total income taxes paid worldwide were $896 in 1993, $1,213 in 1992 and $1,661 in 1991.

- ------------------------------------------------------------------------
                                           1993        1992        1991
- ------------------------------------------------------------------------
Current tax expense:
  U.S. federal                         $    321    $     34    $    665
  U.S. state and local                       21           5          42
  Non-U.S.                                  758         857       1,012
                                      ----------------------------------
  Total                                   1,100         896       1,719

Deferred tax expense:
  U.S. federal                             (486)       (319)       (549)
  U.S. state and local                      (53)        (35)        (64)
  Non-U.S.                                 (198)        133         206
                                      ----------------------------------
  Total                                    (737)       (221)       (407)
                                      ----------------------------------
Other/1/                                     29         161         103
                                      ----------------------------------
Provision for Income Taxes
  (Excluding Extraordinary Item
   and Transition Effect
   of Accounting Change)                    392         836    $  1,415
                                                             ===========
Extraordinary Item                           (7)        (39)

Transition Effect of Change
  in Accounting for Postretirement
  Benefits Other Than Pensions               --      (2,130)
Stockholders' Equity/2/                     (20)        (11)
                                      -----------------------
Total Provision/3/                     $    365    $ (1,344)
========================================================================

/1/ Represents exchange losses associated with the company's hedged non-U.S. tax liabilities. These amounts offset the tax effect arising from related hedging activities. The 1992 amount also includes $97 representing exchange gains on unhedged non-U.S. deferred tax liabilities established in conjunction with the adoption of SFAS No. 109. Excluding this item, exchange gains and losses, net of their related tax effects, were not material in the periods presented.

/2/ Represents tax benefit of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.

/3/ 1993 includes a net tax benefit of $265, arising principally from U.K.
    Petroleum Revenue Tax law revisions.


  Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. Temporary differences are determined in accordance with SFAS No. 109 commencing in 1992 and are more inclusive than timing differences as determined under previously applicable accounting principles. Deferred income taxes for years prior to 1992 have not been restated. The tax effects of temporary/timing differences and tax loss/tax credit carryforwards included in the deferred income tax provision (excluding extraordinary item and transition effect of accounting change) are as follows:


- -------------------------------------------------------------------------
                                               1993      1992      1991
- -------------------------------------------------------------------------
Depreciation                                 $ (105)   $  232    $  154
Accrued employee benefits                       (69)      (69)     (434)
Other accrued expenses                         (346)      (67)     (169)
Intangible drilling costs                       (68)       10        33
Inventory                                       109       (53)      101
Unrealized exchange losses                      (22)     (125)      (37)
Investment in subsidiaries and affiliates        (4)       --        --
Other temporary/timing differences               30       (55)      (58)
Tax loss/tax credit carryforwards                 4      (103)        3
Valuation allowance change--net                   8         9        --
Tax rate changes                               (274)       --        --
                                            -----------------------------
                                             $ (737)   $ (221)   $ (407)
=========================================================================

                                                                       44 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


The significant components of deferred tax assets and liabilities at December 31, 1993 and 1992 are as follows:

- ---------------------------------------------------------------------------------------
                                               1993                      1992
- ---------------------------------------------------------------------------------------
Deferred Tax                            Asset      Liability      Asset      Liability
- ---------------------------------------------------------------------------------------
Depreciation                          $      --    $   2,808    $       5    $   3,111
Accrued employee benefits                 2,875          651        2,763          649
Other accrued expenses                      963           --          626           --
Intangible drilling costs                    --          337           --          420
Inventory                                   107          330          182          317
Unrealized exhange gains/losses              85           --           60           --
Tax loss/tax credit carryforwards           590           --          594           --
Investment in subsidiaries
  and affiliates                             34          130           26          123
Other                                       352          878          370          829
                                     --------------------------------------------------
Total                                     5,006    $   5,134        4,626    $   5,449
                                                   =========                 =========
Less : Valuation allowance                 (445)                     (437)
                                      ---------                 ---------
Net                                   $   4,561                 $   4,189
=======================================================================================

  Current deferred tax liabilities (included in the Consolidated Balance Sheet caption "Income Taxes") were $67 and $28 at December 31, 1993 and 1992, respectively. In addition, at December 31, 1993, a $198 deferred tax asset was included in Other Assets (see Note 16).

  An analysis of the company's effective income tax rate (excluding extraordinary item and transition effect of accounting changes) follows:

- --------------------------------------------------------------------------------
                                                   1993        1992        1991
- --------------------------------------------------------------------------------
Statutory U.S. federal income tax rate             35.0%       34.0%       34.0%
Higher effective tax rate on non-U.S.
  operations (principally Petroleum)               51.9        20.5        22.9
Lower effective tax rate on operations
  within U.S. possessions                          (5.6)       (2.4)       (1.1)
Lower effective tax rate on export sales           (2.5)       (1.6)       (1.3)
Alternative fuels credit                           (6.9)       (2.0)       (1.0)
States taxes                                       (2.2)       (0.6)       (0.5)
Tax rate changes                                  (28.6)         --          --
Rate differential on reversing timing
  differences                                        --          --        (2.9)
Other-net                                          (0.2)       (1.7)        0.1
                                               --------------------------------
Effective income tax rate                          40.9%       46.2%       50.2%
================================================================================

  Earnings before income taxes shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or non-U.S. does not correspond to the earnings set forth below.

- -----------------------------------------------------------------
                                     1993       1992       1991
- -----------------------------------------------------------------
U.S. (including exports)            $ (167)    $  136     $  860
Other regions                        1,125      1,675      1,958
                                   ------------------------------
                                    $  958     $1,811     $2,818
=================================================================

  At December 31, 1993, unremitted earnings of non-U.S. subsidiaries totaling $3,526 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

  Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1993, the tax effect of such carryforwards approximated $590. Of this amount, $303 has no expiration date, $26 expires in 1994, $154 expires after 1994 but before 2000, and $107 expires between 2000 and 2009.

                                                                       45 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


9. Extraordinary Charge from Early Extinguishment of Debt

In December 1993, there was a charge of $11, net of a tax benefit of $7, for the redemption of $285 of outstanding debentures. In 1992, outstanding debt of $603 was redeemed with a resulting charge of $69, net of a tax benefit of $39. Charges principally represent call premium and unamortized discount, respectively.

10. Earnings Per Share of Common Stock

Earnings per share are calculated on the basis of the following average number of common shares outstanding: 1993 - 676,622,115; 1992 - 673,454,935; and 1991
- - 670,743,786.

11. Cash and Cash Equivalents

Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value because of the short maturity of these instruments.

  Cash and cash equivalents are used, in part, to support a portion of the company's commercial paper program.

12. Accounts and Notes Receivable

- -----------------------------------------------------------------
December 31                                     1993       1992
- -----------------------------------------------------------------
Trade-net of allowances
  of $97 in 1993 and $91 in 1992               $4,020     $4,234
Miscellaneous                                     828      1,004
                                              -------------------
                                               $4,848     $5,238
=================================================================

  Accounts and notes receivable are carried at amounts which approximate fair value.

  See Note 29 for a description of business segment markets and associated concentrations of credit risk.

13. Inventories

- -----------------------------------------------------------------
December 31                                     1993       1992
- -----------------------------------------------------------------
Chemicals                                      $  250     $  233
Fibers                                            571        600
Polymers                                          550        740
Petroleum                                       1,367      1,350
Diversified Businesses                          1,080      1,478
                                              -------------------
                                               $3,818     $4,401
=================================================================

  The excess of replacement or current cost over stated value of inventories for which cost has been determined under the LIFO method approximated $766 and $1,187 at December 31, 1993 and 1992, respectively. In the aggregate, the market value of the company's vertically integrated petroleum and petroleum-based chemical products exceeds cost. Inventories valued at LIFO comprised 87 percent and 85 percent of consolidated inventories before LIFO adjustment at December 31, 1993 and 1992, respectively.

  The liquidation of LIFO inventory quantities carried in the aggregate at lower costs prevailing in prior years increased 1993 net income by about $50 ($.07 per share).

14. Property, Plant and Equipment

- -----------------------------------------------------------------
December 31                                  1993         1992
                                            -------      -------
Chemicals                                   $ 4,984      $ 4,946
Fibers                                       10,280        9,875
Polymers                                      7,742        7,567
Petroleum                                    17,698       17,499
Diversified Businesses                        5,265        5,504
Corporate                                     1,957        1,844
                                           ----------------------
                                            $47,926      $47,235
=================================================================

  Property, plant and equipment includes gross assets acquired under capital leases of $72 and $109 at December 31, 1993 and 1992, respectively; related amounts included in accumulated depreciation, depletion and amortization were $57 and $72 at December 31, 1993 and 1992, respectively.

  Maintenance and repairs expense was $1,475 in 1993, $1,645 in 1992 and $1,819 in 1991.

                                                                       46 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


15. Summarized Financial Information for Affiliated Companies

Summarized combined financial information for affiliated companies for which DuPont uses the equity method of accounting (see Note 1, "Basis of Consolidation") is shown below on a 100 percent basis. The most significant of these affiliates are CONSOL Energy, Inc. and The DuPont Merck Pharmaceutical Company; DuPont has a 50 percent equity ownership in each of these companies. Dividends received from equity affiliates were $243 in 1993, $124 in 1992 and $138 in 1991.

- ---------------------------------------------------------------------
                                             Year Ended December 31
- ---------------------------------------------------------------------
Results of operations                        1993     1992     1991
- ---------------------------------------------------------------------
Sales/1/                                    $8,030   $8,173   $4,751
Earnings before income taxes                   446      771      347
Net Income                                     252      568      187
DuPont's equity in earnings
  of affiliates (see Note 2)                   121      216       18
=====================================================================

- ---------------------------------------------------------------------
                                                     December 31
- ---------------------------------------------------------------------
Financial position                                 1993        1992
- ---------------------------------------------------------------------
Current assets                                    $2,703      $2,474
Noncurrent assets                                  6,813       7,042
                                                 --------------------
  Total assets                                    $9,516      $9,516
                                                 --------------------
Short-term borrowings/2/                          $  475      $  623
Other current liabilities                          1,820       1,504
Long-term borrowings/2/                            2,220       1,767
Other long-term liabilities                        2,847       2,250
                                                 --------------------
  Total liabilities                               $7,362      $6,144
                                                 --------------------
DuPont's investment in affiliates
  (includes advances)                             $1,607      $1,746
=====================================================================


/1/ Includes sales to DuPont of $752 in 1993, $803 in 1992 and $602 in 1991.

/2/ DuPont's pro rata interest in total borrowings was $985 in 1993 and $839 in 1992, of which $388 in 1993 and $274 in 1992 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 27.


16. Other Assets

- ---------------------------------------------------------------------
December 31                                         1993       1992
- ---------------------------------------------------------------------
Prepaid pension cost (see Note 25)                 $1,384     $1,448
Intangible assets                                     278        461
Other securities and investments                      474        397
Deferred income taxes (see Note 8)                    198         --
Miscellaneous                                         790        708
                                                  -------------------
                                                   $3,124     $3,014
=====================================================================

  At December 31, 1993, $391 of the $474 of other securities and investments represents marketable securities carried at cost, the fair value of which approximated cost based on quoted market prices. The remaining $83 of other securities and investments represents numerous small investments in securities for which there are no quoted market prices and for which it is not practicable to determine fair value.

17. Accounts Payable

- ---------------------------------------------------------------------
December 31                                         1993       1992
- ---------------------------------------------------------------------
Trade                                              $1,675     $1,913
Payables to banks                                     264        390
Compensation awards                                    94         90
Other                                                 411        378
                                                  -------------------
                                                   $2,444     $2,771
=====================================================================

  Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts approximate fair value because of the short maturity of these obligations.

                                                                       47 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


18. Short-Term Borrowings and Capital Lease Obligations

- ---------------------------------------------------------------------
December 31                                        1993        1992
- ---------------------------------------------------------------------
Commercial paper/1/                               $  325      $2,182
Bank borrowings:
    U.S. dollars/2/                                   25         169
    Other currencies/3/                              395         262
Master notes                                         495         570
Indexed notes payable within
  one year:/4/
    U.S. dollars                                     152          15
    Other currencies                                 107          25
Long-term borrowings payable
  within one year:
    U.S. dollars                                   1,130         503
    Other currencies/5/                              100           8
Industrial development bonds
  payable on demand                                   50          50
Capital lease obligations                             17          15
                                                 --------------------
                                                  $2,796      $3,799
=====================================================================

/1/ The company had an outstanding interest rate swap agreement at December 31, 1993 and 1992 that effectively converted $50 of floating rate borrowings to fixed rate borrowings with an average interest rate of 8.5 percent. The remaining term of this swap agreement was more than one year at December 31, 1993.

/2/ 1992 includes $157 with a floating money market based interest rate.

/3/ 1993 includes 1,173 million Norwegian krone borrowings ($158 at the year-end exchange rate) with an average interest rate of 5.9 percent.

    1992 includes 200 million Australian dollar borrowings ($140 at the December 31, 1992 exchange rate) with a floating money market based interest rate.

/4/ Principal repayments are indexed to changes in various exchange rates and can theoretically range from zero to twice the face amount of the note. Interest payments are calculated on the face amount using either a fixed or floating interest rate. Concurrent with the issuance of each of these notes, the company entered into contractual agreements that effectively converted each note to a U.S. dollar-denominated borrowing with (1) a fixed principal repayment amount independent of changes in the indexation factor, and (2) either a fixed or floating rate of interest comparing favorably with rates for the company's nonindexed borrowings of comparable maturity.

/5/ 1993 amount represents notes denominated as 125 billion Italian lire with a
12.375 percent interest rate. Concurrent with the issuance of these notes, the company entered into contractual agreements that effectively established U.S. dollar-denominated principal with U.S. dollar interest payable at a
7.45 percent fixed rate.

The fair value of the company's short-term borrowings at December 31, 1993 is estimated to be $2,900 based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities.

  Unused short-term bank credit lines amounted to approximately $2,100 at December 31, 1993. These lines support short-term industrial development bonds, master note borrowings and a portion of the company's commercial paper program and other borrowings.

19. Other Accrued Liabilities


- ---------------------------------------------------------------------
December 31                                         1993       1992
- ---------------------------------------------------------------------
Payroll and other employee
 benefits                                          $  694     $  662
Taxes other than on income                            380        412
Postretirement benefits
 other than pensions
  (see Note 26)                                       343        344
Restructuring charges                                 810        370
Miscellaneous                                       1,651      1,679
                                                  -------------------
                                                   $3,878     $3,467
=====================================================================

                                                                       48 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


20. Long-Term Borrowings and Capital Lease Obligations

- ---------------------------------------------------------------------
December 31                                         1993       1992
- ---------------------------------------------------------------------
U.S. dollar:
  Industrial development bonds
    due 2001-2022                                  $  234     $  304
  Medium-term notes due
    1994-2002/1/                                      837      1,044
  9.00% notes due 1994                                 --        252
  8.50% notes due 1996                                252        253
  8.45% notes due 1996                                300        300
  8.65% notes due 1997                                300        300
  8.50% notes due 1998                                302        302
  7.50% notes due 1999                                304        305
  9.15% notes due 2000/2/                             307        309
  6.00% debentures due 2001
    ($660 face value, 13.95%
    yield to maturity)                                411        395
  6.75% notes due 2002/3/                             299        299
  8.00% notes due 2002                                254        254
  8.50% notes due 2003/4/                             300        300
  8.13% notes due 2004                                349        349
  8.25% notes due 2006                                299        299
  8.50% debentures due 2006                            --        158
  8.50% debentures due 2016                            --        284
  8.25% debentures due 2022                           399        399
  7.95% debentures due 2023/5/                        299         --
  7.50% debentures due 2033/6/                        247         --
12.375% Italian lira notes due 1994                    --        100
6.25% Swiss franc notes due 2000/7/                   103         --
Other loans (various currencies)
  due 1994-2005/8/                                    701        923
Capital lease obligations                              34         64
                                                  -------------------
                                                   $6,531     $7,193
=====================================================================

/1/  Average interest rates at December 31, 1993 and 1992 were 6.78 percent and
6.79 percent, respectively. The company had outstanding interest rate swap agreements at December 31, 1993 and 1992, that effectively converted $197 and $259, respectively, of long-term fixed rate borrowings to floating rate obligations with an effective interest rate less than that generally available for the company's commercial paper. The remaining term of these swap agreements was more than one year at December 31, 1993.

/2/ Concurrent with the issuance of these notes, the company entered into an interest rate swap agreement that effectively converted these notes to an 8.55 percent fixed rate obligation over their term. The counterparty has the option, in 1997, to convert the swap to a floating rate essentially equivalent to the rate the company pays on its commercial paper.

/3/ Subsequent to the issuance of these notes, the company entered into interest rate swap agreements that effectively converted $250 of these notes to a floating rate obligation. The remaining average term of these swap agreements was more than one year at December 31, 1993.

/4/ Subsequent to the issuance of these notes, the company entered into an interest rate swap agreement that could effectively convert these notes to a floating rate obligation. The counterparty has the right to exercise the option in 2001, converting the notes to a floating rate essentially equivalent to the rate the company pays on its commercial paper.

/5/ Subsequent to the issuance of these debentures, the company entered into interest rate swap agreements that effectively converted $225 of these debentures to a floating rate obligation. The remaining term of these swap agreements was more than one year at December 31, 1993.

/6/ Concurrent with the issuance of these debentures, the company entered into an interest rate swap agreement that effectively converted the debentures to a floating rate obligation. The remaining term of this swap agreement was more than one year at December 31, 1993.

/7/ Represents notes denominated as 150 million Swiss francs with a 6.25 percent interest rate. Concurrent with the issuance of these notes, the company entered into a contractual agreement that effectively established U.S. dollar-denominated principal with U.S. dollar interest payable at a 6.9 percent fixed rate.

/8/ Includes notes denominated as 160 million Australian dollars with a 16.5 percent interest rate issued by the company's majority-owned Canadian subsidiary, which were effectively converted to a 149 million Canadian dollar obligation with an implicit 12.43 percent annual cost through a series of currency swap agreements and forward exchange contracts.

  Also includes a loan in the amount of 190 million pounds sterling ($292 and $287 at the respective 1993 and 1992 year-end exchange rates) with a floating money market based interest rate.

  1992 includes a bank loan in the amount of 4 billion Belgian financial francs ($121 at the 1992 year-end exchange rate). The company entered into forward exchange contracts that effectively converted interest payments for the current interest settlement period to U.S. dollar-denominated amounts.


Average interest rates on industrial development bonds and on other loans (various currencies) were 5.5 percent and 7.4 percent at December 31, 1993, and
6.2 percent and 7.3 percent at December 31, 1992, respectively.

  Maturities of long-term borrowings, together with sinking fund requirements in each of the four years after December 31, 1994, are as follows:

                     1995 - $386        1997 - $789
                     1996 - $872        1998 - $417


  The fair value of the company's long-term borrowings at December 31, 1993 is estimated to be $7,500 based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities.

                                                                       49 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


21. Leases

The company uses various leased facilities and equipment in its operations. The company's future minimum lease payments under operating and capital leases, together with the present value of the net minimum capital lease payments at December 31, 1993, are as follows:

- ---------------------------------------------------------------------
                                              Capital      Operating
                                              Leases        Leases
- ---------------------------------------------------------------------
Minimum lease payments for
  years ending December 31:*
  1994                                       $      24     $     322
  1995                                              14           248
  1996                                               9           191
  1997                                               4           157
  1998                                               4           118
  Remainder                                         40           695
                                            -------------------------
                                                    95     $   1,731
                                                          ===========
  Less: Estimated executory costs                    8
                                            -----------
Net minimum lease payments                          87
  Less: Imputed interest                            36
                                            -----------
Present value of net minimum                        51
  lease payments
  Due in 1994                                       17
                                            -----------
  Due after 1994                             $      34
=====================================================================

* Minimum lease payments have not been reduced by minimum sublease rentals due in the future under noncancelable subleases related to capital and operating leases in the amounts of $0 and $135, respectively.


  Rental expense under operating leases was $429 in 1993, $453 in 1992 and $486 in 1991.

22. Other Liabilities

- ---------------------------------------------------------------------
December 31                                        1993        1992
- ---------------------------------------------------------------------
Accrued postretirement benefits
  cost (see Note 26)                              $5,998      $5,964
Reserves for employee-related costs                  989         750
Miscellaneous                                      1,213         993
                                                 --------------------
                                                  $8,200      $7,707
=====================================================================

23. Stockholders' Equity

Shares of new common stock issued in connection with employee compensation and benefit plans were 2,569,201 in 1993, 3,766,099 in 1992 and 2,179,976 in 1991.
Shares repurchased and retired were 785,800 in 1991.

24. Compensation Plans

In 1990, the Board of Directors approved the adoption of a worldwide Corporate Sharing Program. Under the program, in February 1991, essentially all employees each received a one-time grant of options to acquire 100 shares of DuPont common stock at the fair market value ($38.25 per share) at date of grant. Common shares subject to option under this Plan follows:

- ---------------------------------------------------------------------
                                   1993         1992         1991
- ---------------------------------------------------------------------
Outstanding at January 1        10,525,892   12,693,600           --
Options:
  Granted                               --           --   13,228,900
  Exercised                      1,534,403    1,960,028        1,700
  Terminated                        74,780      207,680      533,600
Outstanding at December 31       8,916,709   10,525,892   12,693,600
=====================================================================

  Awards for 1993 under the DuPont Stock Performance Plan (granted to key employees in 1994) consisted of 2,308,490 options to acquire DuPont common stock at fair market value of $52.50 per share. Payment of the purchase price must be made in cash or in DuPont common stock (at fair market value on the date of exercise). Common shares subject to option under this Plan, including options granted in prior years under plans of acquired companies, follows:

                                                                       50 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


- ------------------------------------------------------------------------
                                      1993         1992         1991
- ------------------------------------------------------------------------
Outstanding at January 1           13,594,606   13,822,375   13,516,271
Options granted                     2,160,360    2,425,130    2,955,450
  Average price                        $46.01       $49.21       $36.22
Options exercised                   1,092,473    2,456,592    2,073,691
  Average price                        $27.77       $26.78       $24.73
Options expired or terminated         108,572      196,307      575,655
At December 31:
  Participants                          1,226        1,188        1,166
  Options outstanding              14,553,921   13,594,606   13,822,375
    Average price                      $37.62       $35.47       $31.47
  Options exercisable              12,418,711   11,202,016   10,991,715
  Shares available for option      26,215,426   25,092,886   24,651,486
========================================================================

  At December 31, 1993, 700,473 stock appreciation rights (SARs) were outstanding, at an average option price of $32.06 per share. SARs may be exercised only in tandem with the exercise of an accompanying stock option. As each SAR is exercised, one additional stock option is cancelled. Expiration dates for outstanding options and SARs ranged from February 20, 1994 to July 26, 2003.

  Awards under the Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, consideration being given to ability to succeed to more important managerial responsibility. Such awards were $87 for 1993, $87 for 1992 and $125 for 1991. Amounts credited to the Variable Compensation Fund are dependent on company earnings, and are subject to maximum limits as defined by the Plan. The amounts credited to the fund were $89 in 1993, $85 in 1992 and $125 in 1991. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 870,447 shares of common stock were awaiting delivery from awards for 1993 and prior years.

25. Pensions

The company has noncontributory defined benefit plans covering substantially all U.S. employees. The benefits for these plans are based primarily on years of service and employees' pay near retirement. The company's funding policy is consistent with the funding requirements of federal law and regulations.

  Pension coverage for employees of the company's non-U.S. consolidated subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves.

  Net pension credit for defined benefit plans includes the following components:

- ---------------------------------------------------------------------------------------------------------------
                                                   1993                   1992                    1991
- ---------------------------------------------------------------------------------------------------------------
Service cost - benefits earned
 during the period                                       $   301                $  283                 $   259
Interest cost on projected
 benefit obligation                                        1,038                   980                     860
Return on assets:
  Actual gain                               $ (1,880)                $ (1,055)              $ (2,937)
  Deferred gain (loss)                           617      (1,263)        (164)  (1,219)        1,789    (1,148)
                                            --------                ---------              ---------
Amortization of net gains and
 prior service cost                                         (123)                 (127)                   (142)
                                                         -------                ------                 -------
Net pension credit                                       $   (47)               $  (83)                $  (171)
===============================================================================================================

  The change in the annual pension credit was primarily due to the discount rate used to determine the present value of future benefits.

                                                                       51 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


  The funded status of these plans was as follows:

- ------------------------------------------------------------------------------------------------------------
December 31                                                          1993                       1992
- ------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                 $ (11,681)                $  (9,834)
                                                            ---------                 ---------
  Accumulated benefit obligation                            $ (12,177)                $ (10,218)
                                                            ---------                 ---------
  Projected benefit obligation                                          $ (14,195)                $ (11,815)
Plan assets at fair value                                                  15,250                    14,648
                                                                        ---------                 ---------
Excess of assets over projected benefit obligation                          1,055                     2,833
Unrecognized net gains/1/                                                     (35)                   (1,792)
Unrecognized prior service cost                                               364                       407
                                                                        ---------                 ---------
Prepaid pension cost/2/                                                 $   1,384                 $   1,448
============================================================================================================

/1/ Includes the unamortized balance of $(1,513) and $(1,691) at December 31, 1993 and 1992, respectively, of unrecognized net gain at January 1, 1985, the initial application date of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."

/2/ Excludes the pension liability for unfunded plans of $744 and $617 and the related projected benefit obligation of $1,228 and $941 at December 31, 1993 and 1992, respectively.

  For U.S. plans, the projected benefit obligation was determined using a discount rate of 7.25 percent at December 31, 1993 and 8.5 percent at December 31, 1992, and an assumed long-term rate of compensation increase of 5 percent. The assumed long-term rate of return on plan assets is 9 percent. Plan assets consist principally of common stocks and U.S. government obligations. For non-U.S. plans, no one of which was material, similar economic assumptions were used.

  The Omnibus Budget Reconciliation Act of 1990 permits employers to transfer some of the excess funds from an overfunded pension trust to pay the company portion of certain postretirement health care benefits. The company transferred $260 million and $200 million during 1993 and 1992, respectively, to a special retiree health care account to be used toward the payment of these benefits. These transfers had no impact on earnings (see Note 26).

26. Other Postretirement Benefits

The parent company and certain subsidiaries provide medical, dental and life insurance benefits to pensioners and survivors. The associated plans are unfunded, and approved claims are paid from company funds. Under the terms of the benefit plans, the company reserves the right to change, modify or discontinue the plans.

  In 1992 the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Medical, dental and life insurance costs for these plans and related disclosures for 1993 and 1992 are determined under the provisions of SFAS No. 106. Cash expenditures are not affected by this accounting change. At January 1, 1992, the accumulated postretirement benefit obligation was $5,990, and related accrued liabilities were $68, resulting in a transition charge of $5,922.

  The cost of these benefits was $347 in 1993 and $591 in 1992. The decrease in cost in 1993 versus 1992 was due to plan changes, as discussed below. In 1991, $247 of such cost was expensed as paid. Other postretirement benefits cost for 1993 and 1992 includes the following components:

- ------------------------------------------------------------------------------------------
                                                       Health        Life
                                                        Care       Insurance      Total
- ------------------------------------------------------------------------------------------
1993
Service cost - benefits allocated
  to current period                                   $      55    $      12    $      67
Interest cost on accumulated
  postretirement benefit obligation                         305           69          374
Amortization of net gains and
  prior service credit                                      (94)          --          (94)
                                                     -------------------------------------
Other postretirement benefits cost                    $     266    $      81    $     347
                                                     -------------------------------------
1992
Service cost - benefits allocated
  to current period                                   $      82    $      11    $      93
Interest cost on accumulated
  postretirement benefit obligation                         431           67          498
                                                     -------------------------------------
Other postretirement benefits cost                    $     513    $      78    $     591
==========================================================================================

                                                                       52 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


The following provides a reconciliation of the accumulated postretirement benefit obligation to the liabilities reflected in the balance sheet at December 31, 1993 and 1992.


- --------------------------------------------------------------------------------
                                             Health        Life
                                              Care       Insurance      Total
- --------------------------------------------------------------------------------
1993
Accumulated postretirement
  benefit obligation for:
Current pensioners and survivors            $  (2,993)   $    (692)   $  (3,685)
Fully eligible employees                         (146)          --         (146)
Other employees                                  (934)        (404)      (1,338)
                                           -------------------------------------
                                               (4,073)      (1,096)      (5,169)

Unrecognized net loss/(gain)                     (285)         252          (33)

Unrecognized prior service credit              (1,139)          --       (1,139)
                                           -------------------------------------

Accrued postretirement
 benefits cost                              $  (5,497)   $    (844)   $  (6,341)
                                           =====================================
Amount included in Other
 Accrued Liabilities (see Note 19)                                    $     343
                                                                      =========
Amount included in Other
  Liabilities (see Note 22)                                           $   5,998
- ----------------------------------------------------------------------=========
1992
Accumulated postretirement
  benefit obligation for:
Current pensioners and survivors            $  (3,144)   $    (576)   $  (3,720)
Fully eligible employees                         (879)          --         (879)
Other employees                                  (909)        (253)      (1,162)
                                           -------------------------------------
                                               (4,932)        (829)      (5,761)

Unrecognized net loss/(gain)                     (554)           7         (547)
                                           -------------------------------------
Accrued postretirement
 benefits cost                              $  (5,486)   $    (822)   $  (6,308)
                                           =====================================
Amount included in Other
 Accrued
  Liabilities (see Note 19)                                           $     344
                                                                      =========
Amount included in Other
  Liabilities (see Note 22)                                           $   5,964
================================================================================

  On December 31, 1992 the company announced changes in its health care benefits programs in the United States. These changes provide for increased cost control through prevention and managed care, and for increased cost sharing by employees and pensioners. The impact of these changes resulted in an unrecognized prior service credit of $1,219 at the beginning of 1993; the accumulated postretirement benefit obligation was reduced by a similar amount.

  The health care accumulated postretirement benefit obligation was determined at December 31, 1993 and 1992 using health care cost escalation rates of 10 percent and 11 percent, respectively, decreasing to 5 percent over ten years. The assumed long-term rate of compensation increase used for life insurance was 5 percent. The discount rate was 7.25 percent at December 31, 1993 and 8.5 percent at December 31, 1992. A one-percentage-point increase in the health care cost escalation rate would have increased the accumulated postretirement benefit obligation by $446 at December 31, 1993, and the 1993 other postretirement benefit cost would have increased by $46.

27. Commitments and Contingent Liabilities

The company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

  The company is subject to various lawsuits and claims with respect to such matters as product liabilities, governmental regulations and other actions arising out of the normal course of business. While the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of company counsel, the ultimate liabilities resulting from such lawsuits and claims will not materially affect the consolidated financial position of the company.

  The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take action to correct the effects on the environment of prior disposal or release of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 1. Although future remediation accruals and expenditures could be significant, the effect on future financial results is not subject to reasonable estimation. Management does not anticipate, however, that they will have a material adverse effect on the consolidated financial position of the company.

  To hedge against the adverse impact of foreign currency fluctuations on the monetary assets and liabilities of operations outside the United States, the company enters into forward exchange contracts. At December 31, 1993, the company had outstanding forward exchange contracts maturing between January 4, 1994 and December 19, 1996 to purchase $6,764 (principally the U.K. pound [$2,934] and

                                                                       53 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


Norwegian krone [$1,517]), and to sell $2,832 (principally the Norwegian krone [$478], Italian lira [$413], Canadian dollar [$304], and French franc [$271]) of various currencies. The company's balance sheet at December 31, 1993 reflects an accrual of $36 for unrealized losses associated with these contracts. The amounts recorded approximate fair value of forward exchange contracts based on quoted prices for contracts of comparable maturities and terms.

  As described above and in Notes 18 and 20, the company has entered into a variety of contractual agreements (financial instruments) to hedge exposures to interest rate and foreign exchange risks. The counterparties to these agreements are major financial institutions. The company is exposed to credit loss in the event of nonperformance by these counterparties. The company manages this exposure to credit loss through credit approvals, limits and monitoring procedures and, where possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these agreements and no material loss would be expected from such nonperformance.

  The company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 1993, these indirect guarantees totaled $14. In addition, at December 31, 1993, the company had directly guaranteed $620 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees.

28. Geographic Information

- -------------------------------------------------------------------------------------------------------------------------
                                                                  United                           Other
                                                                  States          Europe         Regions    Consolidated
- -------------------------------------------------------------------------------------------------------------------------
1993
Sales to Unaffiliated Customers/1/                          $     20,342    $     12,639    $      4,117    $     37,098
Transfers Between Geographic Areas/2/                              2,260             395             522              --
                                                           --------------------------------------------------------------
  Total                                                     $     22,602    $     13,034    $      4,639    $     37,098
                                                           ==============================================================

After-Tax Operating Income                                  $        133    $        721    $         63    $        917
Identifiable Assets at December 31                          $     17,117    $      9,995    $      3,812    $     30,924
- -------------------------------------------------------------------------------------------------------------------------
1992
Sales to Unaffiliated Customers/1/                          $     20,331    $     13,571    $      3,897    $     37,799
Transfers Between Geographic Areas/2/                              2,477             298             469              --
                                                           --------------------------------------------------------------
  Total                                                     $     22,808    $     13,869    $      4,366    $     37,799
                                                           ==============================================================

After-Tax Operating Income                                  $        528    $        624    $         89    $      1,241
Identifiable Assets at December 31                          $     19,197    $      9,667    $      3,827    $     32,691
- -------------------------------------------------------------------------------------------------------------------------
1991
Sales to Unaffiliated Customers/1/                          $     21,609    $     13,041    $      4,045    $     38,695
Transfers Between Geographic Areas/2/                              2,467             378             417              --
                                                           --------------------------------------------------------------
  Total                                                     $     24,076    $     13,419    $      4,462    $     38,695
                                                           ==============================================================

After-Tax Operating Income                                  $        861    $        961    $        (50)   $      1,772
Identifiable Assets at December 31                          $     19,345    $      8,987    $      3,537    $     31,869
=========================================================================================================================

/1/ Sales outside the United States of products manufactured in and exported from the United States totaled $3,500 in 1993, $3,509 in 1992 and $3,812 in 1991.

/2/ Products are transferred between geographic areas on a basis intended to reflect as nearly as practicable the "market value" of the products.

                                                                       54 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


29. Industry Segment Information

The company has five principal business segments that manufacture and sell a wide range of products to many different markets, including the energy, transportation, textile, construction, automotive, electronics, printing, health care, packaging and agricultural markets. The company's sales are not materially dependent on a single customer or small group of customers. The Fibers and Polymers segments, however, have several large customers in their respective industries that are important to these segments' operating results.

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Diversified
                                             Chemicals         Fibers       Polymers       Petroleum      Businesses   Consolidated
- -----------------------------------------------------------------------------------------------------------------------------------
1993
Sales to Unaffiliated Customers/1/        $      3,546   $      6,188   $      5,869    $     15,771/2/ $      5,724   $ 37,098
Transfers Between Segments                         475             14             23             428               1          -
                                         ------------------------------------------------------------------------------------------
  Total                                   $      4,021   $      6,202   $      5,892    $     16,199    $      5,725   $ 37,098
                                         ==========================================================================================

Operating Profit                          $        237   $        258   $        255    $      1,195    $       (495)  $  1,450
Provision for Income Taxes                         (99)          (144)          (108)           (428)            162       (617)
Equity in Earnings of Affiliates                    28             55             30              45             (74)        84
                                         ------------------------------------------------------------------------------------------
After-Tax Operating Income/3, 4, 5/       $        166   $        169   $        177    $        812/6/ $       (407)  $    917/7/
                                         ==========================================================================================
Identifiable Assets at December 31        $      2,960   $      5,771   $      5,226    $     11,938    $      5,029   $ 30,924/8/
                                         ==========================================================================================
Depreciation, Depletion and Amortization  $        303   $        658   $        527    $      1,379    $        460   $  3,451/9/

Capital Expenditures                      $        294   $        751   $        428    $      1,659    $        329   $  3,655/10/
===================================================================================================================================

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Diversified
                                             Chemicals         Fibers       Polymers       Petroleum      Businesses   Consolidated
- -----------------------------------------------------------------------------------------------------------------------------------
1992
Sales to Unaffiliated Customers/1/        $      3,617   $      6,074   $      5,856    $     16,065/2/  $ 6,187       $ 37,799
                                         ------------------------------------------------------------------------------------------
Transfers Between Segments                         187              6             51             414           5              -
  Total                                   $      3,804   $      6,080   $      5,907    $     16,479    $  6,192       $ 37,799
                                         ==========================================================================================

Operating Profit                          $        324   $        591   $        471    $      1,008    $   (182)      $  2,212
Provision for Income Taxes                        (128)          (246)          (185)           (707)        101         (1,165)
Equity in Earnings of Affiliates                    30             64             32              36          32            194
                                         ------------------------------------------------------------------------------------------
After-Tax Operating Income/11/            $        226   $        409   $        318    $        337    $    (49)/12/  $  1,241/7/
                                         ==========================================================================================

Identifiable Assets at December 31        $      3,201   $      5,738   $      5,412    $     12,307    $  6,033       $ 32,691/8/
                                         ==========================================================================================

Depreciation, Depletion and Amortization  $        317   $        592   $        409    $      1,006    $    410       $  2,839/9/

Capital Expenditures                      $        366   $        856   $        642    $      1,781    $    558       $  4,397/10/
===================================================================================================================================

                                                                       55 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Diversified
                                             Chemicals         Fibers       Polymers       Petroleum     Businesses/13/ Consolidated
- ------------------------------------------------------------------------------------------------------------------------------------
1991
Sales to Unaffiliated Customers/1/          $    3,478     $    6,056     $    5,565      $   15,851/2/   $  7,745     $  38,695
Transfers Between Segments                         216             11             57             390           149            --
                                         -------------------------------------------------------------------------------------------
  Total                                     $    3,694     $    6,067     $    5,622      $   16,241      $  7,894     $  38,695
                                         ===========================================================================================

Operating Profit                            $      439     $      603     $      223      $    1,872      $    246     $   3,383
Provision for Income Taxes                        (161)          (226)           (79)         (1,088)          (44)       (1,598)
Equity in Earnings of Affiliates                    38             39            (25)             30           (95)          (13)
                                         -------------------------------------------------------------------------------------------
After-Tax Operating Income/14/              $      316/15/ $      416/16/ $      119/17/  $      814/18/  $    107/19/ $   1,772/7/
                                         ===========================================================================================

Identifiable Assets at December 31          $    2,985     $    5,459     $    5,061      $   12,140      $  6,224     $  31,869/8/
                                         ===========================================================================================

Depreciation, Depletion and Amortization    $      294     $      566     $      445      $      943      $    571     $   2,917/9/

Capital Expenditures                        $      476     $      765     $      607      $    2,301      $    680     $   5,026/10/
====================================================================================================================================

/1/ Sales of refined petroleum products of $12,403 in 1993, $12,681 in 1992 and $12,232 in 1991 exceeded 10 percent of consolidated sales.

/2/  Excludes crude oil and refined product exchanges and trading transactions.

/3/ Includes the following third quarter charges for asset write-downs, employee separation costs, facility shutdowns and other restructuring costs (see Note 7):

- -----------------------------------------------------
Chemicals/a/                                  $  112
Fibers/b/                                        266
Polymers/c/                                      148
Petroleum/d/                                     172
Diversified Businesses/e/                        597
                                             --------
                                              $1,295
=====================================================

 /a/ Includes $59 for asset write-downs and facility shutdowns for the fluorochemicals and specialty chemicals businesses.

 /b/ Includes $46 for facility shutdowns and asset write-downs, primarily for the nylon business.

 /c/ Includes $64 for shutdown of a portion of a polymers plant in LaPorte, Texas.

 /d/ Includes $147 primarily for asset write-downs of certain North American petroleum-producing properties sold in the fourth quarter.

 /e/ Includes $448 for asset write-downs, primarily intangibles and facilities for the printing and publishing business.


/4/ Includes a net benefit of $265 resulting from tax law changes. The Petroleum segment reflects $230, primarily due to a reduction in deferred U.K. petroleum revenue taxes, and $35 is reflected in the remaining segments (Chemicals, $6; Fibers, $10; Polymers, $10; and Diversified Businesses, $9).

/5/ Includes a net charge of $92 related to certain product liability claims and litigation costs ($144, of which $126 is associated with the "Benlate" DF 50 fungicide recall) and a loss on the sale of a polyethylene business ($17), partly offset by a gain from the sale of the Remington Arms Company ($69). The foregoing amounts are reflected in the Chemicals ($10), Polymers ($25) and Diversified Businesses ($57) segments.

/6/ Includes a $21 loss from sale of petroleum-producing properties and a $32 gain from exchange of North Sea properties.

/7/  The following reconciles After-Tax Operating Income to Net Income:

- ------------------------------------------------------------------------
                                              1993      1992      1991
- ------------------------------------------------------------------------
After-Tax Operating Income                   $  917    $1,241    $1,772
Interest and Other Corporate
  Expenses Net of Tax/a/                       (351)     (266)     (369)
                                            ----------------------------
Net Income/b/                                $  566    $  975    $1,403
========================================================================

 /a/ Includes interest and debt expense and other corporate expenses such as exchange gains and losses (including the company's share of equity affiliates' exchange gains and losses), minority interests in earnings of consolidated subsidiaries and amortization of capitalized interest. The year 1992 includes an exchange gain of $97 related to unhedged non-U.S. deferred tax liabilities, which were established on the adoption of SFAS No. 109. The year 1991 includes interest benefit of $60 associated with refunds of taxes paid in prior years.

 /b/ Before extraordinary item and transition effect of accounting changes. See the Consolidated Income Statement on page 37.

/8/  The following reconciles Identifiable Assets to Total Assets:

- ------------------------------------------------------------------------
                                             1993      1992      1991
- ------------------------------------------------------------------------
Identifiable Assets at December 31          $30,924   $32,691   $31,869
Investment in Affiliates                      1,607     1,746     1,580
Corporate Assets                              4,522     4,433     3,110
                                           -----------------------------
Total Assets at December 31                 $37,053   $38,870   $36,559
========================================================================

/9/ Includes depreciation on research and development facilities, impairment of unproved properties and depreciation reflected in restructuring charges.

/10/ Excludes investments in affiliates.

                                                                       56 DUPONT

- --------------------------------------------------
Notes to Financial Statements
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


/11/ Includes the following fourth quarter charges for termination incentives and payments, as well as other charges, related to business restructurings (see
Note 7):

- ----------------------------------------------------
Chemicals/a/                                   $ 51
Fibers/b/                                        69
Polymers                                         22
Petroleum/c/                                     96
Diversified Businesses/d/                        91
                                              ------
                                               $329
====================================================

   /a/ Includes $38 charge for project and facility shutdowns.

   /b/ Includes $38 charge principally for shutdown of fire-damaged facilities.

   /c/ Includes $17 charge for shutdown of refinery facilities.

   /d/ Includes $42 charge principally for withdrawal from certain printing and publishing business lines.

/12/  Includes charge of $134 associated with "Benlate" DF 50 fungicide recall.

/13/ Effective December 31, 1991, the company's coal business is accounted for under the equity method with its results included in the Diversified Businesses segment. For 1991, the Diversified Businesses segment includes the following amounts for the coal business (see Note 6):

- -------------------------------------------------------
                                                 1991
- -------------------------------------------------------
Sales to Unaffiliated
 Customers                                      $1,752
Transfers Between Segments                         145
                                               --------
  Total                                         $1,897
                                               --------
Operating Profit                                $  524
Provision for Income Taxes                        (264)
Equity in Earnings of Affiliates                     1
                                               --------
After-Tax Operating Income                      $  261/a/
                                               ========
Identifiable Assets at December 31              $   --/b/
                                               ========
Depreciation, Depletion and Amortization        $  167
Capital Expenditures                            $  199
=======================================================

 /a/ Includes $152 gain from sale of an interest in the coal business.

 /b/ Effective December 31, 1991, the company's coal business became part of a joint venture accounted for under the equity method. If fully consolidated at this date, identifiable assets of the coal business would have been $2,588.

/14/ Includes the following fourth quarter charges related to the company's cost reduction and business restructuring programs (see Note 7):

- ----------------------------------------------------
Chemicals                                      $ 55
Fibers                                          116
Polymers                                        141
Petroleum                                        54
Diversified Businesses                          171
                                              ------
                                               $537
====================================================

/15/ Includes $89 gain from sale of methanol business partly offset by $18 charge associated with a partial withdrawal from the "Freon" chlorofluorocarbon manufacturing business.

/16/  Includes $29 charge for facility shutdowns.

/17/  Includes $11 gain from sale of a business.

/18/ Includes $54 benefit from refunds of taxes paid in prior years, partly offset by charges of $20 related to supplemental amortization for U.S. unproved properties and $20 for withdrawal from operations in Ecuador.

/19/ Includes $152 gain from sale of an interest in coal business (see Note 6) and $161 gain from sales of interests in other businesses and assets. Also includes charges of $216 associated with "Benlate" DF 50 fungicide recall and $16 associated with additional restructuring activities.

  See segment discussions on pages 20 to 28 for a description of each industry segment. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products.

                                                                       57 DUPONT

- --------------------------------------------------
Supplemental Petroleum Data
- --------------------------------------------------
             DOLLARS IN MILLIONS
             -------------------------------------


Oil- and Gas-Producing Activities

The disclosures on pages 58 through 63 are presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69. Accordingly, volumes of reserves and production exclude royalty interests of others, and royalty payments are reflected as reductions in revenues./1/

  In January 1989, the U.S. Treasury Department was authorized by the President to modify the sanctions levied against Libya in 1986. In June 1989, Conoco was granted a license by the Treasury Department to resume its activities in Libya, and commenced negotiations with the Libyan government's national oil company. Although negotiations are continuing, Conoco has not resumed its participation in Libyan operations. Accordingly, disclosures for 1993 continue to exclude petroleum reserve data applicable to the company's petroleum assets in Libya.

Estimated Proved Reserves of Oil and Gas/2/

- ------------------------------------------------------------------------------------------------------------------------------------
                                          Total Worldwide         United States              Europe              Other Regions/3/
- ------------------------------------------------------------------------------------------------------------------------------------
Oil/4/--in millions of barrels        1993    1992    1991    1993    1992    1991    1993    1992    1991    1993    1992    1991
- ------------------------------------------------------------------------------------------------------------------------------------
Proved Developed and Undeveloped
  Reserves of Fully Consolidated
   Companies
Beginning of the year                 1,034   1,112   1,045     421     470     475     391     392     290     222     250     280
  Revisions and other changes            14      26       3      (6)    (13)      6      13      37      (7)      7       2       4
  Extensions and discoveries             83      23     136      19       9      13      41      10     121      23       4       2
  Improved recovery                       7       3      44       5       3      12      --      --      32       2      --      --
  Purchase of reserves                   25       5      17       7       5      17       2      --      --      16      --      --
  Sale of reserves                      (64)    (12)     (9)    (62)    (12)     (9)     (2)     --      --      --      --      --
  Production                           (135)   (123)   (124)    (40)    (41)    (44)    (55)    (48)    (44)    (40)    (34)    (36)
                                      ---------------------------------------------------------------------------------------------
End of year                             964   1,034   1,112     344     421     470     390     391     392     230     222     250
- ------------------------------------------------------------------------------------------------------------------------------------
Proved Developed Reserves of
  Fully Consolidated Companies
  Beginning of year                     750     778     856     397     441     455     153     118     154     200     219     247
  End of year                           708     750     778     332     397     441     160     153     118     216     200     219
====================================================================================================================================
Gas--in billion cubic feet
- ------------------------------------------------------------------------------------------------------------------------------------
Proved Developed and Undeveloped
  Reserves of Fully Consolidated
   Companies
- ------------------------------------------------------------------------------------------------------------------------------------
Beginning of year                     3,445   3,619   3,850   1,928   2,149   2,299   1,417   1,321   1,383     100     149     168
  Revisions and other changes            72     (36)   (114)    (22)    (55)   (128)     54      56      19      40     (37)     (5)
  Extensions and discoveries            712     307     185     196     127     166     507     172      10       9       8       9
  Improved recovery                       1      --      39       1      --       9      --      --      30      --      --      --
  Purchase of reserves                   53      37     166      53      37     166      --      --      --      --      --      --
  Sale of reserves                     (122)    (51)    (90)    (49)    (51)    (87)    (68)     --      --      (5)     --      (3)
  Production                           (481)   (431)   (417)   (305)   (279)   (276)   (158)   (132)   (121)    (18)    (20)    (20)
                                      ---------------------------------------------------------------------------------------------
End of year                           3,680   3,445   3,619   1,802   1,928   2,149   1,752   1,417   1,321     126     100     149
- ------------------------------------------------------------------------------------------------------------------------------------
Proved Developed and Undeveloped
  Reserves of Equity Affiliates
Beginning of year                       368     128      --     368     128      --      --      --      --      --      --      --
  Revisions and other changes            72     167     128      72     167     128      --      --      --      --      --      --
  Extensions and discoveries             --      75      --      --      75      --      --      --      --      --      --      --
  Purchase of reserves                  151      --      --     151      --      --      --      --      --      --      --      --
  Production                             (5)     (2)     --      (5)     (2)     --      --      --      --      --      --      --
                                      ---------------------------------------------------------------------------------------------
End of year                             586     368     128     586     368     128      --      --      --      --      --      --
- ------------------------------------------------------------------------------------------------------------------------------------
Proved Developed and
  Undeveloped Reserves
  Total                               4,266   3,813   3,747   2,388   2,296   2,277   1,752   1,417   1,321     126     100     149
- ------------------------------------------------------------------------------------------------------------------------------------
Proved Developed Reserves of
  Fully Consolidated Companies
  Beginning of year                   2,539   2,750   2,753   1,837   2,013   1,984     618     602     622      84     135     147
  End of year                         2,570   2,539   2,750   1,717   1,837   2,013     738     618     602     115      84     135
====================================================================================================================================

/1/ Elsewhere in this Annual Report, sales data for 1991 relating to production outside the United States include royalty interests attributable to other parties, and related royalty payments are reflected as costs.

/2/ Oil reserves comprise crude oil and condensate and natural gas liquids (NGL) expected to be removed for the company's account from its natural gas deliveries. Royalty interests in reserves outside North America that are dependent on rates of production or prices were calculated using projected rates of production and prices that existed at the time the quantities were estimated.

/3/ Includes Canada, Dubai and Indonesia.

/4/ The company's share of equity affiliate oil reserves (19 million barrels in 1993 and 1992) is excluded.

                                                                       58 DUPONT

- --------------------------------
Supplemental Petroleum Data
- --------------------------------
             DOLLARS IN MILLIONS
             -------------------


Results of Operations for Oil- and Gas-Producing Activities

- ------------------------------------------------------------------------------------------------------------------------------------
                                   Total Worldwide            United States                 Europe                Other Regions/1/
- ------------------------------------------------------------------------------------------------------------------------------------
                               1993      1992     1991     1993     1992    1991     1993     1992    1991    1993    1992     1991
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Sales to unaffiliated
   customers                  $2,177   $1,990   $2,102   $  538    $ 535   $  564   $1,000   $  874  $  942  $  639  $  581  $  596
  Transfers to other company
   operations                    930    1,003    1,115      558      583      720      372      407     363      --      13      32
Exploration, including dry
 hole costs                     (329)    (347)    (493)    (107)     (82)    (137)    (109)    (165)   (163)   (113)   (100)   (193)
Production                      (868)  (1,039)    (978)    (424)    (492)    (525)    (363)    (473)   (384)    (81)    (74)    (69)
Depreciation, depletion,
 amortization
  and valuation provisions    (1,140)    (786)    (744)    (591)/2/ (433)    (413)    (468)    (296)   (242)    (81)    (57)    (89)
Other/3/                         (20)     (55)     141      (17)      (8)     119        9      (28)     41     (12)    (19)    (19)
Income taxes                    (281)/4/ (626)    (881)      84        2      (98)     (16)/4/ (219)   (340)   (349)   (409)   (443)
                              ------------------------------------------------------------------------------------------------------
Results of operations of
 fully consolidated companies $   469   $  140   $  262   $   41   $ 105   $  230   $  425   $  100  $  217  $    3  $  (65) $ (185)
                              ------------------------------------------------------------------------------------------------------
Results of operations of
  equity affiliates               (13)     (13)      (2)      (1)     (1)      (2)     (12)     (12)     --      --      --      --
                              ------------------------------------------------------------------------------------------------------
Total results of operations   $   456   $  127   $  260   $   40   $ 104   $  228   $  413   $   88  $  217  $    3  $  (65) $ (185)
====================================================================================================================================

/1/ Comprises exploration costs in all areas outside the United States and Europe and production operations primarily in Canada, Dubai and Indonesia.

/2/ Includes a charge of $219 ($137 after taxes) for impairment of U.S. producing properties sold in the fourth quarter.

/3/ Includes gain (loss) on disposal of fixed assets and other miscellaneous revenues and expenses.

/4/ Includes a benefit of $241 resulting from tax law changes in the United Kingdom.

                                                                       59 DUPONT

- --------------------------------
Supplemental Petroleum Data
- --------------------------------
             DOLLARS IN MILLIONS
             -------------------


Capitalized Costs Relating to Oil- and Gas-Producing Activities

- ------------------------------------------------------------------------------------------------------------------------------------
                              Total Worldwide              United States                 Europe                  Other Regions*
- ------------------------------------------------------------------------------------------------------------------------------------
                           1993     1992     1991     1993     1992     1991     1993     1992     1991     1993     1992     1991
- ------------------------------------------------------------------------------------------------------------------------------------
Gross Costs:
  Proved properties       $11,663  $11,356  $10,698  $ 4,934  $ 5,587  $ 5,619  $ 5,582  $ 4,732  $ 4,145  $ 1,147  $ 1,037  $   934
  Unproved properties         701    1,152    1,241      321      471      483      218      461      528      162      220      230
Accumulated depreciation,
 depletion,
  amortization and
  valuation allowances:
  Proved properties         6,467    6,171    5,677    3,023    3,244    3,050    2,604    2,169    1,895      840      758      732
  Unproved properties         261      347      318      162      235      225       13       13       21       86       99       72
                          ----------------------------------------------------------------------------------------------------------
Net costs of fully
 consolidated companies   $ 5,636  $ 5,990  $ 5,944  $ 2,070  $ 2,579  $ 2,827  $ 3,183  $ 3,011  $ 2,757  $   383  $   400  $   360
                          ----------------------------------------------------------------------------------------------------------
Net costs of equity
 affiliates                   177       66       18       92       36       18       85       30       --       --       --       --
                          ----------------------------------------------------------------------------------------------------------
Total net costs           $ 5,813  $ 6,056  $ 5,962  $ 2,162  $ 2,615  $ 2,845  $ 3,268  $ 3,041  $ 2,757  $   383  $   400  $   360
====================================================================================================================================

*  Includes Canada, Dubai and Indonesia.

                                                                     60 DUPONT

- --------------------------------
Supplemental Petroleum Data
- --------------------------------
             DOLLARS IN MILLIONS
             -------------------


Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities/1/

- ------------------------------------------------------------------------------------------------------------------------------------
                                 Total Worldwide             United States                 Europe               Other Regions/2/
- ------------------------------------------------------------------------------------------------------------------------------------
                            1993     1992     1991     1993     1992     1991     1993     1992     1991     1993     1992     1991
- ------------------------------------------------------------------------------------------------------------------------------------
Property acquisitions:
  Proved                   $  111   $   16   $  227   $   93   $   16   $  227   $    5   $   --   $   --   $   13   $   --   $   --
  Unproved                     11       23      217        8        7       24       --       --      165/3/     3       16       28
Exploration                   352      432      653       83       99      172      158      221      279      111      112      202
Development                   864      806      883      195      206      346      567      498      472      102      102       65
                           ---------------------------------------------------------------------------------------------------------
Total for fully
 consolidated companies    $1,338   $1,277   $1,980   $  379   $  328   $  769   $  730   $  719   $  916   $  229   $  230   $  295
                           ---------------------------------------------------------------------------------------------------------
Cost incurred for
 equity affiliates             70       38       10       16       19       10       54       19       --       --       --       --
                           ---------------------------------------------------------------------------------------------------------
Total costs incurred       $1,408   $1,315   $1,990   $  395   $  347   $  779   $  784   $  738   $  916   $  229   $  230   $  295
====================================================================================================================================

/1/ These data comprise all costs incurred in the activities shown, whether capitalized or charged to expense at the time they were incurred.

/2/ Includes Canada, Dubai and Indonesia.

/3/ Essentially reflects acquisitions of North Sea properties that contain probable reserves for which development is either underway or being actively planned.

                                                                       61 DUPONT

- --------------------------------
Supplemental Petroleum Data
- --------------------------------
             DOLLARS IN MILLIONS
             -------------------


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The information below has been prepared in accordance with Statement of Financial Accounting Standards No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates, and a 10 percent annual discount rate. Specifically, the per-barrel oil sales prices used to calculate the December 31, 1993 data averaged $11.00 for the United States and $12.47 for Europe and Other Regions, and the gas prices per thousand cubic feet averaged approximately $1.92 for the United States and $2.70 for Europe and Other Regions. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year-to-year based on market conditions at that specific date.

  The projections should not be viewed as realistic estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to the company. Material revisions to estimates of proved reserves may occur in the future, development and production of the reserves may not occur in the periods assumed, actual prices realized are expected to vary significantly from those used and actual costs may also vary. The company's investment and operating decisions are not based on the information presented below, but on a wide range of reserve estimates that includes probable as well as proved reserves, and on different price and cost assumptions from those reflected in this information.

  Beyond the above considerations, the "standardized measure" is also not directly comparable with asset balances appearing elsewhere in the financial statements, because any such comparison would require reconciling adjustments, including reduction of the asset balances for related deferred income taxes.

- -----------------------------------------------------------------------------------------------------------------------------
                                  Total Worldwide           United States              Europe               Other Regions*
                                   1993        1992        1993        1992        1993        1992        1993        1992
- -----------------------------------------------------------------------------------------------------------------------------
Future cash flows:
  Revenues                      $ 19,558    $ 24,439    $  7,199    $ 10,027    $  9,380    $ 10,785    $  2,979    $  3,627
  Production costs                (9,117)    (10,011)     (4,361)     (5,228)     (4,005)     (4,119)       (751)       (664)
  Development costs               (1,802)     (1,719)       (515)       (534)     (1,143)     (1,001)       (144)       (184)
  Income tax expense              (3,607)     (6,022)       (414)     (1,060)     (1,514)     (2,585)     (1,679)     (2,377)
                                --------------------------------------------------------------------------------------------
  Future net cash flows         $  5,032    $  6,687    $  1,909    $  3,205    $  2,718    $  3,080    $    405    $    402
Discounted to present
  value at a 10% annual rate      (1,818)     (2,379)       (655)     (1,239)     (1,021)     (1,000)       (142)       (140)
                                --------------------------------------------------------------------------------------------
Standardized measure of
  discounted future net
  cash flows of fully
  consolidated companies        $  3,214    $  4,308    $  1,254    $  1,966    $  1,697    $  2,080    $    263    $    262
                                --------------------------------------------------------------------------------------------
Standardized measure of
  discounted future net cash
  flows of equity affiliates          99          70          96          55           3          15          --          --
                                --------------------------------------------------------------------------------------------
Standardized measure of
  discounted future net
  cash flows - Total            $  3,313    $  4,378    $  1,350    $  2,021    $  1,700    $  2,095    $    263    $    262
=============================================================================================================================

*  Includes Canada, Dubai and Indonesia.

                                                                       62 DUPONT

- --------------------------------
Supplemental Petroleum Data
- --------------------------------
             DOLLARS IN MILLIONS
             -------------------


Summary of Changes in Standardized Measure of Discounted
Future Net Cash Flows Relating to Proved Oil and Gas Reserves
For Fully Consolidated Companies

- --------------------------------------------------------------------------------------------------------------------
                                                                                     1993        1992        1991
- --------------------------------------------------------------------------------------------------------------------
Balance at January 1                                                                $ 4,308     $ 3,558     $ 6,059
Sales and transfers of oil and gas produced, net of production costs                 (2,239)     (2,053)     (2,245)
Development costs incurred during the period                                            864         833         883
Net changes in prices and in development and production costs                        (3,017)        765      (7,487)
Extensions, discoveries and improved recovery, less related costs                       915         453         840
Revisions of previous quantity estimates                                                130         178         284
Purchases (sales) of reserves in place-net                                             (120)        (42)         39
Accretion of discount                                                                   791         689       1,301
Net change in income taxes                                                            1,493        (369)      3,891
Other                                                                                    89         296          (7)
                                                                                   ---------------------------------
Balance at December 31                                                              $ 3,214     $ 4,308     $ 3,558
====================================================================================================================

                                                                       63 DUPONT

- --------------------------------------------------
Quarterly Financial Data
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


- ----------------------------------------------------------------------------------------------------------------------------------
Quarter Ended                                               March 31          June 30         September 30      December 31
- ----------------------------------------------------------------------------------------------------------------------------------
1993
Sales                                                     $      9,070      $      9,546      $      9,231      $      9,251
Cost of Goods Sold and Other Expenses/1/                         8,247             8,684            10,375             8,983
Net Income (Loss)                                                  493/2/            516/3/           (680)/4/            237/5,6/
Earnings (Loss) Per Share of Common Stock                          .73               .76             (1.01)              .35/5/
Dividends Per Share of Common Stock                                .44               .44               .44               .44
Market Price of Common Stock/7/:
  High                                                          50                53 7/8            49 5/8            50 1/2
  Low                                                           44 1/2            46 1/2            45 7/8            44 1/2

- ----------------------------------------------------------------------------------------------------------------------------------

1992
Sales                                                     $      9,160      $      9,745      $      9,733      $      9,161
Cost of Goods Sold and Other Expenses/1/                         8,393             9,021             9,082             9,402
Net Income (Loss)/8/                                               439               277/9/            420              (161)/10/
Earnings (Loss) Per Share of Common Stock/8/                       .64               .41               .63              (.25)
Dividends Per Share of Common Stock                                .42               .44               .44               .44
Market Price of Common Stock/7/:
  High                                                          50 1/2            54 7/8            54 1/4            50 7/8
  Low                                                           43 1/2            45 7/8            46 3/8            45 1/4
==================================================================================================================================


/1/ Excludes interest and debt expense and provision for income taxes.

/2/ Includes a gain of $32 ($.05 per share) from exchange of North Sea properties.

/3/ Includes a loss of $21 ($.03 per share) from sale of petroleum-producing properties.

/4/ Includes restructuring charges of $1,295 ($1.91 per share), partially offset by a net tax benefit of $265 ($.39 per share).

/5/ Before extraordinary item.

/6/ Includes net charge of $92 ($.13 per share) related to certain product liability claims and litigation costs ($144, of which $126 is associated with the "Benlate" DF 50 fungicide recall) and a loss on the sale of a polyethylene business ($17), partly offset by a gain from the sale of the Remington Arms Company ($69). Also includes a benefit of about $50 ($.07 per share) as a result of the liquidation of certain LIFO inventory quantities.

/7/ As reported on the New York Stock Exchange, Inc. Composite Transactions
Tape.

/8/ Before extraordinary item and transition effect of accounting changes. See the Consolidated Income Statement on page 37. Includes exchange gain (loss) related to unhedged non-U.S. deferred tax liabilities, which were established on the adoption of SFAS No. 109, for quarters ended: March 31 - $55 ($.08 per share); June 30 - $(73) ($.11 per share); September 30 - $44 ($.07 per share); December 31 - $71 ($.10 per share).

/9/ Includes charge of $134 ($.20 per share) associated with "Benlate" DF 50 fungicide recall.

/10/ Includes charge of $329 ($.49 per share) for termination incentives and payments, as well as certain other charges, related to business restructurings.


- --------------------------------
Consolidated Geographic Data
- --------------------------------
             DOLLARS IN MILLIONS
             -------------------


- ----------------------------------------------------------------------------------------------
                                     Capital            Total Assets            Average
                                   Expenditures          December 31           Employment
- ----------------------------------------------------------------------------------------------
                                 1993      1992        1993      1992        1993      1992
- ----------------------------------------------------------------------------------------------
United States                   $ 1,842   $ 2,323     $20,610   $22,859      81,587    91,808
Europe                            1,277     1,596      11,315    11,114      22,427    20,987
Other Regions                       606       605       5,128     4,897      15,395    15,952
                               ---------------------------------------------------------------
  Total                         $ 3,725   $ 4,524     $37,053   $38,870     119,409   128,747
==============================================================================================

Capital expenditures, total assets and average employment are assigned to geographic areas, generally based on physical location.

                                                                       64 DUPONT

- --------------------------------------------------
Five-Year Financial Review/1/
- --------------------------------------------------
             DOLLARS IN MILLIONS, EXCEPT PER SHARE
             -------------------------------------


- -------------------------------------------------------------------------------------------------
                                               1993       1992       1991       1990       1989
- -------------------------------------------------------------------------------------------------
Summary of Operations
Sales                                       $37,098    $37,799    $38,695    $40,047    $35,534
Earnings Before Income Taxes                $   958    $ 1,811    $ 2,818    $ 4,154    $ 4,324
Provision for Income Taxes                  $   392    $   836    $ 1,415    $ 1,844    $ 1,844
Net Income/2/                               $   566    $   975    $ 1,403    $ 2,310    $ 2,480
Percent of Average Stockholders'
 Equity/2/                                      4.8%       8.1%       8.3%      14.3%      15.7%
Earnings Per Share of Common Stock/2,3/     $   .83    $  1.43    $  2.08    $  3.40    $  3.53

- -------------------------------------------------------------------------------------------------
Financial Position at Year End
Working Capital                             $ 1,460    $ 2,002    $ 3,381    $ 2,210    $ 1,996
Total Assets                                $37,053    $38,870    $36,559    $38,128    $34,715
Long-Term Borrowings and Capital Leases     $ 6,531    $ 7,193    $ 6,456    $ 5,663    $ 4,149
Stockholders' Equity                        $11,230    $11,765    $16,739    $16,418    $15,798
Total Debt as Percent of Total
 Capitalization                                  45%        48%        33%        37%        33%

- -------------------------------------------------------------------------------------------------
General
For the Year:
  Capital Expenditures                      $ 3,725    $ 4,524    $ 5,246    $ 5,513    $ 4,481
  Depreciation, Depletion and
   Amortization                             $ 2,833    $ 2,655    $ 2,640    $ 2,625    $ 2,530
  Research and Development Expense          $ 1,132    $ 1,277    $ 1,298    $ 1,428    $ 1,387
    As Percent of Combined Segment
     Sales for:
      Chemicals, Fibers, Polymers and
        Diversified Businesses
         (excluding Coal)                       5.1%       5.6%       5.8%       6.2%       6.2%
      Petroleum                                 0.3%       0.4%       0.4%       0.3%       0.5%
  Average Number of Shares Outstanding
   (millions)                                   677        673        671        676        701
  Dividends Per Common Share                $  1.76    $  1.74    $  1.68    $  1.62    $  1.45
  Dividends as Percent of Earnings on
   Common Stock/2/                              212%       122%        81%        48%        41%
  Common Stock Prices:
    High                                    $53 7/8    $54 7/8    $50        $42 3/8    $42 1/8
    Low                                     $44 1/2    $43 1/2    $32 3/4    $31 3/8    $28 5/8
    Year-End Close                          $48 1/4    $47 1/8    $46 5/8    $36 3/4    $41
At Year End:
  Employees (thousands)                         114        125        133        144        146
  Common Stockholders of Record
   (thousands)                                  181        188        195        199        196
  Book Value Per Common Share               $ 16.22    $ 17.08    $ 24.58    $ 24.16    $ 22.71
=================================================================================================

/1/ See Management's Discussion and Analysis on pages 30 to 34, Consolidated Income Statement on page 37, Notes to Financial Statements on pages 41 to 57 and Quarterly Financial Data on page 64 for information relating to significant items affecting the results of operations and financial position.

/2/ Before effect on income of extraordinary item (1993 and 1992) and transition effect of accounting changes (1992). See the Consolidated Income Statement on page 37.

/3/ Based on the average number of common shares outstanding.

                                                                       65 DUPONT