Form 10-K, Exhibit 13
period 1994-12-31
DUPONT E I DE NEMOURS & CO
filed 1995-03-21
CIK 30554

                                                                      Exhibit 13

Last year was an excellent year for DuPont, in which the commitment of our people and our focus on customers and productivity resulted in a striking success. The transformation of our company during the last three years has taken us from the position of an average performer to that of a very strong performer. We believe we have developed the competitive strength in terms of cost and customer focus that will allow us to compete effectively in the future, even when economic conditions are less favorable than in 1994. At the beginning of 1994 we saw that the transformation initiated in 1991 was reaping benefits, and the world economy finally seemed to be in our favor. We expected a good year; we had a terrific year. Our people around the world deserve the credit for outstanding accomplishments in the marketplace and in our operations. Long-term competitive advantage requires committed employees determined to build healthy businesses. The results of 1994 demonstrate that commitment.

     Financially, 1994 was a year of record earnings. Excluding non-recurring items, earnings rose 65 percent compared to the prior year. Net income for 1994 was $2.7 billion or $4.00 per share compared to $555 million or $.81 per share in 1993. Return on equity was 22.6 percent. Total 1994 sales were $39.3 billion, up 6 percent over 1993. We ended 1994 in excellent shape financially, reducing borrowings by $1.7 billion. We are in a good position to grow our businesses globally.

     While most of our businesses had a good year, some performances were especially noteworthy. Several of our polymer-based businesses showed excellent results, in particular automotive, engineering polymers, packaging and industrial polymers and nonwovens. Agricultural products also performed strongly. Our energy business did well in 1994 with Conoco performing competitively opposite other companies in the petroleum industry. Overall, we have a solid portfolio of businesses, and we are targeting to have all our businesses earn our cost of capital (12 percent) by the end of 1995. Regionally, a highlight was the performance of our European operations, which tripled earnings on strong volume growth and a multi-year $500 million cost reduction program that contributed cost savings of about $200 million in 1994.

     Last year was also a good year for DuPont shareholders, with a total return of 20 percent. However, we don't focus on performance in any one year, but aspire to deliver superior results over time. As the chart* on page 3 indicates, DuPont stock has outperformed the S&P 500 Stock Index during the past 10 years with an average total return of 17.5 percent annually compared to 14.3 percent for the S&P.

     When you look at the strong results of the past year, it is readily apparent that we have been on the right track with the changes we put in place. The biggest changes of the past few years have been customer focus and cost control. We had customers in mind when we eliminated the old, large department organizations and reorganized the company into many separate strategic business units. Many of our customers are telling us that they've seen in DuPont a dramatic shift from an internal focus to a focus on being successful for and with our customers.


* This information is not incorporated by reference in this Report.

     The second major change we have made is in reducing costs by changing attitudes about how we spend money. In 1991, we started with a goal to reduce our fixed cost base by $1 billion; we've exceeded that goal. After adjusting for inflation, our 1994 fixed costs are more than $2.5 billion lower than in 1991. Undeniably, cost reductions have made the last several years a painful time. But these actions were vital to our competitive success. We now are focused on providing only the products and services that customers will pay for, and more and more customers see partnership with DuPont as a key element in their own success. We are becoming the preferred supplier to many customers because we have the products, innovation, technology and capable people long associated with DuPont, and now we can also compete on price. Our improved cost position also allows us to compete in many new growth markets around the world.

     We will be able to take advantage of those new opportunities because of another big accomplishment of the past three years--we stayed the course with globalizing our businesses. Even as we reduced costs and restructured the company, we continued to expand around the world. We intend to be the leading chemical and energy company in every region where we operate, and at the moment we are focused in a special way on Asia. We had a very successful start-up of a new titanium dioxide plant in Taiwan, which complements other chemical plants recently built in Singapore, Korea and four new operations in China. We are evaluating at least 20 other new initiatives in Asia. Elsewhere, Conoco began pumping oil in Russia in 1994, and our Polar Lights project there is becoming the technological and environmental standard against which all other petroleum development projects in ecologically sensitive areas will be judged.

     If there was one disappointment during the year, it was in safety, where our performance was well below DuPont's rigorous standards. Even though we still lead industry in the most important statistical categories of safety performance, we are determined to return to and exceed our previous standards. During 1994, we adopted a new Safety, Health and Environment Commitment. Historically, we have maintained that the only acceptable standard for injuries and illnesses is zero, and this has served us well. Our new commitment extends that same philosophy to environmental incidents, wastes and emissions.

     We can adopt this commitment because of the confidence we have in our technological strength. Science and technology are the historical bedrock of DuPont's competitive advantage and remain so. In recent years, the attention surrounding change and transformation at the company has sometimes eclipsed the ongoing achievements of our scientists and engineers. They continue to provide discoveries that are renewing our product lines and making our operations more efficient, more productive and more environmentally sound.

     Looking ahead to 1995, we will now seek to move from our present position of a very strong company into that small group of companies that are universally acknowledged as the best in the world because of their ability to sustain top performance regardless of the business climate. A characteristic shared by such companies is that every employee has a connection to customers and feels that her or his personal growth and career development are closely tied to profitable business and company growth. During 1994, I spoke to employees at plant or business sites around the world on 30 occasions and had extensive informal discussions throughout the organization. I am convinced that employee commitment is vital to achieving higher levels of sustained performance. Most of our people can and want to achieve more. I have challenged our managers to create work environments and business practices that will enable DuPonters to do so. This will help us to consolidate DuPont's distinctive strengths in world markets.

      I am often asked what makes DuPont different from the many other major companies that have also been going through cost reductions, re-engineering and various types of change. I respond that DuPont starts with strengths others don't have, and then we build on them. We have a broad range of outstanding products, a superb reputation for market-driven innovation and outstanding people. These all contribute to the power of the DuPont brand which benefits from generations of credibility, trust and quality few others can match. We are proud of our unique strengths and heritage, and we are enthusiastic about the opportunities for profitable global growth and continued success that stretch before us.


/s/ E. S. Woolard Jr.
E. S. Woolard, Jr., Chairman
March 1, 1995

Chemicals manufactures a wide range of commodity and specialty products, including titanium dioxide, fluorochemicals and polymer intermediates, used in the paper, plastics, chemical processing, refrigeration, textile and environmental management industries.

Improving conditions in most economies around the world and strategic reorganization helped increase the global presence and business success for "Ti-Pure" titanium dioxide and specialty chemicals businesses.

Building on its position as the world's leading titanium dioxide producer, DuPont began full production from its 60,000-ton plant in Kuan Yin, Taiwan, and became a premier local supplier to Asia Pacific customers. The new plant brings total DuPont capacity of the white pigment to 770,000 tons a year. Titanium dioxide is used in paper, paint and plastic, and DuPont has long been a leading supplier to these industries, offering products specific to customer needs, such as "Ti-Pure" RPS rutile paper slurry supplied to the paper industry (see above*).

DuPont Fluorochemicals has spent more than $500 million to develop and commercialize alternatives to the ozone-depleting chlorofluorocarbons (CFCs) and is now producing the broadest range of CFC alternatives with product families including "Suva" refrigerants, "Formacel" foam expansion agents, "Dymel" propellants and "Vertrel" cleaning agents. Early in 1995, DuPont commercialized non-ozone-depleting "Suva" 9000 for applications that include home air conditioners and heat pumps.

* This information is not incorporated by reference in this Report.

Specialty Chemicals continued to undergo changes to become more globally competitive. Employment dropped from 8,500 four years ago to 5,500 in 1994, and $350 million in costs have been trimmed, in total, during the past three years. While this group of businesses includes specialty chemicals and materials and environmental services, more than 60 percent of sales comes from industrial chemicals such as ammonia, cyanide and peroxygen products. Proprietary strengths continue in chemical specialties such as "Teflon" fabric protectors for apparel and home furnishings.

1994 Versus 1993

Sales of $3.8 billion were up 6 percent, reflecting higher sales volume, with most of the gains attributable to markets outside the United States. While prices were trending upward during the second half of this year, average selling prices were slightly less than last year's.

After-tax operating income (ATOI) was $386 million, up 133 percent from last year's results, which included $116 million in nonrecurring charges, principally for asset write-downs and facility shutdowns. Excluding nonrecurring charges from both years, earnings were $391 million, up 39 percent.

1993 Versus 1992

Sales were down 2 percent, primarily reflecting lower U.S. volume. Additional sales volume from acquisitions outside the United States was offset by lower prices, largely due to the currency effects of a stronger dollar. ATOI was 27 percent lower, due to higher charges for facility shutdowns and employee separation costs. Excluding nonrecurring charges, ATOI was $282 million, up 2 percent, reflecting improvement in specialty chemicals and fluorochemicals, partly offset by lower results from "Ti-Pure" titanium dioxide.

Chemicals*

[CHART APPEARS HERE]

Sales ($ in Billions)
1992                  3.6
1993                  3.5
1994                  3.8
ATOI ($ in Millions)
1992                  226
1993                  166
1994                  386

*See Industry Segment Information (Note 30 to Financial Statements.)

Outlook

Solid growth from global expansion in 1994 is expected to continue in 1995. The European and Asia Pacific regions remain particularly strong. Increased demand for "Ti-Pure" titanium dioxide as well as gains in market share should further improve overall results. The pricing environment is also expected to improve, and competitive profit margins will be maintained as raw material costs increase. By year-end 1994 DuPont had ceased CFC production for sale in developed countries except the United States. The U.S. government has requested that DuPont continue production of CFCs through 1995 to service existing refrigeration and air conditioning equipment. CFC production in 1995 will be based on customer purchase commitments. While the consumer transition to CFC alternatives has been slower than anticipated, DuPont expects to maintain its key role in this process and is well-positioned to be the premier supplier of CFC alternatives.

A diversified mix of specialty fibers is produced to serve end uses ranging from protective apparel, active sportswear and packaging to high-strength composites in aerospace. High-volume fibers are produced for apparel and home fabrics, carpeting and industrial applications and sold directly to the textile and other industries for processing into products used in consumer and industrial markets.

Fibers businesses continued to focus on quality and service to increase market share, participating in new high-growth markets worldwide, and developing high-technology fiber and resin products to replace traditional materials.

Nonwovens grew revenues 15 percent in 1994. Growth performance was broad based, with contributions coming from all market areas and regions. Nonwovens' portfolio of flexible sheet structure technologies--"Tyvek", "Sontara", "Typar"-
- -serves diverse markets in packaging (see above*), construction, medical and safety apparel, reinforcing backings and absorbents.

New product development milestones include expanding the use of post-consumer recycle (PCR) in "Tyvek" from secure envelopes to protective apparel. This technology advancement was recognized in the United States by the National Recycle Coalition's Buy Recycled Business Alliance award for most innovative new product. The "Sontara" business introduced a new family of antimicrobial wiping cloths and commercialized an insulating windbarrier for outdoor apparel. Concrete formliners, derived from "Typar" technology, are used in building water spillways, sewers and bridge beams in Europe and North America.

Helped by high worldwide brand recognition, "Lycra" spandex continues to lead the thrust into established and new markets. The "Lycra" strategy is to offer the highest-value product, supported by strong research and development, marketing and manufacturing in all growth areas. DuPont and China World Best Development agreed to form a joint

* This information is not incorporated by reference in this Report.

venture to manufacture and market "Lycra" in China. There is substantial commitment to growth in other parts of Asia, supported by world-scale manufacturing facilities in Japan and Singapore.

The nylon business continues to meet customer needs through improved productivity and efficiency. Re-engineering of all facets of nylon over the next three years will improve competitiveness, principally in the United Kingdom, Germany and the Netherlands. DuPont and Fibra, a member of the Vicunha group in Brazil, initiated a joint venture to serve the South American textile nylon market. A joint venture with Far Eastern Textile Ltd. has been established to construct a nylon 6,6 plant in Taiwan and to market textile nylon in Taiwan and China. And as part of its strategy to serve an expanding global tire cord market, DuPont and Ballapur Industries Ltd. formed a venture to build the first nylon 6,6 plant in India.

The "Dacron" polyester business completed an aggressive modernization program in 1994. This included start-up of two new filament yarn lines in Kinston, North Carolina, which quickly established new standards for quality and uniformity. The Cape Fear, North Carolina, plant completed upgrading its polyester ingredients operation to lower cost and improve quality. The additional capacity comes at a time of tight supply in the polyester market.

DuPont Advanced Fibers Systems' "Nomex" heat-resistant and "Kevlar" high-strength aramid fibers businesses benefited from increased demand in the industrial economies. The new "Nomex" fiber plant in Asturias, Spain, became fully commercial. DuPont and Teijin Ltd. of Japan established joint ventures to produce and sell "Nomex" aramid papers in Asia Pacific.

1994 Versus 1993

Fibers segment sales of $6.8 billion were up 9 percent, principally reflecting the acquisition of ICI's nylon business.

Fibers*

[CHART APPEARS HERE]

Sales ($ in Billions)
1992                     6.1
1993                     6.2
1994                     6.8
ATOI ($ in Millions)
1992                     409
1993                     169
1994                     701

*See Industry Segment Information (Note 30 to Financial Statements.)

Excluding this acquisition, sales were up 5 percent, reflecting 6 percent higher volume, principally from outside the United States, partly offset by 1 percent lower average selling prices.

Fibers segment after-tax operating income (ATOI) of $701 million was 315 percent above the $169 million earned in 1993. Excluding nonrecurring items, earnings were $676 million versus $425 million mainly due to improved results for nylon, nonwovens and aramids.

1993 Versus 1992

Sales, including the additional sales from the ICI nylon business, were 2 percent above the prior year. Worldwide sales volume was up 5 percent, while prices were lower largely due to the exchange effects of a stronger dollar.

ATOI was down $240 million from the prior year principally due to higher restructuring charges. Excluding nonrecurring items from both years, earnings were $425 million, down 11 percent from 1992, reflecting lower results for "Lycra", "Dacron" and nylon, particularly in Europe.

Outlook

DuPont will continue to reduce costs and enter joint ventures to better compete in global markets. Fibers businesses will benefit from superior value products, aggressive marketing and strong brand recognition.

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

Polymers had a very successful year with record results and continues on track with its strategy of focusing on core strengths and customer needs. Polymers businesses achieved strong leadership positions in high-growth end-use markets such as automotive, electrical components and packaging.

DuPont Packaging & Industrial Polymers continued growth through technological innovation and partnering with customers (see above*).

For DuPont Engineering Polymers, several factors contributed to excellent results including cost reduction, faster-than-expected economic recovery in Europe, increased automobile manufacturing in the Americas and new products to meet customer needs for higher performance materials. New capacity for nylon 6,6, polybutylene terephthalate (PBT) polyester and liquid crystal polymers supports customers' growth objectives around the globe. A new $100 million plant in Singapore will begin producing "Zytel" nylon 6,6 resins in mid-1995. When production begins in Singapore, DuPont will become the first nylon supplier to manufacture and compound nylon 6,6 resins in all three major regions of the world.

The resurgence of the U.S. auto industry was the key factor in the success of the Polymers businesses linked to that industry. DuPont Automotive revenue and earnings increased for the third straight year. Commercial sales began from the new "Butacite" polyvinyl butyral plant, located in Korea, and purchase was completed of ICI's 50 percent share of IDAC, an automotive coatings joint venture. New "Spectramaster"


* This information is not incorporated by reference in this Report.

and "Chromavision" color systems expanded the automotive refinishes offerings. "Bexloy" W automotive engineering resin won the prestigious Society of Plastics Engineers Award for the Dodge and Plymouth "Neon" fascia in the automotive exterior body category. "Sentryglas" composites, made with "Butacite" sheeting, are the first and only glass systems that meet building codes for minimizing hurricane damage.

Early in 1995, DuPont and Dow Chemical signed a letter of intent to explore forming a joint enterprise for the discovery, development, production and sale of thermoset and thermoplastic elastomer products used primarily in the automotive, general rubber, wire and cable, construction, molded goods, durable adhesives and oil and polymer modification markets.

DuPont is planning a $150 million global expansion program to increase its fluoropolymer resin capacity for copolymer resins by 75 percent. These increases are in response to rapidly growing demands, particularly in the U.S. wire and cable market. Plans for completion of capacity increases in late 1997 involve products sold under the company's "Teflon" trademark. Demand for high-performance Category 5 wire insulation, which is typically specified in local area network (LAN) installations in U.S. markets, is driving a substantial portion of the growth. "Teflon" offers superior electrical properties for use in LAN insulation.

1994 Versus 1993

Segment sales of $6.3 billion increased 8 percent from 1993 and, after adjusting for businesses divested in 1993, were up 12 percent. This results from 13 percent higher sales volume, with increases in all regions, partly offset by 1 percent lower selling prices.

After-tax operating income (ATOI) was $717 million, up 305 percent. This reflects significantly improved results for engineering polymers, packaging and industrial polymers, elastomers, fluoroproducts and automotive products. Excluding nonrecurring items from both years, earnings were $706 million, up 108 percent from $340 million

Polymers*

[CHART APPEARS HERE]

Sales ($ in Billions)
1992                   5.9
1993                   5.9
1994                   6.3
ATOI ($ in Millions)
1992                   318
1993                   177
1994                   717

* See Industry Segment Information (Note 30 to Financial Statements.)

earned in 1993. This reflects higher sales volume and lower costs among most businesses, with earnings from the European region nearly four times greater than in the prior year.

1993 Versus 1992

Sales increased less than 1 percent, as a 5 percent worldwide volume increase was nearly offset by lower prices, principally resulting from currency exchange effects of the stronger dollar. ATOI was down 44 percent, reflecting higher restructuring costs. Excluding nonrecurring items, 1993 ATOI was $340 million, even with 1992. This reflected earnings gains in the United States, principally from automotive businesses, offset by lower earnings in Europe and Canada.

Outlook

Future success for Polymers will depend on continued growth, improved productivity and reduction of fixed costs. Profitability has improved over the last three years and earnings have grown fivefold since 1991, while revenue increased 14 percent in the same period. The primary growth region will be Asia Pacific, and Polymers businesses are well-positioned to be major players in that growth. It is expected that North American automobile markets will grow at a slower rate than experienced over the last few years, making it critical to achieve success in regions outside the United States.

Petroleum operations are carried out through Conoco, and range from exploring for crude oil and natural gas to marketing finished products. The "upstream" part of the business finds, develops and produces oil and gas, and processes natural gas to recover higher-value liquids that are sold separately. The "downstream" part of the business refines crude oil and other feedstocks to produce high-quality fuels, lubricants and other products. These are sold to customers primarily in the United States and Europe, and more recently in the Asia Pacific region. Downstream also produces intermediates for use as chemical feedstocks, and a wide range of specialty products such as petroleum coke and lubricating oils for commercial and industrial customers worldwide.

Within an environment that is highly competitive, Conoco is focusing on three basic strategies: maintaining healthy core businesses while reducing operating costs; selectively expanding its existing businesses; and developing new businesses where it sees opportunities for profitable growth. More than ever before, it is pursuing these strategies through productive linkages with partners, customers and suppliers.

During 1994, Conoco further directed its existing operations to concentrate on core geographic areas where it can maintain a competitive cost position. In exploration and production operations, an aggressive ongoing portfolio optimization program resulted in the sale or exchange of interests in a number of nonstrategic producing properties worldwide, including the declining Hutton and Murchison oil fields and the Anglia gas field in the North Sea. In return, Conoco increased access to future production in highly desirable oil and gas producing areas. Significant acquisitions included additional interests in two giant North Sea fields--the undeveloped Britannia gas and condensate field and the Anglo-Norwegian Statfjord field--and in the Elk Basin oil field in Wyoming.

Concentrating activities within strategic core areas also helped Conoco lower its upstream overhead and operating costs more than 7 percent during the year. Since 1991, it has increased upstream earnings per barrel by 14 percent, despite a $4.00-per-barrel drop in average crude oil prices during the period.

New production also contributed to the company's earnings. Offshore Indonesia, the third platform in the Belida development came onstream on schedule and under budget in August. In the U.K. North Sea, the partner-operated Alba oil field and Galleon gas field both came onstream during the year.

Overall, refining operations processed record volumes of feedstock while responding to increasingly stringent environmental requirements. New products, including reformulated gasoline, were introduced to meet U.S. Clean Air Act Amendment provisions effective January 1995. In U.S. marketing, focused strategies enabled Conoco to increase higher-margin branded sales 9 percent during 1994--triple the industry's average volume growth.

Conoco also took important steps to expand its businesses. During the year it announced a joint venture with Pennzoil to produce high-quality base oils, the feedstock from which finished lubricating oils are made. Construction is under way adjacent to Conoco's Lake Charles, Louisiana, refinery on a $500 million lube oil hydrocracker that will enable the company to process low-cost sour crude into a base oil of higher quality than that obtained through traditional solvent extraction processes. When the venture begins production in 1997, it is projected to be the lowest-cost manufacturer of base oils in the United States.

In western Europe, Conoco continues to expand its highly efficient retail operations, which include over 2,400 stations in 13 countries. During 1994 Conoco partnered with Saras, an Italian refining company, to open the first "Jet" stations in Spain. Plans are to build a network of 100 stations across northern Spain by the year 2000. In Germany, Conoco has extended operations into the eastern part of the country with 43 "Jet" stations, predominantly high-quality, high-volume sites that offer a rapid payback on the original investment. We are also building new markets in the Czech Republic, Poland and Hungary. At the end of 1994, the company had a total of 32 retail stations in these three countries, and sales volumes are expected to double during 1995. Conoco is currently negotiating to acquire refining capacity in the Czech Republic.

As Conoco strengthened its position in existing markets, the company invested for growth in additional areas of the world. In Russia, the joint venture with Arkhangelskgeologia celebrated first oil in August from the Ardalin field inside the Arctic Circle. This history-making event, the first new field development by a Russian-Western partnership, has opened opportunities for further investment in Russia's oil-rich northern areas.

Off the coast of Norway, construction of the massive Heidrun oil platform is nearing completion. This $3.5 billion project, of which the Norwegian state oil company is the majority interest holder, is a monumental technological undertaking, involving the development by Conoco of the world's first tension leg platform constructed from concrete. Operations are on schedule for first oil in August 1995. At its peak, the Heidrun field will produce more than 200,000 barrels of oil per day.

Also in 1995, production will begin from the Ganymede and Callisto gas fields offshore the United Kingdom.

Conoco has significantly increased its emphasis on the growing natural gas market in both Europe and North America. In the North Sea, it raised its interest in the giant Britannia gas field to more than 42 percent. Britannia, with estimated recoverable reserves of 2.5 trillion cubic feet of natural gas and 140 million barrels of condensate and natural gas liquids, is the largest known undeveloped field in the U.K. North Sea. In December, the U.K. government granted approval for joint development of the Britannia field to Conoco and Chevron in a unique partnership agreement (see page 22*). Production is scheduled to begin in 1998.

Also in December, Conoco signed an agreement to participate in Interconnector, a natural gas pipeline linking the U.K. market with continental Europe. When it is completed, this pipeline will allow Conoco to export gas produced offshore the United Kingdom to continental European gas markets, creating attractive opportunities for further growth.

In North America, 80 percent of Conoco's exploratory wells now have natural gas objectives. During 1994, successful discoveries were made in the Val Verde Basin of West Texas, the San Juan Basin of New Mexico and the Basing field in Alberta, Canada. Conoco also obtained interests in gas properties in Wyoming's Green River Basin.

The company has also been highly successful in identifying new natural gas reserves associated with coal fields. Conoco is one of the few companies with the expertise and resources to produce coalbed methane on a global basis. Building on experience in the United States, where Conoco has partnered with the company's coal joint venture, CONSOL Energy Inc., to extract coalbed methane in the Appalachian Mountains, in 1994 the company began exploration in France, Germany, and Australia.

Downstream, Conoco is rapidly building a presence in the fast-growing Asia Pacific market. It has opened 27 retail outlets in Thailand in less than two years, and plans to continue expanding at a rate of up to 25 new stations a year.

Over the next 10 years, Conoco expects the Asia Pacific market will become a major region for its downstream business. To support this growth, in November Conoco signed an agreement for a joint venture with Petronas, the Malaysian national oil company, to construct and operate a 100,000-barrel-per-day high-conversion refinery, which will be complete in late 1997.

1994 Versus 1993

Sales of $16.8 billion for the year were up 7 percent compared to 1993 due to increased U.S. refinery production and higher excise taxes, which are included in revenues. Lower worldwide crude oil prices and natural gas prices in the United States held down this increase. Earnings of $680 million were down 16 percent from $812 million in the prior year. 1994 earnings included a net charge of $26 million as a result of a $127 million international tax benefit offset by a $95 million write-down of North Sea oil properties to be sold, and $58 million for employee separation costs. 1993 earnings included a $230 million benefit due to tax law changes, partly offset by property dispositions and restructuring charges of $161 million. After adjusting for these nonrecurring items, earnings were $706 million in 1994, down 5 percent from $743 million in 1993.

Upstream earnings were $483 million, down $26 million or 5 percent from $509 million in 1993. After adjusting for nonrecurring items, 1994 earnings were a record $471 million, up 7 percent from the previous year, despite lower worldwide crude oil prices. Lower costs, net benefits associated with portfolio restructuring programs and higher natural gas liquid margins all contributed to these record results.

Worldwide crude oil, condensate and natural gas liquids production was 436,000 barrels per day for the year compared with 434,000 barrels per day in 1993. The net realized crude oil price averaged $15.10 per barrel, down 5 percent compared with $15.96 in 1993. Worldwide natural

* This information is not incorporated by reference in this Report.

gas production for the year was 1,347 million cubic feet per day, up 3 percent from 1993. Natural gas prices averaged $2.11 per million cubic feet in 1994, down 3 percent from the prior year.

Downstream earnings were $197 million compared with $303 million in 1993. Excluding nonrecurring items, 1994 earnings of $235 million were $67 million or 22 percent below 1993, primarily due to the fourth quarter's performance, which was $84 million below last year. The weaker fourth quarter results were mainly due to low downstream margins in the United States and Europe and downtime at our three largest refineries related to maintenance programs in the United Kingdom and Oklahoma and a major accident in Lake Charles, Louisiana. All producing units at these refineries were fully operational by year end. Despite the equipment downtime, U.S. refinery production was up from the prior year. Total feedstocks processed increased 3 percent in 1994 to 696,000 barrels per day, while worldwide product sales of 931,000 barrels per day were up 6 percent from the prior year.

1993 Versus 1992

Sales were down slightly from 1992 while earnings were up 141 percent on lower costs, higher production volumes and a lower overall effective tax rate. 1993 operating

Petroleum*

[CHART APPEARS HERE]

Sales ($ in Billions)
1992                   16.1
1993                   15.8
1994                   16.8
ATOI ($ in Millions)
1992                   337
1993                   812
1994                   680

*See Industry Segment Information (Note 30 to Financial Statements.)

income included a net benefit of $230 million due to tax law changes partly offset by property dispositions and restructuring charges of $161 million, while 1992 income included a restructuring charge of $96 million. Excluding these nonrecurring items, 1993 earnings of $743 million were up 72 percent from $433 million in the prior year.

Outlook

Worldwide demand for energy is projected to grow slowly over the near term. This will limit upward movement in prices and margins, although both are expected to remain subject to considerable volatility. Conoco's focus on improving the profitability of its core businesses while investing in strategic areas for growth should position the company well for continued earnings improvement in this highly competitive environment.

Agricultural Products

Sales growth continued across all regions, particularly in the United States, where use of "Accent" post-emergent corn herbicide gained broad acceptance. In Europe, "Titus" corn herbicide and "Classic" herbicide for soybeans were also widely used. Late in the year, U.S. registration for the post-emergent corn herbicide "Basis" was received. "Basis" is yet another product in a wide array of high-value new products which are developed for specific agricultural applications. Innovation in packaging also continues with the objective of reducing exposure to the farmer or applicator. There is an ongoing effort to improve the convenience, safety and environmental capability of products. Water soluble packets made of new polyvinyl alcohol film, a package that dissolves completely in about a minute when placed in water, reduces worker exposures and simplifies disposal.

Electronic Materials

Electronic Materials performance improved with market share gains and increased demand for products. Both sales and earnings were at record levels. DuPont was one of only two U.S. companies selected to participate in the NHK (Japan Broadcasting Co.) consortium, which will design and develop high-definition television. Commercial introduction of this TV will coincide with the 1998 Winter Olympics scheduled in Nagano, Japan. DuPont will partner with Shanghai Precision Photomask Corporation Ltd. in a joint venture to manufacture advanced photomasks that are an essential element in the production of semi-conductor devices used in high-technology electronic equipment. The new venture will contribute to the rapid growth of China's electronics industry. The new plant is expected to begin operations in 1996. In printed circuit materials, "Riston" photoresists are in record demand. Also, "Pyralux" PC, a one-of-a-kind photo imagable coverlay for flexible circuit board manufacture, was introduced.

Films

Films performance was strong in all major markets and regions. In revenue growth, Asia Pacific was more than 20 percent better. All businesses are driven by excellent customer satisfaction results. Fifteen percent of revenue was from new products introduced over the past three years. Late in the year the "Mylar" polyester film line in Circleville, Ohio, was converted to a new product development facility to accelerate growth opportunities in polyester films. Capacity utilization was high for "Mylar" and PET Resins and Chemicals. Teijin-DuPont Films, a 50/50 joint venture, successfully started up polyester polymer and audio/video film facilities in the United States.

Medical Products

Medical Products focused on programs to maximize sales in a soft worldwide health care market, while continuing to reduce costs. We continued to expand our share among U.S. hospital groups by leveraging a unique combination of DuPont resources and core competencies to help customers reduce total operating costs. Product introductions included the new "LINX" remote review diagnostic imaging system, the "aca" Star and the "Dimension" XL blood chemistry analyzers, and a variety of new centrifuge and detection products for life science research. The DuPont Merck Pharmaceutical Company experienced another year of significant earnings growth and recently received FDA clearance to market "ReVia" for the treatment of alcoholism (see page 26*), and "Neurolite" for brain imaging.

Printing and Publishing

Printing and Publishing continued to focus on manufacturing and product revitalization while continuing to drive for sales growth and reduced cost. Significant sales gains were recorded in the proofing and packaging product lines and in particular the Latin American and Asia Pacific markets. Graphic arts operations benefited from consolidation at Neu Isenburg, Germany, and world-class manufacturing facilities were completed at Leeds, England, for offset plates and at Towanda, Pennsylvania, for proofing products. Key products introduced were new "Crosfield" workstations for electronic imaging, "Waterproof" proofing systems and "Silverlith" direct-to-plate systems. Advertising, direct marketing and promotional materials, which are the lifeblood of the printing and publishing industry, were cut substantially during the economic downturn. Now with economic recovery, printing and publishing is seeing an upturn in its business.

CONSOL

CONSOL Energy Inc., a coal operations joint venture owned 50 percent by DuPont, showed substantially improved results in 1994. Although high-sulfur coal continued to be depressed, overall coal demand was strong following strikes by the United Mine Workers which affected results in much of 1993. Improved demand and the effects of a full year of operation of mines acquired from Island Creek Coal Inc. resulted in record production and sales for coal operations.

1994 Versus 1993

Sales of $5.7 billion were 5 percent over 1993 after adjusting for the absence of the sporting goods business which was sold last year. Sales volume was up 7 percent, while average prices were down about 2 percent. Sales were up across all regions with the largest percentage gain coming from South America, where sales improved 27 percent. After-tax operating income (ATOI) was $623 million as compared with a loss of $407 million in 1993.

* This information is not incorporated by reference in this Report.

1993 results included significant nonrecurring charges principally for restructuring costs which were partly offset by gains from the sale of the Remington Arms Company. Costs were incurred for reorganization of plant operations, write-off of intangibles in printing and publishing and additional charges taken for product liability and legal expenses related to the "Benlate" DF 50 fungicide recall. Excluding nonrecurring items from both years, ATOI was $676 million versus $238 million earned last year. This reflects higher sales and lower costs in agricultural products, better pharmaceutical results and significantly higher coal earnings compared to last year, which were adversely affected by strikes.

1993 Versus 1992

Sales were 7 percent lower, reflecting the absence of sales from the divested connectors business. Selling prices were 2 percent lower, reflecting higher prices in the United States more than offset by lower prices in other regions, reflecting the stronger dollar. Excluding nonrecurring items and the coal results from both years, earnings were up 146 percent attributable to increases in agricultural products earnings and better results from films and printing and publishing.

Diversified Businesses*

[CHART APPEARS HERE]

Sales ($ in Billions)
1992                   6.2
1993                   5.7
1994                   5.7
ATOI ($ in Millions)
1992                   (49)
1993                  (407)
1994                   623

*See Industry Segment Information (Note 30 to Financial Statements).

Outlook

The outlook for Diversified Businesses will continue to largely depend on the success of agricultural products, which itself depends to some extent on weather and other variable conditions around the world. Agricultural Products is positioned to serve growing market needs with a broad array of products which are becoming increasingly widely accepted. Other businesses in this segment continue with plans to increase market share and improve productivity while paying attention to holding the line on cost increases. The pricing environment continues to be more favorable and pricing increases are expected to be a positive factor in results for 1995.

__    Financial Information

30    Management's Discussion and Analysis

37    Responsibilities for Financial Reporting

38    Report of Independent Accountants

      Financial Statements:

39    Consolidated Income Statement

40    Consolidated Balance Sheet

41    Consolidated Statement of Stockholders' Equity

42    Consolidated Statement of Cash Flows

43    Notes to Financial Statements

64    Supplemental Petroleum Data

71    Quarterly Financial Data

72    Consolidated Geographic Data

73    Five-Year Financial Review

                     Management's Discussion and Analysis

This review and discussion of financial performance should be read in conjunction with the letter to stockholders (pages 1-4),business reviews (pages 16-28) and the consolidated financial statements (pages 39-63).

Analysis of Operations

Sales

Sales in 1994 were $39.3 billion, up 6 percent from 1993. Petroleum segment sales increased 7 percent, while the combined chemicals and specialties segments of Chemicals, Fibers, Polymers and Diversified Businesses were up 6 percent. The chemicals and specialties segments sales increase was 8 percent after adjusting for businesses acquired and divested, reflecting 9 percent higher sales volume, with improvements in every region. Europe was particularly strong, with sales volume up 14 percent, reflecting the economic recovery in that region. Selling prices, while trending upward in 1994, still averaged 1 percent below average 1993 levels. Full-year currency effect on 1994 average prices versus 1993 was negligible.

     Sales in 1993 were $37.1 billion, 2 percent below 1992, reflecting 2 percent reductions for the combined chemicals and specialties segments and for the petroleum segment. Lower sales were principally due to lower prices, largely the result of adverse exchange effects from a stronger dollar, partly offset by higher volume.

Earnings

Net income in 1994 was $2,727 million, or $4.00 per share, compared to $555 million, or $.81 per share, in 1993. Results in 1993 included nonrecurring items--principally for restructuring, write-down of intangible assets, product liability charges, asset sales and benefits from tax law changes--which totaled a net charge of $1.65 per share. For similar nonrecurring items in 1994, the total net charge was $.07 per share. Excluding these charges from both years, 1994 net income was $2,775 million, or $4.07 per share, versus $1,677 million, or $2.46 per share, in 1993, up 65 percent. This increase principally reflects improvements in the chemicals and specialties segments from higher sales volume, lower fixed costs and a slightly lower tax rate. The coal business improved, reflecting a full year of normal operations, as compared to prior year results, which had been adversely affected by United Mine Workers strikes. Petroleum segment earnings were lower, principally reflecting reduced downstream worldwide refined product margins and the adverse impact of refinery downtime, partly offset by better results in upstream operations.

     Net income in 1993 was $555 million, or $.81 per share, compared with a loss of $3,927 million, or $(5.85) per share, in 1992. Excluding tax benefits in 1993, nonrecurring and extraordinary items from both years and one-time charges in 1992 for the adoption of new accounting standards, 1993 earnings were $1,677 million, or $2.46 per share, 25 percent higher than the $1,341 million, or $1.98 per share, earned in 1992. The improvement principally resulted from higher petroleum segment earnings from lower costs and increased production outside the United States, partly offset by lower coal results, which were impaired by strikes.

Taxes ($ in millions)
- --------------------------------------------------------------------------------
                                          1994           1993          1992
                                         ---------------------------------------
Income tax expense                       $1,655          $392          $836
Effective income tax rate (EITR)           37.8%         40.9%         46.2%

================================================================================

Over the last three years, the company's EITR exceeded the U.S. statutory rate of 35 percent in 1994 and 1993 and 34 percent in 1992, principally because of the higher tax rates associated with petroleum production operations outside the United States. The 1994 EITR decreased about 3 percentage points from the prior year, reflecting a lower EITR for the chemicals and specialties segments and a lower proportion of higher-taxed petroleum earnings to total company earnings. The decrease in the 1993 EITR versus 1992 reflected a lower effective tax rate in Petroleum operations and a $265 million tax benefit, principally arising from U.K. Petroleum Revenue Tax law revisions, partly offset by an increased proportion of higher-taxed petroleum earnings.

    The company paid total taxes of $7.5 billion in 1994, compared to $6.4 billion in 1993 and $6.6 billion in 1992. 1994 total tax payments were higher than 1993, reflecting higher taxes on income and higher gas and oil excise taxes. Tax payments in 1993 were less than 1992, reflecting lower income taxes.

                     Management's Discussion and Analysis

Restructuring

In 1993, restructuring was aimed at improving competitiveness in global markets and focus on the customer. This included plans to eliminate approximately 10,900 positions worldwide and to reduce large internal business sectors in favor of smaller, more responsive, strategic business units. The 1993 pretax charge to earnings for these business restructuring activities was $1.6 billion. At year-end 1994, restructuring reserve balances are about $300 million, approximately two-thirds of which will be paid during 1995. As this program is concluded, these future cash payments are not expected to have a material impact on the company's liquidity. Additional details on these restructuring charges are set forth in Note 6 to the financial statements.

     It is estimated that 1994 operating results included about $450 million in pretax savings related to restructuring activities that have been completed. Evaluation of the need for additional restructuring is ongoing and is made in conjunction with corporate strategies to build and maintain globally competitive businesses. However, requisite across-the-board downsizing is believed to be complete, and no additional restructuring costs of the magnitude experienced in recent years are anticipated.

Cash Flows and Financial Condition

During the past three years, cash provided by operations was the primary source of funding for the company's capital investment programs and dividends. Cash flow in excess of these needs was used to reduce borrowings.

Cash Provided by Operations

Cash provided by operations totaled $5.7 billion in 1994, about $300 million more than in 1993. In substance, the increase was the result of higher net income partly offset by higher cash payments for restructuring. As shown on the Consolidated Statement of Cash Flows, net income in 1994, adjusted for noncash charges and credits, was up $1.3 billion over that of 1993. Noncash charges in 1993 included asset write-downs and write-offs as part of that year's restructuring program. In 1993, the net change in operating assets and liabilities resulted in an inflow of more than $900 million, reflecting higher current liabilities, principally due to restructuring charges and reduced inventories and accounts receivable. Cash provided by operations in 1993 totaled $5.4 billion, up $1.0 billion from 1992, reflecting higher net income, excluding restructuring charges, and lower working capital.

Capital Expenditures

Capital expenditures of $3.1 billion in 1994, including investments in affiliates, were 15 percent below the prior year's level. Capital expenditures of $3.7 billion in 1993 were 19 percent lower than in 1992. Lower capital expenditures in recent years result from a more focused and rigorous approach to spending capital, combined with the implementation of engineering and design practices that have significantly improved capital productivity.

     In the Petroleum segment, capital expenditures were $1.6 billion, essentially equal to the 1993 level. The most significant Petroleum expenditures in 1994 were for the continued development of the Heidrun field in Norway and the Belida field in Indonesia, the acquisition of an additional interest in the Britannia field in the United Kingdom and for an improvement at the Billings refinery to comply with the U.S. Clean Air Act.

     For other segments, capital spending in 1994 continued to concentrate on strengthening and growing strategic businesses outside the United States. This included projects for "Adi-Pure" adipic acid and "Zytel" engineering polymers in Singapore, THF/"Terathane" polyether glycol in Spain and "Tyvek" spun-bonded products in Luxembourg. In the United States, significant expenditures were also made for commercialization of CFC alternatives and for modernization of "Dacron" polyester and "Tyvek" spunbonded products facilities. Improvement projects mainly concentrated on enhancing the efficiency and yields of existing refineries and manufacturing facilities.

     Capital expenditures are expected to increase to $3.6 billion in 1995, to take advantage of growth opportunities.

                     Management's Discussion and Analysis

Proceeds From Sales of Assets

Proceeds from sales of assets were $432 million in 1994, versus $1.2 billion in 1993 and $179 million in 1992. In 1994, $212 million came from the sale of petroleum properties, none individually significant, and the balance principally from sales of the "Sclair," Petroleum Additives and "Selar" businesses. Principal proceeds in 1993 were $270 million from connector systems, $280 million from acrylics and $300 million from the sale of the Remington Arms Company.

Dividends

Dividends per share of common stock in 1994 were $1.82, versus $1.76 in 1993 and $1.74 in 1992. The regular quarterly dividend was increased from $.44 per share to $.47 per share in the third quarter of 1994. The common stock dividend payout in relation to cash provided by operations was 22 percent in 1994 and 1993, as compared to 27 percent in 1992.

Borrowings

Borrowings at year-end 1994 were $7.6 billion, as compared to $9.3 billion and $10.9 billion in 1993 and 1992, respectively. Improved cash flow during 1994, principally due to higher cash flow provided by operations and lower capital expenditures, was used to reduce borrowings by $1.7 billion. As a result, the debt ratio* at year-end 1994 was 37 percent, versus 45 percent in 1993.

Working Capital Investment

Working capital investment (excluding cash and cash equivalents, marketable securities, short-term borrowings and capital lease obligations) increased about $700 million in 1994, principally due to accounts receivable and inventory increases related to the exchange effect of a weaker dollar and a decrease in other accrued liabilities resulting from cash payments for "Benlate" DF 50 fungicide settlements and restructuring. These increases in investment were partially offset by higher accounts payable and a decrease in deferred tax asset balances as tax benefits were realized during the year. In 1993, working capital investment decreased $1.1 billion, reflecting lower inventories and accounts receivable and higher current liabilities, which increased principally due to the 1993 restructuring charge.

    The ratio of current assets to current liabilities, including cash and cash equivalents, marketable securties, short-term borrowings and capital lease obligations, at year-end 1994 was 1.5:1, as compared to 1.2:1 in 1993 and 1992.

Financial Instruments

Derivatives and Other Hedging Instruments

The company enters into contractual arrangements (derivatives) in the ordinary course of business to hedge its exposure to foreign currency, interest rate and commodity price risks. The counterparties to these contractual arrangements are major financial institutions. The company is exposed to credit loss in the event of nonperformance by these counterparties. The company manages this exposure to credit loss through credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance. Procedures are in place to regularly monitor and report to management the market and counterparty credit risks associated with these instruments.

Foreign Currency

The company routinely uses forward exchange contracts to hedge its net exposures, by currency, related to the foreign currency-denominated monetary assets and liabilities of its operations. The primary business objective of this hedging program is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.
- -------------------------
*Total short- and long-term borrowings and capital lease obligations divided by the sum of these amounts plus stockholders' equity and minority interests in consolidated subsidiaries.

                     Management's Discussion and Analysis

     In addition, from time to time, the company will enter into forward exchange contracts to establish with certainty the U.S. dollar amount of future firm commitments denominated in a foreign currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis taking into consideration the amount and duration of the exposure, market volatility and economic trends. Forward exchange contracts are also used to manage near-term foreign currency cash requirements and to place foreign currency deposits and marketable securities investments into currencies offering favorable returns.

Interest Rates

The company uses a combination of financial instruments, including interest rate swaps, interest and principal currency swaps and structured medium-term financings, as part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

     Interest rate swaps involve the exchange of fixed for floating rate interest payments to effectively convert fixed rate debt into floating rate debt based on LIBOR or commercial paper rates. Interest rate swaps also involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. Interest rate swaps allow the company to maintain a target range of floating rate debt.

     Under interest and principal currency swaps, the company receives predetermined foreign currency-denominated payments corresponding, both as to timing and amount, to the fixed or floating interest rate and fixed principal amounts to be paid by the company under concurrently issued foreign currency-denominated bonds. In return, the company pays U.S. dollar interest and a fixed U.S. dollar principal amount to the counterparty, thereby effectively converting the foreign currency-denominated bonds into U.S. dollar-denominated obligations for both interest and principal. Interest and principal currency swaps allow the company to be fully hedged against fluctuations in currency exchange rates and foreign interest rates and to achieve U.S. dollar fixed or floating interest rate payments below the market interest rate, at the date of issuance, for borrowings of comparable maturity.

     Structured medium-term financings consist of a structured medium-term note and a concurrently executed structured medium-term swap that, for any and all calculations of the note's interest and/or principal payments over the term of the note, provides a fully hedged transaction such that the note is effectively converted to a U.S. dollar-denominated fixed or floating interest rate payment. Structured medium-term swaps allow the company to be fully hedged against fluctuations in exchange rates and interest rates and to achieve U.S. dollar fixed or floating interest rate payments below the market interest rate, at the date of issuance, for borrowings of comparable maturity.

Commodity Hedges and Trading

The company enters into exchange-traded and over-the-counter commodity futures contracts to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases.

     Commodity trading in petroleum futures contracts is a natural extension of cash market trading and is used to physically acquire about 15 percent of North America refining crude supply requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of reducing exposure to the price risk inherent in the petroleum business. Typically, trading is conducted to manage price risk around near-term (30-60 days) supply requirements. Occasionally, as market views and conditions allow, longer-term positions will be taken to manage price risk for the company's equity production (crude and natural gas) or net supply requirements. The company's use of futures contracts reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while limiting, somewhat, the benefits of favorable short-term price movements.

                     Management's Discussion and Analysis


     From time to time, on a limited basis, the company also purchases and sells petroleum-based futures contracts for trading purposes. After-tax gain/loss from such trading has not been material.

     Additional details on these and other financial instruments are set forth in Note 27 to the financial statements.

Environmental Matters

The company operates about 150 manufacturing facilities, five petroleum refineries, 20 natural gas processing plants and numerous product-handling and distribution facilities around the world, all of which are significantly affected by a broad array of laws and regulations relating to the protection of the environment. It is the company's policy to comply fully with or to exceed all legal requirements worldwide. In addition, since some risk to the environment is associated with the company's operations, as it is with other companies engaged in similar businesses, voluntary programs are in place to minimize that risk. These programs are designed to reduce air emissions, curtail the generation of hazardous waste, decrease the volume of wastewater discharges and improve the energy efficiency of operations. The cost of complying with increasingly complex environmental laws and regulations, as well as the company's own internal programs, is significant, and will continue to be so for the foreseeable future, but is not expected to have a material impact on the company's competitive or financial position. The enactment of broader or more stringent environmental laws or regulations in the future, however, could lead to an upward reassessment of the potential environmental costs provided below.

     New waste treatment facilities and pollution control and other equipment are routinely installed to satisfy both legal requirements and the company's waste elimination and pollution prevention goals. About $400 million was spent for capital projects related to environmental requirements and company goals in 1994. The company currently estimates expenditures for environmental-related capital projects will total about the same in 1995. The company anticipates significant capital expenditures may be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the 1990 Amendments to the Clean Air Act (CAA). For example, environmental capital costs in 1993 and 1994 related to the CAA Amendments included expenditures in the Petroleum segment to meet federal requirements for reformulated gasoline/clean fuels, and additional environmental capital expenditures are anticipated for plant air emission controls, primarily in the Chemicals and Petroleum segments. Although considerable uncertainty will remain with regard to future estimates of capital expenditures until all new CAA regulatory requirements are known, related capital costs over the next two years are currently estimated to total approximately $20 million.

     Estimated pretax environmental expenses charged to current operations totaled about $950 million in 1994, as compared to $1 billion in 1993 and $900 million in 1992. These expenses included the remediation accruals discussed below, operating, maintenance and depreciation costs for solid waste, air and water pollution control facilities and costs incurred in conducting environmental research activities. The largest of these expenses resulted from the operation of water pollution control facilities and solid waste management facilities, each of which accounted for about $200 million. About 75 percent of total annual expenses resulted from the operations of the company's Chemicals, Fibers, Polymers and Diversified Businesses segments in the United States, primarily the Chemicals and Polymers segments. Expenses are expected to increase over the next several years as a result of additional operating costs associated with new pollution prevention and control equipment.

Remediation Accruals

The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund) and the Resource Conservation and Recovery Act (RCRA) both require that the company undertake certain remediation activities at sites where the company conducts or once conducted operations or

                     Management's Discussion and Analysis

at sites where company-generated waste was disposed. DuPont accrues for those remediation activities when it is probable that a liability has been incurred and reasonable estimates can be made. Accrued liabilities are exclusive of claims against third parties and are not discounted. During 1994 the company accrued $185 million for environmental remediation activities, compared to $183 million and $160 million in 1993 and 1992, respectively. At December 31, 1994, the company's balance sheet included an accrued liability of $616 million as compared to $522 million and $465 million at year-end 1993 and 1992, respectively. Approximately 75 percent of the company's environmental accrual is attributable to RCRA and similar remediation liabilities and 25 percent to CERCLA liabilities. Expenditures for such previously accrued remediation activities were $91 million in 1994, $126 million in 1993 and $121 million in 1992.

     The company's assessment of the potential impact of these two principal remediation statutes is subject to considerable uncertainty due to the complex, ongoing and evolving process of generating estimates of remediation costs. The various stages of remediation include initial broad-based analysis of a site, on-site investigation, feasibility studies to select from among various remediation methods, approval by applicable authorities and, finally, the actual implementation of the remediation plan. Remediation activities occur over a relatively long period of time and vary in cost substantially from site to site depending on the mix of unique site characteristics, the development of new remediation technologies and the evolving regulatory framework. The company's assessment of those costs is a continuous process which takes into account the factors affecting each specific site. DuPont Environmental Remediation Services, a wholly owned subsidiary, provides technical capability to address the company's remediation needs in a cost-effective manner, while protecting human health and the environment.

     RCRA, as amended in 1984, provides for extensive regulation of the treatment, storage and disposal of hazardous waste. The regulations currently provide that companies seeking to periodically renew RCRA permits, or close facilities with permits, must, as a condition of renewal or closure, undertake certain corrective measures to remediate contamination caused by prior operations. The RCRA corrective action program affects the company differently than the CERCLA program in that the cost of RCRA corrective action activities is typically borne solely by the company. The company anticipates that significant ongoing expenditures for RCRA corrective actions may be required over the next two decades. Annual expenditures for the near term are not expected to vary significantly from the range of such expenditures over the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly, perhaps between $50 million and $300 million in any one year. The company's expenditures associated with RCRA and similar remediation activities were approximately $70 million in 1994, $90 million in 1993 and $103 million in 1992.

     The company from time to time receives requests for information or notices of potential liability from the Environmental Protection Agency (EPA) and state environmental agencies, alleging that the company is a "potentially responsible party" (PRP) under CERCLA or equivalent state legislation. In addition, the company has on occasion been made a party to cost recovery litigation by those agencies. These requests, notices and lawsuits assert potential liability for remediation costs of various waste treatment or disposal sites that are not company owned but allegedly contain wastes attributable to the company from past operations. As of December 31, 1994, the company was aware of potential liability under CERCLA or state laws at about 310 sites around the United States. The CERCLA or state remediation process is actively under way at one stage or another at about 145 of those sites. In addition, the company has resolved its liability at 48 sites, either by completing necessary remedial actions with other PRPs or by participating in "de minimis buyouts" with other PRPs whose waste, like the company's, only represented a small fraction of the total waste present at a site.

                     Management's Discussion and Analysis

The company's expenditures associated with CERCLA or state remediation activities were approximately $21 million in 1994, $36 million in 1993 and $18 million in 1992. Over the next decade the company may incur significant costs under CERCLA. Considerable uncertainty exists with respect to these costs, and under the most adverse circumstances potential liability may exceed amounts accrued as of December 31, 1994. The company's share of the remediation cost at these sites in many instances cannot be precisely estimated due to the large number of PRPs involved, the scarcity of reliable data pertaining to many of these sites, uncertainty as to how the laws and regulations may be applied to these sites and the multiple choices and costs associated with diverse technologies that may be used in remediation. For most sites, the company's potential liability will be significantly less than the total site remediation costs because the percentage of material attributable to the company versus that attributable to other PRPs is relatively low. There are a few sites where the company is a major participant, but neither the cost to the company of remediation at those sites, nor at all CERCLA sites in the aggregate, is expected to have a material impact on the competitive or financial position of the company. The process of estimating CERCLA remediation costs, the financial viability of other PRPs and the PRPs' respective shares of liability is ongoing. Often these estimates are performed by third parties and, thus far, have not been subject to material uncertainty or dispute. Moreover, other PRPs at sites where the company is a party typically have the financial strength to meet their obligations and, where they do not, or where certain PRPs cannot be located, the company's own share of liability has not materially increased. The company's general experience has been that, in most cases, its share of estimated costs at any given site has trended downward as this process has matured.

     Although future remediation expenditures in excess of current reserves could be significant, the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the cost and timing of expenditures. The company is actively pursuing claims against insurers with respect to RCRA and CERCLA liabilities. Potential recoveries in this litigation have not been offset against the accruals discussed above.

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

     The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal accounting controls at December 31, 1994 meets the objectives noted above.

     The financial statements have been audited by the company's independent accountants, Price Waterhouse LLP. The purpose of their audit is to independently affirm the fairness of management's reporting of financial position, results of operations and cash flows. To express the opinion set forth in their report, they study and evaluate the internal accounting controls to the extent they deem necessary. Their report is shown on page 38. The adequacy of the company's internal accounting controls and the accounting principles employed in financial reporting are under the general oversight of the Audit Committee of the Board of Directors. This Committee also has responsibility for employing the independent accountants, subject to stockholder ratification. No member of this Committee may be an officer or employee of the company or any subsidiary or affiliated company. The independent accountants and the internal auditors have direct access to the Audit Committee, and they meet with the Committee from time to time, with and without management present, to discuss accounting, auditing and financial reporting matters.


/s/ Edgar S. Woolard, Jr.
Edgar S. Woolard, Jr.
Chairman of the Board
and Chief Executive Officer


/s/ Charles L. Henry
Charles L. Henry
Senior Vice President
DuPont Finance
and Chief Financial Officer

February 16, 1995

                       Report of Independent Accountants


To the Stockholders and the Board of Directors of E. I. du Pont de Nemours and Company

In our opinion, the consolidated financial statements appearing on pages 39-63 of this Annual Report present fairly, in all material respects, the financial position of E. I. du Pont de Nemours and Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the company changed its method of accounting for postretirement benefits other than pensions and for income taxes in 1992.


/s/ Price Waterhouse LLP
Price Waterhouse LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
February 16, 1995

                             Financial Statements

      E. I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Income Statement
(Dollars in millions, except per share)
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                  1994     1993       1992
Sales*                                                                                          $39,333   $37,098    $37,799
Other Income (Note 2)                                                                               926       743        553
                                                                                                -----------------------------
    Total                                                                                        40,259    37,841     38,352
                                                                                                -----------------------------
Cost of Goods Sold and Other Operating Charges (Notes 3 and 12)                                  21,977    21,624     22,046
Selling, General and Administrative Expenses                                                      2,888     3,081      3,553
Depreciation, Depletion and Amortization                                                          2,976     2,833      2,655
Exploration Expenses, Including Dry Hole Costs and Impairment of Unproved Properties                357       361        416
Research and Development Expense                                                                  1,047     1,132      1,277
Interest and Debt Expense (Note 4)                                                                  559       594        643
Taxes Other Than on Income* (Note 5)                                                              6,215     5,423      5,476
Restructuring (Note 6)                                                                             (142)    1,621        475
Write-Down of Intangible Assets (Note 6)                                                              -       214          -
                                                                                                -----------------------------
    Total                                                                                        35,877    36,883     36,541
                                                                                                -----------------------------
Earnings Before Income Taxes                                                                      4,382       958      1,811
Provision for Income Taxes (Note 7)                                                               1,655       392        836
                                                                                                -----------------------------
Income Before Extraordinary Item and Transition Effect of Accounting Changes                      2,727       566        975
Extraordinary Charge from Early Extinguishment of Debt (Note 8)                                       -       (11)       (69)
Transition Effect of Changes in Accounting Principles (Notes 1, 7 and 25)                             -         -     (4,833)
                                                                                                -----------------------------
Net Income (Loss)                                                                               $ 2,727   $   555    $(3,927)
- -----------------------------------------------------------------------------------------------------------------------------
Earnings Per Share of Common Stock (Note 9)
    Income Before Extraordinary Item and Transition Effect of Accounting Changes                $  4.00   $   .83    $  1.43
    Extraordinary Charge from Early Extinguishment of Debt (Note 8)                                   -      (.02)      (.10)
    Transition Effect of Changes in Accounting Principles (Notes 1, 7 and 25)                         -         -      (7.18)
                                                                                                -----------------------------
    Net Income (Loss)                                                                           $  4.00   $   .81    $ (5.85)
=============================================================================================================================

*Includes petroleum excise taxes of $5,291, $4,477 and $4,508 in 1994, 1993 and
 1992, respectively.
                              See pages 43-63 for Notes to Financial Statements.

                             Financial Statements

      E. I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Balance Sheet
(Dollars in millions, except per share)
- ------------------------------------------------------------------------------------------------------------------------------------

December 31                                                                                                   1994        1993
- ------------------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets
Cash and Cash Equivalents (Note 10)                                                                          $   856     $ 1,109
Marketable Securities (Note 10)                                                                                  253          85
Accounts and Notes Receivable (Note 11)                                                                        5,213       4,894
Inventories (Note 12)                                                                                          3,969       3,818
Prepaid Expenses                                                                                                 259         231
Deferred Income Taxes (Note 7)                                                                                   558         762
                                                                                                             ----------------------
    Total Current Assets                                                                                      11,108      10,899
                                                                                                             ----------------------
Property, Plant and Equipment (Note 13)                                                                       48,838      47,926
Less: Accumulated Depreciation, Depletion and Amortization                                                    27,718      26,503
                                                                                                             ----------------------
                                                                                                              21,120      21,423
                                                                                                             ----------------------
Investment in Affiliates (Note 14)                                                                             1,662       1,607
Other Assets (Notes 7 and 15)                                                                                  3,002       3,124
                                                                                                             ----------------------
Total                                                                                                        $36,892     $37,053
- ------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable (Note 16)                                                                                   $ 2,734     $ 2,444
Short-Term Borrowings and Capital Lease Obligations (Note 17)                                                  1,292       2,796
Income Taxes (Note 7)                                                                                            409         321
Other Accrued Liabilities (Note 18)                                                                            3,130       3,878
                                                                                                             ----------------------
    Total Current Liabilities                                                                                  7,565       9,439
Long-Term Borrowings and Capital Lease Obligations (Notes 19 and 20)                                           6,376       6,531
Other Liabilities (Note 21)                                                                                    8,438       8,200
Deferred Income Taxes (Note 7)                                                                                 1,494       1,466
                                                                                                             ----------------------
    Total Liabilities                                                                                         23,873      25,636
                                                                                                             ----------------------
Minority Interests in Consolidated Subsidiaries                                                                  197         187
                                                                                                             ----------------------
Stockholders' Equity (see page 41)
Preferred Stock                                                                                                  237         237
Common Stock, $.60 par value; 900,000,000 shares authorized;
  issued at December 31: 1994--681,004,944; 1993--677,577,437                                                    408         407
Additional Paid-In Capital                                                                                     4,771       4,660
Reinvested Earnings                                                                                            7,406       5,926
                                                                                                             ----------------------
    Total Stockholders' Equity                                                                                12,822      11,230
                                                                                                             ----------------------
Total                                                                                                        $36,892     $37,053
===================================================================================================================================

                              See pages 43-63 for Notes to Financial Statements.

                             Financial Statements

      E. I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Stockholders' Equity
(Dollars in millions, except per share)
- ---------------------------------------------------------------------------------------------------------------------
                                                                                           1994      1993      1992
                                                                                         ----------------------------
Preferred Stock, without par value--cumulative;
 23,000,000 shares authorized; issued at December 31:
    $4.50 Series--1,672,594 shares (callable at $120)                                    $    167  $    167  $   167
    $3.50 Series--700,000 shares (callable at $102)                                            70        70       70
                                                                                         ----------------------------
                                                                                              237       237      237
                                                                                         ----------------------------
Common Stock (Notes 22 and 23), $.60 par value;
 900,000,000 shares authorized; issued at December 31:
    1994--681,004,944; 1993--677,577,437; 1992--675,008,236                                   408       407      405
Additional Paid-In Capital (Notes 22 and 23)                                             ----------------------------
Balance at Beginning of Year                                                                4,660     4,551    4,418
Common Stock Issued in Connection with Compensation Plans                                     111       109      133
                                                                                         ----------------------------
Balance at End of Year                                                                      4,771     4,660    4,551
                                                                                         ----------------------------
Reinvested Earnings
Balance at Beginning of Year                                                                5,926     6,572   11,681
Net Income (Loss)                                                                           2,727       555   (3,927)
                                                                                         ----------------------------
                                                                                            8,653     7,127    7,754
                                                                                         ----------------------------
Preferred Dividends                                                                          (10)      (10)      (10)
Common Dividends (1994--$1.82; 1993--$1.76; 1992--$1.74)                                  (1,237)   (1,191)   (1,172)
                                                                                         ----------------------------
    Total Dividends                                                                       (1,247)   (1,201)   (1,182)
                                                                                         ----------------------------
Balance at End of Year                                                                      7,406     5,926    6,572
                                                                                         ----------------------------
Total Stockholders' Equity                                                               $ 12,822  $ 11,230  $11,765
=====================================================================================================================

                              See pages 43-63 for Notes to Financial Statements.

                             Financial Statements

      E. I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Cash Flows
(Dollars in millions)
- ---------------------------------------------------------------------------------------------------------------------
                                                                                         1994      1993      1992
                                                                                         ----------------------------
Cash and Cash Equivalents at Beginning of Year                                           $ 1,109   $ 1,640   $   468
                                                                                         ----------------------------
Cash Provided by Operations
Net Income (Loss)                                                                          2,727       555    (3,927)
Adjustments to Reconcile Net Income to Cash Provided by Operations:
    Extraordinary Charge from Early Extinguishment of Debt (Note 8)                            -        11        69
    Transition Effect of Accounting Changes (Notes 1, 7 and 25)                                -         -     4,833
    Depreciation, Depletion and Amortization                                               2,976     2,833     2,655
    Dry Hole Costs and Impairment of Unproved Properties                                     152       201       185
    Other Noncash Charges and Credits--Net                                                  (140)      843      (174)
    Decrease in Operating Assets:
      Accounts and Notes Receivable                                                           30       103       104
      Inventories and Other Operating Assets                                                  19       664       219
    Increase (Decrease) in Operating Liabilities:
      Accounts Payable and Other Operating Liabilities                                      (432)      686       907
      Accrued Interest and Income Taxes (Notes 4 and 7)                                      332      (516)     (483)
                                                                                         ----------------------------
        Cash Provided by Operations                                                        5,664     5,380     4,388
                                                                                         ----------------------------
Investment Activities (Note 24)
Purchases of Property, Plant and Equipment                                                (3,050)   (3,621)   (4,448)
Investments in Affiliates                                                                    (90)      (70)     (127)
Payments for Businesses Acquired                                                              (5)     (409)        -
Proceeds from Sales of Assets                                                                432     1,160       179
Investments in Short-Term Financial Instruments--Net                                        (379)      (85)      (70)
Miscellaneous--Net                                                                           (41)      (53)      (87)
                                                                                         ----------------------------
        Cash Used for Investment Activities                                               (3,133)   (3,078)   (4,553)
                                                                                         ----------------------------
Financing Activities
Dividends Paid to Stockholders                                                            (1,247)   (1,201)   (1,182)
Net Increase (Decrease) in Short-Term Borrowings                                            (517)   (2,024)    2,310
Long-Term and Other Borrowings:
    Receipts                                                                                 824     1,806     2,976
    Payments                                                                              (2,032)   (1,392)   (2,711)
Common Stock Issued in Connection with Compensation Plans                                     94        67        86
                                                                                         ----------------------------
        Cash Provided by (Used for) Financing Activities                                  (2,878)   (2,744)    1,479
                                                                                         ----------------------------
Effect of Exchange Rate Changes on Cash                                                       94       (89)     (142)
                                                                                         ----------------------------
Cash and Cash Equivalents at End of Year                                                 $   856   $ 1,109   $ 1,640
                                                                                         ----------------------------
Increase (Decrease) in Cash and Cash Equivalents                                         $  (253)  $  (531)  $ 1,172
=====================================================================================================================

                              See pages 43-63 for Notes to Financial Statements.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


1. Summary of Significant Accounting Policies

DuPont observes the generally accepted accounting principles described below. These, together with the other notes that follow, are an integral part of the consolidated financial statements.

Accounting Changes

In 1992, DuPont adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes." The company recorded charges to net income of $3,788 ($5.63 per share) and $1,045 ($1.55 per share), respectively, as of January 1, 1992 for the effects of transition to these two new standards. See also Notes 7 and 25.

Basis of Consolidation

The accounts of wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Investments in affiliates owned 20 percent or more and corporate joint ventures are accounted for under the equity method. Investments in noncorporate joint ventures of petroleum operations are consolidated on a pro rata basis. Other securities and investments, excluding marketable securities, are generally carried at cost.

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

Property, Plant and Equipment

Property, plant and equipment (PP&E) is carried at cost and, except for petroleum, PP&E is generally classified in depreciable groups and depreciated under the sum-of-the-years' digits method and other substantially similar methods. Depreciation rates range from 4 percent to 12 percent per annum on direct manufacturing facilities and from 2 percent to 10 percent per annum on other facilities; in some instances appropriately higher or lower rates are used. Generally, for PP&E acquired prior to 1991, the gross carrying value of assets surrendered, retired, sold or otherwise disposed of is charged to accumulated depreciation and any salvage or other recovery therefrom is credited to accumulated depreciation. For disposals of PP&E acquired after 1990, the gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals.

     Beginning in 1995, nonpetroleum PP&E placed in service will be depreciated using the straight-line method. This change in accounting principle is being made to reflect management's belief that the productivity of such PP&E will not appreciably diminish in the early years of its useful life, and it will not be subject to significant additional maintenance in the later years of its useful life. In these circumstances, straight-line depreciation is preferable in that it provides a better matching of costs with revenues. Additionally, the change to the straight-line method will conform to predominant industry practice. Although the effect of this change on net income will be impacted by the level of future capital spending, the change is not expected to have a material effect on 1995 results.

     Petroleum PP&E, other than "Oil and Gas Properties" described below, is depreciated on the straight-line method at various rates calculated to extinguish carrying values over estimated useful lives. When petroleum PP&E is surrendered, retired, sold or otherwise disposed of, the nature of the assets involved determines if a gain or loss is recognized, or the gross carrying value is charged to accumulated depreciation, depletion and amortization and any salvage or other recovery therefrom is credited to accumulated depreciation, depletion and amortization.

     Maintenance and repairs are charged to operations; replacements and betterments are capitalized.

Oil and Gas Properties

The company's exploration and production activities are accounted for under the successful-efforts method. Costs of acquiring unproved properties are capitalized, and impairment of those properties, which are individually insignificant, is provided for by amortizing the cost thereof based on past experience and the estimated holding period. Geological, geophysical and delay rental costs are expensed as incurred. Costs of exploratory dry holes are expensed as the wells are determined to be dry. Costs of productive properties, production and support equipment and development costs are capitalized and amortized on a unit-of-production basis.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


Intangible Assets

Identifiable intangible assets such as purchased patents and trademarks are amortized on a straight-line basis over their estimated useful lives. Goodwill is amortized over periods up to 40 years on the straight-line method. The company continually evaluates the reasonableness of its amortization for intangibles. In addition, if it becomes probable that expected future undiscounted cash flows associated with intangible assets are less than their carrying value, the assets are written down to their fair value.

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

Income Taxes

The provision for income taxes has been determined using the asset and liability approach to accounting for income taxes. Under that approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

     Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except in cases in which earnings of foreign subsidiaries are deemed to be permanently invested. Investment tax credits or grants are accounted for in the period earned (the flow-through method).

Foreign Currency Translation

The company has determined that the U.S. dollar is the "functional currency" of its worldwide operations. Foreign currency asset and liability amounts are translated into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant and equipment, which are translated at historical rates. Income and expenses are translated at average exchange rates in effect during the year, except for expenses related to balance sheet amounts that are translated at historical exchange rates. The company routinely uses forward exchange contracts to hedge its net exposures, by currency, related to the foreign currency-denominated monetary assets and liabilities of its operations. Exchange gains and losses, net of their related tax effects, are included in income in the period in which they occur.

     In addition, the company from time to time enters into forward exchange contracts and similar agreements to effectively convert firm foreign currency commitments to U.S. dollar-denominated transactions. Gains and losses on these specific commitment hedges are deferred and included in the measurement of the related foreign currency transactions.

     In the Consolidated Statement of Cash Flows, the company reports the cash flows resulting from its hedging activities in the same category as the related item that is being hedged.

Interest Rate Swap Agreements

The company enters into interest rate swap agreements as part of its program to manage the fixed and floating interest rate mix of its total debt portfolio and related overall cost of borrowing. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements.

Commodity Hedges and Trading

The company enters into commodity futures contracts to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases. Gains and losses on these hedge contracts are deferred and included in the measurement of the related transaction. From time to time, on a limited basis, the company also purchases and sells petroleum-based futures contracts for trading purposes. Changes in the market values of these trading contracts are reflected in income in the period the change occurs.

Reclassifications

Certain reclassifications of prior years' data have been made to conform to 1994 classifications.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


2. Other Income

- --------------------------------------------------------------------------
                                                 1994      1993      1992
                                                 -------------------------
Royalty income                                   $ 95      $111      $118
Interest income, net of miscellaneous
  interest expense                                111       160       178
Equity in earnings of affiliates
  (see Note 14)                                   361       121       216
Sales of assets                                    92       198        40
Miscellaneous income and
  expenses--net                                   267       153         1
                                                 -------------------------
                                                 $926      $743      $553
==========================================================================

3. Fungicide Recall and Claims Provision

During 1991, the company initiated a stop-sale and recall of "Benlate" DF 50 fungicide. The company accrued $175, $200 and $212 in 1994, 1993 and 1992, respectively, for estimated costs in excess of insurance coverage. The related liability included in the Consolidated Balance Sheet is not reduced by the amounts of any expected insurance recoveries. Adverse changes in estimates for such costs could result in additional future charges.

4. Interest and Debt Expense

- --------------------------------------------------------------------------
                                                 1994      1993      1992
                                                 -------------------------
Interest and debt cost incurred                  $703      $825      $860
Less: Interest and debt cost capitalized          143       194       194
  Foreign currency adjustments*                     1        37        23
                                                 -------------------------
                                                 $559      $594      $643
==========================================================================

* Represents exchange gains associated with local currency borrowings in hyperinflationary economies. These amounts effectively offset the related inflationary interest expense arising from currency devaluations.

Interest paid (net of amounts capitalized) was $598 in 1994, $614 in 1993 and $611 in 1992.

5. Taxes Other Than on Income

- ---------------------------------------------------------------------------
                                                  1994      1993     1992
                                                 --------------------------
Petroleum excise taxes
(also included in Sales):
  U.S.                                           $1,049    $  803    $  709
  Non-U.S.                                        4,242     3,674     3,799
Payroll taxes                                       424       443       459
Property taxes                                      202       201       201
Import duties                                       159       151       146
Production and other taxes                          139       151       162
                                                 --------------------------
                                                 $6,215    $5,423    $5,476
================================================================================

6. Restructuring Charges and Write-Down of Intangible Assets

Restructuring charges are directly related to management decisions to reduce worldwide employment levels and realign worldwide production and support facilities in order to improve productivity and competitiveness. Charges principally reflect employee separation costs, costs of shutting down certain facilities and contract cancellation costs.

     In the third quarter of 1993, the company recorded a restructuring charge of $1,621. The principal component of this charge related to employee separation costs of $665. This charge was for the involuntary and voluntary termination of approximately 10,900 employees, and was based on plans that identified the number of employees to be terminated, their functions and their businesses. Substantially all of this charge was for estimated termination payments and enhanced benefit costs for terminated employees. As of December 31, 1994, almost 9,000 employees have been terminated under this program and about $420 has been settled and charged against the related $665 liability. In addition, during the fourth quarter 1994, the restructuring reserve balance was reduced by $45 principally to reflect lower estimates for employee separation costs and a reduction of about 500 in the number of employees to be terminated. As a result, about $200 remains as a liability in the company's Consolidated Balance Sheet at December 31, 1994. This $200 balance includes certain termination payments for former employees that extend beyond December 31, 1994 under the terms of various separation

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


agreements, in addition to the liability for employees yet to be terminated. All restructuring plans have been announced, and most of the remaining 1,400 employee terminations will be in Europe. The majority of these employees will be terminated during 1995, and the program will be completed in 1997 concurrent with the last plant closing.

     The remaining portion of the restructuring charge, $956, is related to asset write-downs and facility shutdowns, principally:

a) The decision to discontinue the manufacture of silver halide films in New Jersey and to consolidate manufacturing at existing facilities in Germany and North Carolina. A charge of $330 was recorded to fully reserve discontinued facilities and to cover other costs directly associated with manufacturing and product line rationalizations of the printing and publishing business;

b) Write-downs of operating assets to be sold, specifically, certain North American petroleum-producing properties. The petroleum properties were written down by $233 to their estimated net realizable value, generally based on their respective estimated selling prices;

c) The write-down of a polymers plant in Texas by $102 to its estimated net realizable value. This charge covered the net book value of the facilities and estimated dismantlement costs less estimated salvage proceeds since it was uncertain at that time whether an appropriate buyer could be identified. This plant was subsequently sold as discussed below;

d) Charges of $108 related to restructuring by an equity affiliate, write-off of chlorofluorocarbon (CFC) manufacturing facilities in South America, and contract cancellations; and

e) A write-off of $70 associated with rationalization of certain fibers facilities in the United States, Europe and South America.

This portion of the restructuring, after 1994 adjustments described below, is expected to be essentially completed in 1995. The related reserve balances at year-end 1994 were about $100.

     In the fourth quarter 1992, the company recorded charges of $475 for termination incentives and payments, as well as certain other charges, related to business restructuring. During 1994, an additional $25 charge was recorded to reflect higher-than-projected employee termination costs. This restructuring is complete.

Adjustments of 1993 Restructuring Charges

1994 earnings included a $167 benefit associated with several adjustments of restructuring provisions established in September 1993. Revisions related to asset write-downs and facility shutdowns totaled $122 and reflected higher-than-anticipated proceeds from the disposal of a portion of a plant previously written down, continuation of CFC operations in South America, at the request of local government, to allow for an orderly transition to alternative products, and further refinement of certain of the other items reflected in the 1993 restructuring charge. In addition, an adjustment of $45 was made to reflect lower estimates for employee separation costs.

Write-Down of Intangible Assets

A charge of $214 was recorded in the third quarter 1993 for the write-down of intangible assets (technology and goodwill) associated with a series of acquisitions made by the printing and publishing business in 1989. Such action was taken when it became probable that undiscounted future cash flows would not be adequate to support carrying values. (See Note 1, "Intangible Assets.")

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


7. Provision for Income Taxes

Effective January 1, 1992, the company adopted SFAS No. 109, "Accounting for Income Taxes." On adoption, the company recorded an increase in deferred tax liabilities at January 1, 1992 and a charge to income of $1,045, principally to provide deferred taxes for purchase business combinations consummated prior to 1992 for which it was not practicable to adjust all remaining assets and liabilities to pretax amounts. Total income taxes paid worldwide were $1,344 in 1994, $896 in 1993 and $1,213 in 1992.

                                                  1994     1993       1992
- --------------------------------------------------------------------------------
Current tax expense:
  U.S. federal                                   $  337   $  321     $    34
  U.S. state and local                               47       21           5
  Non-U.S.                                        1,023      758         857
                                                 -------------------------------
      Total                                       1,407    1,100         896
                                                 -------------------------------
Deferred tax expense:
  U.S. federal                                      497     (486)       (319)
  U.S. state and local                              (55)     (53)        (35)
  Non-U.S.                                         (136)    (198)        133
                                                 -------------------------------
      Total                                         306     (737)       (221)
                                                 -------------------------------
Other/1/                                            (58)      29         161
                                                 -------------------------------
Provision for Income Taxes (Excluding
  Extraordinary Item and Transition
  Effect of Accounting Change)                    1,655      392         836
Extraordinary Item                                    -       (7)        (39)
Transition Effect of Change in
  Accounting for Postretirement
  Benefits Other Than Pensions                        -        -      (2,130)
Stockholders' Equity/2/                             (26)     (20)        (11)
                                                 -------------------------------
Total Provision                                  $1,629   $  365     $(1,344)
================================================================================

1 Represents exchange (gains)/losses associated with the company's hedged non-
  U.S. tax liabilities. These amounts offset the tax effect arising from related hedging activities. The 1992 amount also includes $97 representing exchange gains on unhedged non-U.S. deferred tax liabilities established in conjunction with the adoption of SFAS No. 109. Excluding this item, exchange gains and losses, net of their related tax effects, were not material in the periods presented.
2 Represents tax benefit of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.

    Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. The tax effects of temporary differences and tax loss/tax credit carryforwards included in the deferred income tax provision (excluding extraordinary item and transition effect of accounting change) are as follows:

- ---------------------------------------------------------------------------
                                                  1994      1993      1992
                                                 --------------------------
Depreciation                                     $ 144     $(105)    $ 232
Accrued employee benefits                          (19)      (69)      (69)
Other accrued expenses                             185      (346)      (67)
Intangible drilling costs                          (48)      (68)       10
Inventory                                          (87)      109       (53)
Unrealized exchange gains/(losses)                 103       (22)     (125)
Investment in subsidiaries and affiliates           (7)       (4)        -
Other temporary differences                         33        30       (55)
Tax loss/tax credit carryforwards                   90         4      (103)
Valuation allowance change--net                     17         8         9
Tax rate changes                                     -      (274)        -
Tax status changes                                (105)        -         -
                                                 --------------------------
                                                 $ 306     $(737)    $(221)
===========================================================================

     The significant components of deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

- ----------------------------------------------------------------------------
                                             1994                1993
- ----------------------------------------------------------------------------
Deferred Tax                           Asset   Liability   Asset   Liability
- ----------------------------------------------------------------------------
Depreciation                           $    -    $2,940    $    -    $2,808
Accrued employee benefits               2,873       630     2,875       651
Other accrued expenses                    782         4       963         -
Intangible drilling costs                   -       289         -       337
Inventory                                 174       310       107       330
Unrealized exchange gains                   -        19        85         -
Tax loss/tax credit carryforwards         395         -       590         -
Investment in subsidiaries
  and affiliates                           37       125        34       130
Other                                     331       835       352       878
                                       -------------------------------------
Total                                   4,592    $5,152     5,006    $5,134
                                                 =======             =======
Less: Valuation allowance                (357)               (445)
                                       -------             -------
Net                                    $4,235              $4,561
============================================================================

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


  Current deferred tax liabilities (included in the Consolidated Balance
Sheet caption "Income Taxes") were $63 and $67 at December 31, 1994 and 1993, respectively. In addition, deferred tax assets of $82 and $198 were included in Other Assets at December 31, 1994 and 1993, respectively (see Note 15).

  An analysis of the company's effective income tax rate (excluding extraordinary item and transition effect of accounting changes) follows:

- --------------------------------------------------------------------------------
                                                 1994      1993      1992
                                                 -------------------------------
Statutory U.S. federal income tax rate           35.0%     35.0%     34.0%
Higher effective tax rate on non-U.S.
  operations (principally Petroleum)              9.9      51.9      20.5
Lower effective tax rate on operations
  within U.S. possessions                        (1.1)     (5.6)     (2.4)
Alternative fuels credit                         (2.1)     (6.9)     (2.0)
Tax rate changes                                    -     (28.6)/1/     -
Tax status changes                               (2.4)/2/     -         -
Other--net                                       (1.5)     (4.9)     (3.9)
                                                 -------------------------------
Effective income tax rate                        37.8%     40.9%     46.2%
================================================================================

1 Reflects a net tax benefit of $265, arising principally from U.K. Petroleum
  Revenue Tax law revisions.
2 Reflects a tax valuation allowance benefit of $105 related to a change in tax status resulting from a transfer of properties among certain North Sea affiliates.

  Earnings before income taxes shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or non-U.S. does not correspond to the earnings set forth below.

- --------------------------------------------------------------------------------
                                       1994              1993              1992
                                     -------------------------------------------
U.S. (including exports)             $2,651            $ (167)           $  136
Other regions                         1,731             1,125             1,675
                                     -------------------------------------------
                                     $4,382            $  958            $1,811
================================================================================

  At December 31, 1994, unremitted earnings of non-U.S. subsidiaries totaling $4,333 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

  Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1994, the tax effect of such carryforwards approximated $395. Of this amount, $176 has no expiration date, $20 expires in 1995, $139 expires after 1995 but before 2001 and $60 expires between 2001 and 2010.

8.  Extraordinary Charge from Early Extinguishment of Debt

In 1993, there was a charge of $11, net of a tax benefit of $7, for the redemption of $285 of outstanding debentures. In 1992, outstanding debt of $603 was redeemed with a resulting charge of $69, net of a tax benefit of $39. Charges principally represent call premium and unamortized discount, respectively.

9.  Earnings Per Share of Common Stock

Earnings per share are calculated on the basis of the following average number of common shares outstanding: 1994--679,999,916; 1993--676,622,115; and 1992--
673,454,935.

10. Cash and Cash Equivalents and Marketable Securities

Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value because of the short maturity of these instruments. Cash and cash equivalents are used in part to support a portion of the company's commercial paper program.

  Marketable securities represent investments in fixed and variable rate financial instruments classified as available-for-sale securities and reported at fair value.

11. Accounts and Notes Receivable

- --------------------------------------------------------------------------------
December 31                                              1994               1993
- --------------------------------------------------------------------------------
Trade--net of allowances of $86
 in 1994 and $97 in 1993                               $4,244             $4,020
Miscellaneous                                             969                874
                                                       -------------------------
                                                       $5,213             $4,894
================================================================================

Accounts and notes receivable are carried at amounts which approximate fair value.

  See Note 30 for a description of business segment markets and associated concentrations of credit risk.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


12. Inventories

- --------------------------------------------------------------------------------
December 31                                            1994                 1993
- --------------------------------------------------------------------------------
Chemicals                                            $  237               $  250
Fibers                                                  677                  571
Polymers                                                617                  550
Petroleum                                             1,365                1,367
Diversified Businesses                                1,073                1,080
                                                     ---------------------------
                                                     $3,969               $3,818
================================================================================

The excess of replacement or current cost over stated value of inventories for which cost has been determined under the LIFO method approximated $819 and $766 at December 31, 1994 and 1993, respectively. In the aggregate, the market value of the company's vertically integrated petroleum and petroleum-based chemical products exceeds cost. Inventories valued at LIFO comprised 88 percent and 87 percent of consolidated inventories before LIFO adjustment at December 31, 1994 and 1993, respectively.

    The liquidation of LIFO inventory quantities carried in the aggregate at lower costs prevailing in prior years increased 1993 net income by about $50 ($.07 per share).

13. Property, Plant and Equipment

- --------------------------------------------------------------------------------
December 31                                             1994                1993
- --------------------------------------------------------------------------------
Chemicals                                            $ 5,086             $ 4,984
Fibers                                                10,574              10,280
Polymers                                               7,827               7,742
Petroleum                                             17,999              17,698
Diversified Businesses                                 5,377               5,265
Corporate                                              1,975               1,957
                                                     ---------------------------
                                                     $48,838             $47,926
================================================================================

Property, plant and equipment includes gross assets acquired under capital leases of $148 and $72 at December 31, 1994 and 1993, respectively; related amounts included in accumulated depreciation, depletion and amortization were $88 and $57 at December 31, 1994 and 1993, respectively.

14. Summarized Financial Information for Affiliated Companies

Summarized combined financial information for affiliated companies for which DuPont uses the equity method of accounting (see Note 1, "Basis of Consolidation") is shown below on a 100 percent basis. The most significant of these affiliates are CONSOL Energy Inc. and The DuPont Merck Pharmaceutical Company; DuPont has a 50 percent equity ownership in each of these companies. Dividends received from equity affiliates were $326 in 1994, $243 in 1993 and $124 in 1992.

- -------------------------------------------------------------------------------
                                                    Year Ended December 31
                                             ----------------------------------
Results of operations                          1994          1993          1992
- -------------------------------------------------------------------------------
Sales*                                       $9,161        $8,030        $8,173
Earnings before income taxes                    947           446           771
Net Income                                      732           252           568
DuPont's equity in earnings of affiliates
 (see Note 2)                                   361           121           216
===============================================================================

* Includes sales to DuPont of $828 in 1994, $752 in 1993 and $803 in 1992.

- --------------------------------------------------------------------------------
                                                             December 31
                                                  ------------------------------
Financial position                                   1994                   1993
- --------------------------------------------------------------------------------
Current assets                                    $ 3,254                $ 2,703
Noncurrent assets                                   8,147                  6,813
                                                  ------------------------------
  Total assets                                    $11,401                $ 9,516
                                                  ------------------------------
Short-term borrowings*                            $   648                $   475
Other current liabilities                           2,065                  1,820
Long-term borrowings*                               2,590                  2,220
Other long-term liabilities                         2,934                  2,847
                                                  ------------------------------
  Total liabilities                               $ 8,237                $ 7,362
                                                  ------------------------------
DuPont's investment in affiliates
 (includes advances)                              $ 1,662                $ 1,607
- --------------------------------------------------------------------------------

* DuPont's pro rata interest in total borrowings was $1,220 in 1994 and $985 in 1993, of which $599 in 1994 and $388 in 1993 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 28.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


15. Other Assets

- --------------------------------------------------------------------------------
December 31                                            1994                 1993
- --------------------------------------------------------------------------------
Prepaid pension cost (see Note 26)                   $1,502               $1,384
Intangible assets                                       225                  278
Other securities and investments                        508                  474
Deferred income taxes (see Note 7)                       82                  198
Miscellaneous                                           685                  790
                                                     ---------------------------
                                                     $3,002               $3,124
================================================================================

Other securities and investments includes $351 and $391 at December 31, 1994 and 1993, respectively, representing marketable securities classified as available for sale and reported at fair value. The remainder represents numerous small investments in securities for which there are no quoted market prices and for which it is not practicable to determine fair value. Such securities are reported at cost.

16. Accounts Payable

- --------------------------------------------------------------------------------
December 31                                        1994                     1993
- --------------------------------------------------------------------------------
Trade                                            $1,847                   $1,675
Payables to banks                                   321                      264
Compensation awards                                 222                       94
Other                                               344                      411
                                                 -------------------------------
                                                 $2,734                   $2,444
================================================================================

Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts approximate fair value because of the short maturity of these obligations.

17. Short-Term Borrowings and Capital Lease Obligations

- --------------------------------------------------------------------------------
December 31                                                1994             1993
- --------------------------------------------------------------------------------
Commercial paper/1/                                      $  450           $  325
Bank borrowings:
  U.S. dollars                                               --               25
  Other currencies/2/                                       264              395
Master notes                                                 --              495
Medium-term notes payable within one year                   519              853
Long-term borrowings payable within one year/3/              --              636
Industrial development bonds
 payable on demand                                           51               50
Capital lease obligations                                     8               17
                                                         -----------------------
                                                         $1,292           $2,796
================================================================================

1 An interest rate swap effectively converted $50 of these floating rate borrowings to a fixed rate obligation at December 31, 1994 and 1993, as part of the program to manage the fixed and floating interest rate mix of total borrowings. The interest rate was 8.3 percent and the remaining maturity was
   1.2 years at December 31, 1994.
2 1993 includes 1,173 million Norwegian krone borrowing ($158 at the December 31, 1993 exchange rate) with an average interest rate of 5.9 percent.
3 1993 includes notes denominated as 125 billion Italian lire with a 12.375 percent Italian lira fixed interest rate. Concurrent with the issuance of these notes, the company entered into interest and principal currency swaps that effectively established a $100 fixed principal amount with a 7.45 percent U.S. dollar fixed interest rate.

The estimated fair value of the company's short-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $1,300 and $2,900 at December 31, 1994 and 1993, respectively.

   Unused short-term bank credit lines were approximately $1,360 and $2,100 at December 31, 1994 and 1993, respectively. These lines support short-term industrial development bonds, a portion of the company's commercial paper program and other borrowings.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


18. Other Accrued Liabilities

- --------------------------------------------------------------------------------
December 31                                               1994              1993
- --------------------------------------------------------------------------------
Payroll and other employee benefits                     $  725            $  694
Taxes other than on income                                 422               380
Postretirement benefits other than pensions
 (see Note 25)                                             333               343
Restructuring charges                                      219               810
Miscellaneous                                            1,431             1,651
                                                        ------------------------
                                                        $3,130            $3,878
================================================================================

19. Long-Term Borrowings and Capital Lease Obligations

- --------------------------------------------------------------------------------
December 31                                                1994             1993
- --------------------------------------------------------------------------------
U.S. dollar:
  Industrial development bonds due 2001-2024             $  295           $  234
  Medium-term notes due 1995-2005/1/                        592              837
  8.50% notes due 1996                                      251              252
  8.45% notes due 1996                                      300              300
  8.65% notes due 1997                                      300              300
  8.50% notes due 1998                                      302              302
  7.50% notes due 1999                                      303              304
  9.15% notes due 2000/2/                                   306              307
  6.00% debentures due 2001 ($660 face value,
   13.95% yield to maturity)                                430              411
  6.75% notes due 2002/3/                                   299              299
  8.00% notes due 2002                                      253              254
  8.50% notes due 2003/2/                                   300              300
  8.13% notes due 2004                                      331              349
  8.25% notes due 2006                                      282              299
  8.25% debentures due 2022                                 372              399
  7.95% debentures due 2023/3/                              299              299
  7.50% debentures due 2033/3/                              247              247
6.25% Swiss franc notes due 2000/4/                         103              103
Other loans (various currencies)
 due 1995-2005/5/                                           725              701
Capital lease obligations                                    86               34
                                                         -----------------------
                                                         $6,376           $6,531
================================================================================

1 Average interest rates at December 31, 1994 and 1993 were 7.5 percent and 6.8 percent, respectively.
2 The company entered into an interest rate swaption agreement for each of these notes as part of the program to manage the fixed and floating interest rate mix of total borrowings. Each agreement gives the swaption counterparty the one-time option to put the company into an interest rate swap with a notional amount of $300, whereby the company would, over the remaining term of the notes, receive fixed rate payments essentially equivalent to the fixed interest rate of the underlying notes, and pay the counterparty a floating rate of interest essentially equivalent to the rate the company pays on its commercial paper. If exercised, the swaptions would effectively convert the notes to a floating rate obligation over the remaining maturity of the notes. The premium received from the counterparties for these swaptions is being amortized to income, using the effective interest method, over the remaining maturity of the notes. The fair value and carrying value of these swaptions at December 31, 1994 and 1993 were not material.
3 Interest rate swaps effectively converted $775 of these notes and debentures to a floating rate obligation as part of the program to manage the fixed and floating interest rate mix of total borrowings. The remaining average maturity of these swaps was 2.2 years at December 31, 1994.
4 Represents notes denominated as 150 million Swiss francs with a 6.25 percent
  Swiss franc fixed interest rate. Concurrent with the issuance of these notes, the company entered into an interest and principal currency swap that effectively established a $103 fixed principal amount with a 6.9 percent U.S. dollar fixed interest rate.
5 Includes notes denominated as 160 million Australian dollars with a 16.5 percent Australian dollar fixed interest rate issued by the company's majority-owned Canadian subsidiary, which were effectively converted to a Canadian dollar borrowing with an implicit 12.43 percent Canadian dollar fixed interest rate. Also includes a loan of 190 million pounds sterling ($296 and $292 at the respective 1994 and 1993 year-end exchange rates) with a floating money market-based interest rate.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


    Average interest rates on industrial development bonds and on other loans (various currencies) were 6.1 percent and 7.3 percent at December 31, 1994, and
6.0 percent and 7.4 percent at December 31, 1993.

    Maturities of long-term borrowings, together with sinking fund requirements in each of the four years after December 31, 1995, are as follows:

               1996--$908              1998--$407
               1997--$798              1999--$443

    The estimated fair value of the company's long-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities was $6,600 and $7,500 at December 31, 1994 and 1993, respectively.

20. Leases

The company uses various leased facilities and equipment in its operations. The company's future minimum lease payments under operating and capital leases, together with the present value of the net minimum capital lease payments at December 31, 1994, are as follows:

- --------------------------------------------------------------------------------
                                                   Capital             Operating
                                                    Leases              Leases*
                                                   -----------------------------
Minimum lease payments for
 years ending December 31:
  1995                                              $   20             $  290
  1996                                                  16                224
  1997                                                  11                182
  1998                                                  11                156
  1999                                                  11                124
  Remainder                                            104                673
                                                    -------------------------
                                                       173             $1,649
                                                                       ------
  Less: Estimated executory costs                        7
                                                    ------
Net minimum lease payments                             166
  Less: Imputed interest                                72
                                                    ------
Present value of net minimum lease payments             94
  Due in 1995                                            8
                                                    ------
  Due after 1995                                    $   86
================================================================================

* Minimum lease payments have not been reduced by minimum sublease rentals due in the future under noncancelable subleases related to operating leases in the amount of $102.

    Rental expense under operating leases was $355 in 1994, $429 in 1993 and $453 in 1992.

21. Other Liabilities

- --------------------------------------------------------------------------------
December 31                                                  1994           1993
- --------------------------------------------------------------------------------
Accrued postretirement benefits cost (see Note 25)         $6,058         $5,998
Reserves for employee-related costs                           937            989
Miscellaneous                                               1,443          1,213
                                                           ---------------------
                                                           $8,438         $8,200
================================================================================

22. Stockholders' Equity

Shares of new common stock issued in connection with employee compensation and benefit plans were 3,427,507 in 1994, 2,569,201 in 1993 and 3,766,099 in 1992.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


23. Compensation Plans

In 1990, the Board of Directors approved the adoption of a worldwide Corporate Sharing Program. Under the program, in February 1991, essentially all employees each received a one-time grant of options to acquire 100 shares of DuPont common stock at the fair market value ($38.25 per share) at date of grant. Common shares subject to option under this Plan are as follows:

- --------------------------------------------------------------------------------
                                          1994           1993            1992
                                      ------------------------------------------
Outstanding at January 1               8,916,709      10,525,892      12,693,600
Options:
  Exercised                            2,199,142       1,534,403       1,960,028
  Terminated                              43,215          74,780         207,680
Outstanding at December 31             6,674,352       8,916,709      10,525,892
================================================================================

    In January 1995, the Board of Directors approved the worldwide 1995 Corporate Sharing Program and awarded to essentially all employees a one-time grant of options to acquire 100 shares of DuPont common stock at the fair market value ($57 per share) on the date of grant.

    Awards for 1994 under the DuPont Stock Performance Plan (granted to key employees in 1995) consisted of 3,133,091 options to acquire DuPont common stock at fair market value of $55.50 per share. Payment of the purchase price must be made in cash or in DuPont common stock (at fair market value on the date of exercise). Common shares subject to option under this Plan are as follows:

- --------------------------------------------------------------------------------
                                         1994            1993            1992
                                      ------------------------------------------
Outstanding at January 1              14,553,921      13,594,606      13,822,375
Options granted                        2,324,720       2,160,360       2,425,130
  Average price                           $52.50          $46.01          $49.21
Options exercised                      1,954,064       1,092,473       2,456,592
  Average price                           $32.46          $27.77          $26.78
Options expired or terminated            229,677         108,572         196,307
At December 31:
  Participants                             1,318           1,226           1,188
  Options outstanding                 14,694,900      14,553,921      13,594,606
    Average price                         $40.83          $37.62          $35.47
  Options exercisable                 12,384,780      12,418,711      11,202,016
  Shares available for option         27,527,631      26,215,426      25,092,886
================================================================================

    At December 31, 1994, there were 559,463 stock appreciation rights (SARs) outstanding, at an average option price of $32.51 per share. SARs may be exercised only in tandem with the exercise of an accompanying stock option. As each SAR is exercised, one additional stock option is cancelled. Expiration dates for outstanding options and SARs ranged from February 17, 1995 to September 20, 2004.

    Awards under the Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, consideration being given to ability to succeed to more important managerial responsibility. Such awards were $208 for 1994, $87 for 1993 and $87 for 1992. Amounts credited to the Variable Compensation Fund are dependent on company earnings, and are subject to maximum limits as defined by the Plan. The amounts credited to the fund were $220 in 1994, $89 in 1993 and $85 in 1992. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 1,326,922 shares of common stock were awaiting delivery from awards for 1994 and prior years.

24. Investment Activities

Payments for businesses acquired in 1993 include $380 as part of the third quarter acquisition of Imperial Chemical Industries P.L.C.'s worldwide nylon business. In addition to the cash payment, a deferred payment of $93 was reflected in Other Liabilities. Of the total purchase price, $259 and $170 were reflected in property, plant and equipment and inventories, respectively.

    In 1994, there were no individually material items included in Proceeds from Sales of Assets. Proceeds from sales in 1993 principally include $270 from the sale of the connector systems business, $280 from the sale of the acrylics business and $300 from the sale of the Remington Arms Company. Assets sold in connection with these sales amounted to $656, of which $336 was property, plant and equipment with the remainder divided about equally between inventories and other current assets.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


25. Other Postretirement Benefits

The parent company and certain subsidiaries provide medical, dental and life insurance benefits to pensioners and survivors. The associated plans are unfunded, and approved claims are paid from company funds. Under the terms of the benefit plans, the company reserves the right to change, modify or discontinue the plans.

    In 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Medical, dental and life insurance costs for these plans and related disclosures are determined under the provisions of SFAS No. 106. Cash expenditures are not affected by this accounting change. At January 1, 1992, the accumulated postretirement benefit obligation was $5,990, and related accrued liabilities were $68, resulting in a transition charge of $5,922. Other postretirement benefits cost includes the following components:

- --------------------------------------------------------------------------------
                                               Health        Life
                                                Care       Insurance       Total
                                               ---------------------------------
1994
Service cost--benefits allocated
 to current period                             $ 56          $ 17         $ 73
Interest cost on accumulated
 postretirement benefit obligation              288            77          365
Amortization of net gains and
 prior service credit                           (78)            8          (70)
                                               ---------------------------------
Other postretirement benefits cost             $266          $102         $368
                                               =================================
1993
Service cost--benefits allocated
 to current period                             $ 55          $ 12         $ 67
Interest cost on accumulated
 postretirement benefit obligation              305            69          374
Amortization of net gains and
 prior service credit                           (94)           --          (94)
                                               ---------------------------------
Other postretirement benefits cost             $266          $ 81         $347
                                               =================================
1992
Service cost--benefits allocated
 to current period                             $ 82          $ 11         $ 93
Interest cost on accumulated
 postretirement benefit obligation              431            67          498
                                               ---------------------------------
Other postretirement benefits cost             $513          $ 78         $591
================================================================================

    The lower health care costs in 1994 and 1993 versus 1992 were due to changes in the company's health care benefits programs in the United States, which were announced on December 31, 1992. These changes provide for increased cost control through prevention and managed care, and for increased cost sharing by employees and pensioners. The impact of these changes resulted in an unrecognized prior service credit of $1,219 at the beginning of 1993; the accumulated postretirement benefit obligation was reduced by a similar amount.

    The following provides a reconciliation of the accumulated postretirement benefit obligation to the liabilities reflected in the balance sheet at December 31, 1994 and 1993.

- --------------------------------------------------------------------------------
                                               Health        Life
                                                Care       Insurance       Total
                                              ----------------------------------
1994
Accumulated postretirement benefit
 obligation for:
  Current pensioners and survivors            $(2,366)     $  (570)     $(2,936)
  Fully eligible employees                       (139)          --         (139)
  Other employees                                (674)        (319)        (993)
                                              ----------------------------------
                                               (3,179)        (889)      (4,068)
Unrecognized net loss/(gain)                   (1,267)           3       (1,264)
Unrecognized prior service credit              (1,059)          --       (1,059)
                                              ----------------------------------
Accrued postretirement benefits cost          $(5,505)     $  (886)     $(6,391)
                                              ==================================
Amount included in Other
  Accrued Liabilities (see Note 18)                                     $   333
                                                                        ========
Amount included in Other Liabilities
 (see Note 21)                                                          $ 6,058
                                                                        ========
1993
Accumulated postretirement benefit
 obligation for:
  Current pensioners and survivors            $(2,993)     $  (692)     $(3,685)
  Fully eligible employees                       (146)          --         (146)
  Other employees                                (934)        (404)      (1,338)
                                              ----------------------------------
                                               (4,073)      (1,096)      (5,169)
Unrecognized net loss/(gain)                     (285)         252          (33)
Unrecognized prior service credit              (1,139)          --       (1,139)
                                              ----------------------------------
Accrued postretirement benefits cost          $(5,497)     $  (844)     $(6,341)
                                              ==================================
Amount included in Other
  Accrued Liabilities (see Note 18)                                     $   343
                                                                        ========
Amount included in Other Liabilities
 (see Note 21)                                                          $ 5,998
================================================================================

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


  The health care accumulated postretirement benefit obligation was determined at December 31, 1994 using a health care cost escalation rate of 8 percent decreasing to 5 percent over 8 years and at December 31, 1993 using a health care escalation rate of 10 percent decreasing to 5 percent over 10 years. The assumed long-term rate of compensation increase used for life insurance was 5 percent. The discount rate was 9 percent at December 31, 1994 and 7.25 percent at December 31, 1993. A one-percentage-point increase in the health care cost escalation rate would have increased the accumulated postretirement benefit obligation by $251 at December 31, 1994, and the 1994 other postretirement benefit cost would have increased by $44.

26. Pensions

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

  Net pension cost/(credit) for defined benefit plans includes the following components:

- -------------------------------------------------------------------------------------------------------------
                                          1994                        1993                        1992
                                -----------------------------------------------------------------------------
Service cost--benefits
 earned during the period                     $   380                     $   301                     $   283
Interest cost on projected
 benefit obligation                             1,079                       1,038                         980
Return on assets:
  Actual (gain)/loss            $   214                     $(1,880)                    $(1,055)
  Deferred gain/(loss)           (1,540)       (1,326)          617        (1,263)         (164)       (1,219)
                                -------                     -------                     -------
Amortization of net gains
 and prior service cost                           (91)                       (123)                       (127)
                                              -------                     -------                     -------
Net pension cost/(credit)                     $    42                     $   (47)                    $   (83)
=============================================================================================================

  The change in the annual pension cost/(credit) was primarily due to the discount rate used to determine the present value of future benefits and the return on pension trust assets.

  The funded status of these plans was as follows:

- ---------------------------------------------------------------------------------------------------------
December 31                                                    1994                      1993
- ---------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                              $(10,342)                 $(11,681)
                                                         --------                  --------
  Accumulated benefit obligation                         $(10,744)                 $(12,177)
                                                         --------                  --------
  Projected benefit obligation                                        $(12,303)                 $(14,195)
Plan assets at fair value                                               14,223                    15,250
                                                                      --------                  --------
Excess of assets over projected benefit obligation                       1,920                     1,055
Unrecognized net (gains)/1/                                               (877)                      (35)
Unrecognized prior service cost                                            459                       364
                                                                      --------                  --------
Prepaid pension cost/2/                                               $  1,502                  $  1,384
=========================================================================================================

1 Includes the unamortized balance of $(1,339) and $(1,513) at December 31, 1994 and 1993, respectively, of unrecognized net gain at January 1, 1985, the initial application date of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."
2 Excludes the pension liability for unfunded plans of $820 and $744 and the related projected benefit obligation of $1,213 and $1,228 at December 31, 1994 and 1993, respectively.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


    For U.S. plans, the projected benefit obligation was determined using a discount rate of 9 percent at December 31, 1994 and 7.25 percent at December 31, 1993, and an assumed long-term rate of compensation increase of 5 percent. The assumed long-term rate of return on plan assets is 9 percent. Plan assets consist principally of common stocks and U.S. government obligations. For non-U.S. plans, no one of which was material, similar economic assumptions were used.

    The Omnibus Budget Reconciliation Act of 1990 permits employers to transfer some of the excess funds from an overfunded pension trust to pay the company portion of certain postretirement health care benefits. The company transferred $260 during 1993 to a special retiree health care account to be used toward the payment of these benefits. This transfer had no impact on earnings (see Note
25).

27. Derivatives and Other Hedging Instruments

The company enters into contractual arrangements (derivatives) in the ordinary course of business to hedge its exposure to foreign currency, interest rate and commodity price risks. The counterparties to these contractual arrangements are major financial institutions. The company is exposed to credit loss in the event of nonperformance by these counterparties. The company manages this exposure to credit loss through credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance. Procedures are in place to regularly monitor and report to management the market and counterparty credit risks associated with these instruments. The company's accounting policies with respect to these financial instrument transactions are set forth in Note 1.

Foreign Currency

The company routinely uses forward exchange contracts to hedge its net exposures, by currency, related to the foreign currency-denominated monetary assets and liabilities of its operations. The primary business objective of this hedging program is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.

    Principal foreign currency exposures and related hedge positions at December 31, 1994 were as follows:

- -------------------------------------------------------------------------------------
                                                Open Contracts To
                                                   Buy/(Sell)
                          Net Monetary           Foreign Currency              Net
                        Asset/(Liability)    -------------------------      After-Tax
Currency                    Exposure         Pretax          After-Tax       Exposure
- -------------------------------------------------------------------------------------
British Pound               $(1,428)          $2,306           $1,427          $(1)
German Mark                 $  (593)          $  955           $  595          $ 2
Norwegian Krone             $  (564)          $  914           $  567          $ 3
French Franc                $   451           $ (620)          $ (453)         $(2)
Italian Lira                $   205           $ (333)          $ (206)         $(1)
Dutch Guilder               $   273           $ (355)          $ (271)         $ 2
Japanese Yen                $  (205)          $  285           $  204          $(1)
=====================================================================================

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


    In addition, the company from time to time will enter into forward exchange contracts to establish with certainty the U.S. dollar amount of future firm commitments denominated in a foreign currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. At December 31, 1994, no such commitments were hedged. Forward exchange contracts are also used to manage near-term foreign currency cash requirements and to place foreign currency deposits and marketable securities investments into currencies offering favorable returns. Net cash inflow/(outflow) from settlement of forward exchange contracts was $139, $(84) and $146 for the years 1994, 1993 and 1992, respectively.

Interest Rates

The company uses a combination of financial instruments, including interest rate swaps, interest and principal currency swaps and structured medium-term financings, as part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

    Interest rate swaps involve the exchange of fixed for floating rate interest payments that are fully integrated with underlying fixed rate bonds or notes to effectively convert fixed rate debt into floating rate debt based on LIBOR or commercial paper rates. Interest rate swaps also involve the exchange of floating for fixed rate interest payments that are fully integrated with commercial paper or other floating rate borrowings to effectively convert floating rate debt into fixed rate debt. Both types of interest rate swaps are denominated in U.S. dollars. Interest rate swaps allow the company to maintain a target range of floating rate debt. Notional amounts do not represent the amounts exchanged by the counterparties, and thus are not a measure of market or credit exposure to the company. The amounts exchanged by the counterparties are calculated on the basis of the notional amounts and the fixed and floating interest rates.

    The following interest rate swaps were outstanding at December 31, 1994:

- --------------------------------------------------------------------------------
                                                                        Weighted
                                                         Weighted       Average
                                           Notional       Average         Rate
Type of Swap                                Amount       Rate Paid      Received
- --------------------------------------------------------------------------------
Pay Fixed, Receive Floating                  $ 50           8.3%          4.5%
Pay Floating, Receive Fixed                  $775           5.4%          5.8%
================================================================================

    These interest rate swaps mature in 1 to 3 years, with a weighted average maturity of 2.1 years.

    Under interest and principal currency swaps, the company receives predetermined foreign currency-denominated payments corresponding, both as to timing and amount, to the fixed or floating interest rate and fixed principal amount to be paid by the company under concurrently issued foreign currency-denominated bonds. In return, the company pays a U.S. dollar-denominated fixed or floating interest rate and a U.S. dollar-denominated fixed principal amount to the counterparty, thereby effectively converting the foreign currency-denominated bonds into U.S. dollar-denominated obligations for both interest and principal. Interest and principal currency swaps allow the company to be fully hedged against fluctuations in currency exchange rates and foreign interest rates and to achieve U.S. dollar fixed or floating interest rate payments below the market interest rate, at the date of issuance, for borrowings of comparable maturity.

    One interest and principal currency swap was outstanding at December 31, 1994 that effectively converted a 150 million Swiss franc borrowing with a 6.25 percent Swiss franc fixed interest rate and a maturity of 2000 to a U.S. dollar fixed principal amount of $103 with a 6.9 percent U.S. dollar fixed interest rate.

    Structured medium-term financings consist of:

a) A structured medium-term note with interest and/or principal payments (denominated in either U.S. dollars or foreign currencies) determined using a specified calculation incorporating changes in currency exchange rates or other financial indices; and

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


b) A concurrently executed structured medium-term swap that, for any and all calculations of the note's interest and/or principal payments over the term of the note, provides a fully hedged transaction such that the note is effectively converted to a U.S. dollar-denominated fixed or floating interest rate with a U.S. dollar-denominated fixed principal amount. Structured medium-term swaps allow the company to be fully hedged against fluctuations in exchange rates and interest rates and to achieve U.S. dollar fixed or floating interest rate payments below the market interest rate, at the date of issuance, for borrowings of comparable maturity.

    The face amount of these structured medium-term financings outstanding at December 31, 1994 was $522, with a weighted average interest rate of 6.1 percent, and a weighted average maturity of 1.9 years.

    In addition, the company's majority-owned Canadian subsidiary had a structured medium-term financing outstanding at December 31, 1994 that effectively converted a 160 million Australian dollar borrowing, with a 16.5 percent Australian dollar fixed interest rate and a maturity of 1996, to a Canadian dollar borrowing with an implicit 12.43 percent Canadian dollar fixed interest rate.

    It is the company's policy that foreign currency bonds and structured medium-term notes will not be issued unless a hedge of the market risks inherent in such borrowings is executed simultaneously with a management-approved, highly credit-worthy counterparty to provide a fully hedged transaction.

    Interest rate financial instruments did not have a material effect on the company's overall cost of borrowing at December 31, 1994 and 1993.

    See also Notes 17 and 19 for additional descriptions of interest rate financial instruments.

Summary of Outstanding Derivative Financial Instruments

Set forth below is a summary of the notional amounts, estimated fair values and carrying amounts of outstanding financial instruments at December 31, 1994 and 1993.

    Notional amounts represent the face amount of the contractual arrangements and are not a measure of market or credit exposure. Estimated fair values represent a reasonable approximation of amounts the company would have received from/(paid to) a counterparty at December 31 to unwind the positions prior to maturity. Estimated fair value of forward exchange contracts is based on market prices for contracts of comparable time to maturity. Estimated fair value of swaps represents the present value of remaining net cash flows to maturity under swap agreements, discounted using market-implied future interest rates existing at December 31, 1994 and 1993, respectively. At December 31, 1994, the company had no plans to unwind these positions prior to maturity. Carrying amounts represent the receivable/(payable) recorded in the Consolidated Balance Sheet. See also Notes 10, 11, 15, 16, 17 and 19 for fair values and carrying amounts of other financial instruments.

Notional Amount, Estimated Fair Value and Carrying Amount of Outstanding Derivative Financial Instruments

- --------------------------------------------------------------------------------
                                     Notional          Estimated       Carrying
Type of Instrument                     Amount         Fair Value         Amount
- --------------------------------------------------------------------------------
Forward Exchange Contracts
  December 31, 1994                    $7,978             $ 62            $ 73
               1993                     9,181                7              10
Interest Rate Swaps
  December 31, 1994                    $  825             $(47)           $ (1)
               1993                       775               (3)              2
Interest and Principal
Currency Swaps
  December 31, 1994                    $  103             $ 21            $ 11
               1993                       204              (24)            (31)
Structured Medium-Term Swaps
  December 31, 1994                    $  646             $ 23            $ 36
               1993                     1,172               30              38
- --------------------------------------------------------------------------------

Estimated fair values shown above only represent the value of the hedge or swap component of these transactions, and thus are not indicative of the fair value of the company's overall hedged position. The estimated fair value of the company's total debt portfolio, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $7,900 and $10,400 at December 31, 1994 and 1993, respectively. The improvement in fair value of $2,500 in 1994 was primarily due to lower borrowing levels and the change in the interest rate environment. As fully hedged transactions, the estimated fair values of the integrated debt and interest rate financial instruments do not affect income and are not recorded in the financial statements, but rather only represent the amount to unwind the debt and financial instruments at a specific point in time prior to maturity.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


Commodity Hedges and Trading

The company enters into exchange-traded and over-the-counter commodity futures contracts to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases.

    Commodity trading in petroleum futures contracts is a natural extension of cash market trading and is used to physically acquire about 15 percent of North America refining crude supply requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of reducing exposure to the price risk inherent in the petroleum business. Typically, trading is conducted to manage price risk around near-term (30-60 days) supply requirements. Occasionally, as market views and conditions allow, longer-term positions will be taken to manage price risk for the company's equity production (crude and natural gas) or net supply requirements. These positions may not exceed anticipated equity production or net supply requirements for the hedge period. The company's use of futures contracts reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while limiting, somewhat, the benefits of favorable short-term price movements. Open hedge positions and deferred gains/losses for petroleum futures contracts were immaterial at December 31, 1994 and 1993.

    From time to time, on a limited basis, the company also purchases and sells petroleum-based futures contracts for trading purposes. After-tax gain/loss from such trading has not been material.

28. Commitments and Contingent Liabilities

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

    The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 1. At December 31, 1994, such accrual amounted to $616 and, in management's opinion, was appropriate based on existing facts and circumstances. Under the most adverse circumstances, however, this potential liability could be significantly higher. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the consolidated financial position of the company.

    The company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 1994, these indirect guarantees totaled $13. In addition, at December 31, 1994, the company had directly guaranteed $832 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


29. Geographic Information

- ----------------------------------------------------------------------------------------------
                                             United                     Other
                                             States       Europe       Regions    Consolidated
                                             -------------------------------------------------
1994
Sales to Unaffiliated Customers/1/           $20,769      $14,216      $ 4,348      $39,333
Transfers Between Geographic Areas/2/          2,044          673          507            -
                                             -------------------------------------------------
   Total                                     $22,813      $14,889      $ 4,855      $39,333
                                             -------------------------------------------------
After-Tax Operating Income                   $ 1,993      $   874      $   240      $ 3,107
Identifiable Assets at December 31           $16,933      $10,232      $ 3,857      $31,022
                                             -------------------------------------------------
1993
Sales to Unaffiliated Customers/1/           $20,342      $12,639      $ 4,117      $37,098
Transfers Between Geographic Areas/2/          2,260          395          522            -
                                             -------------------------------------------------
   Total                                     $22,602      $13,034      $ 4,639      $37,098
                                             -------------------------------------------------
After-Tax Operating Income                   $   133      $   721      $    63      $   917
Identifiable Assets at December 31           $17,117      $ 9,995      $ 3,812      $30,924
                                             -------------------------------------------------
1992
Sales to Unaffiliated Customers/1/           $20,331      $13,571      $ 3,897      $37,799
Transfers Between Geographic Areas/2/          2,477          298          469            -
                                             -------------------------------------------------
   Total                                     $22,808      $13,869      $ 4,366      $37,799
                                             -------------------------------------------------
After-Tax Operating Income                   $   528      $   624      $    89      $ 1,241
Identifiable Assets at December 31           $19,197      $ 9,667      $ 3,827      $32,691
- ----------------------------------------------------------------------------------------------

1 Sales outside the United States of products manufactured in and exported from the United States totaled $3,625 in 1994, $3,500 in 1993 and $3,509 in 1992.
2 Products are transferred between geographic areas on a basis intended to reflect as nearly as practicable the "market value" of the products.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


30. Industry Segment Information

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

- --------------------------------------------------------------------------------------------------------------------------
                                                                                                Diversified
                                              Chemicals      Fibers     Polymers     Petroleum   Businesses  Consolidated
                                              ----------------------------------------------------------------------------
1994
Sales to Unaffiliated Customers/1/             $ 3,760      $ 6,767      $ 6,318      $16,815/2/   $ 5,673      $39,333
Transfers Between Segments                         208           44          181          388           36            -
                                              ----------------------------------------------------------------------------
  Total                                        $ 3,968      $ 6,811      $ 6,499      $17,203      $ 5,709      $39,333
                                              ----------------------------------------------------------------------------
Operating Profit                               $   536      $ 1,083      $ 1,084      $ 1,141      $   595      $ 4,439
Provision for Income Taxes                        (208)        (412)        (423)        (486)        (191)      (1,720)
Equity in Earnings of Affiliates                    58           30           56           25          219          388
                                              ----------------------------------------------------------------------------
After-Tax Operating Income/3/                  $   386      $   701      $   717      $   680      $   623      $ 3,107/4/
                                              ----------------------------------------------------------------------------
Identifiable Assets at December 31             $ 2,880      $ 6,020      $ 5,160      $11,961      $ 5,001      $31,022/5/
                                              ----------------------------------------------------------------------------
Depreciation, Depletion and Amortization       $   412      $   512      $   403      $ 1,191      $   434      $ 3,106/6/

Capital Expenditures                           $   298      $   541      $   310      $ 1,576      $   283      $ 3,151/7/
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------
                                                                                                Diversified
                                              Chemicals      Fibers     Polymers     Petroleum   Businesses  Consolidated
                                              ----------------------------------------------------------------------------
1993
Sales to Unaffiliated Customers/1/             $ 3,546      $ 6,188      $ 5,869      $15,771/2/   $ 5,724      $37,098
Transfers Between Segments                         475           14           23          428            1            -
                                              ----------------------------------------------------------------------------
  Total                                        $ 4,021      $ 6,202      $ 5,892      $16,199      $ 5,725      $37,098
                                              ----------------------------------------------------------------------------
Operating Profit                               $   237      $   258      $   255      $ 1,195      $  (495)     $ 1,450
Provision for Income Taxes                         (99)        (144)        (108)        (428)         162         (617)
Equity in Earnings of Affiliates                    28           55           30           45          (74)          84
                                              ----------------------------------------------------------------------------
After-Tax Operating Income/8/,/9/,/10/         $   166      $   169      $   177      $   812/11/  $  (407)/12/ $   917/4/
                                              ----------------------------------------------------------------------------
Identifiable Assets at December 31             $ 2,960      $ 5,771      $ 5,226      $11,938      $ 5,029      $30,924/5/
                                              ----------------------------------------------------------------------------
Depreciation, Depletion and Amortization       $   303      $   658      $   527      $ 1,379      $   460      $ 3,451/6/

Capital Expenditures                           $   294      $   751      $   428      $ 1,659      $   329      $ 3,655/7/
- --------------------------------------------------------------------------------------------------------------------------

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


- --------------------------------------------------------------------------------------------------------------------------
                                                                                                Diversified
                                              Chemicals      Fibers     Polymers     Petroleum   Businesses  Consolidated
                                              ----------------------------------------------------------------------------
1992
Sales to Unaffiliated Customers/1/             $ 3,617      $ 6,074      $ 5,856      $16,065/2/   $ 6,187      $37,799
Transfers Between Segments                         187            6           51          414            5            -
                                              ----------------------------------------------------------------------------
  Total                                        $ 3,804      $ 6,080      $ 5,907      $16,479      $ 6,192      $37,799
                                              ----------------------------------------------------------------------------
Operating Profit                               $   324      $   591      $   471      $ 1,008      $  (182)     $ 2,212
Provision for Income Taxes                        (128)        (246)        (185)        (707)         101       (1,165)
Equity in Earnings of Affiliates                    30           64           32           36           32          194
                                              ----------------------------------------------------------------------------
After-Tax Operating Income/13/                 $   226      $   409      $   318      $   337      $   (49)/14/ $ 1,241/4/
                                              ----------------------------------------------------------------------------
Identifiable Assets at December 31             $ 3,201      $ 5,738      $ 5,412      $12,307      $ 6,033      $32,691/5/
                                              ----------------------------------------------------------------------------
Depreciation, Depletion and Amortization       $   317      $   592      $   409      $ 1,006      $   410      $ 2,839/6/

Capital Expenditures                           $   366      $   856      $   642      $ 1,781      $   558      $ 4,397/7/
- --------------------------------------------------------------------------------------------------------------------------

1 Sales of refined petroleum products of $12,853 in 1994, $12,403 in 1993 and
  $12,681 in 1992 exceeded 10 percent of consolidated sales.
2 Excludes crude oil and refined product exchanges and trading transactions totaling $2,254 in 1994, $3,808 in 1993 and $3,881 in 1992.
3 Includes the following (charges)/benefits/a/:

- --------------------------------------------------------------------------------
Chemicals/b/                                                               $ (5)
Fibers                                                                       25
Polymers                                                                     11
Petroleum/c/                                                                (26)
Diversified Businesses/d/                                                   (53)
                                                                           ----
                                                                           $(48)
- --------------------------------------------------------------------------------

  a Reflects a net benefit of $112 from adjustments in estimates associated with the third quarter 1993 restructuring charge of which $88 relates to adjustments for other than employee separation costs. The $112 is reflected in Chemicals $22; Fibers $25; Polymers $11; and Diversified Businesses $54.
  b Includes a charge of $27 associated with the discontinuation of certain products, asset sales and write-downs.
  c Includes a charge of $58 for employee separation costs, a loss of $95 from the write-down of certain North Sea oil properties to be sold and a benefit of $127 principally related to a favorable change in tax status resulting from a transfer of properties among certain North Sea affiliates.
  d Includes charges of $110 associated with the "Benlate" DF 50 fungicide recall and $27 for the write-down of assets and discontinuation of certain products, and a benefit of $30 from an adjustment of prior-year tax provisions.

4 The following reconciles After-Tax Operating Income to Net Income:

- --------------------------------------------------------------------------------
                                              1994          1993          1992
                                             -----------------------------------
After-Tax Operating Income                   $3,107        $  917        $1,241
Interest and Other Corporate
Expenses Net of Tax/a/                         (380)         (351)         (266)
                                             -----------------------------------
Net Income/b/                                $2,727        $  566        $  975
- --------------------------------------------------------------------------------

  a Includes interest and debt expense and other corporate expenses such as exchange gains and losses (including the company's share of equity affiliates' exchange gains and losses), minority interests in earnings of consolidated subsidiaries and amortization of capitalized interest. The year 1992 includes an exchange gain of $97 related to unhedged non-U.S. deferred tax liabilities, which were established on the adoption of SFAS No. 109.
  b Before extraordinary item and transition effect of accounting changes. See the Consolidated Income Statement on page 39.

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


5 The following reconciles Identifiable Assets to Total Assets:

- --------------------------------------------------------------------------------
                                            1994           1993           1992
                                           -------------------------------------
Identifiable Assets at December 31         $31,022        $30,924        $32,691
Investment in Affiliates                     1,662          1,607          1,746
Corporate Assets                             4,208          4,522          4,433
                                           -------------------------------------
Total Assets at December 31                $36,892        $37,053        $38,870
- --------------------------------------------------------------------------------

6 Includes depreciation on research and development facilities, impairment of unproved properties and depreciation reflected in 1993 and 1992 restructuring charges.
7 Excludes investments in affiliates.
8 Includes the following third-quarter charges for asset write-downs, employee separation costs, facility shutdowns and other restructuring costs (see Note
  6):

- --------------------------------------------------------------------------------
Chemicals/a/                                                              $  112
Fibers/b/                                                                    266
Polymers/c/                                                                  148
Petroleum/d/                                                                 172
Diversified Businesses/e/                                                    413
                                                                          ------
                                                                          $1,111
- --------------------------------------------------------------------------------

   a Includes $59 for asset write-downs and facility shutdowns for the fluorochemicals and specialty chemicals businesses.
   b Includes $46 for facility shutdowns and asset write-downs, primarily for the nylon business.
   c Includes $64 for shutdown of a portion of a polymers plant in LaPorte,
     Texas.
   d Includes $147 for asset write-downs, primarily for certain North American petroleum-producing properties sold in the fourth quarter.
   e Includes $264 for asset write-downs, principally facilities for the printing and publishing business.
9 Includes a net benefit of $265 resulting from tax law changes. The Petroleum segment reflects $230, primarily due to a reduction in deferred U.K. petroleum revenue taxes, and $35 is reflected in the remaining segments (Chemicals $6; Fibers $10; Polymers $10; and Diversified Businesses $9).
10 Includes a net charge of $92 related to certain product liability claims and litigation costs ($144, of which $126 is associated with the "Benlate" DF 50 fungicide recall) and a loss on the sale of a polyethylene business ($17), partly offset by a gain from the sale of the Remington Arms Company ($69). The foregoing amounts are reflected in the Chemicals ($10), Polymers ($25) and Diversified Businesses ($57) segments.
11 Includes a $21 loss from sale of petroleum-producing properties and a $32 gain from exchange of several proved and unproved North Sea petroleum properties for an interest in a Norwegian offshore pipeline and cash; since these are not "similar productive assets" as defined under Accounting Principles Board Opinion No. 29, a gain was recognized on the exchange.
12 Includes a charge of $184 for the write-down of intangible assets (technology and goodwill) associated with the printing and publishing business.
13 Includes the following fourth-quarter charges for termination incentives and payments, as well as other charges, related to business restructurings (see
   Note 6):

- --------------------------------------------------------------------------------
Chemicals/a/                                                                $ 51
Fibers/b/                                                                     69
Polymers                                                                      22
Petroleum/c/                                                                  96
Diversified Businesses/d/                                                     91
                                                                            ----
                                                                            $329
- --------------------------------------------------------------------------------

   a Includes $38 charge for project and facility shutdowns.
   b Includes $38 charge principally for shutdown of fire-damaged facilities. c Includes $17 charge for shutdown of refinery facilities.
   d Includes $42 charge principally for withdrawal from certain printing and publishing business lines.
14 Includes charge of $134 associated with "Benlate" DF 50 fungicide recall.

   See segment discussions on pages 16-28 for a description of each industry segment. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products.

                          Supplemental Petroleum Data

                             (Dollars in millions)


Oil and Gas Producing Activities

The disclosures on pages 64-70 are presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69. Accordingly, volumes of reserves and production exclude royalty interests of others, and royalty payments are reflected as reductions in revenues.

    In January 1989, the U.S. Treasury Department was authorized by the President to modify the sanctions levied against Libya in 1986. In June 1989, Conoco was granted a license by the Treasury Department to resume its activities in Libya, and commenced negotiations with the Libyan government's national oil company. Although negotiations are continuing, Conoco has not resumed its participation in Libyan operations. Accordingly, disclosures for 1994 continue to exclude petroleum reserve data applicable to the company's petroleum assets in Libya.

Results of Operations for Oil and Gas Producing Activities

- -----------------------------------------------------------------------------------------------------------------------------------
                                           Total Worldwide                   United States                        Europe
                                    -----------------------------    -----------------------------    -----------------------------
                                      1994       1993       1992       1994       1993       1992       1994       1993       1992
                                    -----------------------------------------------------------------------------------------------
Consolidated Companies
Revenues:
  Sales to unaffiliated customers   $ 2,196    $ 2,177    $ 1,990    $   552    $   538    $   535    $ 1,015    $ 1,000    $   874
  Transfers to other
  company operations                    733        930      1,003        401        558        583        332        372        407
Exploration, including
 dry hole costs                        (323)      (329)      (347)      (130)      (107)       (82)      (110)      (109)      (165)

Production                             (786)      (868)    (1,039)      (327)      (424)      (492)      (377)      (363)      (473)

Depreciation, depletion,
 amortization and
 valuation provisions                  (957)    (1,140)      (786)      (334)      (591)/2/   (433)      (533)/3/   (468)      (296)

Other/4/                                 67        (20)       (55)        38        (17)        (8)        25          9        (28)

Income taxes                           (463)      (281)      (626)         7         84          2       (122)/5/    (16)/6/   (219)

                                    -----------------------------------------------------------------------------------------------
Total consolidated
 companies                              467        469        140        207         41        105        230        425        100
                                    -----------------------------------------------------------------------------------------------
Equity Affiliates
Results of operations
 of equity affiliates                   (16)       (13)       (13)         1         (1)        (1)       (17)       (12)       (12)

                                    -----------------------------------------------------------------------------------------------
Total                               $   451    $   456    $   127    $   208    $    40    $   104    $   213    $   413    $    88
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------
                                            Other Regions/1/
                                    -----------------------------
                                       1994       1993       1992
                                    -----------------------------
Consolidated Companies
Revenues:
  Sales to unaffiliated customers   $   629    $   639    $   581
  Transfers to other
  company operations                      -          -         13
Exploration, including
 dry hole costs                         (83)      (113)      (100)
Production                              (82)       (81)       (74)
Depreciation, depletion,
 amortization and
 valuation provisions                   (90)       (81)       (57)
Other/4/                                  4        (12)       (19)
Income taxes                           (348)      (349)      (409)
                                    -----------------------------
Total consolidated
 companies                               30          3        (65)
                                    -----------------------------
Equity Affiliates
Results of operations
 of equity affiliates                     -          -          -
                                    -----------------------------
Total                               $    30    $     3    $   (65)
- -----------------------------------------------------------------

1 Comprises exploration costs in all areas outside the United States and Europe and production operations primarily in Canada, Dubai and Indonesia.
2 Includes a charge of $219 ($137 after taxes) for impairment of certain U.S.
  petroleum-producing properties to be sold.
3 Includes a charge of $115 ($95 after taxes) for impairment of certain North
  Sea oil properties to be sold.
4 Includes gain/(loss) on disposal of fixed assets and other miscellaneous revenues and expenses.
5 Includes a tax benefit of $127 principally related to a favorable change in tax status resulting from a transfer of properties among certain North Sea affiliates.
6 Includes a benefit of $241 resulting from tax law changes in the United
  Kingdom.

                          Supplemental Petroleum Data

                             (Dollars in millions)


Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities/1/

- -----------------------------------------------------------------------------------------------------------------------------------
                                           Total Worldwide                   United States                        Europe
                                    -----------------------------    -----------------------------    -----------------------------
                                      1994       1993       1992       1994       1993       1992       1994       1993       1992
                                    -----------------------------------------------------------------------------------------------
Consolidated Companies
Property acquisitions:
  Proved/3/                         $   139    $   111    $    16    $    14    $    93    $    16    $   115    $     5    $     -
  Unproved                               36         11         23         18          8          7          5          -          -
Exploration                             403        352        432        151         83         99        136        158        221
Development                             713        864        806        174        195        206        466        567        498
                                    -----------------------------------------------------------------------------------------------
Total consolidated companies          1,291      1,338      1,277        357        379        328        722        730        719
                                    -----------------------------------------------------------------------------------------------

Equity Affiliates
Property acquisitions:
  Proved                                  -         43          -          -         43          -          -          -          -
Development                              75         70         38         12         16         19         63         54         19

                                    -----------------------------------------------------------------------------------------------
Total equity affiliates                  75        113         38         12         59         19         63         54         19
                                    -----------------------------------------------------------------------------------------------
Total                               $ 1,366    $ 1,451    $ 1,315    $   369    $   438    $   347    $   785    $   784    $   738

- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------
                                            Other Regions/2/
                                    -----------------------------
                                       1994       1993       1992
                                    -----------------------------
Consolidated Companies
Property acquisitions:
  Proved/3/                         $    10    $    13    $     -
  Unproved                               13          3         16
Exploration                             116        111        112
Development                              73        102        102
                                    -----------------------------
Total consolidated companies            212        229        230
                                    -----------------------------

Equity Affiliates
Property acquisitions:
  Proved                                  -          -          -
Development                               -          -          -
                                    -----------------------------
Total equity affiliates                   -          -          -
                                    -----------------------------
Total                               $   212    $   229    $   230
- -----------------------------------------------------------------

1 These data comprise all costs incurred in the activities shown, whether capitalized or charged to expense at the time they were incurred.
2 Includes Canada, Dubai and Indonesia.
3 Does not include properties acquired through property exchanges.


Capitalized Costs Relating to Oil and Gas Producing Activities

- -----------------------------------------------------------------------------------------------------------------------------------
                                           Total Worldwide                   United States                        Europe
                                    -----------------------------    -----------------------------    -----------------------------
                                      1994       1993       1992       1994       1993       1992       1994       1993       1992
                                    -----------------------------------------------------------------------------------------------
Consolidated Companies
Gross costs:
  Proved properties                 $11,057    $11,663    $11,356    $ 4,806    $ 4,934    $ 5,587    $ 4,950    $ 5,582    $ 4,732
  Unproved properties                   790        701      1,152        291        321        471        323        218        461
Accumulated depreciation,
depletion, amortization
and valuation allowances:
  Proved properties                   6,173      6,467      6,171      3,073      3,023      3,244      2,122      2,604      2,169
  Unproved properties                   185        261        347        110        162        235          6         13         13
                                    -----------------------------------------------------------------------------------------------
Total net costs of
consolidated companies                5,489      5,636      5,990      1,914      2,070      2,579      3,145      3,183      3,011
                                    -----------------------------------------------------------------------------------------------
Equity Affiliates
Net costs of equity affiliates:
  Proved properties                     253        177         66         93         92         36        160         85         30
                                    -----------------------------------------------------------------------------------------------
Total                               $ 5,742    $ 5,813    $ 6,056    $ 2,007    $ 2,162    $ 2,615    $ 3,305    $ 3,268    $ 3,041

- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------
                                            Other Regions*
                                    -----------------------------
                                       1994       1993       1992
                                    -----------------------------
Consolidated Companies
Gross costs:
  Proved properties                 $ 1,301    $ 1,147    $ 1,037
  Unproved properties                   176        162        220
Accumulated depreciation,
depletion, amortization
and valuation allowances:
  Proved properties                     978        840        758
  Unproved properties                    69         86         99
                                    -----------------------------
Total net costs of
consolidated companies                  430        383        400
                                    -----------------------------
Equity Affiliates
Net costs of equity affiliates:
  Proved properties                       -          -          -
                                    -----------------------------
Total                               $   430    $   383    $   400
- -----------------------------------------------------------------

*  Includes Canada, Dubai and Indonesia.

                          Supplemental Petroleum Data

                           (In millions of barrels)


Estimated Proved Reserves of Oil/1/

- -----------------------------------------------------------------------------------------------------------------------------------
                                           Total Worldwide                   United States                        Europe
                                    -----------------------------    -----------------------------    -----------------------------
                                      1994       1993       1992       1994       1993       1992       1994       1993       1992
                                    -----------------------------------------------------------------------------------------------
Proved Developed and Undeveloped
 Reserves of Consolidated
 Companies
Beginning of year                       964      1,034      1,112        344        421        470        390        391        392
  Revisions and other changes            51         14         26         14         (6)       (13)        26         13         37
  Extensions and discoveries             50         83         23          8         19          9         21         41         10
  Improved recovery                      10          7          3          9          5          3          -          -          -
  Purchase of reserves/3/                43         25          5         14          7          5         29          2          -
  Sale of reserves/4/                   (33)       (64)       (12)       (20)       (62)       (12)       (13)        (2)         -
  Production                           (132)      (135)      (123)       (33)       (40)       (41)       (59)       (55)       (48)

                                    -----------------------------------------------------------------------------------------------
End of year                             953        964      1,034        336        344        421        394        390        391
                                    -----------------------------------------------------------------------------------------------
Proved Developed and Undeveloped
 Reserves of Equity Affiliates
Beginning of year                        19         19          -          -          -          -         19         19          -
  Revisions and other changes             6          -          -          -          -          -          6          -          -
  Extensions and discoveries             11          -         19          -          -          -         11          -         19
  Production                             (1)         -          -          -          -          -         (1)         -          -
                                    -----------------------------------------------------------------------------------------------
End of year                              35         19         19          -          -          -         35         19         19
                                    -----------------------------------------------------------------------------------------------
Total                                   988        983      1,053        336        344        421        429        409        410
                                    -----------------------------------------------------------------------------------------------
Proved Developed Reserves
 of Consolidated Companies
Beginning of year                       708        750        778        332        397        441        160        153        118
End of year                             706        708        750        324        332        397        171        160        153
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------
                                            Other Regions/2/
                                    -----------------------------
                                       1994       1993       1992
                                    -----------------------------
Proved Developed and Undeveloped
 Reserves of Consolidated
 Companies
Beginning of year                       230        222        250
  Revisions and other changes            11          7          2
  Extensions and discoveries             21         23          4
  Improved recovery                       1          2          -
  Purchase of reserves/3/                 -         16          -
  Sale of reserves/4/                     -          -          -
  Production                            (40)       (40)       (34)
                                    -----------------------------
End of year                             223        230        222
                                    -----------------------------
Proved Developed and Undeveloped
 Reserves of Equity Affiliates
Beginning of year                         -          -          -
  Revisions and other changes             -          -          -
  Extensions and discoveries              -          -          -
  Production                              -          -          -
                                    -----------------------------
End of year                               -          -          -
                                    -----------------------------
Total                                   223        230        222
                                    -----------------------------
Proved Developed Reserves
 of Consolidated Companies
Beginning of year                       216        200        219
End of year                             211        216        200
- -----------------------------------------------------------------

1 Oil reserves comprise crude oil and condensate and natural gas liquids (NGL) expected to be removed for the company's account from its natural gas deliveries.
2 Includes Canada, Dubai and Indonesia.
3 Includes reserves acquired through property exchanges.
4 Includes reserves disposed of through property exchanges.

                          Supplemental Petroleum Data

                            (In billion cubic feet)


Estimated Proved Reserves of Gas

- -----------------------------------------------------------------------------------------------------------------------------------
                                           Total Worldwide                   United States                        Europe
                                    -----------------------------    -----------------------------    -----------------------------
                                      1994       1993       1992       1994       1993       1992       1994       1993       1992
                                    -----------------------------------------------------------------------------------------------
Proved Developed and Undeveloped
Reserves of Consolidated
Companies
Beginning of year                     3,680      3,445      3,619      1,802      1,928      2,149      1,752      1,417      1,321
  Revisions and other changes           317         72        (36)       121        (22)       (55)       187         54         56
  Extensions and discoveries            514        712        307        139        196        127        356        507        172
  Improved recovery                       -          1          -          -          1          -          -          -          -
  Purchase of reserves/2/               375         53         37         42         53         37        321          -          -
  Sale of reserves/3/                   (71)      (122)       (51)       (37)       (49)       (51)       (34)       (68)         -
  Production                           (485)      (481)      (431)      (318)      (305)      (279)      (151)      (158)      (132)

                                    -----------------------------------------------------------------------------------------------
End of year                           4,330      3,680      3,445      1,749      1,802      1,928      2,431      1,752      1,417
                                    -----------------------------------------------------------------------------------------------
Proved Developed and Undeveloped
Reserves of Equity Affiliates
Beginning of year                       586        368        128        586        368        128          -          -          -
  Revisions and other changes           255         72        167        255         72        167          -          -          -
  Extensions and discoveries              -          -         75          -          -         75          -          -          -
  Purchase of reserves                    2        151          -          2        151          -          -          -          -
  Production                            (13)        (5)        (2)       (13)        (5)        (2)         -          -          -
                                    -----------------------------------------------------------------------------------------------
End of year                             830        586        368        830        586        368          -          -          -

                                    -----------------------------------------------------------------------------------------------
Total                                 5,160      4,266      3,813      2,579      2,388      2,296      2,431      1,752      1,417
                                    -----------------------------------------------------------------------------------------------
Proved Developed Reserves
of Consolidated Companies
Beginning of year                     2,570      2,539      2,750      1,717      1,837      2,013        738        618        602
End of year                           2,496      2,570      2,539      1,687      1,717      1,837        683        738        618
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------
                                            Other Regions/1/
                                    -----------------------------
                                       1994       1993       1992
                                    -----------------------------
Proved Developed and Undeveloped
Reserves of Consolidated
Companies
Beginning of year                       126        100        149
  Revisions and other changes             9         40        (37)
  Extensions and discoveries             19          9          8
  Improved recovery                       -          -          -
  Purchase of reserves/2/                12          -          -
  Sale of reserves/3/                     -         (5)         -
  Production                            (16)       (18)       (20)
                                    -----------------------------
End of year                             150        126        100
                                    -----------------------------
Proved Developed and Undeveloped
Reserves of Equity Affiliates
Beginning of year                         -          -          -
  Revisions and other changes             -          -          -
  Extensions and discoveries              -          -          -
  Purchase of reserves                    -          -          -
  Production                              -          -          -
                                    -----------------------------
End of year                               -          -          -
                                    -----------------------------
Total                                   150        126        100
                                    -----------------------------
Proved Developed Reserves
of Consolidated Companies
Beginning of year                       115         84        135
End of year                             126        115         84
- -----------------------------------------------------------------



1 Includes Canada, Dubai and Indonesia.
2 Includes reserves acquired through property exchanges.
3 Includes reserves disposed of through property exchanges.

                          Supplemental Petroleum Data


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The information on the following page has been prepared in accordance with Statement of Financial Accounting Standards No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10 percent annual discount rate. Specifically, the per-barrel oil sales prices used to calculate the December 31, 1994 data averaged $14.38 for the United States, $15.81 for Europe and $16.08 for Other Regions, and the gas prices per thousand cubic feet averaged approximately $1.59 for the United States, $2.87 for Europe and $1.34 for Other Regions. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year to year based on market conditions at that specific date.

    The projections should not be viewed as realistic estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to the company. Material revisions to estimates of proved reserves may occur in the future, development and production of the reserves may not occur in the periods assumed, actual prices realized are expected to vary significantly from those used and actual costs may also vary. The company's investment and operating decisions are not based on the information presented on the following page, but on a wide range of reserve estimates that includes probable as well as proved reserves, and on different price and cost assumptions from those reflected in this information.

    Beyond the above considerations, the "standardized measure" is also not directly comparable with asset balances appearing elsewhere in the financial statements because any such comparison would require reconciling adjustments, including reduction of the asset balances for related deferred income taxes.

                          Supplemental Petroleum Data

                             (Dollars in millions)


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

- -----------------------------------------------------------------------------------------------------------------------------------
                                           Total Worldwide                   United States                        Europe
                                    -----------------------------    -----------------------------    -----------------------------
                                      1994       1993       1992       1994       1993       1992       1994       1993       1992
                                    -----------------------------------------------------------------------------------------------
Consolidated Companies
Future cash flows:
  Revenues                          $23,836    $19,558    $24,439    $ 7,201    $ 7,199    $10,027    $12,945    $ 9,380    $10,785
  Production costs                   (8,967)    (9,117)   (10,011)    (3,411)    (4,361)    (5,228)    (4,719)    (4,005)    (4,119)
  Development costs                  (1,693)    (1,802)    (1,719)      (184)      (515)      (534)    (1,439)    (1,143)    (1,001)
  Income tax expense                 (6,084)    (3,607)    (6,022)      (873)      (414)    (1,060)    (2,893)    (1,514)    (2,585)

                                    -----------------------------------------------------------------------------------------------
Future net cash flows                 7,092      5,032      6,687      2,733      1,909      3,205      3,894      2,718      3,080
Discounted to present value
 at a 10% annual rate                (2,817)    (1,818)    (2,379)    (1,154)      (655)    (1,239)    (1,522)    (1,021)    (1,000)

                                    -----------------------------------------------------------------------------------------------
Total consolidated
 companies                            4,275      3,214      4,308      1,579      1,254      1,966      2,372      1,697      2,080
                                    -----------------------------------------------------------------------------------------------
Equity Affiliates
Standardized measure of
 discounted future net
 cash flows of equity
 affiliates                             211         99         70        102         96         55        109          3         15
                                    -----------------------------------------------------------------------------------------------
Total                               $ 4,486    $ 3,313    $ 4,378    $ 1,681    $ 1,350     $ 2,021   $ 2,481    $ 1,700    $ 2,095
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------
                                            Other Regions*
                                    -----------------------------
                                       1994       1993       1992
                                    -----------------------------
Consolidated Companies
Future cash flows:
  Revenues                          $ 3,690    $ 2,979    $ 3,627
  Production costs                     (837)      (751)      (664)
  Development costs                     (70)      (144)      (184)
  Income tax expense                 (2,318)    (1,679)    (2,377)
                                    -----------------------------
Future net cash flows                   465        405        402
Discounted to present value
 at a 10% annual rate                  (141)      (142)      (140)
                                    -----------------------------
Total consolidated
 companies                              324        263        262
                                    -----------------------------
Equity Affiliates
Standardized measure of
 discounted future net
 cash flows of equity
 affiliates                               -          -          -
                                    -----------------------------
Total                               $   324    $   263    $   262
- -----------------------------------------------------------------

*  Includes Canada, Dubai and Indonesia.

                          Supplemental Petroleum Data

                             (Dollars in millions)


Summary of Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves for Fully Consolidated Companies

- ------------------------------------------------------------------------------------------------------------------------
                                                                                  1994            1993            1992
                                                                                ----------------------------------------
Balance at January 1                                                            $  3,214        $  4,308        $  3,558
Sales and transfers of oil and gas produced, net of production costs              (2,143)         (2,239)         (2,053)
Development costs incurred during the period                                         713             864             833
Net changes in prices and in development and production costs                      1,275          (3,017)            765
Extensions, discoveries and improved recovery, less related costs                    775             915             453
Revisions of previous quantity estimates                                             796             130             178
Purchases (sales) of reserves in place--net                                          333            (120)            (42)
Accretion of discount                                                                529             791             689
Net change in income taxes                                                        (1,174)          1,493            (369)
Other                                                                                (43)             89             296
                                                                                ----------------------------------------
Balance at December 31                                                          $  4,275        $  3,214        $  4,308
- ------------------------------------------------------------------------------------------------------------------------

                           Quarterly Financial Data

                    (Dollars in millions, except per share)


- -----------------------------------------------------------------------------------------------------------------
Quarter Ended                                    March 31         June 30       September 30     December 31
- -----------------------------------------------------------------------------------------------------------------
1994
Sales                                             $ 9,190         $10,161         $ 9,845         $10,137
Cost of Goods Sold and Other Expenses/1/            8,101           8,924           8,958           9,335
Net Income                                            642             792/2/          647/3/          646/4/
Earnings Per Share of Common Stock                    .94            1.16             .95             .95
Dividends Per Share of Common Stock                   .44             .44             .47             .47
Market Price of Common Stock/5/:
  High                                                 59 7/8          62 3/8          61 3/8          60 1/2
  Low                                                  48 1/4          51 1/2          56 7/8          50 3/4
- -----------------------------------------------------------------------------------------------------------------

1993
Sales                                             $ 9,070         $ 9,546         $ 9,231         $ 9,251
Cost of Goods Sold and Other Expenses/1/            8,247           8,684          10,375           8,983
Net Income (Loss)                                     493/6/          516/7/         (680)/8/         237/9/,/10/
Earnings (Loss) Per Share of Common Stock             .73             .76           (1.01)            .35/9/
Dividends Per Share of Common Stock                   .44             .44             .44             .44
Market Price of Common Stock/5/:
  High                                                 50              53 7/8          49 5/8          50 1/2
  Low                                                  44 1/2          46 1/2          45 7/8          44 1/2
- -----------------------------------------------------------------------------------------------------------------

1  Excludes interest and debt expense and provision for income taxes.
2 Includes a charge of $47 ($.07 per share) associated with "Benlate" DF 50 fungicide recall.
3 Includes a net charge of $3 reflecting: a benefit of $50 from adjustments in estimates associated with the third quarter 1993 restructuring charge; a charge of $58 for employee separation costs; a loss of $95 from the write-down of certain North Sea oil properties to be sold; a charge of $27 associated with the discontinuation of certain products, assets sales and write-downs and a benefit of $127 principally related to a favorable change in tax status resulting from a transfer of properties among certain North Sea affiliates.
4 Includes a net benefit of $2 reflecting: a benefit of $62 from adjustments in estimates associated with the third quarter 1993 restructuring charge; a charge of $63 associated with the "Benlate" DF 50 fungicide recall; a charge of $27 for the write-down of assets and discontinuation of certain products; and a benefit of $30 from an adjustment of prior-year tax provisions.
5 As reported on the New York Stock Exchange, Inc. Composite Transactions Tape. 6 Includes a gain of $32 ($.05 per share) from exchange of North Sea properties
   (see footnote 11 to Note 30 on page 63).
7 Includes a loss of $21 ($.03 per share) from sale of petroleum-producing properties.
8 Includes restructuring charges of $1,111 ($1.64 per share) and write-down of intangible assets of $184 ($.27 per share), partially offset by a net tax benefit of $265 ($.39 per share).
9  Before extraordinary item.
10 Includes net charge of $92 ($.13 per share) related to certain product liability claims and litigation costs ($144, of which $126 is associated with the "Benlate" DF 50 fungicide recall) and a loss on the sale of a polyethylene business ($17), partly offset by a gain from the sale of the Remington Arms Company ($69). Also includes a benefit of about $50 ($.07 per share) as a result of the liquidation of certain LIFO inventory quantities.

                         Consolidated Geographic Data

                             (Dollars in millions)


- -----------------------------------------------------------------------------------------------
                              Capital                 Total Assets               Average
                            Expenditures              December 31               Employment
                       ------------------------------------------------------------------------
                         1994         1993         1994         1993         1994         1993
                       ------------------------------------------------------------------------
United States          $ 1,520      $ 1,842      $19,857      $20,610       73,507       81,587
Europe                   1,317        1,277       11,957       11,315       22,624       22,427
Other Regions              404          606        5,078        5,128       14,376       15,395
                       ------------------------------------------------------------------------
Total                  $ 3,241      $ 3,725      $36,892      $37,053      110,507      119,409
- -----------------------------------------------------------------------------------------------

Capital expenditures, total assets and average employment are assigned to geographic areas, generally based on physical location.

                         Five-Year Financial Review/1/
                    (Dollars in millions, except per share)


- --------------------------------------------------------------------------------------------------------------------------
                                                             1994         1993         1992         1991         1990
                                                           ---------------------------------------------------------------
Summary of Operations
Sales                                                      $39,333      $37,098      $37,799      $38,695      $40,047
Earnings Before Income Taxes                               $ 4,382      $   958      $ 1,811      $ 2,818      $ 4,154
Provision for Income Taxes                                 $ 1,655      $   392      $   836      $ 1,415      $ 1,844
Net Income/2/                                              $ 2,727      $   566      $   975      $ 1,403      $ 2,310
  As Percent of Average Stockholders' Equity/2/               22.6%         4.8%         8.1%         8.3%        14.3%
Earnings Per Share of Common Stock/2/,/3/                  $  4.00      $   .83      $  1.43      $  2.08      $  3.40
                                                           ---------------------------------------------------------------
Financial Position at Year End
Working Capital                                            $ 3,543      $ 1,460      $ 2,002      $ 3,381      $ 2,210
Total Assets                                               $36,892      $37,053      $38,870      $36,559      $38,128
Borrowings and Capital Lease Obligations:
  Short Term                                               $ 1,292      $ 2,796      $ 3,799      $ 1,841      $ 3,928
  Long Term                                                $ 6,376      $ 6,531      $ 7,193      $ 6,456      $ 5,663
Stockholders' Equity                                       $12,822      $11,230      $11,765      $16,739      $16,418
Total Debt as Percent of Total Capitalization                   37%          45%          48%          33%          37%
                                                           ---------------------------------------------------------------
General
For the Year:
  Capital Expenditures                                     $ 3,241      $ 3,725      $ 4,524      $ 5,246      $ 5,513
  Depreciation, Depletion and Amortization                 $ 2,976      $ 2,833      $ 2,655      $ 2,640      $ 2,625
  Research and Development Expense                         $ 1,047      $ 1,132      $ 1,277      $ 1,298      $ 1,428
    As Percent of Combined Segment Sales for:
     Chemicals, Fibers, Polymers and
      Diversified Businesses                                   4.5%         5.1%         5.6%         5.8%         6.2%
     Petroleum                                                 0.3%         0.3%         0.4%         0.4%         0.3%
Average Number of Shares Outstanding (millions)                680          677          673          671          676
Dividends Per Common Share                                 $  1.82      $  1.76      $  1.74      $  1.68      $  1.62
Dividends as Percent of Earnings on Common Stock/2/             46%         212%         122%          81%          48%
Common Stock Prices:
  High                                                     $    62 3/8  $    53 7/8  $    54 7/8  $    50      $    42 3/8
  Low                                                      $    48 1/4  $    44 1/2  $    43 1/2  $    32 3/4  $    31 3/8
  Year-End Close                                           $    56 1/8  $    48 1/4  $    47 1/8  $    46 5/8  $    36 3/4
At Year End:
  Employees (thousands)                                        107          114          125          133          144
  Common Stockholders of Record (thousands)                    172          181          188          195          199
  Book Value Per Common Share                              $ 18.48      $ 16.22      $ 17.08      $ 24.58      $ 24.16
- --------------------------------------------------------------------------------------------------------------------------

1 See Management's Discussion and Analysis on pages 30-36, Consolidated Income
  Statement on page 39, Notes to Financial Statements on pages 43-63 and Quarterly Financial Data on page 71 for information relating to significant items affecting the results of operations and financial position.
2 Before effect on income of extraordinary item (1993 and 1992) and transition effect of accounting changes (1992). See the Consolidated Income Statement on page 39.
3 Based on the average number of common shares outstanding.