Form 10-K, Exhibit 13
period 1995-12-31
DUPONT E I DE NEMOURS & CO
filed 1996-03-20
CIK 30554

                                                                      EXHIBIT 13

to our stockholders

Last year was an extraordinarily successful one for our company, resulting in a wide range of important achievements:

 . We posted record revenues and earnings for the second consecutive year.

 . Total shareholder return was 29 percent, resulting in an average 18 percent total annual return to shareholders for the past five years. This exceeds our goal of an average of at least 15 percent per year over time.

 . Nearly 90 percent of our businesses have demonstrated their ability to earn the cost of capital. This compares with fewer than a third five years ago.

 . Fixed-cost productivity continued to improve. It has averaged more than 7 percent for the last three years.

 . Excellent environmental progress continued. Our chemicals and specialties businesses have reduced airborne carcinogens and toxics by more than two-thirds in the U.S. and about 50 percent globally since 1987. A further major milestone was the cessation of CFC production for sale in developed countries while introducing the widest range of alternative products of any supplier.

 . Work-related employee injuries and illnesses declined 40 percent. This builds on our outstanding safety performance which continues to be about 30 times better than the average for all industry.

        These accomplishments demonstrate the capability and determination of our 105,000 innovative employees around the world. We are grateful for their efforts and can be highly optimistic about the future because of their skills and enthusiasm.

        A further major development was the redemption of 156 million DuPont shares from Seagram for $8.8 billion in cash and warrants -- one of the largest stock redemptions in history. This large block of shares was redeemed at a 13 percent discount to market price. While DuPont later sold some new shares, there are 18 percent fewer shares currently outstanding than just prior to the redemption. This resulted in a significant opportunity for wealth creation for our stockholders. The share redemption was made possible by four years of cost reduction, productivity improvement and organizational change that have made us strong financially and allowed us to move decisively and quickly.

        Net income for the year was $3.3 billion or $5.61 per share compared to $2.7 billion or $4.00 per share in 1994. Excluding nonrecurring items and interest expense associated with the debt incurred to finance the redemption of stock from Seagram, earnings increased 30 percent. Sales of $42.2 billion were 7 percent higher than the prior year. Excluding nonrecurring items, 1995 earnings per share were $5.81, up 43 percent compared to 1994.

        Especially good performances came from agricultural products, films, engineering polymers, pharmaceuticals, packaging and industrial polymers, specialty chemicals, specialty fibers and white pigments. Conoco's exploration and production businesses produced record earnings for the third consecutive year. And all regions of the world contributed to our performance.

        Several years of very hard work and innovative leadership came together with generally strong economies in the past two years. In the next few years, the global economy will provide new opportunities but also a much more competitive business environment. Our response will be continuing change at DuPont. We intend to be the leading company in our major businesses in all our global markets.

        What strategies will guide the changes that take place? Our basic strategy to grow shareholder value is straightforward: profitable growth by focusing on what we do best. We intend to grow our strongest businesses globally. Research and new technology will continue to be the major source of competitive advantage providing improved processes and new products. Where advantageous, we will use acquisitions, joint ventures and alliances to strengthen our competitive position or market access. We will drive year-to-year improvements in the productivity of all resources employed. And we will differentiate ourselves by executing faster and more effectively than our competitors.

        We intend to create our own future. We will continue to insist that all business units exceed our cost of capital through business cycles. The relentlessly competitive, volatile global business environment we face requires that our organization become more and more flexible, that our cost structure become more variable, and that our costs allow us to deliver competitive value to customers anywhere in the world. We expect our business leaders to have a global, multicultural outlook and to be able to execute our strategies successfully in any business setting.

        We are making good progress, as several additional accomplishments during 1995 show:

 . Conoco brought on stream the massive Heidrun field in the Norwegian Sea, now producing 220,000 barrels per day. This project features the world's first tension leg platform constructed from concrete, a technological feat that lowers capital expenditure and improves productivity. Downstream, joint ventures in two refineries in the Czech Republic and in a new Malaysian refinery expanded global capabilities.

 . We accelerated the globalization of our nylon business with joint ventures to produce and market nylon fiber in Taiwan, India, Japan, Brazil and Mexico, and to manufacture Zytel(R) nylon engineering polymer in Singapore.

 . We expanded our presence in China with new joint ventures to produce and market DuPont Lycra(R) brand spandex fiber, Mylar(R) polyester film and polyester chip and filament yarn.

 . We announced plans to build a plant for Terathane(R) PTMEG (an intermediate for Lycra(R)) in Korea, and a plant for Sontara(R) nonwovens at our Asturias, Spain, site.

 . A joint venture with combined annual sales of $1 billion is being formed with Dow to produce and market a broad portfolio of elastomer products. Based on new technology and marketing capabilities, this venture has the potential to grow at more than twice the industry rate.

 . Research made many important new contributions, including a breakthrough process for a key ingredient for Lycra(R). The new process reduces cost and investment and dramatically reduces process waste. It will be used in a plant under construction at our site in Asturias. On the product side, Cozaar(R), a new anti-hypertension drug, has been launched with our partner Merck. It promises to be a major revenue generator.

        Environmental progress has clearly established DuPont as a worldwide environmental leader. DuPont was recognized as an "Early Achiever" by the U.S. Environmental Protection Agency for our progress in the voluntary 33/50 Program. We exceeded 50 percent reductions in emissions of 17 large-volume toxic chemicals before the target year of 1995. The U.S. EPA also recognized DuPont as one of the top 20 partners in the agency's Waste Wi$e program for waste reduction. Other recognitions during the year included the United Nations University Unique Business Leadership Award for DuPont's commitment to a "zero" waste and emissions goal and the Banksia Award, one of Australia's most prestigious honors for environmental leadership.

        Finally, late last year the company announced major changes in senior management. Jack Krol became DuPont's president and chief executive officer upon Ed Woolard's retirement. Ed remains chairman of the board of directors. During Ed's tenure as CEO, many difficult changes were made to strengthen the company and position us for the future. Archie Dunham became president and chief executive officer of Conoco. He succeeds Constantine "Dino" Nicandros who has also retired. Under Dino's leadership, Conoco's performance improved to that of top tier petroleum companies.

        Our outlook for 1996 anticipates more difficult business conditions with world economies slowing. In this environment, we are committed to growing profits, maintaining a very strong focus on cost and capital employed, and returning to more normal debt levels by reducing the debt incurred for the Seagram share redemption.

        On the following pages we invite you to sample a few stories of how DuPonters worked together to come up with new ways of making "better things for better living" for people around the world, with a clear focus on growing shareholder value.

/s/ Edgar S. Woolard, Jr.
Edgar S. Woolard, Jr.
Chairman of the Board

/s/ John A. Krol
John A. Krol
President
and Chief Executive Officer

March 1, 1996

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

The fibers businesses continued to pursue high-growth markets worldwide, at the same time focusing on increasing productivity and reducing fixed cost.

        Innovative products, manufacturing technology and marketing continued to help drive growth of Lycra(R) brand spandex. Lycra(R) Soft, a new product to meet consumer demand for greater comfort in everyday living, was introduced in 1995. The product provides a softer, more comfortable stretch and recovery. Lycra(R) 3D, a revolutionary new hosiery construction, also gained acceptance by women worldwide by offering sheerness, strength and comfort. Ground was broken for a manufacturing facility at Waynesboro, Virginia, incorporating new technology to strengthen competitive advantage globally. The new capacity is expected to come on stream in 1997. Also, ground was broken for a joint venture that will manufacture and market Lycra(R) in China; this is scheduled for startup in 1997. As part of its commitment to protect customer investment in the Lycra(R) brand, DuPont is aggressively pursuing companies that infringe this trademark.

        Increasing customer awareness of nylon as a fashion fiber drove a resurgence in the nylon apparel business, led from Europe. Tactel(R) and Supplex(R) textile nylons and Cordura(R) industrial and specialty nylon remain fibers of choice in outerwear and are well-positioned in the growing ready-to-wear segment. The carpet business also had a good year, driven by brand recognition, technology and customer relationships. The nylon group is involved in a number of joint ventures in Asia, including partnerships with Far Eastern Textile Ltd. and Teijin Ltd. Construction began in India on a nylon tire cord plant, which is part of a joint venture with the Thapar Group of New Delhi and Mitsui Trading Company of Tokyo; the plant is scheduled to start operations in late 1997.

        Dacron(R) polyester benefited from higher productivity and lower fixed costs as a result of new filament yarn and intermedi-

                                                                         Fibers
ates production facilities that started up in 1994. These gains partly offset increases in the cost of paraxylene, the primary raw material in polyester production. The business continued its global strategy through a joint venture to produce polyester fiber in China where a new plant is scheduled to begin production in late 1997. DuPont's joint venture partners are Suzhou Chemical Fiber Company, Mitsubishi Corporation, and the International Finance Corporation, a member of the World Bank.

        The Nonwovens business delivered double-digit revenue growth for the second consecutive year, with strong gains in all markets and regions. Building on technology leadership and marketing, Nonwovens expanded in global markets. The DuPont-Asahi joint venture accelerated market penetration in Asia for Tyvek(R) spunbonded olefin in construction and medical packaging. Plans were announced to expand production of Sontara(R) spunlaced fabric with a new facility in Asturias, Spain. In China, a retail outlet opened featuring items such as printed jackets, car covers and other popular items, all made of Tyvek(R). Nonwovens commercialized Tyvek(R) Plus, a new, softer fabric for car covers, in less than a year. A new rooflining product based on Typar(R) spunbonded polypropylene was introduced to the construction industry in Europe.

        Advanced Fibers Systems benefited from growing demand in the industrialized economies, increasing demand in emerging markets, and a stream of innovative developments. These included new products of Nomex(R) and Kevlar(R) high-performance aramid fibers offering increased comfort and protection levels for thermal and ballistic apparel.

        1995 versus 1994

        Fibers segment sales of $7.2 billion were up 7 percent. The increase was driven by 5 percent higher selling prices and 2 percent higher volume. Sales volume increases, principally in Asia Pacific and Europe, were partly offset by 1 percent lower volume in the United States. After-tax operating income (ATOI) was $826 million versus $701 million in the prior year. Excluding nonrecurring items, ATOI was $795 million, an increase of 18 percent, mainly on improvements in aramids and Dacron(R) polyester.

        1994 versus 1993

        Sales of $6.8 billion were up 9 percent, principally reflecting the acquisition of ICI's nylon business. Excluding this acquisition, sales were up 5 percent on 6 percent higher volume, principally outside the United States, partly offset by 1 percent lower average selling prices. ATOI of $701 million was 315 percent above the $169 million earned in 1993. Excluding nonrecurring items, earnings were $676 million versus $425 million, mainly due to improved results for nylon, nonwovens and aramids.

        Outlook

        New products to meet consumer demand, such as those in the Lycra(R), Tyvek(R), Typar(R), Nomex(R) and Kevlar(R) product lines, new technologies to further improve competitive position, and entry into new markets put the Fibers segment in a good position for growth in the years ahead.

                [CHART APPEARS HERE]

                        SALES
                   ($ in Billions)

           1993         1994         1995
           ----         ----         ----

           6.2          6.8          7.2


                        ATOI
                   ($ in Millions)

           1993         1994         1995
           ----         ----         ----

           169          701          826


         See Industry Segment Information
         (Note 28 to Financial Statements).

Diversified Businesses are characterized by broad opportunities for future growth and the promise of increased profitability, with the shared advantage of DuPont research and development. These businesses include Agricultural Products, Electronic Materials, Films, Printing and Publishing and Medical Products. DuPont Merck (a research-based pharmaceutical company 50 percent owned by DuPont), and CONSOL (a coal operation 50 percent owned by DuPont) are also included.

     Agricultural Products

        Record sales and earnings were led by strong growth in Europe, Asia, Latin America and Canada, aided by productivity improvements in Europe and new product offerings in the United States. Rapid growth continued in emerging markets including India, Pakistan, Indonesia, Poland, Hungary and China. Londax(R) herbicide for rice continued gains in Japan and China, while Safari(R) herbicide for sugar beet grew in Europe. The business gained share in insect control markets in Asia with Lannate(R) methomyl insecticide. In the United States, registrations were received for Staple(R) herbicide for cotton and Fortress(R) insecticide for corn, which will be delivered through a new closed-application system. The Reliance(R) seed/herbicide system for soybeans was introduced to farmers in the U.S. northern Midwest. DuPont OptimumTM high-oil corn seed and grain continue to gain acceptance for poultry and animal feed around the world.

        Electronic Materials

        Revenues and earnings of Electronic Materials rose sharply for the second consecutive year, with strength in all regions. The improvement follows repositioning of the business over the past three years and new product introductions aimed at growing markets in mobile communications, portable computers and the automotive industry. Products developed in the past three years now generate 30 percent of the business's revenues. These developments, along with fixed-cost reductions, continue to enhance the business's competitive position. A recent new development includes materials for next-generation, wall-mounted televisions. New lines for coating Riston(R) dry film resists and other photopolymer products and for coating advanced ceramic tapes will start up in late 1996 at Towanda, Pennsylvania, to help meet burgeoning worldwide demand.

        Films

        The Films businesses experienced strong sales growth in all regions, helped by growing global applications for Kapton(R) polyimide film and Mylar(R) polyester film. Almost 20 percent of revenue came from products introduced over the past three years. Further improvements in permanent investment turnover and fixed-cost productivity included the shutdown of the industrial imaging business and closing of the Rochester, New York, imaging plant early in 1995. A new specialty film line at Circleville, Ohio, plus upgrading of the plant at Old Hickory, Tennessee, helped strengthen Films' polyester position. A joint venture was announced with Foshan Hongji to manufacture polyester film in China. Thin polyester and polyethylene napthalate film capacity will be added in Luxembourg, incorporating new technology developed by DuPont; the new line will add significant capacity by early 1998. Construction began in 1995 at the Bayport site in Texas to incrementally quadruple polyimide film capacity over the next five years. Construction was completed of the facility at Cape Fear, North Carolina, to provide PetretecSM regeneration services. This facility breaks polyester products back down into their original raw materials for recycling into a wide range of products from clothing to film. The products are equivalent in quality to those made from virgin polyester.

        Medical Products/DuPont Merck

        In line with previously announced plans to divest Medical Products businesses, agreements were reached for the sale of the In-Vitro Diagnostics business to Dade International and for the sale of the Diagnostic Imaging business to a new company formed by The


                                                                    Diversified

Sterling Group. Discussions are being held for the sale of New England Nuclear research products and Sorvall(R) centrifuges. The DuPont Merck Pharmaceutical Co. joint venture had another outstanding year, with continued earnings growth and expansion in new geographic areas of opportunity, including China. DuPont Merck continues to expand its offerings in preventive and therapeutic medicine, including a range of products for cardiac patients and products to help prevent strokes (see also page 9*). Separately, Merck & Co., Inc. launched Cozaar(R), a new class of drugs to control hypertension. Cozaar(R) was discovered by DuPont and the company has an important financial interest in it through a joint development and marketing agreement with Merck & Co.

        Printing and Publishing

        Despite a soft worldwide market, Printing and Publishing improved earnings, before nonrecurring items, and cash flow versus 1994. Sales growth continued in the packaging product line and across the board in Latin America and Asia Pacific. DuPont was an innovation leader at the printing and publishing trade fair in Dusseldorf, Germany, with a range of new products. These included a new line of Crosfield(R) imagesetters, the Crosfield(R) Celix platesetter for computer-to-plate applications, new Digital WaterProofTM PreViewTM digital proofing systems and the new digital Cyrel(R) plates for flexographic printing.

        CONSOL

        CONSOL Energy Inc., a coal operations joint venture owned 50 percent by DuPont, largely offset the effects of lower prices and slightly lower sales volumes through reduced costs and improved

             [CHART APPEARS HERE]

                    SALES
               ($ in Billions)

        1993        1994        1995
        ----        ----        ----

         5.7         5.7         6.1


                    ATOI
              ($ in Millions)

        1993        1994        1995
        ----        ----        ----

        (407)        623         849


     See Industry Segment Information
     (Note 28 to Financial Statements).


operating efficiency. CONSOL strengthened its long-term position in coal production in the eastern United States by reserve additions of high-quality coal in southwestern Pennsylvania.

        1995 versus 1994

        Sales in 1995 were $6.1 billion, up 7 percent, principally reflecting significantly higher sales of agricultural products, films, and electronic materials. Segment sales volume increased 5 percent and prices were up
2 percent. After-tax operating income (ATOI) was $849 million, up from $623 million, primarily due to earnings increases in agricultural and pharmaceutical products. Improvement in the latter was due in part to a more favorable allocation of DuPont Merck joint venture operating income to recognize the performance of assets originally contributed to the venture by DuPont. Results included net nonrecurring charges of $75 million in 1995 and $53 million in 1994, principally product liability charges related to Benlate(R) 50 DF fungicide. Excluding nonrecurring items from both years, ATOI was $924 million versus $676 million, up 37 percent.

        1994 versus 1993

        Sales of $5.7 billion were up 5 percent, after adjusting for the absence of the sporting goods business which was sold in 1993. Sales volume was up 7 percent, while average prices were down about 2 percent. Sales were up across all regions, with the largest percentage gain coming from South America, where sales improved 27 percent. ATOI was $623 million versus a loss of $407 million in 1993. Results in 1993 included significant nonrecurring charges principally for restructuring costs which were partly offset by gains from the sale of the Remington Arms Company. Excluding nonrecurring items from both years, ATOI was $676 million versus $238 million the previous year. This reflects higher sales and lower costs in agricultural products, better pharmaceutical results and significantly higher coal earnings compared to the prior year, which was affected by strikes.

        Outlook

        Continued success in bringing new products to market, along with productivity improvements, will help Agricultural Products to meet growing world demand for food and fiber. Vigorous growth is expected in developing countries in Asia. In Electronic Materials, the proliferation of electronics worldwide and DuPont's market position should result in continued brisk growth. Printing and Publishing is well-positioned to benefit from new processes and technologies in the printing industry. The Films businesses should benefit from growing markets in Asia Pacific and South America. The earnings benefit from a more favorable allocation of operating income to DuPont from the DuPont Merck joint venture will end in 1996. The absence of this benefit is expected to be mitigated by the growth of Cozaar(R) and by the continued development of DuPont Merck's business.

   *This information is not incorporated by reference in this Report.

Petroleum operations are carried out by Conoco. The "upstream" part of the business finds, develops and produces crude oil and natural gas, and processes natural gas to recover higher-value liquids. The "downstream" part of the business transports and refines crude oil and other feedstocks to produce high-quality fuels, lubricants and other products, including petroleum coke and intermediates for use in making petrochemicals.

In 1995, Conoco continued its strategy of improving operating efficiency and upgrading its asset base, while creating new business in areas offering the best opportunities for profitable growth.

        Cost-reduction efforts further decreased overhead and operating expenditures by more than $100 million, allowing Conoco to maintain earnings before nonrecurring items at about 1994 levels despite weak natural gas prices and product margins.

        Strategic alliances are playing an important role in improving profitability. For example, the small MacCulloch oil field in the U.K. North Sea is being made economically viable through an innovative agreement with contractors to provide and operate the field's facilities.

        In worldwide upstream operations, the highlight of 1995 was the successful completion and installation of the massive Heidrun tension leg platform in the Norwegian Sea (see also page 13*). Crude oil production from the Heidrun field has been stabilized around the design peak capacity of 220,000 barrels per day. In the Ardalin field in northern Russia, more than 7.5 million barrels of oil have been produced and exported to world markets since this pioneering joint venture came on stream in the fall of 1994.

        Fabrication is underway on the production facility for Britannia, a giant gas condensate field in the U.K. North Sea. Conoco has a 43 percent interest in Britannia, which is scheduled to begin producing in 1998.

        In exploration, a promising discovery was made offshore Norway. Four successful wells were drilled in the Rocky Mountain foothills in Alberta, Canada, where Conoco has a leadership position in acreage and knowledge of the subsurface geology.

        Conoco doubled its coalbed methane acreage in Australia to 5 million net acres. A total of 18 wells drilled in the area in 1995 added significantly to gas reserves. To enhance the value of these reserves, Conoco is evaluating acquisition of a pipeline to support development of an industrial market for natural gas in the area.

        The downstream business also made progress in strengthening existing operations and developing new business in markets with high growth potential. Conoco, together with two partners, acquired an interest in two refineries in the Czech Republic to supply its growing marketing operations in central and eastern Europe. In western Europe, restructuring and selective expansion of marketing networks continued. Conoco also entered the Turkish market, acquiring a 25 percent interest in one of the country's petroleum distribution and marketing companies.

        In Asia Pacific, retail expansion continued in Thailand. Construction began on a 100,000-barrels-per-day joint venture refinery at Melaka, Malaysia, and a study is being conducted on possible participation in a new refinery in Vietnam.

        In the United States, construction of the lube oil hydro-cracker at Lake Charles, Louisiana, a joint venture with Pennzoil, is expected to be completed in October, ahead of schedule. The $500 million facility will give Conoco a major presence and competitive advantage in the North American base oil market, and upgrade its finished lubricant lines. Continuing its strategy of concentrating U.S. gasoline marketing into fewer geographic regions, Conoco acquired new outlets in selected markets in the mid-con

      *This information is not incorporated by reference in this Report.

                                                                    Petroleum
tinent region, close to its Ponca City refinery and distribution infrastructure, while disposing of numerous outlets elsewhere.

        Around the world, Conoco's focus is increasingly on integrated operations involving different parts of the energy value chain. For example, Conoco is negotiating a 50-50 joint venture to produce extra-heavy Venezuelan crude oil and upgrade it to a synthetic crude oil. At a projected initial cost of $1.4 billion, this would be Venezuela's largest venture with a foreign petroleum company since nationalization of the oil industry in 1975. A second, preliminary agreement was signed to form a joint venture to manufacture and market OrimulsionTM, a boiler fuel consisting of bitumen and water. Also in Venezuela, Conoco was awarded some highly prospective acreage in the country's much-anticipated light and medium oil exploration bid round early in 1996.

        To pursue developing opportunities in Mexico's energy industry, Conoco opened an office in Mexico City with a view to extending its activities into natural gas transmission and distribution, and electrical power generation. Conoco Global Power has been formed to evaluate opportunities that integrate upstream reserve potential with downstream markets.

        A new specialty product, Conoco Liquid PowerTM, has been introduced to the pipeline industry. It is four times as effective as its market leading predecessor, CDRTM flow improver. After two years of testing, officials at Yellowstone National Park in Wyoming have switched to Conoco's new Bio-Synthetic 2-Cycle Engine Oil for their snowmobiles. The product is highly biodegradable and produces fewer emissions from small engines.

        1995 versus 1994

        Sales of $17.7 billion were up 5 percent from 1994. The increase resulted from higher crude oil prices and refined product volumes partly offset by lower U.S. natural gas prices and worldwide oil and gas volumes. Earnings of $655 million were down 4 percent from $680 million the previous year. 1995 earnings included a $45 million charge in the fourth quarter for the write-down of certain assets. 1994 earnings included a net charge of $26 million. Excluding these nonrecurring items, 1995 earnings were $700 million versus $706 million in 1994.

        Upstream earnings of $470 million were down 3 percent from $483 million in 1994. Excluding nonrecurring charges, earnings of $509 million were up 8 percent from $471 million in the prior year. Higher crude oil prices and significantly lower costs partly offset by 19 percent lower U.S. natural gas prices contributed to the improvement.

        Worldwide crude oil and natural gas liquids production of 414,000 barrels per day (bpd) was down 5 percent from 436,000 bpd in 1994. The net realized crude oil price averaged $16.57 per barrel, up 10 percent from $15.10 in 1994. Worldwide natural gas deliveries were 1,242 million cubic feet per day (mmcfd) compared to 1,347 mmcfd in 1994. Natural gas prices averaged $1.85 per million cubic feet, down from $2.11 in the prior year.

        Downstream earnings of $185 million were down 6 percent from $197 million in 1994. Excluding nonrecurring charges, earnings of $191 million were down 19 percent from $235 million in the prior year due to depressed worldwide refining margins partly offset by higher refinery volumes and lower costs. Total feedstocks processed at the refineries increased 4 percent in 1995 to 721,000 bpd from 696,000 bpd in 1994.

        1994 versus 1993

        Sales were up 7 percent compared to 1993 due to increased U.S. refinery production. Lower worldwide crude oil prices and natural gas prices in the United States held down the increase. Earnings of $680 million in 1994 were down 16 percent from $812 million in the prior year. 1994 earnings included a net charge of $26 million as a result of a $127 million international tax benefit offset by a $95 million write-down of North Sea oil properties to be sold, and $58 million of employee separation costs. 1993 earnings included a net gain of $69 million related to a $230 million benefit due to tax law changes, partly offset by property dispositions and restructuring charges of $161 million. After adjusting for these nonrecurring items, earnings were $706 million in 1994, down 5 percent from $743 million in 1993.

        Outlook

        Conoco is positioned to perform well in a very competitive environment, as a result of continuing productivity improvements and its successful strategy of focusing on core businesses, growing in selected new areas of opportunity, and leveraging its resources through joint ventures and alliances.

           [CHART APPEARS HERE]

                   SALES
              ($ in Billions)

        1993       1994      1995
        ----       ----      ----

        15.8       16.8      17.7


                   ATOI
             ($ in Millions)

        1993       1994      1995
        ----       ----      ----

        812        680       655

    See Industry Segment Information
    (Note 28 to Financial Statements).

Chemicals manufactures a wide range of commodity and specialty products, including titanium dioxide, fluorochemicals and polymer intermediates used in the paper, plastics, chemical processing, refrigeration, textile and environmental management industries.

Chemicals increased revenue and significantly improved profitability as its businesses expanded strategically in worldwide markets, led by Ti-Pure(R) titanium dioxide (TiO2) and Specialty Chemicals businesses.

        Specialty Chemicals realized record earnings in 1995. Increases in sales volumes and prices coupled with a continued emphasis on fixed-cost productivity led to increased profitability. Capital projects are underway for the Terathane(R) polytetramethylene ether glycol and tetrahydrofuran businesses (see page 17*) and for hydrogen peroxide and sodium cyanide. Other plants are undertaking projects to improve efficiency and operating rates. In 1995, a letter of intent was signed to form a 50-50 joint venture in Ghent, Belgium, to manufacture and market a widely used industrial solvent, n-methyl, 2-pyrrolidone
(NMP). Market opportunities for NMP are growing as it can replace solvents that are being phased out for environmental reasons. The 10,000-ton-per-year Ghent plant is scheduled to start up in 1997. DuPont's new facilities in Asturias, Spain, will provide a major ingredient for NMP.

        Prices for Ti-Pure(R) continued to recover worldwide from the lows of the early 1990s. Building on its position as the world's leading TiO2 producer, DuPont significantly expanded its presence in Europe and Asia Pacific. A new technical service center opened in the fall in Mechelen, Belgium, to support the growing number of customers in the region. The newest TiO2 plant, in Kuan Yin, Taiwan, is helping build DuPont's reputation as a premier local supplier to Asia Pacific customers. The Ti-Pure(R) business continued its aggressive capacity expansion program to meet demand and is on track toward its objective of 185,000 tons of new capacity by 1997. This 25 percent increase in supply will be achieved through improvements at existing plants and the full-scale operation of Kuan Yin. In 1995, 24 percent of sales were from new grades of TiO2 such as Ti-Pure(R) R-706, a multipurpose pigment for the coatings industry and Ti-Pure(R) RPS VantageTM for the paper industry.

        In Fluorochemicals, DuPont ended production of chlorofluorocarbons
(CFCs) in developed nations in 1994, except for the United States where the government had requested the company to continue production of CFCs to service existing refrigeration and air conditioning equipment. Having fulfilled that request, DuPont ceased U.S. production of CFCs at the end of 1995. With the phaseout of CFC production in developed countries, DuPont's hydrochlorofluorocarbon (HCFC) and hydrofluorocarbon (HFC) alternative

                                                                       Chemicals

      *This information is not incorporated by reference in this Report.

products are critical in achieving a rapid transition from CFCs. These products meet safety, environmental and performance criteria in existing systems designed for CFCs as well as in new systems. DuPont CFC alternative products include Suva(R) refrigerants, Dymel(R) aerosol propellants, Formacel(R) foam blowing agents, Vertrel(R) cleaning solvents and FETM fire extinguishing agents. In 1995, DuPont commercialized Vertrel(R) XF, a zero-ozone-depleting HFC for precision cleaning applications. A second plant is being constructed for HFC-152a production at Corpus Christi, Texas, to meet rising demand for this product, especially in the aerosol market. This plant is scheduled for startup in late 1996.

        1995 versus 1994

        Sales of $4.2 billion were up 11 percent, reflecting 9 percent higher prices and 2 percent higher volumes. After-tax operating income (ATOI) was $659 million, up 71 percent from the $386 million earned in 1994, principally due to improvement in TiO2 and specialty chemicals. Excluding nonrecurring items, ATOI was $649 million, up 66 percent.

        1994 versus 1993

        Sales of $3.8 billion were up 6 percent on higher volumes, with most of the gains attributable to markets outside the United States. While prices were trending upward during the second half of 1994, average selling prices were slightly below 1993 levels. ATOI was $386 million, up 133 percent from the prior year, which included $116 million in nonrecurring charges, principally for asset write-downs and facility shutdowns. Excluding nonrecurring charges from both years, earnings were $391 million, up 39 percent.

        Outlook

        Continuing emphasis on cost efficiency, new products, new technologies and growth in new markets should keep the Chemicals segment on the track of worldwide profitable growth. In Specialty Chemicals, a combination of new plant capacity and improved plant utilization is a positive development, along with the new Terathane(R) technology. In Fluorochemicals, demand for CFC alternatives should be an important factor following production shutdowns at CFC facilities. Ti-Pure(R) will continue to benefit from market leadership and new regional manufacturing facilities.


           [CHART APPEARS HERE]

                   SALES
              ($ in Billions)

        1993       1994      1995
        ----       ----      ----

         3.5        3.8       4.2


                   ATOI
             ($ in Millions)

        1993       1994      1995
        ----       ----      ----

         166        386       659

    See Industry Segment Information
    (Note 28 to Financial Statements).

Engineering polymers, elastomers, fluoropolymers, ethylene polymers, finishes and performance films are produced to serve industries including packaging, construction, chemical processing, electrical, paper, textiles and transportation. This group includes the automotive businesses, which are engaged in manufacturing and marketing more than 100 DuPont product lines used by the automotive industry.

Polymers completed the year with record sales and earnings as businesses continued to develop strong leadership positions in their respective high-growth, end-use markets. The results reflected several factors, including cost reduction, worldwide economic growth and new products meeting customer needs for higher performance materials. Improvements were led by Elastomers, Packaging & Industrial Polymers and Engineering Polymers.

        In Engineering Polymers, a new $100 million plant in Singapore producing Zytel(R) nylon 6,6 resins came on stream in mid-1995. With this facility, DuPont became the first supplier to manufacture and compound nylon 6,6 resins in all the major regions of Europe, Asia and the Americas. Engineering Polymers did especially well in Europe, where revenue grew substantially and cost reduction contributed to excellent bottom-line results.

        Elastomers sales and earnings increased to record levels. During 1995, progress continued in the formation of a joint venture with Dow Chemical Company for the discovery, development, production and sale of thermoset and thermoplastic elastomer products, with operations scheduled to begin in the first half of 1996. The products are used in applications such as automotive hose and tubing, construction roofing, chemical processing and wire and cable insulation. Products contributed by DuPont include neoprene and Hypalon(R) synthetic rubber.

        Packaging & Industrial Polymers delivered increased earnings for the third consecutive year by focusing on its core strengths and customer needs. Results were buoyed by strong market conditions and continuing efforts to enhance cost-effectiveness. Growth through technological innovation and partnering with customers in development of product improvements helped the business achieve greater sales of higher-value products.

        Fluoropolymers, which includes Teflon(R) and Tefzel(R) fluoropolymers, and Tedlar(R) polyvinyl fluoride films achieved continued growth in revenues and earnings, with particular strength in the United States and Europe. The product mix is moving toward higher-margin copolymer products, used in a variety of engineering applications.


                                                                    Polymers

        Automotive completed another solid year, with record earnings despite slower growth in U.S. motor vehicle production and a weaker automotive aftermarket. Growth in the U.S. paints and coatings industry slowed markedly, from 7 percent in 1994 to 2 percent in 1995. However, overall revenues grew 8 percent, buoyed by expanding markets in Europe, Asia Pacific and South America. DuPont doubled its interest, to 46 percent, in the restructured Renner DuPont joint venture serving automotive and industrial finishes markets in South America.

        1995 versus 1994

        Polymers segment sales of $7 billion were 11 percent above 1994, reflecting 6 percent higher selling prices and 5 percent higher volume. After-tax operating income (ATOI) was $841 million, up 17 percent from $717 million in 1994, reflecting improvement in most businesses. Elastomers and Packaging & Industrial Polymers had the greatest year-over-year gains. Excluding nonrecurring items, principally $38 million for estimated costs in connection with recent settlements of nationwide class-action plumbing systems lawsuits, Polymers full-year earnings were $876 million, up 24 percent.

        1994 versus 1993

        Segment sales of $6.3 billion were up 8 percent over 1993 and, after adjusting for businesses divested in 1993, were up 12 percent. This reflects 13 percent higher sales with increases in all regions, partly offset by 1 percent lower selling prices. ATOI was $717 million, up 305 percent. This includes significantly improved results for Engineering Polymers, Packaging & Industrial Polymers, Elastomers, Fluoropolymers, and Automotive. Excluding nonrecurring items from both years, earnings were $706 million, up 108 percent from the $340 million earned in 1993. This reflects higher sales volume and lower costs across most businesses, with a significant earnings improvement from Europe.

        Outlook

        Polymers will continue to seek opportunities for profitable growth worldwide, while focusing on improving productivity and innovation to meet customer needs. Primary growth areas will continue to be Asia Pacific and Europe. It is expected that business in North America will improve from recent levels but will not match growth rates in other parts of the world.

            [CHART APPEARS HERE]

                   SALES
              ($ in Billions)

        1993       1994       1995
        ----       ----       ----

        5.9         6.3        7.0


                    ATOI
              ($ in Millions)

        1993       1994       1995
        ----       ----       ----

         177        717        841

    See Industry Segment Informationn
    (Note 28 to Financial Statements).

    FINANCIAL INFORMATION

25  Management's Discussion and Analysis

32  Responsibilities for Financial Reporting

33  Report of Independent Accountants

    FINANCIAL STATEMENTS

34    Consolidated Income Statement

35    Consolidated Balance Sheet

36    Consolidated Statement of Stockholders' Equity

37    Consolidated Statement of Cash Flows

38    Notes to Financial Statements

58  Supplemental Petroleum Data

64  Quarterly Financial Data

64  Consolidated Geographic Data

65  Five-Year Financial Review

24                                    DuPont

                     Management's Discussion and Analysis

     This review and discussion of financial performance should be read in conjunction with the letter to stockholders (pages 1-3),
      segment reviews (pages 6-23) and consolidated financial statements
                                (pages 34-57).

Stock Redemption from Seagram

In April 1995, the company redeemed 156 million of its common shares from Seagram for $8,775 million ($56.25 per share), including warrants valued at $439 million. Later in the second quarter the company sold approximately 27.3 million new shares for $1,747 million (average price of $63.90 per share) which was used to reduce debt incurred to finance the redemption. As a result of these transactions, average shares outstanding in 1995 were 14 percent lower than in 1994. The net effect of the redemption, after reflecting the cost of debt incurred to finance this transaction, was to increase earnings per share by about 10 percent in 1995. (See Note 20 to the Consolidated Financial Statements for additional details.)

Joint Venture Formation and Divestitures

In January 1995, DuPont and Dow Chemical announced their intention to form a joint venture for the discovery, development, production and sale of thermoset and thermoplastic elastomer products. DuPont will contribute six of its elastomer products including the neoprene and Hypalon(R) synthetic rubber businesses. The venture is expected initially to have annual sales of approximately $1 billion.

     In May 1995, the company announced its plans to sell its medical products businesses to reduce debt incurred for the Seagram share redemption. The company has agreed to sell its In-Vitro Diagnostics business to Dade International of Deerfield, Illinois, and its Diagnostic Imaging business to the Houston-based Sterling Group, Inc. Sales agreements are expected to be reached in 1996 for the two smaller remaining medical products businesses. Company earnings from ongoing operations will not be materially affected by the sales of the medical products businesses.

Analysis of Operations

SALES

Sales in 1995 were $42.2 billion, up 7 percent from 1994. Petroleum segment sales increased 5 percent to $17.7 billion. Chemicals and Polymers segments were each up 11 percent, while Fibers and Diversified Businesses segments each increased 7 percent versus last year. Sales for the combined chemicals and specialties segments (Chemicals, Fibers, Polymers and Diversified Businesses) increased 9 percent to $24.5 billion. This reflects, on average, 5 percent higher selling prices and 4 percent higher sales volume versus 1994. It is estimated that about 40 percent of the revenue benefit from higher selling prices was attributable to the currency effect of a weaker U.S. dollar. Sales gains were greatest in Europe and Asia, up 19 percent and 18 percent, respectively, principally reflecting sales growth in the Chemicals and Polymers segments. In North America, revenue growth was below the worldwide average as sales in the United States and Canada grew 4 percent and 8 percent, respectively, while sales in Mexico decreased 25 percent due to a substantial devaluation in the Mexican peso.

     Sales in 1994 were $39.3 billion, up 6 percent from 1993. Petroleum segment sales increased 7 percent, while the combined chemicals and specialties segments were up 6 percent. The chemicals and specialties segments sales increase was 8 percent after adjusting for businesses acquired and divested, reflecting
9 percent higher sales volume, with improvements in every region. Europe was particularly strong, with sales volume up 14 percent, reflecting the economic recovery in that region. Selling prices, while trending upward in 1994, still averaged 1 percent below average 1993 levels. Full-year currency effect on 1994 average prices versus 1993 was negligible.

EARNINGS

Net income in 1995 was $3,293 million versus $2,727 million in 1994, as record results were achieved across a broad span of businesses, most significantly in white pigments, agricultural products, aramid fiber products, pharmaceuticals, and specialty chemicals. 1995 net income included net nonrecurring charges of $114 million, principally from costs associated with product liability litigation, and about $190 million of interest expense related to the stock redemption from Seagram. 1994 included net nonrecurring charges of $48 million. Excluding these items, earnings increased 30 percent.

                                    DuPont                                  25

                     Management's Discussion and Analysis

     Earnings per share totaled $5.61 versus $4.00 in 1994. Excluding nonrecurring items from both years, 1995 earnings per share were $5.81 up
43 percent from $4.07 earned in 1994. Approximately one-third of this improvement resulted from the stock redemption from Seagram. The remaining two-thirds principally reflects higher volumes and selling prices in the chemicals and specialties segments, partly offset by higher costs. Higher other income from joint ventures and insurance recoveries related to environmental remediation also contributed to the earnings improvement. Petroleum earnings before nonrecurring charges were essentially unchanged as higher oil prices and lower costs were offset by lower U.S. gas prices and weaker worldwide downstream margins.

     Net income in 1994 was $2,727 million, or $4.00 per share, compared to $555 million, or $.81 per share, in 1993. Results in 1993 included nonrecurring items--principally for restructuring, write-down of intangible assets, product liability charges, asset sales and benefits from tax law changes--which totaled a net charge of $1.65 per share. For similar nonrecurring items in 1994, the total net charge was $.07 per share. Excluding these charges from both years, 1994 earnings were $2,775 million, or $4.07 per share, versus $1,677 million, or $2.46 per share, in 1993, up 65 percent. This increase principally reflects improvements in the chemicals and specialties segments from higher sales volume, lower fixed costs and a slightly lower tax rate. The coal business improved, reflecting a full year of normal operations, as compared to prior year results, which had been adversely affected by United Mine Workers strikes. Petroleum segment earnings were lower, principally reflecting reduced worldwide downstream refined product margins and the adverse impact of refinery downtime, partly offset by better results in upstream operations.

TAXES ($ in millions)
------------------------------------------------------------
                                     1995     1994     1993
                                    ------   ------   -----
Income tax expense                  $2,097   $1,655   $ 392
Effective income tax rate (EITR)      38.9%    37.8%   40.9%
------------------------------------------------------------

Over the last three years, the company's EITR exceeded the U.S. statutory rate of 35 percent, principally because of the higher tax rates associated with petroleum production operations outside the United States. The 1995 EITR increased about 1 percentage point from the prior year, which reflected a tax benefit related to a change in the tax status resulting from a transfer of properties among certain North Sea affiliates; no such benefit is reflected in 1995. The 1995 EITR reflects a lower effective tax rate for the chemicals and specialties segments versus prior year, principally due to a lower effective tax rate on foreign earnings. The decrease in the 1994 EITR versus 1993 reflected a lower effective tax rate for chemicals and specialities segments, and a lower proportion of higher-taxed petroleum earnings to total company earnings.

     The company paid total taxes of $8.3 billion in 1995, compared to $7.5 billion in 1994 and $6.4 billion in 1993. 1995 total tax payments were higher than 1994, reflecting higher taxes on income and higher petroleum excise taxes outside the United States. Tax payments in 1994 were higher than 1993, reflecting higher taxes on income and higher gas and oil excise taxes.

Financial Condition and Cash Flows

FINANCIAL CONDITION

Borrowings at year-end 1995 were $11.7 billion, as compared to $7.6 billion and $9.3 billion in 1994 and 1993, respectively. Borrowings reached a high of $16.2 billion when the company borrowed $8.3 billion through sales of commercial paper to finance the stock redemption from Seagram. Borrowings were subsequently reduced with funds from operations and $1.7 billion of proceeds from equity offerings.

     Subsequent to the stock redemption, Moody's Investors Service (Moody's) lowered its rating on the company's senior long-term debt to Aa3 from Aa2. The company's commercial paper rating was not under review and was affirmed at Prime-1 by Moody's. Standard & Poor's (S&P) lowered its rating on the company's senior debt and preferred stock to AA- from AA and affirmed its commercial paper rating of A-1+. The ratings outlook by S&P remains negative. The company does not expect that these changes, or any prospective change in its credit ratings as a result of the stock redemption from Seagram, will have a material impact on its interest and debt expense or on its access to borrowings.

26                                DuPont

                     Management's Discussion and Analysis

     The debt ratio* at year-end 1995 was 58 percent, versus 37 percent in 1994. The company's goal is to reduce the debt ratio to about 45 percent by year-end 1996 through a combination of internally generated funds and about $2 billion in asset sales, including proceeds from the sales of the Medical Products businesses and formation of the elastomers joint venture with Dow.

CASH PROVIDED BY OPERATIONS

Cash provided by operations totaled $6.8 billion in 1995, about $1.1 billion more than in 1994. The increase was largely the result of reductions in net operating investment during 1995, principally, lower inventories and higher deferred income taxes, combined with higher net income. As shown on the Consolidated Statement of Cash Flows, net income in 1995, adjusted for noncash charges and credits, was up about $350 million. This includes charges for depreciation, depletion and amortization which were lower by about $250 million in 1995, principally due to reduced write-downs of assets and generally lower petroleum production volumes.

     In 1994, cash provided by operations totaled $5.7 billion, about $300 million more than in 1993. In substance, the increase was the result of higher net income partly offset by higher cash payments for restructuring. Net income in 1994, adjusted for noncash charges and credits, was up $1.3 billion over that of 1993. Noncash charges in 1993 included asset write-downs and write-offs as part of that year's restructuring program.

CAPITAL EXPENDITURES

Capital expenditures of $3.5 billion in 1995, including investments in affiliates, were 11 percent above last year. In 1994, capital expenditures of $3.1 billion were 15 percent lower than in 1993.

     In the Petroleum segment, capital expenditures were $1.7 billion, up from $1.6 billion in 1994. The most significant Petroleum expenditures in 1995 were for completing the development of the Heidrun field in the Norwegian Sea, beginning development of the Britannia field, installing a vacuum unit in the Humber refinery in the United Kingdom, constructing the Melaka refinery in Malaysia and modifying the Lake Charles, Louisiana, refinery in support of the hydrocracker joint venture with Pennzoil.

     For the chemical and specialties segments, capital spending was $1.8 billion in 1995, up from $1.5 billion in 1994. In the United States, the company made significant expenditures to increase manufacturing capacity of Lycra(R) brand spandex, Kapton(R) polyimide and Mylar(R) polyester films, and specialty nylon yarns for airbags, as well as to modernize Zytel(R) engineering polymers processes. The company continued to strengthen and grow strategic businesses outside the United States. This included projects for Ti-Pure(R) TiO2 in the Asia Pacific region, THF/Terathane(R) polyether glycol in Spain, Tynex(R) nylon monofilament in India and China, and Zytel(R) nylon 6,6 resins in Singapore. Investments in affiliates increased nearly $70 million over 1994 as the company expanded and created several joint ventures, particularly in the Asia Pacific region and South America.

     The company expects capital expenditures in the range of $3.8 to $4.0 billion in 1996. The increase over 1995 levels is necessary to complete refinery projects begun in 1995 and to expand production in the fast-growing economies of Asia and Latin America.

PROCEEDS FROM SALES OF ASSETS

Proceeds from sales of assets were $337 million in 1995, versus $432 million in 1994 and $1.2 billion in 1993. The sale of petroleum properties, none individually significant, contributed $244 million of the 1995 total. Most of the balance came from the sale of the company's interest in a Speciality Chemicals joint venture in Japan and the sale of excess real estate. In 1994, $212 million came from the sale of petroleum properties with the balance coming principally from sales of the Sclair(R), petroleum additives and Selar(R) businesses. 1993 proceeds included $270 million from connector systems, $280 million from acrylics and $300 million from the sale of the Remington Arms Company.

DIVIDENDS

Dividends per share of common stock in 1995 were $2.03, versus $1.82 in 1994 and $1.76 in 1993. The company increased the regular

--------------------------------------------------------------------------------
* Total short- and long-term borrowings and capital lease obligations divided by the sum of these amounts plus stockholders' equity and minority interests in consolidated subsidiaries.

                                   DuPont                                     27

                     Management's Discussion and Analysis

quarterly dividend from $.47 per share to $.52 per share in the second quarter of 1995. Despite the increase in the quarterly dividend rate, total dividends paid in 1995 were 4 percent lower than in 1994 due to the stock redemption from Seagram. This reduction in dividends paid, coupled with the increase in funds from operations, resulted in a common stock dividend payout in relation to cash provided by operations of 18 percent in 1995, as compared to 22 percent in 1994 and 1993.

WORKING CAPITAL INVESTMENT

Working capital investment (excluding cash and cash equivalents, marketable securities, and short-term borrowings and capital lease obligations) decreased about $800 million in 1995. This is largely the result of lower inventories and miscellaneous notes receivable, increases in liabilities for hedging activities (see first paragraph under "Foreign Currency") and higher interest payable for borrowings required to fund the redemption of common stock from Seagram.

     In 1994, working capital investment increased about $700 million, principally due to accounts receivable and inventory increases related to the exchange effect of a weaker U.S. dollar and a decrease in other accrued liabilities resulting from cash payments for Benlate(R) 50 DF fungicide settlements and for restructuring. These increases in investment were partially offset by higher accounts payable and a decrease in deferred tax asset balances as tax benefits were realized during the year.

     The ratio of current assets to current liabilities, including cash and cash equivalents, marketable securities, short-term borrowings and capital lease obligations, at year-end 1995 was 0.9:1, as compared to 1.5:1 in 1994 and 1.2:1 in 1993. The decrease in the current ratio from 1994 to 1995 is the result of largely using short-term debt to finance the share redemption from Seagram.

Financial Instruments

DERIVATIVES AND OTHER HEDGING INSTRUMENTS

Under procedures and controls established by the company's Financial Risk Management Framework, the company enters into contractual arrangements (derivatives) in the ordinary course of business to hedge its exposure to foreign currency, interest rate and commodity price risks. The counterparties to these contractual arrangements are major financial institutions. Although the company is exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance.

FOREIGN CURRENCY

The company routinely uses forward exchange contracts to hedge its net exposures, by currency, related to the foreign currency denominated monetary assets and liabilities of its operations. The primary business objective of this hedging program is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.

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

INTEREST RATE

The company uses a combination of financial instruments, including interest rate swaps, interest and principal currency swaps and structured medium-term financings, as part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

28                                 DuPont

                     Management's Discussion and Analysis

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

     Under interest and principal currency swaps, the company receives predetermined foreign currency-denominated payments corresponding, both as to timing and amount, to the fixed or floating interest rate and fixed principal amounts to be paid by the company under concurrently issued foreign currency-denominated bonds. In return, the company pays U.S. dollar interest and a fixed U.S. dollar principal amount to the counterparty thereby effectively converting the foreign currency-denominated bonds into U.S. dollar-denominated obligations for both interest and principal. Interest and principal currency swaps allow the company to be fully hedged against fluctuations in currency exchange rates and foreign interest rates and to achieve U.S. dollar fixed or floating interest rate payments below the market interest rate, at the date of issuance, for borrowings of comparable maturity.

     Structured medium-term financings consist of a structured medium-term note and a concurrently executed structured medium-term swap which, for any and all calculations of the note's interest and/or principal payments over the term of the note, provide a fully hedged transaction such that the note is effectively converted to a U.S. dollar-denominated fixed or floating interest rate payment. Structured medium-term swaps allow the company to be fully hedged against fluctuations in exchange rates and interest rates and to achieve U.S. dollar fixed or floating interest rate payments below the market interest rate, at the date of issuance, for borrowings of comparable maturity.

COMMODITY HEDGES AND TRADING

The company enters into exchange-traded and over-the-counter commodity futures contracts to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases.

     Commodity trading in petroleum futures contracts is a natural extension of cash market trading and is used to physically acquire a portion of North America refining crude supply requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of reducing exposure to the price risk inherent in the petroleum business. Typically, trading is conducted to manage price risk around near-term supply requirements. Occasionally, as market views and conditions allow, longer-term positions will be taken to manage price risk for the company's equity production (crude and natural gas) or net supply requirements. The company's use of futures contracts reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while limiting, somewhat, the benefits of favorable short-term price movements.

     From time to time, on a limited basis, the company also purchases and sells petroleum-based futures contracts for trading purposes. After-tax gain/loss from such trading has not been material.

     Additional details on these and other financial instruments are set forth in Note 25 to the financial statements.

Environmental Matters

DuPont operates manufacturing facilities, petroleum refineries, natural gas processing plants and product-handling and distribution facilities around the world. Each facility is significantly affected by a broad array of laws and regulations relating to the protection of the environment, and it is the company's policy to fully meet or exceed legal and regulatory requirements wherever it operates. Although some risk to the environment is associated with the company's operations, as it is with other companies engaged in similar operations, facilities are run in accordance with the highest standards of safe operation regardless of where they are located even though those standards may exceed the requirements of local law. DuPont has also implemented voluntary programs to reduce air emissions, curtail the generation of hazardous waste, decrease the volume of wastewater discharges and improve the efficiency of energy use. The cost of complying

                                  DuPont                                    29

                     Management's Discussion and Analysis

with increasingly complex environmental laws and regulations, as well as the company's own internal programs, is significant and will continue to be so for the foreseeable future. It is not, however, expected to have a material impact on the company's competitive or financial position. The enactment of broader or more stringent environmental laws or regulations in the future, however, could lead to an upward reassessment of the potential environmental costs discussed below.

     In 1995 DuPont spent about $300 million for environmental capital projects either required by the law or necessary to meet the company's internal waste elimination and pollution prevention goals. The company currently estimates expenditures for environmental-related capital projects will total $400 million in 1996. Significant capital expenditures may be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the 1990 Amendments to the Clean Air Act (CAA), although thus far expenditures related to the CAA Amendments have been relatively modest, amounting to about $2 million in 1995. Considerable uncertainty will remain, however, with regard to future estimates of capital expenditures until all new CAA regulatory requirements are known. Related capital costs over the next two years are currently estimated to total approximately $6 million.

     Estimated pretax environmental expenses charged to current operations totaled about $800 million, before insurance recoveries, in 1995 as compared to $950 million in 1994 and $1 billion in 1993. These expenses include the remediation accruals discussed below, operating, maintenance and depreciation costs for solid waste, air and water pollution control facilities and the costs of environmental research activities. The largest of these expenses resulted from the operation of wastewater treatment facilities and solid waste management facilities, each of which accounted for about $200 million. About 80 percent of total annual expenses resulted from the operations of the company's Chemicals, Fibers, Polymers and Diversified Businesses segments in the United States.

REMEDIATION ACCRUALS

DuPont accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against third parties and are not discounted. Much of this liability results from the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund), the Resource Conservation and Recovery Act (RCRA) and similar state laws that require the company to undertake certain investigative and remedial activities at sites where the company conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual includes a number of sites identified by the company that may require environmental remediation but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next one to two decades the company may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 1995.

     It is difficult to develop reasonable estimates of future CERCLA and RCRA site remediation costs because of the inherent uncertainty associated with the remediation process. Remediation activities tend to occur over a relatively long period of time and vary in cost substantially from site to site depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies and the presence or absence of potentially liable third parties. Nevertheless, the company's assessment of such costs is a continuous process that takes into account the relevant factors affecting each specific site. At December 31, 1995, the company's balance sheet included an accrued liability of $602 million as compared to $616 million and $522 million at year-end 1994 and 1993, respectively. Approximately 77 percent of the company's environmental reserve at December 31, 1995 was attributable to RCRA and similar remediation liabilities and 23 percent to CERCLA liabilities. During 1995, remediation accruals of $82 million, offset by $161 million in insurance proceeds, resulted in a credit to income of $79 million, compared to accruals of $185 million and $183 million in 1994 and 1993, respectively.

30                                 DuPont

                     Management's Discussion and Analysis

REMEDIATION EXPENDITURES

RCRA extensively regulates the treatment, storage and disposal of hazardous waste. The law requires that companies operating hazardous waste treatment, storage or disposal facilities be permitted and must, as part of such permit, undertake an assessment of environmental conditions at the facility. If conditions warrant, the companies may be required to remediate contamination caused by prior operations. The RCRA corrective action program has a substantially different effect on the company than does CERCLA in that the cost of RCRA corrective action activities is typically borne solely by the company. The company anticipates that significant ongoing expenditures for RCRA corrective actions may be required over the next two decades, although annual expenditures for the near term are not expected to vary significantly from the range of such expenditures over the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly. The company's expenditures associated with RCRA and similar remediation activities were approximately $94 million in 1995, $70 million in 1994 and $90 million in 1993.

     The company from time to time receives requests for information or notices of potential liability from the Environmental Protection Agency (EPA) and state environmental agencies alleging that the company is a "potentially responsible party" (PRP) under CERCLA or an equivalent state statute. In addition, the company has on occasion been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various waste treatment or disposal sites that typically are not company owned but allegedly contain wastes attributable to the company's past operations. As of December 31, 1995, the company had been notified of potential liability under CERCLA or state law at about 327 sites around the United States. The remediation process is actively under way at one stage or another at about 158 of those sites. In addition, the company has resolved its liability at 73 sites, either by completing remedial actions with other PRPs or by participating in "de minimis buyouts" with other PRPs whose waste, like the company's, represented only a small fraction of the total waste present at a site. The company received notice of potential liability at 16 new sites during 1995 compared with 17 similar notices in 1994 and 24 in 1993. The company's expenditures associated with CERCLA and similar state remediation activities were approximately $25 million in 1995, $21 million in 1994 and $36 million in 1993.

     For most Superfund sites, the company's potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to the company versus that attributable to all other PRPs is relatively low. The process of estimating CERCLA remediation costs, the financial viability of other PRPs and the PRPs' respective shares of liability is ongoing, and, thus far, the estimates have not been subject to material uncertainty or dispute. Moreover, other PRPs at sites where the company is a party typically have the financial strength to meet their obligations and, where they do not, or where certain PRPs cannot be located, the company's own share of liability has not materially increased. The company's general experience has been that, in most cases, its share of estimated costs at any given site has trended downward over time. There are relatively few sites where the company is a major participant, and neither the cost to the company of remediation at those sites, nor at all CERCLA sites in the aggregate, is expected to have a material impact on the competitive or financial position of the company.

     Total expenditures for previously accrued remediation activities under CERCLA, RCRA and similar state laws were $119 million in 1995, $91 million in 1994 and $126 million in 1993. Although future remediation expenditures in excess of current reserves is possible, the effect on future financial results is not subject to reasonable estimation because of the considerable uncertainty that exists as to the cost and timing of expenditures. The company is actively pursuing claims against insurers with respect to CERCLA and RCRA liabilities.

                                   DuPont                                     31

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

     The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal accounting controls at December 31, 1995 meets the objectives noted above.

     The financial statements have been audited by the company's independent accountants, Price Waterhouse LLP. The purpose of their audit is to independently affirm the fairness of management's reporting of financial position, results of operations and cash flows. To express the opinion set forth in their report, they study and evaluate the internal accounting controls to the extent they deem necessary. Their report is shown on page 33. The adequacy of the company's internal accounting controls and the accounting principles employed in financial reporting are under the general oversight of the Audit Committee of the Board of Directors. This Committee also has responsibility for employing the independent accountants, subject to stockholder ratification. No member of this Committee may be an officer or employee of the company or any subsidiary or affiliated company. The independent accountants and the internal auditors have direct access to the Audit Committee, and they meet with the Committee from time to time, with and without management present, to discuss accounting, auditing and financial reporting matters.

                                              /s/ John A. Krol
                                              John A. Krol
                                              President
                                              and Chief Executive Officer

                                              /s/ Charles L. Henry
                                              Charles L. Henry
                                              Executive Vice President
                                              DuPont Finance
                                              and Chief Financial Officer
                                              February 15, 1996

32                                DuPont

                       Report of Independent Accountants

To the Stockholders and the Board of Directors of
E. I. du Pont de Nemours and Company

In our opinion, the consolidated financial statements appearing on pages 34-57 of this Annual Report present fairly, in all material respects, the financial position of E. I. du Pont de Nemours and Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                /s/Price Waterhouse LLP
                                Price Waterhouse LLP
                                Thirty South Seventeenth Street
                                Philadelphia, Pennsylvania 19103
                                February 15, 1996

                              DuPont                                        33

                             Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries

Consolidated Income Statement
(Dollars in millions, except per share)

----------------------------------------------------------------------------------------------------
                                                                         1995       1994       1993
                                                                       -------    -------    -------
Sales*                                                                 $42,163    $39,333    $37,098
Other Income (Note 2)                                                    1,099        913        743
                                                                       -------    -------    -------
    Total                                                               43,262     40,246     37,841
                                                                       -------    -------    -------
Cost of Goods Sold and Other Operating Charges                          23,499     21,977     21,624
Selling, General and Administrative Expenses                             2,995      2,875      3,081
Depreciation, Depletion and Amortization                                 2,722      2,976      2,833
Exploration Expenses, Including Dry Hole Costs and
  Impairment of Unproved Properties                                        331        357        361
Research and Development Expense                                         1,067      1,047      1,132
Interest and Debt Expense (Note 3)                                         758        559        594
Taxes Other Than on Income* (Note 4)                                     6,596      6,215      5,423
Restructuring (Note 5)                                                     (96)      (142)     1,621
Write-Down of Intangible Assets (Note 5)                                     -          -        214
                                                                       -------    -------    -------
    Total                                                               37,872     35,864     36,883
                                                                       -------    -------    -------
Earnings Before Income Taxes                                             5,390      4,382        958
Provision for Income Taxes (Note 6)                                      2,097      1,655        392
                                                                       -------    -------    -------
Income Before Extraordinary Item                                         3,293      2,727        566
Extraordinary Charge from Early Extinguishment of Debt (Note 7)              -          -        (11)
                                                                       -------    -------    -------
Net Income                                                             $ 3,293    $ 2,727    $   555
                                                                       =======    =======    =======
Earnings Per Share of Common Stock (Note 8)
     Income Before Extraordinary Item                                  $  5.61    $  4.00    $   .83
     Extraordinary Charge from Early Extinguishment of Debt (Note 7)         -          -       (.02)
                                                                       -------    -------    -------
     Net Income                                                        $  5.61    $  4.00    $   .81
                                                                       =======    =======    =======

* Includes petroleum excise taxes of $5,655, $5,291 and $4,477 in 1995, 1994 and 1993, respectively.

                              See pages 38-57 for Notes to Financial Statements.

34                                   DuPont

                             Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries

Consolidated Balance Sheet
(Dollars in millions, except per share)

--------------------------------------------------------------------------------------
December 31                                                           1995     1994
--------------------------------------------------------------------------------------
Assets
Current Assets
Cash and Cash Equivalents (Note 9)                                  $ 1,408    $   856
Marketable Securities (Note 9)                                           47        253
Accounts and Notes Receivable (Note 10)                               4,912      5,213
Inventories (Note 11)                                                 3,737      3,969
Prepaid Expenses                                                        276        259
Deferred Income Taxes (Note 6)                                          575        558
                                                                    -------    -------
     Total Current Assets                                            10,955     11,108
                                                                    -------    -------
Property, Plant and Equipment (Note 12)                              50,385     48,838
Less: Accumulated Depreciation, Depletion and Amortization           29,044     27,718
                                                                    -------    -------
                                                                     21,341     21,120
                                                                    -------    -------
Investment in Affiliates (Note 13)                                    1,846      1,662
Other Assets (Notes 6 and 14)                                         3,170      3,002
                                                                    -------    -------
Total                                                               $37,312    $36,892
                                                                    =======    =======

Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable (Note 15)                                          $ 2,636    $ 2,734
Short-Term Borrowings and Capital Lease Obligations (Note 16)         6,157      1,292
Income Taxes (Note 6)                                                   470        409
Other Accrued Liabilities (Note 17)                                   3,468      3,130
                                                                    -------    -------
     Total Current Liabilities                                       12,731      7,565
Long-Term Borrowings and Capital Lease Obligations (Note 18)          5,678      6,376
Other Liabilities (Note 19)                                           8,454      8,438
Deferred Income Taxes (Note 6)                                        1,783      1,494
                                                                    -------    -------
     Total Liabilities                                               28,646     23,873
                                                                    -------    -------
Minority Interests in Consolidated Subsidiaries                         230        197
                                                                    -------    -------
Stockholders' Equity (see page 36)
Preferred Stock                                                         237        237
Common Stock, $.60 par value; 900,000,000 shares authorized;
     Issued at December 31, 1995--735,042,724; 1994--681,004,944        441        408
Additional Paid-In Capital                                            8,689      4,771
Reinvested Earnings                                                   9,503      7,406
Common Stock Held in Trust for Unearned Employee
     Compensation and Benefits, at Market
     (Shares: December 31, 1995--23,546,176)                         (1,645)         -
Common Stock Held in Treasury, at Cost
     (Shares: December 31, 1995--156,000,000)                        (8,789)         -
                                                                    -------    -------
     Total Stockholders' Equity                                       8,436     12,822
                                                                    -------    -------
Total                                                               $37,312    $36,892
                                                                    =======    =======

                              See pages 38-57 for Notes to Financial Statements.

                                   DuPont                                     35

                             Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries

Consolidated Statement of Stockholders' Equity
(Dollars in millions, except per share)

----------------------------------------------------------------------------------------------------------------------------------
                                                              1995                       1994                         1993
                                                     ---------------------       ---------------------       ---------------------
                                                        Shares      Amount          Shares     Amount          Shares      Amount
                                                     -----------   -------       -----------   -------       -----------   -------
Preferred Stock, without par value--cumulative;
  23,000,000 shares authorized;
  issued at December 31:
    $4.50 Series--1,672,594 shares
      (callable at $120)                                           $   167                     $   167                     $   167
    $3.50 Series--700,000 shares
      (callable at $102)                                                70                          70                          70
                                                                   -------       -----------   -------       -----------   -------
                                                                       237                         237                         237
                                                                   -------       -----------   -------       -----------   -------
Common Stock (Notes 20 and 21), $.60 par value;
  900,000,000 shares authorized; issued:
Balance January 1                                    681,004,944       408       677,577,437       407       675,008,236       405
Issuance of Shares in Connection with:
  Public and Private Offerings                        27,339,375        16                 -         -                 -         -
  Establishment of Flexitrust                         24,000,000        14                 -         -                 -         -
  Compensation Plans                                   2,698,405         3         3,427,507         1         2,569,201         2
                                                     -----------   -------       -----------   -------       -----------   -------
Balance December 31                                  735,042,724       441       681,004,944       408       677,577,437       407
                                                     -----------   -------       -----------   -------       -----------   -------
Additional Paid-In Capital (Notes 20 and 21)
Balance January 1                                                    4,771                       4,660                       4,551
Changes due to:
  Public and Private Offerings                                       1,731                           -                           -
  Common Stock Held by Flexitrust                                    1,662                           -                           -
  Shares Issued by Flexitrust                                          (19)                          -                           -
  Issuance of Warrants to Purchase Common Stock                        439                           -                           -
  Compensation Plans                                                   105                         111                         109
                                                                   -------                     -------                     -------
Balance December 31                                                  8,689                       4,771                       4,660
                                                                   -------                     -------                     -------
Reinvested Earnings
Balance January 1                                                    7,406                       5,926                       6,572
Net Income                                                           3,293                       2,727                         555
                                                                   -------                     -------                     -------
                                                                    10,699                       8,653                       7,127
                                                                   -------                     -------                     -------
Preferred Dividends                                                    (10)                        (10)                        (10)
Common Dividends (1995--$2.03; 1994--$1.82;
  1993--$1.76)                                                      (1,186)                     (1,237)                     (1,191)
                                                                   -------                     -------                     -------
  Total Dividends                                                   (1,196)                     (1,247)                     (1,201)
                                                                   -------                     -------                     -------
Balance December 31                                                  9,503                       7,406                       5,926
                                                                   -------                     -------                     -------
Less: Common Stock Held in Trust for Unearned
  Employee Compensation and Benefits
    (Flexitrust), at Market (Note 20)
Balance January 1                                              -         -                 -          -                -         -
Establishment of Flexitrust                           24,000,000     1,626                 -          -                -         -
Shares Issued                                           (453,824)      (31)                -          -                -         -
Adjustment to Market Value                                              50                 -          -                -         -
                                                     -----------   -------       -----------   -------       -----------   -------
Balance December 31                                   23,546,176     1,645                 -          -                -         -
                                                     -----------   -------       -----------   -------       -----------   -------
Less: Common Stock Held in Treasury, at Cost
  (Note 20)                                          156,000,000     8,789                 -          -                -         -
                                                     -----------   -------       -----------   -------       -----------   -------
Total Stockholders' Equity                                         $ 8,436                     $12,822                     $11,230
                                                                   =======                     =======                     =======

                              See pages 38-57 for Notes to Financial Statements.

36                                 DuPont

                             Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries




Consolidated Statement of Cash Flows
(Dollars in millions)
-------------------------------------------------------------------------------------------------
                                                                         1995     1994      1993
                                                                         ----     ----      ----
Cash and Cash Equivalents at Beginning of Year                         $   856   $ 1,109   $ 1,640
                                                                       -------   -------   -------
Cash Provided by Operations
Net Income                                                               3,293     2,727       555
Adjustments to Reconcile Net Income to Cash Provided by Operations:
  Depreciation, Depletion and Amortization                               2,722     2,976     2,833
  Dry Hole Costs and Impairment of Unproved Properties                     121       152       201
  Other Noncash Charges and Credits--Net                                   (67)     (140)      854
  Decrease in Operating Assets:
    Accounts and Notes Receivable                                          151        30       103
    Inventories and Other Operating Assets                                  21        19       664
  Increase (Decrease) in Operating Liabilities:
    Accounts Payable and Other Operating Liabilities                        (8)     (432)      686
    Accrued Interest and Income Taxes (Notes 3 and 6)                      528       332      (516)
                                                                       -------   -------   -------
     Cash Provided by Operations                                         6,761     5,664     5,380
                                                                       -------   -------   -------
Investment Activities (Note 22)
Purchases of Property, Plant and Equipment                              (3,240)   (3,050)   (3,621)
Investments in Affiliates                                                 (249)      (90)      (70)
Payments for Businesses Acquired                                            (5)       (5)     (409)
Proceeds from Sales of Assets                                              337       432     1,160
Net Decrease (Increase) in Short-Term Financial Instruments                500      (379)      (85)
Miscellaneous--Net                                                         (56)      (41)      (53)
                                                                       -------   -------   -------
  Cash Used for Investment Activities                                   (2,713)   (3,133)   (3,078)
                                                                       -------   -------   -------
Financing Activities
Dividends Paid to Stockholders                                          (1,196)   (1,247)   (1,201)
Net Increase (Decrease) in Short-Term Borrowings                         2,172      (517)   (2,024)
Long-Term and Other Borrowings:
  Receipts                                                               7,640       824     1,806
  Payments                                                              (5,642)   (2,032)   (1,392)
Acquisition of Treasury Stock (Note 20)                                 (8,350)        -         -
Net Proceeds from Issuance of Common Stock
  through Public and Private Offerings (Note 20)                         1,747         -         -
Common Stock Issued in Connection with Compensation Plans                   58        94        67
  Cash Used for Financing Activities                                    (3,571)   (2,878)   (2,744)
                                                                       -------   -------   -------
Effect of Exchange Rate Changes on Cash                                     75        94       (89)
                                                                       -------   -------   -------
Cash and Cash Equivalents at End of Year                               $ 1,408   $   856   $ 1,109
                                                                       -------   -------   -------
Increase (Decrease) in Cash and Cash Equivalents                       $   552   $  (253)  $  (531)
                                                                       =======   =======   =======

                                                 See pages 38-57 for Notes to Financial Statements.


                                   DuPont                                    37

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

Property, Plant and Equipment

Property, plant and equipment (PP&E) is carried at cost and, except for petroleum PP&E, PP&E placed in service prior to 1995 is depreciated under the sum-of-the-years' digits method and other substantially similar methods. PP&E placed in service after 1994 is depreciated using the straight-line method. This change in accounting was made to reflect management's belief that the productivity of such PP&E will not appreciably diminish in the early years of its useful life, and it will not be subject to significant additional maintenance in the later years of its useful life. In these circumstances, straight-line depreciation is preferable in that it provides a better matching of costs with revenues. Additionally, the change to the straight-line method conforms to predominant industry practice. The effect of this change on net income will be dependent on the level of future capital spending; it did not have a material effect in 1995. Depreciation rates are based on estimated useful lives ranging from 3 to 25 years. Generally, for PP&E acquired prior to 1991, the gross carrying value of assets surrendered, retired, sold or otherwise disposed of is charged to accumulated depreciation and any salvage or other recovery therefrom is credited to accumulated depreciation. For disposals of PP&E acquired after 1990, the gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals.

     Petroleum PP&E, other than "Oil and Gas Properties" described below, is depreciated on the straight-line method at various rates calculated to extinguish carrying values over estimated useful lives. When petroleum PP&E is surrendered, retired, sold or otherwise disposed of, the nature of the assets involved determines if a gain or loss is recognized, or the gross carrying value is charged to accumulated depreciation, depletion and amortization, and any salvage or other recovery therefrom is credited to accumulated depreciation, depletion and amortization.

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


38                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


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

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

     Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except in cases in which earnings of foreign subsidiaries are deemed to be permanently invested. Investment tax credits or grants are accounted for in the period earned (the flow-through method).

Foreign Currency Translation

Through December 31, 1995, the company had determined that the U.S. dollar was the "functional currency" of its worldwide operations. All foreign currency asset and liability amounts were remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant and equipment, which were remeasured at historical rates. Foreign currency income and expenses were remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities were included in income in the period in which they occur.

     Effective January 1, 1996, management has determined that the local currency should be designated as functional currency for the company's integrated European petroleum operations to properly reflect changed circumstances in the primary economic environment in which these subsidiaries operate. For subsidiaries whose functional currency is local currency, assets and liabilities denominated in local currency will be translated into U.S. dollars at end-of-period exchange rates, and resultant translation adjustments will be reported in a separate component of stockholders' equity. Assets and liabilities denominated in other than the local currency will be remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses, net of their related tax effects, will be included in income in the period in which they occur. Income and expenses will be translated into U.S. dollars at average exchange rates in effect during the period.

     The company routinely uses forward exchange contracts to hedge its net exposure, by currency, related to monetary assets and liabilities denominated in currencies other than the functional currency of the reporting unit. Exchange gains and losses associated with these contracts, net of their related tax effects, are included in income in the period in which they occur.

DuPont                              39

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


     In addition, the company selectively enters into forward exchange contracts and similar agreements to effectively convert firm foreign currency commitments to functional currency-denominated transactions. Gains and losses on these specific commitment hedges are deferred and included in the functional currency measurement of the related foreign currency-denominated transactions.

     Forward exchange contracts that do not hedge monetary assets and liabilities or firm foreign currency commitments are reported at market value, with resultant gains or losses included in income in the period they occur.

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

Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior years' data have been made to conform to 1995 classifications.


2. Other Income
--------------------------------------------------------------------------------
                                                  1995     1994      1993
                                                ------    -----     -----
Royalty income                                  $  110    $  95     $ 111

Interest income, net of miscellaneous
  interest expense                                 178      111       160

Equity in earnings of affiliates
  (see Note 13)                                    545      348       121

Sales of assets                                    102       92       198
Pipeline tariff revenue                             71       75        80

Miscellaneous income and
  expenses--net                                     93      192        73
                                                ------    -----     -----
                                                $1,099    $ 913     $ 743
                                                ======    =====     =====

3. Interest and Debt Expense
--------------------------------------------------------------------------------
                                                  1995     1994      1993
                                                 -----    -----      ----
Interest and debt cost incurred                  $ 929    $ 703      $825

Less: Interest and debt cost capitalized           170      143       194

      Foreign currency adjustments*                  1        1        37
                                                 -----    -----      ----
                                                 $ 758    $ 559      $594
                                                 =====    =====      ====

* Represents exchange gains associated with local currency borrowings in hyperinflationary economies. These amounts effectively offset the related inflationary interest expense arising from currency devaluations.

Interest paid (net of amounts capitalized) was $688 in 1995, $598 in 1994 and $614 in 1993.

40                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

4. Taxes Other Than on Income
                                          1995   1994    1993
                                          ----   ----    ----
Petroleum excise taxes
  (also included in Sales):
   U.S.                                  $1,060  $1,049  $  803
   Non-U.S.                               4,595   4,242   3,674
Payroll taxes                               433     424     443
Property taxes                              214     202     201
Import duties                               166     159     151
Production and other taxes                  128     139     151
                                         ------  ------  ------
                                         $6,596  $6,215  $5,423
                                         ======  ======  ======

5. Restructuring Charges and Write-Down of Intangible Assets

Restructuring charges are directly related to management decisions to reduce worldwide employment levels and realign worldwide production and support facilities in order to improve productivity and competitiveness.

     In the third quarter of 1993, the company recorded a restructuring charge of $1,621. The principal component of this charge related to employee separation costs of $665. This charge was for the involuntary and voluntary termination of approximately 10,900 employees, and was based on plans that identified the number of employees to be terminated, their functions and their businesses. Substantially all of this charge was for estimated termination payments and enhanced benefit costs for terminated employees. Adjustments to this portion of the restructuring charge were made in 1994 and 1995 to reflect a reduction in the number of employees to be terminated to about 9,700. At year-end 1995, the reserve balance for employees not yet terminated was $22. The restructuring plans have been announced and affected employees, all outside the United States, have been notified.

     The remaining portion of the 1993 restructuring charge, $956, was related to asset write-downs and facility shutdowns, principally associated with the printing and publishing business and certain North American petroleum-producing properties. The related reserve balance at year-end 1995 was $23.

     1995 earnings included a $96 benefit associated with adjustments of restructuring provisions established in September 1993, principally $61 related to lower estimates for employee separation costs. 1994 earnings included a similar benefit of $167 ($122 for asset write-downs and facility shutdowns and $45 for lower estimates for employee separation costs) partly offset by an additional $25 charge for the 1992 restructuring.

     A charge of $214 was recorded in the third quarter 1993 for the write-down of intangible assets (technology and goodwill) associated with a series of acquisitions made by the printing and publishing business in 1989. Such action was taken when it became probable that undiscounted future cash flows would not be adequate to support carrying values.

6. Provision for Income Taxes
-------------------------------------------------------------------------------
                                       1995           1994           1993
                                       ----           ----           ----
Current tax expense:
     U.S. federal                      $  617         $  337         $  321
     U.S. state and local                  36             47             21
     Non-U.S.                           1,077          1,023            758
                                       ------         ------         ------
     Total                              1,730          1,407          1,100
                                       ------         ------         ------
Deferred tax expense:
     U.S. federal                         379            497           (486)
     U.S. state and local                  22            (55)           (53)
     Non-U.S.                             (25)          (136)          (198)
     Total                                376            306           (737)
                                       ------         ------         ------
Other/1/                                   (9)           (58)            29
                                       ------         ------         ------
Provision for Income Taxes
 (Excluding Extraordinary Item)         2,097          1,655            392
Extraordinary Item                          -              -             (7)
Stockholders' Equity/2/                   (30)           (26)           (20)
                                       ------         ------         ------
Total Provision                        $2,067         $1,629         $  365
                                       ======         ======         ======

1 Represents exchange (gains)/losses associated with the company's hedged non-
  U.S. tax liabilities. These amounts offset the tax effect arising from related hedging activities. Exchange gains and losses, net of their related tax effects, were not material in the periods presented.

2 Represents tax benefit of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.


Total income taxes paid worldwide were $1,649 in 1995, $1,344 in 1994 and $896 in 1993.

                                   DuPont                                   41

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

     Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. The tax effects of temporary differences and tax loss/tax credit carryforwards included in the deferred income tax provision (excluding 1993 extraordinary item) are as follows:

                                                1995      1994       1993
                                                ----      ----       ----
Depreciation                                   $  152   $  144     $ (105)
Accrued employee benefits                          62      (19)       (69)
Other accrued expenses                            118      185       (346)
Intangible drilling costs                         (23)     (48)       (68)
Inventory                                         (71)     (87)       109
Unrealized exchange gains/(losses)                 (1)     103        (22)
Investment in subsidiaries and affiliates           -       (7)        (4)
Other temporary differences                        40       33         30
Tax loss/tax credit carryforwards                  18       90          4
Valuation allowance change--net                    81       17          8
Tax rate changes                                    -        -       (274)
Tax status changes                                  -     (105)         -
                                               ------   ------     ------
                                               $  376   $  306     $ (737)
                                               ======   ======     ======

  The significant comonents of deferred tax assets and liabilities at December 31, 1995 and 1994 are as follows:

--------------------------------------------------------------------------------
                                             1995                 1994
                                             ----                 ----
Deferred Tax                            Asset    Liability   Asset    Liability
------------                            -----    ---------   -----    ---------

Depreciation                         $     -     $3,120      $   -      $2,940
Accrued employee benefits              2,920        738      2,873         630
Other accrued expenses                   668          8        782           4
Intangible drilling costs                  -        266          -         289
Inventory                                236        303        174         310
Unrealized exchange gains                 21         41          -          19
Tax loss/tax credit
  carryforwards                          446          -        395           -
Investment in subsidiaries
  and affiliates                          43        131         37         125
Other                                    376        880        331         835
                                      ------     ------     ------      ------
Total                                 $4,710     $5,487     $4,592      $5,152
                                                 ======                 ======
Less: Valuation
  allowance                             (422)                 (357)
                                      ------                ------
Net                                   $4,288                $4,235
                                      ======                ======
     Current deferred tax liabilities (included in the Consolidated Balance Sheet caption "Income Taxes") were $66 and $63 at December 31, 1995 and 1994, respectively. In addition, deferred tax assets of $75 and $82 were included in Other Assets at December 31, 1995 and 1994, respectively (see Note 14).

     An analysis of the company's effective income tax rate (excluding 1993 extraordinary item) follows:

--------------------------------------------------------------------------------
                                              1995      1994      1993
                                              ----      ----      ----

Statutory U.S. federal income tax rate        35.0%     35.0%     35.0%
Higher effective tax rate on non-U.S.
  operations (principally Petroleum)           6.8       9.9      51.9
Lower effective tax rate on operations
  within U.S. possessions                     (1.0)     (1.1)     (5.6)
Alternative fuels credit                      (1.1)     (2.1)     (6.9)
Tax rate changes                                 -         -     (28.6)/1/
Tax status changes                               -      (2.4)/2/     -
Other--net                                    (0.8)     (1.5)     (4.9)
                                              -----     -----     -----
Effective income tax rate                     38.9%     37.8%     40.9%
                                              =====     =====     =====

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

-------------------------------------------------------------------------------

                             1995    1994    1993
                             ----    ----    ----
U.S. (including exports)    $3,066  $2,651  $ (167)
Other regions                2,324   1,731   1,125
                            ------  ------  ------
                            $5,390  $4,382  $  958
                            ======  ======  ======

     At December 31, 1995, unremitted earnings of non-U.S. subsidiaries totaling $5,083 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

42                                    DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

     Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1995, the tax effect of such carryforwards approximated $446. Of this amount, $132 has no expiration date, $57 expires in 1996, $197 expires after 1996 but before 2002 and $60 expires between 2002 and 2011.

7. Extraordinary Charge from Early Extinguishment of Debt

In 1993, there was a charge of $11, net of a tax benefit of $7, for the redemption of $285 of outstanding debentures. This charge principally represents call premium.

8. Earnings Per Share of Common Stock

Earnings per share are calculated on the basis of the following average number of common shares outstanding: 1995--585,107,476; 1994--679,999,916; and 1993--
676,622,115.

     The 23,546,176 shares held by the Flexitrust at December 31, 1995 are not considered outstanding in computing the foregoing average shares outstanding. Earnings per share calculations that reflect the effect of common stock equivalents in the periods presented either are anti-dilutive or result in no material dilution of earnings per share (see Note 20).

9. Cash and Cash Equivalents and Marketable Securities

Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value because of the short maturity of these instruments. Cash and cash equivalents are used in part to support a portion of the company's commercial paper program.

     Marketable securities represent investments in fixed and floating rate financial instruments classified as available-for-sale securities and reported at fair value.

10. Accounts and Notes Receivable
--------------------------------------------------------------------------------
December 31                                     1995    1994
-----------                                     ----    ----
Trade--net of allowances of $78 in 1995
  and $86 in 1994                              $4,292  $4,244
Miscellaneous                                     620     969
                                               ------  ------
                                               $4,912  $5,213
                                               ======  ======

Accounts and notes receivable are carried at amounts which approximate fair value.

  See Note 28 for a description of business segment markets and associated concentrations of credit risk.

11. Inventories
--------------------------------------------------------------------------------
December 31                                    1995    1994
-----------                                    ----    ----
Chemicals                                     $  248  $  237
Fibers                                           569     677
Polymers                                         573     617
Petroleum                                      1,293   1,365
Diversified Businesses                         1,054   1,073
                                              ------  ------
                                              $3,737  $3,969
                                              ======  ======

The excess of replacement or current cost over stated value of inventories for which cost has been determined under the LIFO method approximated $885 and $819 at December 31, 1995 and 1994, respectively. In the aggregate, the market value of the company's vertically integrated petroleum and petroleum-based chemical products exceeds cost. Inventories valued at LIFO comprised 88 percent of consolidated inventories before LIFO adjustment at December 31, 1995 and 1994.

     The liquidation of LIFO inventory quantities carried in the aggregate at lower costs prevailing in prior years increased 1993 net income by about $50 ($.07 per share).

                                   DuPont                                   43

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

12. Property, Plant and Equipment
--------------------------------------------------------------------------------
December 31                             1995     1994
-----------                             ----     ----
Chemicals                            $ 5,311  $ 5,086
Fibers                                10,908   10,574
Polymers                               8,055    7,827
Petroleum                             18,508   17,999
Diversified Businesses                 5,468    5,377
Corporate                              2,135    1,975
                                     -------  -------
                                     $50,385  $48,838
                                     =======  =======

Property, plant and equipment includes gross assets acquired under capital leases of $144 and $148 at December 31, 1995 and 1994, respectively; related amounts included in accumulated depreciation, depletion and amortization were $87 and $88 at December 31, 1995 and 1994, respectively.

13. Summarized Financial Information for Affiliated Companies

Summarized combined financial information for affiliated companies for which DuPont uses the equity method of accounting (see Note 1, "Basis of Consolidation") is shown below on a 100 percent basis. The most significant of these affiliates are CONSOL Energy Inc. and The DuPont Merck Pharmaceutical Company; DuPont has a 50 percent equity ownership in each of these companies. Dividends received from equity affiliates were $671 in 1995, $326 in 1994 and $243 in 1993.

--------------------------------------------------------------------------------
                                              Year Ended December 31
                                              ----------------------
Results of operations                       1995        1994       1993
---------------------                       ----        ----       ----
Sales/1/                                   $10,447    $  9,161  $  8,030
Earnings before income
 taxes                                       1,084         947       446
Net Income                                     828         732       252
DuPont's equity in earnings of affiliates
  (see Note 2)                                 545/2/      348       121
                                            ======     =======   =======

1 Includes sales to DuPont of $802 in 1995, $828 in 1994 and $752 in 1993.

2 Reflects a more favorable allocation of DuPont Merck operating income to recognize the performance of assets originally contributed to the venture by DuPont.

-------------------------------------------------------------------------------
                                              December 31
                                              -----------
Financial position                          1995      1994
------------------                          ----      ----
Current assets                            $ 3,744   $ 3,254
Noncurrent assets                           8,852     8,147
                                          -------   -------
  Total assets                            $12,596   $11,401
                                          -------   -------
Short-term borrowings*                    $   935   $   648
Other current liabilities                   2,434     2,065
Long-term borrowings*                       2,652     2,590
Other long-term liabilities                 2,847     2,934
                                          -------   -------
  Total liabilities                       $ 8,868   $ 8,237
                                          -------   -------
DuPont's investment in affiliates
  (includes advances)                     $ 1,846   $ 1,662
                                          =======   =======

* DuPont's pro rata interest in total borrowings was $1,401 in 1995 and $1,220 in 1994, of which $700 in 1995 and $599 in 1994 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 26.

14. Other Assets

-------------------------------------------------------------------------------
December 31                                 1995         1994
-----------                                 ----         ----
Prepaid pension cost (see Note 24)        $ 1,724      $ 1,502
Intangible assets                             200          225
Other securities and investments              554          508
Deferred income taxes (see Note 6)             75           82
Miscellaneous                                 617          685
                                          -------      -------
                                          $ 3,170      $ 3,002
                                          =======      =======

Other securities and investments includes $435 and $351 at December 31, 1995 and 1994, respectively, representing marketable securities classified as available for sale and reported at fair value. The remainder represents numerous small investments in securities for which there are no quoted market prices and for which it is not practicable to determine fair value. Such securities are reported at cost.

15. Accounts Payable
--------------------------------------------------------------------------------
December 31                                1995          1994
-----------                                ----          ----
Trade                                     $1,761        $1,847
Payables to banks                            281           321
Compensation awards                          242           222
Miscellaneous                                352           344
                                          ------        ------
                                          $2,636        $2,734
                                          ======        ======

  44                                    DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts approximate fair value because of the short maturity of these obligations.

16. Short-Term Borrowings and Capital Lease Obligations
--------------------------------------------------------------------------------
December 31                                             1995   1994
-----------                                             ----   ----
Commercial paper/1/                                    1,247   $ 450
Private placement commercial paper                     3,686       -
Bank borrowings:
  U.S. dollars                                             9       -
  Other currencies/2/                                    290     264
Medium-term notes payable within one year                316     519
Long-term borrowings payable within one year             551       -
Industrial development bonds payable on demand            51      51
Capital lease obligations                                  7       8
                                                      ------  ------
                                                      $6,157  $1,292
                                                      ======  ======

1 An interest rate swap effectively converted $50 of these floating rate borrowings to a fixed rate obligation at December 31, 1995 and 1994, as part of the program to manage the fixed and floating interest rate mix of total borrowings. The interest rate was 8.3 percent and the remaining maturity was
  0.2 years at December 31, 1995.


2 1995 includes notes denominated as 160 million Australian dollars with a 16.5 percent Australian dollar fixed interest rate issued by the company's majority -owned Canadian subsidiary, which were effectively converted to a Canadian dollar borrowing with an implicit 12.43 percent Canadian dollar fixed interest rate.

The estimated fair value of the company's short-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $6,200 and $1,300 at December 31, 1995 and 1994, respectively. The increase in estimated fair value in 1995 was primarily due to higher short-term borrowing levels associated with the redemption of DuPont stock from Seagram.

     Unused short-term bank credit lines were approximately $5,400 and $1,360 at December 31, 1995 and 1994, respectively. These lines support short-term industrial development bonds, a portion of the company's commercial paper program and other borrowings.

     The weighted average interest rate on short-term borrowings outstanding at December 31, 1995 and 1994 was 6.1 percent and 5.9 percent, respectively.

17. Other Accrued Liabilities
--------------------------------------------------------------------------------
December 31                                            1995    1994
-----------                                            ----    ----
Payroll and other employee benefits                   $  687  $  725
Taxes other than on income                               399     422
Postretirement benefits other than pensions
  (see Note 23)                                          345     333
Restructuring charges                                     45     219
Miscellaneous                                          1,992   1,431
                                                      ------  ------
                                                      $3,468  $3,130
                                                      ======  ======

18. Long-Term Borrowings and Capital Lease Obligations
--------------------------------------------------------------------------------
December 31                                             1995   1994
-----------                                             ----   ----
U.S. dollar:
  Industrial development bonds due 2001-2024          $  294  $  295
  Medium-term notes due 1996-2005/1/                     838     592
  8.50% notes due 1996                                     -     251
  8.45% notes due 1996                                     -     300
  8.65% notes due 1997                                   300     300
  8.50% notes due 1998                                   301     302
  7.50% notes due 1999                                   303     303
  9.15% notes due 2000/2/                                305     306
  6.00% debentures due 2001 ($660 face value,
   13.95% yield to maturity)                             451     430
  6.75% notes due 2002                                   299     299
  8.00% notes due 2002                                   253     253
  8.50% notes due 2003/2/                                300     300
  8.13% notes due 2004                                   331     331
  8.25% notes due 2006                                   282     282
  8.25% debentures due 2022                              372     372
  7.95% debentures due 2023                              299     299
  7.50% debentures due 2033                              247     247
  6.25% Swiss franc notes due 2000/3/                    103     103
Other loans (various currencies)
  due 1996-2008/4/                                       294     725
Capital lease obligations                                106      86
                                                      ------  ------
                                                      $5,678  $6,376
                                                      ======  ======

1 Average interest rates at December 31, 1995 and 1994 were 6.8 percent and 7.5 percent, respectively.

2 The company entered into an interest rate swaption agreement for each of these notes as part of the program to manage the fixed and floating interest rate mix of total borrowings. Each agreement gives the swaption counterparty the one-time option to put the company into an interest rate swap with a notional amount

                                   DuPont                                   45

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

of $300, whereby the company would, over the remaining term of the notes, receive fixed rate payments essentially equivalent to the fixed interest rate of the underlying notes, and pay the counterparty a floating rate of interest essentially equivalent to the rate the company pays on its commercial paper. If exercised, the swaptions would effectively convert the notes to a floating rate obligation over the remaining maturity of the notes. The premium received from the counterparties for these swaptions is being amortized to income, using the effective interest method, over the remaining maturity of the notes. The fair value and carrying value of these swaptions at December 31, 1995 and 1994 were not material.

3 Represents notes denominated as 150 million Swiss francs with a 6.25 percent Swiss franc fixed interest rate. Concurrent with the issuance of these notes, the company entered into an interest and principal currency swap that effectively established a $103 fixed principal amount with a 6.9 percent U.S. dollar fixed interest rate.

4 1994 includes a loan of 190 million pounds sterling ($296 at the 1994 year-end exchange rate) with a floating money market-based interest rate.

Average interest rates on industrial development bonds and on other loans (various currencies) were 6.1 percent and 6.5 percent at December 31, 1995, and
6.1 percent and 7.3 percent at December 31, 1994.

     Maturities of long-term borrowings, together with sinking fund requirements in each of the four years after December 31, 1996 are as follows:


                    1997--$665          1999--$392
                    1998--$412          2000--$566

     The estimated fair value of the company's long-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities was $6,500 and $6,600 at December 31, 1995 and 1994, respectively.

19. Other Liabilities
-------------------------------------------------------------------------------
December 31                                            1995    1994
-----------                                           ------  ------
Accrued postretirement benefits cost (see Note 23)    $6,022  $6,058
Reserves for employee-related costs                    1,080     937
Miscellaneous                                          1,352   1,443
                                                      ------  ------
                                                      $8,454  $8,438
                                                      ======  ======

20. Stockholders' Equity


In April 1995, the company redeemed 156 million shares of its common stock from Seagram for $8,775 ($56.25 per share), including warrants valued at $439. In addition, related costs of $14 were incurred. These shares were held by the company as Treasury Stock at December 31, 1995. All of the warrants issued in this transaction were outstanding at December 31, 1995. In general, the warrants allow Seagram to purchase 48 million DuPont common shares for a 60-day period ending on October 6, 1997 at a price of $89 per share; 54 million shares for a 60-day period ending October 6, 1998 at a price of $101 per share; and 54 million shares for a 60-day period ending on October 6, 1999 at a price of $114 per share. The warrants are exercisable sooner in connection with certain significant corporate events.

     The warrants are not transferable until May 15, 1996. Following such date, the company would have the right to buy the warrants from Seagram before Seagram would be permitted to transfer the warrants to a third party. Any warrants that are transferred to non-affiliates of Seagram would be exercisable at any time prior to their expiration. The warrants contain standard anti-dilution adjustments.

     In the second quarter of 1995, the company sold through public and private offerings 27,339,375 shares of newly issued common stock for $1,747, including 7,789,375 shares that were sold to the DuPont Pension Trust Fund for $500 (or $64.19 a share). The company also established a Flexitrust that will effect the sale or distribution of common stock to satisfy existing employee compensation and benefit programs. In May, DuPont issued 24 million shares of common stock to the Flexitrust in return for a $1,612 promissory note and $14 in cash. At December 31, 1995, 23,546,176 shares with a market value of $1,645 were held by the Flexitrust.

46                                       DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

21. Compensation Plans

In 1990 and 1995, the Board of Directors approved the adoption of worldwide Corporate Sharing Programs. Under each of these two programs, essentially all employees each received a one-time grant to acquire 100 shares of DuPont common stock at the fair market value at date of grant. Common shares subject to option under these programs are as follows:

--------------------------------------------------------------------------------
                                    1995         1994        1993
                                 -----------  ----------  -----------
Outstanding at January 1           6,674,352   8,916,709   10,525,892
Options granted                    9,845,700           -            -
  Average price                  $     57.00           -            -
Options exercised                  1,324,222   2,199,142    1,534,403
  Average price                  $     38.85  $    38.25  $     38.25
Options expired or terminated        173,242      43,215       74,780
At December 31:
  Options outstanding             15,022,588   6,674,352    8,916,709
  Average price                  $     50.30  $    38.25  $     38.25
  Options exercisable              5,367,088   6,674,352    8,916,709
                                ============  ==========  ===========

     Awards for 1995 under the DuPont Stock Performance Plan (granted to key employees in 1996) consisted of 2,682,079 options to acquire DuPont common stock at fair market value of $79.25 per share. Payment of the purchase price must be made in cash or in DuPont common stock (at fair market value on the date of exercise). Common shares subject to option under this Plan are as follows:

--------------------------------------------------------------------------------
                                       1995         1994         1993
                                    -----------  -----------  -----------
Outstanding at January 1             14,694,900   14,553,921   13,594,606
Options granted                       3,396,161    2,324,720    2,160,360
  Average price                     $     56.10  $     52.50  $     46.01
Options exercised                     2,228,978    1,954,064    1,092,473
  Average price                     $     34.49  $     32.46  $     27.77
Options expired or terminated           129,868      229,677      108,572
At December 31:
  Participants                            1,555        1,318        1,226
  Options outstanding                15,732,215   14,694,900   14,553,921
  Average price                     $     45.07  $     40.83  $     37.62
  Options exercisable                12,345,904   12,384,780   12,418,711
  Shares available for option        28,285,230   27,527,631   26,215,426
                                    ===========  ===========  ===========

     Expiration dates for outstanding options under the Corporate Sharing Programs and DuPont Stock Performance Plan range from February 10, 1996 to October 24, 2005.

     The company does not plan to adopt the measurement principles of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation." The disclosures required by this standard will be included in a note to the 1996 financial statements.

     Awards under the Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, consideration being given to ability to succeed to more important managerial responsibility. Such awards were $240 for 1995, $208 for 1994 and $87 for 1993. Amounts credited to the Variable Compensation Fund are dependent on company earnings, and are subject to maximum limits as defined by the Plan. The amounts credited to the fund were $240 in 1995, $220 in 1994 and $89 in 1993. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 1,209,475 shares of common stock were awaiting delivery from awards for 1995 and prior years.

22. Investment Activities

In 1995 and 1994, there were no individually material items included in Proceeds from Sales of Assets. Proceeds from sales in 1993 principally include $270 from the sale of the connector systems business, $280 from the sale of the acrylics business and $300 from the sale of the Remington Arms Company. Assets sold in connection with these sales amounted to $656, of which $336 was property, plant and equipment with the remainder divided about equally between inventories and other current assets.

     Payments for businesses acquired in 1993 include $380 as part of the acquisition of Imperial Chemical Industries P.L.C.'s worldwide nylon business. In addition to the cash payment, a deferred payment of $93 was reflected in Other Liabilities. Of the total purchase price, $259 and $170 were reflected in property, plant and equipment and inventories, respectively.

                                   DuPont                                    47

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

23. Other Postretirement Benefits

The parent company and certain subsidiaries provide medical, dental and life insurance benefits to pensioners and survivors. The associated plans are unfunded, and approved claims are paid from company funds. Under the terms of the benefit plans, the company reserves the right to change, modify or discontinue the plans.

     Other postretirement benefits cost include the following components:

--------------------------------------------------------------------------------
                                          Health      Life
                                           Care    Insurance   Total
                                          ------   ---------   -----
1995
Service cost--benefits allocated
     to current period                     $  39        $ 13   $  52
Interest cost on accumulated
     postretirement benefit obligation       274          78     352
Amortization of net gains and prior
     service credit                         (133)         (1)   (134)
                                           -----        ----   -----
Other postretirement benefits cost         $ 180        $ 90   $ 270
                                           =====        ====   =====

1994
Service cost--benefits allocated
     to current period                     $  56        $ 17   $  73
Interest cost on accumulated
     postretirement benefit obligation       288          77     365
Amortization of net gains and prior
     service credit                          (78)          8     (70)
                                           -----        ----   -----
Other postretirement benefits cost         $ 266        $102   $ 368
                                           =====        ====   =====

1993
Service cost--benefits allocated to
     current period                        $  55        $ 12   $  67
Interest cost on accumulated
     postretirement benefit obligation       305          69     374
Amortization of net gains and prior
     service credit                          (94)          -     (94)
                                           -----        ----   -----
Other postretirement benefits cost         $ 266        $ 81   $ 347
                                           =====        ====   =====

     The lower health care costs in 1995 versus 1994 and 1993 were due to the discount rate and health care trends used to determine the accumulated postretirement benefit obligation.

     The following provides a reconciliation of the accumulated postretirement benefit obligation to the liabilities reflected in the balance sheet at December 31, 1995 and 1994:

-------------------------------------------------------------------------------
                                           Health      Life
                                            Care    Insurance    Total
                                           ------   ---------    -----
1995
Accumulated postretirement benefit
     obligation for:
     Current pensioners and survivors     $(2,535)    $  (660)  $(3,195)
     Fully eligible employees                (196)          -      (196)
     Other employees                         (981)       (381)   (1,362)
                                          -------     -------   -------
                                           (3,712)     (1,041)   (4,753)
Unrecognized net loss/(gain)                 (756)        116      (640)
Unrecognized prior service credit            (974)          -      (974)
                                          -------     -------   -------
Accrued postretirement benefits cost      $(5,442)    $  (925)  $(6,367)
                                          =======     =======   =======
Amount included in Other
     Accrued Liabilities (see Note 17)                          $   345
                                                                =======
Amount included in Other Liabilities
     (see Note 19)                                              $ 6,022
                                                                =======
1994
Accumulated postretirement benefit
     obligation for:
     Current pensioners and survivors     $(2,366)    $  (570)  $(2,936)
     Fully eligible employees                (139)          -      (139)
     Other employees                         (674)       (319)     (993)
                                          -------     -------   -------
                                           (3,179)       (889)   (4,068)
Unrecognized net loss/(gain)               (1,267)          3    (1,264)
Unrecognized prior service credit          (1,059)          -    (1,059)
                                          -------     -------   -------
Accrued postretirement benefits cost      $(5,505)    $  (886)  $(6,391)
                                          =======     =======   =======
Amount included in Other
     Accrued Liabilities (see Note 17)                          $   333
                                                                =======
Amount included in Other Liabilities
     (see Note 19)                                              $ 6,058
                                                                =======

     The health care accumulated postretirement benefit obligation was determined at December 31, 1995 and at December 31, 1994 using a health care escalation rate of 8 percent decreasing to 5 percent over 8 years. The assumed long-term rate of compensation increase used for life insurance was 5 percent.

The discount rate was 7.25 percent at December 31, 1995 and 9 percent at December 31, 1994. A one-percentage-point increase in the health care cost escalation rate would have increased the accumulated postretirement benefit obligation by $293 at December 31, 1995, and the 1995 other postretirement benefit cost would have increased by $30.

48                                   DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

24. Pensions

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

     Net pension cost/(credit) for defined benefit plans includes the following components:


-----------------------------------------------------------------------------------------
                                      1995               1994               1993
                                      ----               ----               ----
Service cost--benefits
     earned during the period              $   292              $   380          $   301
Interest cost on projected
     benefit obligation                      1,140                1,079            1,038
Return on assets:
     Actual (gain)/loss          $(3,417)            $   214            $(1,880)
     Deferred gain/(loss)          2,082    (1,335)   (1,540)   (1,326)     617   (1,263)
                                 -------   -------   ------    -------  -------  -------
Amortization of net gains
     and prior service cost                   (108)                (91)             (123)
Net pension cost/(credit)                  $   (11)            $    42           $   (47)
                                           =======             =======           =======

     The change in the annual pension cost/(credit) was primarily due to the discount rate used to determine the present value of future benefits and the return on pension trust assets.


---------------------------------------------------------------------------------------------------------------------
The funded status of these plans was as follows:
December 31                                        1995                        1994
-----------                                        ----                        ----
Actuarial present value of:
     Vested benefit obligation             $ (12,543)                  $  (10,342)
     Accumulated benefit obligation        $ (13,128)                  $  (10,744)
     Projected benefit obligation                      $(15,404)                      $  (12,303)
Plan assets at fair value                                16,691                           14,223
Excess of assets over projected
     benefit obligation                                   1,287                            1,920
Unrecognized net (gains)/1/                                 (73)                            (877)
Unrecognized prior service cost                             510                              459
Prepaid pension cost/2/                                $  1,724                       $    1,502

1 Includes the unamortized balance of $(1,168) and $(1,339) at December 31, 1995 and 1994, respectively, of unrecognized net gain at January 1, 1985, the initial application date of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."


2 Excludes the pension liability for unfunded plans of $966 and $820 and the related projected benefit obligation of $1,474 and $1,213 at December 31, 1995 and 1994, respectively.

                                   DuPont                                    49

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

     For U.S. plans, the projected benefit obligation was determined using a discount rate of 7.25 percent at December 31, 1995 and 9 percent at December 31, 1994, and an assumed long-term rate of compensation increase of 5 percent. The assumed long-term rate of return on plan assets is 9 percent. Plan assets consist principally of common stocks, including 8,078,309 shares of DuPont at December 31, 1995, and U.S. government obligations. For non-U.S. plans, no one of which was material, similar economic assumptions were used.

25. Derivatives and Other Hedging Instruments

The company enters into contractual arrangements (derivatives) in the ordinary course of business to hedge its exposure to foreign currency, interest rate and commodity price risks. The company has established an overlying Financial Risk Management Framework for risk management and derivative activities. The Framework sets forth senior management's financial risk management philosophy and objectives through a Corporate Financial Risk Management Policy. In addition, it establishes oversight committees and risk management guidelines that authorize the use of specific derivative instruments and further establishes procedures for control and valuation, counterparty credit approval, and routine monitoring and reporting. The counterparties to these contractual arrangements are major financial institutions. The company is exposed to credit loss in the event of nonperformance by these counterparties. The company manages this exposure to credit loss through the aforementioned credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from such nonperformance. Market and counterparty credit risks associated with these instruments are regularly reported to management. The company's accounting policies with respect to these financial instrument transactions are set forth in Note 1.

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

     Principal foreign currency exposures and related hedge positions at December 31, 1995 were as follows:

                                         Open Contracts To
                                             Buy/(Sell)
                      Net Monetary        Foreign Currency         Net
                   Asset/(Liability)   -----------------------   After-Tax
Currency                Exposure       Pretax        After-Tax   Exposure
-------------      -----------------   ------        ---------   ---------
British Pound           $(1,403)       $2,234         $1,385      $(18)
German Mark             $  (436)       $  702         $  435      $ (1)
Norwegian Krone         $  (817)       $1,215         $  754      $(63)
French Franc            $   240        $ (387)        $ (240)     $  -
Italian Lira            $   241        $ (390)        $ (242)     $ (1)


50                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


     In connection with the change to local currency as the functional currency for certain European petroleum operations (see Note 1), the company entered into contracts to sell forward the following amounts of foreign currency in December 1995: British pound, $3,150; Norwegian krone, $2,386; and German mark, $170. At December 31, 1995, these contracts did not hedge an existing exposure and were reported at market value. The carrying value and exchange loss associated with these contracts were immaterial. On January 1, 1996, these contracts became part of the company's hedging program, as discussed above, and effectively offset the change in the net monetary asset (liability) exposure at January 1, 1996 caused by the change of functional currency.

     In addition, the company from time to time will enter into forward exchange contracts to establish with certainty the functional currency amount of future firm commitments denominated in another currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. At December 31, 1995, one such commitment was hedged. The deferred loss associated with this hedge was immaterial. Forward exchange contracts are also used to manage near-term foreign currency cash requirements and to place foreign currency deposits and marketable securities investments into currencies offering favorable returns. Net cash inflow/(outflow) from settlement of forward exchange contracts was $195, $139 and $(84) for the years 1995, 1994 and 1993, respectively.

Interest Rate

The company uses a combination of financial instruments, including interest rate swaps, interest and principal currency swaps and structured medium-term financings, as part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

     Interest rate swaps involve the exchange of fixed for floating rate interest payments that are fully integrated with underlying fixed-rate bonds or notes to effectively convert fixed rate debt into floating rate debt based on LIBOR or commercial paper rates. Interest rate swaps also involve the exchange of floating for fixed rate interest payments that are fully integrated with commercial paper or other floating rate borrowings to effectively convert floating rate debt into fixed rate debt. Both types of interest rate swaps are denominated in U.S. dollars. Interest rate swaps allow the company to maintain a target range of floating rate debt. Notional amounts do not represent the amounts exchanged by the counterparties, and thus are not a measure of market or credit exposure to the company. The amounts exchanged by the counterparties are calculated on the basis of the notional amounts and the fixed and floating interest rates.

     An interest rate swap was outstanding at December 31, 1995 that had a notional amount of $50, a fixed rate paid of 8.3 percent, a floating rate received of 5.9 percent and a remaining maturity of 0.2 years.

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

     An interest and principal currency swap was outstanding at December 31, 1995 that effectively converted a 150 million Swiss franc borrowing with a 6.25 percent Swiss franc fixed interest rate and a maturity of 2000 to a U.S. dollar fixed principal amount of $103 with a 6.9 percent U.S. dollar fixed interest rate.

     Structured medium-term financings consist of:

a) A structured medium-term note with interest and/or principal payments (denominated in either U.S. dollars or foreign currencies) determined using a specified calculation

                                    DuPont                                    51

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


     incorporating changes in currency exchange rates or other financial indices; and

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

     The face amount of these structured medium-term financings outstanding at December 31, 1995 was $230, with a weighted average interest rate of 6.3 percent, and a weighted average maturity of 3.0 years.

     In addition, the company's majority-owned Canadian subsidiary had a structured medium-term financing outstanding at December 31, 1995 that effectively converted a 160 million Australian dollar borrowing, with a
     16.5 percent Australian dollar fixed interest rate and a maturity of 1996, to a Canadian dollar borrowing with an implicit 12.43 percent Canadian dollar fixed interest rate.

     It is the company's policy that foreign currency bonds and structured medium-term notes will not be issued unless a hedge of the market risks inherent in such borrowings is executed simultaneously with a management-approved, highly creditworthy counterparty to provide a fully hedged transaction.

     Interest rate financial instruments did not have a material effect on the company's overall cost of borrowing at December 31, 1995 and 1994.

     See also Notes 16 and 18 for additional descriptions of interest rate financial instruments.

Summary of Outstanding Derivative Financial Instruments

Set forth below is a summary of the notional amounts, estimated fair values and carrying amounts of outstanding financial instruments at December 31, 1995 and 1994.

     Notional amounts represent the face amount of the contractual arrangements and are not a measure of market or credit exposure. Estimated fair values represent a reasonable approximation of amounts the company would have received from/(paid to) a counterparty at December 31 to unwind the positions prior to maturity. Estimated fair value of forward exchange contracts is based on market prices for contracts of comparable time to maturity. Estimated fair value of swaps represents the present value of remaining net cash flows to maturity under swap agreements, discounted using market-implied future interest rates existing at December 31, 1995 and 1994, respectively. At December 31, 1995, the company had no plans to unwind these positions prior to maturity. Carrying amounts represent the receivable/(payable) recorded in the Consolidated Balance Sheet. See also Notes 9, 10, 14, 15, 16 and 18 for fair values and carrying amounts of other financial instruments.

Notional Amount, Estimated Fair Value and Carrying Amount of Outstanding Derivative Financial Instruments

                                          Notional     Estimated   Carrying
Type of Instrument                         Amount      Fair Value   Amount
------------------                        --------     ----------  --------
Forward Exchange Contracts
     December 31, 1995                     $14,818       $(108)     $(144)
                  1994                       7,978          62         73
Interest Rate Swaps
     December 31, 1995                     $    50       $  (1)     $   -
                  1994                         825         (47)        (1)
Interest and Principal Currency Swaps
     December 31, 1995                     $   103       $  38         $27
                  1994                         103          21          11
Structured Medium-Term Swaps
     December 31, 1995                     $   349       $  73         $71
                  1994                         646          23          36


Estimated fair values shown above only represent the value of the hedge or swap component of these transactions, and thus are not indicative of the fair value of the company's overall hedged position. The estimated fair value of the company's total debt portfolio, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $12,800 and $7,900 at December 31, 1995 and 1994, respectively. The increase in fair value in 1995 was

52                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


primarily due to higher borrowing levels associated with the redemption of DuPont stock from Seagram. As fully hedged transactions, the estimated fair values of the integrated debt and interest rate financial instruments do not affect income and are not recorded in the financial statements, but rather only represent the amount to unwind the debt and financial instruments at a specific point in time prior to maturity.

Commodity Hedges and Trading

The company enters into exchange-traded and over-the-counter commodity futures contracts to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases.

     Commodity trading in petroleum futures contracts is a natural extension of cash market trading and is used to physically acquire a portion of North America refining crude supply requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of reducing exposure to the price risk inherent in the petroleum business. Typically, trading is conducted to manage price risk around near-term supply requirements. Occasionally, as market views and conditions allow, longer-term positions will be taken to manage price risk for the company's equity production (crude and natural gas) or net supply requirements. These positions may not exceed anticipated equity production or net supply requirements for the hedge period. The company's use of futures contracts reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while limiting, somewhat, the benefits of favorable short-term price movements. Open hedge positions and deferred gains/losses for petroleum futures contracts were immaterial at December 31, 1995 and 1994.

     From time to time, on a limited basis, the company also purchases and sells petroleum-based futures contracts for trading purposes. After-tax gain/loss from such trading has not been material.

26. Commitments and Contingent Liabilities

The company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $301, $297, $193, $152 and $125 for the years 1996, 1997, 1998, 1999 and 2000, respectively, and $704 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $111. Rental expense under operating leases was $339 in 1995, $355 in 1994 and $429 in 1993.

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

     During 1991, the company initiated a stop-sale and recall of Benlate(R) 50 DF fungicide. Fewer than 100 of the 700 cases filed against the company in connection with the recall remain, the rest having been disposed of by trial, dismissal or settlement. In the fourth quarter of 1995, DuPont and the other major defendants in litigation concerning allegedly defective plumbing systems made with polybutylene pipe and acetal fittings settled two of several national class actions. The company's liability in the settled actions is limited to 10 percent of the cost of repairing plumbing systems up to a total company payout of $120. The related liability for each of these matters included in the Consolidated Balance Sheet is not reduced by the amounts of any expected insurance recoveries. Adverse changes in estimates for such costs could result in additional future charges.

                                    DuPont                                    53

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


     The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 1. At December 31, 1995, such accrual amounted to $602 and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the consolidated financial position of the company.

     The company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 1995, these indirect guarantees totaled $34. In addition, at December 31, 1995, the company had directly guaranteed $1,137 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees.


27. Geographic Information
--------------------------------------------------------------------------------


                                          United              Other
                                          States     Europe   Regions  Consolidated
                                          ------     ------   -------  ------------
1995
Sales to Unaffiliated Customers/1/        $ 21,534   $15,859   $4,770     $42,163
Transfers Between Geographic Areas/2/        2,406       755      605           -
                                           -------   -------   ------     -------
     Total                                 $23,940   $16,614   $5,375     $42,163
                                           =======   =======   ======     =======
After-Tax Operating Income                 $ 2,453   $ 1,193   $  184     $ 3,830
Identifiable Assets at December 31         $16,865   $10,367   $4,000     $31,232
                                           -------   -------   ------     -------
1994
Sales to Unaffiliated Customers/1/         $20,769   $14,216   $4,348     $39,333
Transfers Between Geographic Areas/2/        2,044       673      507           -
                                           -------   -------   ------     -------
     Total                                 $22,813   $14,889   $4,855     $39,333
                                           =======   =======   ======     =======
After-Tax Operating Income                 $ 1,993   $   874   $  240     $ 3,107
Identifiable Assets at December 31         $16,933   $10,232   $3,857     $31,022
                                           -------   -------   ------     -------
1993
Sales to Unaffiliated Customers/1/         $20,342   $12,639   $4,117     $37,098
Transfers Between Geographic Areas/2/       2,260        395      522           -
                                           -------   -------   ------     -------
     Total                                 $22,602   $13,034   $4,639     $37,098
                                           =======   =======   ======     =======
After-Tax Operating Income                 $   133   $   721   $   63     $   917
Identifiable Assets at December 31         $17,117   $ 9,995   $3,812     $30,924

1 Sales outside the United States of products manufactured in and exported from the United States totaled $4,289 in 1995, $3,625 in 1994 and $3,500 in 1993.

2 Products are transferred between geographic areas on a basis intended to reflect as nearly as practicable the "market value" of the products.

54                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


28. Industry Segment Information

The company has five principal segments that manufacture and sell a wide range of products to many different markets, including energy, transportation, textile, construction, automotive, electronics, printing, health care, packaging and agricultural products. The company sells its products worldwide, however, about 49 percent and 38 percent of sales are made in the United States and Europe, respectively. Major products by segment include: Chemicals (specialty chemicals, white pigment and mineral products, fluorochemicals and nylon intermediates); Fibers (textiles, flooring systems, nonwovens, aramids and advanced materials systems and industrial nylon); Polymers (automotive finishes, elastomers, fluoropolymers, packaging and industrial polymers, and engineering polymers); Petroleum (crude oil, natural gas and refined products), and Diversified Businesses (agricultural products, electronic materials, medical products, printing industry products and films). The company's sales are not materially dependent on a single customer or small group of customers. The Fibers and Polymers segments, however, have several large customers in their respective industries that are important to these segments' operating results.

------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Diversified
                                                Chemicals    Fibers     Polymers     Petroleum     Businesses   Consolidated
                                                ---------    ------     --------     ---------    -----------   ------------
1995
Sales to Unaffiliated Customers/1/               $4,181      $7,215      $7,037      $  17,660/2/   $  6,070      $  42,163
Transfers Between Segments                          248          31         208            298            46              -
                                                 ------      ------      ------      ---------      --------      ---------
     Total                                       $4,429      $7,246      $7,245      $  17,958      $  6,116      $  42,163
                                                 ======      ======      ======      =========      ========      =========
Operating Profit                                 $  961      $1,233      $1,263      $   1,334      $    767      $   5,558
Provision for Income Taxes                         (366)       (448)       (472)          (701)         (291)        (2,278)
Equity in Earnings of Affiliates                     64          41          50             22           373            550
                                                 ------      ------      ------      ---------      --------      ---------
After-Tax Operating Income/3/                    $  659      $  826      $  841      $     655      $    849      $   3,830/4/
                                                 ======      ======      ======      =========      ========      =========
Identifiable Assets at December 31               $2,940      $5,983      $5,254      $  12,093      $  4,962      $  31,232/5/
                                                 ======      ======      ======      =========      ========      =========
Depreciation, Depletion and Amortization         $  402      $  527      $  359      $   1,034      $    341      $   2,823/6/
Capital Expenditures                             $  351      $  566      $  389      $   1,619      $    299      $   3,394/7/
                                                 ======      ======      ======      =========      ========      =========

1994
Sales to Unaffiliated Customers/1/               $3,760      $6,767      $6,318      $16,815/2/     $  5,673      $  39,333
Transfers Between Segments                          208          44         181            388            36              -
                                                 ------      ------      ------      ---------      --------      ---------
     Total                                       $3,968      $6,811      $6,499      $  17,203      $  5,709      $  39,333
                                                 ======      ======      ======      =========      ========      =========
Operating Profit                                 $  536      $1,083      $1,084      $   1,141      $    608      $   4,452
Provision for Income Taxes                         (208)       (412)       (423)          (486)         (191)        (1,720)
Equity in Earnings of Affiliates                     58          30          56             25           206            375
                                                 ------      ------      ------      ---------      --------      ---------
After-Tax Operating Income/8/                    $  386      $  701      $  717      $     680      $    623      $   3,107/4/
                                                 ======      ======      ======      =========      ========      =========
Identifiable Assets at December 31               $2,880      $6,020      $5,160      $  11,961      $  5,001      $  31,022/5/
                                                 ======      ======      ======      =========      ========      =========
Depreciation, Depletion and Amortization         $  412      $  512      $  403      $   1,191      $    434      $   3,106/6/
Capital Expenditures                             $  298      $  541      $  310      $   1,576      $    283      $   3,151/7/
                                                 ======      ======      ======      =========      ========      =========

1993
Sales to Unaffiliated Customers/1/               $3,546      $6,188      $5,869      $15,771/2/     $  5,724      $  37,098
Transfers Between Segments                          475          14          23            428             1              -
                                                 ------      ------      ------      ---------      --------      ---------
     Total                                       $4,021      $6,202      $5,892      $  16,199      $  5,725      $  37,098
                                                 ======      ======      ======      =========      ========      =========
Operating Profit                                 $  237      $  258      $  255      $   1,195      $   (495)     $   1,450
Provision for Income Taxes                          (99)       (144)       (108)          (428)          162           (617)
Equity in Earnings of Affiliates                     28          55          30             45           (74)            84
                                                 ------      ------      ------      ---------      --------      ---------
After-Tax Operating Income/9,10,11/              $  166      $  169      $  177      $ 812 /12/      $  (407)/13/ $     917/4/
                                                 ======      ======      ======      =========      ========      =========
Identifiable Assets at December 31               $2,960      $5,771      $5,226      $  11,938      $  5,029      $  30,924/5/
                                                 ======      ======      ======      =========      ========      =========
Depreciation, Depletion and Amortization         $  303      $  658      $  527      $   1,379      $    460      $   3,451/6/
Capital Expenditures                             $  294      $  751      $  428      $   1,659      $    329      $   3,655/7/
                                                 ======      ======      ======      =========      ========      =========

                                     DuPont                                  55

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


1 Sales of refined petroleum products of $13,938 in 1995, $12,853 in 1994 and $12,403 in 1993 exceeded 10 percent of consolidated sales.

2 Excludes crude oil and refined product exchanges and trading transactions totaling $2,299 in 1995, $2,254 in 1994 and $3,808 in 1993.

3  Includes the following (charges)/benefits/a/:

---------------------------------------------------
Chemicals                                    $  10
Fibers                                          31
Polymers/b/                                    (35)
Petroleum/c/                                   (45)
Diversified Businesses/d/                      (75)
                                             -----
                                             $(114)
                                             =====
   a Includes a benefit of $69 principally from adjustments in estimates associated with the third quarter 1993 restructuring charge. The $69 is reflected in Chemicals $10; Fibers $31; Polymers $3; and Diversified Businesses $25.
   b Includes a charge of $38 for costs to settle certain plumbing systems litigation.
   c Charge for write-down of certain North American and European assets consistent with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which was adopted by the company in 1995.
   d Includes a charge of $24 for printing and publishing operations, principally for employee separation costs in Europe, a litigation provision of $13 related to a previously sold business and a charge of $63 associated with Benlate(R) 50 DF fungicide recall.

4  The following reconciles After-Tax Operating Income to Net Income:

-----------------------------------------------------------------------
                                          1995       1994       1993
                                         ------     ------     -----
After-Tax Operating Income               $3,830     $3,107     $ 917
Interest and Other
 Corporate
     Expenses Net of Tax/a/                (537)     (380)      (351)
                                         ------     ------     -----
Net Income                               $3,293     $2,727     $ 566/b/
                                         ======     ======     =====

   a Includes interest and debt expense and other corporate expenses such as exchange gains and losses (including the company's share of equity affiliates' exchange gains and losses) and amortization of capitalized interest.
   b Before extraordinary item. See the Consolidated Income Statement on page 34.

5  The following reconciles Identifiable Assets to Total Assets:

----------------------------------------------------------------------
                                           1995       1994       1993
                                         -------    -------    -------
Identifiable Assets at December 31       $31,232    $31,022    $30,924
Investment in Affiliates                   1,846      1,662      1,607
Corporate Assets                           4,234      4,208      4,522
                                         -------    -------    -------
Total Assets at December 31              $37,312    $36,892    $37,053
                                         =======    =======    =======

6 Includes depreciation on research and development facilities, impairment of unproved properties and, in 1993, depreciation reflected in restructuring charges.

7  Excludes investments in affiliates.

8  Includes the following (charges)/benefits/a/:

---------------------------------------------------
Chemicals/b/                                  $ (5)
Fibers                                          25
Polymers                                        11
Petroleum/c/                                   (26)
Diversified Businesses/d/                      (53)
                                              ----
                                              $(48)
                                              ====

   a Includes a net benefit of $112 from adjustments in estimates associated with the third quarter 1993 restructuring charge of which $88 relates to adjustments for other than employee separation costs. The $112 is reflected in Chemicals $22; Fibers $25; Polymers $11; and Diversified Businesses $54.
   b Includes a charge of $27 associated with the discontinuation of certain products, asset sales and write-downs.
   c Includes a charge of $58 for employee separation costs, a loss of $95 from the write-down of certain North Sea oil properties to be sold and a benefit of $127 principally related to a favorable change in tax status resulting from a transfer of properties among certain North Sea affiliates.
   d Includes charges of $110 associated with the Benlate(R) 50 DF fungicide recall and $27 for the write-down of assets and discontinuation of certain products, and a benefit of $30 from an adjustment of prior-year tax provisions.

9 Includes the following third-quarter charges for asset write-downs, employee separation costs, facility shutdowns and other restructuring costs (see
   Note 5):

--------------------------------------------------
Chemicals/a/                                $  112
Fibers/b/                                      266
Polymers/c/                                    148
Petroleum/d/                                   172
Diversified Businesses/e/                      413
                                            ------
                                            $1,111
                                            ======

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

10 Includes a net benefit of $265 resulting from tax law changes. The Petroleum segment reflects $230, primarily due to a reduction in deferred U.K. petroleum revenue taxes, and $35 is reflected in the remaining segments (Chemicals $6; Fibers $10; Polymers $10; and Diversified Businesses $9).

56                                      DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


11 Includes a net charge of $92 related to certain product liability claims and litigation costs ($144, of which $126 is associated with the Benlate(R) 50 DF fungicide recall) and a loss on the sale of a polyethylene business ($17), partly offset by a gain from the sale of the Remington Arms Company ($69). The $92 is reflected in Chemicals $10; Polymers $25; and Diversified Businesses $57.

12 Includes a $21 loss from sale of petroleum-producing properties and a $32 gain from exchange of several proved and unproved North Sea petroleum properties for an interest in a Norwegian offshore pipeline and cash; since these are not "similar productive assets" as defined under Accounting Principles Board Opinion No. 29, a gain was recognized on the exchange.

13 Includes a charge of $184 for the write-down of intangible assets (technology and goodwill) associated with the printing and publishing business.

     See segment discussions on pages 6-23 for a description of each industry segment. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products.

                                    DuPont                                    57

                          Supplemental Petroleum Data

                             (Dollars in millions)


Oil and Gas Producing Activities

The disclosures on pages 58-63 are presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69. Accordingly, volumes of reserves and production exclude royalty interests of others, and royalty payments are reflected as reductions in revenues.

Results of Operations for Oil and Gas Producing Activities

------------------------------------------------------------------------------------------------------------------------------
                                Total Worldwide           United States                  Europe              Other Regions
                           -----------------------   -----------------------    -----------------------    -------------------
                            1995    1994     1993    1995     1994     1993     1995    1994      1993     1995   1994   1993
                           ------  ------  -------   -----    -----  -------    -----  ------    ------    -----  -----  -----
Consolidated Companies
Revenues:
 Sales to unaffiliated
 customers                 $1,863  $2,196  $ 2,177   $ 443    $ 552  $   538    $ 817  $1,015    $1,000    $ 603  $ 629  $ 639
 Transfers to other
 company operations           862     733      930     386      401      558      477     332       372       (1)    --     --
Exploration, including dry
 hole costs                  (275)   (323)    (329)    (80)    (130)    (107)    (134)   (110)     (109)     (61)   (83)  (113)
Production                   (727)   (786)    (868)   (287)    (327)    (424)    (347)   (377)     (363)     (93)   (82)   (81)
Depreciation, depletion,
 amortization and
valuation provisions         (727)   (957)  (1,140)   (290)    (334)    (591)/1/ (362)   (533)/2/  (468)     (75)   (90)   (81)
Other/3/                       82      67      (20)     48       38      (17)      31      25         9        3      4    (12)
Income taxes                 (626)   (463)    (281)    (24)       7       84     (242)   (122)/4/   (16)/5/ (360)  (348)  (349)
                           ------  ------  -------   -----    -----  -------    -----  ------    ------    -----  -----  -----
Total consolidated
 companies                    452     467      469     196      207       41      240     230       425       16     30      3
                           ------  ------  -------   -----    -----  -------    -----  ------    ------    -----  -----  -----
Equity Affiliates
Results of operations of
 equity affiliates             12     (16)     (13)     --        1       (1)      12     (17)      (12)      --     --     --
                           ------  ------  -------   -----    -----  -------    -----  ------    ------    -----  -----  -----
Total                      $  464  $  451  $   456   $ 196    $ 208  $    40    $ 252  $  213    $  413    $  16  $  30  $   3
                           ======  ======  =======   =====    =====  =======    =====  ======    ======    =====  =====  =====

1 Includes a charge of $219 ($137 after taxes) for impairment of certain U.S. petroleum-producing properties to be sold.

2 Includes a charge of $115 ($95 after taxes) for impairment of certain North Sea oil properties to be sold.
3 Includes gain/(loss) on disposal of fixed assets and other miscellaneous revenues and expenses.
4 Includes a tax benefit of $127 principally related to a favorable change in tax status resulting from a transfer of properties among certain North Sea affiliates.
5  Includes a benefit of $241 resulting from tax law changes in the United
   Kingdom.

58                                  DuPont

                          Supplemental Petroleum Data

                             (Dollars in millions)

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities/1/
----------------------------------------------------------------------------------------------------------------------------------
                                     Total Worldwide              United States             Europe              Other Regions
                              ---------------------------   ----------------------  ----------------------  ----------------------
                               1995       1994      1993     1995    1994    1993    1995    1994    1993    1995    1994    1993
                              -------   -------   -------   ------  ------  ------  ------  ------  ------  ------  ------  ------
Consolidated Companies
Property acquisitions:
  Proved/2/                   $    96   $   139   $   111   $   95  $   14  $   93  $   --  $  115  $    5  $    1  $   10  $   13
  Unproved                         58        36        11       29      18       8       1       5      --      28      13       3
Exploration                       358       403       352      128     151      83     159     136     158      71     116     111
Development                       745       713       864      242     174     195     463     466     567      40      73     102
                              -------   -------   -------   ------  ------  ------  ------  ------  ------  ------  ------  ------
Total consolidated companies    1,257     1,291     1,338      494     357     379     623     722     730     140     212     229
                              -------   -------   -------   ------  ------  ------  ------  ------  ------  ------  ------  ------
Equity Affiliates
Property acquisitions:
  Proved                           --        --        43       --      --      43      --      --      --      --      --      --
Development                        29        75        70       19      12      16      10      63      54      --      --      --
                              -------   -------   -------   ------  ------  ------  ------  ------  ------  ------  ------  ------
Total equity affiliates            29        75       113       19      12      59      10      63      54      --      --      --
                              -------   -------   -------   ------  ------  ------  ------  ------  ------  ------  ------  ------
Total                         $ 1,286   $ 1,366   $ 1,451   $  513  $  369  $  438  $  633  $  785  $  784  $  140  $  212  $  229
                              =======   =======   =======   ======  ======  ======  ======  ======  ======  ======  ======  ======

1 These data comprise all costs incurred in the activities shown, whether capitalized or charged to expense at the time they were incurred.
2  Does not include properties acquired through property exchanges.

Capitalized Costs Relating to Oil and Gas Producing Activities

----------------------------------------------------------------------------------------------------------------------------------
                                     Total Worldwide              United States             Europe              Other Regions
                              ---------------------------   ----------------------  ----------------------  ----------------------
                               1995       1994      1993     1995    1994    1993    1995    1994    1993    1995    1994    1993
                              -------   -------   -------   ------  ------  ------  ------  ------  ------  ------  ------  ------
Consolidated Companies
Gross costs:
Proved properties             $11,023   $11,057   $11,663   $4,440  $4,806  $4,934  $5,220  $4,950  $5,582  $1,363  $1,301  $1,147
Unproved properties               883       790       701      251     291     321     439     323     218     193     176     162
Accumulated depreciation,
 depletion,
amortization and valuation
 allowances:
Proved properties               6,290     6,173     6,467    2,822   3,073   3,023   2,425   2,122   2,604   1,043     978     840
Unproved properties               156       185       261       76     110     162       7       6      13      73      69      86
                              -------   -------   -------   ------  ------  ------  ------  ------  ------  ------  ------  ------
Total net costs of
 consolidated companies         5,460     5,489     5,636    1,793   1,914   2,070   3,227   3,145   3,183     440     430     383
                              -------   -------   -------   ------  ------  ------  ------  ------  ------  ------  ------  ------
Equity Affiliates
Net costs of equity
 affiliates:
Proved properties                 223       253       177       60      93      92     163     160      85      --      --      --
                              -------   -------   -------   ------  ------  ------  ------  ------  ------  ------  ------  ------
Total                         $ 5,683   $ 5,742   $ 5,813   $1,853  $2,007  $2,162  $3,390  $3,305  $3,268  $  440  $  430  $  383
                              =======   =======   =======   ======  ======  ======  ======  ======  ======  ======  ======  ======

                                      DuPont                                  59

                          Supplemental Petroleum Data

                           (In millions of barrels)


Estimated Proved Reserves of Oil/1/

----------------------------------------------------------------------------------------------------------------------------------
                                       Total Worldwide           United States                 Europe            Other Regions/2/
                                   ---------------------      --------------------      -------------------     ------------------
                                   1995    1994     1993      1995    1994    1993      1995    1994   1993     1995   1994   1993
                                   ----    ----    -----      ----    ----    ----      ----    ----   ----     ----   ----   ----
Proved Developed and
 Undeveloped
Reserves of Consolidated
 Companies
Beginning of year                   953     964    1,034       336     344     421       394     390    391      223    230    222
     Revisions and other
      changes                        (1)     51       14        (8)     14      (6)       (9)     26     13       16     11      7
     Extensions and
      discoveries                   122      50       83        25       8      19        72      21     41       25     21     23
     Improved recovery                4      10        7         1       9       5         3      --     --       --      1      2
     Purchase of reserves/3/          5      43       25         3      14       7        --      29      2        2     --     16
     Sale of reserves/4/            (33)    (33)     (64)      (33)    (20)    (62)       --     (13)    (2)      --     --     --
     Production                    (117)   (132)    (135)      (30)    (33)    (40)      (52)    (59)   (55)     (35)   (40)   (40)
                                   ----    ----    -----       ---     ---     ---       ---     ---    ---      ---    ---    ---
End of year                         933     953      964       294     336     344       408     394    390      231    223    230
                                   ----    ----    -----       ---     ---     ---       ---     ---    ---      ---    ---    ---
Proved Developed and
 Undeveloped
     Reserves of Equity
      Affiliates
Beginning of year                    35      19       19        --      --       --      35      19     19     --     --     --
     Revisions and other
      changes                         5       6       --        --      --       --       5       6     --     --     --     --
     Extensions and
      discoveries                     8      11       --        --      --       --       8      11     --     --     --     --
     Production                      (4)     (1)      --        --      --       --      (4)     (1)    --     --     --     --
                                   ----    ----    -----       ---     ---      ---     ---     ---    ---    ---    ---    ---
End of year                          44      35       19        --      --       --      44      35     19     --     --     --
                                   ----    ----    -----       ---     ---      ---     ---     ---    ---    ---    ---    ---
Total                               977     988      983       294     336      344     452     429    409    231    223    230
                                   ----    ----    -----       ---     ---      ---     ---     ---    ---    ---    ---    ---
Proved Developed Reserves
     of Consolidated
      Companies
Beginning of year                   706     708      750       324     332      397     171     160    153    211    216    200
End of year                         684     706      708       265     324      332     217     171    160    202    211    216

1 Oil reserves comprise crude oil and condensate and natural gas liquids (NGL) expected to be removed for the company's account from its natural gas deliveries.

2 Excludes reserve data applicable to Conoco's petroleum assets in Libya. Although negotiations with the Libyan government's national oil company continue and Conoco believes recovery of the carrying value of assets is probable, Conoco has not resumed its participation in Libyan operations.

3  Includes reserves acquired through property exchanges.

4  Includes reserves disposed of through property exchanges.

60                                    DuPont

                          Supplemental Petroleum Data

                            (In billion cubic feet)


Estimated Proved Reserves of Gas

----------------------------------------------------------------------------------------------------------------------------------
                                        Total Worldwide             United States               Europe            Other Regions
                                   ------------------------    ----------------------   ---------------------   ------------------
                                   1995      1994      1993     1995     1994    1993    1995    1994    1993   1995   1994   1993
                                   -----    -----     -----    -----    -----   -----   -----   -----   -----   ----   ----   ----
Proved Developed and Undeveloped
  Reserves of Consolidated
  Companies
Beginning of year                  4,330    3,680     3,445    1,749    1,802   1,928   2,431   1,752   1,417    150    126    100
  Revisions and other
   changes                           328      317        72      131      121     (22)    195     187      54      2      9     40
  Extensions and
   discoveries                       400      514       712      225      139     196     147     356     507     28     19      9
  Improved recovery                    1       --         1        1       --       1      --      --      --     --     --     --
  Purchase of reserves/1/            167      375        53      167       42      53      --     321      --     --     12     --
  Sale of reserves/2/                (78)     (71)     (122)     (78)     (37)    (49)     --     (34)    (68)    --     --     (5)
  Production                        (439)    (485)     (481)    (304)    (318)   (305)   (124)   (151)   (158)   (11)   (16)   (18)
                                   -----    -----     -----    -----    -----   -----   -----   -----   -----    ---    ---    ---
End of year                        4,709    4,330     3,680    1,891    1,749   1,802   2,649   2,431   1,752    169    150    126
                                   -----    -----     -----    -----    -----   -----   -----   -----   -----    ---    ---    ---
Proved Developed and
  Undeveloped Reserves of
  Equity Affiliates
Beginning of year                    830      586       368      830      586     368      --      --      --     --     --     --
  Revisions and other
   changes                            --      255        72       --      255      72      --      --      --     --     --     --
  Purchase of reserves                --        2       151       --        2     151      --      --      --     --     --     --
  Sale of reserves                  (189)      --        --     (189)      --      --      --      --      --     --     --     --
  Production                         (14)     (13)       (5)     (14)     (13)     (5)     --      --      --     --     --     --
                                   -----    -----     -----    -----    -----   -----   -----   -----   -----    ---    ---    ---
End of year                          627      830       586      627      830     586      --      --      --     --     --     --
                                   -----    -----     -----    -----    -----   -----   -----   -----   -----    ---    ---    ---
Total                              5,336    5,160     4,266    2,518    2,579   2,388   2,649   2,431   1,752    169    150    126
                                   =====    =====     =====    =====    =====   =====   =====   =====   =====    ===    ===    ===
Proved Developed Reserves of
  Consolidated Companies
Beginning of year                  2,496    2,570     2,539    1,687    1,717   1,837     683     738     618    126    115     84
End of year                        2,933    2,496     2,570    1,733    1,687   1,717   1,071     683     738    129    126    115

1  Includes reserves acquired through property exchanges.

2  Includes reserves disposed of through property exchanges.

                                    DuPont                                    61

                          Supplemental Petroleum Data


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The information on the following page has been prepared in accordance with Statement of Financial Accounting Standards No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10 percent annual discount rate. Specifically, the per-barrel oil sales prices used to calculate the December 31, 1995 data averaged $16.71 for the United States, $18.87 for Europe and $17.61 for Other Regions, and the gas prices per thousand cubic feet averaged approximately $1.65 for the United States, $2.86 for Europe and $1.10 for Other Regions. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year to year based on market conditions at that specific date.

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

62                                  DuPont

                          Supplemental Petroleum Data

                             (Dollars in millions)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves
-----------------------------------------------------------------------------------------------------------------------------------
                               Total Worldwide           United States                  Europe                 Other Regions
                         -------------------------  -------------------------  -------------------------  -------------------------
                           1995    1994     1993     1995     1994     1993     1995     1994     1993     1995     1994      1993
                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------   ------
Consolidated Companies
Future cash flows:
     Revenues            $26,766  $23,836  $19,558  $ 7,631  $ 7,201  $ 7,199  $14,995  $12,945  $ 9,380  $ 4,140  $ 3,690  $ 2,979
     Production costs     (9,152)  (8,967)  (9,117)  (3,038)  (3,411)  (4,361)  (5,154)  (4,719)  (4,005)    (960)    (837)    (751)
     Development costs    (1,583)  (1,693)  (1,802)    (218)    (184)    (515)  (1,234)  (1,439)  (1,143)    (131)     (70)    (144)
     Income tax expense   (7,404)  (6,084)  (3,607)  (1,169)    (873)    (414)  (3,758)  (2,893)  (1,514)  (2,477)  (2,318)  (1,679)
                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------   ------
Future net cash flows      8,627    7,092    5,032    3,206    2,733    1,909    4,849    3,894    2,718      572      465      405
Discounted to present
 value at a
 10% annual rate          (3,469)  (2,817)  (1,818)  (1,456)  (1,154)    (655)  (1,813)  (1,522)  (1,021)    (200)    (141)    (142)
                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------   ------
Total consolidated
 companies                 5,158    4,275    3,214    1,750    1,579    1,254    3,036    2,372    1,697      372      324      263
                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------   ------
Equity Affiliates
Standardized measure
 of discounted future
 net cash flows
 of equity affiliates        166      211       99       44      102       96      122      109        3       --       --       --
                         -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------   ------
Total                    $ 5,324  $ 4,486  $ 3,313  $ 1,794  $ 1,681  $ 1,350  $ 3,158  $ 2,481  $ 1,700  $   372  $   324   $  263
                         =======  =======  =======  =======  =======  =======  =======  =======  =======  =======  =======   ======


Summary of Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves for Fully Consolidated Companies

----------------------------------------------------------------------------------------------------------
                                                                        1995           1994          1993
                                                                       -------       -------       -------
Balance at January 1                                                   $ 4,275       $ 3,214       $ 4,308
Sales and transfers of oil and gas produced, net of
 production costs                                                       (1,998)       (2,143)       (2,239)
Development costs incurred during the period                               745           713           864
Net changes in prices and in development and production costs              675         1,275        (3,017)
Extensions, discoveries and improved recovery, less related costs        1,219           775           915
Revisions of previous quantity estimates                                   375           796           130
Purchases (sales) of reserves in place--net                                (62)          333          (120)
Accretion of discount                                                      753           529           791
Net change in income taxes                                                (897)       (1,174)        1,493
Other                                                                       73           (43)           89
                                                                       -------       -------       -------
Balance at December 31                                                 $ 5,158       $ 4,275       $ 3,214
                                                                       =======       =======       =======

                                    DuPont                                    63

                           Quarterly Financial Data

                    (Dollars in millions, except per share)

----------------------------------------------------------------------------------------------------
Quarter Ended                                  March 31     June 30       September 30   December 31
----------------------------------------------------------------------------------------------------
1995
Sales                                           $10,502      $11,076         $10,200        $10,385
Cost of Goods Sold and Other Expenses/1/          9,022        9,566           8,951          9,575
Net Income                                          959          938/2/          769/3/         627/4/
Earnings Per Share of Common Stock                 1.40         1.70            1.38           1.13
Dividends Per Share of Common Stock                 .47          .52             .52            .52
Market Price of Common
 Stock/5/
     High                                        61 3/4       69 3/8              73         70 1/4
     Low                                         52 5/8       60 1/4          63 3/4         60 1/8
----------------------------------------------------------------------------------------------------

1994
Sales                                           $ 9,190      $10,161         $ 9,845        $10,137
Cost of Goods Sold and Other Expenses/1/          8,101        8,924           8,958          9,322
Net Income                                          642          792/6/          647/7/         646/8/
Earnings Per Share of Common Stock                  .94         1.16             .95            .95
Dividends Per Share of Common Stock                 .44          .44             .47            .47
Market Price of Common
 Stock/5/
     High                                            59 7/8   62 3/8          61 3/8         60 1/2
     Low                                             48 1/4   51 1/2          56 7/8         50 3/4

1    Excludes interest and debt expense and provision for income taxes.

2 Includes a net charge of $29 ($.05 per share) related to a charge of $63 associated with Benlate(R) 50 DF fungicide recall and a benefit of $34, principally due to adjustment of estimates associated with the third quarter 1993 restructuring charge.

3 Includes a net charge of $2 reflecting: a benefit of $38 from adjustments in estimates associated with the third quarter 1993 restructuring charge; a charge of $27 principally for employee separation costs; and a litigation provision of $13 related to a previously sold business.

4 Includes charges of $45 ($.08 per share) for the write-down of certain North American and European petroleum assets and $38 ($.07 per share) for costs to settle certain plumbing systems litigation.

5    As reported on the New York Stock Exchange, Inc. Composite Transactions
     Tape.

6 Includes a charge of $47 ($.07 per share) associated with Benlate(R) 50 DF fungicide recall.

7 Includes a net charge of $3 reflecting: a benefit of $50 from adjustments in estimates associated with the third quarter 1993 restructuring charge; a charge of $58 for employee separation costs; a loss of $95 from the write-down of certain North Sea oil properties to be sold; a charge of $27 associated with the discontinuation of certain products, assets sales and write-downs; and a benefit of $127 principally related to a favorable change in tax status resulting from a transfer of properties among certain North Sea affiliates.

8 Includes a net benefit of $2 reflecting: a benefit of $62 from adjustments in estimates associated with the third quarter 1993 restructuring charge; a charge of $63 associated with the Benlate(R) 50 DF fungicide recall; a charge of $27 for the write-down of assets and discontinuation of certain products; and a benefit of $30 from an adjustment of prior-year tax provisions.

                         Consolidated Geographic Data

                             (Dollars in millions)

                                     Capital              Total Assets                    Average
                                   Expenditures            December 31                   Employment
                             ----------------------     --------------------       --------------------
                               1995           1994       1995         1994          1995         1994
                             -------        -------     -------      -------       -------      -------
United States                $ 1,889        $ 1,520     $19,490      $19,857        71,121       73,507

Europe                         1,268          1,317      12,166       11,957        20,765       22,624

Other Regions                    486            404       5,656        5,078        14,255       14,376

Total                        $ 3,643        $ 3,241     $37,312      $36,892       106,141      110,507
                             =======        =======     =======      =======       =======      =======

Capital expenditures, total assets and average employment are assigned to geographic areas, generally based on physical location.

64                                  DuPont

                         Five-Year Financial Review/1/

                    (Dollars in millions, except per share)


-----------------------------------------------------------------------------------------------------------------------------
                                                                 1995           1994         1993         1992         1991
                                                                -------       -------       -------      -------      -------
Summary of Operations
Sales                                                           $42,163       $39,333       $37,098      $37,799      $38,695
Earnings Before Income Taxes                                    $ 5,390       $ 4,382       $   958      $ 1,811      $ 2,818
Provision for Income Taxes                                      $ 2,097       $ 1,655       $   392      $   836      $ 1,415
Net Income                                                      $ 3,293       $ 2,727       $   566/2/   $   975/3/   $ 1,403
     As Percent of Average Stockholders' Equity                    32.7%         22.6%          4.8%         8.1%         8.3%
Earnings Per Share of Common Stock/4/                           $  5.61       $  4.00       $   .83      $  1.43      $  2.08
                                                                =======       =======       =======      =======      =======
Financial Position at Year End
Working Capital                                                 $(1,776)      $ 3,543       $ 1,460      $ 2,002      $ 3,381
Total Assets                                                    $37,312       $36,892       $37,053      $38,870      $36,559
Borrowings and Capital Lease Obligations:
     Short Term                                                 $ 6,157       $ 1,292       $ 2,796      $ 3,799      $ 1,841
     Long Term                                                  $ 5,678       $ 6,376       $ 6,531      $ 7,193      $ 6,456
Stockholders' Equity                                            $ 8,436       $12,822       $11,230      $11,765      $16,739
Total Debt as Percent of Total Capitalization                        58%           37%           45%          48%          33%
                                                                =======       =======       =======      =======      =======
General
For the Year:
     Capital Expenditures                                       $ 3,643       $ 3,241       $ 3,725      $ 4,524      $ 5,246
     Depreciation, Depletion and Amortization                   $ 2,722       $ 2,976       $ 2,833      $ 2,655      $ 2,640
     Research and Development Expense                           $ 1,067       $ 1,047       $ 1,132      $ 1,277      $ 1,298
       As Percent of Sales for:
         Chemicals, Fibers, Polymers and Diversified Businesses     4.2%          4.5%          5.1%         5.6%         5.8%
         Petroleum                                                  0.2%          0.3%          0.3%         0.4%         0.4%
Average Number of Shares Outstanding (millions)                     585           680           677          673          671
Dividends Per Common Share                                      $  2.03       $  1.82       $  1.76      $  1.74      $  1.68
Dividends as Percent of Earnings on Common Stock                     36%           46%          212%/2/      122%/3/       81%
Common Stock Prices:
     High                                                       $    73       $    62 3/8   $    53 7/8  $    54 7/8  $    50
     Low                                                        $    52 5/8   $    48 1/4   $    44 1/2  $    43 1/2  $    32 3/4
     Year-End Close                                             $    69 7/8   $    56 1/8   $    48 1/4  $    47 1/8  $    46 5/8
At Year End:
     Employees (thousands)                                          105           107           114          125          133
     Common Stockholders of Record (thousands)                      166           172           181          188          195
     Book Value Per Common Share                                $ 14.76       $ 18.48       $ 16.22      $ 17.08      $ 24.58
                                                                =======       =======       =======      =======      =======

1 See Management's Discussion and Analysis on pages 25-31, Consolidated Income Statement on page 34, Notes to Financial Statements on pages 38-57 and Quarterly Financial Data on page 64 for information relating to significant items affecting the results of operations and financial position.

2 Before effect on income of extraordinary item. See the Consolidated Income Statement on page 34.

3 Before transition effect of accounting changes adopted in 1992 for Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes." Charges to net income of $3,788 ($5.63 per share) and $1,045 ($1.55 per share), respectively, were recorded for the effects of transition to these two new standards. Also, before extraordinary charge of $69 ($.10 per share) from early extinguishment of debt.

4  Based on the average number of common shares outstanding.

                                    DuPont                                    65