Form 10-K, Exhibit 13
period 1996-12-31
DUPONT E I DE NEMOURS & CO
filed 1997-03-24
CIK 30554

To Our Shareholders
-------------------

DuPont had a stand-out year in 1996. We posted record earnings for the third year in a row. Our shareholders benefited from outstanding share price appreciation. And, very importantly, we articulated a fundamental strategy aimed at value creation -- DuPont's critical path to future success.

  Net income for the year was $3.6 billion or $6.47 per share compared to $3.3 billion or $5.61 per share in 1995. Total shareholder return was 38 percent, some 15 percentage points higher than the return for the S&P 500 index. Our energy business showed particular strength from both improved prices and higher volumes and provided the most significant portion of our increase in earnings. In our chemicals businesses, the largest contribution to earnings growth came from our newly reported Life Sciences segment which includes agricultural products and pharmaceuticals and also from the Lycra/(R)/ brand spandex business.

DuPont's direction is clear
---------------------------

  Underlying our performance is a clear understanding of our corporate direction and a well-articulated strategy to implement our goals. We want to be the most successful energy and chemistry-based company in the world, dedicated to creating materials that make people's lives better and easier. We believe that over the long haul, superior profitability comes from a leading global competitive position. We have a unique set of businesses that derive their superior competitive advantage from strong core technology platforms, product brand franchises and engineering capability. All of this is aimed at delivering at least 15 percent annual total shareholder return which will require 10-12 percent earnings growth.

  We are determined to build our company profitably with a clear focus on providing both superior value for our shareholders and personal growth and benefit for employees. We depend on 97,000 dedicated people around the world to accomplish this. Our success is the result of their creative efforts to improve the business continuously and to provide superior value for our customers.

Value liberation to value creation
----------------------------------

  The past few years marked one of the greatest transformations in DuPont's history. We liberated value through productivity and efficiency improvements while reorganizing to speed decision


                                     1996

                                                                               1
                                   CONTINUED
making and implementation. Cost reduction and increased capital efficiency revitalized our competitiveness, enabling our businesses to compete and grow profitably in world markets. Our aim now is to create value by at least doubling the rate of revenue growth while we maintain our emphasis on productivity improvements.

Growth will be global
---------------------

  We have aggressive strategies for growth. One strategy is pursuing emerging markets. Today, markets outside the United States provide 50 percent of total revenue and that percentage is growing. Our fastest growth is coming from Asia Pacific and South America. We are also focused on capturing growth in the developed markets of North America and Western Europe where we have a large revenue base.

  Achieving sustained, profitable growth in today's global marketplace requires clear competitive advantage. We've defined that advantage as being number one or two in both market position and technology in our chemicals and specialties businesses that are global in scope. About two-thirds of our businesses are already positioned as global leaders by this measure. Among them are nylon, Lycra/(R)/, titanium dioxide, agricultural products, fluoroproducts, nonwovens, aramids and photopolymers. We have some others such as polyester, finishes and ethylene copolymers that are very strong regionally. For these, we are pursuing creative ways to achieve a strong global position.

  Conoco's global strategy includes a strong focus on growth in the upstream business, targeting undeveloped reserves in Venezuela, the Middle East, Russia, and Asia Pacific as well as deep water in the Gulf of Mexico. Our Polar Lights joint venture in Russia is the acknowledged model for petroleum development there and has become a showcase for the industry. Downstream we are building new refining capacity in Malaysia to participate in the region with the fastest growing energy demand in the world.

Innovation: research is key
---------------------------

  Research and development is essential to our growth strategy and we intend to use our technological strength to add superior competitiveness. We expect R&D to revolutionize the productivity of our manufacturing assets. A third of our revenue growth is targeted to come from new products. Research programs balance near- and long-term opportunities. Our agricultural products pipeline includes 14 new crop protection chemicals. In pharmaceuticals, Cozaar/(R)/ is the fastest growing antihypertension drug introduced in the last decade. Two other promising drugs are in the DuPont Merck research pipeline. Other development programs are focusing on the commercialization of new products and processes from a radical new catalyst system for polyolefins and a series of new technologies for polyester. Both polyesters and polyolefins are large markets that are growing rapidly and represent potential for DuPont based on new technologies.

Alliances and acquisitions for speed and flexibility
----------------------------------------------------

  Doing things on our own is not the only route to success. We selectively use acquisitions and alliances to enter new markets, secure technology advantages, or quickly establish regional market presence. We currently have some 120 joint venture companies worldwide, and 30 in the process of being formed. Many are in Asia and are essential to establishing our presence in that high-growth region of the world.

Grow, fix, or divest
--------------------

  Profitable growth is our aim. But sometimes portfolio adjustments are necessary to better focus on core businesses and strengthen the company. In 1996, we sold most of the medical products business, divested 30 percent of the photomasks business through an initial public offering and made agreements to exit businesses in electronic imaging, caustic chlorine and advanced composites. We gave new life to our elastomers business by entering into a joint venture with The Dow Chemical Company, combining DuPont's global market position with Dow's new technology. The recently announced nylon modernization program will enable us to maintain a leadership position globally. Some businesses such as Conoco's U.S. downstream operations and parts of printing and publishing remain challenges for 1997.

Results on all fronts
---------------------

  Committed as we are to getting financial results, we are equally determined to achieve them in harmony with DuPont's core values. In performance areas such as safety and the environment we continue to demonstrate leadership that directly benefits our shareholders as well as our employees. A major survey by BTI Consulting Group of Boston identified DuPont as the best U.S. company for environmental management. Actual environmental releases for the latest U.S. EPA Toxic Release Inventory report dropped 28 percent. Since 1988, we have reduced total land-filled waste by 45 percent. That represents a reduction of nearly 1 billion pounds per year. Safety performance continues to improve, while our overall safety record remains the best in industry. But although our accidents are few in number, we still have too many serious ones. Our goal remains zero for all accidents and environmental incidents.

Leadership and accountability
-----------------------------

  Our business leaders are focused on value creation for our customers and our shareholders. We are raising expectations for results and for maintaining an environment in which all employees contribute to their full potential. Our compensation plans were recently aligned with these goals and our desire to increase employee ownership in our company.

Our future
----------

  Overall, we are well on our way to establishing ourselves as one of the great global competitors of the 21st century. We remain committed to generating a strong total shareholder return, and we will accomplish that by doing the things DuPont does best. Customers can count on DuPont research and technology to provide innovative products and services that meet their needs better than anyone else. Employees can count on DuPont to provide opportunities for them to contribute and to benefit from the company's success. Communities around the world know that DuPont is a company they can count on to live its core values. Those values include respect for people, a commitment to safety and the environment, and an insistence on ethics and integrity. Our future can only be realized if we achieve our objectives every step along the way. We're committed to making 1997 another record year of profitable growth.



/s/ Edgar S. Woolard, Jr.                   /s/ John A. Krol

Edgar S. Woolard, Jr.                       John A. Krol
Chairman of the Board                       President
                                            and Chief Executive Officer


                                            February 28, 1997

--------------------------------------------------------------------------------
          chemicals
          ----------------------------------------------------------------------

                                                             Sales
                                                        ($ in Billions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 4.1          4.2          3.8

                             [CHART APPEARS HERE]

                                                            ATOI
                                                        ($ in Millions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 563          651          378

See Industry Segment Information (Note 27 to Financial Statements).
--------------------------------------------------------------------------------

The Chemicals segment includes a wide range of commodity and specialty products such as titanium dioxide, fluorochemicals and polymer intermediates used in the paper, plastics, chemical processing, refrigeration, textile and environmental management industries.


         Specialty Chemicals began operation of a new plant in Asturias, Spain, to produce tetrahydrofuran (THF) using a new technology. This lowest-cost, butane-based route to THF incorporates reactor and catalyst techniques developed by DuPont and Conoco scientists. A second new technology process, to convert THF into Terathane/(R)/ polytetramethylene ether glycol, is being incorporated in a plant under construction at LaPorte, Texas, scheduled for start up in 1997. This process has capital, cost and environmental advantages. Terathane/(R)/ is an ingredient of several DuPont products, including Lycra/(R)/ brand spandex. In other developments, a joint venture agreement was signed with Ticor Ltd. for production of sodium cyanide in Queensland, Australia. The joint venture is expected to increase Ticor's plant capacity by approximately one-third to more than 40,000 tons by 1998.

              In Fluorochemicals, the refrigerant business focused on improving efficiency and customer service while benefiting from growing demand for non-ozone depleting products. In Fluorochemicals specialty products, growth was led by a significant volume increase in the electronics gas business, which was fueled by a strong demand for semiconductors.

              The titanium dioxide market experienced slow growth and continued downward pressure on world prices. DuPont Ti-Pure/(R)/ titanium dioxide was helped in these difficult conditions by its position as the market leader with innovative products and low-cost capacity options. In regional markets, U.S. demand showed improvement at mid-year and some pickup was experienced in Europe toward the end of the year.

              1996 versus 1995 Sales of $4.1 billion were 1 percent lower,
              ----------------
         reflecting 4 percent higher sales volume more than offset by 5 percent lower prices. After-Tax Operating Income (ATOI) was $563 million, down 14 percent from $651 million in 1995. Excluding nonrecurring items from both years, earnings were $584 million, down 9 percent from the $641 million earned last year, principally reflecting lower earnings from titanium dioxide resulting from significantly lower selling prices. Partly offsetting this were higher earnings from chemical intermediates. Segment results were also negatively affected by investment write-offs in the fourth quarter.

              1995 versus 1994 Sales of $4.2 billion were up 11 percent,
              ----------------
         reflecting 9 percent higher prices and 2 percent higher volumes. ATOI was $651 million, up 72 percent from the $378 million earned in 1994, principally due to improvement in titanium dioxide and specialty chemicals. Excluding nonrecurring items, ATOI was $641 million, up 67 percent.

              Perspective   Successful initiatives in new technologies and
              -----------
         processes such as those in Specialty Chemicals should help the Chemicals segment maintain a healthy competitive position. In Fluorochemicals, the long-awaited increase in demand for alternatives to chlorofluorocarbons (CFCs) should boost sales of DuPont refrigerants, propellants, and cleaning solvents. As the low-cost producer in titanium dioxide, the company is in a good position to ride out market downturns and position itself for growth in new markets in Europe and Asia Pacific.

--------------------------------------------------------------------------------
         fibers
         -----------------------------------------------------------------------

                                                             Sales
                                                        ($ in Billions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 7.2          7.2          6.8

                             [CHART APPEARS HERE]

                                                            ATOI
                                                        ($ in Millions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 802          805          680

See Industry Segment Information (Note 27 to Financial Statements).
--------------------------------------------------------------------------------

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

DuPont Nylon continued its strategy to improve revenue and earnings through two key thrusts. The first is a major renewal program focused on spinning technology, operating efficiencies and consolidation of production. The second is to build the unit's global leadership, including its position in the production and marketing of nylon chemical intermediates. As part of the global program, DuPont in 1996 signed a letter of intent to form a joint venture with BASF to produce and sell nylon intermediates in Asia. Integrated with DuPont's adipic acid and nylon resin plants in Singapore, the joint venture will expand the company's position as a major nylon intermediates, polymer and fiber producer in Asia Pacific. Investments are also being made at nylon intermediates sites in the United Kingdom and Texas.

     Lycra/(R)/ brand spandex continued to reach new markets in men's wear, woven fabrics and footwear and in combination with other fibers for use in ready-to-wear, swimwear, intimate apparel, legwear and activewear. A new specialty product, Lycra/(R)/ Power, was developed in 1996 for retail launch in 1997. The product is designed to enhance sports performance and is based on the results of a five-year sports physiology study conducted at The Pennsylvania State University Center for Sports Medicine.

     Dacron/(R)/ polyester benefited from the company's strong position in polyester intermediates, continuing aggressive cost control and a decrease in paraxylene prices which began in the second quarter of 1996. The filament plant at Cooper River, South Carolina, was upgraded and construction began on new capacity at Suzhou, China, in a new joint venture to supply the Chinese polyester market.

     In Nonwovens, the DuPont-Asahi Flash Spun Products joint venture in Japan contributed to global growth with market penetration in construction membranes, medical packaging and agriculture. Typar/(R)/ spunbonded polypropylene grew in rooflining markets in Europe and as a carpet backing material. A new line of Sontara/(R)/ branded industrial wipes was launched in Asia, Europe and North America. Tyvek/(R)/ HomeWrap/TM/ was introduced as the first of a series of weather membranes for specialized building needs.

     Advanced Fibers Systems continued to build on its Kevlar/(R)/ and Nomex/(R)/ brands of high-performance aramid fibers. Innovative new uses were developed for low-friction fibers in sportswear, incorporating Teflon/(R)/ fluoropolymers. A shift in resource allocation is aimed at growth in new markets in South America, Eastern Europe and Asia Pacific.

     1996 versus 1995  Sales of $7.2 billion were flat as average selling prices
     ----------------
and sales volumes were essentially unchanged versus 1995. After-Tax Operating Income (ATOI) was $802 million, essentially even with the $805 million earned in 1995. Excluding nonrecurring items, earnings were $834 million, 8 percent above the $774 million earned in 1995. This is principally attributable to improved results for Lycra/(R)/ brand spandex, nonwovens and Dacron/(R)/ polyester.

     1995 versus 1994   Fibers segment sales of $7.2 billion were up 7 percent.
     ----------------
The increase was driven by 5 percent higher selling prices and 2 percent higher volume. Sales volume increases, principally in Asia Pacific and Europe, were partly offset by 1 percent lower volume in the United States. ATOI was $805 million versus $680 million in the prior year. Excluding nonrecurring items, ATOI was $774 million, an increase of 18 percent, mainly on improvements in aramids and Dacron/(R)/ polyester.

     Perspective  Development of new markets and uses for established products,
     -----------
along with a strong brand portfolio, are positive factors for the fibers businesses. The renewal program for nylon should help global growth. New technology and new products that combine the characteristics of several DuPont products also hold promise.

--------------------------------------------------------------------------------
         life sciences
         -----------------------------------------------------------------------

                                                             Sales
                                                        ($ in Billions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 2.5          2.3          2.1

                             [CHART APPEARS HERE]

                                                            ATOI
                                                        ($ in Millions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 679          588          360

See Industry Segment Information (Note 27 to Financial Statements).
--------------------------------------------------------------------------------

The Life Sciences businesses consist of Agricultural Products, with a focus on crop protection chemicals and an increasing role in biotechnology, and Pharmaceuticals. The pharmaceuticals business consists primarily of DuPont's 50 percent interest in The DuPont Merck Pharmaceutical Co.


         The Agricultural Products business continued its strong performance in 1996 with profitable growth in Latin America, particularly Brazil, and in Asia and Europe.

              DuPont is well-established as a leader in crop protection chemicals in the Americas, Europe, Japan and Australia and in newer growth markets in Southeast Asia. Further pursuing global expansion in 1996, the company continued building marketing organizations in China and India. DuPont also significantly increased its discovery research in 1996. During the year, DuPont introduced Staple/(R)/, a low-rate herbicide for cotton, Upbeet/(R)/ herbicide for sugarbeet, Matrix/(R)/ herbicide for potatoes and Fortress/(R)/ insecticide for corn.

              While expanding its base in crop protection chemicals, DuPont's strategy is to work toward a leading position in biotechnology-based businesses. DuPont Quality Grains, the biotechnology unit within Agricultural Products that improves the quality and functionality of corn and soybeans, strengthened its position as supplier of enhanced grains to the livestock industry worldwide. The unit's principal products are Optimum/(R)/ high oil corn seed and high oleic soybeans. Approximately 350,000 acres were planted in the high oil corn in 1996 and a 30,000-acre introduction was initiated for the high oleic soybeans for the 1997 season.

              The DuPont Merck Pharmaceutical Co. joint venture had another highly successful year with continued earnings growth and entry into new markets. Coumadin/(R)/, the anticoagulant drug, continued to be an important contributor. Also, Cozaar/(R)/ antihypertensive had strong sales in its first full year of commercialization. Cozaar/(R)/ was developed by DuPont and is marketed by Merck under a shared earnings agreement.

              In new developments during 1996, DuPont Merck entered into a marketing agreement with Boehringer Mannheim Corp. for RetavaseTM, a thrombolic agent for treatment of acute myocardial infarction. Also, the company is co-promoting Prinivil/(R)/ and Prinzide/(R)/, for control of hypertension, with Merck in North America. The U.S. Federal Drug Administration (FDA) cleared for marketing the radiopharmaceutical VerlumaTM for staging small-cell lung cancer. Verluma/TM/, licensed from NeoRx Corp., is the first nuclear oncology product to be marketed by DuPont Merck. The FDA is also reviewing a radiopharmaceutical agent for the treatment of bone pain and one for breast cancer imaging.

              Two promising pharmaceutical compounds entered clinical development. DMP 266 has shown significant results in HIV virus reduction when studied in combination with other antiviral agents. A new class of antiplatelet compounds is being developed for the prevention of blood clots that cause heart attacks and strokes.

              1996 versus 1995 Segment sales of $2.5 billion were up 6 percent
              ----------------
         reflecting 9 percent higher volume, partly offset by 3 percent lower prices. After-Tax Operating Income (ATOI) was $679 million, up 15 percent from $588 million. Excluding nonrecurring items from both years, ATOI was $789 million, up 21 percent from $651 million in 1995. This reflects earnings improvement from both pharmaceuticals and agricultural products. The increase in pharmaceuticals earnings was largely due to a more favorable allocation of operating income to DuPont from the DuPont Merck joint venture to recognize the performance of assets contributed to the venture by DuPont. These allocations totaled $186 million after tax in 1996, compared to $111 million after tax in 1995, and are now completed in accordance with the venture agreement. Segment sales reflect only the agricultural products business. Results related to the DuPont Merck joint venture and Agricultural Products affiliates are accounted for using the equity method.

     1995 versus 1994   Segment sales were $2.3 billion, up 9 percent from 1994.
     ----------------
ATOI of $588 million was 63 percent higher than $360 million in 1994. Excluding nonrecurring items, 1995 earnings were $651 million, up 48 percent from $440 million in 1994. This reflects both higher agricultural products and pharmaceuticals earnings. The latter was due in part to a more favorable allocation ($111 million after tax) of operating income to DuPont from the DuPont Merck joint venture.

     Perspective  Agricultural Products is pursuing global growth through entry
     -----------
into new markets and development of a range of new crop protection products, many of which are currently in the pipeline. The business expects to commercialize 14 new products by 2003. Initiatives in biotechnology are also viewed as important contributors to future growth of the agricultural business. New products continue to flow into the DuPont Merck pipeline as compounds for treatment of cystic fibrosis, AIDS and dementia enter development. Ongoing success of Coumadin/(R)/ and Cozaar/(R)/ and development of new products should benefit the pharmaceuticals business.

--------------------------------------------------------------------------------
         polymers
         ----------------------------------------------------------------------

                                                             Sales
                                                        ($ in Billions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 6.7          7.0          6.3
                                                            ATOI
              [CHART APPEARS HERE]                      ($ in Millions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 909          829          705

      See Industry Segment Information (Note 27 to Financial Statements).
--------------------------------------------------------------------------------


          The Polymers group of businesses includes engineering polymers, elastomers, fluoropolymers, ethylene polymers, finishes and performance films serving industries such as packaging, construction, chemical processing, electrical, paper, textiles and transportation. This group includes the automotive businesses, which are engaged in manufacturing and marketing more than 100 DuPont product lines used by the automotive industry. It includes DuPont Dow Elastomers L.L.C., a 50 percent-owned joint venture.


Packaging and Industrial Polymers sales grew in all major markets. Growth in specialty ethylene copolymer volume was fueled by new uses, rising global demand for modern food packaging and demand in industrial applications. Sales also increased in the films and vinyls businesses. DuPont launched a $15 million expansion of shrink film manufacturing facilities in France and also announced plans to increase global ethylene copolymer capacity by 25 percent over the next five years.

     The Fluoropolymers business, which includes Teflon/(R)/ and Tefzel/(R)/ fluoropolymer resins, Teflon/(R)/ and SilverStone/(R)/ non-stick finishes, Tedlar/(R)/ polyvinyl fluoride film and Nafion/(R)/ perfluorinated membranes, continued to grow and found new applications in industrial uses requiring high temperature and chemical resistance.

     Engineering Polymers' sales gains were aided by customer commercialization of recently introduced products based on Zytel/(R)/ high temperature nylon (automotive air intake manifolds), Crastin/(R)/ PBT polyester (electronic connectors) and Zenite/TM/ liquid crystal polymers (miniaturized computer circuit boards). The first DuPont manufacturing site in China for engineering polymer products was opened in 1996 to produce Delrin/(R)/ acetal resins. Investments in new capacity for several other products were also made in North and South America, Europe and Asia; these include capacity for manufacturing Zytel(R) nylon resin in Argentina to serve automotive, electronics and appliance customers in South America.

     DuPont Dow Elastomers began operating on April 1. The 50-50 joint venture had revenues of over $750 million in its first nine months of operation. This represents an increase of 10 percent versus the same period in 1995 for the combined product lines of both the DuPont and Dow components. During 1997 the new company will commercialize new grades of hydrocarbon rubber made using Insite/TM/, Dow's innovative new process and catalyst technology.

     Automotive, which includes original equipment and after-market coatings, specialties and industrial maintenance finishes and Butacite/(R)/ polyvinyl butyral safety glass interlayer, continued to expand Butacite/(R)/ into architectural markets. The business agreed to acquire the automotive finishes business of Carrs Paints, Ltd. of the United Kingdom and divested the automotive fascia parts paint-
         ing operation in Kansas City, Kansas. SentryGlas(R) intrusion-resistant composite for glass windows passed tests to meet hurricane protection building codes in south Florida.

              1996 versus 1995 Segment sales of $6.7 billion were 4 percent
              ----------------
         above 1995, after adjusting for the reduction in sales resulting from formation of the DuPont Dow Elastomers joint venture. This reflects 4 percent higher volume and flat selling prices. After-Tax Operating Income (ATOI) was $909 million, up 10 percent from $829 million last year. Excluding nonrecurring items from both years, earnings were $854 million, down 1 percent from $864 million in 1995. Increased earnings from automotive products, engineering polymers, and Corian/R/ surfaces were offset by a reduction in elastomers earnings due to formation of the DuPont Dow Elastomers joint venture.

              1995 versus 1994 Polymers segment sales of $7.0 billion were 11
              ----------------
         percent above 1994, reflecting 6 percent higher selling prices and 5 percent higher volume. ATOI was $829 million, up 18 percent from $705 million in 1994, reflecting improvement in most businesses. Elastomers and Packaging & Industrial Polymers had the greatest year-over-year gains. Excluding nonrecurring items, Polymers full-year earnings were $864 million, up 24 percent.

              Perspective The Polymers group of businesses is well-positioned
              -----------
         for profitable growth. Packaging and Industrial Polymers and Automotive are strong, regional businesses seeking new growth through globalization and new product applications. Fluoropolymers and Engineering Polymers are capitalizing on growing demand for ingredients for high-performance, cost-efficient products. In DuPont Dow Elastomers, the combination of DuPont's strong worldwide market position and Dow's innovative Insite/TM/ catalyst technology should allow for significant growth in the business.


--------------------------------------------------------------------------------
         petroleum
         -----------------------------------------------------------------------

                                                             Sales
                                                        ($ in Billions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                20.2         17.7         16.8
                                                            ATOI
          [CHART APPEARS HERE]                          ($ in Millions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 860          619          658

      See Industry Segment Information (Note 27 to Financial Statements).
--------------------------------------------------------------------------------

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


         Conoco is successfully pursuing a strategy of expanding into new areas of the world with high growth potential while continuing to improve efficiency and grow selectively in its established core areas in North America and Europe.

              In South America, Conoco is participating in a $2.2 billion joint venture to produce extra-heavy oil in Venezuela's Orinoco region and upgrade it to a synthetic crude oil, most of which will be processed at the company's U.S. refineries. Crude oil production is scheduled to begin in 1998 and continue for at least 35 years. Conoco also acquired highly promising exploration acreage in Venezuela and neighboring Colombia during 1996.

              In Asia Pacific, downstream growth centers on a 100,000-barrel-per-day joint venture refinery under construction at Melaka, Malaysia. Due to start up in late 1997, the refinery will supply Conoco's retail network in Thailand and planned marketing activities elsewhere in the region. The company also has several promising upstream prospects in Asia Pacific, including exploration acreage in the Taiwan Straits. In Indonesia, the company hopes to establish a market for gas discovered in Block B in the South China Sea, and is exploring for oil in the jungles of Irian Jaya. Other projects are under way in Queensland, Australia, and offshore New Zealand.

     Exploration and production in ultra-deep water is one of the cornerstones of Conoco's strategy for long-term growth. The company's deepwater exploration interests cover more than 15 million acres in the Gulf of Mexico, the North Sea, Nigeria and southeast Asia.

     In partnership with Reading & Bates, one of the world's leading drilling companies, Conoco is constructing a state-of-the-art drillship that will be capable of operating in water depths of up to 10,000 feet. The ship is scheduled for delivery in 1998. It will be employed initially in a five-year program in the Gulf of Mexico.

     During 1996, Conoco began work on the Ukpokiti field, its first offshore development project in Nigeria, with production scheduled to begin this year. In northern Russia, the company is continuing efforts to expand its position in the region, building on its success with the Polar Lights joint venture. Polar Lights was the first western/Russian partnership to develop a new oil field in Russia.

     The company is expanding rapidly in downstream operations in Central Europe, based on newly acquired refining capacity in the Czech Republic, and is also expanding marketing operations in Turkey. In the Middle East, Conoco's long-established upstream presence in Dubai provides a foundation for pursuing other ventures in the Gulf region. In 1996, the company signed a technical services agreement with the Kuwait National Petroleum Co. to assist in upgrading Kuwait's refineries.

     Conoco is undertaking numerous growth activities in existing core areas, focusing on selected geographic areas, niche markets and new business activities. For example, building on its strong acreage position in the Lobo Trend of South Texas, the company is expanding the drilling program, leasing more acreage and acquiring existing natural gas production. It is also stepping up natural gas activity in other locations in the United States and Canada. In Europe, the giant Britannia gas field -- the largest undeveloped gas reservoir in the U.K. North Sea -- is scheduled to come on stream in 1998. Other oil and gas exploration opportunities and discoveries offshore Britain and Norway are also being evaluated or advanced toward development.

     In established areas downstream, Conoco is concentrating its marketing activities in those areas of the United States and Europe where it can take advantage of logistical or market strengths. A major step forward was taken at the end of 1996 with completion of a $500 million hydrocracker at Lake Charles, Louisiana, in a joint venture between Conoco and Pennzoil. The high-quality hydrocracked base oils produced at this facility should make Conoco a top competitor in the base oil business and ultimately put it in a leading position in the finished lubricants markets. Conoco Mineraloel continued to expand its marketing retail network in Germany and also in Austria.

     Conoco Global Power (CGP), a wholly owned subsidiary of Conoco, is pursuing new projects in Europe, Latin America, Asia Pacific and the United States. Late in 1996, CGP announced a joint venture to build, own and operate a 160-megawatt natural gas-fired power plant in Barrancabermeja, Colombia. CGP also announced it will form a joint venture with a Dutch electric utility to supply electricity and steam to a major DuPont chemicals plant in The Netherlands and sell surplus power to the Dutch grid.

     1996 versus 1995 Sales for the year were $20.2 billion, up 14 percent from
     ----------------
last year. The increase resulted from higher crude oil and natural gas prices and higher volumes outside the United States. Earnings of $860 million were up 39 percent from $619 million the previous year. Excluding nonrecurring items from both years, 1996 earnings were $901 million versus $664 million in 1995, a 36 percent increase.

     Upstream earnings of $632 million were up 43 percent from $443 million in 1995. Excluding nonrecurring charges, earnings of $706 million were up 46 percent from $482 million in the prior year. Higher crude oil and natural gas prices and improved volumes outside the United States, partly offset by increased exploration costs, contributed to the improvement.

     Worldwide crude oil and natural gas liquids production of 445,000 barrels per day (bpd) was up 7 percent from 414,000 bpd in 1995. The net realized crude oil price averaged $20.11 per barrel, up 21 percent from $16.57 in 1995. Worldwide natural gas deliveries were 1,309 million cubic feet per day (mmcfd) compared to 1,242 mmcfd in 1995. Natural gas prices averaged $2.21 per thousand cubic feet, up from $1.85 in the prior year.

     Downstream earnings of $228 million were up 30 percent from $176 million in 1995. Excluding nonrecurring items, earnings of $195 million were up 7 percent from $182 million in the prior year due to gradually improving margins, despite higher crude oil prices and one-time startup costs for new units in refining. Total feedstocks processed were 732,000 bpd in 1996 versus 721,000 bpd in 1995.

     1995 versus 1994 Sales of $17.7 billion were up 5 percent compared to 1994.
     ----------------
Higher crude oil prices and increased refined product volumes were partly offset by lower natural gas prices in the United States and lower worldwide oil and gas volumes. Earnings of $619 million were down 6 percent from $658 million. Excluding nonrecurring items from both years, earnings were $664 million in 1995, down 3 percent from $684 million in 1994.

     Perspective The global energy industry is changing rapidly, creating
     -----------
unprecedented challenges and opportunities. Conoco's efforts in recent years to reduce costs, raise productivity and upgrade its asset portfolio have greatly increased the company's competitiveness. Now one of the leading companies in terms of upstream performance, Conoco is committed to pursuing improvement in its downstream operations, focusing on areas of strength.

--------------------------------------------------------------------------------
         diversified
         ----------------------------------------------------------------------

                                                             Sales
                                                        ($ in Billions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 3.1          3.7          3.5
            [CHART APPEARS HERE]
                                                            ATOI
                                                        ($ in Millions)
                                                ------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                 205          252          254

      See Industry Segment Information (Note 27 to Financial Statements).
-------------------------------------------------------------------------------

Diversified Businesses include Films, Photopolymer and Electronic Materials, Printing and Publishing, and CONSOL, a coal operation owned 50 percent by DuPont.


              Films The Films business continued to grow in 1996. Softness in
              -----
         major polyester markets, primarily Mylar/(R)/ film and Crystar/(R)/ resins, was more than offset by productivity gains and a strong performance in Kapton/(R)/ polyimide film. In response to growth from new applications, polyimide capacity will be doubled by 2000, including a phased expansion at the Bayport facility in Texas, and a new line at Films' joint venture with Toray Industries Inc. in Japan. A polyester joint venture in China and completion of new polyester capacity in Luxembourg in 1997 will further strengthen DuPont's market position. In 1996, the business successfully undertook commercial trials of its Petretec/SM/ polyester regeneration technology.

              Medical Products Sale of the Diagnostic Imaging business was
              ----------------
         finalized with The Sterling Group Inc. and the In-Vitro Diagnostics business was sold to Dade International Inc. The DuPont Sorvall/(R)/ centrifuge business was sold to First Chicago Equity Capital.

              Photopolymer and Electronic Materials An internal reorganization
              -------------------------------------
         in 1996 brought together into one unit the research and development and manufacturing resources devoted to film-based photopolymer products for the electronics and printing industries and the emerging market for holographic materials. Expansion continued in Asia with the start up of a joint venture with Mitsubishi Rayon Co. to produce Riston/(R)/ dry film for the Japanese market. A plant for microcircuit film materials opened in China, in a joint venture with Dongguan South Electronic Corp.

              Printing and Publishing DuPont experienced growing acceptance of
              -----------------------
         the Cyrel/(R)/ digital imaging products and the widely used Silverlith/TM/ plates, and is now the only company to offer computer-to-plate systems for both flexographic and offset printing. A new manufacturing line started up in Leeds, United Kingdom, to meet demand for Silverlith/TM/ and other DuPont Howson/TM/ printing plates. Digital WaterProof/TM/ and PreView/TM/ are gaining popularity among printers. As a result of restructuring the Crosfield joint venture with Fujifilm, the business will shift emphasis from manufacture of its own digital systems to working with specialized original equipment manufacturers.

               CONSOL CONSOL Energy Inc., a coal operations joint venture owned
               ------
         50 percent by DuPont, recorded increased sales and earnings. Improved demand for steam coal used for power generation stimulated higher sales volumes, and productivity gains at mining operations resulted in lower costs.

               1996 versus 1995 Segment sales were $3.1 billion, up 2 percent,
               ----------------
         after adjusting for the divested Medical Products businesses. This reflects flat selling prices and 2 percent higher sales volume. After-Tax Operating Income (ATOI) was $205 million, down 19 percent from $252 million in 1995. Excluding nonrecurring items from both years, earnings were $157 million, down 41 percent. This is principally due to the absence of earnings from Medical Products businesses that were divested during the year, and lower Printing and Publishing earnings. Partly offsetting were higher earnings from electronic materials and coal.

              1995 versus 1994 Segment sales were $3.7 billion, up 6 percent
              ----------------
         from $3.5 billion in 1994, reflecting higher sales in most businesses. ATOI was $252 million compared to $254 million in 1994. Excluding nonrecurring items from both years, earnings were $264 million versus $227 million in 1994, up 16 percent, reflecting higher electronic materials and Printing and Publishing results.

              Perspective New applications for products and growth in new
              -----------
         markets such as China should help the Films business. A new polymerization process (NG3) should improve competitive advantage in polyester resin production. Synergies created in the Photopolymer and Electronic Materials reorganization, plus opportunities in the emerging market for holographic materials offer potential for profitable growth. The focus on an integrated product line should help Printing and Publishing.

                      Management's Discussion and Analysis

     This review and discussion of financial performance should be read in conjunction with the letter to stockholders (pages 1-3), segment reviews (pages 14-20) and consolidated financial statements
                                (pages 29-50).


Analysis of Operations

SALES

Sales in 1996 were a record $43.8 billion, up 4 percent from 1995. Petroleum segment sales were $20.2 billion, compared to $17.7 billion in 1995, up 14 percent. This reflects higher worldwide prices for crude oil and natural gas and increased crude oil production and natural gas deliveries. Crude oil and natural gas average prices were higher than those in 1995 by 21 percent and 19 percent, respectively. Sales for the combined chemicals and specialties segments (Chemicals, Fibers, Polymers, Life Sciences, and Diversified Businesses) were $23.6 billion, 4 percent lower than the prior year. This reflects a reduction in sales resulting from the divestiture of certain Medical Products businesses and formation of the DuPont Dow elastomers joint venture. After adjusting for these changes in business composition, sales were 2 percent higher than 1995, reflecting 3 percent higher sales volume, partly offset by 1 percent lower average selling prices. U.S. selling prices were flat, while prices outside the United States averaged 3 percent lower, mostly attributable to a stronger U.S. dollar. U.S. sales volume was up 3 percent. Volume outside the United States was up 4 percent. Sales in Mexico and South America combined were up 13 percent, reflecting a recovery from the 1995 devaluation in the Mexican peso and the continuing growth in South America. Sales volume growth in Asia was 9 percent but was substantially offset by 7 percent lower prices. European sales were down 1 percent, as slightly higher volume was more than offset by lower selling prices.

Sales in 1995 were $42.2 billion, up 7 percent from 1994. Petroleum segment sales increased 5 percent to $17.7 billion. Sales for the combined chemicals and specialties segments increased 9 percent to $24.5 billion. This reflects, on average, 5 percent higher selling prices and 4 percent higher sales volume versus 1994. It is estimated that about 40 percent of the revenue benefit from higher selling prices was attributable to the currency effect of a weaker U.S. dollar. Sales gains were greatest in Europe and Asia, up 19 percent and 18 percent, respectively. In North America, revenue growth was below the worldwide average as sales in the United States and Canada grew 4 percent and 8 percent, respectively, while sales in Mexico decreased 25 percent due to a substantial devaluation in the Mexican peso.

EARNINGS

Net income in 1996 was a record $3,636 million versus $3,293 million in 1995, up 10 percent. This principally reflects a 39 percent improvement in after-tax operating income for the Petroleum segment and lower after-tax interest expense. Upstream petroleum had record earnings, primarily resulting from higher oil and gas prices. In addition, Life Sciences earnings increased 15 percent. In 1996, net nonrecurring charges were $101 million versus $114 million in 1995. Excluding these charges, earnings were $3,737 million, up $330 million from 1995.

Earnings per share were $6.47 versus $5.61 in 1995. Excluding nonrecurring items from both years, 1996 earnings per share were $6.65, up 14 percent from $5.81 earned in 1995. One-half of this improvement was from higher Petroleum segment earnings with the balance attributable to higher results from the DuPont Merck pharmaceutical venture largely due to a more favorable allocation of operating income to DuPont, benefit from lower average shares outstanding and lower interest expense. Petroleum benefited from higher oil and gas prices and higher volumes. Earnings from the chemicals and specialties segments were up 1 percent as gains from higher sales volume were offset by lower selling prices and by reduction in earnings resulting from businesses that were divested or are now operated through a joint venture arrangement.

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

Earnings per share in 1995 totaled $5.61 versus $4.00 in 1994. Excluding nonrecurring items from both years, 1995 earnings per share were $5.81 up 43 percent from $4.07 earned in 1994. Approximately one-third of this improvement resulted from the stock redemption from Seagram. The remaining two-thirds principally reflects higher volumes and selling prices in the chemicals and specialties segments, partly offset by higher costs. Higher other income from joint ventures and insurance recoveries

                                     DuPont

                      Management's Discussion and Analysis


related to environmental remediation also contributed to the earnings improvement. Petroleum earnings before nonrecurring charges were essentially unchanged as higher oil prices and lower costs were offset by lower U.S. gas prices and weaker worldwide downstream margins.


TAXES ($ in millions)
--------------------------------------------------------------------
                                       1996       1995       1994
--------------------------------------------------------------------
Income tax expense                  $ 2,345    $ 2,097    $ 1,655

Effective income tax rate (EITR)       39.2%      38.9%      37.8%
--------------------------------------------------------------------

Over the last three years, the company's EITR exceeded the U.S. statutory rate of 35 percent, principally because a significant proportion of company earnings were derived from petroleum operations outside the United States which are taxed at higher rates. The 1996 EITR of 39 percent was essentially equal to 1995, reflecting insignificant changes in the effective tax rates for both chemicals and specialties and petroleum compared to 1995. The 1995 EITR increased about 1 percentage point from the prior year that reflected a 1994 tax benefit related to a change in the tax status resulting from a transfer of properties among certain North Sea affiliates; no such benefit is reflected in 1995. The 1995 EITR reflects a lower effective tax rate for the chemicals and specialties segments versus prior year, principally due to a lower effective tax rate on foreign earnings.

The company paid total taxes of $8.4 billion in 1996, compared to $8.3 billion in 1995 and $7.5 billion in 1994. 1996 total tax payments were slightly higher than in 1995 due principally to higher income taxes and higher U.S. petroleum excise taxes, partly offset by lower petroleum excise taxes outside the United States. 1995 taxes were higher than in 1994 because of increased taxes on income and higher petroleum excise taxes outside the United States.

Financial Condition and Cash Flows

FINANCIAL CONDITION

Borrowings at year-end 1996 of $8.9 billion were $2.8 billion below the $11.7 billion at the end of 1995. This reduction was accomplished through a combination of internally generated funds and $1.3 billion of asset sales, including proceeds from sales of essentially all of the Medical Products businesses and certain Petroleum properties, plus proceeds from the formation of the elastomers joint venture with Dow. With this reduction in debt, the ratio of cash provided by operations to debt improved from 57 percent in 1995 to 71 percent at the end of 1996. Also, the company's goal to reduce the debt ratio* to about 45 percent by year-end 1996 was achieved. The ratio was 44 percent at the end of 1996 as compared with 58 percent in 1995.

Borrowings at year-end 1995 were $11.7 billion, as compared to $7.6 billion in 1994. During 1995, borrowings reached a high of $16.2 billion when the company borrowed $8.3 billion through sales of commercial paper to finance the April 1995 stock redemption from Seagram. Borrowings were subsequently reduced with funds from operations and $1.7 billion of proceeds from equity offerings.

Subsequent to the stock redemption in 1995, Moody's Investor Service (Moody's) lowered its rating on the company's senior long-term debt from Aa2 to Aa3. The company's commercial paper rating was affirmed at Prime-1 by Moody's. Standard & Poor's (S&P) lowered its rating on senior debt and preferred stock from AA to AA- and affirmed its commercial paper rating of A-1+. The ratings outlook by S&P remains negative. These changes have not had any material impact on the company's interest and debt expense or on its access to borrowings.

In January 1997, the company approved the purchase and retirement of up to 10 million shares of its common stock to offset dilution resulting from the issuance of shares under the company's compensation programs. Shares will be purchased from time to time in the open market. The company expects to use internally generated funds for these stock purchases. (See Note 20, "Compensation Plans," to the financial statements.)

CASH PROVIDED BY OPERATIONS

Cash provided by operations totaled $6.4 billion in 1996; this was $373 million below the $6.8 billion inflow in 1995. Excluding


--------------------------------------------------------------------------------
* Total short- and long-term borrowings and capital lease obligations divided by the sum of these amounts plus stockholders' equity and minority interests in consolidated subsidiaries.

                                     DuPont

                      Management's Discussion and Analysis



changes in working capital due to divestitures and the formation of a joint venture with Dow, which are reported in Investment Activities, this reduction is primarily due to higher working capital investment in support of increased business activity in the latter part of 1996 and tax payments related to gains on divestitures and joint venture formation.

In 1995, cash provided by operations of $6.8 billion was $1.1 billion higher than the $5.7 billion generated the previous year. This increase was largely the result of reductions in net operating investment during 1995, principally lower inventories and higher deferred income taxes, combined with higher net income. As shown on the Consolidated Statement of Cash Flows, net income was up about $350 million after adjusting for noncash charges and credits. This includes charges for depreciation, depletion and amortization which were $250 million lower in 1995 due to reduced write-downs of assets and generally lower petroleum production volumes.

CAPITAL EXPENDITURES

Capital expenditures, including investments in affiliates, were $3.7 billion in 1996. This is an increase of $227 million, or 7 percent, from the $3.5 billion spent in 1995. Expenditures in 1995 were up $349 million, or 11 percent, from the $3.1 billion spent in 1994.

In the Petroleum segment, capital expenditures were $1.9 billion, up 12 percent from the $1.7 billion spent in 1995. The most significant petroleum expenditures in 1996 were similar to 1995 expenditures and included continuing the development of the Britannia field, installing a vacuum unit in the Humber refinery in the United Kingdom, constructing the Melaka refinery in Malaysia, and modifying the Lake Charles, Louisiana refinery in support of the hydrocracker joint venture with Pennzoil.

For the chemicals and specialties businesses, capital spending was $1.8 billion, about the same as in 1995. In the United States, significant capital expenditures were made to increase manufacturing capacity for Lycra(R) brand spandex, Terathane(R) polyether glycol, Teflon(R) fluoropolymers, Suva(R) refrigerants, Fortress(R) insecticide, and Zytel(R) engineering polymers. Outside the United States, construction projects to strengthen and grow strategic businesses included Delrin(R) acetal resins, Crastin(R) polyester resins and thin films in Europe, polyester film in China, and nylon apparel fiber in South America, Mexico and Asia. Significant expenditures were also made to replace or improve existing facilities and for environmental activities.

The company currently expects to increase capital expenditures to about $4.1 billion in 1997. Most of the increase is planned in the chemicals and specialties businesses to further increase global manufacturing capacity. Expenditures in the Petroleum segment are expected to be slightly higher than in 1996 and include funding for upstream development projects in Venezuela, the North Sea and the Gulf of Mexico.

PROCEEDS FROM SALES OF ASSETS

Proceeds from asset sales were $1,271 million in 1996. Most of the proceeds were from the sale of two Medical Products businesses (Diagnostic Imaging and In-Vitro Diagnostics), the formation of the elastomers joint venture with Dow and sales of various petroleum properties.

In 1995, proceeds were $337 million. Proceeds from sales of petroleum properties accounted for $244 million of the total, and most of the balance came from the sale of the company's interest in a Specialty Chemicals joint venture in Japan and sale of excess real estate. Proceeds from asset sales in 1994 were $432 million. Petroleum property sales were $212 million, with the balance coming principally from sales of the Sclair(R), petroleum additives and Selar(R) businesses.

DIVIDENDS

Dividends per share of common stock were $2.23 in 1996, $2.03 in 1995 and $1.82 in 1994. The quarterly dividend was increased from $.52 to $.57 per share in the second quarter of 1996 and from $.47 to $.52 per share in the second quarter of 1995. The company's objective is to pay dividends that are 15 to 25 percent of cash provided by operations. For 1996, dividends paid in relation to cash provided by operations was 20 percent, as compared with 18 percent in 1995 and 22 percent in 1994.

FINANCING ACTIVITIES

In March 1996, the company received $297 million from the formation of a partnership, Conoco Oil & Gas Associates L.P., in which it has a general partnership interest of 67 percent. The remaining 33 percent is owned by Vanguard Energy Investors L.P. (See Note 18, "Minority Interests," to the financial statements.) In July 1996, the company paid $504 million to repurchase warrants from Seagram. The warrants were issued to Seagram as part of the 1995 transaction to redeem 156 million shares of the company's common stock.

                                     DuPont

                      Management's Discussion and Analysis



WORKING CAPITAL INVESTMENT

At the end of 1996, the company's investment in working capital (excluding cash and cash equivalents, marketable securities, and short-term borrowing and capital lease obligations) was $2.7 billion, a decrease of $219 million from the $2.9 billion in 1995. Accounts and notes receivable increased $281 million, primarily due to a $175 million note received in connection with the sale of the Diagnostic Imaging business. This increase was more than offset by a $503 million increase in current liabilities primarily due to increased business activity at the end of 1996 compared to 1995 as well as higher crude oil prices.

Decreases in working capital due to sale of the Medical Products businesses and formation of the joint venture with Dow were essentially offset by increases in working capital required in support of increases in sales volumes experienced over the last half of the year.

In 1995, working capital investment decreased about $800 million, largely as a result of lower inventories and miscellaneous notes receivable, increases in liabilities for hedging activities (see "Foreign Currency Risk") and higher interest payable on borrowings required to fund the redemption of common stock from Seagram.

The ratio of current assets to current liabilities, including cash and cash equivalents, marketable securities, short-term borrowings and capital lease obligations, at year-end 1996 was 1.0:1, as compared with 0.9:1 in 1995 and 1.5:1 in 1994. The lower ratio in 1995 and 1996 as compared with 1994, results primarily from the commercial paper borrowings made in 1995 to finance the stock redemption from Seagram. This transaction caused short-term borrowings to increase nearly $4.9 billion in 1995; in 1996 short-term borrowings were reduced $2.2 billion.

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

FOREIGN CURRENCY RISK

The company routinely uses forward exchange contracts to hedge its net exposures, by currency, related to the foreign currency - denominated monetary assets and liabilities of its operations. The primary business objective of this hedging program is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.

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

INTEREST RATE RISK

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

                                     DuPont

                      Management's Discussion and Analysis



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

COMMODITY PRICE RISK AND TRADING

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases.

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

Occasionally, as market views and conditions allow, longer-term positions will be taken to manage price risk for the company's equity production (crude and natural gas) or net supply requirements. The company's use of derivative commodity instruments reduces the effects of price volatility, thereby protecting against adverse price movements, while limiting, somewhat, the benefits of favorable price movements.

On a limited basis, the company also purchases and sells petroleum- and other energy-based futures contracts for trading purposes. After-tax gain/loss from such trading has not been material.

Additional details on these and other financial instruments are set forth in
Note 24 to the financial statements.

Environmental Matters

DuPont operates manufacturing facilities, petroleum refineries, natural gas processing plants and product-handling and distribution facilities around the world. Each facility is significantly affected by a broad array of environmental laws and regulations. It is company policy to fully meet or exceed legal and regulatory requirements wherever it operates. DuPont facilities worldwide are run in accordance with the highest standards of safe operation, even where those standards exceed the requirements of local law. DuPont has also implemented voluntary programs to reduce air emissions, curtail the generation of hazardous waste, decrease the volume of wastewater discharges and improve the efficiency of energy use. The costs of complying with complex environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. These costs may increase in the future, but are not expected to have a material impact on the company's competitive or financial position.

In 1996 DuPont spent about $300 million for environmental capital projects either required by the law or necessary to meet the company's internal waste elimination and pollution prevention goals. The company currently estimates expenditures for environmental-related capital projects will total $400 million in 1997. Significant capital expenditures may be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the Clean Air Act (CAA) and its 1990 Amendments. Until all new CAA regulatory requirements are known, considerable uncertainty will remain regarding future estimates of capital expenditures. Total CAA capital costs over the next two years are currently estimated to range from $15-30 million.

Estimated pretax environmental expenses charged to current operations totaled about $800 million, before insurance recoveries, in 1996 as compared to about $800 million in 1995 and $950 million in 1994. These expenses include the remediation accruals discussed below, operating, maintenance and

                                     DuPont

                      Management's Discussion and Analysis



depreciation costs for solid waste, air and water pollution control facilities and the costs of environmental research activities. The largest of these expenses resulted from the operation of wastewater treatment facilities and solid waste management facilities, each of which accounted for about $180 million. About two-thirds of total annual expenses resulted from the operations of the company's Chemicals, Fibers, Polymers, Life Sciences and Diversified Businesses segments in the United States.

REMEDIATION ACCRUALS

DuPont accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against third parties and are not discounted. Much of this liability results from the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund), the Resource Conservation and Recovery Act (RCRA) and similar state laws that require the company to undertake certain investigative and remedial activities at sites where the company conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual also includes a number of sites identified by the company that may require environmental remediation but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next one to two decades the company may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 1996.

Remediation activities vary substantially in duration and cost from site to site depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. Nevertheless, the company's assessment of such costs is a continuous process that takes into account the relevant factors affecting each specific site. At December 31, 1996, the company's balance sheet included an accrued liability of $586 million as compared to $602 million and $616 million at year-end 1995 and 1994, respectively. The moderate decline in the accrued liability reflects the completion of remediation programs at several sites. Approximately 78 percent of the company's environmental reserve at December 31, 1996 was attributable to RCRA and similar remediation liabilities and 22 percent to CERCLA liabilities. During 1996, remediation accruals of $91 million, offset by $100 million in insurance proceeds, resulted in a credit to income of $9 million, compared to a credit of $79 million in 1995, also resulting from insurance recoveries, and an accrual of $185 million in 1994.

REMEDIATION EXPENDITURES

RCRA extensively regulates the treatment, storage and disposal of hazardous waste and requires a permit to conduct such activities. The law requires that permitted facilities undertake an assessment of environmental conditions at the facility. If conditions warrant, the company may be required to remediate contamination caused by prior operations. As contrasted by CERCLA, the RCRA corrective action program results in the cost of corrective action activities being typically borne solely by the company. The company anticipates that significant ongoing expenditures for RCRA remediation activities may be required over the next two decades, although annual expenditures for the near term are not expected to vary significantly from the range of such expenditures over the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly. The company's expenditures associated with RCRA and similar remediation activities were approximately $79 million in 1996, $94 million in 1995 and $70 million in 1994.

The company from time to time receives requests for information or notices of potential liability from the Environmental Protection Agency (EPA) and state environmental agencies alleging that the company is a "potentially responsible party" (PRP) under CERCLA or an equivalent state statute. The company has also on occasion been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not company owned but allegedly contain wastes attributable to the company's past operations. As of December 31, 1996, the company had been notified of potential liability under CERCLA or state law at about 335 sites around the United States, with active remediation under way at 152 of those sites. In addition, the company has resolved its liability at 80 sites, either by completing remedial actions with other PRPs or by participating in "de minimis buyouts" with other PRPs whose waste, like the company's, represented only a small fraction of the total waste present at a site. The company received notice of potential liability at 7 new sites during 1996 compared with 16 similar notices in 1995 and 17 in 1994. The company's expenditures



26



                                     DuPont

                      Management's Discussion and Analysis



associated with CERCLA and similar state remediation activities were approximately $28 million in 1996, $25 million in 1995 and $21 million in 1994.

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

Total expenditures for previously accrued remediation activities under CERCLA, RCRA and similar state laws were $107 million in 1996, $119 million in 1995 and $91 million in 1994. Although future remediation expenditures in excess of current reserves is possible, the effect on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures. The company is actively pursuing claims against various parties with respect to remediation liabilities.

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

The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal controls at December 31, 1996 meets the objectives noted above.

The financial statements have been audited by the company's independent accountants, Price Waterhouse LLP. The purpose of their audit is to independently affirm the fairness of management's reporting of financial position, results of operations and cash flows. To express the opinion set forth in their report, they study and evaluate the internal controls to the extent they deem necessary. Their report is shown on this page. The adequacy of the company's internal controls and the accounting principles employed in financial reporting are under the general oversight of the Audit Committee of the Board of Directors. This Committee also has responsibility for employing the independent accountants, subject to stockholder ratification. No member of this Committee may be an officer or employee of the company or any subsidiary or affiliated company. The independent accountants and the internal auditors have direct access to the Audit Committee, and they meet with the Committee from time to time, with and without management present, to discuss accounting, auditing and financial reporting matters.

/s/ John A. Krol                            /s/ Kurt M. Landgraf
John A. Krol                                Kurt M. Landgraf
President                                   Senior Vice President
and Chief Executive Officer                 and Chief Financial Officer

February 14, 1997




Report of Independent Accountants

To the Stockholders and the Board of Directors of

E. I. du Pont de Nemours and Company

In our opinion, the consolidated financial statements appearing on pages 29-50 of this Annual Report present fairly, in all material respects, the financial position of E. I. du Pont de Nemours and Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Price Waterhouse LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103

February 14, 1997



28



                                    DuPont

                             Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries



Consolidated Income Statement
(Dollars in millions, except per share)
--------------------------------------------------------------------------------
                                                       1996     1995      1994
Sales*                                                $43,810  $42,163   $39,333
Other Income (Note 2)                                   1,340    1,059       888
                                                      --------------------------
  Total                                                45,150   43,222    40,221
                                                      --------------------------
Cost of Goods Sold and Other Operating Charges         25,144   23,363    21,810
Selling, General and Administrative Expenses            2,856    2,995     2,875
Depreciation, Depletion and Amortization                2,621    2,722     2,976
Exploration Expenses, Including Dry Hole Costs and
 Impairment of Unproved Properties                        404      331       357
Research and Development Expense                        1,032    1,067     1,047
Interest and Debt Expense (Note 3)                        713      758       559
Taxes Other Than on Income* (Note 4)                    6,399    6,596     6,215
                                                      --------------------------
 Total                                                 39,169   37,832    35,839
                                                      --------------------------
Earnings Before Income Taxes                            5,981    5,390     4,382
Provision for Income Taxes (Note 5)                     2,345    2,097     1,655
                                                      --------------------------
Net Income                                            $ 3,636  $ 3,293   $ 2,727
--------------------------------------------------------------------------------
Earnings Per Share of Common Stock (Note 6)           $  6.47  $  5.61   $  4.00
================================================================================

* Includes petroleum excise taxes of $5,461, $5,655, and $5,291 in 1996, 1995 and 1994, respectively.

See pages 33-50 for Notes to Financial Statements.

                                    DuPont

                              Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Balance Sheet
(Dollars in millions, except per share)
------------------------------------------------------------------------------
December 31                                                    1996      1995
------------------------------------------------------------------------------
Assets
Current Assets
Cash and Cash Equivalents (Note 7)                           $ 1,066   $ 1,408
Marketable Securities (Note 7)                                   253        47
Accounts and Notes Receivable (Note 8)                         5,193     4,912
Inventories (Note 9)                                           3,706     3,737
Prepaid Expenses                                                 297       276
Deferred Income Taxes (Note 5)                                   588       575
                                                             -----------------
 Total Current Assets                                         11,103    10,955
                                                             -----------------
Property, Plant and Equipment (Note 10)                       50,549    50,385
Less: Accumulated Depreciation, Depletion and Amortization    29,336    29,044
                                                             -----------------
                                                              21,213    21,341
Investment in Affiliates (Note 11)                             2,278     1,846
Other Assets (Notes 5 and 12)                                  3,393     3,170
                                                             -----------------
Total                                                        $37,987   $37,312
------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable (Note 13)                                   $ 2,757   $ 2,636
Short-Term Borrowings and Capital Lease Obligations
 (Note 14)                                                     3,910     6,157
Income Taxes (Note 5)                                            526       470
Other Accrued Liabilities (Note 15)                            3,794     3,468
                                                             -----------------
 Total Current Liabilities                                    10,987    12,731
Long-Term Borrowings and Capital Lease Obligations
 (Note 16)                                                     5,087     5,678
Other Liabilities (Note 17)                                    8,451     8,454
Deferred Income Taxes (Note 5)                                 2,133     1,783
                                                             -----------------
 Total Liabilities                                            26,658    28,646
                                                             -----------------
Minority Interests (Note 18)                                     620       230
                                                             -----------------
Stockholders' Equity (next page)
Preferred Stock                                                  237       237
Common Stock, $.60 par value; 900,000,000 shares authorized;
 Issued at December 31, 1996--579,042,725;
  1995--735,042,724                                              347       441
Additional Paid-In Capital                                     6,676     8,689
Reinvested Earnings                                            4,931     9,503
Cumulative Translation Adjustments                               (23)        -
Common Stock Held in Trust for Unearned Employee
 Compensation and Benefits (Flexitrust), at Market
 (Shares: December 31, 1996--15,495,795; December 31,
  1995--23,546,176)                                           (1,459)   (1,645)
Common Stock Held in Treasury, at Cost
 (Shares: December 31, 1995--156,000,000)                          -    (8,789)
                                                             -----------------
 Total Stockholders' Equity                                   10,709     8,436
                                                             -----------------
Total                                                        $37,987   $37,312
==============================================================================

              See pages 33-50 for Notes to Financial Statements.

                                    DuPont

                             Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Stockholders' Equity (Notes 19 and 20)
(Dollars in millions, except per share)
-------------------------------------------------------------------------------------------------------------------------------
                                                                      1996                     1995                   1994
-------------------------------------------------------------------------------------------------------------------------------
                                                             Shares       Amount      Shares      Amount     Shares      Amount
-------------------------------------------------------------------------------------------------------------------------------
Preferred Stock, without par value--cumulative;
 23,000,000 shares authorized; issued at December 31:
   $4.50 Series--1,672,594 shares (callable at $120)                     $   167                 $   167                $   167
   $3.50 Series--700,000 shares (callable at $102)                            70                      70                     70
                                                         ----------------------------------------------------------------------
                                                                             237                     237                    237
                                                         ----------------------------------------------------------------------
Common Stock $.60 par value;
 900,000,000 shares authorized; issued:
Balance January 1                                          735,042,724       441   681,004,944       408   677,577,437      407
Issuance of Shares in Connection with:
 Public and Private Offerings                                        1         -    27,339,375        16             -        -
 Establishment of Flexitrust                                         -         -    24,000,000        14             -        -
 Compensation Plans                                                  -         -     2,698,405         3     3,427,507        1
Retirement of Treasury Stock                              (156,000,000)      (94)            -         -             -        -
                                                         ----------------------------------------------------------------------
Balance December 31                                        579,042,725       347   735,042,724       441   681,004,944      408
                                                         ----------------------------------------------------------------------
Additional Paid-In Capital
Balance January 1                                                          8,689                   4,771                  4,660
Changes due to:
 Public and Private Offerings                                                  -                   1,731                      -
 Common Stock Held by Flexitrust                                             458                   1,662                      -
 Shares Issued by Flexitrust                                                (289)                    (19)                     -
 Issuance (Repurchase) of Warrants                                          (504)                    439                      -
 Compensation Plans                                                           70                     105                    111
 Retirement of Treasury Stock                                             (1,748)                      -                      -
                                                         ----------------------------------------------------------------------
Balance December 31                                                        6,676                   8,689                  4,771
                                                         ----------------------------------------------------------------------
Reinvested Earnings
Balance January 1                                                          9,503                   7,406                  5,926
Net Income                                                                 3,636                   3,293                  2,727
Preferred Dividends                                                          (10)                    (10)                   (10)
Common Dividends (1996--$2.23; 1995--$2.03;
 1994--$1.82)                                                             (1,251)                 (1,186)                (1,237)
Retirement of Treasury Stock                                              (6,947)                      -                      -
                                                         ----------------------------------------------------------------------
Balance December 31                                                        4,931                   9,503                  7,406
                                                         ----------------------------------------------------------------------
Cumulative Translation Adjustments
Balance January 1                                                              -                       -                      -
Translation Adjustments During Year                                          (23)                      -                      -
                                                         ----------------------------------------------------------------------
Balance December 31                                                          (23)                      -                      -
                                                         ----------------------------------------------------------------------
Less: Common Stock Held in Flexitrust
Balance January 1                                           23,546,176     1,645             -         -             -        -
Establishment of Flexitrust                                          -         -    24,000,000     1,626             -        -
Shares Issued                                               (8,050,381)     (644)     (453,824)      (31)            -        -
Adjustments to Market Value                                                  458                      50                      -
                                                         ----------------------------------------------------------------------
Balance December 31                                         15,495,795     1,459    23,546,176     1,645             -        -
                                                         ----------------------------------------------------------------------
Less: Common Stock Held in Treasury, at Cost
Balance January 1                                          156,000,000     8,789             -         -             -        -
Acquisition (Retirement) of Treasury Stock                (156,000,000)   (8,789)  156,000,000     8,789             -        -
                                                         ----------------------------------------------------------------------
Balance December 31                                                  -         -   156,000,000     8,789             -        -
                                                         ----------------------------------------------------------------------
Total Stockholders' Equity                                              $ 10,709                 $ 8,436                $12,822
===============================================================================================================================

See pages 33-50 for Notes to Financial Statements.

                                    DuPont

                              Financial Statements
       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Cash Flows
(Dollars in millions)
------------------------------------------------------------------------------------------------------
                                                                        1996      1995      1994
                                                                    ----------------------------------
Cash and Cash Equivalents at Beginning of Year                        $ 1,408   $   856   $ 1,109
                                                                    ----------------------------------
Cash Provided by Operations
Net Income                                                              3,636     3,293     2,727
Adjustments to Reconcile Net Income to Cash Provided by Operations:
 Depreciation, Depletion and Amortization                               2,621     2,722     2,976
 Dry Hole Costs and Impairment of Unproved Properties                     137       121       152
 Other Noncash Charges and Credits--Net                                  (244)      (67)     (140)
 Decrease (Increase) in Operating Assets:
   Accounts and Notes Receivable                                         (359)      151        30
   Inventories and Other Operating Assets                                (253)       21        19
 Increase (Decrease) in Operating Liabilities:
   Accounts Payable and Other Operating Liabilities                       531        (8)     (432)
   Accrued Interest and Income Taxes (Notes 3 and 5)                      319       528       332
                                                                    ----------------------------------
     Cash Provided by Operations                                        6,388     6,761     5,664
                                                                    ----------------------------------
Investment Activities (Note 21)
Purchases of Property, Plant and Equipment                             (3,303)   (3,240)   (3,050)
Investments in Affiliates                                                (413)     (249)      (90)
Payments for Businesses Acquired                                          (75)       (5)       (5)
Proceeds from Sales of Assets                                           1,271       337       432
Net Decrease (Increase) in Short-Term Financial Instruments              (197)      500      (379)
Miscellaneous--Net                                                         57       (56)      (41)
                                                                    ----------------------------------
     Cash Used for Investment Activities                               (2,660)   (2,713)   (3,133)
                                                                    ----------------------------------
Financing Activities
Dividends Paid to Stockholders                                         (1,261)   (1,196)   (1,247)
Net Increase (Decrease) in Short-Term Borrowings                         (954)    2,172      (517)
Long-Term and Other Borrowings:
 Receipts                                                               3,194     7,640       824
 Payments                                                              (5,171)   (5,642)   (2,032)
Acquisition of Treasury Stock (Note 19)                                     -    (8,350)        -
Repurchase of Warrants (Note 19)                                         (504)        -         -
Net Proceeds from Issuance of Common Stock
 through Public and Private Offerings (Note 19)                             -     1,747         -
Proceeds from Exercise of Stock Options                                   315        58        94
Additions to Minority Interests (Note 18)                                 363         -         -
                                                                    ----------------------------------
  Cash Used for Financing Activities                                   (4,018)   (3,571)   (2,878)
                                                                    ----------------------------------
Effect of Exchange Rate Changes on Cash                                   (52)       75        94
Cash and Cash Equivalents at End of Year                              $ 1,066   $ 1,408   $   856
                                                                    ----------------------------------
Increase (Decrease) in Cash and Cash Equivalents                      $  (342)  $   552   $  (253)
======================================================================================================

                              See pages 33-50 for Notes to Financial Statements.

                                     DuPont

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

Property, Plant and Equipment

Property, plant and equipment (PP&E) is carried at cost and, except for petroleum PP&E, PP&E placed in service prior to 1995 is depreciated under the sum-of-the-years' digits method and other substantially similar methods. PP&E placed in service after 1994 is depreciated using the straight-line method. This change in accounting was made to reflect management's belief that the productivity of such PP&E will not appreciably diminish in the early years of its useful life, and it will not be subject to significant additional maintenance in the later years of its useful life. In these circumstances, straight-line depreciation is preferable in that it provides a better matching of costs with revenues. Additionally, the change to the straight-line method conforms to predominant industry practice. The effect of this change on net income is dependent on the level of future capital spending; it did not have a material effect in 1995. Depreciation rates are based on estimated useful lives ranging from 3 to 25 years. Generally, for PP&E acquired prior to 1991, the gross carrying value of assets surrendered, retired, sold or otherwise disposed of is charged to accumulated depreciation and any salvage or other recovery therefrom is credited to accumulated depreciation. For disposals of PP&E acquired after 1990, the gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals.

Petroleum PP&E, other than "Oil and Gas Properties" described below, is depreciated on the straight-line method at various rates calculated to extinguish carrying values over estimated useful lives. When petroleum PP&E is surrendered, retired, sold or otherwise disposed of, the nature of the assets involved determines if a gain or loss is recognized, or if the gross carrying value is charged to accumulated depreciation, depletion and amortization, and any salvage or other recovery therefrom is credited to accumulated depreciation, depletion and amortization.

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

Intangible Assets

Identifiable intangible assets such as purchased patents and trademarks are amortized using the straight-line method over their estimated useful lives. Goodwill is amortized over periods up to 40 years using the straight-line method. The company continually evaluates the reasonableness of its amortization of intangibles. In addition, if it becomes probable that expected future undiscounted cash flows associated with intangible assets are less than their carrying value, the assets are written down to their fair value.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

                                     DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


Costs related to environmental remediation are charged to expense. Other environmental costs are also charged to expense unless they increase the value of the property and/or mitigate or prevent contamination from future operations, in which event they are capitalized.

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

Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except in cases in which earnings are deemed to be permanently invested. Investment tax credits or grants are accounted for in the period earned (the flow-through method).

Foreign Currency Translation

Through December 31, 1995, the company had determined that the U.S. dollar was the "functional currency" of its worldwide operations. All foreign currency asset and liability amounts were remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant and equipment, which were remeasured at historical rates. Foreign currency income and expenses were remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities were included in income in the period in which they occurred.

Effective January 1, 1996, management determined that the local currency should be designated as functional currency for the company's integrated European petroleum operations to properly reflect changed circumstances in the primary economic environment in which these subsidiaries operate. For subsidiaries whose functional currency is local currency, assets and liabilities denominated in local currency are translated into U.S. dollars at end-of-period exchange rates, and resultant translation adjustments are reported as a separate component of stockholders' equity. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses, net of their related tax effects, are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

The company routinely uses forward exchange contracts to hedge its net exposure, by currency, related to monetary assets and liabilities denominated in currencies other than the functional currency of the reporting unit. Exchange gains and losses associated with these contracts are included in income in the period in which they occur.

The company selectively enters into forward exchange contracts and similar agreements to effectively convert firm foreign currency commitments to functional currency-denominated transactions. Gains and losses on these firm commitment hedges are deferred and included in the functional currency measurement of the related foreign currency-denominated transactions.

Exchange gains and losses, net of their related tax effects, are not material in amount.

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

Commodity Hedges and Trading

The company enters into commodity futures contracts to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases. Gains and losses on these hedge contracts are deferred and included in the measurement of the related

                                     DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


transaction. On a limited basis, the company also purchases and sells petroleum-and other energy-based futures contracts for trading purposes. Changes in the market values of these trading contracts are reflected in income in the period the change occurs.

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

Reclassifications

Certain reclassifications of prior years' data have been made to conform to 1996 classifications.


2. Other Income

--------------------------------------------------------------
                                           1996    1995   1994
                                         ---------------------
Royalty income                           $   74  $   70  $  58
Interest income, net of miscellaneous
 interest expense                           211     178    111
Equity in earnings of affiliates
 (see Note 11)                              669     545    348
Sales of assets                             279     102    104
Pipeline tariff revenue                      81      71     75
Miscellaneous income and
 expenses--net                               26      93    192
                                         ---------------------
                                         $1,340  $1,059  $ 888
--------------------------------------------------------------

3. Interest and Debt Expense

--------------------------------------------------------------
                                           1996    1995   1994
                                         ---------------------
Interest and debt cost incurred           $ 857   $ 928  $ 702
Less: Interest and debt cost capitalized    144     170    143
                                         ---------------------
                                          $ 713   $ 758  $ 559
--------------------------------------------------------------

Interest paid (net of amounts capitalized) was $755 in 1996, $688 in 1995 and $598 in 1994.

4. Taxes Other Than on Income

--------------------------------------------------------------
                                           1996    1995   1994
                                         ---------------------
Petroleum excise taxes
 (also included in Sales):
 U.S.                                    $1,145  $1,060 $1,049
 Non-U.S.                                 4,316   4,595  4,242
Payroll taxes                               439     433    424
Property taxes                              205     214    202
Import duties                               168     166    159
Production and other taxes                  126     128    139
                                         ---------------------
                                         $6,399  $6,596 $6,215
--------------------------------------------------------------

5. Provision for Income Taxes

--------------------------------------------------------------
                                           1996    1995   1994
                                         ---------------------
Current tax expense:
 U.S. federal                            $  869  $  617 $  337
 U.S. state and local                        40      36     47
 Non-U.S.                                 1,248   1,077  1,023
                                         ---------------------
 Total                                    2,157   1,730  1,407
                                         ---------------------
Deferred tax expense:
 U.S. federal                               135     379    497
 U.S. state and local                         4      22    (55)
 Non-U.S.                                    49     (25)  (136)
                                         ---------------------
 Total                                      188     376    306
                                         ---------------------
Other/1/                                      -      (9)   (58)
                                         ---------------------
Provision for Income Taxes                2,345   2,097  1,655
Stockholders' Equity/2/                     (69)    (30)   (26)
                                         ---------------------
Total Provision                          $2,276  $2,067 $1,629
--------------------------------------------------------------

1 Represents exchange (gains)/losses associated with the company's hedged non-
  U.S. tax liabilities. These amounts offset the tax effect arising from related hedging activities.
2 Represents tax benefit of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.

Total income taxes paid worldwide were $1,984 in 1996, $1,649 in 1995 and $1,344 in 1994.

                                                                              35
                                     DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. The tax effects of temporary differences and tax loss/tax credit carryforwards included in the deferred income tax provision are as follows:

--------------------------------------------------------------
                                           1996    1995   1994
                                         ---------------------
Depreciation                             $   68   $ 152 $  144
Accrued employee benefits                    99      62    (19)
Other accrued expenses                      (91)    118    185
Intangible drilling costs                   (15)    (23)   (48)
Inventories                                 (52)    (71)   (87)
Unrealized exchange gains/(losses)            5      (1)   103
Investment in subsidiaries and
 affiliates                                 (19)      -     (7)
Other temporary differences                 107      40     33
Tax loss/tax credit
 carryforwards                              210      18     90
Valuation allowance change--net            (124)     81     17
Tax status changes                            -       -   (105)
                                         ---------------------
                                         $  188   $ 376 $  306
--------------------------------------------------------------

The significant components of deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:

----------------------------------------------------------------
                                   1996              1995
----------------------------------------------------------------
Deferred Tax                   Asset Liability   Asset Liability
----------------------------------------------------------------
Depreciation                  $    3    $3,220  $    -    $3,120
Accrued employee benefits      2,852       811   2,920       738
Other accrued expenses           773        24     668         8
Intangible drilling costs          -       251       -       266
Inventories                      267       285     236       303
Unrealized exchange gains          7        37      21        41
Tax loss/tax credit
 carryforwards                   236         -     446         -
Investment in subsidiaries
 and affiliates                   60       129      43       131
Other                            453     1,066     376       880
                              ----------------------------------
Total                         $4,651    $5,823  $4,710    $5,487
                                        ------            ------
Less: Valuation
 allowance                       298               422
                              ------            ------
Net                           $4,353            $4,288
----------------------------------------------------------------

Current deferred tax liabilities (included in the Consolidated Balance Sheet caption "Income Taxes") were $48 and $66 at December 31, 1996 and 1995, respectively. In addition, deferred tax assets of $123 and $75 were included in Other Assets at December 31, 1996 and 1995, respectively (see Note 12).

An analysis of the company's effective income tax rate follows:

--------------------------------------------------------------
                                           1996    1995   1994
                                         ---------------------
Statutory U.S. federal
 income tax rate                           35.0%   35.0%  35.0%
Higher effective tax rate
 on non-U.S. operations
 (principally Petroleum)                    6.7     6.8    9.9
Lower effective tax rate
 on operations within U.S.
 possessions                               (0.3)   (1.0)  (1.1)
Alternative fuels credit                   (1.1)   (1.1)  (2.1)
Tax status changes                            -       -   (2.4)*
Other--net                                 (1.1)   (0.8)  (1.5)
                                         ---------------------
Effective income tax rate                  39.2%   38.9%  37.8%
--------------------------------------------------------------

* Reflects a tax valuation allowance benefit of $105 related to a change in tax status resulting from a transfer of properties among certain North Sea affiliates.

Earnings before income taxes shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or non-U.S. does not correspond to the earnings set forth below.

--------------------------------------------------------------
                                           1996    1995   1994
                                         ---------------------
United States (including exports)        $3,633  $3,066 $2,651
Other regions                             2,348   2,324  1,731
                                         ---------------------
                                         $5,981  $5,390 $4,382
--------------------------------------------------------------

At December 31, 1996, unremitted earnings of non-U.S. subsidiaries totaling $5,928 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1996, the tax effect of such carryforwards approximated $236. Of this amount, $133 has no expiration date, $30 expires in 1997, $13 expires after 1997 but before 2003 and $60 expires between 2003 and 2012.

6. Earnings Per Share of Common Stock

Earnings per share are calculated on the basis of the following average number of common shares outstanding: 1996--560,675,296; 1995--585,107,476; and 1994--
679,999,916.

36
                                    DuPont

                         Notes to Financial Statements
                    (Dollars in millions, except per share)

Shares held by the Flexitrust are not considered outstanding in computing average shares outstanding. Earnings per share calculations that reflect the effect of common stock equivalents in the periods presented either are anti-dilutive or result in no material dilution of earnings per share. See Notes 19 and 20.

7. Cash and Cash Equivalents and Marketable Securities

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

8. Accounts and Notes Receivable

------------------------------------------------------------
December 31                                 1996     1995
------------------------------------------------------------
Trade--net of allowances of $66 in 1996
 and $78 in 1995                           $4,216   $4,292
Miscellaneous                                 977*     620
                                           -----------------
                                           $5,193   $4,912
------------------------------------------------------------

* Includes $137 from equity affiliates.

Accounts and notes receivable are carried at amounts which approximate fair value.

See Note 27 for a description of business segment markets and associated concentrations of credit risk.


9. Inventories

-----------------------------------------
December 31                1996    1995
-----------------------------------------
Chemicals                 $  281  $  262
Fibers                       692     598
Polymers                     620     637
Petroleum                  1,270   1,293
Life Sciences                561     572
Diversified Businesses       282     375
                          ---------------
                          $3,706  $3,737
-----------------------------------------

The excess of replacement or current cost over stated value of inventories for which cost has been determined under the LIFO method approximated $785 and $885 at December 31, 1996 and 1995, respectively. In the aggregate, the market value of the company's vertically integrated petroleum and petroleum-based chemical products exceeds cost. Inventories valued at LIFO comprised 88 percent of consolidated inventories before LIFO adjustment at December 31, 1996 and 1995.


10.  Property, Plant and Equipment


------------------------------------------------------
            December 31                1996     1995
------------------------------------------------------
Chemicals                             $ 6,074  $ 6,055
Fibers                                 12,325   11,745
Polymers                                6,813    7,247
Petroleum                              20,070   19,390
Life Sciences                           1,271    1,185
Diversified Businesses                  3,996    4,763
                                      ----------------
                                      $50,549  $50,385
------------------------------------------------------

Property, plant and equipment includes gross assets acquired under capital leases of $209 and $208 at December 31, 1996 and 1995, respectively; related amounts included in accumulated depreciation, depletion and amortization were $99 and $95 at December 31, 1996 and 1995, respectively.

11.  Summarized Financial Information for Affiliated Companies

Summarized combined financial information for affiliated companies for which DuPont uses the equity method of accounting (see Note 1, "Basis of Consolidation") is shown below on a 100 percent basis. The most significant of these affiliates are CONSOL Energy Inc., DuPont Dow Elastomers L.L.C. and The DuPont Merck Pharmaceutical Company; DuPont has a 50 percent equity ownership in each of these companies. Dividends received from equity affiliates were $860 in 1996, $671 in 1995 and $326 in 1994.

--------------------------------------------------------------------------------
                                                 Year Ended December 31
                                      ------------------------------------------
Results of operations                  1996              1995              1994
--------------------------------------------------------------------------------
Sales/1/                              $13,374           $10,447          $ 9,161
Earnings before income taxes            1,108             1,084              947
Net Income                                822               828              732
DuPont's equity in earnings
 of affiliates
 (see Note 2)                           669/2/            545/2/             348
--------------------------------------------------------------------------------

1  Includes sales to DuPont of $804 in 1996, $802 in 1995 and $828 in 1994.

2 Reflects a more favorable allocation of DuPont Merck operating income to recognize the performance of assets originally contributed to the venture by DuPont.

                                    DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

-----------------------------------------------------------------
Financial position at December 31            1996           1995
-----------------------------------------------------------------
Current assets                             $ 4,715        $ 3,744
Noncurrent assets                           10,936          8,852
                                           ----------------------
 Total assets                              $15,651        $12,596
                                           ----------------------
Short-term borrowings*                     $   830        $   935
Other current liabilities                    2,630          2,434
Long-term borrowings*                        3,802          2,652
Other long-term liabilities                  3,250          2,847
                                           ----------------------
 Total liabilities                         $10,512        $ 8,868
                                           ----------------------
DuPont's investment in
 affiliates
 (includes advances)                       $ 2,278        $ 1,846
-----------------------------------------------------------------

* DuPont's pro rata interest in total borrowings was $1,565 in 1996 and $1,401 in 1995, of which $789 in 1996 and $700 in 1995 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 25.


12.  Other Assets

-----------------------------------------------------------------
            December 31                      1996           1995
-----------------------------------------------------------------
Prepaid pension cost (see Note 23)          $1,760         $1,724
Intangible assets                              221            200
Other securities and investments               586            554
Deferred income taxes (see Note 5)             123             75
Miscellaneous                                  703            617
                                            ---------------------
                                            $3,393         $3,170
-----------------------------------------------------------------

Other securities and investments includes $478 and $435 at December 31, 1996 and 1995, respectively, representing marketable securities classified as available for sale and reported at fair value. The remainder represents numerous small investments in securities for which there are no quoted market prices and for which it is not practicable to determine fair value. Such securities are reported at cost.

13.  Accounts Payable


-----------------------------------------------------------------
December 31                                  1996           1995
-----------------------------------------------------------------
Trade                                       $1,926         $1,761
Payables to banks                              264            281
Compensation awards                            231            242
Miscellaneous                                  336            352
                                            ---------------------
                                            $2,757         $2,636
-----------------------------------------------------------------

Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts approximate fair value because of the short maturity of these obligations.

14.  Short-Term Borrowings and Capital Lease Obligations


-----------------------------------------------------------------
December 31                                   1996          1995
-----------------------------------------------------------------
Commercial paper/1/                         $1,663         $1,247
Private placement
 commercial paper                            1,318          3,686
Bank borrowings:
 U.S. dollars                                   61              9
 Other currencies/2/                           136            290
Medium-term notes payable
 within one year                               372            316
Long-term borrowings
 payable within one year                       300            551
Industrial development
 bonds payable on demand                        51             51
Capital lease obligations                        9              7
                                            ---------------------
                                            $3,910         $6,157
-----------------------------------------------------------------

/1/ 1995 includes an interest rate swap that converted $50 of floating rate borrowings to a fixed rate obligation of 8.3 percent, as part of the program to manage the fixed and floating rate mix of total borrowings.

/2/  1995 includes notes denominated as 160 million Australian dollars with a
     16.5 percent Australian dollar fixed interest rate issued by the company's majority-owned Canadian subsidiary, which were effectively converted to a Canadian dollar borrowing with an implicit 12.43 percent Canadian dollar fixed interest rate.

The estimated fair value of the company's short-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $3,900 and $6,200 at December 31, 1996 and 1995, respectively. The decrease in estimated fair value in 1996 was primarily due to lower short-term borrowing levels.

Unused short-term bank credit lines were approximately $4,500 and $5,400 at December 31, 1996 and 1995, respectively. These lines support short-term industrial development bonds, a portion of the company's commercial paper program and other borrowings.

The weighted average interest rate on short-term borrowings outstanding at December 31, 1996 and 1995 was 6.0 percent and 6.1 percent, respectively.


                                     DuPont

                         Notes to Financial Statements
                    (Dollars in millions, except per share)

15.  Other Accrued Liabilities


--------------------------------------------------------------------------
December 31                                      1996                 1995
--------------------------------------------------------------------------
Payroll and other employee
 benefits                                       $  688              $  687
Taxes other than on income                         395                 399
Accrued postretirement
 benefits cost
 (see Note 22)                                     356                 345
Miscellaneous                                    2,355               2,037
                                                --------------------------
                                                $3,794              $3,468
--------------------------------------------------------------------------

16. Long-Term Borrowings and Capital Lease Obligations


--------------------------------------------------------------------------
December 31                                       1996               1995
--------------------------------------------------------------------------
U.S. dollar:
 Industrial development
  bonds due 2007-2026                           $  334              $  294
 Medium-term notes due
  1997-2005/1/                                     516                 838
 8.65% notes due 1997                                -                 300
 8.50% notes due 1998                              301                 301
 7.50% notes due 1999                              302                 303
 9.15% notes due 2000/2/                           304                 305
 6.00% debentures due 2001
  ($660 face value,
 13.95% yield to maturity)                         475                 451
 6.75% notes due 2002                              299                 299
 8.00% notes due 2002                              253                 253
 8.50% notes due 2003/2/                           300                 300
 8.13% notes due 2004                              330                 331
 8.25% notes due 2006                              282                 282
 8.25% debentures due 2022                         372                 372
 7.95% debentures due 2023                         299                 299
 7.50% debentures due 2033                         247                 247
6.25% Swiss franc notes
 due 2000/3/                                       103                 103
Other loans (various
 currencies)
 due 1997-2008                                     266                 294
Capital lease obligations                          104                 106
                                                --------------------------
                                                $5,087              $5,678
--------------------------------------------------------------------------

/1/  Average interest rates at December 31, 1996 and 1995 were 7.0 percent and
     6.8 percent, respectively.

/2/ The company entered into an interest rate swaption agreement for each of these notes as part of the program to manage the fixed and floating interest rate mix of total borrowings. Each agreement gives the swaption counterparty the one-time option to put the company into an interest rate swap with a notional amount of $300, whereby the company would, over the remaining term of the notes, receive fixed rate payments essentially equivalent to the fixed interest rate of the underlying notes, and pay the counterparty a floating rate of interest essentially equivalent to the rate the company pays on its commercial paper. If exercised, the swaptions would effectively convert the notes to a floating rate obligation over the remaining maturity of the notes. The premium received from the counterparties for these swaptions is being amortized to income, using the effective interest method, over the remaining maturity of the notes. The fair value and carrying value of these swaptions at December 31, 1996 and 1995 were not material.

/3/ Represents notes denominated as 150 million Swiss francs with a 6.25 percent Swiss franc fixed interest rate. Concurrent with the issuance of these notes, the company entered into an interest and principal currency swap that effectively established a $103 fixed principal amount with a 6.9 percent U.S. dollar fixed interest rate.

Average interest rates on industrial development bonds and on other loans (various currencies) were 6.1 percent and 6.9 percent at December 31, 1996, and
6.1 percent and 6.5 percent at December 31, 1995.

Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 1997 are $446, $409, $523, and $784 for the years 1998, 1999, 2000 and 2001, respectively.

The estimated fair value of the company's long-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities was $5,700 and $6,500 at December 31, 1996 and 1995, respectively.

17.  Other Liabilities

--------------------------------------------------------------------------
December 31                                            1996         1995
--------------------------------------------------------------------------
Accrued postretirement benefits cost (see Note 22)    $5,847       $6,022
Reserves for employee-related costs                    1,159        1,080
Miscellaneous                                          1,445        1,352
                                                      --------------------
                                                      $8,451       $8,454
--------------------------------------------------------------------------

18.  Minority Interests

In March 1996, certain petroleum subsidiaries contributed assets with an aggregate fair value of $613 to Conoco Oil & Gas Associates L.P. (COGA) for a general partnership interest of 67 percent. The remaining 33 percent was purchased by Vanguard Energy Investors L.P. (Vanguard) as a limited partner. The net result of this transaction was to increase minority interests by $297.

Vanguard is entitled to a cumulative annual priority return on its investment and participation in residual earnings at rates established in the partnership agreement. The priority return rate, currently 6.52 percent, is negotiated every four years. Vanguard's share of COGA's 1996 earnings was $18, or 17 percent.


                                     DuPont

                         Notes to Financial Statements
                    (Dollars in millions, except per share)

19.  Stockholders' Equity

In April 1995, the company redeemed 156 million shares of its common stock from Seagram for $8,775 ($56.25 per share), including warrants valued at $439. In addition, related costs of $14 were incurred. In July 1996, DuPont repurchased the warrants for $504. Coincident with the repurchase, the company retired 156 million shares of common stock held as treasury stock.

In the second quarter of 1995, the company sold through public and private offerings 27,339,375 shares of newly issued common stock for $1,747, including 7,789,375 shares that were sold to the DuPont Pension Trust Fund for $500 ($64.19 a share). The company also established a Flexitrust that will effect the sale or distribution of common stock to satisfy existing employee compensation and benefit programs. In May 1995, DuPont issued 24 million shares of common stock to the Flexitrust in return for a $1,612 promissory note and $14 in cash.

In January 1997, the company approved plans to purchase and retire up to 10 million shares of common stock to offset dilution resulting from shares issued under its compensation programs.

20.  Compensation Plans

The company has two stock option programs - the Corporate Sharing Program and the DuPont Stock Performance Plan.

In 1990 and 1995, the Board of Directors approved the adoption of worldwide Corporate Sharing Programs. Under each of these two programs, essentially all employees each received a one-time grant to acquire 100 shares of DuPont common stock at the fair market value at date of grant. Option terms are "fixed and determinable." Also, options generally are exercisable one year after date of grant and expire 10 years from date of grant.

Stock option awards under the DuPont Stock Performance Plan may be granted to key employees of the company. Except for certain options granted in 1997, as discussed below, option terms are "fixed and determinable." The purchase price of shares subject to option is the fair value of the company's stock on the date of grant. Generally, options are exercisable one year after date of grant and expire 10 years from date of grant. The maximum number of shares that may be subject to option for any consecutive five-year period is 36 million shares. Subject to this limit, additional shares that may have been made subject to options for the years 1996, 1995 and 1994 were 29,539,463, 28,385,230 and
27,527,631, respectively.

Common shares subject to option under both of these programs are as follows:

--------------------------------------------------------------------------------
                                         1996           1995           1994
                                     -------------------------------------------
Outstanding at January 1                30,769,589     21,364,847     23,470,630
Options granted                          2,846,733     13,260,861      2,324,720
 Weighted average price                     $78.82         $56.78         $52.50
Options exercised                        8,877,026      3,558,624      4,153,206
 Weighted average price                     $47.12         $36.05         $35.53
Options expired or terminated               47,182        297,495        277,297
 Weighted average price                     $51.58         $45.52         $28.68
At December 31:
 Options outstanding                    24,692,114     30,769,589     21,364,847
  Weighted average price                    $51.46         $47.66         $40.03
 Options exercisable                    21,869,201     17,709,638     19,054,727
  Weighted average price                    $47.93         $40.93         $38.52
--------------------------------------------------------------------------------


The following table summarizes information concerning currently outstanding and exercisable options:


--------------------------------------------------------------------------------
                                       Exercise       Exercise       Exercise
                                         Price          Price          Price
                                     $26.34-$39.25  $44.50-$62.75  $67.25-$94.25
                                     -------------------------------------------
Options outstanding
 at 12/31/96                             7,610,919     14,214,282      2,866,913
Weighted average remaining
 contractual life (years)                      3.5            7.4            9.1
Weighted average price                      $36.63         $53.92         $78.64
Options exercisable
 at 12/31/96                             7,610,919     14,214,282         44,000
Weighted average price                      $36.63         $53.92         $67.53
--------------------------------------------------------------------------------

In January 1997, the Board of Directors approved a worldwide 1997 Corporate Sharing Program and awarded to essentially all employees a one-time "fixed and determinable" grant to acquire 100 shares of DuPont common stock at the fair market value ($105 per share) on the date of grant. During all but the last six months of the ten-year option term, these options cannot be exercised until a market price of $150 per share of DuPont common stock is achieved.

Awards for 1996 under the DuPont Stock Performance Plan (granted to key employees in 1997) consisted of 4,468,813 options to acquire DuPont common stock at the fair market value ($105 per share) on the date of grant. Two types of options were granted: 2,023,663 "fixed and determinable" options and 2,445,150 "variable" options. During all but the last six months of the ten-year option term, the "fixed and determinable" options cannot be exercised until a market price of $150 per share is


                                     DuPont

                         Notes to Financial Statements
                    (Dollars in millions, except per share)

achieved. "Variable" options were granted to certain senior management. These options are subject to forfeiture if, within five years from the date of grant, the market price of DuPont common stock does not achieve a price of $150 per share for 50 percent of the options and $180 per share for the remaining 50 percent. Also, in January 1997, a reload feature was added to the Stock Performance Plan to accelerate stock ownership by more effectively using stock options granted prior to 1997. For a one-year period, optionees are eligible for reload options upon the exercise of previously granted stock options with the condition that shares received from that exercise are held for at least five years. Reload options will be granted at the fair market value on the date of grant and have a term equal to the remaining term of the original option. The maximum number of reload options granted is limited to the number of shares subject to option in the original option times the original option price divided by the option price of the reload option.

The company applies APB Opinion No. 25,"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the fixed option plans. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," was issued in 1995. The company has elected not to adopt the optional recognition provisions of SFAS No. 123. The table below sets forth pro forma information as if the company had adopted these recognition provisions.


---------------------------------------------------------------------
                                                     1996     1995
                                                    -----------------
Weighted average fair value of options granted -
 per share subject to option*                       $17.89   $11.88

Reduction of:
 Net income                                         $   34   $  100
 Earnings per share                                 $  .06   $  .17

Assumptions:
 Dividend yield                                        2.6%     3.4%
 Volatility                                           21.0%    20.6%
 Risk-free interest rate                               5.4%     7.6%
 Expected life (years)                                 6.0      4.5
---------------------------------------------------------------------

* Calculated using Black-Scholes option-pricing model.

Awards under the Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, consideration being given to ability to succeed to more important managerial responsibility. Such awards were $233 for 1996, $240 for 1995 and $208 for 1994. Amounts credited to the Variable Compensation Fund are dependent on company earnings, and are subject to maximum limits as defined by the plan. The amounts credited to the fund were $230 in 1996, $240 in 1995 and $220 in 1994. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 914,036 shares of common stock were awaiting delivery from awards for 1996 and prior years.

21.  Investment Activities

Proceeds from sales of assets in 1996 principally include $570 from the sales of Medical Products businesses, $390 from the formation of the elastomers joint venture, and $275 from the sales of various petroleum properties. Also, a note for $175 was received as part of the consideration for the sale of one of the Medical Products businesses. Assets sold in connection with these sales amounted to $1,163, of which $644 was for property, plant and equipment with the remainder being primarily working capital. In 1995 and 1994, there were no individually material items included in sales of assets.

Payments for businesses acquired in 1996 principally relate to the purchase of commercial floorcovering distribution and installation companies.

22.  Other Postretirement Benefits

The parent company and certain subsidiaries provide medical, dental and life insurance benefits to pensioners and survivors. The associated plans are unfunded, and approved claims are paid from company funds. Under the terms of these plans, the company reserves the right to change, modify or discontinue the plans.

                                     DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


Other postretirement benefits cost include the following components:

-----------------------------------------------------------------
                                       Health      Life
                                        Care    Insurance   Total
                                       --------------------------
1996
Service cost--benefits allocated
 to current period                      $  51        $ 17   $  68
Interest cost on accumulated
 postretirement benefit obligation        259          74     333
Amortization of net gains and prior
 service credit                          (102)         (1)   (103)
                                       --------------------------
Other postretirement benefits cost      $ 208        $ 90   $ 298
                                       --------------------------
1995
Service cost--benefits allocated
 to current period                      $  39        $ 13   $  52
Interest cost on accumulated
 postretirement benefit obligation        274          78     352
Amortization of net gains and prior
 service credit                          (133)         (1)   (134)
                                       --------------------------
Other postretirement benefits cost      $ 180        $ 90   $ 270
                                       --------------------------
1994
Service cost--benefits allocated
 to current period                      $  56        $ 17   $  73
Interest cost on accumulated
 postretirement benefit obligation        288          77     365
Amortization of net gains and prior
 service credit                           (78)          8     (70)
                                       --------------------------
Other postretirement benefits cost      $ 266        $102   $ 368
=================================================================

The lower health care costs in 1996 and 1995 versus 1994 were due to the discount rate and health care trends used to determine the accumulated postretirement benefit obligation. In 1996, the company recorded a curtailment gain of $115 related to business divestitures, joint venture activity and other business restructurings.

The following provides a reconciliation of the accumulated postretirement benefit obligation to the liabilities reflected in the balance sheet at December 31, 1996 and 1995:



---------------------------------------------------------------------
                                         Health     Life
                                          Care    Insurance    Total
                                        -----------------------------
1996
Accumulated postretirement benefit
 obligation for:
 Current pensioners and survivors       $(2,661)    $  (676)  $(3,337)
 Fully eligible employees                  (195)          -      (195)
 Other employees                           (908)       (287)   (1,195)
                                        -----------------------------
                                         (3,764)       (963)   (4,727)
Unrecognized net loss/(gain)               (714)         13      (701)
Unrecognized prior service credit          (775)          -      (775)
                                        -----------------------------
Accrued postretirement benefits cost    $(5,253)    $  (950)  $(6,203)
                                        -----------------------------
Amount included in Other
 Accrued Liabilities (see Note 15)                            $   356
                                                              -------
Amount included in Other Liabilities
 (see Note 17)                                                $ 5,847
                                                              -------

1995
Accumulated postretirement benefit
 obligation for:
 Current pensioners and survivors       $(2,535)    $  (660)  $(3,195)
 Fully eligible employees                  (196)          -      (196)
 Other employees                           (981)       (381)   (1,362)
                                        -----------------------------
                                         (3,712)     (1,041)   (4,753)
Unrecognized net loss/(gain)               (756)        116      (640)
Unrecognized prior service credit          (974)          -      (974)
                                        -----------------------------
Accrued postretirement benefits cost    $(5,442)    $  (925)  $(6,367)
                                        -----------------------------
Amount included in Other
 Accrued Liabilities (see Note 15)                            $   345
                                                              -------
Amount included in Other Liabilities
 (see Note 17)                                                $ 6,022
=====================================================================

The health care accumulated postretirement benefit obligation was determined at December 31, 1996 and 1995 using a health care escalation rate of 8 percent decreasing to 5 percent over 8 years. The assumed long-term rate of compensation increase used for life insurance was 5 percent. The discount rate was 7.75 percent at December 31, 1996 and 7.25 percent at December 31, 1995. A one-percentage-point increase in the health care cost escalation rate would have increased the accumulated postretirement benefit obligation by $295 at December 31, 1996, and the 1996 other postretirement benefit cost would have increased by $30.

                                                                              42
                                     DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


23.  Pensions

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

Net pension cost/(credit) for defined benefit plans includes the following components:

---------------------------------------------------------------------------------------
                                     1996                1995               1994
                              -----------------   -----------------   -----------------
Service cost--benefits
 earned during the period               $   382             $   292             $   380
Interest cost on projected
 benefit obligation                       1,173               1,140               1,079
Return on assets:
 Actual (gain)/loss           $(2,477)            $(3,417)            $   214
 Deferred gain/(loss)           1,017    (1,460)    2,082    (1,335)   (1,540)   (1,326)
                              -------             -------             -------
Amortization of net gains
 and prior service cost                     (72)               (108)                (91)
                                        -------             -------             -------
Net pension cost/(credit)               $    23             $   (11)            $    42
=======================================================================================

The change in the annual pension cost/(credit) was primarily due to the discount rate used to determine the present value of future benefits and the return on pension trust assets. In 1996, the company recorded a curtailment loss of $88 related to business divestitures, joint venture activity and other business restructurings.

The funded status of these plans was as follows:

-------------------------------------------------------------------------------------------
December 31                                           1996                     1995
-----------------------------------------------------------------     ---------------------
Actuarial present value of:
 Vested benefit obligation                  $(12,584)                 $(12,543)
                                            --------                  --------
 Accumulated benefit
  obligation                                $(13,073)                 $(13,128)
                                            --------                  --------
 Projected benefit
  obligation                                             $(15,085)                 $(15,404)
Plan assets at fair value                                  17,654                    16,691
                                                         --------                  --------
Excess of assets over
 projected benefit
 obligation                                                 2,569                     1,287
Unrecognized net (gains)/1/                                (1,493)                      (73)
Unrecognized prior service
 cost                                                         684                       510
                                                         --------                  --------
Prepaid pension cost/2/                                  $  1,760                  $  1,724
===========================================================================================

1 Includes the unamortized balance of $(1,000) and $(1,168) at December 31, 1996 and 1995, respectively, of unrecognized net gain at January 1, 1985, the initial application date of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."
2 Excludes the pension liability for unfunded plans of $1,014 and $966 and the related projected benefit obligation of $1,597 and $1,474 at December 31, 1996 and 1995, respectively.

                                                                              43
                                     DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


For U.S. plans, the projected benefit obligation was determined using a discount rate of 7.75 percent at December 31, 1996 and 7.25 percent at December 31, 1995, and an assumed long-term rate of compensation increase of 5 percent. The assumed long-term rate of return on plan assets is 9 percent. Plan assets consist principally of common stocks, including 8,068,948 shares of DuPont at December 31, 1996, and U.S. government obligations. For non-U.S. plans, no one of which was material, similar economic assumptions were used.

24.  Derivatives and Other Hedging Instruments

The company enters into contractual arrangements (derivatives) in the ordinary course of business to hedge its exposure to currency, interest rate and commodity price risks. The company has established an overlying Financial Risk Management Framework for risk management and derivative activities. The Framework sets forth senior management's financial risk management philosophy and objectives through a Corporate Financial Risk Management Policy. In addition, it establishes oversight committees and risk management guidelines that authorize the use of specific derivative instruments and further establishes procedures for control and valuation, counterparty credit approval, and routine monitoring and reporting. The counterparties to these contractual arrangements are major financial institutions. The company is exposed to credit loss in the event of nonperformance by these counterparties. The company manages this exposure to credit loss through the aforementioned credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from such nonperformance. Market and counterparty credit risks associated with these instruments are regularly reported to management. The company's accounting policies with respect to these financial instrument transactions are set forth in Note 1.

Currency Risk

The company routinely uses forward exchange contracts to hedge its net exposures, by currency, related to monetary assets and liabilities of its operations that are denominated in currencies other than the designated functional currency. The primary business objective of this hedging program is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.

Principal currency exposures and related hedge positions at December 31, 1996 were as follows:

------------------------------------------------------------------------
                                        Open Contracts To
                       Net Monetary     Buy/(Sell) Currency      Net
                    Asset/(Liability)  --------------------    After-Tax
Currency                Exposure        Pretax    After-Tax    Exposure
------------------------------------------------------------------------
British Pound             $ 568         $(923)       $(572)        $(4)
Canadian Dollar           $ 315         $(507)       $(314)        $ 1
German Mark               $(344)        $ 552        $ 342         $(2)
Norwegian Krone           $ 570         $(921)       $(571)        $(1)
French Franc              $ 288         $(463)       $(287)        $ 1
Italian Lira              $ 235         $(379)       $(235)        $ -
========================================================================

44
                                     DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


In addition, the company from time to time will enter into forward exchange contracts to establish with certainty the functional currency amount of future firm commitments denominated in another currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. At December 31, 1996, no such commitments were hedged. Forward exchange contracts are also used to manage near-term foreign currency cash requirements and to place foreign currency deposits and marketable securities investments into currencies offering favorable returns. Net cash inflow/(outflow) from settlement of forward exchange contracts was $(192), $195 and $139 for the years 1996, 1995 and 1994, respectively.

Interest Rate Risk

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

An interest rate swap was outstanding at December 31, 1995, which matured in 1996, that had a notional amount of $50, and a fixed rate of 8.3 percent in exchange for a floating rate.

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

An interest and principal currency swap was outstanding at December 31, 1996 and 1995, that effectively converted a 150 million Swiss franc borrowing with a 6.25 percent Swiss franc fixed interest rate and a maturity of 2000 to a U.S. dollar fixed principal amount of $103 with a 6.9 percent U.S. dollar fixed interest rate.

Structured medium-term financings consist of: (a) a structured medium-term note with interest and/or principal payments (denominated in either U.S. dollars or foreign currencies) determined using a specified calculation incorporating changes in currency exchange rates or other financial indexes; and (b) a concurrently executed structured medium-term swap that, for any and all calculations of the note's interest and/or principal payments over the term of the note, provides a fully hedged transaction such that the note is effectively converted to a U.S. dollar-denominated fixed or floating interest rate with a U.S. dollar-denominated fixed principal amount. Structured medium-term swaps allow the company to be fully hedged against fluctuations in exchange rates and interest rates and to achieve U.S. dollar fixed or floating interest rate payments below the market interest rate, at the date of issuance, for borrowings of comparable maturity.

The face amount of these structured medium-term financings outstanding was $135 and $230 at December 31, 1996 and 1995, respectively. The weighted average interest rate and weighted average maturity was 5.8 and 6.3 percent, and 3.8 years and 3.0 years, at December 31, 1996 and 1995, respectively. In addition, the company's majority-owned Canadian subsidiary had a structured medium-term financing outstanding at December 31, 1995, which matured in 1996, that effectively converted a 160 million Australian dollar borrowing, with a 16.5 percent Australian dollar fixed interest rate, to a Canadian dollar borrowing with an implicit 12.43 percent Canadian dollar fixed interest rate.


                                                                              45
                                     DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


It is the company's policy that foreign currency bonds and structured medium-term notes will not be issued unless a hedge of the market risks inherent in such borrowings is executed simultaneously with a management-approved, highly creditworthy counterparty to provide a fully hedged transaction.

Interest rate financial instruments did not have a material effect on the company's overall cost of borrowing at December 31, 1996 and 1995.

See also Notes 14 and 16 for additional descriptions of interest rate financial instruments.

Summary of Outstanding Derivative Financial Instruments

Set forth below is a summary of the notional amounts, estimated fair values and carrying amounts of outstanding financial instruments at December 31, 1996 and 1995.

Notional amounts represent the face amount of the contractual arrangements and are not a measure of market or credit exposure. Estimated fair values represent a reasonable approximation of amounts the company would have received from/(paid to) a counterparty at December 31 to unwind the positions prior to maturity. Estimated fair value of forward exchange contracts is based on market prices for contracts of comparable time to maturity. Estimated fair value of swaps represents the present value of remaining net cash flows to maturity under swap agreements, discounted using market-implied future interest rates existing at December 31, 1996 and 1995, respectively. At December 31, 1996, the company had no plans to unwind these positions prior to maturity. Carrying amounts represent the receivable/(payable) recorded in the Consolidated Balance Sheet. See also Notes 7, 8, 12, 13, 14 and 16 for fair values and carrying amounts of other financial instruments.

Notional Amount, Estimated Fair Value and Carrying Amount of Outstanding Derivative Financial Instruments

------------------------------------------------------------------------------
                                          Notional      Estimated     Carrying
Type of Instrument                         Amount       Fair Value     Amount
------------------------------------------------------------------------------
Forward Exchange Contracts
 December 31, 1996                         $ 7,597        $ (30)       $ (52)
              1995                          14,818         (108)        (144)

Interest Rate Swaps
 December 31, 1996                         $     -        $   -        $   -
              1995                              50           (1)           -

Interest and Principal Currency Swaps
 December 31, 1996                         $   103        $  18        $   8
              1995                             103           38           27

Structured Medium-Term Swaps
 December 31, 1996                         $   135        $  (1)       $   5
              1995                             349           73           71
==============================================================================

Estimated fair values shown above only represent the value of the hedge or swap component of these transactions, and thus are not indicative of the fair value of the company's overall hedged position. The estimated fair value of the company's total debt portfolio, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $9,600 and $12,800 at December 31, 1996 and 1995, respectively. The decrease in fair value in 1996 was primarily due to reduced borrowing levels. As fully hedged transactions, the estimated fair values of the integrated debt and interest rate financial instruments do not affect income and are not recorded in the financial statements, but rather only represent the amount to unwind the debt and financial instruments at a specific point in time prior to maturity.

Commodity Price Risk

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases.

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

46
                                     DuPont

                         Notes to Financial Statements

                    (Dollars in millions, exept per share)

Occasionally, as market views and conditions allow, longer-term positions will be taken to manage price risk for the company's equity production (crude and natural gas) or net supply requirements. These positions may not exceed anticipated equity production or net supply requirements for the hedge period. The company's use of derivative commodity instruments reduces the effects of price volatility, thereby protecting against adverse price movements, while limiting, somewhat, the benefits of favorable price movements. Open hedge positions and deferred gains/losses for derivative commodity instruments were not material at December 31, 1996 and 1995.

On a limited basis, the company also purchases and sells petroleum- and other energy-based futures contracts for trading purposes. After-tax gain/loss from such trading has not been material.

25.  Commitments and Contingent Liabilities

The company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $344, $276, $191, $148 and $122 for the years 1997, 1998, 1999, 2000 and 2001, respectively, and $620 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $149. Rental expense under operating leases was $354 in 1996, $339 in 1995 and $355 in 1994.

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

During 1991, the company initiated a stop-sale and recall of Benlate(R) 50 DF fungicide. About 60 of the more than 700 cases filed against the company in connection with the recall remain, the rest having been disposed of by trial, dismissal or settlement. In the fourth quarter of 1995, DuPont and the other major defendants in litigation concerning allegedly defective plumbing systems made with polybutylene pipe and acetal fittings settled two of several national class actions. The company's liability in the settled actions is limited to 10 percent of the cost of repairing plumbing systems up to a total company payout of $120. The related liability for each of these matters included in the Consolidated Balance Sheet is not reduced by the amounts of any expected insurance recoveries. Adverse changes in estimates for such costs could result in additional future charges.

The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 1. At December 31, 1996, such accrual amounted to $586 and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the consolidated financial position of the company.

The company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 1996, these indirect guarantees totaled $73, and the company had directly guaranteed $1,262 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees. In addition, at December 31, 1996, the company had directly guaranteed the commitment by an equity affilate to purchase natural gas at prices that were in excess of year-end 1996 market prices. No material annual loss is expected from this commitment.

                                                                              47
                                    DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

26. Geographic Information

----------------------------------------------------------------------------------------------------------------
                                                            United                   Other
                                                            States      Europe      Regions     Consolidated
----------------------------------------------------------------------------------------------------------------
1996
Sales to Unaffiliated Customers/1/                          $22,969     $16,045       $4,796     $43,810
Transfers Between
 Geographic Areas/2/                                          2,699         753          671           -
                                                          -----------------------------------------------------
      Total                                                 $25,668     $16,798       $5,467     $43,810
                                                          -----------------------------------------------------
After-Tax Operating Income                                  $ 2,688     $ 1,144       $  186     $ 4,018
Identifiable Assets at December 31                          $17,230     $10,973       $4,462     $32,665
                                                          -----------------------------------------------------
1995
Sales to Unaffiliated Customers/1/                          $21,534     $15,859       $4,770     $42,163
Transfers Between
 Geographic Areas/2/                                          2,406         755          605           -
                                                          -----------------------------------------------------
      Total                                                 $23,940     $16,614       $5,375     $42,163
                                                          -----------------------------------------------------
After-Tax Operating Income                                  $ 2,414     $ 1,161       $  169     $ 3,744
Identifiable Assets at December 31                          $17,387     $10,879       $4,149     $32,415
                                                          -----------------------------------------------------
1994
Sales to Unaffiliated Customers/1/                          $20,769     $14,216       $4,348     $39,333
Transfers Between
 Geographic Areas/2/                                          2,044         673          507           -
                                                          -----------------------------------------------------
      Total                                                 $22,813     $14,889       $4,855     $39,333
                                                          -----------------------------------------------------
After-Tax Operating Income                                  $ 1,955     $   850       $  230     $ 3,035
Identifiable Assets at December 31                          $17,479     $10,708       $4,007     $32,194
---------------------------------------------------------------------------------------------------------------

1 Sales outside the United States of products manufactured in and exported from the United States totaled $3,826 in 1996, $4,289 in 1995 and $3,625 in 1994.

2 Products are transferred between geographic areas on a basis intended to reflect as nearly as practicable the "market value" of the products.

48
                                    DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


27.  Industry Segment Information

The company has six principal segments that manufacture and sell a wide range of products to many different markets, including energy, transportation, textile, construction, automotive, electronics, printing, health care, packaging and agricultural products. The company sells its products worldwide, however, about 50 percent and 36 percent of sales are made in the United States and Europe, respectively. Major products by segment include: Chemicals (specialty chemicals, white pigment and mineral products, fluorochemicals and nylon intermediates); Fibers (textile, industrial and carpet nylon, Dacron(R) polyester, Lycra/(R)/ spandex, nonwovens and aramids); Polymers (automotive finishes, elastomers, fluoropolymers, packaging and industrial polymers, and engineering polymers); Petroleum (crude oil, natural gas and refined products), Life Sciences (agricultural products and pharmaceuticals), and Diversified Businesses (photopolymers and electronic materials, printing industry products, films and coal). The Life Sciences and Diversified Businesses segments were previously reported as one segment, Diversified Businesses; prior years' data have been restated for comparative purposes. The company's sales are not materially dependent on a single customer or small group of customers. The Fibers and Polymers segments, however, have several large customers in their respective industries that are important to these segments' operating results.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                           Life      Diversified
                                         Chemicals  Fibers     Polymers     Petroleum    Sciences    Businesses     Consolidated
--------------------------------------------------------------------------------------------------------------------------------
1996
Sales to Unaffiliated Customers/1/        $4,141     $7,204       $6,699    $  20,166/2/    $2,472        $3,128       $  43,810
Transfers Between Segments                   190         22          213          413           -             52               -
                                        ----------------------------------------------------------------------------------------
 Total                                    $4,331     $7,226       $6,912    $  20,579      $2,472         $3,180       $  43,810
                                        ----------------------------------------------------------------------------------------
Operating Profit                          $  808     $1,247       $1,306    $   1,818      $  436         $  257       $   5,872
Provision for Income Taxes                  (301)      (455)        (489)        (933)       (254)           (90)         (2,522)
Equity in Earnings of Affiliates              56         10           92          (25)        497             38             668
                                        ----------------------------------------------------------------------------------------
After-Tax Operating Income/3/             $  563     $  802       $  909    $     860      $  679         $  205       $   4,018/4/
                                        ----------------------------------------------------------------------------------------
Identifiable Assets at December 31        $3,723     $6,805       $4,535    $  13,018      $1,749         $2,835       $  32,665/5/
                                        ----------------------------------------------------------------------------------------
Depreciation, Depletion
 and Amortization                         $  330     $  609       $  350    $   1,128      $   70         $  232       $   2,719/6/
Capital Expenditures                      $  338     $  611       $  446    $   1,616      $   93         $  213       $   3,317/7/
--------------------------------------------------------------------------------------------------------------------------------
1995
Sales to Unaffiliated Customers/1/        $4,181     $7,215       $7,037    $  17,660/2/   $2,322         $3,748       $  42,163
Transfers Between Segments                   248         31          208          298           -             46               -
                                        ----------------------------------------------------------------------------------------
 Total                                    $4,429     $7,246       $7,245    $  17,958      $2,322         $3,794       $  42,163
                                        ----------------------------------------------------------------------------------------
Operating Profit                          $  947     $1,199       $1,244    $   1,257      $  468         $  283       $   5,398
Provision for Income Taxes                  (360)      (435)        (465)        (660)       (202)           (82)         (2,204)
Equity in Earnings of Affiliates              64         41           50           22         322             51             550
                                        ----------------------------------------------------------------------------------------
After-Tax Operating Income/8/             $  651     $  805       $  829    $     619      $  588         $  252       $   3,744/4/
Identifiable Assets at December 31        $3,643     $6,305       $4,678    $  12,634      $1,651         $3,504       $  32,415/5/
Depreciation, Depletion
 and Amortization                         $  352     $  626       $  362    $   1,111      $   78         $  294       $   2,823/6/
Capital Expenditures                      $  417     $  593       $  399    $   1,714      $   73         $  198       $   3,394/7/
--------------------------------------------------------------------------------------------------------------------------------
1994
Sales to Unaffiliated Customers/1/        $3,760     $6,767       $6,318    $  16,815/2/   $2,132         $3,541       $  39,333
Transfers Between Segments                   208         44          181          388           -             36               -
                                        ----------------------------------------------------------------------------------------
 Total                                    $3,968     $6,811       $6,499    $  17,203      $2,132         $3,577       $  39,333
                                        ----------------------------------------------------------------------------------------
Operating Profit                          $  523     $1,051       $1,066    $   1,096      $  324         $  268       $   4,328
Provision for Income Taxes                  (203)      (401)        (417)        (463)       (102)           (82)         (1,668)
Equity in Earnings of Affiliates              58         30           56           25         138             68             375
                                        ----------------------------------------------------------------------------------------
After-Tax Operating Income/9/             $  378     $  680       $  705    $     658      $  360         $  254       $   3,035/4/
                                        ----------------------------------------------------------------------------------------
Identifiable Assets at December 31        $3,556     $6,380       $4,462    $  12,484      $1,637         $3,675       $  32,194/5/
                                        ----------------------------------------------------------------------------------------
Depreciation, Depletion
 and Amortization                         $  405     $  686       $  386    $   1,266      $   79         $  284       $   3,106/6/
Capital Expenditures                      $  258     $  640       $  356    $   1,635      $   47         $  215       $   3,151/7/
--------------------------------------------------------------------------------------------------------------------------------

                                                                              49
                                    DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

1 Sales of refined petroleum products of $15,169 in 1996, $13,938 in 1995 and $12,853 in 1994 exceeded 10 percent of consolidated sales.
2 Excludes crude oil and refined product exchanges and trading transactions totaling $3,549 in 1996, $2,299 in 1995 and $2,254 in 1994.
3  Includes the following (charges)/benefits:

------------------------------------------------------------------------------
Chemicals/a/                                                         $  (21)
Fibers/a/                                                               (32)
Polymers/b/                                                              55
Petroleum/c/                                                            (41)
Life Sciences/d/                                                       (110)
Diversified Businesses/e/                                                48
                                                                     ------
                                                                     $ (101)
------------------------------------------------------------------------------

 a Charges associated principally with employee separation costs in the United States.
 b Benefit associated with formation of the DuPont Dow elastomers joint venture.

 c Includes charges of $63 for write-down of investment in a European natural gas marketing joint venture and $22, principally, for employee separation costs in the United States partly offset by a net benefit of $44 related to environmental insurance recoveries.

 d  Charge associated with the Benlate/(R)/ 50 DF fungicide recall.

 e Includes gains of $41 from the sale of certain medical products businesses and $33 related to sale of stock received in connection with the previously sold connector systems business, and a charge of $26, principally employee separation costs outside the United States, associated with the printing and publishing business.

4   The following reconciles After-Tax Operating Income to Net Income:

------------------------------------------------------------------------------
                                          1996          1995         1994
                                      ----------------------------------------
After-Tax Operating Income/a/             $4,018        $3,744       $3,035
Interest and Other Corporate
 Expenses Net of Tax/a/,/b/                 (382)         (451)        (308)
                                      ---------------------------------------
Net Income                                $3,636        $3,293       $2,727
-----------------------------------------------------------------------------

 a The amortization of capitalized interest associated with property, plant and equipment is included in After-Tax Operating Income versus the previous practice of including such amortization in Interest and Other Corporate Expenses Net of Tax. Prior years' data have been reclassified for comparative purposes.

 b Includes interest and debt expense and other corporate expenses such as exchange gains and losses (including the company's share of equity affiliates' exchange gains and losses).

5  The following reconciles Identifiable Assets to Total Assets:

-----------------------------------------------------------------------------
                                                     1996     1995     1994
                                                    -------------------------
Identifiable Assets at December 31*                 $32,665  $32,415  $32,194
Investment in Affiliates                              2,278    1,846    1,662
Corporate Assets*                                     3,044    3,051    3,036
                                                    -------------------------
Total Assets at December 31                         $37,987  $37,312  $36,892
-----------------------------------------------------------------------------

 * Capitalized interest, net of amortization, is included in Identifiable Assets versus Corporate Assets.

6 Includes depreciation on research and development facilities and impairment of unproved properties.
7  Excludes investments in affiliates and payments for businesses acquired.
8  Includes the following (charges)/benefits/a/:

--------------------------------------------------------------------------
Chemicals                                                          $  10
Fibers                                                                31
Polymers/b/                                                          (35)
Petroleum/c/                                                         (45)
Life Sciences/d/                                                     (63)
Diversified Businesses/e/                                            (12)
                                                                   -----
                                                                   $(114)
--------------------------------------------------------------------------

 a Includes a benefit of $69 principally from adjustments in estimates associated with the third quarter 1993 restructuring charge. The $69 is reflected in Chemicals $10; Fibers $31; Polymers $3; and Diversified Businesses $25.
 b Includes a charge of $38 for costs to settle certain plumbing systems litigation.
 c Charge for write-down of certain North American and European assets consistent with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which was adopted by the company in 1995.
 d  Charge associated with the Benlate/(R)/ 50 DF fungicide recall.
 e Includes a charge of $24 for printing and publishing operations, principally for employee separation costs in Europe, and a litigation provision of $13 related to a previously sold business.

9  Includes the following (charges)/benefits/a/:

-------------------------------------------------------------------------------
Chemicals/b/                                                          $ (5)
Fibers                                                                  25
Polymers                                                                11
Petroleum/c/                                                           (26)
Life Sciences/d/                                                       (80)
Diversified Businesses/e/                                               27
                                                                     -----
                                                                     $ (48)
-------------------------------------------------------------------------------

 a Includes a net benefit of $112 from adjustments in estimates associated with the third quarter 1993 restructuring charge of which $88 relates to adjustments for other than employee separation costs. The $112 is reflected in Chemicals $22; Fibers $25; Polymers $11; and Diversified Businesses $54.
 b Includes a charge of $27 associated with the discontinuation of certain products, asset sales and write-downs.
 c Includes a charge of $58 for employee separation costs, a loss of $95 from the write-down of certain North Sea oil properties to be sold and a benefit of $127 principally related to a favorable change in tax status resulting from a transfer of properties among certain North Sea affiliates.
 d Includes a charge of $110 associated with the Benlate/(R)/ 50 DF fungicide recall and a benefit of $30 from an adjustment of prior-year tax provisions.
 e Includes a charge of $27 for the write-down of assets and discontinuation of certain products.

See segment discussions on pages 14-20 for a description of each industry segment. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products.

50
                                    DuPont

                          Supplemental Petroleum Data

                             (Dollars in millions)


Oil and Gas Producing Activities

The disclosures on pages 51-56 are presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities." Accordingly, volumes of reserves and production exclude royalty interests of others, and royalty payments are reflected as reductions in revenues.



Results of Operations for Oil and Gas Producing Activities

-----------------------------------------------------------------------------------------------------
                                                     Total Worldwide               United States
                                             --------------------------------------------------------
                                               1996       1995       1994     1996      1995     1994
                                             --------------------------------------------------------
Consolidated Companies
Revenues:
 Sales to unaffiliated customers             $ 2,479    $ 1,863    $ 2,196    $ 621    $ 443    $ 552
 Transfers to other company operations           927        862        733      363      386      401
Exploration, including dry hole costs           (374)      (275)      (323)    (131)     (80)    (130)
Production                                      (755)      (727)      (786)    (297)    (287)    (327)
Depreciation, depletion, amortization and
 valuation provisions                           (800)      (727)      (957)    (302)    (290)    (334)
Other/2/                                          69         82         67       48       48       38
Income taxes                                    (912)      (626)      (463)     (47)     (24)       7
                                             --------------------------------------------------------
Total consolidated companies                     634        452        467      255      196      207
                                             --------------------------------------------------------
Equity Affiliates
Results of operations of equity affiliates        36         12        (16)      11       --        1
                                             --------------------------------------------------------
Total                                        $   670    $   464    $   451    $ 266    $ 196    $ 208
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                        Europe              Other Regions
                                             --------------------------------------------------------
                                               1996      1995       1994     1996     1995     1994
                                             --------------------------------------------------------
Consolidated Companies
Revenues:
 Sales to unaffiliated customers              $ 1,204    $ 817    $ 1,015    $ 654    $ 603    $ 629
 Transfers to other company operations            566      477        332       (2)      (1)      --
Exploration, including dry hole costs            (156)    (134)      (110)     (87)     (61)     (83)
Production                                       (372)    (347)      (377)     (86)     (93)     (82)
Depreciation, depletion, amortization and
 valuation provisions                            (443)    (362)    (533)/1/    (55)     (75)     (90)
Other/2/                                           (1)      31         25       22        3        4
Income taxes                                     (436)    (242)      (122)/3/ (429)    (360)    (348)
                                             --------------------------------------------------------
Total consolidated companies                      362      240        230       17       16       30
                                             --------------------------------------------------------
Equity Affiliates
Results of operations of equity affiliates         25       12        (17)      --       --       --
                                             --------------------------------------------------------
Total                                         $   387    $ 252    $   213    $  17    $  16    $  30
-----------------------------------------------------------------------------------------------------

1 Includes a charge of $115 ($95 after taxes) for impairment of certain North
  Sea oil properties to be sold.
2 Includes gain/(loss) on disposal of fixed assets and other miscellaneous revenues and expenses.
3 Includes a tax benefit of $127 principally related to a favorable change in tax status resulting from a transfer of properties among certain North Sea affiliates.

                                                                              51
                                    DuPont

                          Supplemental Petroleum Data

                             (Dollars in millions)

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities/1/

------------------------------------------------------------------------------------------------------------------------------------
                                      Total Worldwide           United States               Europe               Other Regions
                                  --------------------------------------------------------------------------------------------------
                                   1996    1995    1994      1996    1995    1994    1996    1995    1994     1996    1995    1994
                                  --------------------------------------------------------------------------------------------------
Consolidated Companies
Property acquisitions:
  Proved/2/                        $   21  $   96  $  139    $   14  $   95  $   14  $    -  $    -  $  115   $    7  $    1  $   10
  Unproved                             42      58      36        41      29      18       -       1       5        1      28      13
Exploration                           445     358     403       144     128     151     169     159     136      132      71     116
Development                           828     745     713       203     242     174     543     463     466       82      40      73
                                  --------------------------------------------------------------------------------------------------
Total consolidated companies        1,336   1,257   1,291       402     494     357     712     623     722      222     140     212
                                  --------------------------------------------------------------------------------------------------
Equity Affiliates
Property acquisitions:
  Proved                                -       -       -         -       -       -       -       -       -        -       -       -
  Development                          22      29      75         8      19      12      14      10      63        -       -       -
                                  --------------------------------------------------------------------------------------------------
Total equity affiliates                22      29      75         8      19      12      14      10      63        -       -       -
                                  --------------------------------------------------------------------------------------------------
Total                              $1,358  $1,286  $1,366    $  410  $  513  $  369  $  726  $  633  $  785   $  222  $  140  $  212
------------------------------------------------------------------------------------------------------------------------------------

/1/ These data comprise all costs incurred in the activities shown, whether capitalized or charged to expense at the time they were incurred.

/2/ Does not include properties acquired through property exchanges.

Capitalized Costs Relating to Oil and Gas Producing Activities

------------------------------------------------------------------------------------------------------------------------------------
                                      Total Worldwide           United States               Europe               Other Regions
                                  --------------------------------------------------------------------------------------------------
                                   1996    1995    1994      1996    1995    1994    1996    1995    1994     1996    1995    1994
                                  --------------------------------------------------------------------------------------------------
Consolidated Companies
Gross costs:
  Proved properties               $11,914 $11,023 $11,057    $4,255  $4,440  $4,806  $6,268  $5,220  $4,950   $1,391  $1,363  $1,301
  Unproved properties                 913     883     790       262     251     291     444     439     323      207     193     176
Accumulated depreciation,
  depletion, amortization and
  valuation allowances:
  Proved properties                 6,729   6,290   6,173     2,739   2,822   3,073   2,947   2,425   2,122    1,043   1,043     978
  Unproved properties                 157     156     185        77      76     110       7       7       6       73      73      69
                                  --------------------------------------------------------------------------------------------------
Total net costs of consolidated
  companies                         5,941   5,460   5,489     1,701   1,793   1,914   3,758   3,227   3,145      482     440     430
                                  --------------------------------------------------------------------------------------------------
Equity Affiliates
Net costs of equity affiliates:
  Proved properties                   217     223     253        55      60      93     162     163     160        -       -       -
                                  --------------------------------------------------------------------------------------------------
Total                             $ 6,158 $ 5,683 $ 5,742    $1,756  $1,853  $2,007  $3,920  $3,390  $3,305   $  482  $  440  $  430
------------------------------------------------------------------------------------------------------------------------------------

                                    DuPont
52

             S u p p l e m e n t a l   P e t r o l e u m   D a t a

                           (In millions of barrels)


Estimated Proved Reserves of Oil/1/

------------------------------------------------------------------------------------------------------------------------------------
                                         Total Worldwide          United States               Europe             Other Regions/2/
                                      ----------------------------------------------------------------------------------------------
                                       1996    1995    1994    1996    1995    1994    1996    1995    1994    1996    1995    1994
                                      ----------------------------------------------------------------------------------------------
Proved Developed and Undeveloped
  Reserves of Consolidated Companies
Beginning of year                       933     953     964     294     336     344     408     394     390     231     223     230
Revisions and other changes              55      (1)     51      11      (8)     14      36      (9)     26       8      16      11
Extensions and discoveries               75     122      50      31      25       8      35      72      21       9      25      21
Improved recovery                         4       4      10       4       1       9       -       3       -       -       -       1
Purchase of reserves/3/                  (1)      5      43      (1)      3      14       -       -      29       -       2       -
Sale of reserves/4/                     (12)    (33)    (33)    (10)    (33)    (20)      -       -     (13)     (2)      -       -
Production                             (128)   (117)   (132)    (30)    (30)    (33)    (66)    (52)    (59)    (32)    (35)    (40)
                                      ----------------------------------------------------------------------------------------------
End of year/5/                          926     933     953     299     294     336     413     408     394     214     231     223
                                      ----------------------------------------------------------------------------------------------


Proved Developed and Undeveloped
  Reserves of Equity Affiliates
Beginning of year                        44      35      19       -       -       -      44      35      19       -       -       -
Revisions and other changes               8       5       6       -       -       -       8       5       6       -       -       -
Extensions and discoveries                -       8      11       -       -       -       -       8      11       -       -       -
Production                               (5)     (4)     (1)      -       -       -      (5)     (4)     (1)      -       -       -
                                      ----------------------------------------------------------------------------------------------
End of year                              47      44      35       -       -       -      47      44      35       -       -       -
                                      ----------------------------------------------------------------------------------------------

Total                                   973     977     988     299     294     336     460     452     429     214     231     223
                                      ----------------------------------------------------------------------------------------------

Proved Developed Reserves
  of Consolidated Companies
Beginning of year                       684     706     708     265     324     332     217     171     160     202     211     216
End of year                             630     684     706     258     265     324     185     217     171     187     202     211
------------------------------------------------------------------------------------------------------------------------------------

1 Oil reserves comprise crude oil and condensate and natural gas liquids expected to be removed for the company's account from its natural gas deliveries.

2 Excludes reserve data applicable to Conoco's petroleum assets in Libya. Although negotiations with the Libyan government's national oil company continue and Conoco believes recovery of the carrying value of assets is probable, Conoco has not resumed its participation in Libyan operations. Also excludes reserve data applicable to Conoco's interest in the heavy oil project in Venezuela's Orinoco's region, pending completion of financing arrangements.

3  Includes reserves acquired through property exchanges.

4  Includes reserves disposed of through property exchanges.

5 Includes reserves of 89 at year-end 1996 attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 17 percent revenue share at year-end 1996.
   See Note 18.

                                    DuPont

                          Supplemental Petroleum Data

                            (In billion cubic feet)

Estimated Proved Reserves of Gas
                                          Total Worldwide          United States              Europe             Other Regions
----------------------------------------------------------------------------------------------------------------------------------
                                         1996  1995   1994      1996   1995    1994     1996    1995    1994    1996   1995  1994
                                      --------------------------------------------------------------------------------------------
Proved Developed and Undeveloped
 Reserves of Consolidated Companies

Beginning of year                        4,709 4,330  3,680     1,891  1,749   1,802    2,649   2,431   1,752     169    150   126

Revisions and other changes                 74   328    317       112    131     121      (39)    195     187       1      2     9

Extensions and discoveries                 780   400    514       176    225     139      574     147     356      30     28    19

Improved recovery                            -     1      -         -      1       -        -       -       -       -      -     -

Purchase of reserves/1/                     41   167    375         3    167      42       36       -     321       2      -    12

Sales of reserves/2/                       (71)  (78)   (71)      (57)   (78)    (37)       -       -    (34)     (14)     -     -

Production                                (470) (439)  (485)     (303)  (304)   (318)    (152)   (124)  (151)     (15)   (11)  (16)

                                        ------------------------------------------------------------------------------------------
End of year/3/                           5,063 4,709  4,330     1,822  1,891   1,749    3,068   2,649  2,431      173    169   150
                                        -------------------------------------------------------------------------------------------

Proved Developed and Undeveloped
 Reserves of Equity Affiliates

Beginning of year                           627    830     586      627    830   586        -        -       -       -      -     -

Revisions and other changes                   1      -     255        1      -   255        -        -       -       -      -     -

Purchase of reserves                          -      -       2        -      -     2        -        -       -       -      -     -

Sale of Reserves                              -   (189)      -        -   (189)    -        -        -       -       -      -     -

Production                                  (15)   (14)    (13)     (15)   (14)  (13)       -        -       -       -      -     -
                                          ------------------------------------------------------------------------------------------

End of year                                 613    627     830      613    627   830        -        -       -       -      -     -
                                          ------------------------------------------------------------------------------------------


Total                                     5,676  5,336   5,160    2,435  2,518 2,579    3,068    2,649   2,431     173    169   150
                                          -----------------------------------------------------------------------------------------

Proved Developed Reserves of
 Consolidated Companies

Beginning of year                         2,933  2,496   2,570    1,733  1,687 1,717    1,071      683     738     129    126   115

End of year                               2,843  2,933   2,496    1,672  1,733 1,687    1,041    1,071     683     130    129   126
------------------------------------------------------------------------------------------------------------------------------------

1  Includes reserves acquired through property exchanges.
2  Includes reserves disposed of through property exchanges.
3 Includes reserves of 104 at year-end 1996 attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 17 percent revenue share at year-end 1996. See Note 18.

54                               DuPont

                          Supplemental Petroleum Data



Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The information on the following page has been prepared in accordance with Statement of Financial Accounting Standards No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10 percent annual discount rate. Specifically, the per-barrel oil sales prices used to calculate the December 31, 1996 data averaged $22.96 for the United States, $20.99 for Europe and $22.10 for Other Regions, and the gas prices per thousand cubic feet averaged approximately $2.40 for the United States, $3.09 for Europe and $1.39 for Other Regions. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year to year based on market conditions at that specific date.

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

                                    DUPONT

                          Supplemental Petroleum Data

                             (Dollars in millions)


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

----------------------------------------------------------------------------------------------------------------------------
                                            Total Worldwide                United States                     Europe
----------------------------------------------------------------------------------------------------------------------------
                                       1996      1995      1994      1996      1995      1994       1996      1995     1994
                                     ---------------------------------------------------------------------------------------
Consolidated Companies

Future cash flows:

  Revenues                           $34,366   $26,766   $23,836  $10,044   $ 7,631   $ 7,201    $19,364   $14,995   $12,945

  Production costs                   (10,406)   (9,152)   (8,967)  (3,085)   (3,038)   (3,411)    (6,378)   (5,154)   (4,719)

  Development costs                   (1,669)   (1,583)   (1,693)    (283)     (218)     (184)    (1,294)   (1,234)   (1,439)

  Income tax expense                 (10,364)   (7,404)   (6,084)  (2,041)   (1,169)     (873)    (5,179)   (3,758)   (2,893)
                                     ---------------------------------------------------------------------------------------

Future net cash flows                 11,927     8,627     7,092    4,635     3,206     2,733      6,513     4,849     3,894

Discounted to present value at a
  10% annual rate                     (4,638)   (3,469)   (2,817)  (2,088)   (1,456)   (1,154)    (2,317)   (1,813)   (1,522)
                                     ---------------------------------------------------------------------------------------

Total consolidated companies*          7,289     5,158     4,275    2,547     1,750     1,579      4,196     3,036     2,372
                                     ---------------------------------------------------------------------------------------

Equity Affiliates

Standardized measure of discounted
  future net cash flows of equity
  affiliates                             357       166       211      156        44       102        201       122       109
                                     ---------------------------------------------------------------------------------------
Total                                $ 7,646   $ 5,324   $ 4,486  $ 2,703   $ 1,794   $ 1,681    $ 4,937   $ 3,158   $ 2,481
============================================================================================================================
                                         --------------------------
                                                Other Regions
                                         --------------------------
                                           1996      1995     1994
                                         --------------------------
Consolidated Companies

Future cash flows:

  Revenues                               $ 4,958   $ 4,140  $ 3,690

  Production costs                          (943)     (960)    (837)

  Development costs                          (92)     (131)     (70)

  Income tax expense                      (3,144)   (2,477)  (2,318)
                                         --------------------------

Future net cash flows                        779       572      465

Discounted to present value at a
  10% annual rate                           (233)     (200)    (141)
                                         --------------------------

Total consolidated companies*                546       372      324
                                         --------------------------

Equity Affiliates

Standardized measure of discounted
  future net cash flows of equity
  affiliates                                   -         -        -
                                         --------------------------

Total                                    $   546   $   372  $   324
                                         ==========================

* Includes $686 at year-end 1996 attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 17 percent revenue share at year-end 1996. See Note 18.


Summary of Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves for Fully Consolidated Companies

--------------------------------------------------------------------------------
                                                    1996      1995      1994
                                                   -----------------------------
Balance at January 1                               $5,158    $4,275    $3,214

Sales and transfers of oil and gas produced,
  net of production costs                          (2,647)   (1,998)   (2,143)

Development costs incurred during the period          828       745       713

Net changes in prices and in development and
  production costs                                  2,525       675     1,275

Extensions, discoveries and improved recovery,
  less related costs                                1,630     1,219       775

Revisions of previous quantity estimates              553       375       796

Purchases (sales) of reserves in place--net           (54)      (62)      333

Accretion of discount                                 931       753       529

Net change in income taxes                         (1,676)     (897)   (1,174)

Other                                                  41        73       (43)
                                                   -----------------------------
Balance at December 31                             $7,289    $5,158    $4,275
================================================================================

                            Quarterly Financial Data
                    (Dollars in millions, except per share)


--------------------------------------------------------------------------------------------------------------
Quarter Ended                                   March 31      June 30      September 30      December 31
--------------------------------------------------------------------------------------------------------------
1996
Sales                                            $10,769      $11,148           $10,486          $11,407
Cost of Goods Sold and Other Expenses/1/           9,457        9,673             9,131           10,195
Net Income                                           879/2/     1,001/3/            898/4/           858
Earnings Per Share of Common Stock                  1.57         1.78              1.60             1.52
Dividends Per Share of Common Stock                  .52          .57               .57              .57
Market Price of Common Stock/5/
   High                                               84 3/8       84 7/8            89 7/8           99 3/8
   Low                                                69 5/8       76 3/4            72 7/8           87 3/4
--------------------------------------------------------------------------------------------------------------
1995
Sales                                            $10,502      $11,076           $10,200          $10,385
Cost of Goods Sold and Other Expenses/1/           9,014        9,555             8,941            9,564
Net Income                                           959          938/6/            769/7/           627/8/
Earnings Per Share of Common Stock                  1.40         1.70              1.38             1.13
Dividends Per Share of Common Stock                  .47          .52               .52              .52
Market Price of Common Stock/5/
   High                                               61 3/4       69 3/8            73               70 1/4
   Low                                                52 5/8       60 1/4            63 3/4           60 1/8
--------------------------------------------------------------------------------------------------------------

1  Excludes interest and debt expense and provision for income taxes.

2 Includes a net charge of $20 ($.04 per share) reflecting: a charge of $53 principally for employee separation costs; and a benefit of $33 for sale of stock received in connection with a previously sold business.

3 Includes a net charge of $34 ($.06 per share) reflecting: a charge of $63 for write-down of investment in a European national gas marketing joint venture; a charge of $48 principally for employee separation costs; a charge of $63 associated with Benlate/(R)/ 50 DF fungicide recall; a gain of $55 associated with the formation of the DuPont Dow elastomers joint venture; a benefit of $44 related to environmental insurance recoveries; and a gain of $41 from the sale of certain medical products businesses.

4 Includes a charge of $47 ($.08 per share) associated with Benlate/(R)/ 50 DF fungicide recall.

5  As reported on the New York Stock Exchange, Inc. Composite Transactions Tape.

6 Includes a net charge of $29 ($.05 per share) related to a charge of $63 associated with Benlate/(R)/ 50 DF fungicide recall and a benefit of $34, principally due to adjustment of estimates associated with the third quarter 1993 restructuring charge.

7 Includes a net charge of $2 reflecting: a benefit of $38 from adjustments in estimates associated with the third quarter 1993 restructuring charge; a charge of $27 principally for employee separation costs; and a litigation provision of $13 related to a previously sold business.

8 Includes charges of $45 ($.08 per share) for the write-down of certain North American and European petroleum assets and $38 ($.07 per share) for costs to settle certain plumbing systems litigation.


                          Consolidated Geographic Data

                             (Dollars in millions)


--------------------------------------------------------------------
                     Capital        Total Assets        Average
                   Expenditures      December 31       Employment
                 ---------------------------------------------------
                   1996    1995     1996     1995     1996     1995
                 ---------------------------------------------------
United States    $1,723  $1,889  $19,601  $19,490   67,119   71,121
Europe            1,418   1,268   12,043   12,166   19,796   20,765
Other Regions       589     486    6,343    5,656   14,556   14,255
                 ---------------------------------------------------
Total            $3,730  $3,643  $37,987  $37,312  101,471  106,141
--------------------------------------------------------------------

Capital expenditures, total assets and average employment are assigned to geographic areas, generally based on physical location.

                                                                              57
                                     DuPont

                          Five-Year Financial Review/1/

                    (Dollars in millions, except per share)


-------------------------------------------------------------------------------------------------------------------
                                                    1996          1995         1994          1993          1992
                                              ---------------------------------------------------------------------
Summary of Operations

Sales                                             $43,810       $42,163      $39,333       $37,098       $37,799
Earnings Before Income Taxes                      $ 5,981       $ 5,390      $ 4,382       $   958       $ 1,811
Provision for Income Taxes                        $ 2,345       $ 2,097      $ 1,655       $   392       $   836
Net Income                                        $ 3,636       $ 3,293      $ 2,727       $   566/2/    $   975/3/
Earnings Per Share of Common Stock                $  6.47       $  5.61      $  4.00       $   .83       $  1.43
                                              ---------------------------------------------------------------------
Financial Position at Year End

Working Capital                                   $   116       $(1,776)     $ 3,543       $ 1,460       $ 2,002
Total Assets                                      $37,987       $37,312      $36,892       $37,053       $38,870
Borrowings and Capital Lease Obligations:
 Short Term                                       $ 3,910       $ 6,157      $ 1,292       $ 2,796       $ 3,799
 Long Term                                        $ 5,087       $ 5,678      $ 6,376       $ 6,531       $ 7,193
Stockholders' Equity                              $10,709       $ 8,436      $12,822       $11,230       $11,765
                                              ---------------------------------------------------------------------
Ratios

Dividends as Percent of Cash Provided by
 Operations                                            20%           18%          22%           22%           27%
Cash Provided by Operations as Percent of
 Total Debt                                            71%           57%          74%           58%           40%
Total Debt as Percent of Total Capitalization          44%           58%          37%           45%           48%
Return on Average Investors' Capital                 19.9%         17.9%        14.6%          4.0%          5.9%
Net Income As Percent of Average Stockholders'
 Equity                                              37.8%         32.7%        22.6%          4.8%          8.1%
                                              ---------------------------------------------------------------------
General

For the Year:
 Capital Expenditures                             $ 3,730       $ 3,643      $ 3,241       $ 3,725       $ 4,524
 Depreciation, Depletion and Amortization         $ 2,621       $ 2,722      $ 2,976       $ 2,833       $ 2,655
 Research and Development Expense                 $ 1,032       $ 1,067      $ 1,047       $ 1,132       $ 1,277
  As Percent of Sales for:
   Chemicals and Specialties Businesses               4.2%          4.2%         4.5%          5.1%          5.6%
   Petroleum                                          0.2%          0.2%         0.3%          0.3%          0.4%
Average Number of Shares Outstanding (millions)       561           585          680           677           673
Dividends Per Common Share                        $  2.23       $  2.03      $  1.82       $  1.76       $  1.74
Common Stock Prices:
 High                                             $  99 3/8     $  73        $  62 3/8     $  53 7/8     $  54 7/8
 Low                                              $  69 5/8     $  52 5/8    $  48 1/4     $  44 1/2     $  43 1/2
 Year-End Close                                   $  94 1/8     $  69 7/8    $  56 1/8     $  48 1/4     $  47 1/8
At Year End:
 Employees (thousands)                                 97           105          107           114           125
 Common Stockholders of Record (thousands)            158           166          172           181           188
 Book Value Per Common Share                      $ 18.58       $ 14.76      $ 18.48       $ 16.22       $ 17.08
-------------------------------------------------------------------------------------------------------------------

1 See Management's Discussion and Analysis on pages 21-27, Consolidated Income Statement on page 29, Notes to Financial Statements on pages 33-50 and Quarterly Financial Data on page 57 for information relating to significant items affecting the results of operations and financial position.

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

58
                                    DuPont