Form 10-K405, Exhibit 13
period 1997-12-31
DUPONT E I DE NEMOURS & CO
filed 1998-03-23
CIK 30554

                                                                      EXHIBIT 13
--------------------------------------------------------------------------------

                              TO OUR SHAREHOLDERS

In 1997, DuPont achieved a 30 percent total shareholder return. We posted our fourth consecutive year of record earnings, excluding nonrecurring items. And we announced $7 billion in acquisitions that will further strengthen our position in the chemicals, energy and specialties markets, while opening tremendous new potential for our life sciences businesses.

    Net income for the year before nonrecurring items was $4.1 billion, or basic earnings per share of $3.61, compared with $3.7 billion, or $3.32 per share in 1996. Overall, we achieved excellent financial performance. Despite a 7 percent negative impact on earnings from currency fluctuations, and 8 percent lower crude oil prices, earnings per share grew 9 percent. Reported net income for the year was $2.4 billion, or basic earnings per share of $2.12, compared with $3.6 billion, or $3.23 per share in 1996.

     Certain business areas stand out from the rest in terms of earnings contribution. Higher volumes and, in some cases, improved pricing led to increases in specialty fibers -- Lycra(R) spandex, Tyvek(R) and Sontara(R) nonwovens and Kevlar(R) and Nomex(R) fibers. Photopolymers and electronic materials -- one of our high growth businesses -- was also a strong performer. Automotive products and Dacron(R) polyester both had an excellent year. In the energy sector, downstream petroleum (a business targeted in 1997 for major improvement) showed the greatest gain, while upstream achieved its highest-ever earnings.

A clear sense of direction

    DuPont is a chemical, materials and energy company that derives its competitive advantage from technological strengths in chemistry and chemical engineering, biotechnology, and geology. Our chemicals and specialties businesses are world class with strong core technology platforms, leading market and cost positions, value-added products, global presence and financial strength. The DuPont superbrand is among the most recognized in the world, and our many brand franchises offer unparalleled opportunity for our businesses in established and developing markets.

    After years of streamlining our businesses and restructuring both our portfolio and the way we work, DuPont is less susceptible to the impact of chemical and petroleum industry cycles. Even in the present uncertain times we remain committed to delivering record performance. Our target of 15 percent total annual return to shareholders over time remains unchanged.

Strategies translated into actions

    We have restructured our chemicals and specialties portfolio to focus on those businesses where we can be number one or a strong number two globally, based on clear technological advantages that provide profitable growth. During 1997, we took bold steps in acquiring several businesses from ICI. These acquisitions will propel our polyester business by providing a very strong ingredients position based on world class technology and by substantially strengthening our polyester films and resins businesses. The pending purchase of ICI's considerable titanium dioxide assets will allow us to lead the world in white pigments and accelerate our growth in both Europe and Asia.

    In energy, Conoco is well along its path to doubling its value by 2003. In Venezuela, we established and completed financing on a joint venture that will give us access to major oil reserves for many years. In addition, the acquisition of natural gas fields in the Lobo Trend of South Texas represents a potential 70 percent increase in Conoco's U.S. gas reserves when fully developed. Conoco's worldwide proven reserves were up 38 percent, the largest single-year increase in Conoco's history, and a fourfold increase over production. By 1999, we expect a 15 percent increase in Conoco's production from these and earlier strategic initiatives.

    Among our most exciting future prospects is the growth we anticipate in our life sciences businesses. We are one of the world's industrial leaders in biotechnology and expect life sciences to account for at least 30 percent of earnings by 2002. About one-third of our annual research and development expenditure is focused on these businesses. In 1997, we strengthened our position in the feed, food and industrial materials markets through an alliance with seed company Pioneer Hi-Bred International and through the purchase of Protein Technologies International from Ralston Purina. These actions will clearly strengthen our position as one of the top suppliers of crop protection and enhanced food and feed products worldwide.


Synergy between our life sciences and materials businesses

    We believe that the application of biotechnology will redefine our company in the coming decades. While currently applied largely in the pharmaceuticals, food and feed businesses, biotechnology also has enormous potential in our traditional materials businesses. We expect that we will eventually produce chemicals and specialty products from plants and microorganisms instead of petrochemicals. By maintaining world class efforts in biotechnology and applying them to both the life sciences and traditional chemical businesses, DuPont is uniquely positioned to capture the full potential of biotechnology long term for our shareholders.

Portfolio adjustments and productivity improvements -- a way of life

    As we aggressively expanded the most promising parts of our portfolio, we divested several units that we believed could not achieve the necessary global competitiveness to meet profitable growth goals. During the past five years, we divested, placed into joint ventures, or made an initial public offering of businesses representing more than $4 billion of revenue. This includes the divestitures announced in 1997, among them the sale of parts of the printing and publishing unit, which was targeted in last year's annual report. Where appropriate, we will continue to make changes to achieve greater value from our portfolio.

    Our productivity improvement over the last five years has been substantial and

----------------------------------------------------------------------

necessary to achieve globally competitive businesses. The focus today is on cost reduction and asset productivity as well as revenue growth. The next step change in productivity will come this year from further streamlining the administrative work in our company and from cost and capital effectiveness by accelerating efforts to improve yield and uptime.

Record year for safety and environmental performance

    One of the most remarkable accomplishments during a year of considerable challenge and change occurred in safety and environmental performance. The people of our company achieved their best year ever in overall safety and environmental performance.

    Employee injuries and illnesses were down 27 percent globally over 1996 figures and down 60 percent since the early 1990s. Conoco was down more than 70 percent since the early 1990s. Among our contractors, there was a 45 percent reduction over the past three years. This improvement builds on our own record levels of performance, with DuPont nearly 30 times better than the U.S. industry average.

    Total releases to air, land and water and underground injection wells as recorded in the most recent data submitted to the U.S. Environmental Protection Agency are down 20 percent over the prior year and nearly 80 percent lower than our 1987 base year. These achievements in safety and the environment are something that each employee has a direct impact on every day, and we congratulate them and thank them for their commitment and resulting success. Our goal remains zero for all accidents and environmental incidents.

1998 -- Opportunities outweigh challenges

    The challenges of 1998 are already apparent in light of lower petroleum prices, the Asian economic turmoil, and the earnings dilution we face from our rapid pace of acquisitions. But given the cost reductions, restructuring and portfolio realignment of the past years, our prospects are vastly improved regardless of economic conditions. In fact, opportunities for us this year outweigh the challenges. Among the positive signs for the current year in the chemicals and specialties businesses:

 . The economies of the United States and Europe are projected to remain strong. These regions account for 80 percent of our sales, and we believe that volume growth is attainable in 1998.

 . Pricing in local currency for chemicals and specialties products increased in the fourth quarter of 1997, versus the fourth quarter of 1996. Currency should be less of a factor in 1998.

 . The lower prices for petroleum and natural gas mean lower raw material costs for our chemicals businesses.

21st century team in place

    In late 1997 we put in place the senior management that will lead DuPont into the 21st century. Many of the business leaders are from the new generation of executives with global experience. These men and women have a strong external focus, are veterans of global competition and have specific and challenging objectives. We are relying on the outstanding abilities and commitment to success of all of DuPont's people in discovery, manufacturing, marketing and customer service. We greatly appreciate their creativity and enthusiasm which keeps us on a winning path in a very dynamic, challenging global market.

    In spite of competitive pressures and changing business environments in many regions of the world, we see enough opportunities to deliver another record year in 1998. The task before us is to maintain solid fundamental business performance as we create the innovations to deliver the results that our shareholders expect from their company.

/s/ John A. Krol                       /s/ Charles O. Holliday, Jr.
John A. Krol                           Charles O. Holliday, Jr.
Chairman of the Board                  President and Chief Executive Officer

February 27, 1998

CHEMICALS

The Chemicals segment includes a wide range of commodity and specialty products such as titanium dioxide, fluorochemicals and polymer intermediates used in the paper, plastics, chemical processing, refrigeration, textile and environmental management industries. Principal products include Ti-Pure(R) titanium dioxide white pigments, Suva(R) refrigerants, Formacel(R) blowing agents, Vertrel(R) cleaning agents, Dymel(R) aerosol propellants and fire extinguishants.


FIBERS

A diversified mix of specialty fibers is produced to serve end uses ranging from protective apparel, active sportswear and packaging to high-strength composites in aerospace. High-volume fibers are produced for apparel and home fabrics, carpeting and industrial applications. Some principal products include Lycra(R) brand spandex, Stainmaster(R) and Antron(R) nylon carpet fibers, Cordura(R) and Tactel(R) nylon yarns, and polyester fibers for fabrics and filling including Dacron(R), Micromattique(R), Thermax(R) and CoolMax(R). Nonwoven products include Tyvek(R) spunbonded olefin, Typar(R) spunbonded polypropylene and Sontara(R) spunlaced products. Advanced fibers are Kevlar(R) brand fiber, Nomex(R) brand fiber and paper, and Teflon(R) brand fluoropolymer fiber.

POLYMERS

The Polymers segment includes engineering polymers, fluoropolymers, ethylene polymers, finishes and performance films for industries such as packaging, construction, chemical processing, electrical, paper, textiles and transportation; the automotive businesses, which are engaged in manufacturing and marketing more than 100 DuPont product lines used by the automotive industry; and DuPont Dow Elastomers, a 50 percent-owned joint venture. Principal products of Polymers include Teflon(R) and Tefzel(R) fluoropolymers, SilverStone(R) non-stick finishes, Tedlar(R) polyvinyl fluoride film, Zytel(R) nylon resins, Hytrel(R) polyester elastomer, Crastin(R) polyester resins, Delrin(R) acetal resins, Tynex(R) nylon filaments, Centari(R) and Imron(R) automotive finishes, Butacite(R) safety glass interlayer and Corian(R) surfaces.

PETROLEUM

Petroleum operations are carried out by Conoco. The "upstream" part of the business finds, develops and produces crude oil and natural gas, and processes natural gas to recover higher-value liquids. The "downstream" part of the business includes the refining of crude oil and other feedstocks into petroleum products, trading in crude oil and products, and distribution and marketing of high-quality fuels, motor oils and other products, including industrial lubricants, petroleum coke and intermediates for use in making petrochemicals. Brands include Conoco(R), Seca(R) and Jet(R) gasolines and motor oils, Hydroclear/TM/ lubricants, and LiquidPower/TM/ flow improver. Conoco also has a growing presence in the power generation business.

LIFE SCIENCES

Life Sciences consists of Agricultural Products, with a focus on crop protection chemicals and an increasing role in biotechnology and food; and Pharmaceuticals, which includes DuPont's 50 percent interest in The DuPont Merck Pharmaceutical Co. Principal agricultural products include Optimum(R) modified corn and soybeans, the herbicides Basis(R) Gold(R) and Accent(R) for corn, Classic(R), Canopy(R) and Synchrony(R) for soybeans, Glean(R) and Ally(R) for cereals, Londax(R) for rice, Staple(R) for cotton, and a range of fungicides and insecticides. Pharmaceutical products include Coumadin(R) anticoagulant, Cozaar(R) antihypertensive, Sinemet(R) antiparkinsons, Symmetrel(R) antiviral and antiparkinsons, Cardiolite(R) cardiac imaging agents, and Neurolite(R) brain-imaging agents.

DIVERSIFIED

Diversified Businesses include polyester intermediates, resins and films, photopolymer and electronic materials, and CONSOL, a coal operation owned 50 percent by DuPont. Principal products include Cronar(R) and Mylar(R) polyester films, Kapton(R) polyimide film, Teflon(R) fluoropolymer film, Crystar(R) and Melinar(R) polyester resins, Melinex(R) polyester film, Petretec/SM/ polyester regeneration technology, Riston(R) photoresists, Birox(R) microcircuit materials, Pyralux(R) flexible laminates, Cyrel(R) flexographic printing plates, Cromalin(R) color proofing systems, photomask imaging products, and Fodel(R) photoimageable compositions for flat panel displays.

                      Management's Discussion and Analysis

     This review and discussion of financial performance should be read in conjunction with the letter to stockholders (pages 1-3), segment profiles
       (pages 8-9) and consolidated financial statements (pages 31-53).


Analysis of Operations

SALES

Sales in 1997 were a record $45.1 billion, up 3 percent from 1996. Petroleum segment sales were $21.0 billion compared to $20.2 billion in 1996, up 4 percent. This reflects higher U.S. downstream margins and volumes, increased natural gas volumes outside the United States, and higher U.S. natural gas prices. Worldwide crude oil prices averaged 8 percent lower, while natural gas prices were up 10 percent. Sales for the combined chemicals and specialties segments (Chemicals, Fibers, Polymers, Life Sciences and Diversified Businesses) were $24.1 billion, up 2 percent. Sales outside of the United States comprised 46 percent of total worldwide chemicals and specialties sales in 1997 versus 47 percent in the prior year. After adjusting for the divestiture of certain Medical Products businesses, as well as the formation of the DuPont Dow elastomers joint venture, sales were up 4 percent. This is due to 7 percent higher volume partly offset by 3 percent lower selling prices. Excluding the effect of currency fluctuation, worldwide selling prices were about flat versus 1996. U.S. prices were down less than 1 percent for the year, but were up 1 percent when comparing the fourth quarter 1997 to fourth quarter 1996. Outside the United States, prices for the year averaged 7 percent below 1996, and were down 5 percent comparing the fourth quarter of 1997 to the fourth quarter of 1996. In the fourth quarter comparison, worldwide prices, excluding the adverse effect of currency fluctuation, were up 2 percent. U.S. sales volume was up 5 percent, while outside the United States volume was up 10 percent. The latter reflects strength in Europe, South America and Mexico. Growth in Asia for the year averaged 7 percent, but had fallen to 1 percent below 1996 levels in the fourth quarter. Europe's annual volume growth of 11 percent was largely offset by lower selling prices due to the effect of currency fluctuation.

Sales in 1996 were a record $43.8 billion, up 4 percent from 1995. Petroleum segment sales were $20.2 billion, compared to $17.7 billion in 1995, up 14 percent. This reflects higher worldwide prices for crude oil and natural gas and increased crude oil production and natural gas deliveries. Crude oil and natural gas average prices were higher than those in 1995 by 21 percent and 19 percent, respectively. Sales for the combined chemicals and specialties segments were $23.6 billion, 4 percent lower than in 1995. This reflects a reduction in sales resulting from the divestiture of certain Medical Products businesses and formation of the DuPont Dow elastomers joint venture. After adjusting for these changes in business composition, sales were 2 percent higher than 1995, reflecting 3 percent higher sales volume, partly offset by 1 percent lower average selling prices. U.S. selling prices were flat, while prices outside the United States averaged 3 percent lower, mostly attributable to a stronger U.S. dollar. U.S. sales volume was up 3 percent. Volume outside the United States was up 4 percent. Sales in Mexico and South America combined were up 13 percent, reflecting a recovery from the 1995 devaluation in the Mexican peso and the continuing growth in South America. Sales volume growth in Asia was 9 percent but was substantially offset by 7 percent lower prices. European sales were down 1 percent, as slightly higher volume was more than offset by lower selling prices.

EARNINGS

Net income in 1997 was $2,405 million versus $3,636 million in 1996. The decline in net income principally reflects net nonrecurring charges of $1,682 million taken in 1997 as compared to $101 million in net charges for 1996. The 1997 nonrecurring charges include $1,466 million for purchased in-process research and development associated with acquisitions made during the year. Excluding nonrecurring charges from both years, net income was a record $4,087 million compared to $3,737 million in 1996, up 9 percent. About one-half of this increase is due to 19 percent higher petroleum segment earnings which reflect higher natural gas prices, increased volumes and higher refined product margins. The remainder is due to 5 percent higher chemicals and specialties earnings. The latter reflects 7 percent higher sales volumes, partly offset by lower selling prices and the absence of $186 million after-tax from the favorable allocation of DuPont Merck pharmaceutical venture operating income in 1996. Lower selling prices were principally the result of the adverse currency impact of the stronger U.S. dollar.

Basic earnings per share were $2.12 ($2.08 diluted) versus $3.23 ($3.18 diluted) in 1996. Excluding nonrecurring items from both years, 1997 basic earnings per share were a record $3.61 ($3.55 diluted), up 9 percent from $3.32 ($3.27 diluted) in 1996. Earnings growth on a per share basis tracked net income growth as average shares outstanding for 1997 were up less than 1 percent from 1996.

Net income in 1996 was a record $3,636 million versus $3,293 million in 1995, up 10 percent. This principally reflects a 39 percent



                                     DUPONT
16

                      Management's Discussion and Analysis



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

Basic earnings per share were $3.23 ($3.18 diluted) in 1996 versus $2.81 ($2.77 diluted) in 1995. Excluding nonrecurring items from both years, 1996 basic earnings per share were $3.32 ($3.27 diluted), up 14 percent from $2.91 ($2.87 diluted) in 1995. One-half of this improvement was from higher Petroleum segment earnings with the balance attributable to higher results from the DuPont Merck pharmaceutical venture largely due to a more favorable allocation of operating income to DuPont, benefit from lower average shares outstanding and lower interest expense. Petroleum benefited from higher oil and gas prices and higher volumes. Earnings from the chemicals and specialties segments were up 1 percent as gains from higher sales volume were offset by lower selling prices and by reduction in earnings resulting from businesses that were divested or are now operated through a joint venture arrangement.


TAXES ($ in millions)
--------------------------------------------------------------
                                    1997      1996      1995
                                   ---------------------------
Income tax expense                 $2,275    $2,345    $2,097

Effective income tax rate (EITR)     48.6%     39.2%     38.9%
==============================================================

The 1997 EITR of nearly 49 percent is significantly higher than the 1996 and 1995 EITR of 39 percent and is due to purchased in-process research and development charges for the Pioneer and Protein Technologies transactions which reduced earnings but had no tax effect. The 1996 EITR of 39 percent was essentially equal to 1995, reflecting insignificant changes in the effective tax rates for both chemicals and specialties and petroleum compared to 1995.

The company paid total taxes of $8.3 billion in 1997, compared to $8.4 billion in 1996 and $8.3 billion in 1995. 1997 total tax payments were slightly lower than in 1996 due principally to lower petroleum excise taxes, partly offset by higher income taxes. 1996 total tax payments were slightly higher than in 1995 due principally to higher income taxes and higher U.S. petroleum excise taxes, partly offset by lower petroleum excise taxes outside the United States.

Segment Reviews

CHEMICALS

    SALES ($ in Billions)                  ATOI ($ in Millions)
    ------------------------------         ------------------------------
1997                           4.3     1997                           600
    ------------------------------         ------------------------------
1996                           4.1     1996                           563
    ------------------------------         ------------------------------
1995                           4.2     1995                           651
    ------------------------------         ------------------------------

Chemicals segment businesses are: White Pigment and Mineral Products, which includes titanium dioxide products; Specialty Chemicals, which produces a range of chemical intermediates; and Fluorochemicals, which produces refrigerants.

In White Pigment and Mineral Products, major developments during 1997 included announcement of the intention to buy ICI's titanium dioxide business, excluding North American assets and business, subject to government approval.

Specialty Chemicals exited several businesses that were not integral to future growth, including DuPont's 50 percent share of the Niachlor caustic chlorine joint venture, which was sold to the Olin Corporation, DuPont's partner in the venture. Plans were also announced to sell the global hydrogen peroxide business.

Fluorochemicals commercialized FE-36 fire extinguishants and Vertel(R) HFC-4310 cleaning agents.

1997 versus 1996 Sales of $4.3 billion were up 3 percent reflecting 7 percent higher volume. The average annual price level was 4 percent lower, but the fourth quarter average was 2 percent above prior year reflecting improved titanium dioxide prices. After-tax operating income (ATOI) was $600 million, versus $563 million in 1996. Excluding 1996 nonrecurring charges, ATOI was up 3 percent as higher earnings from specialty chemicals were partly offset by lower earnings from titanium dioxide.

1996 versus 1995 Sales of $4.1 billion were 1 percent lower, reflecting 4 percent higher sales volume more than offset by 5 percent lower prices. ATOI was $563 million, down 14 percent from $651 million in 1995. Excluding nonrecurring items from both years, earnings were $584 million, down 9 percent from the $641 million earned in 1995, principally reflecting lower earnings from titanium dioxide resulting from significantly lower selling prices. Partly offsetting this were higher earnings from chemical intermediates. Segment results were also negatively affected by investment write-offs in the fourth quarter.

                                     DUPONT

                      Management's Discussion and Analysis



Perspective In White Pigment and Mineral Products, the ICI acquisition would, if approved, give DuPont a long-sought titanium dioxide manufacturing presence in Europe and additional capability in Asia and Africa, which should contribute significantly to future growth. Growth in demand and a continuing focus on productivity improvements should help Specialty Chemicals maintain profitable growth. Fluorochemicals' results will continue to be affected by overcapacity for HFC-134a.

FIBERS

    SALES ($ in Billions)                  ATOI ($ in Millions)
    ------------------------------         ------------------------------
1997                           7.7     1997                           980
    ------------------------------         ------------------------------
1996                           7.2     1996                           802
    ------------------------------         ------------------------------
1995                           7.2     1995                           805
    ------------------------------         ------------------------------

The Fibers group of businesses consists of Nylon, Lycra(R), Dacron(R), Nonwovens and Advanced Fibers Systems.

Nylon had another good year with strong results across the portfolio, continued focus on cost reduction globally, and progress in upgrading and consolidating fiber facilities, primarily in North America and Europe. New facilities were started up in Singapore (nylon intermediates), China and India (tire cord fibers and fabrics), Taiwan and Mexico (apparel fibers), and Japan (carpet and apparel fibers). An alliance was formed with P. T. Branta Mulia, a major producer of tire cord fibers and fabrics, to manufacture and market nylon tire cord in Asia Pacific, with DuPont acquiring a 19.8 percent equity interest in Branta Mulia. The nylon tire cord fabric business of Akzo Nobel in Brazil was acquired.

Demand for Lycra(R) brand spandex products remained high and supply was tight during the year. The business completed a significant expansion at Waynesboro, Virginia, and a new facility in China. Expansions were also announced for existing sites in Maydown in the United Kingdom and in Singapore. The strategy continues to be growth through increased use in established segments such as hosiery and intimate apparel, development of new markets such as shoes and ready-to-wear clothing, and geographic expansion in developing markets.

Dacron(R) had an excellent year, benefiting from a strong position in filament and differentiated products, cost control efforts and favorable ingredient prices. Work continued on building capacity at Suzhou, China, in a joint venture to supply the Chinese polyester market. The strategy continues to be to maintain market leadership in the polyester filament industry, branded and specialty products, and in niche and retail markets outside North America.

Nonwovens' strong growth was led by the Tyvek(R) business, which posted gains in all major segments. In response to customer demand, Nonwovens is enhancing manufacturing capability for Tyvek(R) spunbonded olefin in Richmond, Virginia, and introducing new technology for Sontara(R) spunlaced products at a new plant in Asturias, Spain. A new product, Xavan(TM) spunbonded polypropylene, was introduced, bringing the business into new markets in industrial packaging, furniture and bedding.

Advanced Fibers Systems continued to build on its Kevlar(R), Nomex(R) and Teflon(R) brands of fiber, paper and pressboard in developing new products, new applications and new regional markets. Kevlar(R) brand fiber is being introduced for concrete strengthening in earthquake-prone areas of Asia, Nomex(R) brand paper in honeycomb form is being used in a new generation of heating and cooling systems to improve air quality, and Teflon(R) brand fiber has found a new application in low-friction socks.

1997 versus 1996 Sales of $7.7 billion were up 7 percent reflecting 9 percent higher sales volume partly offset by 2 percent lower selling prices. After-tax operating income (ATOI) was $980 million versus $802 million in 1996. Excluding 1996 nonrecurring charges, ATOI increased 18 percent reflecting earnings growth across all business units, principally from Lycra(R) brand spandex and nylon.

1996 versus 1995 Sales of $7.2 billion were flat as average selling prices and sales volumes were essentially unchanged versus 1995. ATOI was $802 million, essentially even with the $805 million earned in 1995. Excluding nonrecurring items, earnings were $834 million, 8 percent above the $774 million earned in 1995, principally attributable to improved results for Lycra(R) brand spandex, nonwovens and Dacron(R) polyester.

Perspective A five-year program of modernization and consolidation of manufacturing facilities, which began in 1997, should enhance Nylon's competitive position. Innovation and brand image should aid growth for Lycra(R) in new market segments and developing markets. Dacron(R) is in a strong position based on polyester intermediates and filament, branded and specialty products. Nonwovens and Advanced Fibers Systems are adding capacity in response to demand in new and traditional markets.


                                     DUPONT

                      Management's Discussion and Analysis




POLYMERS

    SALES ($ in Billions)                  ATOI ($ in Millions)
    ------------------------------         ------------------------------
1997                           6.8     1997                           924
    ------------------------------         ------------------------------
1996                           6.7     1996                           909
    ------------------------------         ------------------------------
1995                           7.0     1995                           829
    ------------------------------         ------------------------------

The businesses in the Polymers segment are: Packaging and Industrial Polymers, Automotive, Corian(R), Engineering Polymers, Fluoropolymers and DuPont Dow Elastomers L.L.C., a 50-50 global joint venture.

Packaging and Industrial Polymers sales continued strong in all major product lines. Demand was driven by evolving needs in the packaging industry, increasing product performance requirements in the various other industries served, and growing purchasing power and lifestyle changes in emerging economies in Asia, Mexico and South America. Plans were announced to expand polyvinyl alcohol capacity by 20 percent.

Automotive achieved increases in sales and earnings, with strong growth outside the United States. The automotive finishes businesses continued to do well, as did Butacite(R) polyvinyl butyral safety glass interlayer in North America and Europe. The business concluded the acquisition of Carrs Paints, Ltd. of the United Kingdom.

Corian(R) continued to expand sales and launched its first product variant, an antibacterial solid surface material that offers extra protection for home and commercial environments. The business also introduced 16 new colors.

Engineering Polymers experienced growth in all regions. Capacity expansion startups to support global growth included a Zytel(R) nylon resin plant in Richmond, Virginia, Delrin(R) polyacetal resins at Dordrecht, The Netherlands, Tynex(R) toothbrush filament at Shenzen, China, Crastin(R) polyester resins at Uentrop, Germany, and Vespel(R) polyimide products at Circleville, Ohio.

Fluoropolymers continued construction and is near completion of a major expansion program at plants in West Virginia, The Netherlands and Japan, in response to rising demand for its products. Products include Teflon(R) and Tefzel(R) resins, Teflon(R) and SilverStone(R) non-stick finishes, Tedlar(R) polyvinyl fluoride film and Nafion(R) perfluorinated membranes.

DuPont Dow Elastomers completed its first full calendar year of operations and began commercial production of Nordel(R) IP hydrocarbon rubber, made via Dow's proprietary Insite(TM) process and catalyst technology. The new facility is at Plaquemine, Louisiana, and has capacity of 200 million pounds a year. Nordel(R) is used in the manufacture of a range of products including automotive hoses and gaskets.

1997 versus 1996 Sales were $6.8 billion versus $6.7 billion in 1996. After adjusting to exclude prior year elastomers sales now part of the DuPont Dow elastomers joint venture, sales were up 5 percent. This is attributable to 7 percent higher volume partly offset by 2 percent lower selling prices. After-tax operating income (ATOI) was $924 million versus $909 million in 1996. After excluding nonrecurring items from 1996 results, ATOI was up 8 percent. This principally reflects higher earnings from Packaging and Industrial Polymers and Automotive Products.

1996 versus 1995 Sales of $6.7 billion were 4 percent above 1995, after adjusting for the reduction in sales resulting from formation of the DuPont Dow elastomers joint venture. This reflects 4 percent higher volume and flat selling prices. ATOI was $909 million, up 10 percent from $829 million in 1995. Excluding nonrecurring items from both years, earnings were $854 million, down 1 percent from $864 million in 1995. Increased earnings from automotive products, engineering polymers, and Corian(R) surfaces were offset by a reduction in elastomers earnings due to formation of the DuPont Dow elastomers joint venture.

Perspective Demand for most products in the Polymers segment should continue to be robust but this outlook is tempered by the possibility of further economic slowdown in Asia during 1998. Long term, demand in the emerging economies and emphasis on high-performance materials for vehicles and various industrial uses are positive factors.

PETROLEUM

    SALES ($ in Billions)                  ATOI ($ in Millions)
    ------------------------------         ------------------------------
1997                          21.0     1997                         1,068
    ------------------------------         ------------------------------
1996                          20.2     1996                           860
    ------------------------------         ------------------------------
1995                          17.7     1995                           619
    ------------------------------         ------------------------------

Petroleum operations include exploration and production, and refining, trading, transportation and marketing, carried out by Conoco.

In the United States, a $929 million acquisition of natural gas properties and transportation assets in the Lobo Trend of South Texas significantly expanded the company's North American


                                     DUPONT

                      Management's Discussion and Analysis


natural gas business. Deepwater holdings in the Gulf of Mexico were also increased and a second advanced drillship was ordered to evaluate the acreage, while development of the large, partner-operated Ursa field in the Gulf of Mexico was on schedule for first production in 1999.

A continuing exploration program in the Triangle Zone of western Canada added to natural gas reserves in the region.

Excel Paralubes, Conoco's joint venture with Pennzoil, brought a $500 million hydrocracker onstream at the Lake Charles, Louisiana, site and Conoco introduced Hydroclear(TM) lubricants blended from the pure base oils produced by the hydrocracker. The two companies formed another joint venture, Penreco, to further use the hydrocracked base oils in the production and sales of premium white oils, petrolatum and solvents.

In the U.K. sector of the North Sea, the Britannia gas field is scheduled to come onstream in the second half of 1998 following installation of the platform last summer. This giant field, in which Conoco holds a 42 percent interest, is expected to be an important contributor to earnings for many years. Conoco continued to apply its expertise in economically developing smaller North Sea fields such as the MacCulloch field. MacCulloch was brought onstream using a converted oil tanker as a floating production, storage and offtake system
(FPSO). Full production from the similarly sized Banff field will begin in 1998 also using an FPSO, following successful tests. The Boulton gas field will also begin production, through a remotely controlled platform installed in 1997. Conoco increased to more than 20 percent its interest in the large Clair oil field west of the Shetland Islands; shortly before year-end, the U.K. government awarded Conoco and its partners two additional highly prospective exploration blocks in the area.

In Norway, production from the Heidrun field increased as the use of Conoco's LiquidPower(TM) flow improver raised the capacity of the field's export pipeline. A methanol plant, using natural gas from Heidrun as feedstock, was commissioned.

As part of its strategy to develop an integrated natural gas business across Europe, Conoco signed a second major agreement to supply gas via the Interconnector pipeline from its U.K. North Sea fields to continental Europe. The pipeline was installed in 1997 and terminals at each end are scheduled for completion in late 1998.

Conoco and its partners in the Karlsruhe, Germany, refinery merged operations with the adjacent Esso refinery to significantly improve operating capability.

Conoco continued to expand its marketing operations in Central Europe, opening 31 additional gasoline outlets in the region with 25 more planned in 1998.

In South America, work began on the Petrozuata project, a 50 percent-owned $2.4 billion joint venture with state oil company Petroleos de Venezuela S.A., to extract 1.6 billion barrels of extra-heavy crude oil from the Orinoco oil belt. Project financing of $1.45 billion was also arranged. Initial production of 30,000 barrels per day is expected by the end of 1998. Conoco will drill exploratory wells in 1998 on light oil tracts in eastern and western Venezuela and three highly promising tracts in Colombia.

In Asia Pacific, the company reached agreement in principle to supply large volumes of gas to Singapore from Block B offshore Indonesia and made a promising discovery in Irian Jaya. Additional exploration acreage was obtained in several countries, including Taiwan, where drilling is under way. A new joint venture refinery in Melaka, Malaysia, is scheduled for startup by mid-1998.

In other developments, letters of intent were signed with American Electric Power Company, one of the largest investor-owned utilities in the United States, to create two joint venture companies to acquire and lease the assets of industrial and large commercial businesses and to manage power facilities.

1997 versus 1996 Sales for the year were $21.0 billion, up 4 percent from last year's $20.2 billion, as higher downstream prices and volumes, increased international natural gas volumes and stronger domestic natural gas prices more than compensated for lower crude oil prices.

After-tax operating income (ATOI) was $1,068 million versus $860 million in 1996. Excluding nonrecurring items, earnings were a record $1,074 million, up $173 million or 19 percent from 1996. Nonrecurring items in 1997 include a $55 million dollar write-down of an office building held for sale in Europe and a $112 million impairment of certain international nonrevenue producing properties. Largely offsetting these losses was a $161 million gain from the sale of North Sea producing and exploration properties.

Excluding nonrecurring items, Conoco's upstream operations had record ATOI of $775 million, up 10 percent from last year. U.S. upstream ATOI totaled $404 million, up 40 percent from $288


                                     DUPONT

                      Management's Discussion and Analysis


million in 1996 due to higher gas prices and gains from asset sales which more than offset lower crude oil prices. U.S. natural gas prices were up 23 percent to $2.34 per thousand cubic feet and gas deliveries outside the United States increased 5 percent. The company's net realized crude oil price averaged $18.58 per barrel, 8 percent lower than the previous year. Outside the United States, ATOI was $371 million, down 11 percent from last year due to lower crude oil prices, partly offset by increased oil and gas volumes.

Downstream ATOI, excluding nonrecurring items, was $299 million, up 53 percent from the $195 million earned last year. In the United States, downstream earned $170 million versus $107 million in the prior year, an increase of 59 percent. The improvement is attributable to very strong refinery margins, reduced operating costs and higher refined product sales. Outside the United States, downstream earned $129 million, up 47 percent, primarily due to higher European margins and increased refinery production. Worldwide refined product sales were 1,048,000 barrels per day (bpd), up 5 percent versus 1996, due to higher refinery production from the new Lake Charles, Louisiana, hydrocracker and the Humber refinery's new vacuum unit in the United Kingdom. Worldwide crude oil and condensate production averaged 337,000 bpd for the year, up slightly versus 1996.

1996 versus 1995 Sales for 1996 were $20.2 billion, up 14 percent from 1995. The increase resulted from higher crude oil and natural gas prices and higher volumes outside the United States. Earnings of $860 million were up 39 percent from $619 million in 1995. Excluding nonrecurring items from both years, 1996 earnings were $901 million versus $664 million in 1995, a 36 percent increase.

Upstream earnings of $632 million were up 43 percent from $443 million in 1995. Excluding nonrecurring charges, earnings of $706 million were up 46 percent from $482 million in 1995. Higher crude oil and natural gas prices and improved volumes outside the United States, partly offset by increased exploration costs, contributed to the improvement.

Downstream earnings of $228 million in 1996 were up 30 percent from $176 million in 1995. Excluding nonrecurring items, earnings of $195 million were up 7 percent from $182 million in 1995 due to gradually improving margins, despite higher crude oil prices and one-time startup costs for new units in refining.

Perspective The major investments that Conoco has made in the past few years will result in an increase in the company's oil and gas production and in its output of refined products in 1998, mitigating the effects of weaker prices. The significant improvement by Conoco's downstream operations in 1997 combines with its already competitive position in upstream to provide the balance and strength for long-term profitable growth.

LIFE SCIENCES

    SALES ($ in Billions)                  ATOI ($ in Millions)
    ------------------------------         ------------------------------
1997                           2.5     1997                         (786)
    ------------------------------         ------------------------------
1996                           2.5     1996                           679
    ------------------------------         ------------------------------
1995                           2.3     1995                           588
    ------------------------------         ------------------------------

Life Sciences consists of Agricultural Products and Pharmaceuticals.

Agricultural Products made three important moves during the year in executing its strategy of developing a leading position in biotechnology businesses while building on its strong position in traditional crop protection products: (a) formed a research alliance plus a separate joint venture company, Optimum Quality Grains, L.L.C., with Pioneer Hi-Bred International, to speed the discovery, development and delivery of new crops for farmers and livestock producers, and acquired a 20 percent interest in Pioneer; (b) purchased Protein Technologies International, a global supplier of soy proteins, from Ralston Purina; and (c) signed a letter of intent to form a joint venture with Griffin Corporation to produce and market standard crop protectants worldwide.

The DuPont Merck Pharmaceutical Company joint venture delivered another strong performance in 1997 with continued growth in sales and earnings, led by the anticoagulant Coumadin(R), which achieved record sales in 1997. Strong performance by other products, including Sinemet(R) and Sinemet(R) CR for Parkinson's disease, and by Cardiolite(R) heart imaging agent, also fueled earnings growth. In 1997, DuPont Merck's antiretroviral agent Sustiva(R) entered phase three development. Sustiva(R) is a new investigational nonnucleoside reverse transcriptase inhibitor used in combination therapy for HIV. DuPont Merck is preparing for marketing approval for Sustiva(R) in the United States, Canada and Europe in 1998. Two nuclear oncology products were launched in 1997:
Miraluma(R) breast imaging agent and Quadramet(R) for treating bone pain. Revia(R), for the treatment of alcoholism, was launched in France. The generics and multisource product lines were sold.

1997 versus 1996 Segment sales of $2.5 billion were up 2 percent reflecting 6 percent higher volume, partly offset by 4 percent


                                     DUPONT

                      Management's Discussion and Analysis


lower prices. After-tax operating income (ATOI) was a loss of $786 million versus earnings of $679 million reported in 1996. The loss resulted from $1.4 billion in net nonrecurring charges taken during the year, principally for the write-off of acquired in-process research and development costs associated with purchases of Protein Technologies International and a 20 percent interest in Pioneer Hi-Bred International. Excluding nonrecurring items, ATOI was $607 million versus $789 million in 1996. 1996 included $186 million after-tax from a favorable allocation of operating income to DuPont from the DuPont Merck joint venture. Excluding this benefit from 1996 and nonrecurring charges from both years, ATOI was essentially unchanged, $607 million versus $603 million, as costs associated with recent agricultural acquisitions and the shutdown of triazines were offset by higher pharmaceutical results.

1996 versus 1995 Segment sales of $2.5 billion were up 6 percent reflecting 9 percent higher volume partly offset by 3 percent lower prices. ATOI was $679 million, up 15 percent from $588 million. Excluding nonrecurring items from both years, ATOI was $789 million, up 21 percent from $651 million in 1995. This reflects earnings improvement from both pharmaceuticals and agricultural products. The increase in pharmaceuticals earnings was largely due to a more favorable allocation of operating income to DuPont from the DuPont Merck joint venture totaling $186 million in 1996, compared to $111 million in 1995.

Perspective Agricultural Products is poised for a new phase of growth as a result of its acquisitions and alliances in biotechnology and traditional products. The Pharmaceuticals business is developing well as pipeline therapeutics enter commercialization. Additionally, Cozaar(R), launched in 1995 for hypertension, continues strong growth worldwide.

DIVERSIFIED BUSINESSES

    SALES ($ in Billions)                  ATOI ($ in Millions)
    ------------------------------         ------------------------------
1997                           2.8     1997                           (8)
    ------------------------------         ------------------------------
1996                           3.1     1996                           205
    ------------------------------         ------------------------------
1995                           3.7     1995                           252
    ------------------------------         ------------------------------

The Diversified group of businesses consists of Polyester Films, Polyester Resins and Intermediates, Photopolymer and Electronic Materials, Printing and Publishing and CONSOL, a coal operation 50 percent owned by DuPont.

Films was divided into Polyester Resins and Intermediates and Polyester Films as the business acquired ICI's global polyester resins and intermediates businesses in December 1997 and ICI's global polyester films business in February 1998. During 1997 the product viability of NG-3 (next generation) polyester polymerization technology was demonstrated. This technology, when coupled with the acquired ICI technology, will provide the lowest-cost, highest-productivity polyester value chain, providing a 40 percent investment advantage. Other initiatives under start-up or completing construction include terephthalic acid capacity in Taiwan, polyester film capacity in Luxembourg and the United Kingdom, and capacity for Kapton(R) polyimide film in the United States and Japan.

Photopolymer and Electronic Materials continued its growth strategy with formation of a global joint venture in high-performance liquid polyimide materials for semiconductor applications. The 50-50 joint venture, Hitachi DuPont MicroSystems L.L.C., combines the Hitachi Chemical Co. Ltd. and DuPont polyimide coating businesses, including research and development, manufacturing, sales and technical service. Polyimides are used in the fabrication of semiconductor chips and related components. Also, a majority-owned venture was formed in Taiwan to market dry film resists for the printed circuit board industry. The business introduced Fodel(R) photoimageable compositions, which are used in the emerging flat panel display market, and the Cyrel(R) digital imager.

Printing and Publishing proceeded with business associated with exiting the electronic imaging joint venture with Fujifilm and prepared for the sale of the global graphic arts films and offset printing plates businesses to the Agfa-Gevaert Group.

CONSOL Energy Inc., a coal operations joint venture owned 50 percent by DuPont, had another record year of earnings and continued to make productivity gains.

Medical Products' last remaining business, NEN Life Sciences Products, was sold.

1997 versus 1996 Sales were $2.8 billion compared to $3.1 billion in 1996. After adjusting for the divestiture of certain Medical Products businesses, sales were 2 percent lower. This reflects 6 percent higher volume which was more than offset by 8 percent lower selling prices. Prices were down largely due to lower prices for films, graphic arts, and printed circuit products. After-tax operating income (ATOI) was a loss of $8 million versus


                                     DUPONT

                      Management's Discussion and Analysis


earnings of $205 million in 1996. The current year includes nonrecurring charges for writedown of the global graphic arts films and offset printing plates business assets held for sale and other related costs as well as a charge for purchased in-process research and development in connection with the purchase of ICI's global polyester intermediates and resins businesses. Excluding nonrecurring items from both years, ATOI was $275 million, versus $157 million in 1996, up 75 percent. This reflects lower operating losses from the Printing and Publishing businesses pending sale and the Medical Products businesses now divested. Higher earnings were realized from Photopolymers and Electronic Materials and CONSOL.

1996 versus 1995 Segment sales were $3.1 billion, up 2 percent, after adjusting for the divested Medical Products businesses. This reflects flat selling prices and 2 percent higher sales volume. ATOI was $205 million, down 19 percent from $252 million in 1995. Excluding nonrecurring items from both years, earnings were $157 million, down 41 percent. This is principally due to the absence of earnings from Medical Products businesses that were divested in 1996, and lower Printing and Publishing earnings. Partly offsetting were higher earnings from electronic materials and coal.

Perspective Growth prospects for Polyester Resins and Intermediates, Polyester Films and Photopolymer and Electronic Materials are good, tempered near term by problems in Asian economies. CONSOL should benefit from growth in the U.S. domestic utility market and continued productivity gains.


Financial Condition and Cash Flows

FINANCIAL CONDITION

During 1997, DuPont made four strategic acquisitions to strengthen both the company's position in the chemicals, energy and specialties markets, as well as for future opportunities in the life sciences businesses. In May, Conoco spent $0.9 billion to purchase the Lobo Trend natural gas properties in South Texas. In September, the company purchased a 20 percent interest in Pioneer Hi-Bred International for $1.7 billion. In December, ICI's global polyester intermediates and resins businesses were acquired for $1.2 billion and the company acquired the Protein Technologies International (PTI) business from Ralston Purina for 22.5 million shares of DuPont stock valued at $1.3 billion. In each of the ICI and PTI transactions, the company assumed $0.2 billion of debt of the respective companies. (See Note 23, "Investment Activities," to the financial statements.) Following the PTI acquisition, the company spent $1.4 billion to repurchase 22.5 million shares to offset dilution resulting from the shares issued to Ralston. (See Note 21, "Stockholders' Equity," to the financial statements.) As a result of these actions, borrowings at year-end 1997 of $12.0 billion were $3.1 billion higher than the $8.9 billion at the end of 1996. With this increase in debt, the ratio of cash provided by operations to debt decreased from 71 percent at the end of 1996 to 58 percent at the end of 1997.The company expects that this ratio will improve gradually over the next few years.

In August, following the announcement of the four major acquisitions, Moody's Investors Service (Moody's) confirmed their rating of the company's senior unsecured long-term debt at Aa3. Standard & Poor's (S&P) also affirmed its rating on senior debt of AA-. However, both Moody's and S&P cautioned that the higher level of debt has weakened the company's debt protection measures and further deterioration could result in a ratings downgrade. The company's commercial paper rating remains at Prime-1 by Moody's and A-1+ by S&P.

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


CASH PROVIDED BY OPERATIONS

Cash provided by operations totaled $7.0 billion in 1997; this was $0.6 billion higher than the $6.4 billion in 1996. This increase is principally the result of $0.7 billion higher net income in 1997 after adjusting for noncash charges and credits. Two transactions in December also contributed to this year's higher inflow as follows: (a) Conoco received $303 million from a contract for future sales of natural gas to Centrica, a U.K. company which holds gas contracts for the British government; and (b) $250 million was transferred from the company's pension trust in the United States to pay the company's portion of certain retiree health care costs as permitted under federal law. These higher inflows were partially offset by higher inventory levels. The $1.5 billion adjustment for "Purchased In-Process Research and Development" eliminates the noncash charge to earnings



                                     DUPONT

                      Management's Discussion and Analysis


associated with the purchase of a 20 percent interest in Pioneer, the acquisition of Protein Technologies International from Ralston and the purchase of ICI's polyester intermediates and resins businesses. (See Note 5, "Purchased In-Process Research and Development," to the financial statements.) "Other Noncash Charges and Credits -- Net" of $437 million includes a $340 million adjustment to eliminate the noncash charge taken in the third quarter to write down certain Printing and Publishing assets to be sold. It also includes $167 million to eliminate the noncash charges for impairment of nonrevenue producing properties and an office building held for sale. (See Note 6, "Write-down of Assets and Other Related Costs," to the financial statements.)

In 1996, cash provided by operations totaled $6.4 billion; this was $0.4 billion below the $6.8 billion inflow in 1995. This reduction is primarily due to higher working capital investment in support of increased business activity in the latter part of 1996 and tax payments related to gains on divestitures and the joint venture formation.


CAPITAL INVESTMENTS

Total capital investments, including investments in affiliates and acquisitions, were $8.3 billion. This is an increase of $4.5 billion from 1996. As discussed under "Financial Condition" above, $3.9 billion of the 1997 expenditures were for three strategic acquisitions. Excluding these items, 1997 expenditures of $4.4 billion were up $0.6 billion, or 16 percent, from $3.8 billion spent last year. The 1996 expenditures were up $0.3 billion, or 9 percent, from $3.5 billion in 1995.

In the Petroleum segment, capital investments were $3.0 billion and included $0.9 billion to purchase the Lobo natural gas properties in South Texas. Excluding the South Texas natural gas properties purchase, expenditures were $2.1 billion versus $2.0 billion in 1996 and upstream capital expenditures were $1.5 billion, up 15 percent from the $1.3 billion spent in 1996. The most significant upstream expenditures in 1997 included development of the newly acquired Lobo gas properties and continued development of the Britannia gas field in the U.K. North Sea and the Ursa deepwater oil field in the Gulf of Mexico. Downstream capital expenditures of $0.6 billion were down 14 percent from the $0.7 billion spent in 1996. Downstream spending included continuing construction of the Melaka refinery in Malaysia and expansion of refining and marketing operations in central and eastern Europe.

For the chemicals and specialties businesses, capital investments totaled $5.3 billion in 1997. Excluding the $3.0 billion spent for the Pioneer and ICI acquisitions, capital investments were $2.3 billion, which is $0.5 billion above the $1.8 billion for 1996. The program to modernize, consolidate and renew the cost competitiveness of the Nylon business continued in 1997 with expenditures made in the United States, Europe and Asia to upgrade both nylon manufacturing facilities and nylon intermediates. Other expenditures this past year were to expand capacity and build market positions in Europe and Asia for key businesses, including Lycra(R) brand spandex, crop protection agents, Dacron(R) polyester, Terathane(R), Mylar(R) thin films, Sontara(R) nonwoven and Softec(TM) polyester. In the United States, expenditures increased capacity for Hytrel(R) and Vespel(R) resins, Lycra(R), Fortress(R) insecticide, Vamac(R) elastomers and terephthalic acid. Also, significant expenditures were made for environmental projects.

In 1998, the company currently expects that capital investments will be about $6.0 billion. This includes $1.6 billion to complete the acquisition of ICI's polyester films and tioxide businesses. Excluding these strategic acquisitions, capital spending is expected to total $4.4 billion, or about the same as in 1997. Petroleum expenditures are expected to be about $2.1 billion and include equity contributions for the Petrozuata extra-heavy oil development in Venezuela, continuing development of the Lobo gas properties, expansion of refining and marketing in central and eastern Europe, and completion of the Britannia gas development in the U.K. North Sea and the Melaka refinery in Malaysia. Chemicals and specialties expenditures are expected to be $2.3 billion and include funding for a number of growth-oriented projects to expand manufacturing capacity globally, especially for businesses such as Lycra(R) utilizing a new generation of technology, engineering polymers and crop protection chemicals. Renewal and modernization of nylon manufacturing and intermediates capacity in the United States, Europe and Asia will continue. The budget also provides funds for the newly acquired polyester resins, intermediates and films, tioxide and life sciences businesses.


PROCEEDS FROM SALES OF ASSETS

Proceeds from asset sales were $1,123 million in 1997. Half of this total came from sales of various petroleum properties which totaled $565 million in 1997 as compared with $275 million the

                                     DUPONT

                      Management's Discussion and Analysis


previous year. Proceeds from sales of chemicals and specialties assets and businesses amounted to $558 million in 1997. The most significant proceeds came from: (a) collection of the note received from the sale of the Diagnostic Imaging business last year; (b) the sale of NEN Life Sciences Products which concluded the divestiture of the company's Medical Products businesses; and (c) the sale by DuPont Merck of its generic and multisource product lines. (See Note 23, "Investment Activities," to the financial statements.)

In 1996, proceeds were $1,271 million, principally from the sale of two Medical Products businesses (Diagnostic Imaging and In-Vitro Diagnostics), the formation of the elastomers joint venture with Dow and sales of various petroleum properties.


OTHER INVESTMENT ACTIVITIES

"Miscellaneous - Net" Investment Activities of $555 million included $450 million from the liquidation of financial investments by Danube Insurance Limited, the company's self-insurance subsidiary. These funds from excess insurance reserves were used for operating and investment purposes.


DIVIDENDS

Dividends per share of common stock were $1.23 in 1997, $1.115 in 1996 and $1.015 in 1995. The quarterly dividend was increased from $.285 to $.315 in the second quarter of 1997 and from $.26 to $.285 in the second quarter of 1996. The company's objective is to pay dividends that are 15 to 25 percent of cash provided by operations. For 1997 and 1996, dividends paid in relation to cash provided by operations were 20 percent, as compared with 18 percent in 1995.


FINANCING ACTIVITIES

In accordance with the company's announced intent to offset dilution resulting from DuPont stock issued under compensation plans and the acquisition of the PTI business, the company spent $1,747 million in 1997 to purchase shares of DuPont common stock. Immediately after purchase, these shares were retired. The total includes $1,420 million spent in December to buy back 22.5 million shares, equivalent to the shares issued to acquire the PTI business. The remaining $327 million was for the purchase of 5.8 million shares to offset dilution from compensation plans.

In July 1996, the company paid $504 million to repurchase warrants from Seagram. The warrants were issued to Seagram as part of the 1995 transaction to redeem 312 million shares of the company's common stock. Also, in 1996, the company received $297 million from the formation of a partnership in which Vanguard Energy Investors L.P. owns a 33 percent interest.


WORKING CAPITAL INVESTMENT

At the end of 1997, the company's investment in working capital (excluding cash and cash equivalents, marketable securities, and short-term borrowings and capital lease obligations) was $2.8 billion, an increase of $0.1 billion from the $2.7 billion in 1996. This increase is principally due to the acquisition of the Protein Technologies International business and ICI's polyester intermediates and resins businesses in December. Current assets increased by $0.9 billion due to the two acquisitions, higher miscellaneous receivables for gains on foreign exchange contracts and higher inventories in support of increased business levels partially offset by collection of the note receivable from The Sterling Group, Inc. Current liabilities increased $0.8 billion principally due to higher accrued liabilities for losses on foreign exchange contracts and the two acquisitions.

In 1996, working capital investment decreased $0.2 billion from the $2.9 billion in 1995. Accounts and notes receivable increased $281 million, primarily due to the $175 million note received from The Sterling Group, Inc., in connection with the sale of the Diagnostic Imaging business, but this increase was more than offset by a $503 million increase in current liabilities principally due to increased business activity at the end of 1996 as compared with 1995 as well as higher crude oil prices.

The ratio of current assets to current liabilities, including cash and cash equivalents, marketable securities, short-term borrowings and capital lease obligations, at year-end 1997 was 0.8:1 as compared with 1.0:1 in 1996 and 0.9:1 in 1995. The lower ratio in 1997 is due to a $2.2 billion increase in short-term borrowings from 1996, resulting from commercial paper borrowings.


YEAR 2000

Historically, certain computer programs have been written using two digits rather than four digits to define the applicable year, which could result in computers recognizing a date using "00" as the year 1900 rather than the year 2000. This could result in major system failures or miscalculations, and is generally referred to as the "Year 2000" problem or issue.




                                     DUPONT                              25

                      Management's Discussion and Analysis


The company is conducting a global assessment of its key internal computer systems and software and will take steps necessary to ensure that its information technology infrastructure will be Year 2000-capable. The company has established a "Year 2000 Project Office" to lead and coordinate all of its global Year 2000 activities. This office is accountable to provide the necessary leadership, tools and knowledge required by all operating units to become Year 2000-capable. The company is also working with Computer Sciences Corporation and Andersen Consulting, who operate the majority of the company's global information systems and technology infrastructure, so that the services they provide will be Year 2000-capable. At this time, the company cannot reasonably estimate the potential impact on its financial position and operations if key suppliers, customers and other constituents (e.g., government) do not become Year 2000-capable on a timely basis.

Out-of-pocket costs incurred to become Year 2000-capable are currently estimated to be about $200 million and are not expected to have a material adverse effect on the company's financial condition, operations or liquidity. The company will devote all necessary resources to make its key systems Year 2000-capable on a timely basis.


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

Principal currency exposures and related hedge positions at December 31, 1997, were as follows (dollars in millions):

-----------------------------------------------------------------------------------------------------
                                                                   Open Contracts To
                                                                  Buy/(Sell) Currency      Net
                              Monetary    Monetary  Net Monetary  --------------------   After-Tax
Currency                      Assets    Liabilities  Exposure     Pretax     After-Tax   Exposure
-----------------------------------------------------------------------------------------------------
British Pound                  $2,052     $1,042      $1,010      $(1,623)    $(1,006)     $  4
Canadian Dollar                $  341     $  180      $  161      $  (264)    $  (164)     $ (3)
German Mark                    $  565     $1,027      $ (462)     $   749     $   461      $ (1)
Norwegian Krone                $  408     $    -      $  408      $  (661)    $  (410)     $ (2)
French Franc                   $1,375     $1,009      $  366      $  (587)    $  (364)     $  2
Italian Lira                   $  445     $  212      $  233      $  (377)    $  (234)     $ (1)
=====================================================================================================



26                                   DUPONT

                      Management's Discussion and Analysis


The fair value of forward exchange contracts outstanding as of December 31, 1997, was $(3) million. Given the company's balanced foreign exchange position shown above, a ten percent adverse change in foreign exchange rates upon which these contracts are based would result in exchange losses from these contracts that, net of tax, would, in all material respects, be fully offset by exchange gains on the underlying net monetary exposures for which the contracts are designated as hedges.


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

The fair value of interest rate derivatives outstanding as of December 31, 1997, was not material. A one percentage point adverse change in the interest rates upon which these contracts are based would not cause these instruments to have a material impact on future earnings.


COMMODITY PRICE RISK AND TRADING

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases.

Commodity trading in petroleum futures contracts is a natural extension of cash market trading and is used to physically acquire a portion of refining crude supply requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of reducing exposure to the price risk inherent in the petroleum business. Typically, trading is conducted to manage price risk around near-term supply requirements.

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

The fair value of derivative commodity instruments outstanding as of December 31, 1997, was not material. A ten percent adverse change in the commodity prices upon which these contracts are based would not cause these instruments to have a material impact on future earnings.

Additional details on these and other financial instruments are set forth in
Note 26 to the financial statements.



                                     DUPONT                                 27

                      Management's Discussion and Analysis


Environmental Matters

DuPont operates manufacturing facilities, petroleum refineries, natural gas processing plants and product-handling and distribution facilities around the world. These facilities are significantly affected by a broad array of environmental laws and regulations. Company policy requires that all operations fully meet or exceed legal and regulatory requirements. DuPont facilities worldwide are run in accordance with the highest standards of safe operation, even where those standards exceed the requirements of local law. DuPont has also implemented voluntary programs to reduce air emissions, curtail the generation of hazardous waste, decrease the volume of wastewater discharges and improve the efficiency of energy use. The costs of complying with complex environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. These costs may increase in the future, but are not expected to have a material impact on the company's competitive or financial position.

In 1997 DuPont spent about $330 million for environmental capital projects either required by law or necessary to meet the company's internal waste elimination and pollution prevention goals. The company currently estimates expenditures for environmental-related capital projects will total $300 million in 1998. Significant capital expenditures may be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the Clean Air Act (CAA) and its 1990 Amendments. Until all new CAA regulatory requirements are known, considerable uncertainty will remain regarding future estimates of capital expenditures. Total CAA capital costs over the next two years are currently estimated to range from $20 million to $200 million.

Estimated pretax environmental expenses charged to current operations totaled about $700 million, before insurance recoveries, in 1997 as compared to about $800 million in both 1996 and 1995. These expenses include the remediation accruals discussed below, operating, maintenance and depreciation costs for solid waste, air and water pollution control facilities and the costs of environmental research activities. The largest of these expenses resulted from the operation of wastewater treatment facilities and solid waste management facilities, each of which accounted for about $170 million. About 72 percent of total annual expenses resulted from the operations of the company's Chemicals, Fibers, Polymers, Life Sciences and Diversified Businesses segments in the United States.


REMEDIATION ACCRUALS

DuPont accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against third parties and are not discounted. Much of this liability results from the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund), the Resource Conservation and Recovery Act (RCRA) and similar state laws that require the company to undertake certain investigative and remedial activities at sites where the company conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual also includes a number of sites identified by the company that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next one to two decades the company may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 1997.

Remediation activities vary substantially in duration and cost from site to site depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 1997, the company's balance sheet included an accrued liability of $561 million as compared to $586 million and $602 million at year-end 1996 and 1995, respectively. Approximately 78 percent of the company's environmental reserve at December 31, 1997 was attributable to RCRA and similar remediation liabilities and 22 percent to CERCLA liabilities. During 1997, remediation accruals of $54 million, offset by $55 million in insurance proceeds, resulted in a credit to income of $1 million, compared to credits of $9 million and $79 million in 1996 and 1995, respectively, also resulting from insurance recoveries.


REMEDIATION EXPENDITURES

RCRA extensively regulates the treatment, storage and disposal of hazardous waste and requires a permit to conduct such activities. The law requires that permitted facilities undertake an



28                                   DUPONT

                      Management's Discussion and Analysis



assessment of environmental conditions at the facility. If conditions warrant, the company may be required to remediate contamination caused by prior operations. As contrasted by CERCLA, the RCRA corrective action program results in the cost of corrective action activities being typically borne solely by the company. The company anticipates that significant ongoing expenditures for RCRA remediation activities may be required over the next two decades, although annual expenditures for the near term are not expected to vary significantly from the range of such expenditures over the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly. The company's expenditures associated with RCRA and similar remediation activities were approximately $62 million in 1997, $79 million in 1996 and $94 million in 1995.

The company from time to time receives requests for information or notices of potential liability from the Environmental Protection Agency (EPA) and state environmental agencies alleging that the company is a "potentially responsible party" (PRP) under CERCLA or an equivalent state statute. The company has also on occasion been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not company owned but allegedly contain wastes attributable to the company's past operations. As of December 31, 1997, the company had been notified of potential liability under CERCLA or state law at about 347 sites around the United States, with active remediation under way at 175 of those sites. In addition, the company has resolved its liability at 96 sites, either by completing remedial actions with other PRPs or by participating in "de minimis buyouts" with other PRPs whose waste, like the company's, represented only a small fraction of the total waste present at a site. The company received notice of potential liability at 12 new sites during 1997 compared with 7 similar notices in 1996 and 16 in 1995. The company's expenditures associated with CERCLA and similar state remediation activities were approximately $18 million in 1997, $28 million in 1996 and $25 million in 1995.

For most Superfund sites, the company's potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to the company versus that attributable to all other PRPs is relatively low. Other PRPs at sites where the company is a party typically have the financial strength to meet their obligations and, where they do not, or where PRPs cannot be located, the company's own share of liability has not materially increased. There are relatively few sites where the company is a major participant, and neither the cost to the company of remediation at those sites, nor at all CERCLA sites in the aggregate, is expected to have a material impact on the competitive or financial position of the company.

Total expenditures for previously accrued remediation activities under CERCLA, RCRA and similar state laws were $80 million in 1997, $107 million in 1996 and $119 million in 1995. Although future remediation expenditures in excess of current reserves is possible, the effect on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures.




                                     DUPONT                                  29

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

The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal controls at December 31, 1997, meets the objectives noted above.

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


/s/ Charles O. Holliday, Jr.             /s/ Gary M. Pfeiffer

Charles O. Holliday, Jr.                 Gary M. Pfeiffer
President                                Senior Vice President
and Chief Executive Officer              and Chief Financial Officer



February 13, 1998


Report of Independent Accountants

To the Stockholders and the Board of Directors of
E. I. du Pont de Nemours and Company

In our opinion, the consolidated financial statements appearing on pages 31-53 of this Annual Report present fairly, in all material respects, the financial position of E. I. du Pont de Nemours and Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103

February 13, 1998



30                                   DUPONT

                              Financial Statements
        E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Income Statement
(Dollars in millions, except per share)
-----------------------------------------------------------------------------------------------------------
                                                                      1997           1996           1995
                                                                   ----------------------------------------
Sales*                                                               $45,079        $43,810        $42,163
Other Income (Note 2)                                                  1,574          1,340          1,059
                                                                   ----------------------------------------
   Total                                                              46,653         45,150         43,222
                                                                   ----------------------------------------
Cost of Goods Sold and Other Operating Charges                        26,377         25,144         23,363
Selling, General and Administrative Expenses                           2,711          2,856          2,995
Depreciation, Depletion and Amortization                               2,385          2,621          2,722
Exploration Expenses, Including Dry Hole Costs and Impairment
  of Unproved Properties                                                 457            404            331
Research and Development Expense                                       1,116          1,032          1,067
Interest and Debt Expense (Note 3)                                       642            713            758
Taxes Other Than on Income* (Note 4)                                   6,300          6,399          6,596
Purchased In-Process Research and Development (Note 5)                 1,478             --             --
Write-down of Assets and Other Related Costs (Note 6)                    507             --             --
                                                                   ----------------------------------------
   Total                                                              41,973         39,169         37,832
                                                                   ----------------------------------------
Earnings Before Income Taxes                                           4,680          5,981          5,390
Provision for Income Taxes (Note 7)                                    2,275          2,345          2,097
                                                                   ----------------------------------------
Net Income                                                           $ 2,405        $ 3,636        $ 3,293
===========================================================================================================
Earnings Per Share of Common Stock (Note 8)
   Basic                                                             $  2.12        $  3.23        $  2.81
   Diluted                                                           $  2.08        $  3.18        $  2.77
===========================================================================================================

* Includes petroleum excise taxes of $5,349, $5,461 and $5,655 in 1997, 1996 and 1995, respectively.

                              See pages 35-53 for Notes to Financial Statements.



                                     DUPONT                                  31

                              Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries



Consolidated Balance Sheet
(Dollars in millions, except per share)
----------------------------------------------------------------------------------------------------------------
December 31                                                                             1997             1996
----------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and Cash Equivalents (Note 9)                                                    $  1,004         $  1,066
Marketable Securities (Note 9)                                                             142              253
Accounts and Notes Receivable (Note 10)                                                  5,740            5,193
Inventories (Note 11)                                                                    4,070            3,706
Prepaid Expenses                                                                           397              297
Deferred Income Taxes (Note 7)                                                             521              588
                                                                                   -----------------------------
   Total Current Assets                                                                 11,874           11,103
                                                                                   -----------------------------
Property, Plant and Equipment (Note 12)                                                 54,284           50,549
Less: Accumulated Depreciation, Depletion and Amortization                              30,701           29,336
                                                                                   -----------------------------
                                                                                        23,583           21,213
                                                                                   -----------------------------
Investment in Affiliates (Note 13)                                                       3,477            2,278
Other Assets (Notes 7 and 14)                                                            4,008            3,276
                                                                                   -----------------------------
Total                                                                                 $ 42,942         $ 37,870
================================================================================================================
Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable (Note 15)                                                            $  3,007         $  2,757
Short-Term Borrowings and Capital Lease Obligations (Note 16)                            6,154            3,910
Income Taxes (Note 7)                                                                      593              526
Other Accrued Liabilities (Note 17)                                                      4,316            3,794
                                                                                   -----------------------------
   Total Current Liabilities                                                            14,070           10,987
Long-Term Borrowings and Capital Lease Obligations (Note 18)                             5,929            5,087
Other Liabilities (Note 19)                                                              8,919            8,450
Deferred Income Taxes (Note 7)                                                           2,084            2,133
                                                                                   -----------------------------
   Total Liabilities                                                                    31,002           26,657
                                                                                   -----------------------------
Minority Interests (Note 20)                                                               670              620
                                                                                   -----------------------------
Stockholders' Equity (next page)
Preferred Stock, without par value - cumulative; 23,000,000 shares authorized;
issued at December 31:
   $4.50 Series--1,672,594 shares (callable at $120)                                       167              167
   $3.50 Series--700,000 shares (callable at $102)                                          70               70
Common Stock, $.30 par value; 1,800,000,000 shares authorized;
   Issued at December 31, 1997--1,152,762,128; 1996--1,158,085,450                         346              347
Additional Paid-In Capital                                                               7,991            6,676
Reinvested Earnings                                                                      4,389            4,931
Cumulative Translation Adjustments                                                        (153)             (23)
Minimum Pension Liability Adjustments                                                     (144)            (116)
Common Stock Held in Trust for Unearned Employee
   Compensation and Benefits (Flexitrust), at Market
   (Shares: December 31, 1997--23,245,747; 1996--30,991,590)                            (1,396)          (1,459)
                                                                                   -----------------------------
   Total Stockholders' Equity                                                           11,270           10,593
                                                                                   -----------------------------
Total                                                                                 $ 42,942         $ 37,870
================================================================================================================

                              See pages 35-53 for Notes to Financial Statements.



32                                   DUPONT

                              Financial Statements
        E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Stockholders' Equity (Notes 21 and 22)
(Dollars in millions, except per share)
-----------------------------------------------------------------------------------------------------------------------------------
                                                             1997                         1996                         1995
                                                 ----------------------------------------------------------------------------------
                                                    Shares          Amount       Shares            Amount      Shares        Amount
                                                 ----------------------------------------------------------------------------------
Preferred Stock                                                      $ 237                          $ 237                     $ 237
                                                 ----------------------------------------------------------------------------------
Common Stock
Balance January 1                                1,158,085,450         347    1,470,085,448           441   1,362,009,888       408
Issuance of Shares in Connection with:
   Businesses Acquired                              23,009,778           7               --            --              --        --
   Public and Private Offerings                             --          --                2            --      54,678,750        16
   Establishment of Flexitrust                              --          --               --            --      48,000,000        14
   Compensation Plans                                       --          --               --            --       5,396,810         3
Retirement of Treasury Stock                       (28,333,100)         (8)    (312,000,000)          (94)             --        --
                                                 ----------------------------------------------------------------------------------
Balance December 31                              1,152,762,128         346    1,158,085,450           347   1,470,085,448       441
                                                 ----------------------------------------------------------------------------------
Additional Paid-In Capital
Balance January 1                                                    6,676                          8,689                     4,771
Changes due to:
   Businesses Acquired                                               1,317                             --                        --
   Public and Private Offerings                                         --                             --                     1,731
   Common Stock Held by Flexitrust                                     356                            458                     1,662
   Shares Issued by Flexitrust                                        (299)                          (289)                      (19)
   Issuance (Repurchase) of Warrants                                    --                           (504)                      439
   Compensation Plans                                                  134                             70                       105
   Retirement of Treasury Stock                                       (193)                        (1,748)                       --
                                                 ----------------------------------------------------------------------------------
Balance December 31                                                  7,991                          6,676                     8,689
                                                 ----------------------------------------------------------------------------------
Reinvested Earnings
Balance January 1                                                    4,931                          9,503                     7,406
Net Income                                                           2,405                          3,636                     3,293
Preferred Dividends                                                    (10)                           (10)                      (10)
Common Dividends (1997-$1.23; 1996-$1.115;
  1995-$1.015)                                                      (1,391)                        (1,251)                   (1,186)
Retirement of Treasury Stock                                        (1,546)                        (6,947)                       --
                                                 ----------------------------------------------------------------------------------
Balance December 31                                                  4,389                          4,931                     9,503
                                                 ----------------------------------------------------------------------------------
Cumulative Translation Adjustments
Balance January 1                                                      (23)                            --                        --
Adjustments during Year                                               (130)                           (23)                       --
                                                 ----------------------------------------------------------------------------------
Balance December 31                                                   (153)                           (23)                       --
                                                 ----------------------------------------------------------------------------------
Minimum Pension Liability Adjustments
Balance January 1                                                     (116)                          (113)                      (79)
Adjustments during Year                                                (28)                            (3)                      (34)
                                                 ----------------------------------------------------------------------------------
Balance December 31                                                   (144)                          (116)                     (113)

                                                 ----------------------------------------------------------------------------------
Less: Common Stock Held in Flexitrust
Balance January 1                                   30,991,590       1,459       47,092,352         1,645              --        --
Establishment of Flexitrust                                 --          --               --            --      48,000,000     1,626
Shares Issued                                       (7,745,843)       (419)     (16,100,762)         (644)       (907,648)      (31)
Adjustments to Market Value                                 --         356               --           458             --         50
                                                 ----------------------------------------------------------------------------------
Balance December 31                                 23,245,747       1,396       30,991,590         1,459      47,092,352     1,645
                                                 ----------------------------------------------------------------------------------
Less: Common Stock Held in Treasury, at Cost
Balance January 1                                           --          --      312,000,000         8,789             --         --
Acquisition (Retirement)                                    --          --     (312,000,000)       (8,789)    312,000,000     8,789
                                                 ----------------------------------------------------------------------------------
Balance December 31                                         --          --               --            --     312,000,000     8,789
                                                 ----------------------------------------------------------------------------------
Total Stockholders' Equity                                         $11,270                        $10,593                    $8,323
===================================================================================================================================

                              See pages 35-53 for Notes to Financial Statements.


                                     DUPONT                                   33

                              Financial Statements

        E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Cash Flows
(Dollars in millions)
-------------------------------------------------------------------------------------------------------------------
                                                                             1997            1996            1995
                                                                          -----------------------------------------
Cash and Cash Equivalents at Beginning of Year                             $ 1,066         $ 1,408         $   856
                                                                          -----------------------------------------
Cash Provided by Operations
Net Income                                                                   2,405           3,636           3,293
Adjustments to Reconcile Net Income to Cash Provided by Operations:
  Depreciation, Depletion and Amortization                                   2,385           2,621           2,722
  Dry Hole Costs and Impairment of Unproved Properties                         169             137             121
  Purchased In-Process Research and Development                              1,478              --              --
  Other Noncash Charges and Credits--Net                                       437            (244)            (67)
  Decrease (Increase) in Operating Assets:
   Accounts and Notes Receivable                                              (650)           (359)            151
   Inventories and Other Operating Assets                                     (390)           (253)             21
  Increase (Decrease) in Operating Liabilities:
   Accounts Payable and Other Operating Liabilities                            857             531              (8)
   Accrued Interest and Income Taxes (Notes 3 and 7)                           293             319             528
                                                                          -----------------------------------------
    Cash Provided by Operations                                              6,984           6,388           6,761
                                                                          -----------------------------------------
Investment Activities (Note 23)
Purchases of Property, Plant and Equipment                                  (4,768)         (3,303)         (3,240)
Investments in Affiliates                                                   (2,283)           (413)           (249)
Payments for Businesses (Net of Cash Acquired)                              (1,238)            (75)             (5)
Proceeds from Sales of Assets                                                1,123           1,271             337
Net Decrease (Increase) in Short-Term Financial Instruments                    115            (197)            500
Miscellaneous--Net                                                             555              57             (56)
                                                                          -----------------------------------------
    Cash Used for Investment Activities                                     (6,496)         (2,660)         (2,713)
                                                                          -----------------------------------------
Financing Activities
Dividends Paid to Stockholders                                              (1,401)         (1,261)         (1,196)
Net Increase (Decrease) in Short-Term Borrowings                             1,737            (954)          2,172
Long-Term and Other Borrowings:
  Receipts                                                                   6,462           3,194           7,640
  Payments                                                                  (5,562)         (5,171)         (5,642)
Acquisition of Treasury Stock (Note 21)                                     (1,747)             --          (8,350)
Repurchase of Warrants (Note 21)                                                --            (504)             --
Net Proceeds from Issuance of Common Stock
  through Public and Private Offerings (Note 21)                                --              --           1,747
Proceeds from Exercise of Stock Options                                        116             315              58
Increase (Decrease) in Minority Interests (Note 20)                            (56)            363              --
                                                                          -----------------------------------------
    Cash Used for Financing Activities                                        (451)         (4,018)         (3,571)
                                                                          -----------------------------------------
Effect of Exchange Rate Changes on Cash                                        (99)            (52)             75
                                                                          -----------------------------------------
Cash and Cash Equivalents at End of Year                                   $ 1,004         $ 1,066         $ 1,408
                                                                          -----------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                           $   (62)        $  (342)        $   552
===================================================================================================================

                              See pages 35-53 for Notes to Financial Statements.



34                                   DUPONT

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



                                     DUPONT                                  35

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

Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be permanently invested. Investment tax credits or grants are accounted for in the period earned (the flow-through method).

Foreign Currency Translation

Through December 31, 1995, the company had determined that the U.S. dollar was the "functional currency" of its worldwide operations. For subsidiaries where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant and equipment, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

Effective January 1, 1996, management determined that the local currency should be designated as the functional currency for the company's integrated European petroleum operations to properly reflect changed circumstances in the primary economic environment in which these subsidiaries operate. For subsidiaries whose functional currency is local currency, assets and liabilities denominated in local currency are translated into U.S. dollars at end-of-period exchange rates, and resultant translation adjustments are reported as a separate component of stockholders' equity. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses, net of their related tax effects, are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

Exchange gains and losses, net of their related tax effects, are not material in amount.

Hedging and Trading Activities

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



36                                   DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


In the event that a derivative designated as a hedge of a firm commitment or anticipated transaction is terminated prior to the maturation of the hedged transaction, gains or losses realized at termination are deferred and included in the measurement of the hedged transaction. If a hedged transaction matures, or is sold, extinguished or terminated prior to the maturity of a derivative designated as a hedge of such transaction, gains or losses associated with the derivative through the date the transaction matured are included in the measurement of the hedged transaction and the derivative is reclassified as for trading purposes. Derivatives designated as a hedge of an anticipated transaction are reclassified as for trading purposes if the anticipated transaction is no longer likely to occur.

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

Reclassifications

Certain reclassifications of prior years' data have been made to conform to 1997 classifications.


2.  Other Income
--------------------------------------------------------------------------------
                                                    1997        1996        1995
                                                 -------------------------------
Royalty income                                      $ 66        $ 74        $ 70
Interest income, net of miscellaneous
  interest expense                                   225         211         178
Equity in earnings of affiliates
  (see Note 13)                                      682/1/      669         545
Sales of assets                                      382/2/      279         102
Pipeline tariff revenue                              115          81          71
Miscellaneous income and
  expenses--net                                      104          26          93
                                                 -------------------------------
                                                  $1,574      $1,340      $1,059
================================================================================

1 Includes a benefit of $115 from the gain on the sale by DuPont Merck of its generic and multisource product lines.
2 Includes a benefit of $239 from the gain on the sale of certain North Sea petroleum producing and exploration properties.


3.  Interest and Debt Expense
--------------------------------------------------------------------------------
                                                    1997        1996        1995
                                                 -------------------------------
Interest and debt cost incurred                     $811        $857        $928
Less: Interest and debt cost capitalized             169         144         170
                                                 -------------------------------
                                                    $642        $713        $758
================================================================================

Interest paid (net of amounts capitalized) was $577 in 1997, $755 in 1996, and $688 in 1995.


4.  Taxes Other Than on Income
--------------------------------------------------------------------------------
                                                    1997        1996        1995
                                                 -------------------------------
Petroleum excise taxes
 (also included in Sales):
   U.S                                            $1,201      $1,145      $1,060
   Non-U.S                                         4,148       4,316       4,595
Payroll taxes                                        417         439         433
Property taxes                                       207         205         214
Import duties                                        189         168         166
Production and other taxes                           138         126         128
                                                 -------------------------------
                                                  $6,300      $6,399      $6,596
================================================================================

5.  Purchased In-Process Research and Development

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, a charge of $903 was recorded in conjunction with the purchase of a 20 percent interest in Pioneer Hi-Bred International, Inc. based on an independent appraisal. In addition, charges of $500 and $75 were recorded in conjunction with the purchase of Protein Technologies International and the polyester intermediates and resins businesses of Imperial Chemical Industries PLC, respectively, based on preliminary allocations of purchase price which are subject to revision upon completion of purchase accounting allocations and/or obtaining independent valuations by an outside appraisal firm. See Note 23.


                                     DUPONT                                   37

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


6.  Write-down of Assets and Other Related Costs

During 1997 DuPont and the Agfa-Gevaert Group (Agfa) signed an agreement under which Agfa will acquire DuPont's global graphic arts films and offset printing plates businesses. Agfa will purchase manufacturing facilities in Germany and the United Kingdom and provide employment to most of the 2,200 DuPont employees working in these businesses. A decision was made to dispose of these businesses, which are a component of DuPont's Diversified Businesses segment, after it became apparent that the company would not be a leader in this industry.

The transaction is expected to close during the first quarter of 1998. In connection with the pending sale, DuPont recorded a charge of $340 against third quarter 1997 earnings to write down assets being sold to their estimated net realizable value and to provide for other expenses associated with exiting these businesses. The 1997 loss from operations from these businesses was not material.

Also in 1997, the Petroleum segment recorded impairment provisions of $167 for nonrevenue producing properties and an office building held for sale.

7.  Provision for Income Taxes
--------------------------------------------------------------------------------
                                          1997            1996             1995
                                      ------------------------------------------
Current tax expense:
  U.S. federal                          $   901         $   869         $   617
  U.S. state and local                       51              40              36
  Non-U.S                                 1,324           1,248           1,077
                                      ------------------------------------------
   Total                                  2,276           2,157           1,730
                                      ------------------------------------------
Deferred tax expense:
  U.S. federal                              116             135             379
  U.S. state and local                        8               4              22
  Non-U.S                                  (125)             49             (25)
                                      ------------------------------------------
   Total                                     (1)            188             376
                                      ------------------------------------------
Other/1/                                     --              --              (9)
                                      ------------------------------------------
Provision for Income Taxes                2,275           2,345           2,097
Stockholders' Equity
  Stock Compensation/2/                     (96)            (69)            (30)
  Minimum Pension Liability/3/              (18)             (1)            (21)
                                      ------------------------------------------
Total Provision                          $2,161          $2,275          $2,046
================================================================================
1 Represents exchange (gains) losses associated with the company's hedged non-U.S. tax liabilities. These amounts offset the tax effect arising from related hedging activities.

2 Represents tax benefit of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.

3 Represents deferred tax charge for minimum pension liability recorded in stockholders' equity.

Total income taxes paid worldwide were $2,048 in 1997, $1,984 in 1996, and $1,649 in 1995.

Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. The tax effects of temporary differences and tax loss/tax credit carryforwards included in the deferred income tax provision are as follows:

--------------------------------------------------------------------------------
                                               1997          1996          1995
                                            ------------------------------------
Depreciation                                  $  18         $  68         $ 152
Accrued employee benefits                        31            99            62
Other accrued expenses                           16           (91)          118
Intangible drilling costs                        27           (15)          (23)
Inventories                                     (29)          (52)          (71)
Unrealized exchange gains (losses)               (6)            5            (1)
Investment in subsidiaries and affiliates       (38)          (19)         --
Other temporary differences                      64           107            40
Tax loss/tax credit carryforwards              (112)          210            18
Valuation allowance change--net                  28          (124)           81
                                            ------------------------------------
                                              $  (1)        $ 188         $ 376
================================================================================

The significant components of deferred tax assets and liabilities at December 31, 1997 and 1996, are as follows:







------------------------------------------------------------------------------------
                                         1997                        1996
                                 ---------------------------------------------------
Deferred Tax                       Asset     Liability         Asset     Liability
------------------------------------------------------------------------------------
Depreciation                      $   --        $3,214        $    3        $3,220
Accrued employee benefits          3,067           968         2,926           811
Other accrued expenses               761            25           773            24
Intangible drilling costs             --           278            --           251
Inventories                          331           317           267           285
Unrealized exchange gains              5            19             7            37
Tax loss/tax credit
  carryforwards                      287            --           236            --
Investment in subsidiaries
  and affiliates                      61            93            60           129
Other                                470         1,145           447         1,061
                                 ---------------------------------------------------
Total                             $4,982        $6,059        $4,719        $5,818
                                               -------                     ---------
Less: Valuation
  allowance                          326                         298
                                 -------                     -------
Net                               $4,656                      $4,421
====================================================================================


38                                   DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


Current deferred tax liabilities (included in the Consolidated Balance Sheet caption "Income Taxes") were $67 and $48 at December 31, 1997 and 1996, respectively. In addition, deferred tax assets of $227 and $196 were included in Other Assets at December 31, 1997 and 1996, respectively (see Note 14).

An analysis of the company's effective income tax rate follows:

--------------------------------------------------------------------------------
                                               1997          1996          1995
                                             -----------------------------------
Statutory U.S. federal income tax rate         35.0%         35.0%         35.0%
Higher effective tax rate on non-U.S
  operations (principally Petroleum)            6.7           6.7           6.8
Lower effective tax rate on export sales       (1.3)         (0.8)         (1.0)
Alternative fuels credit                       (1.4)         (1.1)         (1.1)
In-Process R&D*                                10.8            --            --
Other--net                                     (1.2)         (0.6)         (0.8)
                                             -----------------------------------
Effective income tax rate                      48.6%         39.2%         38.9%
================================================================================

 * Charges associated with the Pioneer and PTI transactions were not tax effected because these purchases were stock acquisitions rather than asset purchases. See Note 5.

Earnings before income taxes shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or non-U.S. does not correspond to the earnings set forth below.
--------------------------------------------------------------------------------
                                               1997          1996          1995
                                             -----------------------------------
United States (including exports)             $2,241        $3,633        $3,066
Other regions                                  2,439         2,348         2,324
                                             -----------------------------------
                                              $4,680        $5,981        $5,390
================================================================================

At December 31, 1997, unremitted earnings of non-U.S. subsidiaries totaling $7,007 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1997, the tax effect of such carryforwards approximated $287. Of this amount, $267 has no expiration date, $17 expires in 1998 and $3 expires after 1998 but before 2002.

8.  Earnings Per Share of Common Stock

Statement of Financial Accounting Standards No. 128, "Earnings Per Share," became effective in the fourth quarter of 1997 and requires two presentations of earnings per share - "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

The numerator in calculating both basic and diluted earnings per share for each year is reported net income less preferred dividends of $10. The denominator is based on the following weighted-average number of common shares:
--------------------------------------------------------------------------------
                                      1997             1996            1995
                                ------------------------------------------------
Basic                            1,130,755,483   1,121,350,592    1,170,214,952
Diluted                          1,149,803,450   1,139,822,755    1,183,408,459
================================================================================

The difference between basic and diluted weighted-average common shares results from the assumption that dilutive stock options outstanding were exercised.

The following stock options and warrants are not included in the diluted earnings per share calculation since in each case the exercise price is greater than the average market price:
--------------------------------------------------------------------------------
                                             1997         1996         1995
                                ------------------------------------------------
Stock options                             4,992,300           -         512,000
Warrants                                          -           -     312,000,000
================================================================================

Shares held by the Flexitrust are not considered in computing the weighted-average number of common shares. See Notes 21 and 22.


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



                                     DUPONT                                 39

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


10.  Accounts and Notes Receivable

--------------------------------------------------------------------------------
December 31                                                    1997       1996
--------------------------------------------------------------------------------
Trade--net of allowances of $66 in 1997
  and 1996                                                    $4,366     $4,216
Miscellaneous                                                  1,374        977
                                                            --------------------
                                                              $5,740     $5,193
================================================================================

Accounts and notes receivable are carried at amounts that approximate fair value and include $94 for 1997 and $137 for 1996 from equity affiliates.

See Note 29 for a description of business segment markets and associated concentrations of credit risk.


11.  Inventories

--------------------------------------------------------------------------------
December 31                                                 1997          1996
--------------------------------------------------------------------------------
Chemicals                                                  $  289        $  281
Fibers                                                        744           692
Polymers                                                      707           620
Petroleum                                                   1,278         1,270
Life Sciences                                                 676           561
Diversified Businesses                                        376           282
                                                        ------------------------
                                                           $4,070        $3,706
================================================================================

The excess of replacement or current cost over stated value of inventories for which cost has been determined under the LIFO method approximated $552 and $785 at December 31, 1997 and 1996, respectively. In the aggregate, the market value of the company's vertically integrated petroleum and petroleum-based chemical products exceeds cost. Inventories valued at LIFO comprised 84 percent and 88 percent of consolidated inventories before LIFO adjustment at December 31, 1997 and 1996, respectively.


12.  Property, Plant and Equipment

--------------------------------------------------------------------------------
December 31                                                1997          1996
--------------------------------------------------------------------------------
Chemicals                                                 $ 6,387       $ 6,074
Fibers                                                     12,805        12,325
Polymers                                                    7,034         6,813
Petroleum                                                  21,326        20,070
Life Sciences                                               2,412         1,871
Diversified Businesses                                      4,320         3,396
                                                        ------------------------
                                                          $54,284       $50,549
================================================================================

Property, plant and equipment includes gross assets acquired under capital leases of $212 and $209 at December 31, 1997 and 1996, respectively; related amounts included in accumulated depreciation, depletion and amortization were $108 and $99 at December 31, 1997 and 1996, respectively.

13.  Summarized Financial Information for Affiliated Companies

Summarized combined financial information for affiliated companies for which DuPont uses the equity method of accounting (see Note 1, "Basis of Consolidation") is shown below on a 100 percent basis. The most significant of these affiliates are CONSOL Energy Inc., DuPont Dow Elastomers L.L.C., The DuPont Merck Pharmaceutical Company and Pioneer Hi-Bred International, Inc.; DuPont has a 50 percent equity ownership in each of these companies with the exception of Pioneer, in which the ownership is 20 percent. Dividends received from equity affiliates were $734 in 1997, $860 in 1996 and $671 in 1995.

--------------------------------------------------------------------------------
                                                   Year Ended December 31
                                         ---------------------------------------
Results of operations                        1997         1996         1995
--------------------------------------------------------------------------------
Sales/1/                                   $14,257      $13,374       $10,447
Earnings before income taxes                 1,719        1,108         1,084
Net Income                                   1,369          822           828
DuPont's equity in earnings of affiliates
  (see Note 2)                                 682/2/       669/3/        545/3/
================================================================================

1 Includes sales to DuPont of $1,064 in 1997, $804 in 1996, and $802 in 1995.

2 Includes a benefit of $115 from the gain on the sale by DuPont Merck of its generic and multisource product lines.

3 Reflects a more favorable allocation of DuPont Merck operating income to recognize the performance of assets originally contributed to the venture by DuPont.

--------------------------------------------------------------------------------
Financial position at December 31                        1997            1996
--------------------------------------------------------------------------------
Current assets                                         $ 6,944          $ 4,715
Noncurrent assets                                       13,774           10,936
                                                      --------------------------
  Total assets                                         $20,718          $15,651
                                                      --------------------------
Short-term borrowings*                                 $   968          $   830
Other current liabilities                                3,433            2,630
Long-term borrowings*                                    5,199            3,802
Other long-term liabilities                              3,502            3,250
                                                      --------------------------
  Total liabilities                                    $13,102          $10,512
                                                      --------------------------
DuPont's investment in affiliates
  (includes advances)                                  $ 3,477          $ 2,278
================================================================================

* DuPont's pro rata interest in total borrowings was $2,153 in 1997 and $1,565 in 1996 of which $1,372 in 1997 and $789 in 1996 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 27.



40                                   DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


14.  Other Assets

--------------------------------------------------------------------------------
December 31                                              1997             1996
--------------------------------------------------------------------------------
Prepaid pension cost (see Note 25)                      $1,673           $1,760
Intangible assets                                        1,285*             221
Other securities and investments                           185              586
Deferred income taxes (see Note 7)                         227              196
Miscellaneous                                              638              513
                                                       -------------------------
                                                        $4,008           $3,276
================================================================================

* Includes $1,025 based on preliminary allocations of purchase price for businesses purchased from Ralston Purina and ICI. See Note 23.

Other securities and investments includes $97 and $478 at December 31, 1997 and 1996, respectively, representing marketable securities classified as available for sale and reported at fair value. The remainder represents numerous small investments in securities for which there are no quoted market prices and for which it is not practicable to determine fair value. Such securities are reported at cost.


15.  Accounts Payable

--------------------------------------------------------------------------------
December 31                                           1997                1996
--------------------------------------------------------------------------------
Trade                                                $2,043              $1,926
Payables to banks                                       273                 264
Compensation awards                                     267                 231
Miscellaneous                                           424                 336
                                                    ----------------------------
                                                     $3,007              $2,757
================================================================================

Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts approximate fair value because of the short maturity of these obligations.


16.  Short-Term Borrowings and Capital Lease Obligations

--------------------------------------------------------------------------------
December 31                                                 1997          1996
--------------------------------------------------------------------------------
Commercial paper                                           $2,576        $1,663
Private placement commercial paper                          2,896         1,318
Bank borrowings:
  U.S. dollars                                                 --            61
  Other currencies                                            197           136
Medium-term notes payable within one year                     128           372
Long-term borrowings payable within one year                  300           300
Industrial development bonds payable on demand                 51            51
Capital lease obligations                                       6             9
                                                         -----------------------
                                                           $6,154        $3,910
================================================================================

The estimated fair value of the company's short-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $6,200 and $3,900 at December 31, 1997 and 1996, respectively. The increase in estimated fair value in 1997 was primarily due to higher short-term borrowing levels.

Unused short-term bank credit lines were approximately $6,200 and $4,500 at December 31, 1997 and 1996, respectively. These lines support short-term industrial development bonds, a portion of the company's commercial paper program and other borrowings.

The weighted-average interest rate on short-term borrowings outstanding at December 31, 1997 and 1996, was 5.9 percent and 6.0 percent, respectively.


17.  Other Accrued Liabilities

--------------------------------------------------------------------------------
December 31                                                1997           1996
--------------------------------------------------------------------------------
Payroll and other employee-related costs                  $  682         $  688
Taxes other than on income                                   444            395
Accrued postretirement benefits cost
  (see Note 24)                                              341            356
Miscellaneous                                              2,849          2,355
                                                         -----------------------
                                                          $4,316         $3,794
================================================================================



                                     DUPONT                                 41

                          Notes to Financial Statements

                     (Dollars in millions, except per share)



18.  Long-Term Borrowings and Capital Lease Obligations

--------------------------------------------------------------------------------
December 31                                                   1997        1996
--------------------------------------------------------------------------------
U.S. dollar:
  Industrial development bonds due 2007-2026                $  333       $  334
  Medium-term notes due 1998-2005/1/                           437          516
  8.50% notes due 1998                                          --          301
  7.50% notes due 1999                                         301          302
  9.15% notes due 2000/2/                                      303          304
  6.00% debentures due 2001 ($660 face value,
   13.95% yield to maturity)                                   505          475
  6.50% notes due 2002                                         498           --
  6.75% notes due 2002                                         299          299
  8.00% notes due 2002                                         252          253
  8.50% notes due 2003/2/                                      300          300
  8.13% notes due 2004                                         331          330
  8.25% notes due 2006                                         282          282
  6.75% notes due 2007                                         499           --
  8.25% debentures due 2022                                    372          372
  7.95% debentures due 2023                                    299          299
  7.50% debentures due 2033                                    247          247
6.25% Swiss franc notes due 2000/3/                            103          103
Other loans (various currencies)
  due 1998-2008                                                475          266
Capital lease obligations                                       93          104
                                                           ---------------------
                                                            $5,929       $5,087
================================================================================
1  Average interest rates at December 31, 1997 and 1996, were 7.1 percent and
   7.0 percent, respectively.

2 The company entered into an interest rate swaption agreement for each of these notes as part of the program to manage the fixed and floating interest rate mix of total borrowings. Each agreement gives the swaption counterparty the one-time option to put the company into an interest rate swap with a notional amount of $300, whereby the company would, over the remaining term of the notes, receive fixed rate payments essentially equivalent to the fixed interest rate of the underlying notes, and pay the counterparty a floating rate of interest essentially equivalent to the rate the company pays on its commercial paper. If exercised, the swaptions would effectively convert the notes to a floating rate obligation over the remaining maturity of the notes. The premium received from the counterparties for these swaptions is being amortized to income, using the effective interest method, over the remaining maturity of the notes. The interest rate swaption agreement for the 9.15 percent notes due 2000 expired on April 15, 1997, without being exercised. The fair value and carrying value of these swaptions at December 31, 1997 and 1996, were not material.

3 Represents notes denominated as 150 million Swiss francs with a 6.25 percent Swiss franc fixed interest rate. Concurrent with the issuance of these notes, the company entered into an interest and principal currency swap that effectively established a $103 fixed principal amount with a 6.9 percent U.S. dollar fixed interest rate.

Average interest rates on industrial development bonds and on other loans (various currencies) were 6.1 percent and 7.0 percent at December 31, 1997, and
6.1 percent and 6.9 percent at December 31, 1996.

Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 1998, are $445, $523, $783 and $1,199 for the years 1999, 2000, 2001 and 2002, respectively.

The estimated fair value of the company's long-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities was $6,500 and $5,700 at December 31, 1997 and 1996, respectively.


19.  Other Liabilities

--------------------------------------------------------------------------------
December 31                                                  1997         1996
--------------------------------------------------------------------------------
Accrued postretirement benefits cost (see Note 24)          $5,867       $5,847
Reserves for employee-related costs                          1,102        1,159
Miscellaneous                                                1,950        1,444
                                                           ---------------------
                                                            $8,919       $8,450
================================================================================

20.  Minority Interests

In 1996 certain petroleum subsidiaries contributed assets with an aggregate fair value of $613 to Conoco Oil & Gas Associates L.P. (COGA) for a general partnership interest of 67 percent. The remaining 33 percent was purchased by Vanguard Energy Investors L.P. (Vanguard) as a limited partner. The net result of this transaction was to increase minority interests by $297.

Vanguard is entitled to a cumulative annual priority return on its investment and participation in residual earnings at rates established in the partnership agreement. The priority return rate, currently 6.52 percent, is negotiated every four years. Vanguard's share of COGA's earnings was $22 or 18 percent in 1997 and $18 or 17 percent in 1996.


21.  Stockholders' Equity

The company's common stock was split two-for-one effective May 15, 1997; all per share data and common stock information have been restated to reflect this split.



42                                   DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


In January 1997 the company approved plans to purchase and retire up to 20 million shares of common stock to offset dilution resulting from shares issued under its compensation programs. During the year, 5,833,100 shares were repurchased for $327 and retired under this program. In February 1998 the company purchased 6 million shares for $374 in a private placement transaction. The purchase price is subject to adjustment under the terms of the private placement agreement. In 1997, 509,778 shares were issued for 100 percent of the capital stock of Pfister Hybrid Corn Company. Also in 1997, 22.5 million shares were issued for 100 percent of the capital stock of Protein Technologies International (PTI). Immediately subsequent to the PTI transaction, 22.5 million shares were repurchased for $1,420 ($63.13 a share) in two private placement transactions. The purchase price for one transaction for 16 million shares is subject to adjustment under terms of the private placement agreement. The remaining 6.5 million shares were purchased from the DuPont Pension Trust Fund for $410.

Additional paid-in capital (compensation plans) includes $38 at December 31, 1997, related to amounts accrued for variable options.

In April 1995 the company redeemed 312 million shares of its common stock from Seagram for $8,775 ($28.13 per share), including warrants valued at $439. In addition, related costs of $14 were incurred. In July 1996 DuPont repurchased the warrants for $504. Coincident with the repurchase, the company retired 312 million shares of common stock held as treasury stock.

In the second quarter of 1995, the company sold through public and private offerings 54,678,750 shares of newly issued common stock for $1,747, including 15,578,750 shares that were sold to the DuPont Pension Trust Fund for $500 ($32.10 a share). The company also established a Flexitrust that will effect the sale or distribution of common stock to satisfy existing employee compensation and benefit programs. In May 1995 DuPont issued 48 million shares of common stock to the Flexitrust in return for a $1,612 promissory note and $14 in cash.


22.  Compensation Plans

From time to time, the Board of Directors has approved the adoption of a worldwide Corporate Sharing Program. Under these programs, essentially all employees received a one-time grant to acquire shares of DuPont common stock at the fair market value at the date of grant. Option terms are "fixed" and generally are exercisable one year after date of grant and expire 10 years from date of grant. There are no additional shares that may be subject to option under existing programs.

Stock option awards under the DuPont Stock Performance Plan may be granted to key employees of the company and may be "fixed" and/or "variable." The purchase price of shares subject to option is the fair value of the company's stock at the date of grant. In January 1997 a reload feature was added to the Stock Performance Plan to accelerate stock ownership by more effectively using stock options. Through February 13, 1999, optionees are eligible for reload options upon the exercise of stock options with the condition that shares received from the exercise are held for at least five years. A reload option is granted at the fair market value on the date of grant and has a term equal to the remaining term of the original option. The maximum number of reload options granted is limited to the number of shares subject to option in the original option times the original option price divided by the option price of the reload option. Generally, fixed options are fully exercisable from one to three years after date of grant and expire 10 years from date of grant. Beginning in 1998, shares otherwise receivable from the exercise of nonqualified options can be deferred as stock units for a designated future delivery.

During 1997 variable stock option grants were made to certain senior management. These options are subject to forfeiture if, within five years from the date of grant, the market price of DuPont common stock does not achieve a price of $75 per share for 50 percent of the options and $90 per share for the remaining 50 percent. At December 31, 1997, none of the outstanding variable options were exercisable.

The maximum number of shares that may be subject to option for any consecutive five-year period is 72 million shares. Subject to this limit, additional shares that may have been made subject to options for the years 1997, 1996 and 1995 were 56,842,462, 59,078,926 and 56,770,460, respectively.

Awards for 1997 under the DuPont Stock Performance Plan (granted to key employees in 1998) consisted of 5,377,304 fixed options to acquire DuPont common stock at the fair market value ($59.50 per share) on the date of grant. These options vest over a three-year period and, except for the last six months of the ten-year option term, are exercisable when the market price of DuPont common stock exceeds the option grant price by 20 percent.




                                     DUPONT                                 43

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


The following table summarizes activity for fixed and variable options for the last three years:

------------------------------------------------------------------------------
                                   Fixed                       Variable
                        ------------------------------------------------------
                            Number       Weighted-        Number     Weighted-
                             of           Average           of        Average
                           Shares          Price          Shares       Price
                        ------------------------------------------------------
January 1, 1995          42,729,694        $20.02           --          --
Granted                  26,521,722        $28.39           --          --
Exercised                 7,117,248        $18.03           --          --
Forfeited                   594,990        $22.76           --          --
------------------------------------------------------------------------------
December 31, 1995        61,539,178        $23.83           --          --
Granted                   5,674,188        $39.41           --          --
Exercised                17,754,052        $23.56           --          --
Forfeited                    93,186        $25.96           --          --
------------------------------------------------------------------------------
December 31, 1996        49,366,128        $25.73           --          --
Granted                  22,937,612        $52.82      4,926,900      $52.66
Exercised                 9,719,982        $24.47           --          --
Forfeited                 1,373,884        $47.85         95,600      $52.50
------------------------------------------------------------------------------
December 31, 1997        61,209,874        $35.58      4,831,300      $52.66
===============================================================================

Fixed options exercisable at the end of the last three years and the weighted-average fair value of fixed options granted are as follows:

--------------------------------------------------------------------------------
                                            1997         1996           1995
                                        ----------------------------------------
Options exercisable at year-end:
  Number of shares                      40,037,649    43,742,702     35,419,276
  Weighted-average price                    $26.50        $23.97         $20.47

Weighted-average fair value of
  options granted during the year           $12.91         $8.95          $5.94
================================================================================

The weighted-average fair value of variable options granted during 1997 was $13.08.

The fair value of options is calculated using the Black-Scholes option pricing model. Assumptions used were as follows:

--------------------------------------------------------------------------------
                                 1997                  1996          1995
                        --------------------------------------------------------
                          Fixed        Variable       Fixed         Fixed
                        --------------------------------------------------------

Dividend yield             2.2%          2.2%          2.6%          3.4%

Volatility                18.8%         18.6%         21.0%         20.6%

Risk-free

  interest rate            6.4%          6.4%          5.4%          7.6%

Expected life

  (years)                  5.6           5.7           6.0           4.5
================================================================================

The following table summarizes information concerning currently outstanding and exercisable fixed options. For total variable options outstanding at December 31, 1997, the weighted-average remaining contractual life was 9.1 years.


--------------------------------------------------------------------------------
                                 Exercise      Exercise    Exercise     Exercise
                                  Price         Price        Price       Price
                                 $13.17-        $22.63-     $35.00-     $52.66-
December 31, 1997                 $19.63        $33.88      $52.50      $64.75
--------------------------------------------------------------------------------
Options outstanding             11,036,697    23,521,320   24,517,251  2,134,606
Weighted-avg. remaining
  contractual life (years)             2.7           6.3          8.9        9.0
Weighted-avg. price                 $18.51        $26.81       $49.92     $55.90
Options exercisable             11,036,697    23,521,320    4,824,875    654,757
Weighted-avg. price                 $18.51        $26.81       $39.38     $55.27
================================================================================

The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for fixed options. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," was issued in 1995. The company has elected not to adopt the optional recognition provisions of SFAS No. 123. The table below sets forth pro forma information as if the company had adopted these recognition provisions.

--------------------------------------------------------------------------------
                                                  1997       1996        1995
--------------------------------------------------------------------------------
Reduction of:
  Net Income                                      $199       $ 34        $100
  Earnings per share
    Basic                                         $.18       $.03        $.09
    Diluted                                       $.17       $.03        $.08
================================================================================


Compensation expense recognized in income for stock-based employee compensation awards was $65, $22 and $16 for 1997, 1996 and 1995, respectively.

Awards under the Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, consideration being given to ability to succeed to more important managerial responsibility. Such awards were $268 for 1997, $233 for 1996 and $240 for 1995. Amounts credited to the Variable Compensation Fund are dependent on company earnings and are subject to maximum limits as defined by the plan. The amounts credited to the fund were $265 in 1997, $230 in 1996 and $240 in 1995. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 1,668,211 shares of common stock are awaiting delivery from awards for 1997 and prior years.





44                                   DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)



23.  Investment Activities

Purchases of property, plant and equipment in 1997 includes $929 for natural gas properties in South Texas.

Investment in affiliates in 1997 includes $1,711 for the September 1997 purchase of a 20 percent interest in Pioneer Hi-Bred International. Pioneer develops, produces and markets hybrids of corn and varieties of soybeans. For accounting purposes, the acquisition has been treated as a purchase. Of the $1,711 purchase price, $903 was allocated to purchased in-process research and development and the remainder was allocated based on fair values to assets and liabilities of Pioneer, principally intangible assets, for purposes of determining equity in earnings.

Protein Technologies International was purchased on December 1, 1997. PTI is a global supplier of soy proteins and applied technology to the food and paper processing industries. 22,500,000 shares of DuPont common stock were issued in this transaction with a fair value of $1,297. In addition, related costs of $4 were incurred. For accounting purposes, the acquisition has been treated as a purchase. Based on preliminary estimates that are subject to revision, the purchase price has been allocated as follows: cash $47; other current assets $158; noncurrent assets $897; in-process research and development $500; and liabilities assumed $301, including $188 of debt.

The company purchased ICI's global polyester intermediates and resins businesses on December 31, 1997, for a cash payment of $1,240. As part of the transaction, the company acquired a 70 percent interest in an ICI subsidiary that had approximately $225 in long-term borrowings at December 31, 1997. For accounting purposes, the acquisition has been treated as a purchase. Based on preliminary estimates that are subject to revision, the purchase price has been allocated as follows: current assets $116; non-current assets $1,444; in-process research and development $75; and liabilities assumed $395, including $251 of debt.

The operating results of Pioneer, PTI, and the polyester intermediates and resins businesses of ICI have been included in consolidated results from their respective dates of acquisition. Excluding the effect of the $1,478 charge associated with purchased in-process research and development, unaudited pro forma results, assuming these acquisitions had all taken place on January 1, 1996, indicate that net income and earnings per share in 1996 and 1997 would be reduced approximately 4 percent from amounts reported for these periods, principally reflecting additional interest expense that would have been incurred if borrowings used to finance these acquisitions had been outstanding from the beginning of each year at the interest rates that would have been applicable to borrowings during these periods.

Note 5 provides information on purchased in-process research and development in connection with the Pioneer, PTI and ICI purchases.

In February 1998, DuPont acquired ICI's global polyester films business for $650. The acquisition, accounted for under the purchase method, consisted of film manufacturing facilities located in the United Kingdom, United States, Japan and The Netherlands, and related technology and inventories. The results of this business will be reported in the Diversified Businesses segment. The unaudited pro forma effect on net income and earnings per share for 1996 and 1997 is not material.

Proceeds from sales of assets in 1997 principally include: (a) $175 from collection of a note from The Sterling Group, Inc. received in connection with their purchase of the Diagnostic Imaging business in 1996; (b) $125 from DuPont Merck for sale of its generic and multisource product lines; and (c) $62 from the sale of the NEN Life Sciences Products to Genstar Capital LLC. Sales of other chemicals and specialties businesses and assets total $196, and proceeds from sales of various petroleum properties were $565, including $272 from the sale of certain North Sea properties.

Proceeds from sales of assets in 1996 principally include $570 from the sales of Medical Products businesses, $390 from the formation of the elastomers joint venture, and $275 from the sales of various petroleum properties. Assets sold in connection with these sales amounted to $1,163, of which $644 was for property, plant and equipment, with the remainder being primarily working capital. In 1995 there were no individually material items included in sales of assets.

Payments for businesses acquired in 1996 principally relate to the purchase of commercial floorcovering distribution and installation companies.


                                                                              45
                                     DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


24.  Other Postretirement Benefits

The parent company and certain subsidiaries provide medical, dental and life insurance benefits to pensioners and survivors. The associated plans are unfunded, and approved claims are paid from company funds. Under the terms of these plans, the company reserves the right to change, modify or discontinue the plans.

Other postretirement benefits cost includes the following components:

--------------------------------------------------------------------------------
                                               Health        Life
1997                                            Care       Insurance      Total
                                               ---------------------------------
Service cost--benefits allocated
  to current period                            $  50         $  11        $  61
Interest cost on accumulated
  postretirement benefit obligation              280            73          353
Amortization of net gains and prior
  service credit                                 (91)           (1)         (92)
                                               ---------------------------------
Other postretirement benefits cost             $ 239         $  83        $ 322
                                               =================================
1996

Service cost--benefits allocated
  to current period                            $  51         $  17        $  68
Interest cost on accumulated
  postretirement benefit obligation              259            74          333
Amortization of net gains and prior
  service credit                                (102)           (1)        (103)
                                               ---------------------------------
Other postretirement benefits cost             $ 208         $  90        $ 298
                                               =================================
1995

Service cost--benefits allocated
  to current period                            $  39         $  13        $  52
Interest cost on accumulated
  postretirement benefit obligation              274            78          352
Amortization of net gains and prior
  service credit                                (133)           (1)        (134)
                                               ---------------------------------
Other postretirement benefits cost             $ 180         $  90        $ 270
================================================================================

The higher health care costs in 1997 and 1996 versus 1995 were due to the discount rate and health care trends used to determine the accumulated postretirement benefit obligation. In 1996 the company recorded a curtailment gain of $115 related to business divestitures, joint venture activity and other business restructurings.

The following provides a reconciliation of the accumulated postretirement benefit obligation to the liabilities reflected in the balance sheet at December 31, 1997 and 1996:

--------------------------------------------------------------------------------------------------
                                                           Health           Life
1997                                                        Care          Insurance        Total
                                                          ----------------------------------------
Accumulated postretirement benefit obligation for:
  Current pensioners and survivors                        $(2,623)        $  (747)        $(3,370)
  Fully eligible employees                                   (188)             --            (188)
  Other employees                                          (1,014)           (319)         (1,333)
                                                          ----------------------------------------
                                                           (3,825)         (1,066)         (4,891)
Unrecognized net loss (gain)                                 (706)             96            (610)
Unrecognized prior service credit                            (707)             --            (707)
                                                          ----------------------------------------
Accrued postretirement benefits cost                      $(5,238)        $  (970)        $(6,208)
                                                          ========================================
Amount included in Other
  Accrued Liabilities (see Note 17)                                                       $   341
                                                                                          --------
Amount included in Other Liabilities
  (see Note 19)                                                                           $ 5,867
                                                                                          --------











1996

Accumulated postretirement benefit obligation for:
  Current pensioners and survivors                        $(2,661)        $  (676)        $(3,337)
  Fully eligible employees                                   (195)             --            (195)
  Other employees                                            (908)           (287)         (1,195)
                                                          ----------------------------------------
                                                           (3,764)           (963)         (4,727)
Unrecognized net loss (gain)                                 (714)             13            (701)
Unrecognized prior service credit                            (775)             --            (775)
                                                          ----------------------------------------
Accrued postretirement benefits cost                      $(5,253)        $  (950)        $(6,203)
                                                          ========================================
Amount included in Other
  Accrued Liabilities (see Note 17)                                                       $   356
                                                                                          --------
Amount included in Other Liabilities
  (see Note 19)                                                                           $ 5,847
==================================================================================================

The health care accumulated postretirement benefit obligation was determined at December 31, 1997 and 1996, using a health care escalation rate of 8 percent decreasing to 5 percent over 8 years. The assumed long-term rate of compensation increase used for life insurance was 5 percent. The discount rate was 7 percent at December 31, 1997, and 7.75 percent at December 31, 1996. A one-percentage-point increase in the health care cost escalation rate would have increased the accumulated postretirement benefit obligation by $405 at December 31, 1997, and the 1997 other postretirement benefit cost would have increased by $42.

46
                                     DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)



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

Net pension cost (credit) for defined benefit plans includes the following components:

-----------------------------------------------------------------------------------------------------
                                     1997                   1996                   1995
                               ----------------------------------------------------------------------
Service cost--benefits
  earned during the period                 $ 388                $   382                  $   292
Interest cost on projected
  benefit obligation                       1,211                  1,173                    1,140
Return on assets:
  Actual (gain)                $(3,391)                $(2,477)                $(3,417)
  Deferred gain (loss)           1,876    (1,515)        1,017   (1,460)         2,082    (1,335)
                               -------                 -------                 -------
Amortization of net gains
  and prior service cost                     (58)                   (72)                    (108)
                                         -------                -------                  -------
Net pension cost (credit)                $    26                $    23                  $   (11)
=====================================================================================================

The change in the annual pension cost (credit) was primarily due to the discount rate used to determine the present value of future benefits and the return on pension trust assets. In 1996, the company recorded a curtailment loss of $88 related to business divestitures, joint venture activity and other business restructurings.

The funded status of these plans was as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                           Fully Funded                                Partially Funded
                                           ------------------------------------------------------------------------------------
December 31                                          1997                   1996                  1997                   1996
-------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                $(13,817)            $(12,584)              $(1,487)              $(1,152)
                                           --------             --------               -------               -------
  Accumulated benefit obligation           $(14,283)            $(13,073)              $(1,537)              $(1,207)
                                           --------             --------               -------               -------
  Projected benefit obligation                        $(16,601)            $(15,085)             $(1,935)              $(1,597)
Plan assets at fair value                               19,355               17,654                  538                   379
                                                      --------             --------              -------               -------
Plan assets in excess of (less than)
  projected benefit obligation                           2,754                2,569               (1,397)               (1,218)
Unrecognized net (gain) loss*                           (1,698)              (1,493)                 551                   388
Unrecognized prior service cost                            617                  684                  153                   145
Additional minimum liability                                 -                    -                 (403)                 (329)
                                                      --------             --------              -------               -------
Accrued pension asset (liability)                       $1,673               $1,760              $(1,096)              $(1,014)
===============================================================================================================================

* Includes the unamortized balance of $(835) and $(1,000) for fully funded plans and $3 and $14 for partially funded plans at December 31, 1997 and 1996, respectively, of unrecognized net (gain) loss at January 1, 1985, the initial application date of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions."


                                                                              47
                                     DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


For U.S. plans, the projected benefit obligation was determined using a discount rate of 7 percent at December 31, 1997, and 7.75 percent at December 31, 1996, and an assumed long-term rate of compensation increase of 5 percent. The assumed long-term rate of return on plan assets is 9 percent. Plan assets consist principally of common stocks, including 9,715,087 shares of DuPont at December 31, 1997, and U.S. government obligations. For non-U.S. plans, no one of which was material, similar economic assumptions were used.

In the United States, federal law permits employers to transfer some of the excess funds from an overfunded pension plan to pay a company's portion of certain retiree health care costs. Accordingly, on December 31, 1997, $250 was transferred with respect to eligible 1997 costs. This action had no impact on earnings.


26.  Derivatives and Other Hedging Instruments

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

In addition, the company from time to time will enter into forward exchange contracts to establish with certainty the functional currency amount of future firm commitments denominated in another currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. At December 31, 1997, the company had 11 open forward exchange contracts designated as hedges of firm foreign currency commitments. Deferred losses associated with these contracts were not material. Forward exchange contracts are also used to manage near-term foreign currency cash requirements and to place foreign currency deposits and marketable securities investments into currencies offering favorable returns. Net cash inflow (outflow) from settlement of forward exchange contracts was $146, $(192) and $195 for the years 1997, 1996 and 1995, respectively.

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

Under interest and principal currency swaps, the company receives predetermined foreign currency-denominated payments



48
                                    DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


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

An interest and principal currency swap was outstanding at December 31, 1997 and 1996, that effectively converted a 150 million Swiss franc borrowing with a 6.25 percent Swiss franc fixed interest rate and a maturity of 2000 to a U.S. dollar fixed principal amount of $103 with a 6.9 percent U.S. dollar fixed interest rate. The fair value of this swap at December 31, 1997 and 1996, was not material.

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

The face amount of structured medium-term financings outstanding was $50 and $135 at December 31, 1997 and 1996, respectively. The weighted-average interest rate and weighted-average maturity was 5.6 percent and 5.8 percent, and 7.8 years and 3.8 years, at December 31, 1997 and 1996, respectively. The fair value of the structured medium-term swap associated with these financings at December 31, 1997 and 1996, was not material.

It is the company's policy that foreign currency bonds and structured medium-term notes will not be issued unless a hedge of the market risks inherent in such borrowings is executed simultaneously with a management-approved, highly creditworthy counterparty to provide a fully hedged transaction.

Interest rate financial instruments did not have a material effect on the company's overall cost of borrowing at December 31, 1997 and 1996.

See also Notes 16 and 18 for additional descriptions of interest rate financial instruments.

Summary of Outstanding Derivative Financial Instruments

Set forth below is a summary of the notional amounts, estimated fair values and carrying amounts of outstanding financial instruments at December 31, 1997 and 1996.

Notional amounts represent the face amount of the contractual arrangements and are not a measure of market or credit exposure. Estimated fair value of forward exchange contracts is based on market prices for contracts of comparable time to maturity. Carrying amounts represent the receivable (payable) recorded in the Consolidated Balance Sheet. See also Notes 9, 10, 14, 15, 16 and 18 for fair values and carrying amounts of other financial instruments.


Notional Amount, Estimated Fair Value and Carrying Amount
of Outstanding Derivative Financial Instruments
------------------------------------------------------------------------------
                                                Notional  Estimated   Carrying
Type of Instrument                               Amount   Fair Value   Amount
------------------------------------------------------------------------------
Forward Exchange Contracts
  December 31, 1997                             $  8,621    $  (3)     $  16
               1996                                7,597      (30)       (52)
==============================================================================

Estimated fair values shown above only represent the value of the hedge component of these transactions, and thus are not indicative of the fair value of the company's overall hedged position. The estimated fair value of the company's total debt portfolio, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $12,700 and $9,600 at December 31, 1997 and 1996, respectively. The increase in fair value in 1997 was primarily due to higher borrowing levels.

                                                                              49
                                     DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


Commodity Price Risk

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on anticipated crude oil, refined products and natural gas transactions and certain raw material purchases.

Commodity trading in petroleum futures contracts is a natural extension of cash market trading and is used to physically acquire a portion of refining crude supply requirements. The commodity futures market has underlying principles of increased liquidity and longer trading periods than the cash market and is one method of reducing exposure to the price risk inherent in the petroleum business. Typically, trading is conducted to manage price risk around near-term supply requirements.

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

On a limited basis, the company also purchases and sells petroleum- and other energy-based futures contracts for trading purposes. After-tax gain/loss from such trading has not been material. The fair value of outstanding derivative commodity instruments at December 31, 1997 and 1996, was not material.


27.  Commitments and Contingent Liabilities

The company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $361, $304, $225, $185 and $161 for the years 1998, 1999, 2000, 2001 and 2002, respectively, and $884 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $141. Rental expense under operating leases was $382 in 1997, $354 in 1996 and $339 in 1995.

In June 1997, DuPont formed alliances with Computer Sciences Corporation (CSC) and Andersen Consulting. CSC operates a majority of DuPont's global information systems and technology infrastructure and provides selected applications and software services. Andersen Consulting provides information systems solutions designed to enhance DuPont's manufacturing, marketing, distribution and customer service for its chemicals businesses. The total dollar value of the contracts is in excess of $4,000 over 10 years. Minimum payments due under the contracts are:
$336, $275, $221, $182 and $174 for the years 1998, 1999, 2000, 2001 and 2002, respectively, and a total of $711 thereafter.

The company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market. In addition, at December 31, 1997, the company had an obligation to purchase natural gas at prices that were in excess of year-end 1997 market prices. No material annual loss is expected from this long-term commitment.

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

During 1991 the company initiated a stop-sale and recall of Benlate(R) 50 DF fungicide. About 80 of the more than 700 cases filed against the company in connection with the recall remain, the rest having been disposed of by trial, dismissal or settlement. In the fourth quarter of 1995, DuPont and the other major defendants in litigation concerning allegedly defective plumbing systems made with polybutylene pipe and acetal fittings settled two of several national class actions. The company's liability in the settled actions is limited to 10 percent of the cost of repairing plumbing systems up to a total company payout of $120. The related liability for each of these matters included in the Consolidated Balance Sheet is not reduced by the amounts of any expected insurance recoveries. Adverse changes in estimates for such costs could result in additional future charges.

The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental

50
                                     DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


remediation activities consistent with the policy set forth in Note 1. At December 31, 1997, such accrual amounted to $561 and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the consolidated financial position of the company.

The company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 1997, these indirect guarantees totaled $29, and the company had directly guaranteed $1,756 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees.



28.  Geographic Information
---------------------------------------------------------------------------------------------------
                                                       United                 Other
                                                       States     Europe      Regions  Consolidated
                                                       --------------------------------------------
1997
Sales to Unaffiliated Customers/1/                     $24,648     $15,389    $5,042       $45,079
Transfers Between Geographic Areas/2/                    3,108         625       832             -
                                                       --------------------------------------------
   Total                                               $27,756     $16,014    $5,874       $45,079
                                                       ============================================
After-Tax Operating Income                             $ 1,346     $ 1,306    $  126       $ 2,778
Identifiable Assets at December 31                     $20,015     $11,346    $5,242       $36,603
                                                       --------------------------------------------

1996
Sales to Unaffiliated Customers/1/                     $22,969     $16,045    $4,796       $43,810
Transfers Between Geographic Areas/2/                    2,699         753       671             -
                                                       --------------------------------------------
   Total                                               $25,668     $16,798    $5,467       $43,810
                                                       ============================================
After-Tax Operating Income                             $ 2,688     $ 1,144    $  186       $ 4,018
Identifiable Assets at December 31                     $17,230     $10,973    $4,462       $32,665
                                                       --------------------------------------------

1995
Sales to Unaffiliated Customers/1/                     $21,534     $15,859    $4,770       $42,163
Transfers Between Geographic Areas/2/                    2,406         755       605           -
                                                       --------------------------------------------
   Total                                               $23,940     $16,614    $5,375       $42,163
                                                       ============================================
After-Tax Operating Income                             $ 2,414     $ 1,161    $  169       $ 3,744
Identifiable Assets at December 31                     $17,387     $10,879    $4,149       $32,415
===================================================================================================

1 Sales outside the United States of products manufactured in and exported from the United States totaled $4,005 in 1997, $3,826 in 1996 and $4,289 in 1995.
2 Products are transferred between geographic areas on a basis intended to reflect as nearly as practicable the "market value" of the products.


                                                                              51
                                       DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


29.  Industry Segment Information

The company has six principal segments that manufacture and sell a wide range of products to many different markets, including energy, transportation, textile, construction, automotive, electronics, printing, health care, packaging and agricultural products. The company sells its products worldwide, however, about 52 percent and 34 percent of sales are made in the United States and Europe, respectively. Major products by segment include: Chemicals (specialty chemicals, white pigment and mineral products, fluorochemicals and nylon intermediates); Fibers (textile, industrial and carpet nylon, Dacron(R) polyester, Lycra(R) brand spandex, nonwovens and aramids); Polymers (automotive finishes, elastomers, fluoropolymers, Corian(R) surfaces, packaging and industrial polymers, and engineering polymers); Petroleum (crude oil, natural gas and refined products), Life Sciences (agricultural products and pharmaceuticals), and Diversified Businesses (photopolymers and electronic materials, printing industry products, polyester films, intermediates and resins, and coal). The company's sales are not materially dependent on a single customer or small group of customers. The Fibers and Polymers segments, however, have several large customers in their respective industries that are important to these segments' operating results.


--------------------------------------------------------------------------------------------------------------------------
                                                                                         Life   Diversified
                                            Chemicals   Fibers   Polymers  Petroleum   Sciences  Businesses  Consolidated
                                          --------------------------------------------------------------------------------
1997
Sales to Unaffiliated Customers/1/            $4,267    $7,680    $6,830    $20,990/2/   $2,518    $2,794      $ 45,079
Transfers Between Segments                       215        23       225        420          --        42            --
                                          --------------------------------------------------------------------------------
   Total                                      $4,482    $7,703    $7,055    $21,410      $2,518    $2,836      $ 45,079
                                          --------------------------------------------------------------------------------
Operating Profit                              $  864    $1,494    $1,319    $ 1,928      $ (123)   $ (128)     $  5,354
Provision for Income Taxes                      (313)     (541)     (511)      (899)       (118)       33        (2,349)
Equity in Earnings of Affiliates                  49        27       116         39        (545)       87          (227)
                                          --------------------------------------------------------------------------------
After-Tax Operating Income/3/                 $  600    $  980    $  924    $ 1,068      $ (786)   $   (8)     $  2,778/4/
                                          --------------------------------------------------------------------------------
Identifiable Assets at December 31            $3,684    $7,118    $4,854    $13,822      $3,380    $3,745      $ 36,603/5/
                                          --------------------------------------------------------------------------------
Depreciation, Depletion and Amortization      $  310    $  555    $  313    $ 1,070      $   86    $  157      $  2,491/6/
Capital Expenditures                          $  429    $  782    $  570    $ 2,771      $  119    $  229      $  4,900/7/
==========================================================================================================================
1996
Sales to Unaffiliated Customers/1/            $4,141    $7,204    $6,699    $20,166/2/   $2,472    $3,128      $ 43,810
Transfers Between Segments                       190        22       213        413          --        52            --
                                          --------------------------------------------------------------------------------
   Total                                      $4,331    $7,226    $6,912    $20,579      $2,472    $3,180      $ 43,810
                                          --------------------------------------------------------------------------------
Operating Profit                              $  808    $1,247    $1,306    $ 1,818      $  436    $  257      $  5,872
Provision for Income Taxes                      (301)     (455)     (489)      (933)       (254)      (90)       (2,522)
Equity in Earnings of Affiliates                  56        10        92        (25)        497        38           668
                                          --------------------------------------------------------------------------------
After-Tax Operating Income/8/                 $  563    $  802    $  909    $   860      $  679    $  205      $  4,018/4/
                                          --------------------------------------------------------------------------------
Identifiable Assets at December 31            $3,723    $6,805    $4,535    $13,018      $2,033    $2,551      $ 32,665/5/
                                          --------------------------------------------------------------------------------
Depreciation, Depletion and Amortization      $  330    $  609    $  350    $ 1,128      $   83    $  219      $  2,719/6/
Capital Expenditures                          $  338    $  611    $  446    $ 1,616      $   93    $  213      $  3,317/7/
==========================================================================================================================
1995
Sales to Unaffiliated Customers/1/            $4,181    $7,215    $7,037    $17,660/2/   $2,322    $3,748      $ 42,163
Transfers Between Segments                       248        31       208        298          --        46            --
                                          --------------------------------------------------------------------------------
   Total                                      $4,429    $7,246    $7,245    $17,958      $2,322    $3,794      $ 42,163
                                          --------------------------------------------------------------------------------
Operating Profit                              $  947    $1,199    $1,244    $ 1,257      $  468    $  283      $  5,398
Provision for Income Taxes                      (360)     (435)     (465)      (660)       (202)      (82)       (2,204)
Equity in Earnings of Affiliates                  64        41        50         22         322        51           550
                                          --------------------------------------------------------------------------------
After-Tax Operating Income/9/                 $  651    $  805    $  829    $   619      $  588    $  252      $  3,744/4/
                                          --------------------------------------------------------------------------------
Identifiable Assets at December 31            $3,643    $6,305    $4,678    $12,634      $1,935    $3,220      $ 32,415/5/
                                          --------------------------------------------------------------------------------
Depreciation, Depletion and Amortization      $  352    $  626    $  362    $ 1,111      $   91    $  281      $  2,823/6/
Capital Expenditures                          $  417    $  593    $  399    $ 1,714      $   73    $  198      $  3,394/7/
==========================================================================================================================


52                                   DUPONT

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


1 Sales of refined petroleum products of $15,115 in 1997, $15,169 in 1996 and $13,938 in 1995 exceeded 10 percent of consolidated sales.

2 Excludes crude oil and refined product exchanges and trading transactions totaling $4,249 in 1997, $3,549 in 1996 and $2,299 in 1995.

3  Includes the following (charges):


Petroleum/a/                                                           $    (6)
Life Sciences/b/                                                        (1,393)
Diversified Businesses/c/                                                 (283)
                                                                          ------
                                                                       $(1,682)
================================================================================

  a Includes charges of $112 for impairment of nonrevenue producing properties and $55 for a write-down of an office building held for sale, substantially offset by a $161 gain on the sale of certain North Sea properties.

  b Includes charges of $1,403 for acquired in-process research and development relating to the Pioneer transaction ($903) and PTI transaction ($500) and $62 associated with the Benlate(R) 50 DF fungicide recall, partly offset by a $72 gain on the sale by DuPont Merck of its generic and multisource product lines.

  c Includes charges of $220 associated with the planned divestiture of certain printing and publishing businesses and $63 for acquired in-process research and development relating to the ICI polyester intermediates and resins transaction.

4 The following reconciles After-Tax Operating Income to Net Income:

--------------------------------------------------------------------------------
                                                      1997      1996      1995
                                                    ----------------------------
After-Tax Operating Income                           $2,778    $4,018    $3,744
Interest and Other Corporate
  Expenses Net of Tax*                                 (373)     (382)     (451)
                                                    ----------------------------
Net Income                                           $2,405    $3,636    $3,293
================================================================================

   *Includes interest and debt expense and other corporate expenses such as exchange gains and losses (including the company's share of equity affiliates' exchange gains and losses).

 5 The following reconciles Identifiable Assets to Total Assets:

--------------------------------------------------------------------------------
                                             1997         1996         1995
                                          --------------------------------------
Identifiable Assets at December 31         $36,603        $32,665       $32,415
Investment in Affiliates                     3,477          2,278         1,846
Corporate Assets                             2,862          2,927         2,938
                                          --------------------------------------
Total Assets at December 31                $42,942        $37,870       $37,199
================================================================================

 6 Includes depreciation on research and development facilities and impairment of unproved properties; excludes write-down of assets discussed in Note 6.

 7 Excludes investments in affiliates and payments for businesses acquired. See
   Note 23 for discussion of 1997 strategic acquisitions in the Life Sciences and Diversified Businesses segments.



8 Includes the following (charges) benefits:

Chemicals/a/                                                              $ (21)
Fibers/a/                                                                   (32)
Polymers/b/                                                                  55
Petroleum/c/                                                                (41)
Life Sciences/d/                                                           (110)
Diversified Businesses/e/                                                    48
                                                                          ------
                                                                          $(101)
================================================================================

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

  d Charge associated with the Benlate(R) 50 DF fungicide recall.

  e Includes gains of $41 from the sale of certain medical products businesses and $33 related to sale of stock received in connection with the previously sold connector systems business, and a charge of $26, principally employee separation costs outside the United States, associated with the printing and publishing business.

9 Includes the following (charges) benefits/a/:
--------------------------------------------------------------------------------
Chemicals                                                                $  10
Fibers                                                                      31
Polymers/b/                                                                (35)
Petroleum/c/                                                               (45)
Life Sciences/d/                                                           (63)
Diversified Businesses/e/                                                  (12)
                                                                         -------
                                                                         $(114)
================================================================================

  a Includes a benefit of $69 principally from adjustments in estimates associated with the third quarter 1993 restructuring charge. The $69 is reflected in Chemicals ($10), Fibers ($31), Polymers ($3), and Diversified Businesses ($25).

  b Includes a charge of $38 for costs to settle certain plumbing systems litigation.

  c  Charge for write-down of certain North American and European assets.

  d  Charge associated with the Benlate(R) 50 DF fungicide recall.

  e Includes a charge of $24 for printing and publishing operations, principally for employee separation costs in Europe, and a litigation provision of $13 related to a previously sold business.

See segment discussions on pages 8-9 and 17-23 for a description of each industry segment. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products.



                                     DUPONT                                   53

                           Supplemental Petroleum Data

                              (Dollars in millions)


Oil and Gas Producing Activities

"Supplemental Petroleum Data" disclosures are presented in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities." Accordingly, volumes of reserves and production exclude royalty interests of others, and royalty payments are reflected as reductions in revenues.


Results of Operations for Oil and Gas Producing Activities
-----------------------------------------------------------------------------------------------------------------------

                                                         Total Worldwide                       United States
                                                 ----------------------------------------------------------------------
                                                   1997        1996        1995        1997         1996        1995
                                                 ----------------------------------------------------------------------
Consolidated Companies

Revenues:
  Sales to unaffiliated customers                 $ 2,603     $ 2,479     $ 1,863     $   787     $   621     $   443
  Transfers to other company operations               849         927         862         272         363         386
Exploration, including dry hole costs                (412)       (374)       (275)       (101)       (131)        (80)
Production                                           (854)       (755)       (727)       (320)       (297)       (287)

Depreciation, depletion, amortization and
  valuation provisions                               (872)       (800)       (727)       (279)       (302)       (290)
Other /2/                                             321          69          82         106          48          48
Income taxes                                         (847)       (912)       (626)       (109)        (47)        (24)
                                                 ----------------------------------------------------------------------
Total consolidated companies                          788         634         452         356         255         196
                                                 ----------------------------------------------------------------------

Equity Affiliates
Results of operations of equity affiliates             34          36          12          11          11          --
                                                 ----------------------------------------------------------------------
Total                                             $   822     $   670     $   464     $   367     $   266     $   196
=======================================================================================================================


-----------------------------------------------------------------------------------------------------------------------
                                                               Europe                         Other Regions
                                                -----------------------------------------------------------------------
                                                    1997       1996       1995         1997       1996       1995
                                                -----------------------------------------------------------------------
Consolidated Companies

Revenues:
  Sales to unaffiliated customers                 $ 1,181     $ 1,204     $   817     $   635     $   654     $   603
  Transfers to other company operations               577         566         477          --          (2)         (1)
Exploration, including dry hole costs                (131)       (156)       (134)       (180)        (87)        (61)

Production                                           (409)       (372)       (347)       (125)        (86)        (93)
Depreciation, depletion, amortization and
  valuation provisions                               (419)       (443)       (362)       (174)/1/     (55)        (75)
Other /2/                                             215          (1)         31          --          22           3

Income taxes                                         (393)       (436)       (242)       (345)       (429)       (360)
                                                -----------------------------------------------------------------------
Total consolidated companies                          621         362         240        (189)         17          16
                                                -----------------------------------------------------------------------

Equity Affiliates

Results of operations of equity affiliates             29          25          12          (6)         --          --
                                                -----------------------------------------------------------------------
Total                                              $  650     $   387     $   252     $  (195)    $    17     $    16
=======================================================================================================================


1 Includes a charge of $112 for impairment of nonrevenue producing properties.

2 Includes gain (loss) on disposal of fixed assets and other miscellaneous revenues and expenses.



54                                   DUPONT

                           Supplemental Petroleum Data

                              (Dollars in millions)

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development
Activities/1/
-----------------------------------------------------------------------------------------------------------------------
                                                         Total Worldwide                      United States
                                                 ----------------------------------------------------------------------
                                                    1997        1996       1995        1997        1996         1995
                                                 ----------------------------------------------------------------------
Consolidated Companies
Property acquisitions:
  Proved/2/                                       $   152     $    21     $    96     $   148     $    14     $    95
  Unproved                                            831          42          58         723/3/       41          29
Exploration                                           450         445         358         107         144         128
Development                                           921         828         745         289         203         242
                                                 ----------------------------------------------------------------------
Total consolidated companies                        2,354       1,336       1,257       1,267         402         494
                                                 ----------------------------------------------------------------------

Equity Affiliates

Development                                           269          22          29          18           8          19
                                                 ----------------------------------------------------------------------
Total equity affiliates                               269          22          29          18           8          19
                                                 ----------------------------------------------------------------------
Total                                             $ 2,623     $ 1,358     $ 1,286     $ 1,285     $   410     $   513
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
                                                               Europe                         Other Regions
                                                -----------------------------------------------------------------------
                                                    1997       1996         1995       1997        1996         1995
                                                -----------------------------------------------------------------------
Consolidated Companies
Property acquisitions:
  Proved/2/                                       $     -    $     -      $     -     $     4     $     7     $     1
  Unproved                                             95          -            1          13           1          28
Exploration                                           135        169          159         208         132          71
Development                                           568        543          463          64          82          40
                                                -----------------------------------------------------------------------
Total consolidated companies                          798        712          623         289         222         140
                                                -----------------------------------------------------------------------

Equity Affiliates

Development                                             2         14           10         249/4/        -           -
                                                -----------------------------------------------------------------------
Total equity affiliates                                 2         14           10         249           -           -
                                                -----------------------------------------------------------------------
Total                                             $   800    $   726      $   633     $   538     $   222     $   140
=======================================================================================================================

1 These data comprise all costs incurred in the activities shown, whether capitalized or charged to expense at the time they were incurred.
2 Excludes properties acquired through property exchanges.
3 Includes acquisition costs associated with gas reserves acquired in the South
  Texas Lobo Trend.
4 Includes Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.



Capitalized Costs Relating to Oil and Gas Producing Activities
------------------------------------------------------------------------------------------------------------
                                                         Total Worldwide             United States
                                                 -----------------------------------------------------------
                                                   1997      1996       1995      1997     1996      1995
                                                 -----------------------------------------------------------
Consolidated Companies

Gross costs:
  Proved properties                               $12,420   $11,914   $11,023   $ 4,676   $ 4,255   $ 4,440
  Unproved properties                               1,491       913       883       774/1/    262       251
Accumulated depreciation, depletion,
  amortization and valuation allowances:
  Proved properties                                 6,940     6,729     6,290     2,836     2,739     2,822
  Unproved properties                                 261       157       156        71        77        76
                                                 -----------------------------------------------------------
Total net costs of consolidated companies           6,710     5,941     5,460     2,543     1,701     1,793
                                                 -----------------------------------------------------------
Equity Affiliates
Net costs of equity affiliates:
  Proved properties                                   464       217       223        68        55        60
                                                 -----------------------------------------------------------
Total                                             $ 7,174   $ 6,158   $ 5,683   $ 2,611   $ 1,756   $ 1,853
============================================================================================================

------------------------------------------------------------------------------------------------------------
                                                              Europe                         Other Regions
                                                 -----------------------------------------------------------
                                                    1997      1996     1995       1997     1996      1995
                                                 -----------------------------------------------------------
Consolidated Companies
Gross costs:
  Proved properties                               $ 6,276   $ 6,268   $ 5,220   $ 1,468   $ 1,391   $ 1,363
  Unproved properties                                 432       444       439       285       207       193
Accumulated depreciation, depletion,
  amortization and valuation allowances:
  Proved properties                                 3,001     2,947     2,425     1,103     1,043     1,043
  Unproved properties                                   7         7         7       183        73        73
                                                 -----------------------------------------------------------
Total net costs of consolidated companies           3,700     3,758     3,227       467       482       440
                                                 -----------------------------------------------------------

Equity Affiliates

Net costs of equity affiliates:
  Proved properties                                   147       162       163       249/2/      -         -
                                                 -----------------------------------------------------------
Total                                             $ 3,847   $ 3,920   $ 3,390   $   716   $   482   $   440
============================================================================================================


1 Includes costs associated with gas reserves acquired in the South Texas Lobo
  Trend.
2 Includes Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.


                                     DUPONT                                  55

                          Supplemental Petroleum Data

                            (In millions of barrels)


Estimated Proved Reserves of Oil/1/

-------------------------------------------------------------------------------------------------------
                                                Total Worldwide                  United States
                                       ----------------------------------------------------------------
                                         1997       1996       1995       1997       1996       1995
                                       ----------------------------------------------------------------
Proved Developed and Undeveloped
  Reserves of Consolidated Companies
Beginning of year                         926        933        953        299        294        336
Revisions and other changes                54         55         (1)         3         11         (8)
Extensions and discoveries                 62         75        122         12         31         25
Improved recovery                           3          4          4          3          4          1
Purchase of reserves/3/                     5         (1)         5          4         (1)         3
Sale of reserves/4/                       (27)       (12)       (33)       (11)       (10)       (33)
Production                               (130)      (128)      (117)       (33)       (30)       (30)
                                       ----------------------------------------------------------------
End of year/5/                            893        926        933        277        299        294
                                       ----------------------------------------------------------------

Proved Developed and Undeveloped
  Reserves of Equity Affiliates
Beginning of year                          47         44         35       --         --         --
Revisions and other changes                10          8          5       --         --         --
Extensions and discoveries                680         --          8       --         --         --
Production                                 (6)        (5)        (4)      --         --         --
                                       ----------------------------------------------------------------
End of year                               731         47         44       --         --         --
                                       ----------------------------------------------------------------
Total                                   1,624        973        977        277        299        294
                                       ================================================================

Proved Developed Reserves
  of Consolidated Companies
Beginning of year                         630        684        706        258        265        324
End of year                               600        630        684        242        258        265
=======================================================================================================

-------------------------------------------------------------------------------------------------------
                                                   Europe                         Other Regions/2/
                                       ----------------------------------------------------------------
                                         1997       1996       1995       1997       1996       1995
                                       ----------------------------------------------------------------
Proved Developed and Undeveloped
  Reserves of Consolidated Companies
Beginning of year                         413        408        394        214        231        223
Revisions and other changes                43         36         (9)         8          8         16
Extensions and discoveries                 44         35         72          6          9         25
Improved recovery                          --         --          3         --         --         --
Purchase of reserves/3/                     1         --         --         --         --          2
Sale of reserves/4/                       (16)        --         --         --         (2)        --
Production                                (64)       (66)       (52)       (33)       (32)       (35)
                                       ----------------------------------------------------------------
End of year/5/                            421        413        408        195        214        231
                                       ----------------------------------------------------------------

Proved Developed and Undeveloped
  Reserves of Equity Affiliates
Beginning of year                          47         44         35         --         --         --
Revisions and other changes                10          8          5         --         --         --
Extensions and discoveries                 --         --          8        680/6/      --         --
Production                                 (6)        (5)        (4)        --         --         --
                                       ----------------------------------------------------------------
End of year                                51         47         44        680         --         --
                                       ----------------------------------------------------------------

Total                                     472        460        452        875        214        231
                                       ================================================================

Proved Developed Reserves
  of Consolidated Companies
Beginning of year                         185        217        171        187        202        211
End of year                               174        185        217        184        187        202
=======================================================================================================


/1/ Oil reserves comprise crude oil and condensate and natural gas liquids expected to be removed for the company's account from its natural gas deliveries.

/2/ Excludes reserve data applicable to Conoco's petroleum assets in Libya. Although negotiations with the Libyan government's national oil company continue, Conoco has not resumed its participation in Libyan operations.

/3/  Includes reserves acquired through property exchanges.

/4/  Includes reserves disposed of through property exchanges.

/5/ Includes reserves of 87 and 89 at year-end 1997 and 1996, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 18 percent and 17 percent revenue share at year-end 1997 and 1996, respectively. See Note 20.

/6/ Includes Conoco's equity share of the Petrozuata heavy oil venture in Venezuela.

56                                 DUPONT

                          Supplemental Petroleum Data

                            (In billion cubic feet)

Estimated Proved Reserves of Gas

--------------------------------------------------------------------------------------------------------------
                                                 Total Worldwide                    United States
                                        ----------------------------------------------------------------------
                                          1997       1996       1995       1997          1996          1995
                                        ----------------------------------------------------------------------
Proved Developed and Undeveloped
  Reserves of Consolidated Companies
Beginning of year                        5,063      4,709      4,330      1,822         1,891         1,749
Revisions and other changes                134         41        292         --            79            95
Extensions and discoveries                 518        780        400        453           176           225
Improved recovery                            1         --          1          1            --             1
Purchase of reserves/1/                    270         41        167        264/2/          3           167
Sale of reserves/3/                        (62)       (71)       (78)       (46)          (57)          (78)
Production                                (433)      (437)      (403)      (259)         (270)/4/      (268)/4/
                                        ----------------------------------------------------------------------
End of year/5/                           5,491      5,063      4,709      2,235         1,822         1,891
                                        ----------------------------------------------------------------------

Proved Developed and Undeveloped
  Reserves of Equity Affiliates
Beginning of year                          613        627        830        613           627           830
Revisions and other changes                 (5)         1         --         (5)            1            --
Extensions and discoveries                  74         --         --         74            --            --
Purchase of reserves                        --         --         --         --            --            --
Sale of reserves                            --         --       (189)        --            --          (189)
Production                                  (8)       (15)       (14)        (8)          (15)          (14)
                                        ----------------------------------------------------------------------
End of year                                674        613        627        674           613           627
                                        ----------------------------------------------------------------------
Total                                    6,165      5,676      5,336      2,909         2,435         2,518
                                        ======================================================================

Proved Developed Reserves of
  Consolidated Companies
Beginning of year                        2,843      2,933      2,496      1,672         1,733         1,687
End of year                              3,061      2,843      2,933      1,801         1,672         1,733
==============================================================================================================

------------------------------------------------------------------------------------------------------------
                                                        Europe                       Other Regions
                                            ----------------------------------------------------------------
                                              1997       1996       1995       1997       1996       1995
                                            ----------------------------------------------------------------
Proved Developed and Undeveloped
  Reserves of Consolidated Companies
Beginning of year                            3,068      2,649      2,431        173        169        150
Revisions and other changes                     97        (39)       195         37          1          2
Extensions and discoveries                      59        574        147          6         30         28
Improved recovery                               --         --         --         --         --         --
Purchase of reserves/1/                         --         36         --          6          2         --
Sale of reserves/3/                             (7)        --         --         (9)       (14)        --
Production                                    (157)      (152)      (124)       (17)       (15)       (11)
                                            ----------------------------------------------------------------
End of year/5/                               3,060      3,068      2,649        196        173        169
                                            ----------------------------------------------------------------

Proved Developed and Undeveloped
  Reserves of Equity Affiliates
Beginning of year                               --         --         --         --         --         --
Revisions and other changes                     --         --         --         --         --         --
Extensions and discoveries                      --         --         --         --         --         --
Purchase of reserves                            --         --         --         --         --         --
Sale of reserves                                --         --         --         --         --         --
Production                                      --         --         --         --         --         --
                                            ----------------------------------------------------------------
End of year                                     --         --         --         --         --         --
                                            ----------------------------------------------------------------
Total                                        3,060      3,068      2,649        196        173        169
                                            ================================================================

Proved Developed Reserves of
  Consolidated Companies
Beginning of year                            1,041      1,071        683        130        129        126
End of year                                  1,091      1,041      1,071        169        130        129
============================================================================================================

1  Includes reserves acquired through property exchanges.
2  Includes reserves acquired in the South Texas Lobo Trend.
3  Includes reserves disposed of through property exchanges.
4 Restated to exclude natural gas liquids which are included in estimated proved reserves of oil reported on previous page.
5 Includes reserves of 115 and 104 at year-end 1997 and 1996, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 18 percent and 17 percent revenue share at year-end 1997 and 1996, respectively. See Note 20.



                                    DUPONT                                    57

                           Supplemental Petroleum Data


Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

The information on the following page has been prepared in accordance with Statement of Financial Accounting Standards No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10 percent annual discount rate. Specifically, the per-barrel oil sales prices used to calculate the December 31, 1997, data averaged $15.34 for the United States, $16.11 for Europe and $14.92 for Other Regions, and the gas prices per thousand cubic feet averaged approximately $2.07 for the United States, $2.75 for Europe and $1.52 for Other Regions. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year to year based on market conditions at that specific date.

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



58                                   DUPONT

                          Supplemental Petroleum Data

                             (Dollars in millions)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

---------------------------------------------------------------------------------------------------------------
                                              Total Worldwide                         United States
                                    ----------------------------------------------------------------------------
                                       1997         1996         1995         1997         1996         1995
                                    ----------------------------------------------------------------------------
Consolidated Companies

Future cash flows:
  Revenues                          $ 26,666     $ 34,366     $ 26,766     $  8,355     $ 10,044     $  7,631
  Production costs                    (9,251)     (10,406)      (9,152)      (2,997)      (3,085)      (3,038)
  Development costs                   (1,586)      (1,669)      (1,583)        (446)        (283)        (218)
  Income tax expense                  (6,822)     (10,364)      (7,404)      (1,175)      (2,041)      (1,169)
                                    ----------------------------------------------------------------------------
Future net cash flows                  9,007       11,927        8,627        3,737        4,635        3,206
Discounted to present value at a
  10% annual rate                     (3,384)      (4,638)      (3,469)      (1,552)      (2,088)      (1,456)
                                    ----------------------------------------------------------------------------
Total*                                 5,623        7,289        5,158        2,185        2,547        1,750
                                    ----------------------------------------------------------------------------
Equity Affiliates

Future cash flows:
  Revenues                             9,255        2,786        1,952        1,628        1,783        1,198
  Production costs                    (2,860)        (801)        (827)        (487)        (446)        (456)
  Development costs                   (1,437)        (306)        (380)        (311)        (283)        (348)
  Income tax expense                  (1,228)        (668)        (274)        (299)        (365)        (116)
                                    ----------------------------------------------------------------------------
Future net cash flows                  3,730        1,011          471          531          689          278
Discounted to present value at a
  10% annual rate                     (3,087)        (654)        (305)        (427)        (533)        (234)
                                    ----------------------------------------------------------------------------
Total                                    643          357          166          104          156           44
                                    ----------------------------------------------------------------------------
Total                               $  6,266     $  7,646     $  5,324     $  2,289     $  2,703     $  1,794
================================================================================================================

                                                   Europe                             Other Regions
                                    ----------------------------------------------------------------------------
                                       1997         1996         1995         1997         1996         1995
                                    ----------------------------------------------------------------------------
Consolidated Companies

Future cash flows:
  Revenues                          $ 15,119     $ 19,364     $ 14,995     $  3,192     $  4,958     $  4,140
  Production costs                    (5,387)      (6,378)      (5,154)        (867)        (943)        (960)
  Development costs                   (1,094)      (1,294)      (1,234)         (46)         (92)        (131)
  Income tax expense                  (3,921)      (5,179)      (3,758)      (1,726)      (3,144)      (2,477)
                                    ----------------------------------------------------------------------------
Future net cash flows                  4,717        6,513        4,849          553          779          572
Discounted to present value at a
  10% annual rate                     (1,679)      (2,317)      (1,813)        (153)        (233)        (200)
                                    ----------------------------------------------------------------------------
Total*                                 3,038        4,196        3,036          400          546          372
                                    ----------------------------------------------------------------------------
Equity Affiliates

Future cash flows:
  Revenues                               651        1,003          754        6,976            -            -
  Production costs                      (315)        (355)        (371)      (2,058)           -            -
  Development costs                      (30)         (23)         (32)      (1,096)           -            -
  Income tax expense                    (170)        (303)        (158)        (759)           -            -
                                    ----------------------------------------------------------------------------
Future net cash flows                    136          322          193        3,063            -            -
Discounted to present value at a
  10% annual rate                        (44)        (121)         (71)      (2,616)           -            -
                                    ----------------------------------------------------------------------------
Total                                     92          201          122          447            -            -
                                    ----------------------------------------------------------------------------
Total                               $  3,130     $  4,397     $  3,158     $    847     $    546     $    372
================================================================================================================

* Includes $372 and $686 at year-end 1997 and 1996, respectively, attributable to Conoco Oil & Gas Associates L.P. in which there is a minority interest with an approximate 18 percent and 17 percent revenue share at year-end 1997 and 1996, respectively. See Note 20.









Summary of Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Consolidated Companies          Equity Affiliates
                                                                        -----------------------------------------------------------
                                                                          1997      1996      1995      1997      1996      1995
                                                                        -----------------------------------------------------------
Balance at January 1                                                    $ 7,289   $ 5,158   $ 4,275   $   357   $   166   $   211
Sales and transfers of oil and gas produced, net of production costs     (2,583)   (2,647)   (1,998)      (61)      (83)      (46)
Development costs incurred during the period                                921       828       745       224        22        30
Net changes in prices and in development and production costs            (4,974)    2,525       675    (1,287)      128       135
Extensions, discoveries and improved recovery, less related costs           818     1,630     1,219     1,190         -         -
Revisions of previous quantity estimates                                    439       553       375        39        83        68
Purchases (sales) of reserves in place--net                                  36       (54)      (62)        -         -       (34)
Accretion of discount                                                     1,312       931       753        63        26        15
Net change in income taxes                                                2,285    (1,676)     (897)       20      (182)     (155)
Other                                                                        80        41        73        98       197       (58)
                                                                        -----------------------------------------------------------
Balance at December 31                                                  $ 5,623   $ 7,289   $ 5,158   $   643   $   357   $   166
===================================================================================================================================

                            Quarterly Financial Data

                     (Dollars in millions, except per share)

-----------------------------------------------------------------------------------------------------------------
Quarter Ended                                            March 31      June 30   September 30    December 31
-----------------------------------------------------------------------------------------------------------------
1997
Sales                                                     $11,211      $11,402      $11,136        $11,330
Cost of Goods Sold and Other Expenses/1/                    9,602        9,732       11,015         10,982
Net Income                                                  1,020        1,140          (17)/4/        262/5/
Earnings Per Share of Common Stock/2/
  Basic                                                       .90         1.01         (.02)           .23
  Diluted/3/                                                  .89          .99         (.02)           .23
Dividends Per Share of Common Stock/2/                       .285         .315         .315           .315
Market Price of Common Stock/2,//6/
  High                                                         57 5/8       62 7/8       69 3/4         64 15/16
  Low                                                          46 3/8       49 3/4       60 11/16       50 3/16
-----------------------------------------------------------------------------------------------------------------
1996
Sales                                                     $10,769      $11,148      $10,486        $11,407
Cost of Goods Sold and Other Expenses/1/                    9,457        9,673        9,131         10,195
Net Income                                                    879/7/     1,001/8/       898/9/         858
Earnings Per Share of Common Stock/2/
  Basic/3/                                                    .79          .89          .80            .76
  Diluted/3/                                                  .77          .88          .79            .75
Dividends Per Share of Common Stock/2/                        .26         .285         .285           .285
Market Price of Common Stock/2,//6/
  High                                                         42 3/16      42 7/16      44 15/16       49 11/16
  Low                                                          34 13/16     38 3/8       36 7/16        43 7/8
==================================================================================================================

1   Excludes interest and debt expense and provision for income taxes.

2 Restated to reflect two-for-one split of common stock effective May 15, 1997.

3 Earnings per share for the year does not equal to the sum of quarterly earnings per share due to changes in average share calculations.

4 Includes a net charge of $998 ($.88 per share - basic) reflecting: a charge of $850 associated with acquired in-process research and development for the Pioneer transaction; a charge of $220 associated with the planned divestiture of certain printing and publishing businesses; and a gain of $72 from the sale by DuPont Merck of its generic and multisource product lines.

5 Includes a net charge of $684 ($.61 per share - basic) reflecting: a charge of $616 associated with acquired in-process research and development relating to the PTI transaction ($500), the Pioneer transaction ($53), and the ICI polyester intermediates and resins transaction ($63); a charge of $62 associated with the Benlate(R) 50 DF fungicide recall; a charge of $112 associated with the impairment of nonrevenue producing petroleum properties; a charge of $55 associated with the write-down of an office building held for sale; and a gain of $161 associated with the sale of certain North Sea petroleum producing and exploration properties.

6   As reported on the New York Stock Exchange, Inc. Composite Transactions
    Tape.

7 Includes a net charge of $20 ($.02 per share - basic) reflecting: a charge of $53 principally for employee separation costs; and a benefit of $33 for sale of stock received in connection with a previously sold business.

8 Includes a net charge of $34 ($.03 per share - basic) reflecting: a charge of $63 for write-down of investment in a European natural gas marketing joint venture; a charge of $48 principally for employee separation costs; a charge of $63 associated with Benlate(R) 50 DF fungicide recall; a gain of $55 associated with the formation of the DuPont Dow elastomers joint venture; a benefit of $44 related to environmental insurance recoveries; and a gain of $41 from the sale of certain medical products businesses.

9 Includes a charge of $47 ($.04 per share - basic) associated with Benlate(R) 50 DF fungicide recall.



















                          Consolidated Geographic Data

                              (Dollars in millions)

---------------------------------------------------------------------------------------------------
                                               Capital           Total Assets        Average
                                             Expenditures         December 31       Employment
                                          ---------------------------------------------------------
                                            1997      1996       1997     1996     1997     1996
                                          ---------------------------------------------------------
United States                             $ 7,029    $1,723    $23,819  $19,508   63,653   67,119
Europe                                      1,644     1,418     12,459   12,039   19,136   19,796
Other Regions                               1,535       589      6,664    6,323   15,110   14,556
                                          ---------------------------------------------------------
Total                                     $10,208    $3,730    $42,942  $37,870   97,899  101,471
===================================================================================================

Capital expenditures, total assets and average employment are assigned to geographic areas, generally based on physical location.



60                                   DUPONT

                           Five-Year Financial Review/1/

                     (Dollars in millions, except per share)


---------------------------------------------------------------------------------------------------------------
                                            1997         1996          1995          1994           1993
                                        -----------------------------------------------------------------------
Summary of Operations
Sales                                    $45,079       $43,810       $42,163       $39,333         $37,098
Earnings Before Income Taxes             $ 4,680       $ 5,981       $ 5,390       $ 4,382         $   958
Provision for Income Taxes               $ 2,275       $ 2,345       $ 2,097       $ 1,655         $   392
Net Income                               $ 2,405       $ 3,636       $ 3,293       $ 2,727         $   566/2/
Earnings Per Share of Common Stock/3/
  Basic                                  $  2.12       $  3.23       $  2.81       $  2.00         $   .41
  Diluted                                $  2.08       $  3.18       $  2.77       $  1.98         $   .41
                                        -----------------------------------------------------------------------
Financial Position at Year End
Working Capital                          $(2,196)      $   116       $ (1,776)     $ 3,543         $ 1,460
Total Assets                             $42,942       $37,870       $ 37,199      $36,813         $36,958
Borrowings and Capital Lease
 Obligations:
  Short Term                             $ 6,154       $ 3,910       $ 6,157       $ 1,292         $ 2,796
  Long Term                              $ 5,929       $ 5,087       $ 5,678       $ 6,376         $ 6,531
Stockholders' Equity                     $11,270       $10,593       $ 8,323       $12,743         $11,135
                                        -----------------------------------------------------------------------
Ratios
Dividends as Percent of Cash Provided
   by Operations                              20%           20%           18%           22%             22%
Cash Provided by Operations as Percent
   of Total Debt                              58%           71%           57%           74%             58%
Total Debt as Percent of Total
   Capitalization                             50%           45%           58%           37%             45%
Return on Average Investors' Capital        12.3%         20.0%         18.0%         14.6%            4.0%
Net Income As Percent of Average
   Stockholders' Equity                     21.3%         38.2%         32.9%         22.8%            4.8%
                                        -----------------------------------------------------------------------
General
For the Year:
  Capital Expenditures                   $10,208/4/    $ 3,730       $ 3,643       $ 3,241         $ 3,725
  Depreciation, Depletion and
     Amortization                        $ 2,385       $ 2,621       $ 2,722       $ 2,976         $ 2,833
  Research and Development Expense       $ 1,116       $ 1,032       $ 1,067       $ 1,047         $ 1,132
    As Percent of Sales for:
     Chemicals and Specialties
       Businesses                            4.5%          4.2%          4.2%          4.5%            5.1%
     Petroleum                               0.2%          0.2%          0.2%          0.3%            0.3%
Average Number of Shares (millions)/3/
  Basic                                    1,131         1,121         1,170         1,360           1,353
  Diluted                                  1,150         1,140         1,183         1,371           1,363
Dividends Per Common Share/3/            $  1.23       $ 1.115       $ 1.015       $   .91         $   .88
Common Stock Prices:/3/
  High                                   $    69 3/4   $    49 11/16 $    36 1/2   $    31 3/16    $    26 15/16
  Low                                    $    46 3/8   $    34 13/16 $    26 5/16  $    24 1/8     $    22 1/4
  Year-End Close                         $    60 1/16  $    47 1/16  $    34 15/16 $    28 1/16    $    24 1/8
At Year End:
  Employees (thousands)                       98            97           105           107             114
  Common Stockholders of Record
     (thousands)                             154           158           166           172             181
  Book Value Per Common Share/3/         $  9.77       $  9.19       $  7.28       $  9.18         $  8.04
================================================================================================================

1 See Management's Discussion and Analysis, Consolidated Financial Statements and Quarterly Financial Data for information relating to significant items affecting the results of operations and financial position.

2   Before effect on income of extraordinary item.

3 Restated to reflect two-for-one split of common stock effective May 15, 1997.

4   Includes strategic acquisitions discussed in Note 23.



                                    DUPONT                                    61