Form 10-K405, Exhibit 13
period 1998-12-31
DUPONT E I DE NEMOURS & CO
filed 1999-03-19
CIK 30554

To Our Shareholders

                                                                      Exhibit 13
================================================================================
     The year 1998 was one of marked contrasts in both business and stock price performance.

     Investors responded favorably to record first quarter earnings, to the announcement of the Conoco divestiture plan, and to our acquisition of Merck's half of our pharmaceuticals joint venture. In May, we reached an all-time high stock price of $84 per share. Then oil prices dropped and the turmoil in Asia took a toll on many of our businesses. We experienced our first underlying earnings decline in four years. For 1998, diluted earnings on a continuing operations basis before nonrecurring items fell from $2.70 to $2.55 per share, down six percent. DuPont's total return to shareholders ended the year down 10 percent, while the S&P 500 was up almost 29 percent. We intend never to see this repeated.



[BAR GRAPH APPEARS HERE]


     Despite this setback, we remain on our charted course, a course we believe will lead to sustainable, profitable growth. Let me restate our strategic intent in order to make clear who we are and where we're going.

     DuPont is a science company

     We continue to be asked whether DuPont is a chemical company, a "life sciences" company, or something else altogether. DuPont is a science company. Science provides and maintains our competitive advantage and inspires our products. We bring the miracles of science to the marketplace in ways that benefit people and generate value for our shareholders.

     Two domains of science are of particular importance to us: the chemical and materials sciences and the biological sciences. In each, DuPont scientists are among the best in the world. But our unique strength is our ability to integrate this scientific knowledge into valuable commercial applications for our customers. We believe that DuPont is without peer in this regard.

     New segment alignment

     Science also drives our portfolio composition. However, our shareholder surveys tell us that DuPont is a difficult company to understand and that greater clarity in communicating the company's performance would be valuable. In addition, there are new financial reporting requirements related to reporting results of operating segments. In response, we introduce in this annual report a new way of reporting business results. We are increasing the number of reporting segments and grouping them by market or scientific competency. We think you'll find this helpful.

     Performance and outlook

     The market difficulties we experienced in 1998 are likely to continue in 1999. So our immediate challenge is to improve short-term performance while we continue the transformation necessary for long-term growth. We're focused on executing well and improving productivity. We intend to deliver.

     Last year I said that our objective was to make DuPont a faster growing, more profitable and less cyclical company. I indicated that there were five things we had to do quickly to accomplish that. We are making substantial progress on all five:

 .    Exit energy

     One is to exit the energy business. In October 1998 Conoco became a publicly traded company on the New York Stock Exchange in the largest initial public offering in U.S. history. The IPO generated over $4 billion in cash. In 1999 we expect to complete the process of exiting energy in a transaction that delivers the greatest shareholder value and will lead to a debt repayment from Conoco of almost $5 billion later this year.

 .    Strengthen differentiated businesses

     I also said we needed to strengthen those businesses
================================================================================

"Our unique strength is our ability to integrate scientific knowledge into valuable commercial applications for our customers."

================================================================================
where our products, technology, and brand power allow us to compete in a manner that differentiates us from other competitors in the marketplace. In 1999, we will look for opportunities to grow this set of attractive businesses. One example: we acquired Herberts, the coatings company of Hoechst. This acquisition makes DuPont the world's leading supplier of performance coatings.

 .    Reshape mature businesses

     I said that we have to reshape our businesses that compete in mature markets. To accomplish that, we are building a new business model that will create more value with less capital intensity. Typically this involves partnering with an industry or geographical market leader. An example is the strengthening of DuPont Dacron(R) polyester staple through our planned joint venture with Alfa. Another is our move to enhance polyester films through the joint venture with Teijin announced in early 1999. We intend to do more along these lines.

 .    Position DuPont advantageously in life sciences

     I said that we have to position ourselves to be successful in those businesses that fall into the "life sciences" category - our Pharmaceuticals segment and our Agriculture & Nutrition segment. Our 1998 purchase of Merck's half of The DuPont Merck Pharmaceutical Company brought to $6 billion our investment in life sciences during the past two years. Also, late last year DuPont Pharmaceuticals brought to market SustivaTM (efavirenz), one of the most promising drugs for the treatment of HIV. Cozaar(R), an antihypertension drug invented by DuPont and marketed by Merck, passed $1 billion in sales during 1998.

 .    Drive productivity through Six Sigma

     Finally, I said that we have to drive productivity. As a tool in the drive, we are launching Six Sigma methodology throughout the company this year. Six Sigma was pioneered by Motorola and successfully adopted by AlliedSignal and General Electric. We introduced it in one of our business units late last year and are confident that it can help us achieve our productivity goals. We will extend it to all our other businesses in 1999. Meanwhile, every business in

                             [PHOTO APPEARS HERE]

================================================================================

================================================================================
DuPont is including asset and cost productivity strategies in their business plans. We continue to focus on reducing costs and on improving the quality of our products. By increasing utilization of existing facilities, we will reduce capital needs by over $1 billion in the next five years.

     Knowledge-intensive businesses

     Looking to the future, I believe that our company is poised to grow by taking on what I call knowledge-intensive projects that transform industries. What do I mean by "knowledge-intensive?" I mean a complete understanding of all aspects of a consumer or business need and the dynamics of the existing value chain that meets that need. This will create higher value solutions for our customers in more productive and less capital-intensive ways.

     One project we have underway aims to transform the world's food supply by using our science to increase the quality and quantity of nutrition per acre. Another, launched last year, is a new strategic business unit called DuPont Safety Resources. Its objective is to manage hazards around the world. We plan to convert our 200 years of safety knowledge and performance into a high growth business with a clear benefit to society. In addition to these larger projects, we will be adding "knowledge" components to our existing products.

     Gearing up for future growth

     Taking on ambitious projects is in keeping with our tradition of making technological "leaps" that create shareholder value and benefit the world. In the century now drawing to a close the most important leap we made was the invention of nylon. Using that as our base, we transformed the way materials are made and used in the modern world. DuPont materials are now as everyday as hosiery, packaging, and kitchen countertops. And they're as exotic as the parachute that lowered the Galileo probe into the atmosphere of Jupiter.

     More innovations are coming. In fact, in my 30 years at DuPont, I have never been more encouraged by the quality of our "innovation pipeline" than I am now. For example, exciting business solutions will emerge from our leading position in coatings technology. We will also introduce new flexible sheet structures that will be made by technologies orders of magnitude ahead of anything our competition has. We expect to be a key player in alternative energy systems, such as batteries and fuel cells. We plan to revolutionize digital display technology. And we anticipate new pharmaceutical breakthroughs and advances in nutrition and health.

     Delivering the miracles of science

     As I have already said, success for DuPont depends on our ability to bring science to the marketplace in ways that benefit people and generate value for our shareholders. And in doing this we will be consistently guided by our core values of safety, ethics, environmental stewardship and respect for people - all of which are essential to sustainable growth at DuPont.

     Business growth in this globally competitive environment also requires that all DuPonters continuously increase their capabilities. Personal growth occurs when the company provides opportunity and our people accept responsibility for their own development. Fortunately we have thousands of excellent people in our company. We also recognize that we have to be more aggressive in recruiting people to meet skill needs and to ensure a continual flow of fresh ideas and perspectives.

     In this report, you'll hear directly from some enthusiastic DuPont people. They are preparing to meet future challenges of personal growth and business success as DuPonters have done for nearly two centuries - with a spirit that is impatient with incremental steps and with a passion that inspires us to take the next leap.


/s/ Chad Holliday

Chad Holliday
Chairman and Chief Executive Officer

March 1, 1999

================================================================================

The company had zero major process or environmental incidents in 1998, down from 100 such incidents per year in the early 1990s.

================================================================================

1998 Highlights

 . DuPont achieved another record year of improved safety performance. Injuries to employees, both on and off the job, were reduced by 25 percent in 1998, compared with 1997.

 . As part of the company's strategy to reshape businesses such as polyester that compete in mature markets, DuPont Dacron(R) and Alpek S.A. de C.V., a subsidiary of Alfa S.A. de C.V. of Mexico, signed a letter of intent in May to form a joint venture to produce and market polyester staple fiber. The joint venture initially will produce about 750 million pounds of staple fiber annually. In addition, the partners will invest in a new facility in Altamira, Tamaulipas, Mexico, with production beginning in late 2000.

 . In July DuPont continued its strong move into "life sciences" by completing the purchase of Merck & Co.'s 50 percent interest in The DuPont Merck Pharmaceutical Co. for $2.6 billion. Operating as DuPont Pharmaceuticals, the business is pursuing research in cardiovascular, central nervous system and virology therapeutics.

 . The "life sciences" strategy was strengthened further in September with approval by the U.S. Food and Drug Administration (FDA) of SustivaTM (efavirenz)
- a once-daily non-nucleoside reverse transcriptase inhibitor for treatment of HIV-1 infected individuals. SustivaTM, from DuPont Pharmaceuticals, is the first anti-HIV drug to be approved by the FDA for once-daily dosing and will be used in combination with other anti-HIV drugs.

 . As part of the company's strategy to strengthen differentiated businesses, the company agreed to acquire Herberts, the coatings company of Hoechst AG, for about $1.9 billion in October. Herberts is the leading supplier of automotive coatings in Europe, while DuPont is the leader in both North and South America. Each company has developed new technology in environmentally acceptable products such as low-emission waterborne and powder coatings.

 . Exiting the energy business, the company realized net proceeds of $4.2 billion from the initial public offering of Conoco shares in the largest IPO in U.S. history. In 1999, the company intends to offer its remaining Conoco shares to DuPont shareholders in exchange for DuPont shares in a tax-free split off.

[PHOTO APPEARS HERE]

 . In November the company sold substantially all of its interest in CONSOL Energy Inc., a 50/50 coal operations joint venture with Rheinbraun AG, a subsidiary of RWE AG of Germany.

 . With the sale of the Maitland, Ontario, Canada, facility in December, the company completed the sale of its global hydrogen peroxide business. Earlier in the year, facilities were sold in Memphis, Tennessee; Gibbons, Alberta, Canada; and New Zealand.

================================================================================

                     Management's Discussion and Analysis
     This review and discussion of financial performance should be read in conjunction with the letter to stockholders (pages 1-3) and consolidated financial statements (pages 41-67).


Discontinued Operations

On September 28, 1998, the company announced that the Board of Directors had approved a plan to divest the company's 100 percent-owned petroleum business (Conoco). On October 21, 1998, Conoco sold, in an initial public offering (IPO), 191,456,427 shares of Conoco Class A common stock at $23 per share, leaving DuPont a 69.5 percent interest in Conoco. The company expects to receive a favorable ruling from the Internal Revenue Service and complete the divestiture by offering to exchange its remaining Conoco shares for DuPont shares in a tax-free split off no later than third quarter 1999. This business is presented as discontinued operations in the financial statements and notes. Results reported by Conoco to its shareholders are on a stand-alone basis and differ from the results based on discontinued operations reporting discussed below.

For the year 1998, income from operations of Conoco before nonrecurring items was $608 million after tax, down 38 percent from $979 million in 1997. This decline is principally attributable to lower net realizable crude oil and natural gas prices and refined product prices. The lower prices were partly offset by higher natural gas volumes, lower exploration expenses and improved international downstream marketing margins. Total results from discontinued operations including nonrecurring items was $3,033 million after tax for the year 1998, reflecting the net gain from the IPO, compared to $973 million in 1997.

For the year 1997, income from operations of Conoco before nonrecurring items was $979 million, up 31 percent from $746 million in 1996. The increase was attributable to improved U.S. natural gas prices and higher international natural gas volumes in addition to stronger worldwide downstream product margins and increased worldwide refinery production. Income from operations including nonrecurring items was $973 million compared to $705 million in 1996.

The profitability of Conoco is expected to be subject to wide price fluctuations resulting from changes in global and regional crude oil and natural gas supply and changes in market demand.

Analysis of Continuing Operations

Sales

Sales in 1998 were a record $24.8 billion, up 3 percent from 1997. Sales from acquisitions added $2.1 billion during the year. Excluding the effect of acquisitions and divestitures, sales decreased 4 percent. This reflects 2 percent lower worldwide sales volume and 2 percent lower selling prices. Excluding currency fluctuation effects, prices would have been about flat. U.S. sales were adversely affected by 3 percent lower sales volumes, principally reflecting lower volumes in Crop Protection Products and the Dacron(R) polyester and Polyester Films businesses. The latter two were adversely affected by general market weakness and increased competition from Asian suppliers. U.S. prices averaged 1 percent lower for the year reflecting pricing softness in polyester, crop protection products, and commodity chemicals. Sales outside the United States were reduced 5 percent by the currency effect of the stronger U.S. dollar. Also reducing sales were economic weakness in Asia and South America, and slower growth in Europe. Volumes were 7 percent lower in Asia, with Europe up only 2 percent. Prices outside the United States, including currency fluctuation effects, were 2 percent lower. This principally reflects lower prices for polyester films and fibers, partly offset by higher titanium dioxide prices.

Sales in 1997 were $24.1 billion, up 2 percent. After adjusting for divestitures and formation of the elastomers joint venture, sales were up 4 percent, reflecting 7 percent higher volume partly offset by 3 percent lower selling prices. Excluding the effect of currency fluctuation, worldwide selling prices were about flat versus 1996. U.S. prices were down less than 1 percent for the year, but were up 1 percent when comparing the fourth quarter 1997 to fourth quarter 1996. Outside the United States, prices for the year averaged 7 percent below 1996. U.S. sales volume was up 5 percent, while outside the United States volume was up 10 percent. The latter reflected strength in Europe, South America and Mexico. Growth in Asia for the year averaged 7 percent but fell to 1 percent below 1996 levels in the fourth quarter. Europe's annual volume growth of 11 percent was largely offset by lower selling prices due to the effect of currency fluctuation.

Earnings

Income from continuing operations in 1998 was $1,648 million versus $1,432 million in 1997. Both years contain significant net nonrecurring charges - $1,265 million and $1,676 million in 1998 and 1997, respectively. Nonrecurring items for 1998 are principally the write-off of purchased in-process research and development and charges taken in connection with productivity initiatives partially offset by gains from asset sales. For 1997, nonrecurring


14                                  DuPont

                     Management's Discussion and Analysis



items principally include the write-off of purchased in-process research and development. Excluding net nonrecurring items from both years, income from continuing operations was $2,913 million in 1998 versus a record $3,108 million in 1997, down 6 percent. The decline in income from continuing operations principally reflects 4 percent lower after-tax operating income (ATOI) and higher interest expense. ATOI was lower due to higher income taxes. Pretax operating income from continuing operations was flat as higher sales were offset by higher fixed and variable costs. Excluding acquisitions, sales were 4 percent lower, fixed costs were 3 percent lower, variable costs declined 6 percent and variable cost per unit declined 4 percent reflecting lower raw material costs.

Diluted earnings per share from continuing operations before extraordinary item were $1.43 in 1998 versus $1.24 in the prior year. Excluding nonrecurring net charges of $1.12 per share and $1.46 in 1998 and 1997, respectively, 1998 diluted earnings per share were $2.55, down 6 percent from $2.70 per share in 1997.

Income from continuing operations in 1997 was $1,432 million versus $2,931 million in 1996. Excluding net nonrecurring charges of $1,676 million and $60 million in 1997 and 1996, respectively, income from continuing operations was a record $3,108 million in 1997, up 4 percent from $2,991 million in 1996. The earnings increase reflects 7 percent higher sales volumes partly offset by lower selling prices due to the effect of currency fluctuation, and the absence of $186 million after tax from the favorable allocation of DuPont Merck Pharmaceutical venture operating income in 1996.

Diluted earnings per share from continuing operations were $1.24 in 1997 versus $2.56 per share in 1996. Excluding nonrecurring items totalling net charges of $1.46 and $.05 per share in 1997 and 1996, respectively, 1997 diluted earnings per share were $2.70, up 3 percent.

Income tax expense and effective income tax rates are as follows:

--------------------------------------------------------------------------------
                                               1998          1997       1996
Income tax expense (dollars in millions)    $   941     $   1,354   $  1,416
Effective income tax rate (EITR)               36.0%         47.9%      32.3%
--------------------------------------------------------------------------------

The 1998 EITR of 36 percent is significantly lower than the 1997 EITR of 48 percent, yet higher than historic rates due to higher taxes on foreign earnings. Excluding nonrecurring items and related tax, the EITR in 1998 increased to 34 percent from 33 percent in 1997. The 1997 EITR of 48 percent was significantly higher than the 1996 EITR of 32 percent primarily due to the in-process research and development charges for the Pioneer and Protein Technologies transactions which reduced earnings but had no tax effect.

The company's continuing operations paid total taxes of $1.5 billion in 1998, compared with $1.8 billion in 1997 and $1.9 billion in 1996. 1998 total tax payments were lower than in 1997 and 1996 due principally to lower earnings.

CORPORATE OUTLOOK

The profitable growth of the company is dependent on worldwide economic growth, most importantly in the United States and Europe. While the growth of real gross domestic product (GDP) in the United States continues to exceed most forecasts, the industrial production sector on which the company is most dependent has been growing at a much slower pace. In the third quarter of 1998 U.S. GDP increased at a historically strong annual rate of about 4 percent, but U.S. chemical production decreased 28 percent versus the third quarter 1997, the largest such decrease in 23 years. Overall worldwide demand for the company's products declined 2 percent in 1998 and continues to be soft in 1999. This reflects the economic problems in Asia and more recently in Brazil and much of the rest of South America. The company's business in Europe in the first three quarters of 1998 grew at above-trend rates, but slowed considerably in the fourth quarter and continues to be weak thus far in 1999.

Apart from acquisitions, the company's ability to achieve stronger revenue growth depends most significantly on the following factors among others: 1) continued strength in the U.S. housing and automotive industries; 2) sustained growth in Europe; 3) continued recovery of the major Asian economies from recession; 4) recovery of the Brazilian economy and that of other South American economies; 5) stronger worldwide polyester prices and better balance between supply and demand for polyester; 6) improving pricing and profitability in U.S. agricultural industry; and 7) increased worldwide demand and stronger pricing for commodity chemicals. In addition to the foregoing factors, growth in earnings will benefit from controlling fixed costs, productivity improvements, lower raw material costs, successful integration of acquired businesses, and continued successful launching of new products and services.


                                    DuPont                                    15

                     Management's Discussion and Analysis



Segment Reviews

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," is adopted by the company beginning with this Annual Report. This standard requires disclosure of segment information on the same basis used internally for evaluating business performance and deciding how to allocate resources among businesses. The company's strategic business units are organized by product line. For purposes of SFAS No. 131, these have been aggregated into eight reportable segments. The following pages provide perspective on these segments and the company's Other segment. Sales include pro rata equity affiliate sales and intersegment transfers. ATOI does not include corporate expenses, interest and exchange gains (losses).

--------------------------------------------------------------------------------
        AGRICULTURE & NUTRITION
--------------------------------------------------------------------------------
        Crop Protection Products
        Nutrition & Health

                                                          ATOI BEFORE
                                                          NONRECURRING
    SALES ($ in Billions)       ATOI ($ in Millions)      ITEMS ($ in Millions)
    ----------------------      ---------------------     ----------------------
1998                   3.2                        257                        330
    ----------------------      ---------------------     ----------------------
1997                   2.5                    (1,017)                        448
    ----------------------      ---------------------     ----------------------
1996                   2.4                       351                         461
    ----------------------      ---------------------     ----------------------
    See Industry Segment Information (Note 28 to Financial Statements.)


Agriculture & Nutrition consists of Crop Protection Products and the newly formed Nutrition & Health business. Agriculture & Nutrition continues to pursue its vision of a growing partnership with nature, focused on effective and efficient value chains for food and feed crops, food ingredients and nutrition science.

Crop Protection Products (CP) includes global businesses in herbicides, fungicides and insect control. CP is a global leader in discovery-driven crop protectants and expanded its position by forming a joint venture with Griffin Corporation in April to produce and market generic crop protectants worldwide. While CP is particularly strong in herbicides, its position in that market has been adversely affected recently by competition and weak economic conditions in Asia and Eastern Europe. In addition, CP announced an agreement with FMC under which CP will have exclusive use of FMC's sulfentrazone herbicides which are marketed in the U.S. soybean market under the trademarks Authority(R) and Canopy(R) XL. This agreement, along with a growing market for sulfonyl herbicide resistant STS(R) soybeans, will strengthen CP's position in soybean herbicides.

The Nutrition & Health business (N&H) was formed in 1998 to leverage DuPont's strong position in biotechnology across high value opportunities in animal feeds, food ingredients, nutritional sciences and biosourced industrial materials. N&H consists of:

 .    Pioneer Hi-Bred International (Pioneer) alliance - includes the Optimum
     Quality Grains joint venture research alliance and DuPont's 20 percent equity interest in Pioneer;

 .    Protein Technologies International Inc. (PTI);

 .    Cereals Innovation Centre (CIC), purchased from Dalgety PLC in 1998;

 .    Hybrinova S.A., a French hybrid wheat seed company, purchased in 1998;

 .    Qualicon Inc., a food safety subsidiary; and

 .    Biotechnology research and business development efforts focused on agriculture, food and nutrition.

In addition to the CIC and Hybrinova acquisitions, N&H entered into collaborative research arrangements during 1998 to broaden significantly the scientific research of DuPont's efforts in genetics, biotechnology and related sciences. Research agreements were completed with Lynx Therapeutics, 3-Dimensional Pharmaceuticals, the John Innes Centre and Plant Bioscience Ltd., among others.

[PHOTO APPEARS HERE]

An important development during 1998 was a proposal by the U.S. Food and Drug Administration (FDA) to authorize the use of health claims concerning the association between soy protein and reduced risk of heart disease. The FDA proposal is expected to increase consumer demand for foods containing soy protein. Soy protein is the principal business of PTI which started up a major, state-of-the-art production line at its Memphis, Tennessee, site in 1998. This year also marked the inception of Optimum Quality Grains LLC (Optimum), a 50/50 joint venture with Pioneer, which will bring improved quality traits in grains to the food and feed industries. In 1998 Optimum produced about 1 million acres of high oil corn and launched its high oleic soybean.

1998 versus 1997 Sales of $3.2 billion were 26 percent higher reflecting additional sales from the acquisition of PTI partly offset

16                                  DuPont

                     Management's Discussion and Analysis



by lower selling prices for CP. ATOI was $257 million compared to a loss of $1,017 million in 1997. ATOI before nonrecurring items was $330 million, down $118 million or 26 percent. The earnings decline reflects lower crop protection revenue and higher costs.

1997 versus 1996 Sales of $2.5 billion were 3 percent higher reflecting 7 percent higher volume partly offset by 4 percent lower prices. ATOI was a loss of $1,017 million compared to income of $351 million in 1996. ATOI before nonrecurring items was $448 million down 3 percent as higher sales were more than offset by higher costs.

Outlook Agriculture is a large, diverse industry that is changing rapidly due to the introduction of new technology, including biotechnology. As a leader in this industry, DuPont believes it is in a good position to capitalize on these changes. Increased need for farmers to control costs and increase productivity, driven by downward pressure on crop prices, has made the worldwide market for crop protectants very competitive. While CP offers many high value-in-use products, so do its competitors; consequently, market share will continue to be critical to CP's performance. However, recent acquisitions, technology collaborations and alliances, along with new products, are expected to aid growth in Agriculture & Nutrition beginning in 1999. CP is planning the registration and launch of two additional product families - Milestone herbicides in 1999 and Steward insecticides in 2000. In N&H, Optimum expects to double the number of acres planted in high oil corn in 1999. Research and development expenditures are expected to increase by about 10 percent for 1999 primarily due to increases in N&H.

--------------------------------------------------------------------------------
        NYLON ENTERPRISE
--------------------------------------------------------------------------------

                                                         ATOI BEFORE
                                                         NONRECURRING
SALES ($ in Billions)        ATOI ($ in Millions)        ITEMS ($ in Millions)
-----------------------      ----------------------      -----------------------
1998                4.6                         244                          406
-----------------------      ----------------------      -----------------------
1997                4.6                         372                          372
-----------------------      ----------------------      -----------------------
1996                4.2                         334                          354
-----------------------      ----------------------      -----------------------
See Industry Segment Information (Note 28 to Financial Statements).


DuPont Nylon celebrated its 60th anniversary in 1998 with its fourth consecutive year of record earnings before nonrecurring items. DuPont is the global leader in nylon intermediates, polymers and fibers for major markets such as carpets and rugs, apparel, tire reinforcement and numerous other industrial applications. DuPont Nylon brands include Stainmaster(R) and Antron(R) fibers for carpets and Tactel(R) and Supplex(R) yarns for apparel.


[PHOTO APPEARS HERE]

The year was marked by the strong performance of the flooring business, which supplies carpet fibers to the residential and commercial markets; start-up of a state-of-the-art textile nylon plant which is part of a joint venture in Brazil; restructuring to strengthen the nylon tire cord fiber and fabric businesses in Europe and South America with our partner, the Sabanci Group; and completion of investments to reduce emissions of nitrous oxide by more than 90 percent at the five nylon sites worldwide that produce adipic acid, a nylon intermediate chemical.

1998 versus 1997 Sales of $4.6 billion were essentially unchanged, as slightly higher volumes offset modestly lower selling prices. Stronger flooring business sales offset lower sales of textile and industrial products. ATOI was $244 million compared to $372 million in 1997. ATOI before nonrecurring items was $406 million, up 9 percent reflecting lower costs and increased flooring business earnings.


1997 versus 1996 Sales of $4.6 billion were 9 percent higher reflecting higher volumes, partly offset by lower prices. ATOI was $372 million versus $334 million in 1996. ATOI before nonrecurring items of $372 million was up 5 percent reflecting higher revenue and lower costs.


Outlook Two key drivers for growth of this segment in the United States, the automotive industry and sales of existing homes, are expected to remain strong in 1999. Worldwide demand will be tempered by increased competition outside the United States, and slowing economies in Europe and South America. To improve both asset and total cost productivity, the business will continue its five-year program (begun in 1997) to modernize and consolidate sites. Environmental investments are being made in Texas to eliminate the disposal of waste in deep wells, and at a number of other sites, including facilities at Wilton, United Kingdom.

                                    DuPont                                    17

                     Management's Discussion and Analysis



--------------------------------------------------------------------------------
        PERFORMANCE COATINGS & POLYMERS
--------------------------------------------------------------------------------
        Engineering Polymers
        Performance Coatings
        DuPont Dow Elastomers


                                                         ATOI BEFORE
                                                         NONRECURRING
SALES ($ in Billions)        ATOI ($ in Millions)        ITEMS ($ in Millions)
-----------------------      ----------------------     -----------------------
1998                4.6                         508                          525
-----------------------      ----------------------      -----------------------
1997                4.7                         519                          519
-----------------------      ----------------------      -----------------------
1996                4.6                         502                          447
-----------------------      ----------------------      -----------------------
See Industry Segment Information (Note 28 to Financial Statements).

Engineering Polymers manufactures and markets a broad portfolio of engineering materials for automotive, electrical, electronic, consumer and industrial applications. The automotive and electrical/electronics industries are its largest markets. Serving customers throughout the world, the business unit supplies six families of engineering resins - Zytel(R) nylon, Delrin(R) acetal, Rynite(R) polyester PET, Crastin(R) polyester PBT, Hytrel(R) thermoplastic elastomer and Zenite(TM) liquid crystal polymer - plus plus Vespel(R) polyimide parts and shapes, Tribon composites and Tynex(R) filaments.


[PHOTO APPEARS HERE]


Production of Hytrel(R) was near capacity through much of 1998 as demand for automotive air bag safety systems increased. A new facility in Charleston, South Carolina, for Hytrel(R) and Crastin(R) is to be completed in early 1999. The strategy is to focus new investment mainly on improving the competitiveness and production capability of existing assets. Engineering Polymers was able to offset weakness in Asia Pacific markets, the impact of the General Motors strike and the effects of a strong dollar primarily through lower fixed costs and lower raw material costs.

DuPont is an industry leader in automotive original equipment coatings, automotive refinish and industrial, high-performance coatings. In addition, DuPont has established new technology to serve market needs for improved digital inks. Reflecting the broadening scope of the business in industrial, powder and specialty coatings, DuPont Automotive Coatings has changed its name to DuPont Performance Coatings.

In October, the company announced its intent to acquire Herberts GmbH, the coatings business of Hoechst AG, headquartered in Wuppertal, Germany, for about $1.9 billion. Herberts is the market leader in automotive coatings in Europe with strong positions in the industrial coatings and markets for emerging ultra-low-emission powder coatings. The acquisition adds significant opportunities to increase worldwide market penetration of powder and industrial coatings. Combined, the companies will be the world's third largest coatings company and the leading automotive coatings supplier with sales of about $4 billion. This transaction was completed in February 1999.

DuPont Dow Elastomers continued the commercial launch of its new generation EPDM products. Demand is strong for the Nordel(R) IP products, made via Dow's proprietary INSITE(TM) process and catalyst technology, due to their increased processibility.

1998 versus 1997 Sales of $4.6 billion were down 1 percent reflecting flat selling prices and 1 percent lower volume. ATOI was $508 million compared to $519 million in 1997. ATOI before nonrecurring items was $525 million, up 1 percent reflecting higher Engineering Polymers earnings offset principally by lower earnings from the DuPont Dow Elastomers joint venture.

1997 versus 1996 Sales of $4.7 billion were up 2 percent reflecting higher volumes partly offset by lower prices. ATOI was $519 million versus $502 million in 1996. ATOI before nonrecurring items was $519 million versus $447 million in 1996, 16 percent higher reflecting increased revenue and DuPont Dow Elastomers joint venture income.

Outlook Prospects for continued earnings growth will be heavily dependent on growth in the worldwide automotive industry. New capacity for Hytrel(R)should help meet demand created by the trends to install more air bags per vehicle and increase the number of vehicles with air bags installed as standard equipment. The company expects that long-term demand for engineering polymers will grow above GDP rates as these polymers increasingly replace metal and thermoset plastics in industrial applications. Environmental pressures for greater fuel efficiency in cars and the continuing trend to miniaturization are expected to create this growth. Continued cost control, productivity improvement, and the successful integration of the newly acquired Herberts coatings business will also be paramount.



18                                  DuPont

                     Management's Discussion and Analysis



--------------------------------------------------------------------------------
    PHARMACEUTICALS
--------------------------------------------------------------------------------

                                                       ATOI BEFORE
                                                       NONRECURRING
    SALES ($ in Billions)    ATOI ($ in Millions)      ITEMS ($ in Millions)
    -----------------------  ----------------------    -----------------------
1998                    1.1                   (668)                        185
    -----------------------  ----------------------    -----------------------
1997                    0.8                     234                        162
    -----------------------  ----------------------    -----------------------
1996                    0.7                     305                        305
    -----------------------  ----------------------    -----------------------
    See Industry Segment Information (Note 28 to Financial Statements).


As part of its strategy to build a strong life sciences business, DuPont purchased Merck & Co. Inc.'s 50 percent interest in The DuPont Merck Pharmaceutical Company in July for $2.6 billion. The renamed DuPont Pharmaceuticals focuses on research, development and delivery of pharmaceuticals to treat medical needs for HIV, cardiovascular disease, central nervous system disorders, cancer and arthritis-related disorders. It also is a leader in medical imaging.

The company's launch of Sustiva(TM) (efavirenz), the first once-daily anti-HIV medicine, was perhaps the most successful to date in that disease category, achieving rapid adoption by physicians and reimbursers.

In spite of generic competition, Coumadin(R) (warfarin sodium), used to treat conditions which can lead to stroke, achieved record sales during the year due to physician loyalty, market growth and a continuing emphasis on physician education.

DuPont Pharmaceuticals acquired U.S. rights to Innohep(R) (low molecular-weight heparin) and expects to launch the product in 2000. It also filed a new drug application in the United States for Definity(TM), a contrast-imaging agent for ultrasound procedures.

[PHOTO APPEARS HERE]

1998 versus 1997 Sales were $1.1 billion compared to $0.8 billion in 1997. The increase reflects the mid-year purchase of Merck's 50 percent in The DuPont Merck Pharmaceutical Company. ATOI was a loss of $668 million compared to income of $234 million in 1997. ATOI before nonrecurring items was $185 million, up 14 percent reflecting increased sales of Coumadin(R), and the successful launch of Sustiva(TM).

1997 versus 1996 DuPont's share of DuPont Merck Pharmaceutical Company sales was $0.8 billion, up 4 percent. ATOI was $234 million versus $305 million in 1996. ATOI before nonrecurring items was $162 million, down 47 percent reflecting the absence of $186 million after tax from the favorable allocation of DuPont Merck Pharmaceutical venture operating income in 1996.

Outlook Research and development expenditures are expected to increase by 20 percent for 1999. Sustiva(TM) will benefit in 1999 from a full year of sales in the United States and from expected approvals in Canada and Europe. A second generic warfarin entered the market in 1998 and may challenge the strong hospital treatment base of Coumadin(R). Profits from the arrangement with Merck & Co. Inc. for the antihypertension drugs Cozaar(R) and Hyzaar(R) are expected to begin to contribute to earnings in 1999.

--------------------------------------------------------------------------------
    PIGMENTS & CHEMICALS
--------------------------------------------------------------------------------

White Pigment & Mineral Products
Specialty Chemicals
Fluorochemicals

                                                       ATOI BEFORE
                                                       NONRECURRING
    SALES ($ in Billions)    ATOI ($ in Millions)      ITEMS ($ in Millions)
    -----------------------  ----------------------    -----------------------
1998                    3.7                     577                        581
    -----------------------  ----------------------    -----------------------
1997                    3.8                     513                        513
    -----------------------  ----------------------    -----------------------
1996                    3.7                     493                        507
    -----------------------  ----------------------    -----------------------
    See Industry Segment Information (Note 28 to Financial Statements).


White Pigment & Mineral Products is the world's largest manufacturer of titanium dioxide, serving customers globally in the coatings, plastic and paper industries. The company's plants at DeLisle, Mississippi; New Johnsonville, Tennessee; Edgemoor, Delaware; Altamira, Mexico; and Kuan Yin, Taiwan, utilize the chloride manufacturing process. DuPont Ti-Pure(R) titanium dioxide is available to customers in slurry and powder form in a variety of grades.

In January 1999 White Pigment & Mineral Products announced the termination of agreements between DuPont, ICI and NL Industries under which DuPont would have acquired ICI's Tioxide titanium dioxide business outside North America. The agreements were terminated because the U.S. Federal Trade Commission would not approve the transaction under terms acceptable to the parties. While the acquisition was attractive to DuPont, it was not essential to the success of the company's titanium dioxide business. Changes in world markets since the acquisition was announced in mid-1997 leave DuPont in a considerably stronger position, even without the added capacity. The successful



                                    DuPont                                    19

                     Management's Discussion and Analysis



start-up of an innovative co-products operation at the New Johnsonville plant enabled the business to successfully meet the requirements of a federal consent order to exit and close deep wells used for waste disposal.

                             [PHOTO APPEARS HERE]

Specialty Chemicals produces a wide range of chemical intermediates. The major markets served are the chemical processing industry, mining, pulp and paper, and textile treatment. Products include acrylonitrile, aniline, ammonia, aramid intermediates, cyanides, methylamines, sodium and sulfur products, anchorage systems, catalysts, environmental services, fluoro-protectants, fluoro-additives and custom chemicals, glycolic acid, industrial diamonds, performance lubricants, silica products, SIP and methacrols, Oxone(R) monopersulfate compound and Vazo(R) free radical sources.

Specialty Chemicals enhanced its portfolio with a number of new alliances. A joint venture, Noranda DuPont LLC, was formed with Noranda Inc. to market and distribute sulfuric acid. A technology alliance with Benchmark Research & Technology will better serve the oil field services industry by combining DuPont Tyzor(R) titanate and Zirconate catalysts and other specialty products with Benchmark's marketing expertise in the oil field industry. The existing alliance with Ciba Specialty Chemicals was strengthened to extend the leading market position in textile fluorochemicals.

Specialty Chemicals exited several businesses that were not integral to future growth, including its sale of the global hydrogen peroxide business, the sodium nitrite business and selected surfactants product lines.

The principal products of Fluorochemicals are Suva(R) refrigerants, Vertrel(R) cleaning agents and Dymel(R) propellants. Fluorochemicals continued to improve cost and operational productivity while promoting growth in new specialty cleaning and fire extinguishant products.

1998 versus 1997 Sales of $3.7 billion were down 4 percent reflecting 7 percent lower sales volume partly offset by 3 percent higher selling prices. Higher sales of titanium dioxide were more than offset by lower sales of specialty chemicals. ATOI was $577 million compared to $513 million in 1997. ATOI before nonrecurring items was $581 million, up 13 percent as higher earnings from titanium dioxide more than offset lower specialty chemicals earnings. The latter reflects lower revenue due to pricing weakness in the industrial commodity chemicals markets.

1997 versus 1996 Sales of $3.8 billion were up 2 percent reflecting higher volumes partly offset by lower prices. ATOI was $513 million versus $493 million in 1996. ATOI before nonrecurring items of $513 million was 1 percent higher reflecting increased specialty chemicals earnings, partly offset by lower titanium dioxide earnings.

Outlook While White Pigment & Mineral Products remains alert for acquisition opportunities that make good business sense, the immediate focus is on further cost improvements and the support of customers globally. Specialty Chemicals' targeted growth plan will push expansion of the Sulfur Products business into South America and Mexico. Fluorochemicals should benefit as supply and demand for HFC-134a, an ozone-friendly refrigerant, come into better balance.



--------------------------------------------------------------------------------
  POLYESTER ENTERPRISE
--------------------------------------------------------------------------------

     DuPont Dacron(R)
     Polyester Films
     Polyester Resins & Intermediates

                                                       ATOI BEFORE
                                                       NONRECURRING
    SALES ($ in Billions)    ATOI ($ in Millions)      ITEMS ($ in Millions)
    -----------------------  ----------------------    -----------------------
1998                    2.8                   (228)                        (7)
    -----------------------  ----------------------    -----------------------
1997                    2.2                     124                        187
    -----------------------  ----------------------    -----------------------
1996                    2.3                     161                        177
    -----------------------  ----------------------    -----------------------
    See Industry Segment Information (Note 28 to Financial Statements).


DuPont Dacron(R) produces polyester staple and filament fibers for such diverse global markets as apparel, home furnishings, sleepwear, outdoor products and transportation. Leading Dacron(R) polyester brands include CoolMax(R) and ThermaStat(R) performance fabrics, Comforel(R) sleep products, Thermolite(R) insulations, Micromattique(TM) microfibers and the newest introduction, Supriva(TM) fabric. Global demand for Dacron(R) products was adversely affected by Asian economic conditions.

In an effort to improve asset productivity, DuPont Dacron(R) entered into a joint venture with Alfa to produce and market polyester staple fiber. The venture is expected to begin operating in early 1999 and will construct a new production facility in Altamira, Mexico, which is scheduled to be completed by early 2001.


20                                  DuPont

                     Management's Discussion and Analysis




Polyester Films specializes in films and related products for the specialty, industrial, packaging, electrical and electronics markets. Brand names include Melinex(R) and Mylar(R) polyester films, Kaladex(R) polyethylene naphthalate films and Cronar(R) polyester photographic base film. The business includes the DuPont-Hongji Films Foshan Co. Ltd. joint venture in China and the Teijin-DuPont Films joint venture.

The acquisition of ICI's polyester films business in 1998 established DuPont as the global leader in polyester films with a concentration on differentiated products that provide added value to customers. Polyester Films started the world's fastest thin-film line in Scotland and a state-of-the-art, ultra-thin film line in Luxembourg. As part of an aggressive asset optimization strategy, older film manufacturing lines were shut down to improve both asset and total cost productivity.

[PICTURE APPEARS HERE]

In February 1999 the company and Teijin Ltd. announced a letter of intent to form a 50/50 joint venture for their global polyester films businesses. The new venture will have combined capacity of more than 300,000 tons per year. The company expects the joint venture to begin operating in late 1999 pending governmental approvals and negotiation of definitive agreements.

Polyester Resins & Intermediates successfully started a pilot plant using NG-3 (next generation) polyester polymerization technology. This technology offers lower investment costs, putting DuPont in the lowest cost position for PET polymer when integrated with DuPont's technology for PTA (purified terepthalic acid).

Improved versions of Laser+(R) container resin were introduced for production of carbonated soft drink bottles and custom containers. A new marketing effort launched Crystar(R) specialty resins in Europe. Biomax(R) hydrobiodegradable PET began commercial sales with applications in coated paper for packaging and cups, thermoforms and shrink wrap film.

1998 versus 1997 Sales of $2.8 billion were up 26 percent reflecting additional sales from the acquisition of ICI's polyester films, resins and intermediates businesses. Partly offsetting this increase were a 14 percent sales volume decline and a 9 percent price decline for Dacron(R) polyester reflecting weak demand, increased competition from imports, and price pressures from worldwide overcapacity. ATOI was a loss of $228 million compared to income of $124 million in 1997. ATOI before nonrecurring items was a loss of $7 million compared to income of $187 million in 1997, reflecting lower Dacron(R) polyester earnings and losses in the films, resins and intermediates businesses.

1997 versus 1996 Sales of $2.2 billion were 5 percent lower reflecting lower sales across most product lines. ATOI was $124 million versus $161 million in 1996. ATOI before nonrecurring items of $187 million was up 6 percent as lower revenue was offset by lower costs.

Outlook Conditions are expected to remain difficult in the worldwide polyester industry in 1999 reflecting an overall slowing in worldwide economies and weakness in the U.S. apparel industry. Global demand for Dacron(R) polyester products should increase if Asian market conditions improve in the second half of 1999. For Polyester Films, the Asian economic crisis and worldwide economic slowdown have caused deterioration in the marketplace. These dynamic market conditions are expected to continue in 1999 with some improvement expected in the second half of the year. Global double-digit growth in the demand for polyester resin by container markets is expected to continue in 1999 and 2000. To capture a greater share of that growth and deliver higher value to customers, Polyester Resins & Intermediates will introduce new barrier resins aimed at the food, beer and carbonated soft drink markets.

--------------------------------------------------------------------------------
 SPECIALTY FIBERS
--------------------------------------------------------------------------------
 DuPont Lycra(R)
 Nonwovens
 Advanced Fiber Systems

                                                   ATOI BEFORE
                                                   NONRECURRING
    SALES ($ in billions)   ATOI ($ in millions)   ITEM ($ in millions)
    ---------------------   --------------------   --------------------
1998                  3.3                    659                    662
    ---------------------   --------------------   --------------------
1997                  3.3                    708                    708
    ---------------------   --------------------   --------------------
1996                  3.1                    624                    624
    ---------------------   --------------------   --------------------
See Industry Segment Information (Note 28 to Financial Statemets).


DuPont Lycra(R) continued to move beyond its traditional markets - intimate apparel, swimwear, hosiery and activewear - to gain increased acceptance in menswear, childrenswear, socks, sweater knits, denims, wovens and shoes. This will remain the strategy for growth, along with geographic expansion in developing markets,

                     Management's Discussion and Analysis




such as China, and strengthening of the Lycra(R) market position with increased investment in the Lycra(R) brand.

Nonwoven products include Tyvek(R) brand products, Typar(R) spunbonded polypropylene and Sontara(R) spunlaced products. Nonwovens formed a joint venture, DuPont-Dayuan Nonwovens Fabric Co. Ltd., to produce and supply spunlaced fabrics to China and Asia Pacific. A new product, Tyvek(R) StuccoWrap(TM), was quickly accepted as a customized offering for stucco contractors.

Advanced fibers are Kevlar(R) brand fiber, Nomex(R) brand fiber and paper, and Teflon(R) brand fluoropolymer fiber. Advanced Fiber Systems is expanding into new end uses while growing in already strong market categories, such as sporting goods and sport shoes. The strategy also seeks growth for Nomex(R) thermal workwear, industrial protective apparel.

1998 versus 1997 Sales of $3.3 billion were 1 percent lower reflecting 2 percent lower selling prices partly offset by 1 percent higher sales volumes. ATOI was $659 million compared to $708 million in 1997. ATOI before nonrecurring items was $662 million, down 6 percent reflecting lower revenue and slightly higher costs.

1997 versus 1996 Sales of $3.3 billion were up 7 percent reflecting higher volumes partly offset by lower prices. ATOI was $708 million, up 13 percent reflecting higher revenue.

Outlook The introduction by DuPont Lycra(R) of fibers with softer stretch, the launch of a new global brand campaign, and penetration of new market segments and geographic regions should aid growth for Lycra(R). Nonwovens will increase production capacity for Tyvek(R) in Richmond, Virginia, and for Sontara(R) in Asturias, Spain, to meet growing market demand. Advanced Fiber Systems' emphasis on new market segments, applications, and its global campaign is expected to stimulate revenue and earnings next year.

--------------------------------------------------------------------------------
        SPECIALTY POLYMERS
--------------------------------------------------------------------------------
        Photopolymer & Electronic Materials
        Packaging & Industrial Polymers
        Fluoropolymers
        DuPont Corian(R)


                                                   ATOI BEFORE
                                                   NONRECURRING
    SALES ($ in billions)   ATOI ($ in millions)   ITEMS ($ in millions)
    ---------------------   --------------------   ---------------------
1998                  4.1                    598                     608
    ---------------------   --------------------   ---------------------
1997                  4.1                    577                     577
    ---------------------   --------------------   ---------------------
1996                  3.8                    496                     496
    ---------------------   --------------------   ---------------------
See Industry Segment Information (Note 28 to Financial Statement)

For the printed, flexible and microcircuit segments of the electronics industry, Photopolymer & Electronic Materials (P&EM) markets Riston(R) photoresists, Birox(R) thick films, Pyralux(R) flexible laminates and Fodel(R) photoimageable technology. For the printing industry, P&EM markets Cyrel(R) flexographic printing plates and Color Proofing systems including Waterproof(R), Cromalin(R) and Dylux(R).

P&EM continued its growth strategy through alliances, acquisitions and accelerated new product development. The Color Proofing business is working with Kodak Polychrome Graphics and Epson to create growth opportunities and open paths to new markets, including desktop proofing. The acquisition of new thermally processed flexographic printing plate technology will further strengthen the global leadership position of Cyrel(R) in the flexographic industry.

Kapton(R), Teflon(R) and Tefzel(R) films are high-value offerings with good growth potential, particularly in the electronics market. New production lines were added to existing facilities in Japan and Texas. The increased capacity will help meet worldwide demand for Kapton(R) polyimide films. New products are in the early stages of commercialization to make thinner, brighter display screens on an array of electronic equipment.

Packaging & Industrial Polymers (P&IP) offers specialized, high-value polymers in packaging and selected industrial markets. P&IP consists of Ethylene Copolymers, Vinyls, Clysar(R) polyolefin shrink film and DuCan Films.

P&IP is developing the next generation polyolefin technology, Versipol(R). Expansion of manufacturing capacity for Nucrel(R) brand ethylene/acid copolymer continues at Victoria, Texas. In 1998 P&IP completed divestiture of its AMS ventures, which utilized composites technology in various industries.

                     Management's Discussion and Analysis



The trademarks of Fluoropolymers include Teflon(R) and Tefzel(R) fluoropolymers, and SilverStone(R) and Autograph(R) non-stick finishes. Fluoropolymers announced an investment program to expand global capacity for Teflon(R) PTFE resins and completed a capacity expansion for Teflon(R) FEP resins. Both expansions were aimed at meeting increasing demand in a number of industries, particularly data processing, architectural, automotive and chemical processing. The business also introduced its newest development nonstick surfaces for cookware, SilverStone(R) with ScratchGuard(TM), a product durable enough for use with most metal cooking utensils.

[PHOTO OF SINK APPEARS HERE]

DuPont Corian(R) continued to pursue growth by increasing value and reducing the installed cost to the consumer, and broadening distribution channels. DuPont Corian(R) acquired Granirex Inc., a manufacturer of engineered stone in Thetford Mines, Quebec, Canada.

1998 versus 1997 Sales of $4.1 billion were flat as lower sales of Packaging & Industrial Polymers were offset by higher sales in other businesses. ATOI was $598 million compared to $577 million in 1997. ATOI before nonrecurring items was $608 million, up 5 percent reflecting lower costs. Earnings growth in Fluoropolymers and DuPont Corian(R)was partly offset by marginally lower earnings in the other businesses.

1997 versus 1996 Sales of $4.1 billion were up 7 percent principally reflecting higher sales of P&IP, DuPont Corian(R), and P&EM. ATOI was $577 million, up 16 percent reflecting increased revenue and flat costs.

Outlook Smaller and more powerful cell phones, pagers and laptop computers require the advanced technology of P&EM's flexible, printed circuit and microcircuit materials. Growing demand for LAN cables insulated with Teflon(R)FEP should enhance revenues in Fluoropolymers. Significant growth in demand for Teflon(R)PFA should accompany recovery in the semiconductor industry.


OTHER

This segment represents less than 2 percent of total 1998 segment sales and consists of the company's photomasks, safety resources, and global services businesses, and divested businesses including certain printing and publishing businesses, medical products and coal. Segment sales in 1998 were $0.4 billion versus $1.0 billion in 1997. The decline is principally attributable to the absence of sales of the divested printing and publishing businesses. ATOI was $183 million in 1998 compared to a loss of $225 million in 1997. ATOI before nonrecurring items was $105 million compared to a loss of $5 million, principally reflecting absence of losses related to the divested printing and publishing businesses. Segment sales in 1997 were $1.0 billion versus $1.5 billion in 1996. The decline is principally attributable to the absence of sales of the divested medical products businesses. ATOI was a loss of $225 million in 1997, compared to a loss of $24 million in 1996. ATOI before nonrecurring items was a loss of $5 million, compared to a loss of $69 million.


Financial Condition

In 1998, DuPont took two major steps in line with its strategic direction. In May, the company announced its intent to divest its Conoco energy business. In October, an initial public offering of Conoco stock was made. Conoco sold 191,456,427 shares of Conoco Class A common stock at $23 per share to outside investors, leaving DuPont with a 69.5 percent interest in Conoco. Net proceeds from the offering were $4.2 billion. By the end of the third quarter 1999, DuPont expects to receive a favorable ruling from the Internal Revenue Service and complete the divestiture by offering to exchange its remaining Conoco shares for DuPont shares in a tax-free split off. In July, DuPont acquired Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company for $2.6 billion. DuPont now owns 100 percent of the business, which operates as DuPont Pharmaceuticals.

During 1998 and 1997, the company recorded charges to terminate employees and write down assets as described in Note 6 to the financial statements. Cash payments totaling about $225 million are expected to be made in 1999 to satisfy the remaining liabilities as of December 31, 1998, associated with these actions. These cash payments, which are primarily attributable to employee separation costs resulting from the 1998 company-wide productivity

                                    DuPont                                    23

                     Management's Discussion and Analysis



improvement initiatives, are not expected to have a material adverse impact on the company's financial position or liquidity.

Borrowings at year-end 1998 of $11.1 billion were $0.9 billion lower than the $12.0 billion at the end of 1997. As described in the Restructuring, Transfer and Separation Agreement, Conoco is obligated to repay all outstanding debt owed to DuPont at such time as DuPont's voting power becomes less than 50 percent of Conoco. DuPont intends to use this payment for general corporate purposes, including reduction of debt. At December 31, 1998, such indebtedness to DuPont was $4.6 billion.

In December, Standard & Poor's (S&P) affirmed its rating of the company's senior, unsecured long-term debt at AA- and removed the company from CreditWatch. The rating affirmation recognizes that the company will benefit from a favorable capital structure following the divestiture of Conoco assuming DuPont meets its debt-reduction goals. Moody's Investors Service (Moody's) has not changed its Aa3 long-term debt rating. The company's commercial paper rating remains at Prime 1 by Moody's and A-1+ by S&P.

Borrowings at year-end 1997 of $12.0 billion were $3.1 billion higher than the $8.9 billion at the end of 1996. This increase was primarily the result of strategic acquisitions made in 1997. The company spent $1.7 billion to purchase a 20 percent interest in Pioneer Hi-Bred International, $1.2 billion to acquire ICI's global polyester intermediates and resins businesses, and issued 22.5 million shares of DuPont stock valued at $1.3 billion to acquire Protein Technologies International. In each of the ICI and PTI acquisitions, the company assumed $0.2 billion debt of the respective companies.


CASH PROVIDED BY CONTINUING OPERATIONS

Cash provided by continuing operations totaled $4.1 billion in 1998, $0.1 billion more than the $4.0 billion in 1997. The increase is primarily due to smaller increases in trade receivables and other operating assets offset by $0.5 billion lower net income before nonrecurring items after adjusting for noncash charges and credits. The extraordinary charge from early retirement of debt of $0.3 billion eliminates noncash charges included in net income related to long-term debt retirement. The adjustment of $1.4 billion in 1998 and $1.5 billion in 1997 for purchased in-process research and development eliminates the noncash charge to earnings associated with the DuPont Merck, Pioneer, Protein Technologies International, and ICI polyester transactions (see Note 5 to Financial Statements). Other noncash charges and credits-net of $(0.3) billion in 1998 includes reductions to eliminate income from asset sales and pretax exchange gains, partially offset by adjustments to eliminate noncash charges to earnings associated with productivity initiatives.

In 1997, cash provided by continuing operations totaled $4.0 billion, $0.1 billion less than the $4.1 billion in 1996. Net income, after adjusting for noncash charges and credits, was $0.6 billion higher than in 1996, offset by increases in receivables. Other noncash charges and credits-net in 1997 includes an adjustment to eliminate the noncash charge taken to write down certain Printing and Publishing assets. In both 1998 and 1997, $0.3 billion was transferred from the company's pension trust in the United States to pay the company's portion of certain retiree health care costs as permitted under federal law; these receipts are reflected as a reduction in other operating assets.


WORKING CAPITAL INVESTMENT

At the end of 1998, the investment in working capital by continuing operations (excluding cash and cash equivalents, marketable securities, and short-term borrowings and capital lease obligations) was $3.2 billion, an increase of $0.3 billion from the $2.9 billion at year-end 1997. This increase was principally due to increased inventories in certain end-use markets and geographies where difficult 1998 conditions offset ongoing productivity improvements. Net increases due to the 1998 ICI polyester films and DuPont Merck Pharmaceutical acquisitions were largely offset by reductions generated by business dispositions during the year.

Current assets, including cash and cash equivalents and marketable securities, increased $0.1 billion with inventories up $0.3 billion, offset by lower receivables. Current liabilities, excluding short-term borrowings and capital lease obligations, were essentially unchanged.

In 1997, working capital investment increased $0.3 billion from $2.6 billion to $2.9 billion. The increase was principally due to the Protein Technologies International and ICI polyester resins and intermediates acquisitions during the year.

The ratio of current assets to current liabilities was 0.8:1 at year-end 1998 and 1997.

24                                  DuPont

                     Management's Discussion and Analysis




INVESTMENT ACTIVITIES

Total capital investments by continuing operations, including investments in affiliates and acquisitions, were $5.6 billion, an increase of $0.3 billion from 1997. 1998 payments for businesses acquired (net of cash acquired) of $3.3 billion included $2.5 billion (net of $0.1 billion cash acquired) for the acquisition of Merck's 50 percent interest in DuPont Merck Pharmaceutical, and $0.7 billion for acquisition of ICI's polyester films business. 1997 payments for businesses acquired (net of cash acquired) include acquisition of ICI's global polyester resins and intermediates businesses for $1.2 billion. In the 1997 ICI acquisition, the company also assumed $0.2 billion of debt. 1997 investment in affiliates included acquisition of a 20 percent interest in Pioneer Hi-Bred International for $1.7 billion.

Excluding major acquisitions, 1998 capital spending totaled $2.3 billion, unchanged from the $2.3 billion spent in 1997. Expenditures were made to expand capacity and build market positions in Europe and Asia for key businesses, including Lycra(R) elastane, crop protection products, Mylar(R) thin films and Sontara(R) nonwovens. In the United States, expenditures increased capacity for Hytrel(R) and Vespel(R) resins, Lycra(R), and Fortress(R) insecticide. The program to modernize, consolidate and renew the cost competitiveness of DuPont Nylon continued in 1998 with expenditures made in the United States, Europe and Asia to upgrade both nylon manufacturing facilities and nylon intermediates. Significant expenditures also were made for environmental projects.

In 1999, non-acquisition spending is expected to be about $2.0 billion, or $0.3 billion less than 1998 non-acquisition spending. This reflects expected asset productivity gains from our Six Sigma initiative as well as the uncertain business climate in 1999. Planned spending will include capacity expansion in Lycra(R), a new microdenier product in the Sontara(R) line of nonwovens, and additional capacity for Tyvek(R) nonwovens, and fluoropolymers. Major expansions are also planned in support of the recently acquired Protein Technologies International business. In October, DuPont announced it had agreed to acquire Herberts, the coatings company of Hoechst AG, for about $1.9 billion. The acquisition was completed in February 1999, making the DuPont coatings business the world's third largest and the leading global automotive coatings supplier. Other potential major acquisition moves will likely focus on implementation of the company's life sciences strategy.

Proceeds from asset sales were $0.9 billion in 1998. In November, DuPont sold substantially all of its remaining interest in CONSOL Energy Inc., a 50/50 coal operations joint venture with Rheinbraun AG for $0.5 billion. Other sale proceeds included $0.3 billion for the sale of various global hydrogen peroxide assets, and $0.1 billion related to disposition of the printing and publishing business. 1997 asset sales of $0.6 billion were principally generated by sale of the Diagnostic Imaging business, the sale of NEN Life Sciences Products, and the sale by DuPont Merck of its generic and multisource product lines.

As discussed above under Financial Condition, the October initial public offering of 30.5 percent of Conoco generated net proceeds of $4.2 billion.

Miscellaneous net investment activities in 1997 include $0.5 billion from the liquidation of financial investments by Danube Insurance Limited, the company's self-insurance subsidiary. These funds from excess insurance reserves were used for operating and investment purposes.

FINANCING ACTIVITIES

Dividends per share of common stock were $1.365 in 1998, $1.23 in 1997, and $1.115 in 1996. The quarterly dividend was increased from $.315 to $.35 in the second quarter of 1998 and from $.285 to $.315 in the second quarter of 1997.

In accordance with the company's policy to offset dilution resulting from the issuance of DuPont stock under compensation plans, the company spent $769 million in 1998 to purchase 12.8 million shares of DuPont common stock. Not related to the share buyback program, the company received $65 million as a final settlement payment on shares repurchased in 1997 under the terms of a private placement agreement in connection with the Protein Technologies International acquisition, bringing net 1998 acquisition of treasury stock to $704 million. 1997 acquisition of treasury stock of $1,747 million includes $1,420 million to buy back and retire 22.5 million shares issued to acquire Protein Technologies International, as well as $327 million to buy back and retire 5.8 million shares issued under compensation plans.



                                    DuPont                                    25

                     Management's Discussion and Analysis




Purchased In-Process Research and Development

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, the company recorded charges for purchased in-process research and development totaling $1,478 million in 1997 with respect to three purchase business combinations completed that year. In 1998 the company recorded charges totaling $1,443 million with respect to two purchase business combinations completed that year ($1,280 million) and revisions ($163 million) of prior year estimates for two purchase business combinations completed in December 1997.

The following is a more detailed discussion of the purchased in-process research and development associated with each of these acquisitions. The company believes that the assumptions and forecasts used in valuing purchased in-process research and development were reasonable at the time of the respective business combination. No assurance can be given, however, that future events will transpire as estimated. As such, actual results may vary from the projected results.

Management expects to continue supporting these research and development efforts. However, as noted below, there is risk associated with the successful completion of these research and development projects. There can be no assurance that any of these projects will meet with either technological or commercial success. If none of these projects is successfully completed, the sales and profitability of the company may be adversely affected in future periods. Failure of any single project would not materially impact the company's financial condition, results of operations or liquidity.

DUPONT PHARMACEUTICALS

On July 1, 1998, the company purchased the 50 percent general partnership interest of Merck & Co. in The DuPont Merck Pharmaceutical Company for $2,586 million cash, the assumption of approximately $269 million of liabilities, and acquisition related costs of $8 million. As part of the transaction, the company agreed to indemnify Merck for certain future liabilities that may arise from events that occurred during Merck's tenure as a general partner. The business, renamed DuPont Pharmaceuticals, is engaged in the research, development, manufacturing and sale of human pharmaceutical and radiopharmaceutical products and is the principal component of the company's Pharmaceuticals business segment. The preliminary allocation of purchase price to the identifiable assets acquired, based on their estimated fair values, is as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                       $  272

Property, Plant and Equipment                                           310

Completed Technology                                                    866

In-Process Research and Development                                   1,230

Other Identifiable Intangibles                                          103

Other Assets                                                              9
--------------------------------------------------------------------------------
Total Identifiable Assets                                            $2,790
================================================================================

The $73 million excess of the cost of the acquisition ($2,863 million) over the fair value of the identifiable assets acquired has been recorded as goodwill.

At the date of acquisition, the business had 32 research and development projects meeting the criteria for purchased in-process research and development. The pharmaceuticals industry categorizes research and development activities into phases, which represent stages of completion in the research and development process. The following summarizes the status of the research and development efforts in process at the date of acquisition and the allocation of purchase price to each group (dollars in millions):

--------------------------------------------------------------------------------
                                                    Number of
Status                                               Projects   Fair Value
--------------------------------------------------------------------------------
Pre Clinical Trial                                      20         $170

        Phase 1                                          2         $ 40

        Phase 2                                          4         $240

        Phase 3                                          3         $690

New Applications for Existing Products                   3         $ 90
================================================================================



26                                  DuPont

                     Management's Discussion and Analysis




Projects in the Pre Clinical Trial phase of the research and development process represent compounds that have demonstrated biological activity directed at disease targets in specific therapeutic areas. Research and development activities conducted during this phase include optimizing the pharmacological activity, early screening for toxicity, testing and other activities that must be performed before a new drug can be administered to humans. If successful, projects in this phase are expected to be completed in the period 2003 to 2007. Successful completion of a research and development project is deemed to occur upon receipt of regulatory approval for sale of the drug in a major market, which is normally approval by the FDA for sale in the United States.

Phase 1 involves the first clinical trials in humans to test a potential new drug for pharmacological activity, tolerance and safety. This stage of development typically takes about one year to complete. The two Phase 1 projects in process at the acquisition date involve the development of second generation nonnucleoside reverse transcriptase inhibitors to be used in combination therapy for HIV. If successful, these projects are expected to be completed in 2001 assuming the projects would qualify for accelerated regulatory review (see below).

Phase 2 involves clinical trials designed to determine efficacy and dosing. Efforts to optimize manufacturing of active pharmaceutical ingredient, formulation, and packaging are also underway during this phase. This stage of development normally takes 18 months to complete. The four Phase 2 projects in process at the acquisition date were:

 . DMP754 (roxifiban), an oral IIb/IIIa platelet receptor antagonist to be used in the inhibition of platelet activity in cardiovascular patients

 . DMP777, an elastase inhibitor to be used in the treatment of cystic fibrosis

 . DMP543, a neurotransmitter release enhancer with the potential for use in the treatment of Alzheimer's disease

 . DMP444, a radiopharmaceutical agent for use in thrombus imaging.

If successful, these projects are expected to be completed in the period 2001 to 2005.

Phase 3 typically involves large multi-center clinical trials intended to gather evidence of the effectiveness of the new drug for specific therapeutic use and to better understand safety and drug-related adverse effects. This stage of development normally takes two to four years plus an additional six to 12 months for regulatory review. The regulatory review period can take less time if the new drug qualifies for accelerated review. The three Phase 3 projects in process at the date of acquisition were:

 . DMP266 Sustiva(TM) (efavirenz), a nonnucleoside reverse transcriptase inhibitor for use in combination therapy for HIV

 . DMP115 Definity(TM), a contrast imaging agent for ultrasound procedures

 . DMP702 Innohep(R) (tinzaparin), a low-molecular weight heparin anticoagulant.

At the date of acquisition, Sustiva(TM) (efavirenz) was expected to be completed in late 1998, assuming an accelerated regulatory review and successful completion, and Definity(R) and Innohep(R) were expected, if successful, to be completed in 1999.

At the date of acquisition, there were two projects underway to support the submission for regulatory approval of new therapeutic uses for Coumadin(R) (warfarin sodium). These projects, if successful, were expected to be completed in the period 2000 to 2003. A third project, the submission for regulatory approval of Coumadin(R) for the extended (180 to 300 day) use in treatment of deep vein thrombosis was, if successful, expected to be completed later in 1998.

The company estimates that it will spend $1 billion, on a risk-adjusted basis, over the next 10 years in its efforts to complete the above projects. This estimate recognizes the fact that not all projects will be completed successfully. The cost of successfully taking a project from preclinical development through regulatory approval is estimated to range from $250 million to $500 million. Estimates of the cost to complete a specific project are dependent on its stage of development, the disease to be treated, the size and structure of clinical trials required to prove improved efficacy and/or safety versus current treatment options, and the project's Probability of Technical Success (see next page).

Risks and uncertainties associated with successfully completing a project include, but are not limited to, failure to demonstrate efficacy, the generation of inconclusive study results, the emergence in clinical trials of significant drug-related adverse

                                    DuPont                                    27

                     Management's Discussion and Analysis




events, the emergence of acute or long-term toxicity, disputes involving intellectual property rights, instability of the active pharmaceutical ingredient, and the failure to develop an effective manufacturing process. There is also the potential for emergence of new drugs or therapies that are more effective, offer a better dosage regimen, or are better tolerated by patients. The emergence of any of these issues can result in project delay or termination.

The fair values assigned to property, plant and equipment, completed technology, in-process research and development, and other identifiable intangibles were all based on independent appraisals. The appraisal of in-process research and development followed longstanding pharmaceutical industry practices used to value and manage in-process research and development. A simplified model of that appraisal methodology is as follows:


                Cash Flows from Successful Completion

        Less:   Cash Flows to Complete

        Less:   Return on Assets Employed
                -------------------------------------
        Equals: Adjusted Cash Flows

        Times:  Probability of Technical Success
                -------------------------------------
        Equals: Risk Adjusted Cash Flows

        Times:  Present Value Factor
                -------------------------------------
        Equals: Fair Value


Cash Flows from Successful Completion represents the estimated future revenues forecast to be earned over the life of the product less the costs and expenses required to generate those revenues, assuming successful completion of the project in process. Significant assumptions include estimates of market size, market share to be achieved, date of introduction, life cycle pattern, product pricing, and operating margins. Cash Flows to Complete represents the estimated future research and development costs required to complete the project, assuming the project is ultimately successful. Significant assumptions include the work required to successfully complete the project and the date of completion. Return on Assets Employed represents an allocation of the estimated future profits from the product to existing assets, including identifiable intangible assets, thereby ensuring that all appropriate future cash flows are attributed to existing assets for purposes of determining their fair value.

Probability of Technical Success represents management's assessment of all risks associated with successfully completing a given project. The starting point for this assessment is the pharmaceutical industry-standard success rate for compounds in the same phase of completion, i.e., the risk associated with pharmaceutical research and development in general. Management may adjust this rate, in most cases downward, based on the specifics of each individual project and scientific judgment as to the progress achieved to date and the complexity of the work still to be completed. These adjustments reflect project-specific risks, i.e., the probability that a given project will be more or less likely to succeed than the industry norm. The range of Probability of Technical Success factors used in determining the fair value of in-process research and development at the date of acquisition is as follows:

--------------------------------------------------------------------------------
Status                                       Probability of Technical Success
--------------------------------------------------------------------------------
Pre Clinical Trial                                     5% to 9%

        Phase 1                                       14% to 18%

        Phase 2                                       30% to 50%

        Phase 3                                       55% to 95%

New Applications for Existing Products                70% to 90%
================================================================================

Risk Adjusted Cash Flows were discounted to present value using a 13 percent discount rate, which is 50 basis points higher than the estimated weighted average cost of capital for research-based pharmaceutical companies. The weighted average cost of capital is a market-based measure of investment risk, i.e., the risk associated with investing in a particular business, company, industry, etc. The higher discount rate used to present value these risk adjusted cash flows compensates for the increased risk associated with a finite number of projects versus a diversified business as a whole.

Since the date of acquisition, Sustiva(TM) was granted accelerated FDA approval in the United States. Definity(TM) was submitted for approval for marketing in the United States in December 1998. Innohep(R) is expected to be submitted for approval for marketing in the United States in the second quarter of 1999, a slight delay from earlier projections. In October 1998 management terminated the project investigating the use of Coumadin(R) in the prevention of primary myocardial infarction because the Thrombosis Prevention Trial was not conclusive in demonstrating the benefits of warfarin in this therapeutic use. Clinical trials investigating the use of Coumadin(R) in the extended


28                                  DuPont

                     Management's Discussion and Analysis




treatment of deep vein thrombosis continue and are expected to conclude in 2001.


POLYESTER FILMS

In January 1998 the company purchased the global polyester films business of ICI for $647 million cash, the assumption of $110 million of liabilities, and acquisition related costs of $5 million. The preliminary allocation of purchase price to the identifiable assets acquired, based on their estimated fair values, is as follows (dollars in millions):

Current Assets                                                        $ 62

Property, Plant and Equipment                                          501

Completed Technology                                                    55

In-Process Research and Development                                     50

Other Assets                                                            18
--------------------------------------------------------------------------------
Total Identifiable Assets                                             $686
================================================================================

The $76 million excess of the cost of the acquisition ($762 million) over the fair value of the identifiable assets acquired has been recorded as goodwill.

At the date of the acquisition, the business had 10 research and development projects meeting the criteria for purchased in-process research and development. These projects were of two general types (dollars in millions):

--------------------------------------------------------------------------------
Project Type                       Number of Projects            Fair Value
--------------------------------------------------------------------------------
New Product Development                      7                       $36

Process Modification                         3                       $14
================================================================================

New Product Development projects have as their goal the discovery and development of new formulations and/or significant modifications of existing product formulations to meet specific end user needs. These projects are expected to be completed in the period 1998 to 1999. Management estimates the Probability of Technical Success for these projects ranges from 40 percent to 80 percent.

Process Modification projects have as their goal the design and development of significant modifications to existing capital assets in order to increase capacity or otherwise improve efficiency of the manufacturing process. These projects are expected to be completed in the period 1998 to 1999. Management estimates the Probability of Technical Success for these projects ranges from 60 percent to 70 percent.

The fair values of these projects are based on estimates prepared by management utilizing procedures that are essentially the same as those described above for the pharmaceutical business acquisition. Industry success rates are not generally available for this type of research and development. As such, the Probability of Technical Success was estimated by management based on scientific judgment regarding the results achieved to date, the complexity of successfully completing the project, and the business' historical experience with similar types of research and development projects. Successful completion of a project is deemed to occur when the new or improved product or process is defined and technological feasibility has been objectively demonstrated. The cost to complete these projects is estimated to total $5 million over the period 1998 to 1999.

Risk Adjusted Cash Flows were discounted to present value using a 15 percent discount rate. This rate is higher than the estimated weighted average cost of capital for this business and reflects management's assessment of the risks of projections, volatility and market uncertainty.

As of December 31, 1998, three of the seven New Product Development projects have achieved technical feasibility; the remaining four projects are still in process. The three Process Modification projects are still in process, with detail process modeling currently underway.


POLYESTER RESINS AND INTERMEDIATES

On December 31, 1997, the company purchased the global polyester resins and intermediates business of ICI for $1,240 million cash, the assumption of $265 million of liabilities, and acquisition related costs of $7 million. The purchase price was allocated to the identifiable assets acquired, based on their fair values, as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                       $   89

Property, Plant and Equipment                                           810

Completed Technology                                                    339

In-Process Research and Development                                     178

Other Assets                                                             70
--------------------------------------------------------------------------------
Total Identifiable Assets                                            $1,486
================================================================================


                                    DuPont                                    29

                     Management's Discussion and Analysis




The $26 million excess of the cost of the acquisition ($1,512 million) over the fair value of the identifiable assets acquired has been recorded as goodwill.

At the date of the acquisition, the business had eight research and development projects meeting the criteria for purchased in-process research and development. These projects were of three general types (dollars in millions):

--------------------------------------------------------------------------------
Project Type                            Number of Projects       Fair Value
--------------------------------------------------------------------------------
New Product Development                         3                     $26

Process Modification                            4                     $66

New Manufacturing Process                       1                     $86
================================================================================

New Product Development projects have as their goal the discovery and development of new formulations and/or significant modifications of existing product formulations to meet specific end user needs. These projects are expected to be completed in the period 1998 to 2000. Management estimates the Probability of Technical Success for these projects ranges from 14 percent to 72 percent.

Process Modification projects have as their goal the design and development of significant modifications to existing capital assets in order to increase capacity or otherwise improve efficiency of the manufacturing process. These projects are expected to be completed in the period 2000 to 2001. Management estimates the Probability of Technical Success for these projects ranges from 70 percent to 80 percent.

The New Manufacturing Process project has as its goal the design and development of a totally new manufacturing process. This project is expected to be completed in 2002. Management estimates an 80 percent Probability of Technical Success for this project.

The fair values of these projects are based on estimates prepared by management utilizing procedures that are essentially the same as those described above for the pharmaceutical business acquisition. Industry success rates are not generally available for this type of research and development. As such, the Probability of Technical Success was estimated by management based on scientific judgment regarding the results achieved to date, the complexity of successfully completing the project, and the business' and DuPont's extensive historical experience with similar types of research and development projects for polyester resins and intermediates. The cost to complete these projects is estimated to total $20 million over the period 1998 to 2002.

Risk Adjusted Cash Flows were discounted to present value using a 12 percent discount rate, which approximates the weighted average cost of capital for this business. This rate was deemed by management to be appropriate in these circumstances given the extensive historical knowledge and experience upon which the Probability of Technical Success was based. Seven of these projects are still in process and are expected to be completed within the same relative time frame used to establish fair values. One Process Modification project (fair value $3 million) was terminated in January 1999 when the company and ICI ended discussions about the formation of a joint venture in Pakistan.


PROTEIN TECHNOLOGIES INTERNATIONAL INC.

On December 1, 1997, the company acquired the stock of Protein Technologies International (PTI), a wholly owned subsidiary of Ralston Purina Company, for 22,570,673 shares of DuPont common stock, with a fair value of $1,301 million, in a tax-free exchange. Established in 1973, the business is engaged in the research, development, manufacturing and sale of high quality soy protein and soy fiber ingredients for a variety of food applications and soy protein-based polymers for the coated paper and paperboard industry. The total purchase price, consisting of the fair value of the stock issued and liabilities assumed, including acquisition costs of $5 million, was $1,578 million and was allocated to the identifiable assets acquired, based on their fair values, and related deferred taxes as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                  $   226

Property, Plant and Equipment                                       443

Completed Technology                                                464

In-Process Research and Development                                 560

Other Identifiable Intangibles                                       80

Deferred Taxes                                                     (280)
--------------------------------------------------------------------------------
Total Identifiable Assets and Deferred Taxes                    $ 1,493
================================================================================


30                                  DuPont

                     Management's Discussion and Analysis



The $85 million excess of the cost of the acquisition over the fair value of the identifiable assets acquired has been recorded as goodwill.

At the date of acquisition, the business had 29 research and development projects meeting the criteria for purchased in-process research and development. These projects were grouped into three broad categories as follows (dollars in millions):

--------------------------------------------------------------------------------
Project Type                        Number of Projects           Fair Value
--------------------------------------------------------------------------------
New Product Development
for Existing Business                   14                            $124

Health and Nutrition                     7                            $288

Biotechnology                            8                            $148
================================================================================

New Product Development projects are principally aimed at significantly improving the functionality, color, taste and flavor of soy protein isolate for use as a food ingredient in cheese, coffee whiteners, milk, egg and meat alternatives, baking products, and nutritional/sports drink products. This category also includes projects aimed at the conversion of process waste streams into salable products. If successful, most of the projects in this category are expected to be completed in the period 1998 to 2000. The Probability of Technical Success for these projects generally ranges from 60 percent to 80 percent.

Health and Nutrition projects principally consist of clinical trials and other studies designed to prove the existence of certain health benefits associated with soy protein including its effectiveness in the reduction of heart disease and osteoporosis, relief of post-menopausal symptoms, and prevention and/or treatment of prostate cancers. Also included are projects to control the level of isoflavone and other components of soy protein shown to be associated with these health benefits. If successful, these projects are expected to be completed in the period 1998 to 2005. The Probability of Technical Success for projects expected to be completed in the period 1998 to 2000 ranges from 65 percent to 90 percent, whereas the Probability of Technical Success for projects expected to be completed in the period 2004 to 2005 ranges from 15 percent to 30 percent.

Biotechnology projects are aimed at developing new, high-value applications for soybeans that have been genetically engineered to modify the levels of certain oils, proteins, amino acids and carbohydrates in order to improve the nutritional value, taste and other characteristics of the bean. If successful, these projects are expected to be completed in the period 2000 to 2005. The Probability of Technical Success for these projects generally ranges from 50 percent to 70 percent.

The fair values assigned to property, plant and equipment, completed technology, in-process research and development and other identifiable intangibles were all based on independent appraisals. This appraisal of in-process research and development used essentially the same procedures as described above for the appraisal of in-process research and development associated with the pharmaceutical business acquisition. Significant assumptions in developing Cash Flows from Successful Completion include estimates of market size, date of completion, life cycle pattern, product pricing and operating margins.

Industry success rates are not generally available for this type of research and development. As such, the Probability of Technical Success was estimated by management based on scientific judgment regarding the results achieved to date, the complexity of successfully completing the project, and the business' historical experience with similar types of research and development projects. The cost to complete the projects is estimated to total $65 million over the period 1998 to 2005.

Risk Adjusted Cash Flows were discounted to present value using a 15 percent discount rate. The rate is 200 basis points higher than the estimated weighted average cost of capital for this business. This higher rate compensates for the risk of projections, volatility, and market uncertainty due to the limited historical experience in certain areas of endeavor.

As of December 31, 1998, test marketing or full commercialization has been initiated on a majority of the New Product Development projects that were in process at the acquisition date; the remainder are still being actively pursued. In May 1998 PTI submitted an initial petition to the FDA for a health claim on isolated soy protein. In August 1998 the FDA accepted for review PTI's petition for a health claim that soy protein may reduce cholesterol and the risk for heart disease. The FDA announced its proposed rule in November 1998. The proposed rule will be published for public comment prior to final FDA action. The Biotechnology projects are still in process.


                                    DuPont                                    31

                      Management's Discussion and Analysis




PIONEER HI-BRED INTERNATIONAL

In September 1997 the company acquired a 20 percent interest in Pioneer Hi-Bred International for $1,711 million, including acquisition costs. Pioneer's principal business is the development, production, and marketing of hybrids of corn and varieties of soybeans. For purposes of determining equity in earnings, the purchase price was allocated to the identifiable assets and liabilities of Pioneer, based on their fair values, as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                    $   235

Property, Plant and Equipment                                         125

Completed Technology                                                  458

In-Process Research and Development                                   903

Other Identifiable Intangibles                                         51

Other Assets                                                           20

Liabilities                                                          (287)
--------------------------------------------------------------------------------
Total Identifiable Assets Less Liabilities                        $ 1,505
================================================================================

The $206 excess of the purchase price of the acquisition over the fair value of the identifiable assets and liabilities was recorded as goodwill.

At the date of acquisition, Pioneer had extensive research and development efforts underway that met the criteria for purchased in-process research and development. These research and development activities had as their goals (a) the improvement of harvestable yield, (b) the reduction of crop losses, grower input costs and risk through genetically improving insect, disease and herbicide resistance and (c) improving the quality of the grain and forage produced through a combination of traditional breeding methods and genetic improvement technologies.

Pioneer's research and product development consists of three main groups: Maize Research, Oilseeds and Field Crops Research, and Trait and Technology Development.

Pioneer has been successfully improving corn hybrids for more than 70 years. Each year, Pioneer maize researchers evaluate about 130,000 new experimental hybrids. These hybrids enter into a four to five year testing cycle during which the hybrids are tested in a range of soil types, stresses, and climate conditions. As the results of these tests become known, fewer and fewer hybrids are designated as candidates for further testing. In the past, only about 20 of the original 130,000 experimental hybrids became commercial products. In 1997, Pioneer indicated that they expect the number of new product introductions to increase in the future.

Each year, Pioneer's soybean researchers plant more than 600,000 yield test plots to measure performance of experimental varieties in many different environments. Each year about 500,000 new experimental lines are tested. Thousands of crosses are made each year to assure a steady flow of new varieties.

Pioneer's Trait and Technology Development group conducts research and development in the areas of gene discovery, gene transfer technology, molecular gene targeting, genetically improving insect, disease and herbicide resistance in crops, and developing products that increase the value of commodity grains by modifying their protein, oil and carbohydrate components.

At August 31, 1997, Pioneer employed approximately 940 people who directly and indirectly engaged in research and product development activities. Pioneer's expenditures for research and development were $146 million, $136 million and $130 million for the fiscal years ending August 31, 1997, 1996 and 1995, respectively.

The fair value of Pioneer's completed technology, in-process research and development, and other identifiable intangibles were based on an independent appraisal using methods that were generally consistent with those described above. Future cash flows for in-process research and development projects were discounted to present value using discount rates ranging from 13.5 percent to 16 percent. These rates are higher than the estimated weighted average cost of capital for Pioneer and are intended to compensate for the risks of projection and market uncertainty. Significant assumptions include estimates of market size, market share, product pricing and product life cycle.

Pioneer introduced 37 new corn hybrids in 1998 and has stated that it expects to introduce 60 new hybrids in 1999, including high-oil products and several with the Bt gene for resistance to European Corn Borer (ECB). Pioneer has also stated that in 1999 it expects to introduce ECB-resistant corn hybrids in limited volumes in several countries outside of North America. Pioneer's expenditures for research and development were $155 million for the fiscal year ending
August 31, 1998.


32                            DuPont

                     Management's Discussion and Analysis




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

The company will adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2000. This statement establishes accounting and reporting standards for derivatives. It requires that the company recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income. Based on analysis to date, it is not expected that adoption of this statement will have a material effect on the company's financial condition, results of operations or liquidity.


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

In addition, from time to time, the company will enter into forward exchange contracts to establish with certainty the U.S. dollar amount of future firm commitments denominated in a foreign currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis taking into consideration the amount and duration of the exposure, market volatility and economic trends. Forward exchange contracts are also used from time to time to manage near-term foreign currency cash requirements and to place foreign currency deposits and marketable securities investments into currencies offering favorable returns.

Principal currency exposures and related hedge positions at December 31, 1998, were as follows (dollars in millions):

------------------------------------------------------------------------------------------------------------------------
                     After-Tax      After-Tax       After-Tax             Open Contracts To                Net
                    Net Monetary   Net Monetary    Net Monetary      Buy/(Sell) Foreign Currency        After-Tax
                       Asset       (Liability)   Asset/(Liability) -------------------------------       Exposure
Currency              Exposure       Exposure        Exposure        Pre-Tax           After-Tax     Asset/(Liability)
------------------------------------------------------------------------------------------------------------------------
French franc          $ 1,315        $ (920)         $  395           $ (635)           $ (394)           $    1

Italian lira          $   460        $ (195)         $  265           $ (430)           $ (266)           $   (1)

German mark           $ 1,016        $(1,273)        $ (257)          $  417            $  259            $    2

Taiwan dollar         $    81        $ (199)         $ (118)          $  190            $  118            $   --

Canadian dollar       $   506        $ (424)         $   82           $ (148)           $  (92)           $  (10)

Netherlands guilder   $   669        $ (578)         $   91           $ (135)           $  (84)           $    7
=======================================================================================================================

                                    DuPont                                   33

                     Management's Discussion and Analysis



The fair value of forward exchange contracts accounted for as hedges that were outstanding as of December 31, 1998, was $(23) million. Given the company's balanced foreign exchange position shown above, a 10 percent adverse change in foreign exchange rates upon which these contracts are based would result in exchange losses from these contracts that, net of tax, would, in all material respects, be fully offset by exchange gains on the underlying net monetary exposures for which the contracts are designated as hedges.

In December 1998 the company entered into forward exchange contracts to purchase
3.1 billion German marks for $1.9 billion in conjunction with the signing of a definitive agreement to purchase the performance coatings business of Hoechst AG for 3.1 billion German marks. The business purpose of these contracts is to lock in the U.S. dollar functional currency cost of this acquisition and thereby prevent adverse movements in the dollar/mark exchange rate from causing the net U.S. dollar cash purchase price to exceed the negotiated fair value of the business. The use of hedge accounting for these contracts is precluded by accounting guidance. Changes in fair value of these contracts are included in income in the period the change occurs. The U.S. dollar purchase price for the acquired business will be measured using the dollar/mark exchange rate on the date of payment. At December 31, 1998, the change in fair value of these contracts resulted in a loss of $20 million. Further strengthening of the dollar will result in additional losses.


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

The fair value of interest rate derivatives outstanding as of December 31, 1998, was not material. A one percentage point adverse change in the interest rates upon which these contracts are based would not cause these instruments to have a material impact on future earnings.


COMMODITY PRICE RISK AND TRADING

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on certain raw material purchases.

The fair value of derivative commodity instruments outstanding as of December 31, 1998, was not material. A 10 percent adverse change in the commodity prices upon which these contracts are based would not cause these instruments to have a material impact on future earnings.

Additional details on these and other financial instruments are set forth in
Note 25 to the financial statements.


Year 2000 Readiness Disclosure

The Year 2000 problem concerns the application of computer systems written using six (e.g. 12/31/99) versus eight (e.g. 12/31/1999) digits to define the applicable date. This could result,


34                                  DuPont

                     Management's Discussion and Analysis




among other things, in computer systems recognizing "00" as the year 1900 rather than the year 2000. Computer hardware, software, and embedded chip equipment are affected, and if such systems and components are not remediated satisfactorily, it could lead to plant interruptions or temporary shutdowns, the generation of financial and business misinformation, or the interruption of the company's supply chains, or those of its suppliers or customers.

The company has identified its critical and significant internal systems which will require remediation to provide for the company's continuing business operations after January 1, 2000. Approximately 75 percent of the company's computer systems are classified as either critical or significant. A critical system is considered to be one, which if not operational, would have an imminent safety, environmental, or community impact, or would cause a business to be non-operational for more than a few days. A significant system is one which could potentially cause a safety, environmental or community incident, or will require significant manual effort to assure uninterrupted business operations. The company is addressing the Year 2000 problem in these systems, and continues its analysis of the Year 2000 readiness of key third parties. Computer Sciences Corporation and Andersen Consulting, who operate the majority of the company's global information systems and technology infrastructure, are assisting in these activities.

The initial inventory and assessment phases of the company's internal systems are essentially completed. Progress continues to be made in the remediation phase of the company's plan in which systems that are not Year 2000-capable are repaired, replaced or retired, and remediated systems are tested and returned to active use.

Project reporting data indicates that approximately 85 percent of the company's critical and significant computer systems are now Year 2000-capable, and the remaining systems in these categories are expected to be remediated on the following schedule:

--------------------------------------------------------------------------------
Systems                                                          Time Frame
--------------------------------------------------------------------------------
Mainframe Corporate Data Centers                                    4/99
Mid-Range Computers                                              10/98-6/99
Telecommunications                                               11/98-3/99
Corporate (e.g. Payroll and Electronic Mail)                        6/99
Business (e.g. Inventory Processing)                             12/98-4Q99
Manufacturing, Process Control and Equipment                      4Q98-4Q99
================================================================================

The company believes its critical and significant internal computer systems will be Year 2000-capable in a timely manner. The remaining systems are considered to be of minimal criticality because they are judged to have no significant impact on safety or continuity of operations. However, the company's computer systems are complex, highly interdependent, and globally integrated, and there are a number of risks associated with the complexity and high degree of integration of the systems. For example, an incorrect classification of the importance of a system or systems, or the cumulative effect of a number of negligible systems that have not been remediated, could result in an unpredicted failure or shutdown in one or more of the company's business or manufacturing systems, which could have a significantly adverse effect on production or cost of operations. The current belief is that this has a relatively low probability of occurring. To minimize these risks, the company has employed highly skilled and knowledgeable information technology and plant personnel in its decision making processes and in developing its plan to perform integrated systems testing in its businesses and/or manufacturing operations.

The company is continuing its Business Partner Year 2000 Program with its major customers and key suppliers. The purpose of this process is to (1) assess external parties as either low, moderate or high risk for Year 2000 non-readiness based on information they provide about their own readiness, and
(2) to help formulate contingency plans. However, no screening method is guaranteed, and the accuracy of information provided by external parties about their own readiness cannot be guaranteed by the company. Additionally, certain external parties may refuse to respond to a readiness survey or request for information, and the company categorizes such non-responding parties as high-risk for non-readiness. It is possible that these suppliers and customers may, in fact, be prepared to address Year 2000 concerns, but simply refuse to respond. Conversely, various suppliers and customers may respond that they are Year 2000 ready and be assessed as low risk, when, in fact, they are not ready.

As of December 1998, approximately 45 percent of key supplier recipients have responded to the survey. The company assessed approximately 65 percent of the total number of survey recipients as having a high risk of not being Year 2000-capable on a timely basis. Based on what the company believes to be an unacceptably high percentage of key suppliers who are either not


                                    DuPont                                   35

                     Management's Discussion and Analysis




willing to disclose specific information about their Year 2000 readiness, or who do not indicate sufficient progress toward readiness, the company is including in its plans training sessions, telephone interviews and face to face discussions to understand state of readiness of key suppliers and to assist them with becoming Year 2000-capable.

In addition, the company is conducting an assessment of its major customers, focusing on their Year 2000 capability as it affects ordering procedures, and delivery of and payment for company products. As of December 1998, the company had contacted approximately 40 percent of these customers and currently anticipates completing this assessment by March 1999. The company has assessed 28 percent of contacted customers as being in the high risk category. The company has invited certain of these customers to a series of Year 2000 forums to communicate the processes and status of DuPont's Year 2000 efforts.

The company's plant and business operations are highly dependent on a continuous supply of key services from raw material suppliers and utility providers. If the Year 2000 problem causes suppliers and utility providers to fail to deliver such essential materials and services, multiple disruptions in the company's plant operations, computer infrastructure or telecommunications systems could result. Because of the inherent uncertainties associated with the Year 2000 problem, including understanding the Year 2000 readiness of these key third parties, it is not possible to quantify the potential impact at this time. However, failure of key suppliers, utility providers, major customers or the company to properly and timely address the Year 2000 problem could have a material adverse effect on the company's financial condition, results of operations or liquidity. Furthermore, there can be no guarantee that any contingency plans developed by the company will prevent such failures from having a material adverse effect. The company believes that there is a low probability that these multiple failures are likely to occur.

Contingency plans are being formulated by each of the company's various business units. Preliminary plans were completed in January 1999 and final plans must be submitted by the end of the second quarter of 1999. These plans will address potential disruptions with the business, administrative and manufacturing operations, and supply chain interruptions by key suppliers and major customers. The company has certain options, which include among other things sourcing raw material supplies from alternate vendors, arranging for back-up or alternate transportation carriers, scheduling certain plant shutdowns within specific business units during the latter part of December, and preparing for manual operation of various procedures in circumstances where this is practical. These plans will continue to be updated during the remainder of 1999.

The company currently expects total expenditures to become Year 2000-capable to be in the range of $350 million to $400 million, of which 20 percent represents internal costs. As of December 31, 1998, the company had spent an estimated $190 million on implementing its plan. The company does not specifically track all costs associated with employees working on Year 2000 projects, but has included an estimate of these costs in the amount of internal costs included in the range above. The company does not include the costs of systems projects which will address the Year 2000 problem but were initiated to accomplish other (non-Year
2000) objectives. The company will fund Year 2000 expenditures from company cash flow from operations and expects that total remediation costs, including the reallocation of internal resources, will not have a material adverse effect on the company's financial condition, results of operations or liquidity.

The foregoing timetable and assessment of costs to become Year 2000-capable reflect management's best estimates. These estimates are based upon many assumptions, including: assumptions about the cost, availability and ability of resources to identify and classify systems properly; properly identifying them as needing remediation; locating, remediating and modifying affected systems; and making various assessments of Year 2000 readiness of key third parties. Based upon its activities to date, the company does not believe that these factors will cause its current cost and timetable projections to differ significantly from those estimated. However, the company cannot reasonably estimate the potential impact on its financial condition, results of operations or liquidity if critical third parties, including suppliers, customers and governments, do not become Year 2000-capable on a timely basis.


European Monetary Union

On May 2, 1998, the final decision was made to form the European Monetary Union
(EMU), comprised of 11 out of the 15 member countries of the European Union, and to introduce a common currency, the euro, on January 1, 1999.


36                                  DuPont

                     Management's Discussion and Analysis




On December 31, 1998, the 11 participating countries fixed the irrevocable currency exchange rates between their national currencies and the euro. At that time, the euro began to trade on worldwide currency exchanges and was used in business transactions. During the transition period, January 1, 1999 - January 1, 2002, both the euro and national currencies will coexist. The national currencies will remain legal tender until at least January 1, 2002, but not later than July 1, 2002. In January 2002 euro notes and coins will be introduced and become legal tender while national currencies will start to be withdrawn from circulation by July 1, 2002, at the latest.

The company recognized the introduction of the euro as a significant opportunity and organized itself to handle transactions with its business partners in euros. The company does business in euros by preference within all EMU countries. Further, the company does not expect the euro conversion to have a material adverse impact on its financial condition, results of operations or liquidity.


Environmental Matters

DuPont operates manufacturing facilities, product-handling and distribution facilities around the world. These facilities are significantly affected by a broad array of environmental laws and regulations. Company policy requires that all operations fully meet or exceed legal and regulatory requirements. DuPont has implemented voluntary programs to reduce air emissions, curtail the generation of hazardous waste, decrease the volume of wastewater discharges and improve the efficiency of energy use. The costs of complying with complex environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. These costs may increase in the future, but are not expected to have a material impact on the company's competitive or financial position.

In 1998 DuPont spent about $220 million for environmental capital projects either required by law or necessary to meet the company's internal waste elimination and pollution prevention goals. The company currently estimates expenditures for environmental-related capital projects will total $220 million in 1999. Significant capital expenditures may be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the Clean Air Act (CAA) and its 1990 amendments. Until all new CAA regulatory requirements are known, considerable uncertainty will remain regarding future estimates of capital expenditures. Total CAA capital costs over the next two years are currently estimated to range from $10 million to $50 million.

The Environmental Protection Agency (EPA) has challenged the U.S. chemical industry to conduct screening level health and environmental effects testing on nearly 3,000 high production volume (HPV) chemicals or to make equivalent information publicly available. A HPV chemical is a chemical listed on the 1990 Inventory Update Rule with an annual U.S. cumulative production of 1 million pounds or more. The cost of testing to DuPont for HPV chemicals it makes is estimated to be $10 million to $15 million over the next five years; for the entire industry, the cost of testing is estimated to be $500 million.

Increasing attention has been focused on the issue of global climate change since approval of the Kyoto Protocol in December 1997. If ratified by sufficient number of countries over the next few years, this would establish significant emission reduction targets for six gases considered to have global warming potential. DuPont has a stake in a number of these gases: CO2, N2O, HFCs and PFCs, but has been reducing its greenhouse gas emissions since 1991 and is well ahead of the target/timetable contemplated by the Protocol, on a global basis. Specific measures to implement the Protocol are not scheduled to be decided before the end of 2000 in the global negotiation, but individual countries are beginning to consider strategies for meeting their targets.

Estimated pretax environmental expenses charged to current operations totaled about $560 million in 1998 as compared to $570 million in 1997. These expenses include the remediation accruals discussed below, operating, maintenance and depreciation costs for solid waste, air and water pollution control facilities and the costs of environmental research activities. The largest of these expenses resulted from the operation of water pollution control facilities and solid waste management facilities for about $150 million and $170 million, respectively. About 88 percent of total annual expenses resulted from the operations in the United States.


REMEDIATION ACCRUALS

DuPont accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against third



                                    DuPont                                   37

                      Management's Discussion and Analysis


parties and are not discounted. Much of this liability results from the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund), the Resource Conservation and Recovery Act
(RCRA) and similar state laws that require the company to undertake certain investigative and remedial activities at sites where the company conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual also includes a number of sites identified by the company that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next one to two decades the company may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 1998.

Remediation activities vary substantially in duration and cost from site to site depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 1998, the company's balance sheet included an accrued liability of $462 million as compared to $447 million and $466 million at year-end 1997 and 1996, respectively. Approximately 80 percent of the company's environmental reserve at December 31, 1998, was attributable to RCRA and similar remediation liabilities and 20 percent to CERCLA liabilities. During 1998, remediation accruals of $77 million were added to the reserve compared to $42 million in 1997 and $62 million in 1996.


REMEDIATION EXPENDITURES

RCRA extensively regulates the treatment, storage and disposal of hazardous waste and requires a permit to conduct such activities. The law requires that permitted facilities undertake an assessment of environmental conditions at the facility. If conditions warrant, companies may be required to remediate contamination caused by prior operations. As contrasted by CERCLA, the RCRA corrective action program results in the cost of corrective action activities being typically borne solely by the company. The company anticipates that significant ongoing expenditures for RCRA remediation activities may be required over the next two decades, although annual expenditures for the near term are not expected to vary significantly from the range of such expenditures over the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly. The company's expenditures associated with RCRA and similar remediation activities were approximately $40 million in 1998, $46 million in 1997 and $60 million in 1996.

The company from time to time receives requests for information or notices of potential liability from the EPA and state environmental agencies alleging that the company is a "potentially responsible party" (PRP) under CERCLA or an equivalent state statute. The company also has on occasion been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not company owned but allegedly contain wastes attributable to the company's past operations. As of December 31, 1998, the company had been notified of potential liability under CERCLA or state law at about 325 sites around the United States, with active remediation under way at 137 of those sites. In addition, the company has resolved its liability at 109 sites, either by completing remedial actions with other PRPs or by participating in "de minimis buyouts" with other PRPs whose waste, like the company's, represented only a small fraction of the total waste present at a site. The company received notice of potential liability at eight new sites during 1998 compared with 11 similar notices in 1997 and seven in 1996. In 1998, 17 sites were settled by the company. The company's expenditures associated with CERCLA and similar state remediation activities were approximately $22 million in 1998, $15 million in 1997 and $21 million in 1996.

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

Total expenditures for previously accrued remediation activities under CERCLA, RCRA and similar state laws were $62 million in



38                                  DuPont

                      Management's Discussion and Analysis


1998, $61 million in 1997 and $81 million in 1996. Although future remediation expenditures in excess of current reserves is possible, the effect on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures.


Forward-Looking Statements

This report contains forward-looking statements which may be identified by their use of words like "plans," "expects," "will," "anticipates," "intends," "projects," "estimates" or other words of similar meaning. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expenditures, financial results and the company's efforts to remediate Year 2000 issues, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realized. In addition to the factors discussed in this report, the following are some of the important factors that could cause the company's actual results to differ materially from those projected in any such forward-looking statements:

 .    The company operates in approximately 65 countries worldwide and derives about half of its revenues from sales outside the United States. Changes in the laws or policies of other governmental and quasi-governmental activities in the countries in which the company operates could affect its business in the country and the company's results of operations. In addition, economic factors (including inflation and fluctuations in interest rates, foreign currency exchange rates) and competitive factors (such as greater price competition or a decline in U.S. or European industry sales from slowing economic growth) in those countries could affect the company's revenues, expenses and results.

 .    The company's growth objectives are largely dependent on its ability to renew its pipeline of new products and to bring those products to market. This ability may be adversely affected by difficulties or delays in product development including, but not limited to, the inability to identify viable new products; successfully complete clinical trials of new pharmaceuticals; obtain relevant regulatory approvals, which may include approval from the U.S. Food and Drug Administration; the ability to obtain adequate intellectual property protection; or gain market acceptance of the new products.

 .    As part of its strategy for growth, the company has made and may continue to make acquisitions, divestitures and alliances. There can be no assurance that these will be completed or beneficial to the company.

 .    The company has articulated and updated in its periodic reports filed with the Securities and Exchange Commission on Forms 10-Q and 10-K its timetable and assessment of costs to become Year 2000-capable. The failure of the company or third parties with which it conducts business to become Year 2000-capable could have a material adverse affect on the company's financial condition, results of operation and liquidity.

 .    The company's facilities are subject to a broad array of environmental laws and regulations. The costs of complying with complex environmental laws and regulations as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. The company's accruals for such costs and liabilities may not be adequate since the estimates on which the accruals are based depend on a number of factors including the nature of the allegation, the complexity of the site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties (PRPs) at multi-party sites, and the number and financial viability of other PRPs.

 .    The company's results of operations could be affected by significant litigation adverse to the company including product liability claims, patent infringement claims and antitrust claims.

 .    The profitability of the company's petroleum business (Conoco Inc.), currently reported as discontinued operations, will be affected by the prices for crude oil, natural gas and refined products. These prices are subject to wide fluctuations in response to changes in global and regional supply over which the company has no control, including political developments and the ability of the Organization of Petroleum Exporting Countries and other producing nations to set and maintain production levels and prices. The company has announced its intention to completely divest itself of Conoco no later than the third quarter of 1999.

The foregoing list of important factors is not inclusive, or necessarily in order of importance.


                                    DuPont                                   39

Responsibility for Financial Reporting


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

The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal controls at December 31, 1998, meets the objectives noted above.

The financial statements have been audited by the company's independent accountants, PricewaterhouseCoopers LLP. The purpose of their audit is to independently affirm the fairness of management's reporting of financial position, results of operations and cash flows. To express the opinion set forth in their report, they study and evaluate the internal controls to the extent they deem necessary. Their report is shown on this page. The adequacy of the company's internal controls and the accounting principles employed in financial reporting are under the general oversight of the Audit Committee of the Board of Directors. This committee also has responsibility for employing the independent accountants, subject to stockholder ratification. No member of this committee may be an officer or employee of the company or any subsidiary or affiliated company. The independent accountants and the internal auditors have direct access to the Audit Committee, and they meet with the committee from time to time, with and without management present, to discuss accounting, auditing and financial reporting matters.


/s/ Charles O. Holliday, Jr.            /s/ Gary M. Pfeiffer

Charles O. Holliday, Jr.                Gary M. Pfeiffer
Chairman of the Board                   Senior Vice President
and Chief Executive Officer             and Chief Financial Officer


February 19, 1999


Report of Independent Accountants


To the Stockholders and the Board of Directors of
E. I. du Pont de Nemours and Company

In our opinion, the consolidated financial statements appearing on pages 41-67 of this Annual Report present fairly, in all material respects, the financial position of E. I. du Pont de Nemours and Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103

February 19, 1999

40                                   DuPont

                             Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Income Statement
(Dollars in millions, except per share)
--------------------------------------------------------------------------------
                                                  1998        1997       1996
                                                --------------------------------
Sales                                           $ 24,767    $ 24,089   $ 23,644
Other Income (Note 3)                                981       1,005      1,101
  Total                                           25,748      25,094     24,745
                                                --------------------------------
Cost of Goods Sold and Other Operating Charges    15,664      15,564     15,314
Selling, General and Administrative Expenses       2,115       2,061      2,119
Depreciation and Amortization                      1,452       1,361      1,526
Research and Development Expense                   1,308       1,072        990
Interest Expense (Note 4)                            520         389        409
Purchased In-Process Research and Development
  (Note 5)                                         1,443       1,478         --
Employee Separation Costs and Write-down of
  Assets (Note 6)                                    633         340         --
                                                --------------------------------
  Total                                           23,135      22,265     20,358
                                                --------------------------------
Income from Continuing Operations Before
  Income Taxes and Minority Interests              2,613       2,829      4,387
Provision for Income Taxes (Note 7)                  941       1,354      1,416
Minority Interests in Earnings of
  Consolidated Subsidiaries                           24          43         40
                                                --------------------------------
Income from Continuing Operations                  1,648       1,432      2,931

Discontinued Operations (Note 2)
  Income from Operations of
    Discontinued Business, Net of
    Income Taxes                                     594         973        705
  Gain on Disposal of Discontinued
    Business, Net of Income Taxes                  2,439          --         --
                                                --------------------------------
Income Before Extraordinary Item                   4,681       2,405      3,636
Extraordinary Charge From Early
  Extinguishment of Debt, Net of Income
  Taxes (Note 8)                                    (201)         --         --

Net Income                                      $  4,480    $  2,405   $  3,636
================================================================================
Basic Earnings (Loss) Per Share of
  Common Stock (Note 9)
  Continuing Operations Before
    Extraordinary Item                          $   1.45    $   1.26   $   2.60
  Discontinued Operations                           2.69         .86        .63
                                                --------------------------------
  Before Extraordinary Item                         4.14        2.12       3.23
  Extraordinary Charge                              (.18)         --         --
                                                --------------------------------
  Net Income                                    $   3.96    $   2.12   $   3.23
Diluted Earnings (Loss) Per Share               ================================
   of Common Stock (Note 9)
   Continuing Operations Before
     Extraordinary Item                         $   1.43    $   1.24   $   2.56
   Discontinued Operations                          2.65         .84        .62
                                                --------------------------------
   Before Extraordinary Item                        4.08        2.08       3.18
   Extraordinary Charge                             (.18)         --         --
                                                --------------------------------
   Net Income                                   $   3.90    $   2.08   $   3.18
================================================================================
                              See pages 45-67 for Notes to Financial Statements.



                                    DuPont                                    41

                              Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Balance Sheet
(Dollars in millions, except per share)
--------------------------------------------------------------------------------
December 31                                            1998          1997
--------------------------------------------------------------------------------
Assets
Current Assets
Cash and Cash Equivalents (Note 10)                 $  1,059      $  1,004
Marketable Securities (Note 10)                           10           142
Accounts and Notes Receivable (Note 11)                4,201         4,309
Inventories (Note 12)                                  3,129         2,792
Prepaid Expenses                                         192           169
Deferred Income Taxes (Note 7)                           645           691
                                                  ------------------------------
   Total Current Assets                                9,236         9,107
                                                  ------------------------------
Property, Plant and Equipment (Note 13)               34,728        32,911
Less: Accumulated Depreciation and Amortization       20,597        20,310
                                                  ------------------------------
   Net Property, Plant and Equipment                  14,131        12,601
                                                  ------------------------------
Investment in Affiliates (Note 14)                     1,796         2,372
Other Assets (Notes 7 and 15)                          4,956         4,211
Net Assets of Discontinued Operations (Note 2)         8,417         8,398
                                                  ------------------------------
Total                                               $ 38,536      $ 36,689
================================================================================
Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable (Note 16)                          $  1,929      $  1,921
Short-Term Borrowings and Capital Lease
   Obligations (Note 17)                               6,629         6,152
Income Taxes (Note 7)                                    130           120
Other Accrued Liabilities (Note 18)                    2,922         3,024
                                                  ------------------------------
   Total Current Liabilities                          11,610        11,217

Long-Term Borrowings and Capital Lease
   Obligations (Note 19)                               4,495         5,897
Other Liabilities (Note 20)                            7,640         7,444
Deferred Income Taxes (Note 7)                           430           500
                                                  ------------------------------
   Total Liabilities                                  24,175        25,058
                                                  ------------------------------
Minority Interests                                       407           361
                                                  ------------------------------
Stockholders' Equity (next page)
Preferred Stock, without par value -
   cumulative; 23,000,000 shares
   authorized; issued at December 31:
   $4.50 Series--1,672,594 shares
     (callable at $120)                                  167           167
   $3.50 Series--700,000 shares
     (callable at $102)                                   70            70
Common Stock, $.30 par value;
   1,800,000,000 shares authorized;
   Issued at December 31, 1998--1,140,354,154;
     1997--1,152,762,128                                 342           346
Additional Paid-In Capital                             7,854         7,991
Reinvested Earnings                                    6,705         4,389
Accumulated Other Comprehensive Loss                    (432)         (297)
Common Stock Held in Trust for Unearned
   Employee Compensation and Benefits
   (Flexitrust), at Market
   (Shares: December 31, 1998--14,167,867;
     1997--23,245,747)                                  (752)       (1,396)
                                                  ------------------------------
   Total Stockholders' Equity                         13,954        11,270
                                                  ------------------------------
Total                                               $ 38,536      $ 36,689
================================================================================
                              See pages 45-67 for Notes to Financial Statements.



42                                  DuPont

                              Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Stockholders' Equity (Notes 21 and 22)
(Dollars in millions, except per share)

------------------------------------------------------------------------------------------------------------------------------------

                                                                    Accumulated
                                           Additional                  Other                                Total         Total
                         Preferred  Common   Paid-In   Reinvested  Comprehensive              Treasury  Stockholders'  Comprehensive
                           Stock     Stock   Capital    Earnings       Loss       Flexitrust    Stock       Equity        Income
                         -----------------------------------------------------------------------------------------------------------

1996
Balance January 1, 1996     $ 237     $ 441  $ 8,689     $ 9,503     $ (113)       $ (1,645)  $(8,789)     $ 8,323
                         ----------------------------------------------------------------------------------------------
Net Income                                                 3,636                                                          $ 3,636
Cumulative Translation
   Adjustment                                                           (23)                                                  (23)
Minimum Pension
   Liability                                                             (3)                                                   (3)
                                                                                                                       -------------

Total Comprehensive
   Income                                                                                                                 $ 3,610
                                                                                                                       =============

Common Dividends
   ($1.115 per share)                                     (1,251)
Preferred Dividends                                          (10)
Treasury Stock
   Retirement                           (94)  (1,748)     (6,947)                               8,789
Warrant Repurchase                              (504)
Common Stock Issued
   Flexitrust                                   (289)                                   644
Compensation Plans                                70
Adjustments to Market
   Value                                         458                                   (458)
                         ----------------------------------------------------------------------------------------------
Balance December 31, 1996   $ 237     $ 347  $ 6,676     $ 4,931     $ (139)       $ (1,459)  $     -      $10,593
                         ----------------------------------------------------------------------------------------------
1997
Net Income                                                 2,405                                                          $ 2,405
Cumulative Translation
   Adjustment                                                          (130)                                                 (130)
Minimum Pension Liability                                               (28)                                                  (28)
                                                                                                                       -------------

Total Comprehensive
   Income                                                                                                                 $ 2,247
                                                                                                                       =============

Common Dividends
   ($1.23 per share)                                      (1,391)
Preferred Dividends                                          (10)
Treasury Stock
   Acquisition                                                                                 (1,747)
   Retirement                             (8)       (193) (1,546)                               1,747
Common Stock Issued
   Flexitrust                                       (299)                               419
   Businesses Acquired                     7       1,317
Compensation Plans                                   134
Adjustments to Market
   Value                                             356                               (356)
                         ----------------------------------------------------------------------------------------------
Balance December 31, 1997    $ 237     $ 346     $ 7,991 $ 4,389     $ (297)       $ (1,396)  $     -      $11,270
                         ----------------------------------------------------------------------------------------------
1998
Net Income                                                 4,480                                                          $ 4,480
Cumulative Translation
   Adjustment                                                           (23)                                                  (23)
Minimum Pension Liability                                              (112)                                                 (112)
                                                                                                                      -------------
Total Comprehensive
   Income                                                                                                                 $ 4,345
                                                                                                                      =============
Common Dividends ($1.365
   per share)                                             (1,539)
Preferred Dividends                                          (10)
Treasury Stock
   Acquisition                                                                                   (704)
   Issuance/Retirement                    (4)        (85)   (615)                                 704
Common Stock Issued
   Flexitrust                                       (279)                               598
   Businesses Acquired                                 4
Compensation Plans                                   269
Adjustments to Market
   Value                                             (46)                                46
                         ----------------------------------------------------------------------------------------------
Balance December 31, 1998    $ 237     $ 342     $ 7,854 $ 6,705     $ (432)       $   (752)   $     -     $13,954
                         ===========================================================================================================


                              See pages 45-67 for Notes to Financial Statements.

                                    DuPont                                    43

                              Financial Statements

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Cash Flows
(Dollars in millions)
-------------------------------------------------------------------------------------------------
                                                               1998          1997         1996
                                                             ------------------------------------
Cash and Cash Equivalents at Beginning of Year               $ 1,004       $ 1,066      $ 1,408
                                                             ------------------------------------
Cash Provided by Continuing Operations
Net Income                                                     4,480         2,405        3,636
Adjustments to Reconcile Net Income to Cash
  Provided by Continuing Operations:
  Net Income from Discontinued Operations                     (3,033)         (973)        (705)
  Extraordinary Charge from Early Retirement of
    Debt (Note 8)                                                275            --           --
  Depreciation and Amortization                                1,452         1,361        1,526
  Purchased In-Process Research and
    Development (Note 5)                                       1,443         1,478           --
  Other Noncash Charges and Credits--Net                        (319)          569         (270)
  Decrease (Increase) in Operating Assets:
    Accounts and Notes Receivable                               (580)         (783)        (262)
    Inventories and Other Operating Assets                        34          (335)        (258)
  Increase (Decrease) in Operating Liabilities:
    Accounts Payable and Other Operating Liabilities             254           (20)         151
    Accrued Interest and Income Taxes (Notes 4 and 7)            126           325          291
                                                             ------------------------------------
      Cash Provided by Continuing Operations                   4,132         4,027        4,109
                                                             ------------------------------------
Investment Activities of Continuing Operations (Note 23)
Purchases of Property, Plant and Equipment                    (2,240)       (2,089)      (1,665)
Investments in Affiliates                                        (63)       (1,920)         (82)
Payments for Businesses (Net of Cash Acquired)                (3,282)       (1,238)         (75)
Proceeds from Sales of Assets                                    946           558          996
Net Proceeds from Sale of Interest in Petroleum
  Operations (Note 2)                                          4,206            --           --
Net Decrease (Increase) in Short-Term Financial
  Instruments                                                    131           115         (197)
Miscellaneous--Net                                               124           552           36
                                                             ------------------------------------
  Cash Used for Investment Activities of
    Continuing Operations                                       (178)       (4,022)        (987)
                                                             ------------------------------------
Financing Activities
Dividends Paid to Stockholders                                (1,549)       (1,401)      (1,261)
Net Increase (Decrease) in Short-Term Borrowings               1,574         1,737         (954)
Long-Term and Other Borrowings:
  Receipts                                                     6,335         6,462        3,194
  Payments                                                    (8,966)       (5,562)      (5,171)
Acquisition of Treasury Stock (Note 21)                         (704)       (1,747)          --
Repurchase of Warrants (Note 21)                                  --            --         (504)
Proceeds from Exercise of Stock Options                          257           116          315
Increase (Decrease) in Minority Interests                         --           (56)         363
                                                             ------------------------------------
  Cash Used for Financing Activities                          (3,053)         (451)      (4,018)
                                                             ------------------------------------
Net Cash Flow from Discontinued Operations                      (568)          483          606
Effect of Exchange Rate Changes on Cash                           97           (99)         (52)
                                                             ------------------------------------
Cash and Cash Equivalents at End of Year                     $ 1,434*      $ 1,004      $ 1,066
                                                             ------------------------------------
Increase (Decrease) in Cash and Cash Equivalents             $   430       $   (62)     $  (342)
=================================================================================================

*Includes cash and cash equivalents classified in the Consolidated Balance Sheet within "Net Assets of Discontinued Operations."

                              See pages 45-67 for Notes to Financial Statements.

44                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


1.   Summary of Significant Accounting Policies

DuPont observes the generally accepted accounting principles described below. These, together with the other notes that follow, are an integral part of the consolidated financial statements.

Basis of Consolidation

The accounts of wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Investments in affiliates owned 20 percent or more are accounted for under the equity method. Other securities and investments, excluding marketable securities, are generally carried at cost. The company's petroleum business is reported as discontinued operations and is discussed in Note 2.

Subsidiary Stock Transactions

Gains or losses arising from issuances by a subsidiary of its own stock in a public offering are recorded as nonoperating income.

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

Property, Plant and Equipment

Property, plant and equipment (PP&E) is carried at cost and, where placed in service in 1995 and following years, is depreciated using the straight-line method. PP&E placed in service prior to 1995 is depreciated under the sum-of-the-years' digits method and other substantially similar methods. Depreciation rates are based on estimated useful lives ranging from 3 to 25 years. Capitalizable costs associated with internal use of computer software are amortized on a straight-line basis over 5 to 7 years. Generally, for PP&E acquired in 1991 and later, the gross carrying value and related accumulated depreciation of assets surrendered, retired, sold or otherwise disposed of are removed from the accounts and included in determining gain or loss on such disposals. For disposals of PP&E acquired prior to 1991, the gross carrying value is charged to accumulated depreciation and any salvage or other recovery therefrom is credited to accumulated depreciation.

Maintenance and repairs are charged to operations; replacements and betterments are capitalized.

Intangible Assets

Identifiable intangible assets such as purchased technology, patents and trademarks are amortized using the straight-line method over their estimated useful lives, generally for periods ranging from 5 to 40 years. Goodwill is amortized over periods up to 40 years using the straight-line method. The company continually evaluates the reasonableness of its amortization of intangibles. In addition, if it becomes probable that expected future undiscounted cash flows associated with intangible assets are less than their carrying value, the assets are written down to their fair value.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted.

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



                                    DuPont                                   45

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


Foreign Currency Translation

The U.S. dollar is the "functional currency" of the company's worldwide continuing operations. All foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant and equipment, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

Hedging and Trading Activities

The company routinely uses forward exchange contracts to hedge its net exposure, by currency, related to monetary assets and liabilities denominated in currencies other than the U.S. dollar. Exchange gains and losses associated with these contracts, net of their related tax effects, are included in income in the period in which they occur and substantially offset the exchange gains and losses arising from remeasurement as described above. As a result, net exchange gains and losses are not material in amount.

The company selectively enters into forward exchange contracts and similar agreements to effectively convert firm foreign currency commitments to functional currency-denominated transactions. Gains and losses on these firm commitment hedges are deferred and included in the functional currency measurement of the related foreign currency-denominated transactions. Changes in the fair value of forward exchange contracts that do not qualify for hedge accounting treatment are reflected in income in the period the change occurs.

The company enters into interest rate swap agreements as part of its program to manage the fixed and floating interest rate mix of its total debt portfolio and related overall cost of borrowing. The differential to be paid or received is accrued as interest rates change and is recognized in income over the life of the agreements.

The company enters into commodity futures contracts to hedge its exposure to price fluctuations for certain raw material purchases. Gains and losses on these hedge contracts are deferred and included in the measurement of the related transaction.

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

Reclassifications

Certain reclassifications of prior years' data have been made to conform to 1998 classifications.


2.   Discontinued Operations

On September 28, 1998, the company announced that the Board of Directors had approved a plan to divest the company's 100 percent-owned petroleum business (Conoco Inc.). On October 21, 1998, Conoco sold, in an initial public offering
(IPO), 191,456,427 shares of Conoco Class A common stock at $23 per share for net proceeds of $4,228, which were remitted to DuPont to repay a portion of Conoco's intercompany indebtedness to DuPont. In addition, $22 in other costs directly related to the IPO were incurred. The company intends to complete the divestiture with a tax-free split off by exchanging its remaining Conoco shares (69.5 percent) for DuPont shares no later than third quarter 1999. The company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its investment in Conoco's common stock because the company does not expect this basis difference to become subject to tax. The


46                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


company's consolidated financial statements and notes report its petroleum business as discontinued operations. Prior periods have been restated. Results reported separately by Conoco are reported on a stand-alone basis and may differ from results based on discontinued operations reporting as discussed below. In addition, beginning October 22, 1998, the company's results from discontinued operations reflect minority interests of 30.5 percent.

Income from operations of discontinued business reflects Conoco's operations through September 30, 1998. Effective October 1, 1998, Conoco's results are reported as part of gain on disposal of discontinued business, and include the gain realized by the company from the IPO. For the three months and year ended December 31, 1998, such gain is $2,439. This includes a loss from Conoco's operations of $147 (after a tax benefit of $116) and reflects nonrecurring charges of $164; principally $127 for compensation expense for options granted by Conoco in substitution for DuPont options held by Conoco employees, $69 for employee separation costs and property impairments, partially offset by $32 of asset sales. In addition, net gain from sale of stock by subsidiary includes charges of $40 that are a direct result of the decision to divest Conoco. Also, 1998 results of income from operations of discontinued business includes a $31 tax benefit related to the sale of an international subsidiary, partly offset by a $28 litigation accrual in the United States. The year ended December 31, 1997, includes charges of $112 for impairment of nonrevenue producing properties and $55 for a write-down of an office building held for sale, substantially offset by a $161 gain on the sale of certain North Sea producing and exploration properties. The year ended December 31, 1996, includes charges of $63 for write-down of investment in an European natural gas marketing joint venture and $22 principally for employee separation costs in the United States, partly offset by a net benefit of $44 related to environmental insurance recoveries.

The cumulative translation adjustment reflected in the Consolidated Balance Sheet and Consolidated Statement of Stockholders' Equity pertains to Conoco's operations. Effective January 1, 1996, local currency was designated as the functional currency for Conoco's integrated European petroleum operations to properly reflect changed circumstances in the primary economic environment in which these subsidiaries operate. For Conoco subsidiaries whose functional currency is local currency, assets and liabilities denominated in local currency are translated into U.S. dollars at end-of-period exchange rates, and resultant translation adjustments are reported as a separate component of stockholders' equity.

--------------------------------------------------------------------------------
Income from Operations of
Discontinued Business 1                1998          1997        1996
--------------------------------------------------------------------------------
Net Sales                             $14,446     $20,990     $20,166
Income Before Income Taxes and
  Minority Interests 2                    921       1,918       1,654
Provision for Income Taxes                311         921         930
Minority Interests                         16          24          19
                                     -------------------------------------------
Income from Operations,
  Net of Income Taxes                 $   594     $   973     $   705
================================================================================

1    1998 results are nine months ended September 30, 1998.

2 Includes net interest expense allocations (based on the ratio of net assets of discontinued operations to consolidated net assets plus debt) of $240 through September 30, 1998, $248 for 1997, and $285 for 1996.

--------------------------------------------------------------------------------
Gain on Disposal of Discontinued Business 1                             1998
--------------------------------------------------------------------------------
Net Sales                                                             $ 4,737
(Loss) Before Income Taxes and
 Minority Interests 2                                                    (308)
Provision for Income Taxes                                               (116)
Minority Interests                                                        (45)
                                                                     -----------
(Loss) from Operations, Net of Income Taxes                              (147)
Net Gain from Sale of Stock by Subsidiary                               2,586
                                                                     -----------
Gain on Disposal of Discontinued Business,
  Net of Income Taxes                                                 $ 2,439
================================================================================
1    Three months ended December 31, 1998.

2 Includes interest expense allocation (based on specific debt to be assumed) of $93.

The 1998 effective income tax rate (EITR) of 31.8 percent on Conoco's operations is significantly lower than the 1997 EITR of 48.0 percent and the 1996 EITR of
56.2 percent due to a larger U.S. alternative fuels tax credit, realization of a tax benefit on the sale of a subsidiary and a greater percentage of earnings in countries with lower effective tax rates.

It is expected that there will be a gain on ultimate disposal of Conoco, taking into account its estimated results in 1999.

--------------------------------------------------------------------------------
Net Assets of Discontinued Operations                      1998         1997
--------------------------------------------------------------------------------
December 31
Cash and Cash Equivalents                              $    375      $     --
Other Current Assets                                      2,864         2,938
Property, Plant and Equipment - net                      11,438        10,982
Other Assets                                              2,011         1,490
Current Liabilities                                      (2,473)       (3,023)
Other Liabilities                                        (4,115)       (3,680)
Minority Interests                                       (1,683)         (309)
                                                      --------------------------
  Net Assets of Discontinued Operations                $  8,417      $  8,398
================================================================================


                                    DuPont                                   47

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


As of December 31, 1998, DuPont and Conoco had an intercompany receivable and payable, respectively, for $4,596 that has been eliminated for purposes of presenting net assets of discontinued operations. As described in the Restructuring, Transfer and Separation Agreement, Conoco is obligated to repay all outstanding debt owed to DuPont at such time as DuPont's voting power becomes less than 50 percent of Conoco.

3.   Other Income

--------------------------------------------------------------------------------
                                               1998       1997        1996
                                            ------------------------------------
Royalty income                               $  132      $   64     $   72
Interest income, net of
  miscellaneous interest expense                112         131        118
Equity in earnings of affiliates
  (see Note 14)                                 278         643        694
Sales of assets                                 375*         64        162
Miscellaneous income and
  expenses--net                                  84         103         55
                                            ------------------------------------
                                             $  981      $1,005     $1,101
--------------------------------------------------------------------------------

* Includes a $217 gain on the sale of substantially all of the company's remaining interest in CONSOL Energy Inc.

4.   Interest Expense

--------------------------------------------------------------------------------
                                             1998        1997         1996
                                            ------------------------------------
Interest incurred                            $640        $469         $479
Less: Interest capitalized                    120          80           70
                                            ------------------------------------
                                             $520        $389         $409
--------------------------------------------------------------------------------

Interest paid (net of amounts capitalized) was $553 in 1998, $324 in 1997 and $451 in 1996.

5.   Purchased In-Process Research and Development

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

In 1997, a charge of $903 was recorded in conjunction with the purchase of a 20 percent interest in Pioneer Hi-Bred International Inc. based on an independent appraisal. In addition, charges of $500 and $75 were recorded in conjunction with the purchase of Protein Technologies International and the ICI polyester resins and intermediates businesses, respectively, based on preliminary allocations of purchase price.

In 1998, charges of $60 and $103 were recorded to revise the preliminary allocation for Protein Technologies International, based on an independent appraisal, and the ICI polyester resins and intermediates businesses, respectively, upon revision of preliminary purchase price allocations for these acquisitions. In addition, a charge of $50 was recorded in conjunction with the 1998 acquisition of the ICI polyester films business based on preliminary allocations of the purchase price for this acquisition and a charge of $1,230 was recorded in conjunction with the 1998 purchase of Merck & Co.'s interest in The DuPont Merck Pharmaceutical Company, based on an independent appraisal and preliminary allocations of purchase price. See Note 23.

6.   Employee Separation Costs and Write-down of Assets

During 1998 the company recorded charges totaling $577 directly related to management decisions to implement company-wide productivity improvement initiatives. Charges from these initiatives reduced segment earnings as follows:
Agriculture & Nutrition - $19; Nylon Enterprise - $231; Performance Coatings & Polymers - $25; Pigments & Chemicals - $23; Polyester Enterprise - $158; Specialty Fibers - $6; Specialty Polymers - $47; Other - $68.

These charges included $310 related to employee separation costs, substantially all of which were for estimated involuntary and voluntary termination payments for approximately 4,100 employees, and were based on plans that identified the number of employees to be terminated, their functions and their businesses. Approximately two-thirds of the reductions will occur in the United States. As of December 31, 1998, about 2,700 employees have been terminated under these initiatives, and about $134 has been settled and charged against the related liability. The remaining 1,400 employee terminations will occur in 1999.


48                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


The remaining charge of $267 relates to write-downs of property, plant and equipment, principally due to the shutdown of excess production capacity. The charge covers the net book value of the facilities and estimated dismantlement costs less estimated salvage proceeds. The largest component, $114, covers the shutdown of polyester manufacturing lines at Circleville, Ohio; Cooper River, South Carolina; Kinston, Cape Fear and Cedar Creek, North Carolina; and Luxembourg. In addition, $78 represents the shutdown of DuPont Nylon manufacturing operations at Martinsville, Virginia; Doncaster, United Kingdom; and Bayswater, Australia. Other charges are principally attributable to the shutdown of manufacturing and other facilities within the Pigments & Chemicals and Other segments. DuPont expects to complete these activities in 1999.

In the fourth quarter of 1998, the company also recorded a charge of $56 relating to the impairment of certain intangible assets held for use by the Pharmaceuticals segment when it was determined that future undiscounted cash flows associated with these assets were insufficient to recover their carrying value. The impaired assets principally represent the company's historical ownership interest in product rights and license agreements contributed in 1991 by Merck & Co. Inc. to The DuPont Merck Pharmaceutical Company. The assets were written down to fair value, which was determined on the basis of discounted cash flows and confirmed by independent appraisal.

During 1997 DuPont and the Agfa-Gevaert Group (Agfa) signed an agreement under which Agfa would acquire DuPont's global graphic arts and offset printing plates businesses. Agfa agreed to purchase the company's inventory, manufacturing facilities in Germany and the United Kingdom, and provide employment to most of the 2,200 DuPont employees working in these businesses. A decision was made to dispose of these businesses, which are a component of the Other segment, after it became apparent that the company would not be a leader in this industry. In connection with the sale, DuPont recorded a charge of $340 in the third quarter 1997 period. This included $233 to write down assets held for sale to their estimated net realizable value based on the agreement with Agfa, $53 for employee separation and other people related costs, and $54 to provide for other expenses associated with exiting these businesses. The number of people identified for termination was less than 250. Total remaining reserve balances are approximately $30 at December 31, 1998. The 1997 loss from operations from these businesses was not material. The transaction closed during the first quarter of 1998.

7.   Provision for Income Taxes

--------------------------------------------------------------------------------
                                           1998         1997         1996
                                       -----------------------------------------
Current tax expense:
  U.S. federal                          $   526      $   841      $   718
  U.S. state and local                      (15)          45           23
  International                             447          398          381
                                       -----------------------------------------
          Total                             958        1,284        1,122
                                       -----------------------------------------
Deferred tax expense:
  U.S. federal                             (129)         110          314
  U.S. state and local                       21            3            5
  International                              91          (43)         (25)
                                       -----------------------------------------
          Total                             (17)          70          294
                                       -----------------------------------------
Provision for Income Taxes                  941        1,354        1,416
Stockholders' Equity
  Stock Compensation 1                      (82)         (96)         (69)
  Minimum Pension Liability 2               (81)         (18)          (1)
Extraordinary Loss                          (74)          --           --
Discontinued Operations                     195          921          930
                                       -----------------------------------------
Total                                   $   899      $ 2,161      $ 2,276
================================================================================
1 Represents tax benefit of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.

2 Represents deferred tax charge for minimum pension liability recorded in stockholders' equity. See Note 21.

Total income taxes paid on continuing operations worldwide were $782 in 1998, $1,094 in 1997 and $1,083 in 1996.


                                    DuPont                                   49

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. The tax effects of temporary differences and tax loss/tax credit carryforwards included in the deferred income tax provision are as follows:

--------------------------------------------------------------------------------
                                              1998        1997       1996
                                            ------------------------------------
Depreciation                                 $ 185       $  96      $  28
Accrued employee benefits                       71          63        122
Other accrued expenses                          19           9        (63)
Inventories                                     54         (36)       (31)
Unrealized exchange gains (losses)             (11)         (6)         5
Investment in subsidiaries and
  affiliates                                   (73)        (38)       (19)
Amortization of intangibles                   (504)*        (2)         5
Other temporary differences                    158          61        173
Tax loss/tax credit carryforwards               35         (50)       119
Valuation allowance change-- net                49         (27)       (45)
                                            ------------------------------------
                                             $ (17)      $  70      $ 294
================================================================================
  * Amortization of intangibles includes the write-off of in-process research and development for DuPont Pharmaceuticals, Polyester Films, and Polyester Resins & Intermediates.

The significant components of deferred tax assets and liabilities at December 31, 1998 and 1997, are as follows:

--------------------------------------------------------------------------------
                                        1998                   1997
                              --------------------------------------------------
Deferred Tax                     Asset   Liability       Asset   Liability
--------------------------------------------------------------------------------
Depreciation                    $   --     $1,578       $   --     $1,345
Accrued employee benefits        3,075      1,143        2,913        968
Other accrued expenses             454          3          505         25
Inventories                        278         63          331         55
Unrealized exchange gains            8          8            6         19
Tax loss/tax credit
  carryforwards                    118         --          130         --
Investment in subsidiaries
  and affiliates                    77         35           62         93
Amortization of intangibles        519        178           21         --
Other                              227        921          237        662
                              --------------------------------------------------
Total                           $4,756     $3,929       $4,205     $3,167
                                          -------                 --------------
Less: Valuation
  allowance                        220                     171
                              --------                 -------
Net                             $4,536                  $4,034
================================================================================

Current deferred tax liabilities (included in the Consolidated Balance Sheet caption "Income Taxes") were $14 and $7 at December 31, 1998 and 1997, respectively. In addition, deferred tax assets of $406 and $683 were included in Other Assets at December 31, 1998 and 1997, respectively (see Note 15).

An analysis of the company's effective income tax rate follows:

--------------------------------------------------------------------------------
                                               1998       1997       1996
                                             -----------------------------------
Statutory U.S. federal income tax rate         35.0%      35.0%      35.0%
International operations                        2.0       (3.5)        --
Lower effective tax rate on export sales       (1.9)      (2.2)      (1.4)
In-process research and development             1.7       17.9*        --
Other--net                                     (0.8)       0.7       (1.3)
                                             -----------------------------------
Effective income tax rate                      36.0%      47.9%      32.3%
================================================================================
  * Charges associated with the Pioneer and PTI transactions were not tax effected because these purchases were stock acquisitions rather than asset purchases. See Note 5.

Income from continuing operations before income taxes and minority interests shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or international does not correspond to the earnings set forth below.

--------------------------------------------------------------------------------
                                               1998       1997       1996
                                            ------------------------------------
United States (including exports)            $1,388     $1,820     $3,226
International                                 1,225      1,009      1,161
                                            ------------------------------------
                                             $2,613     $2,829     $4,387
================================================================================

At December 31, 1998, unremitted earnings of subsidiaries outside the United States totaling $5,996 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1998, the tax effect of such carryforwards approximated $118. Of this amount, $77 has no expiration date and $41 expires after 1999 but before 2003.

8.   Extraordinary Charge from Early Extinguishment of Debt

In September 1998, the company redeemed various outstanding notes and debentures with an aggregate principal value of $1,633. The extraordinary charge of $201, net of a tax benefit of $74, principally represents call premium and unamortized discount. The effective income tax rate of 26.9 percent reflects the mix of U.S. and international operations.



50                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



9.   Earnings Per Share of Common Stock

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The numerator for both income from continuing operations and net income is reduced by preferred dividends of $10. For diluted earnings per share, the numerator is adjusted to recognize reduced share of earnings assuming options in subsidiary company stock are exercised if the effect of this adjustment is dilutive. For 1998 this effect was anti-dilutive. The denominator is based on the following weighted-average number of common shares and includes the additional common shares that would have been outstanding if potentially dilutive common shares had been issued:

--------------------------------------------------------------------------------
                         1998               1997             1996
--------------------------------------------------------------------------------
Basic               1,128,826,525     1,130,755,483     1,121,350,592
Diluted             1,145,347,028     1,149,803,450     1,139,822,755
================================================================================

Average stock options of 5,527,629 and 4,930,300 are not included in the diluted earnings per share calculation for the years 1998 and 1997, respectively, since in each case the exercise price is greater than the average market price.

Shares held by the Flexitrust are not considered as outstanding in computing the weighted-average number of common shares. See Notes 21 and 22


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


11.  Accounts and Notes Receivable

--------------------------------------------------------------------------------
December 31                                              1998          1997
--------------------------------------------------------------------------------
Trade--net of allowances of $101 in 1998
  and $66 in 1997                                      $3,591        $3,438
Miscellaneous                                             610           871
                                                   -----------------------------
                                                       $4,201        $4,309
================================================================================

Accounts and notes receivable are carried at amounts that approximate fair value and include $70 for 1998 and $74 for 1997 due from equity affiliates.

See Note 28 for a description of business segment markets and associated concentrations of credit risk.


12.  Inventories

--------------------------------------------------------------------------------
December 31                                             1998          1997
--------------------------------------------------------------------------------
Finished products                                     $2,209        $2,115
Semifinished products                                    836           827
Raw materials and supplies                               749           659
                                                   -----------------------------
Total                                                  3,794         3,601
Less: Adjustment of inventories
  to a last-in, first-out
  (LIFO) basis                                           665           809
                                                   -----------------------------
                                                      $3,129        $2,792
================================================================================

Inventory values before LIFO adjustment are generally determined by the average cost method, which approximates current cost. Inventories valued under the LIFO method comprised 85 percent of consolidated inventories before LIFO adjustment at December 31, 1998 and 1997.


13.  Property, Plant and Equipment

--------------------------------------------------------------------------------
December 31                                             1998           1997
--------------------------------------------------------------------------------
Buildings                                            $ 3,889        $ 3,464
Equipment                                             28,485         27,326
Land                                                     288            260
Construction                                           2,066          1,861
                                                   -----------------------------
                                                     $34,728        $32,911
================================================================================

Property, plant and equipment includes gross assets acquired under capital leases of $115 and $130 at December 31, 1998 and 1997, respectively; related amounts included in accumulated depreciation and amortization were $54 and $57 at December 31, 1998 and 1997, respectively.



                                    DuPont                                    51

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



14.  Summarized Financial Information for Affiliated Companies

Summarized combined financial information for affiliated companies for which the equity method of accounting is used (see Note 1, Basis of Consolidation) is shown below on a 100 percent basis. The most significant of these affiliates at December 31, 1998, are DuPont Dow Elastomers LLC (50 percent owned by DuPont) and Pioneer Hi-Bred International Inc. (20 percent owned by DuPont). Dividends received from equity affiliates were $239 in 1998, $676 in 1997 and $776 in 1996.

                                                  Year Ended December 31
--------------------------------------------------------------------------------
Results of operations                       1998 1         1997          1996
--------------------------------------------------------------------------------
Sales 2                                    $8,656        $7,778        $7,604
Earnings before income taxes                  863         1,166           803
Net Income                                    689         1,027           661
                                        ----------------------------------------
DuPont's equity in earnings
  of affiliates
  Partnerships 3                           $  162        $  493        $  610
  Corporate joint ventures
    (after income taxes)                      116           150            84
                                        ----------------------------------------
                                           $  278        $  643 4      $  694 5
================================================================================
1 Effective July 1, 1998, DuPont purchased Merck's 50 percent interest in DuPont Merck and results are fully consolidated. Effective November 5, 1998, substantially all of DuPont's 50 percent interest in CONSOL Energy Inc. was sold.

2    Includes sales to DuPont of $614 in 1998, $685 in 1997 and $734 in 1996.

3    Income taxes are reflected in the company's provision for income tax.

4 Includes a benefit of $115 from the gain on the sale by DuPont Merck of its generic and multisource product lines.

5 Reflects a more favorable allocation of DuPont Merck operating income to recognize the performance of assets originally contributed to the venture by DuPont.

--------------------------------------------------------------------------------
Financial position at December 31                    1998           1997
--------------------------------------------------------------------------------
Current assets                                    $ 3,428        $ 4,234
Noncurrent assets                                   3,838          7,239
                                              ----------------------------------
  Total assets                                    $ 7,266        $11,473
                                              ----------------------------------
Short-term borrowings*                            $ 1,022        $   633
Other current liabilities                           1,569          2,128
Long-term borrowings*                                 679            874
Other long-term liabilities                           231          2,857
                                              ----------------------------------
  Total liabilities                               $ 3,501        $ 6,492
                                              ----------------------------------
DuPont's investment in affiliates
  (includes advances)                             $ 1,796        $ 2,372
================================================================================
   * DuPont's pro rata interest in total borrowings was $705 in 1998 and $688 in 1997 of which $168 in 1998 and $192 in 1997 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 26.


15.  Other Assets

--------------------------------------------------------------------------------
December 31                                             1998           1997
--------------------------------------------------------------------------------
Prepaid pension cost                                   $1,362         $1,602
Intangible assets - net of accumulated
  amortization of $225 in 1998 and
  $130 in 1997                                          2,566*         1,270
Other securities and investments                           84            185
Deferred income taxes (see Note 7)                        406            683
Miscellaneous                                             538            471
                                                   -----------------------------
                                                       $4,956         $4,211
================================================================================
   * Includes $1,070 for DuPont Pharmaceuticals, and increases of $58 reflecting revision of preliminary purchase price allocations for businesses purchased from Ralston Purina and ICI.

Other securities and investments includes $97 at December 31, 1997, representing marketable securities classified as available for sale and reported at fair value. The remainder represents numerous small investments in securities for which there are no quoted market prices and for which it is not practicable to determine fair value. Such securities are reported at cost.


16.  Accounts Payable

--------------------------------------------------------------------------------
December 31                                             1998           1997
--------------------------------------------------------------------------------
Trade                                                  $1,206        $1,074
Payables to banks                                         162           188
Compensation awards                                       216           267
Miscellaneous                                             345           392
                                                   -----------------------------
                                                       $1,929        $1,921
================================================================================

Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts shown above approximate fair value because of the short maturity of these obligations.



52                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



17.  Short-Term Borrowings and Capital Lease Obligations

--------------------------------------------------------------------------------
December 31                                         1998           1997
--------------------------------------------------------------------------------
Commercial paper                                  $5,978        $2,576
Private placement commercial paper                    --         2,896
Non-U.S. bank borrowings                             180           197
Medium-term notes payable within
  one year                                           140           128
Long-term borrowings payable
  within one year                                    300           300
Industrial development bonds
  payable on demand                                   26            51
Capital lease obligations                              5             4
                                              ----------------------------------
                                                  $6,629        $6,152
================================================================================

The estimated fair value of the company's short-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $6,700 and $6,200 at December 31, 1998 and 1997, respectively. The increase in estimated fair value in 1998 was primarily due to higher short-term borrowing levels.

Unused short-term bank credit lines were approximately $7,400 and $6,200 at December 31, 1998 and 1997, respectively. These lines support short-term industrial development bonds, a portion of the company's commercial paper program and other borrowings.

The weighted-average interest rate on short-term borrowings outstanding at December 31, 1998 and 1997, was 5.4 percent and 5.9 percent, respectively


18.  Other Accrued Liabilities

--------------------------------------------------------------------------------
December 31                                                 1998          1997
--------------------------------------------------------------------------------
Payroll and other employee-related costs                  $  673        $  582
Accrued postretirement benefits cost (see Note 24)           302           317
Productivity initiatives                                     165            --
Miscellaneous                                              1,782         2,125
                                                       -------------------------
                                                          $2,922        $3,024
================================================================================


19.  Long-Term Borrowings and Capital Lease Obligations

--------------------------------------------------------------------------------
December 31                                           1998           1997
--------------------------------------------------------------------------------
U.S. dollar:
  Industrial development bonds due 2007-2026        $  309        $  333
  Medium-term notes due 2000-2048 1                    653           437
  7.50% notes due 1999                                  --           301
  9.15% notes due 2000                                 301           303
  6.00% debentures due 2001 ($660 face
    value, 13.95% yield to maturity)                    --           505
  6.50% notes due 2002                                 499           498
  6.75% notes due 2002                                 300           299
  8.00% notes due 2002                                 252           252
  8.50% notes due 2003 2                               141           300
  8.13% notes due 2004                                 331           331
  8.25% notes due 2006                                 282           282
  6.75% notes due 2007                                 499           499
  8.25% debentures due 2022                             49           372
  7.95% debentures due 2023                             38           299
  6.50% debentures due 2028                            298            --
  7.50% debentures due 2033                             23           247
6.25% Swiss franc notes due 2000 3                     103           103
Other loans (various currencies)
  due 1999-2008                                        363           475
Capital lease obligations                               54            61
                                               ---------------------------------
                                                    $4,495        $5,897
================================================================================
1    Average interest rates at December 31, 1998 and 1997, were 6.4 percent and
     7.1 percent, respectively.

2 The company entered into an interest rate swaption agreement as part of the program to manage the fixed and floating interest rate mix of total borrowings. The agreement gives the swaption counterparty the one-time option to put the company into an interest rate swap with a notional amount of $300, whereby the company would, over the remaining term of the note, receive fixed rate payments essentially equivalent to the fixed interest rate of the underlying note, and pay the counterparty a floating rate of interest essentially equivalent to the rate the company pays on its commercial paper. If exercised, the swaption would effectively convert the note to a floating rate obligation over the remaining maturity of the note. The premium received from the counterparty for this swaption is being amortized to income, using the effective interest method, over the remaining maturity of the note. The interest rate swaption agreement was reduced to a notional amount of $141 in September 1998. The fair value and carrying value of the swaption at December 31, 1998 and 1997, was not material.

3 Represents notes denominated as 150 million Swiss francs with a 6.25 percent Swiss franc fixed interest rate. Concurrent with the issuance of these notes, the company entered into an interest and principal currency swap that effectively established a $103 fixed principal amount with a 6.9 percent U.S. dollar fixed interest rate.



                                    DuPont                                   53

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


At December 31, 1998, average interest rates on industrial development bonds and on other loans (various currencies) were 6.1 percent and 7.0 percent, respectively, the same as December 31, 1997.

Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 1999, are $628, $107, $1,242 and $428 for the years 2000, 2001, 2002 and 2003, respectively.

The estimated fair value of the company's long-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities was $4,900 and $6,500 at December 31, 1998 and 1997, respectively.

20.  Other Liabilities

--------------------------------------------------------------------------------
December 31                                              1998          1997
--------------------------------------------------------------------------------
Accrued postretirement benefits cost                   $5,555        $5,548
Reserves for employee-related costs                       921           956
Miscellaneous                                           1,164           940
                                                      --------------------------
                                                       $7,640        $7,444
================================================================================

21.  Stockholders' Equity

In January 1997 the company approved plans to purchase and retire up to 20 million shares of common stock to offset dilution resulting from shares issued under its compensation programs. In 1997 the company spent $327 to purchase and retire 5,833,100 shares of DuPont common stock under this program. In 1998 the company spent $769 to purchase 12,814,162 shares, of which 6 million shares were purchased in a private placement transaction. Under the terms of this private placement agreement, the final settlement payment resulted in the issuance of 333,862 treasury shares valued at $20. In 1998, 12,480,300 shares were retired.

In 1997, 509,778 shares were issued for 100 percent of the capital stock of Pfister Hybrid Corn Company. Also in 1997, 22.5 million shares were issued for 100 percent of the capital stock of Protein Technologies International (PTI). Immediately subsequent to the PTI transaction, 22.5 million shares were repurchased for $1,420 ($63.13 a share) in two private placement transactions. The purchase price for one transaction for 16 million shares was subject to adjustment under terms of the private placement agreement. The company received $65 in 1998 as a final settlement payment associated with this transaction. The remaining 6.5 million shares were purchased from the DuPont Pension Trust Fund for $410. Also in 1998, 72,326 shares valued at $4.4 were issued for final settlement of 1997 acquisitions, principally PTI.

Additional paid-in capital (compensation plans) includes $66 and $38 at December 31, 1998 and 1997, respectively, related to amounts accrued for variable options.

In July 1996 DuPont repurchased warrants from Seagram for $504. Coincident with the repurchase, the company retired 312 million shares of common stock held as treasury stock.

Shares held by the Flexitrust are used to satisfy existing employee compensation and benefit programs.

Set forth below is a reconciliation of common stock share activity for the three years ended December 31, 1998:


-----------------------------------------------------------------------------------
Shares of Common Stock                                           Held In
                                                    -------------------------------
                                       Issued          Flexitrust       Treasury
                                  -------------------------------------------------
Balance January 1, 1996            1,470,085,448      (47,092,352)    (312,000,000)
                                  -------------------------------------------------
Issued                                         2       16,100,762
Treasury Stock Retirement           (312,000,000)                      312,000,000
                                  -------------------------------------------------
Balance December 31, 1996          1,158,085,450      (30,991,590)               -
                                  -------------------------------------------------
Businesses Acquired                   23,009,778
Issued                                                  7,745,843
Treasury Stock
        Acquisition                                                    (28,333,100)
        Retirement                   (28,333,100)                       28,333,100
                                  -------------------------------------------------
Balance December 31, 1997          1,152,762,128      (23,245,747)               -
                                  -------------------------------------------------
Businesses Acquired                       72,326
Issued                                                  9,077,880          333,862
Treasury Stock
        Acquisition                                                    (12,814,162)
        Retirement                   (12,480,300)                       12,480,300
                                  -------------------------------------------------
Balance December 31, 1998          1,140,354,154      (14,167,867)               -
===================================================================================

54                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," was adopted by the company in 1998 and establishes standards for reporting and displaying comprehensive income. The pretax, tax and after-tax effects of the components of other comprehensive income are shown below:

--------------------------------------------------------------------------------
Other Comprehensive Income               Pretax      Tax        After-tax
                                       -----------------------------------------
1998
Cumulative Translation Adjustment       $   (23)    $   -       $  (23)
Minimum Pension Liability Adjustment       (193)       81         (112)
                                       -----------------------------------------
Other Comprehensive Income (Loss)       $  (216)    $  81       $ (135)

1997
Cumulative Translation Adjustment       $  (130)    $   -       $ (130)
Minimum Pension Liability Adjustment        (46)       18          (28)
                                       -----------------------------------------
Other Comprehensive Income (Loss)       $  (176)    $  18       $ (158)

1996
Cumulative Translation Adjustment       $   (23)    $   -       $  (23)
Minimum Pension Liability Adjustment         (4)        1           (3)
                                       -----------------------------------------
Other Comprehensive Income (Loss)       $   (27)    $   1       $  (26)
================================================================================

The minimum pension liability included in the Consolidated Statement of Stockholders' Equity is $256, $144 and $116 as of December 31, 1998, 1997 and 1996, respectively, and includes $79, $25 and $16 for Conoco for the years then ended.

Balances of related after-tax components comprising accumulated other comprehensive loss are summarized below:

--------------------------------------------------------------------------------
Accumulated Other Comprehensive Loss         1998          1997          1996
--------------------------------------------------------------------------------
December 31
Foreign Currency Translation Adjustment     $(176)        $(153)        $ (23)
Minimum Pension Liability Adjustment         (256)         (144)         (116)
                                           -------------------------------------
                                            $(432)        $(297)        $(139)
================================================================================

22.  Compensation Plans

From time to time, the Board of Directors has approved the adoption of worldwide Corporate Sharing Programs. Under these programs, essentially all employees have received a one-time grant to acquire shares of DuPont common stock at the market price on the date of grant. Option terms are "fixed" and options generally are exercisable one year after date of grant and expire 10 years from date of grant. There are no additional shares that may be subject to option under existing programs.

Stock option awards under the DuPont Stock Performance Plan may be granted to key employees of the company and may be "fixed" and/or "variable." The purchase price of shares subject to option is equal to or in excess of the market price of the company's stock at the date of grant. Optionees are eligible for reload options upon the exercise of stock options with the condition that shares received from the exercise are held for at least two years. A reload option is granted at the market price on the date of grant and has a term equal to the remaining term of the original option. The maximum number of reload options granted is limited to the number of shares subject to option in the original option times the original option price divided by the option price of the reload option. Generally, fixed options are fully exercisable from one to three years after date of grant and expire 10 years from date of grant. Beginning in 1998, shares otherwise receivable from the exercise of nonqualified options can be deferred as stock units for a designated future delivery.

Variable stock option grants have been made to certain members of senior management. These options are subject to forfeiture if, within five years from the date of grant, the market price of DuPont common stock does not achieve a price of $75 per share for 50 percent of the options and $90 per share for the remaining 50 percent. This condition was met in 1998 for options with a $75 per share hurdle price and, as a result, these options became "fixed" and exercisable.

The maximum number of shares that may be subject to option for any consecutive five-year period is 72 million shares. Subject to this limit, additional shares that may have been made subject to options were 60,949,492 for 1998, 56,842,462 for 1997 and 59,078,926 for 1996.

Awards for 1998 under the DuPont Stock Performance Plan (granted to key employees in 1999) consisted of 4,946,131 fixed options to acquire DuPont common stock at the market price ($52.50 per share) on the date of grant and 700,000 fixed options at an exercise price of $75 per share. Fixed options granted at $52.50 per share vest over a three-year period and, except for the last six months of the 10-year option term, are exercisable when the market price of DuPont common stock exceeds the option grant price by 20 percent. Fixed options granted at an exercise price of $75 per share vest three years from the date of grant and expire 10 years after the date of grant.


                                    DuPont                                   55

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


The following table summarizes activity for fixed and variable options for the last three years:

--------------------------------------------------------------------------------
                                   Fixed                      Variable
                        --------------------------------------------------------
                           Number         Weighted-      Number      Weighted-
                             of            Average         of         Average
                           Shares           Price        Shares       Price
                        --------------------------------------------------------
January 1, 1996          61,539,178        $23.83             --        --
Granted                   5,674,188        $39.41             --        --
Exercised                17,754,052        $23.56             --        --
Forfeited                    93,186        $25.96             --        --
--------------------------------------------------------------------------------
December 31, 1996        49,366,128        $25.73             --        --
Granted                  22,937,612        $52.82      4,926,900    $   52.66
Exercised                 9,719,982        $24.47             --        --
Forfeited                 1,373,884        $47.85         95,600    $   52.50
--------------------------------------------------------------------------------
December 31, 1997        61,209,874        $35.58      4,831,300    $   52.66
Granted                   5,697,539        $59.96        101,000    $   64.90
Reclassified              1,653,748        $52.52     (1,653,748)   $   52.52
Exercised                 8,345,303        $33.70             --           --
Forfeited*                8,786,328        $39.74        629,800    $   52.50
--------------------------------------------------------------------------------
December 31, 1998        51,429,530        $38.42      2,648,752    $   53.25
================================================================================
  *  Includes options cancelled as part of the Conoco IPO.

Options exercisable and weighted-average exercise price at the end of the last three years and the weighted-average fair value of options granted are as follows:

--------------------------------------------------------------------------------
                                          1998            1997           1996
                                      ------------------------------------------
Fixed Options:
   Number of shares at year-end        46,728,321      40,037,649     43,742,702
   Weighted-avg. price at year-end         $36.29          $26.50         $23.97
   Weighted-avg. fair value of
     options granted during year           $14.30          $12.91         $ 8.95
--------------------------------------------------------------------------------
Variable Options:
   Number of shares at year-end                --              --             --
   Weighted-avg. price at year-end             --              --             --
   Weighted-avg. fair value of
     options granted during year           $15.79          $13.08             --
================================================================================

The fair value of options granted is calculated using the Black-Scholes option pricing model. Assumptions used were as follows:

--------------------------------------------------------------------------------
                            1998                   1997              1996
                    ------------------------------------------------------------
                     Fixed     Variable       Fixed   Variable      Fixed
                    ------------------------------------------------------------
Dividend yield        2.1%        2.1%         2.2%     2.2%         2.6%
Volatility           19.8%       19.9%        18.8%    18.6%        21.0%
Risk-free
  interest rate       5.5%        5.6%         6.4%     6.4%         5.4%
Expected life
  (years)             5.7         5.8          5.6      5.7          6.0
================================================================================

The following table summarizes information concerning currently outstanding and exercisable options:

-----------------------------------------------------------------------------------
                               Exercise     Exercise      Exercise        Exercise
                                 Price        Price         Price          Price
                                $16.13-      $24.38-       $39.63-        $59.50-
December 31, 1998               $24.19       $36.56        $59.44         $82.09
-----------------------------------------------------------------------------------
Fixed Options
  Options outstanding          9,882,545    15,920,674    21,105,446    4,520,865
  Weighted-avg. remaining
    contractual life (years)         2.4           5.5           7.9          9.0
  Weighted-avg. price         $    19.76   $     27.48   $     50.76   $    60.16
  Options exercisable          9,882,545    15,920,674    20,813,569      111,533
  Weighted-avg. price         $    19.76   $     27.48   $     50.69   $    72.42
-----------------------------------------------------------------------------------
Variable Options
  Options outstanding                 --            --     2,505,752      143,000
  Weighted-avg. remaining
    contractual life (years)          --            --           8.1          9.0
  Weighted-avg. price                 --            --   $     52.54     $  65.71
  Options exercisable                 --            --            --           --
  Weighted-avg. price                 --            --            --           --
===================================================================================

The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for fixed options. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," was issued in 1995. The company has elected not to adopt the optional recognition provisions of SFAS No. 123. In addition, certain majority-owned subsidiaries of the company grant options to their respective employees under APB Opinion No. 25 and have elected not to adopt SFAS No. 123. The following table sets forth pro forma information as if the company and Conoco had adopted these recognition provisions; the effect on reported net income of applying these recognition provisions to majority-owned subsidiaries other than Conoco is not material. The pro forma disclosures are not representative of the effects on net income and earnings per share in future years.


56                                  Dupont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


--------------------------------------------------------------------------------
Pro Forma Net Income and
Earnings per share                 1998        1997        1996
--------------------------------------------------------------------------------
Net Income
  As Reported                     $4,480      $2,405      $3,636
  Pro Forma                       $4,584      $2,206      $3,602
Earnings Per Share - Basic
  As Reported                     $ 3.96      $ 2.12      $ 3.23
  Pro Forma                       $ 4.05      $ 1.94      $ 3.20
Earnings Per Share - Diluted
  As Reported                     $ 3.90      $ 2.08      $ 3.18
  Pro Forma                       $ 3.99      $ 1.91      $ 3.15
================================================================================

Compensation expense recognized in income for stock-based employee compensation awards was $174 ($15 excluding Conoco), $65 ($40 excluding Conoco) and $22 ($9 excluding Conoco) for 1998, 1997 and 1996, respectively.

Awards under the company's Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, consideration being given to ability to succeed to more important managerial responsibility. Such awards were $182 for 1998, $268 ($223 excluding Conoco) for 1997 and $233 ($195 excluding Conoco) for 1996. Amounts credited to the Variable Compensation Fund are dependent on company earnings and are subject to maximum limits as defined by the plan. The amounts credited to the fund were $188 in 1998, $265 ($221 excluding Conoco) in 1997 and $230 ($189 excluding Conoco) in 1996. Awards made and amounts credited under the Variable Compensation Plan for 1998 relate solely to employees of continuing operations. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 1,309,208 shares of common stock are awaiting delivery from awards for 1998 and prior years.


23.  Investment Activities

The company purchased Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company on July 1, 1998, for a cash payment of $2,586. As part of the purchase, the company agreed to indemnify Merck for certain liabilities that may arise from events that occurred during Merck's tenure as a general partner (see Note 26). In addition, related costs of $8 were incurred. The company now operates as DuPont Pharmaceuticals. For accounting purposes, the acquisition has been treated as a purchase. The preliminary allocation of purchase price, based on independent appraisals, is as follows: cash $69; other current assets $203; noncurrent assets $1,361; in-process research and development $1,230; and liabilities $269. Noncurrent assets includes $73 of goodwill, which is being amortized over 20 years. Excluding the effect of the $1,230 charge for purchased in-process research and development on 1997's unaudited pro forma results, the unaudited pro forma effect on net income and earnings per share for 1998 and 1997 is not material.

The company purchased ICI's global polyester films business on January 31, 1998, for a cash payment of $647; in addition, related costs of $5 were incurred and liabilities of $110 were assumed, including $54 in employee separation costs and $6 in other costs pursuant to an exit plan the company began to formulate as of the acquisition date. For accounting purposes, the acquisition has been treated as a purchase. The preliminary allocation of purchase price, based on independent appraisals and company estimates, is as follows: current assets $62; noncurrent assets $650; and in-process research and development $50. Noncurrent assets includes $76 of goodwill, which is being amortized over 20 years.

Investment in affiliates in 1997 includes $1,711 for the September 1997 purchase of a 20 percent interest in Pioneer Hi-Bred International. Pioneer develops, produces and markets hybrids of corn and varieties of soybeans. For accounting purposes, the acquisition has been treated as a purchase. Of the $1,711 purchase price, $903 was allocated to purchased in-process research and development and the remainder was allocated based on fair values to assets and liabilities of Pioneer, principally intangible assets (including $206 of goodwill to be amortized over 40 years), for purposes of determining equity in earnings. The 1997 allocation of purchase price was revised in 1998 with finalization of purchase accounting.

Protein Technologies International was purchased on December 1, 1997. PTI is a global supplier of soy proteins and applied technology to the food and paper processing industries. 22,500,000 shares of DuPont common stock were issued in this transaction with a fair value of $1,297. In addition, related costs of $4 were incurred. For accounting purposes, the acquisition has been treated as a purchase. Based on preliminary estimates, the purchase price was allocated as follows: cash $47; other current assets $158; noncurrent assets $897; in-process research and



                                    DuPont                                   57

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



development $500; and liabilities $301, including $188 of debt. In 1998, an additional 70,673 shares of DuPont common stock were issued with a fair value of $4, and related costs of $1 were incurred. The purchase price allocations were revised as follows: cash $47; other current assets $179; noncurrent assets $1,072; in-process research and development $560; deferred tax liability $280; and other liabilities $272. Noncurrent assets includes $85 of goodwill, which is being amortized over 25 years.

The company purchased ICI's global polyester resins and intermediates businesses on December 31, 1997, for a cash payment of $1,240, including $50 held in escrow pending satisfactory demonstration of intermediates process technology in a new facility; in addition, related costs of $7 were incurred and liabilities of $230 were assumed. As part of the transaction, the company acquired a 70 percent interest in an ICI subsidiary that had approximately $225 in long-term borrowings at December 31, 1997. For accounting purposes, the acquisition has been treated as a purchase. Based on independent appraisals and company estimates, the preliminary allocation of purchase price was as follows: current assets $99; noncurrent assets $1,303; in-process research and development $75; and liabilities $230, including $176 of debt. In 1998, the purchase price allocations were revised as follows: current assets $89; noncurrent assets $1,245; in-process research and development $178; and liabilities $265, including $15 in employee separation costs pursuant to an exit plan the company began to formulate as of the acquisition date. Noncurrent assets includes $26 of goodwill, which is being amortized over 20 years.

Note 5 provides information on purchased in-process research and development in connection with the Pioneer, PTI, ICI and DuPont Merck transactions.

Proceeds from sales of assets in 1998 principally include: (a) $500 from the sale of substantially all of DuPont's 50 percent interest in CONSOL Energy Inc.;
(b) $279 from the sale of the global hydrogen peroxide business; and (c) $86 from the sale of the printing and publishing businesses.

Proceeds from sales of assets in 1997 principally include: (a) $175 from collection of a note from The Sterling Group Inc. received in connection with its purchase of the Diagnostic Imaging business in 1996; (b) $125 from DuPont Merck for sale of its generic and multisource product lines; and (c) $62 from the sale of the NEN Life Sciences Products to Genstar Capital LLC.

Proceeds from sales of assets in 1996 principally include $570 from the sales of Medical Products businesses, and $390 from the formation of the elastomers joint venture. Assets sold in connection with these sales amounted to $1,163, of which $644 was for property, plant and equipment, with the remainder being primarily working capital.

Payments for businesses acquired in 1996 principally relate to the purchase of commercial floorcovering distribution and installation companies.


24.  Pensions and Other Postretirement Benefits

Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was adopted by the company in 1998. The standard revises disclosures for pensions and other postretirement benefits and standardizes them into a combined format.

The company offers various postretirement benefits to its employees. Where permitted by applicable law, the company reserves the right to change, modify or discontinue the plans.

Pensions

The company has noncontributory defined benefit plans covering substantially all U.S. employees. The benefits under these plans are based primarily on years of service and employees' pay near retirement. The company's funding policy is consistent with the funding requirements of federal law and regulations.

Pension coverage for employees of the company's non-U.S. consolidated subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves.

Other Postretirement Benefits

The parent company and certain subsidiaries provide medical, dental, and life insurance benefits to pensioners and survivors. The associated plans are unfunded and approved claims are paid from company funds.


58                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)




Summarized information on the company's postretirement plans is as follows:

-----------------------------------------------------------------------------------
                                      Pension Benefits          Other Benefits
                                ---------------------------------------------------
                                     1998         1997         1998        1997
                                ---------------------------------------------------
Change in Benefit Obligation
Benefit obligation at
  beginning of year               $ 17,133     $ 15,505     $  4,590     $  4,486
Service cost                           355          328           61           55
Interest cost                        1,121        1,123          310          334
Plan participants'
  contributions                         17           17           28           24
Actuarial loss                       1,586        1,595          245           34
Foreign currency exchange
  rate changes                          43         (182)          (4)          (2)
Benefits paid                       (1,236)      (1,213)        (330)        (341)
Amendments                               7           --         (167)          --
New Plans                              389           28           32           --
Divestiture                           (144)         (68)          --           --
Benefit obligation at end       ---------------------------------------------------
of year                           $ 19,271     $ 17,133     $  4,765     $  4,590
                                ===================================================
Change in Plan Assets

Fair value of plan assets
  at beginning of year            $ 18,697     $ 16,957     $     --     $     --
Actual return on
  plan assets                        2,411        3,196           --           --
Foreign currency exchange
  rate changes                           9         (112)          --           --
Employer contributions                 189          137          302          317
Plan participants'
  contributions                         17           17           28           24
Benefits paid                       (1,236)      (1,213)        (330)        (341)
Retiree health care
  pension assets transfer             (249)        (232)          --           --
Special termination
  payments                            (159)          --           --           --
New plans                              244           27           --           --
Divestiture                            (94)         (80)          --           --
Fair value of plan              ---------------------------------------------------
  assets at end of year           $ 19,829     $ 18,697     $     --     $     --
                                ===================================================
Funded Status                     $    558     $  1,564     $ (4,765)    $ (4,590)
Unrecognized prior
  service cost                         572          625         (752)        (650)
Unrecognized actuarial
  (gain) loss                          201         (439)        (340)        (625)
Unrecognized transition
  asset                               (622)        (776)          --           --
                                ---------------------------------------------------
Net amount recognized             $    709     $    974     $ (5,857)    $ (5,865)
                                ===================================================
Amounts recognized in the
  statement of financial
  position consist of:
Prepaid (accrued) benefit cost    $    798     $  1,055     $ (5,857)    $ (5,865)
Accrued benefit liability             (448)        (327)          --           --
Intangible asset                        61           51           --           --
Accumulated other
  comprehensive income                 298          195           --           --
                                ---------------------------------------------------
  Net amount recognized           $    709     $    974     $ (5,857)    $ (5,865)
===================================================================================

----------------------------------------------------------------------------------
Weighted-average                      Pension Benefits          Other Benefits
assumptions as of                 -------------------------------------------------
December 31                          1998         1997         1998        1997
                                  -------------------------------------------------
Discount rate                           6.5%        7.0%        6.5%        7.0%
Expected return on plan assets          9.0%        9.0%         --          --
Rate of compensation increase           5.0%        5.0%        5.0%        5.0%
===================================================================================

The above assumptions are for U.S. plans only. For non-U.S. plans, no one of which was material, assumptions reflect economic assumptions applicable to each country.

The assumed health care trend rates used in determining other benefits at December 31, 1998, are 7.5 percent decreasing to 4 percent over five years. At December 31, 1997, such rates were 8 percent decreasing to 5 percent over eight years.

------------------------------------------------------------------------------------------
Components of                 Pension Benefits                    Other Benefits
Net Periodic       -----------------------------------------------------------------------
Benefit Cost           1998        1997        1996        1998        1997        1996
                   -----------------------------------------------------------------------
Service cost         $   355     $   328     $   327     $    61     $    55     $    62
Interest cost          1,121       1,123       1,097         310         334         316
Expected return
  on plan assets      (1,581)     (1,417)     (1,369)         --          --          --
Amortization of
transition asset        (150)       (150)       (159)         --          --          --
Amortization of
  unrecognized
  (gain) loss             56          35          52         (25)        (21)        (22)
Amortization of
  prior service
  cost                    53          54          38         (65)        (65)        (75)
Curtailment/
  settlement loss          6          --          --          --          --          --
Net periodic       -----------------------------------------------------------------------
  benefit cost
  (credit)           $  (140)    $   (27)    $   (14)    $   281     $   303     $   281
==========================================================================================


                                    DuPont                                   59

                         Notes to Financial Statements

                    (Dollars in millions, except per share)




The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $2,364, $1,968, and $990, respectively, as of December 31, 1998, and $1,307, $974, and $167, respectively, as of December 31, 1997. The special termination benefit of $159 was provided to U.S. employees terminated under company-wide productivity improvement initiatives. (These initiatives are described in Note 6.) U.S. pension assets consist principally of common stocks, including 9,353,570 shares of DuPont at December 31, 1998 and U.S. government obligations.

Excluded from Note 24 are the Conoco projected benefit obligation and fair value of plan assets of $1,737 and $1,316, respectively, as of December 31, 1998, and $1,404 and $1,196, respectively, as of December 31, 1997.

Assumed health care cost trend rates have a significant effect on the amount reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

--------------------------------------------------------------------------------
                                         1-Percentage         1-Percentage
                                        Point Increase       Point Decrease
                                   ---------------------------------------------
Effect on total of service and
  interest cost components                  $ 44                  $ (35)

Effect on postretirement
  benefit obligation                        $444                  $(366)
================================================================================


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

In addition, the company from time to time will enter into forward exchange contracts to establish with certainty the functional currency amount of future firm commitments denominated in another currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. At December 31, 1998, the company had no open forward exchange contracts designated as hedges of firm foreign currency commitments. Forward exchange contracts are also used from time to time to manage near-term foreign currency cash requirements and, from time to time, to place foreign currency deposits and marketable securities investments into currencies offering favorable returns. Net cash inflow (outflow) from settlement of forward exchange contracts was $(31), $146 and $(192) for the years 1998, 1997 and 1996, respectively.


60                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)




In December 1998 the company entered into forward exchange contracts to purchase
3.1 billion German marks for about $1,900 in conjunction with the signing of a definitive agreement to purchase the performance coatings business of Hoechst AG for 3.1 billion German marks. The business purpose of these contracts was to lock in the U.S. dollar functional currency cost of this acquisition and thereby prevent adverse movements in the dollar/mark exchange rate from causing the net U.S. dollar cash purchase price to exceed the negotiated fair value of the business. The use of hedge accounting for these contracts is precluded by accounting guidance. Changes in fair value of these contracts are included in income in the period the change occurs and the U.S. dollar purchase price for the acquired business will be measured using the dollar/mark exchange rate on the date of payment. At December 31, 1998, the change in fair value of these contracts resulted in a loss of $20.


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

An interest and principal currency swap was outstanding at December 31, 1998 and 1997, that effectively converted a 150 million Swiss franc borrowing with a 6.25 percent Swiss franc fixed interest rate and a maturity of 2000 to a U.S. dollar fixed principal amount of $103 with a 6.9 percent U.S. dollar fixed interest rate. The fair value of this swap at December 31, 1998 and 1997, was not material.

Structured medium-term financings consist of: (a) a structured medium-term note with interest and/or principal payments (denominated in either U.S. dollars or foreign currencies) determined using a specified calculation incorporating changes in currency exchange rates or other financial indexes, and (b) a concurrently executed structured medium-term swap that, for any and all calculations of the note's interest and/or principal payments over the term of the note, provides a fully hedged transaction such that the note is effectively converted to a U.S. dollar-denominated fixed or floating interest rate with a U.S. dollar-denominated fixed principal amount. Structured medium-term swaps allow the company to be fully hedged against fluctuations in exchange rates and interest rates and to achieve U.S. dollar fixed or floating interest rate payments below the market interest rate, at the date of issuance, for borrowings of comparable maturity.

The face amount of structured medium-term financings outstanding was $50 at December 31, 1998 and 1997. The weighted-average interest rate and weighted-average maturity was 5.1 percent and 5.6 percent, and 6.8 years and 7.8 years, at December 31, 1998 and 1997, respectively. The fair value of the structured medium-term swap associated with these financings at December 31, 1998 and 1997, was not material.

It is the company's policy that foreign currency bonds and structured medium-term notes will not be issued unless a hedge of the market risks inherent in such borrowings is executed simultaneously with a management-approved, highly creditworthy counterparty to provide a fully hedged transaction.


                                    DuPont                                   61

                         Notes to Financial Statements

                    (Dollars in millions, except per share)




Interest rate financial instruments did not have a material effect on the company's overall cost of borrowing at December 31, 1998 and 1997.

See also Notes 17 and 19 for additional descriptions of interest rate financial instruments.


Summary of Outstanding Derivative Financial Instruments

Set forth below is a summary of the notional amounts, estimated fair values and carrying amounts of outstanding financial instruments at December 31, 1998 and 1997.

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


Notional Amount, Estimated Fair Value and Carrying Amount of Outstanding Derivative Financial Instruments

--------------------------------------------------------------------------------
                               Notional      Estimated        Carrying
Type of Instrument               Amount     Fair Value          Amount
--------------------------------------------------------------------------------
Forward Exchange Contracts
  December 31, 1998           $  11,389      $  (43)         $  (41)
               1997               8,621          (3)             16
================================================================================

Estimated fair values shown above only represent the value of the hedge component of these transactions, and thus are not indicative of the fair value of the company's overall hedged position. The estimated fair value of the company's total debt portfolio, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $11,600 and $12,700 at December 31, 1998 and 1997, respectively. The decrease in fair value in 1998 was primarily due to lower borrowing levels.


Commodity Price Risk

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on certain raw material purchases. The fair value of outstanding derivative commodity instruments at December 31, 1998 and 1997, was not material.


26.  Commitments and Contingent Liabilities

The company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $148, $111, $84, $69 and $45 for the years 1999, 2000, 2001, 2002 and 2003, respectively, and $260 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $18. Rental expense under operating leases was $214 in 1998, $250 in 1997 and $240 in 1996.

In June 1997, DuPont formed alliances with Computer Sciences Corporation (CSC) and Andersen Consulting. CSC operates a majority of DuPont's global information systems and technology infrastructure and provides selected applications and software services. Andersen Consulting provides information systems solutions designed to enhance DuPont's manufacturing, marketing, distribution and customer service. The total dollar value of the contracts is in excess of $4,000 over 10 years. Minimum payments due under the contracts are: $253, $203, $168, $161 and $154 for the years 1999, 2000, 2001, 2002 and 2003, respectively, and a total of $502 thereafter.

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


62                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)




During 1991 the company initiated a stop-sale and recall of Benlate(R) 50 DF fungicide. About 140 of the more than 750 cases filed against the company in connection with the recall remain, the rest having been disposed of by trial, dismissal or settlement. In the fourth quarter of 1995, DuPont and the other major defendants in litigation concerning allegedly defective plumbing systems made with polybutylene pipe and acetal fittings settled two of several national class actions. The company's liability in the settled actions is limited to 10 percent of the cost of repairing plumbing systems up to a total company payout of $120. The related liability for each of these matters included in the Consolidated Balance Sheet is not reduced by the amounts of any expected insurance recoveries. Adverse changes in estimates for such costs could result in additional future charges.

The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 1. At December 31, 1998, such accrual amounted to $462 and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the consolidated financial position of the company.

The company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 1998, these indirect guarantees totaled $15, and the company had directly guaranteed $502 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees.

As part of the company's purchase of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company, the company agreed to indemnify Merck for certain liabilities that may arise from events that occurred during Merck's tenure as general partner. As this contingency is resolved and if additional consideration is paid, the amount of such payments will be recorded as additional cost of the acquired business and will increase the amount of goodwill recorded for this acquisition. Amounts paid in 1998 under the indemnity were not material.

In addition, the company has historically guaranteed certain obligations and liabilities of Conoco Inc., its subsidiaries and affiliates. The company has guaranteed $808, plus interest, of the financial obligations of Conoco as well as certain non-financial performance obligations. Conoco has indemnified the company for any liabilities the company may incur pursuant to these guarantees. The Restructuring, Transfer and Separation Agreement between DuPont and Conoco requires Conoco to use its best efforts to have Conoco, or any of its subsidiaries, substitute for DuPont as guarantor.


                                    DuPont                                   63

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



27.  Geographic Information

---------------------------------------------------------------------------------------------------
                                         1998                  1997                  1996
                               --------------------------------------------------------------------
                                    Net        Net        Net       Net         Net        Net
                                   Sales*   Property     Sales*   Property     Sales*   Property
                               --------------------------------------------------------------------
North America
  United States                   $13,075    $ 8,454    $12,802    $ 7,469    $12,472    $ 6,690
  Canada                              881        459        867        559        808        526
  Mexico                              421        117        402        118        343        103
  Other                                93        135         65         74         66         74
                               --------------------------------------------------------------------
          Total                    14,470      9,165     14,136      8,220     13,689      7,393

Europe, Middle East and Africa
  Germany                           1,450        388      1,300        384      1,214        517
  United Kingdom                      988      1,078        925        759        968        467
  France                              904        181        863        174        962        167
  Italy                               902          5        818          5        832          6
  Other                             2,108      1,188      2,029      1,102      2,091      1,023
                               --------------------------------------------------------------------
          Total                     6,352      2,840      5,935      2,424      6,067      2,180

Asia Pacific
  Japan                               820        159        914         77      1,020        101
  Taiwan                              591        707        396        688        356        219
  China                               398        208        373        205        348        161
  Singapore                            86        635         85        584         63        561
  Other                               947        244      1,157        212      1,138        190
                               --------------------------------------------------------------------
          Total                     2,842      1,953      2,925      1,766      2,925      1,232

South America
  Brazil                              659         83        642        106        560        101
  Other                               444         90        451         85        403         53
                               --------------------------------------------------------------------
          Total                     1,103        173      1,093        191        963        154
                               --------------------------------------------------------------------
Total                             $24,767    $14,131    $24,089    $12,601    $23,644    $10,959
===================================================================================================

*Sales are attributed to countries based on location of customer.


28.  Industry Segment Information

Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," was adopted by the company beginning with this Annual Report. This standard requires disclosure of segment information on the same basis used internally for evaluating segment performance and deciding how to allocate resources to segments. The company's strategic business units (operating segments) are organized by product line. For purposes of SFAS No. 131, these have been aggregated into eight reportable segments including Agriculture & Nutrition, Nylon Enterprise, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Polyester Enterprise, Specialty Fibers and Specialty Polymers. The company's ongoing photomasks, safety resources, and global services businesses, and the divested businesses of printing and publishing, medical products and coal are included in Other. Major products by segment include: Agriculture & Nutrition (herbicides, fungicides, insecticides, soy protein and value-enhanced grains); Nylon Enterprise (flooring systems, textiles, industrial fibers and intermediates); Performance Coatings & Polymers (automotive finishes, engineering polymers and elastomers); Pharmaceuticals (prescription pharmaceuticals and radiopharmaceuticals); Pigments & Chemicals (white pigment and mineral products, specialty chemicals and fluorochemicals); Polyester Enterprise (Dacron(R) polyester, high-performance films and resins and intermediates); Specialty Fibers (Lycra(R) brand elastane, nonwovens and aramids); and Specialty Polymers (photopolymers and electronic materials, packaging and industrial polymers, Corian(R) surfaces and fluoropolymers). The company operates globally in substantially all of its product lines. The company's sales are not materially dependent on a single customer or small group of customers. The Performance



64                                  DuPont

                         Notes to Financial Statements

                    (Dollars in millions, except per share)




Coatings & Polymers and Nylon Enterprise segments have several large customers in their respective industries that are important to these segments' operating results.

In general, the accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Exceptions are noted as follows and are shown in the reconciliations below. Sales include pro rata equity affiliate sales and intersegment transfers. After-tax operating income does not include corporate expenses, interest and exchange gains (losses).

Segment net assets measures net working capital, net permanent investment and other noncurrent operating assets and liabilities of the segment. Affiliate net assets (pro rata share) excludes borrowings and other long-term liabilities. Depreciation and amortization includes depreciation on research and development facilities and amortization of intangible assets, excluding write-down of assets discussed in Note 6. Expenditures for long-lived assets excludes investments in affiliates and includes payments for long-lived assets as part of business acquisitions. See Note 23 for discussion of strategic acquisitions in the segments.

---------------------------------------------------------------------------------------------------------------
                                Agriculture                      Performance                         Pigments
                                     &              Nylon         Coatings &        Pharma-             &
                                 Nutrition        Enterprise       Polymers        ceuticals        Chemicals
                             ----------------------------------------------------------------------------------
1998
Total Segment Sales               $  3,156         $  4,594        $  4,607        $  1,109         $  3,659
Intersegment Transfers                  --               39              42              --              228

After-Tax Operating Income 2           257              244             508            (668)             577
Depreciation and Amortization          133              236             149              60              232
Equity in Earnings of Affiliates        10               35              16              77               (3)
Provision for Income Taxes              25              140             264            (317)             303

Segment Net Assets                   4,069            3,082           2,214           1,843            1,734
Affiliate Net Assets                 1,169              551             281              23               62
Expenditures for Long-Lived Assets     214              493             229             655              189
===============================================================================================================
1997
Total Segment Sales               $  2,513         $  4,582        $  4,676        $    753         $  3,812
Intersegment Transfers                  --               26              51              --              228

After-Tax Operating Income 3        (1,017)             372             519             234              513
Depreciation and Amortization           73              231             157              --              241
Equity in Earnings of Affiliates      (913)              42              67             232               --
Provision for Income Taxes             (16)             177             274             142              238

Segment Net Assets                   3,231            2,928           2,043             404            1,885
Affiliate Net Assets                   882              507             262             437               68
Expenditures for Long-Lived Assets     499              490             258              --              203
===============================================================================================================
1996
Total Segment Sales               $  2,443         $  4,186        $  4,573        $    721         $  3,734
Intersegment Transfers                  --               29              47              --              230

After-Tax Operating Income 4           351              334             502             305              493
Depreciation and Amortization           70              244             198              --              253
Equity in Earnings of Affiliates         6               26              51             302               --
Provision for Income Taxes              56              172             282             186              231

Segment Net Assets                   1,405            2,325           1,879             439            1,929
Affiliate Net Assets                    28              283             220             479               70
Expenditures for Long-Lived Assets      88              300             219              --              196
===============================================================================================================

---------------------------------------------------------------------------------------------------------------
                                  Polyester        Specialty       Specialty
                                 Enterprise         Fibers         Polymers          Other           Total 1
                             ----------------------------------------------------------------------------------
1998
Total Segment Sales               $  2,797         $  3,296        $  4,093        $    445         $ 27,756
Intersegment Transfers                 175               86             155               4              729

After-Tax Operating Income 2          (228)             659             598             183            2,130
Depreciation and Amortization          419              230             169              64            1,692
Equity in Earnings of Affiliates        (1)              25              12              81              252
Provision for Income Taxes            (100)             331             318              89            1,053

Segment Net Assets                   3,142            2,574           2,183             260           21,101
Affiliate Net Assets                   174              134             237              --            2,631
Expenditures for Long-Lived Assets     706              361             267             134            3,248
===============================================================================================================
1997
Total Segment Sales               $  2,215         $  3,320        $  4,094        $  1,022         $ 26,987
Intersegment Transfers                 169               70             192              18              754

After-Tax Operating Income 3           124              708             577            (225)           1,805
Depreciation and Amortization          126              240             178              64            1,310
Equity in Earnings of Affiliates         3               23              21              67             (458)
Provision for Income Taxes              77              319             289            (178)           1,322

Segment Net Assets                   3,156            2,332           2,011             375           18,365
Affiliate Net Assets                   158              127             199             249            2,889
Expenditures for Long-Lived Assets   1,131              285             320             136            3,322
===============================================================================================================
1996
Total Segment Sales               $  2,337         $  3,095        $  3,835        $  1,542         $ 26,466
Intersegment Transfers                 275               32             129              76              818

After-Tax Operating Income 4           161              624             496             (24)           3,242
Depreciation and Amortization          147              247             179             101            1,439
Equity in Earnings of Affiliates        11               20              25              36              477
Provision for Income Taxes              76              287             250             (63)           1,477

Segment Net Assets                   1,212            2,232           1,865           1,123           14,409
Affiliate Net Assets                   144              116             185             436            1,961
Expenditures for Long-Lived Assets     167              326             247              67            1,610
===============================================================================================================

                                    DuPont                                   65

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


1 A reconciliation of the totals reported for the operating segments to the applicable line items on the consolidated financial statements is as follows:

Segment Sales to Total Sales
--------------------------------------------------------------------------------
                                    1998           1997           1996
                               -------------------------------------------------
Total Segment Sales              $ 27,756       $ 26,987       $ 26,466
Elimination of Intersegment
  Transactions                       (729)          (754)          (818)
Elimination of Equity
  Affiliate Sales                  (2,260)        (2,204)        (2,045)
Miscellaneous                          --             60             41
                               -------------------------------------------------
    Total Sales                  $ 24,767       $ 24,089       $ 23,644
================================================================================

After-Tax Operating Income to Income from Continuing Operations
--------------------------------------------------------------------------------
                                    1998           1997           1996
                               -------------------------------------------------
Total Segment ATOI               $  2,130       $  1,805       $  3,242
Interest and Exchange
  Gains (Losses)                     (292)          (226)          (182)
Corporate Expenses                   (190)          (147)          (129)
                               -------------------------------------------------
  Income from Continuing
    Operations                   $  1,648       $  1,432       $  2,931
================================================================================

Segment Net Assets to Total Assets
--------------------------------------------------------------------------------
                                    1998           1997           1996
                               -------------------------------------------------
Total Segment Net Assets         $ 21,101       $ 18,365       $ 14,409
Corporate Assets                    4,768          5,296          5,990
Liabilities included
  in Net Assets                     4,250          4,630          4,092
Net Assets of
  Discontinued Operations           8,417          8,398          7,851
                               -------------------------------------------------
        Total Assets             $ 38,536       $ 36,689       $ 32,342
================================================================================

Other Items
--------------------------------------------------------------------------------
                                       Segment                    Consolidated
                                       Totals      Adjustments      Totals
                               -------------------------------------------------
1998
Depreciation and Amortization         $ 1,692       $  (240)       $ 1,452
Equity in Earnings of Affiliates          252            26            278
Provision for Income Taxes              1,053          (112)           941
Affiliate Net Assets                    2,631          (835)         1,796
Expenditures for Long-Lived
  Assets                                3,248           135          3,383
1997
Depreciation and Amortization         $ 1,310       $    51        $ 1,361
Equity in Earnings of Affiliates         (458)        1,101*           643
Provision for Income Taxes              1,322            32          1,354
Affiliate Net Assets                    2,889          (517)         2,372
Expenditures for Long-Lived
  Assets                                3,322           118          3,440
1996
Depreciation and Amortization         $ 1,439       $    87        $ 1,526
Equity in Earnings of Affiliates          477           217            694
Provision for Income Taxes              1,477           (61)         1,416
Affiliate Net Assets                    1,961          (389)         1,572
Expenditures for Long-Lived
  Assets                                1,610            63          1,673
================================================================================
* Includes a charge of $903 for Pioneer in-process research and development reported in Note 5.

2 Includes the following (charges) benefits:
--------------------------------------------------------------------------------
Agriculture & Nutrition a                                        $   (73)
Nylon Enterprise b                                                  (162)
Performance Coatings & Polymers b                                    (17)
Pharmaceuticals c                                                   (853)
Pigments & Chemicals b                                                (4)
Polyester Enterprise d                                              (221)
Specialty Fibers b                                                    (3)
Specialty Polymers b                                                 (10)
Other e                                                               78
                                                                  -------
                                                                 $(1,265)
================================================================================
a Includes a $60 charge to adjust the preliminary allocation of purchased in-process research and development for PTI and a $13 charge related to productivity improvement initiatives.

b    Includes charges associated with productivity improvement initiatives.

c Includes a $799 charge for purchased in-process research and development associated with the purchase of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company and a $54 impairment write-down to fair value of certain Pharmaceuticals assets.

d Includes a $123 charge for adjustments to the preliminary allocation of purchased in-process research and development for the purchase of the ICI polyester businesses and a $98 charge associated with productivity improvement initiatives.

e Includes a $121 gain on the sale of CONSOL Energy Inc. and a $43 charge related to productivity improvement initiatives.

3 Includes the following (charges) benefits:

--------------------------------------------------------------------------------
Agriculture & Nutrition a                                        $(1,465)
Pharmaceuticals b                                                     72
Polyester Enterprise c                                               (63)
Other d                                                             (220)
                                                                  -------
                                                                 $(1,676)
================================================================================
a Includes charges of $1,403 for acquired in-process research and development relating to the Pioneer transaction ($903) and PTI transaction ($500) and $62 associated with the Benlate(R) 50 DF fungicide recall.

b Includes a benefit of $72 from the gain on the sale by DuPont Merck of its generic and multisource product lines.

c Includes a charge of $63 for acquired in-process research and development relating to the ICI polyester resins and intermediates transaction.

d Includes a charge of $220 associated with the divestiture of certain printing and publishing businesses.

4 Includes the following (charges) benefits:
--------------------------------------------------------------------------------
Agriculture & Nutrition a                                            $(110)
Nylon Enterprise b                                                     (20)
Performance Coatings & Polymers c                                       55
Pigments & Chemicals b                                                 (14)
Polyester Enterprise b                                                 (16)
Other d                                                                 45
                                                                      -----
                                                                     $ (60)
================================================================================

a    Includes charge associated with the Benlate(R) 50 DF fungicide recall.

b Includes charges associated principally with employee separation costs in the United States.

c Includes benefit associated with formation of the DuPont Dow elastomers joint venture.

d Includes gains of $41 from the sale of certain medical products businesses and $33 related to sale of stock received in connection with the previously sold connector systems business, and a charge of $29, principally employee separation costs outside the United States, associated with the printing and publishing business.

See segment discussions on pages 16-23 for a description of each industry segment. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products.

29. Subsequent Event

In February 1999 the company acquired Herberts, the leading supplier of automotive coatings in Europe, from Hoechst for about $1,900. This business will become part of DuPont's Performance Coatings & Polymers segment. Herberts operates 37 manufacturing facilities worldwide and currently employs approximately 9,000 employees. For the year-ended December 31, 1998, Herberts had sales of approximately $1,900. The acquisition will be accounted for as a purchase in 1999.

                                    DuPont                                   67

                           Quarterly Financial Data

                    (Dollars in millions, except per share)


Quarter Ended                                           March 31         June 30      September 30     December 31
------------------------------------------------------------------------------------------------------------------------
1998
Sales                                                   $  6,194        $  6,432        $  6,042         $  6,099
Cost of Goods Sold and Other Expenses 1                    5,302           5,272           6,874            5,167
Income (Loss) from Continuing Operations                     637 2           794 3          (564) 4           781 5
Income from Discontinued Operations                          269             165             160            2,439
Net Income                                                   906             959            (404) 6         3,220
Basic Earnings Per Share of Common Stock 7
  Income (Loss) from Continuing Operations                   .56             .70            (.50)             .69
  Income from Discontinued Operations                        .24             .15             .14             2.17
  Net Income                                                 .80             .85            (.36) 6          2.86
Diluted Earnings Per Share of Common Stock 7
  Income (Loss) from Continuing Operations                   .55             .69            (.50)             .68
  Income from Discontinued Operations                        .24             .14             .14             2.14
  Net Income                                                 .79             .83            (.36) 6          2.82
Dividends Per Share of Common Stock                         .315             .35             .35              .35
Market Price of Common Stock 8
  High                                                        70 7/16         84 7/16         79 1/2           66 1/2
  Low                                                         52 5/8          67 1/8          52 1/4           51 11/16
==========================================================================================================================
1997
Sales                                                   $  5,851        $  6,541        $  5,794         $  5,903
Cost of Goods Sold and Other Expenses1                     4,854           5,260           6,038            5,724
Income (Loss) from Continuing Operations                     710             924            (273) 9            71 10
Income from Discontinued Operations                          310             216             256              191
Net Income                                                 1,020           1,140             (17)             262
Basic Earnings Per Share of Common Stock 7
  Income (Loss) from Continuing Operations                   .63             .82            (.24)             .06
  Income from Discontinued Operations                        .27             .19             .22              .17
  Net Income                                                 .90            1.01            (.02)             .23
Diluted Earnings Per Share of Common Stock 7
  Income (Loss) from Continuing Operations                   .62             .80            (.24)             .06
  Income from Discontinued Operations                        .27             .19             .22              .17
  Net Income                                                 .89             .99            (.02)             .23
Dividends Per Share of Common Stock                         .285            .315            .315             .315
Market Price of Common Stock 8
  High                                                        57 5/8          62 7/8          69 3/4           64 15/16
  Low                                                         46 3/8          49 3/4          60 11/16         50 3/16
==========================================================================================================================

1    Excludes interest expense and provision for income taxes.

2 Includes a net charge of $145 ($.13 per share-diluted) reflecting: a charge of $85 for the modernization program for global nylon operations; and a charge of $60 to revise a prior estimate for the 1997 write-off of acquired in-process research and development relating to the PTI transaction.

3 Includes a net charge of $45 ($.04 per share-diluted) reflecting a charge principally for the modernization program for global nylon operations.

4 Includes a net charge of $1,174 ($1.03 per share-diluted) reflecting: a charge of $954 associated with acquired in-process research and development relating to the DuPont Merck acquisition ($845) and a revision to the 1997 ICI polyester write-off ($109); a charge of $256 related to productivity improvement initiatives involving employee separation costs and asset write-downs; a benefit of $36 related to the sale of hydrogen peroxide assets.

5 Includes a net benefit of $99 ($.08 per share-diluted) reflecting: a gain of $121 on the sale of substantially all of the company's remaining interest in CONSOL Energy Inc.; a charge of $54 associated with the impairment write-down to fair value of certain pharmaceutical assets; and a net benefit of $32 to revise prior estimates for the write-off of acquired in-process research and development relating to the DuPont Merck acquisition ($46 benefit) and the ICI polyester purchase ($14 charge).

6    Before effect of extraordinary item.

7 Earnings per share for the year may not equal to the sum of quarterly earnings per share due to changes in average share calculations.

8    As reported on the New York Stock Exchange, Inc. Composite Transactions
     Tape.

9 Includes a net charge of $998 ($.87 per share - diluted) reflecting: a charge of $850 associated with acquired in-process research and development for the Pioneer transaction; a charge of $220 associated with the planned divestiture of certain printing and publishing businesses; and a gain of $72 from the sale by DuPont Merck of its generic and multisource product lines.

10 Includes a net charge of $678 ($.59 per share - diluted) reflecting: a charge of $616 associated with acquired in-process research and development relating to the PTI transaction ($500), the Pioneer transaction ($53), and the ICI polyester intermediates and resins transaction ($63); and a charge of $62 associated with the Benlate(R) 50 DF fungicide recall.

68                                   DuPont

                         Five-Year Financial Review 1

                    (Dollars in millions, except per share)



------------------------------------------------------------------------------------------------------------------------------------

                                                    1998            1997            1996             1995              1994
                                              --------------------------------------------------------------------------------------

Summary of Operations
Sales                                             $ 24,767        $ 24,089        $ 23,644         $ 24,500         $ 22,518
Income from Continuing Operations Before
  Income Taxes and Minority Interests             $  2,613        $  2,829        $  4,387         $  4,319         $  3,384
Provision for Income Taxes                        $    941        $  1,354        $  1,416         $  1,432         $  1,164
Income from Continuing Operations                 $  1,648        $  1,432        $  2,931         $  2,858         $  2,205
Income from Discontinued Operations               $  3,033        $    973        $    705         $    435         $    522
Net Income                                        $  4,681 2      $  2,405        $  3,636         $  3,293         $  2,727
                                              --------------------------------------------------------------------------------------

Basic Earnings Per Share of Common Stock
  Income from Continuing Operations               $   1.45        $   1.26        $   2.60         $   2.43         $   1.61
  Income from Discontinued Operations             $   2.69        $   0.86        $   0.63         $   0.38         $   0.39
  Net Income                                      $   4.14 2      $   2.12        $   3.23         $   2.81         $   2.00
Diluted Earnings Per Share of Common Stock
  Income from Continuing Operations               $   1.43        $   1.24        $   2.56         $   2.41         $   1.60
  Income from Discontinued Operations             $   2.65        $   0.84        $   0.62         $   0.36         $   0.38
  Net Income                                      $   4.08 2      $   2.08        $   3.18         $   2.77         $   1.98
                                              ======================================================================================

Financial Position at Year End
Working Capital                                   $ (2,374)       $ (2,110)       $     15         $ (2,116)        $  3,208
Total Assets                                      $ 38,536        $ 36,689        $ 32,342         $ 32,748         $ 32,577
Borrowings and Capital Lease Obligations:
  Short Term                                      $  6,629        $  6,152        $  3,907         $  6,152         $  1,286
  Long Term                                       $  4,495        $  5,897        $  5,052         $  5,646         $  6,338
Stockholders' Equity                              $ 13,954        $ 11,270        $ 10,593         $  8,323         $ 12,743
                                              ======================================================================================

General
For the Year:
  Capital Expenditures                            $  5,480 3      $  7,075 3      $  1,783         $  1,810         $  1,615
  Depreciation and Amortization                   $  1,452        $  1,361        $  1,526         $  1,643         $  1,748
  Research and Development Expense                $  1,308 4      $  1,072 4      $    990         $  1,031         $  1,004
    As Percent of Sales:                               5.3%            4.5%            4.2%             4.2%             4.5%
Average Number of Shares (millions)
  Basic                                              1,129           1,131           1,121            1,170            1,360
  Diluted                                            1,145           1,150           1,140            1,183            1,371
Dividends Per Common Share                        $  1.365        $   1.23        $  1.115         $  1.015         $   0.91
Common Stock Prices
  High                                            $     84 7/16   $     69 3/4    $     49 11/16   $     36 1/2     $     31 3/16
  Low                                             $     51 11/16  $     46 3/8    $     34 13/16   $     26 5/16    $     24 1/8
  Year-End Close                                  $     53 1/16   $     60 1/16   $     47 1/16    $     34 15/16   $     28 1/16
At Year End:
  Employees (thousands) 5                              101              98              97              105              107
  Common Stockholders of Record (thousands)            145             154             158              166              172
  Book Value Per Common Share                     $  12.18        $   9.77        $   9.19         $   7.28         $   9.18
====================================================================================================================================

1 See Management's Discussion and Analysis, Consolidated Financial Statements and Quarterly Financial Data for information relating to significant items affecting the results of operations and financial position.

2    Before extraordinary item (Note 8).

3    Includes strategic acquisitions as discussed in Note 23.

4    Excludes purchased in-process research and development.

5    Includes employees of discontinued operations.

                                    DuPont                                   69