Form 10-K405/A, Exhibit 13
period 1998-12-31
DUPONT E I DE NEMOURS & CO
filed 1999-07-07
CIK 30554

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

The fair values assigned to property, plant and equipment, completed technology, in-process research and development, and other identifiable intangibles were all based on in-depth analysis. The valuation of in-process research and development followed longstanding pharmaceutical industry practices used to value and manage in-process research and development. A simplified model of that valuation methodology is as follows:


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

The fair values assigned to property, plant and equipment, completed technology, in-process research and development and other identifiable intangibles were all based on in-depth analysis. This valuation of in-process research and development used essentially the same procedures as described above for the valuation of in-process research and development associated with the pharmaceutical business acquisition. Significant assumptions in developing Cash Flows from Successful Completion include estimates of market size, date of completion, life cycle pattern, product pricing and operating margins.

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

The fair value of Pioneer's completed technology, in-process research and development, and other identifiable intangibles were based on in-depth analysis using methods that were generally consistent with those described above. Future cash flows for in-process research and development projects were discounted to present value using discount rates ranging from 13.5 percent to 16 percent. These rates are higher than the estimated weighted average cost of capital for Pioneer and are intended to compensate for the risks of projection and market uncertainty. Significant assumptions include estimates of market size, market share, product pricing and product life cycle.

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

In 1998, charges of $60 and $103 were recorded to revise the preliminary allocation for Protein Technologies International, and the ICI polyester resins and intermediates businesses, respectively, upon revision of preliminary purchase price allocations for these acquisitions. In addition, a charge of $50 was recorded in conjunction with the 1998 acquisition of the ICI polyester films business based on preliminary allocations of the purchase price for this acquisition and a charge of $1,230 was recorded in conjunction with the 1998 purchase of Merck & Co.'s interest in The DuPont Merck Pharmaceutical Company, based on preliminary allocations of purchase price. See Note 23.

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

In the fourth quarter of 1998, the company also recorded a charge of $56 relating to the impairment of certain intangible assets held for use by the Pharmaceuticals segment when it was determined that future undiscounted cash flows associated with these assets were insufficient to recover their carrying value. The impaired assets principally represent the company's historical ownership interest in product rights and license agreements contributed in 1991 by Merck & Co. Inc. to The DuPont Merck Pharmaceutical Company. The assets were written down to fair value, which was determined on the basis of discounted cash flows.

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


23.  Investment Activities

The company purchased Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company on July 1, 1998, for a cash payment of $2,586. As part of the purchase, the company agreed to indemnify Merck for certain liabilities that may arise from events that occurred during Merck's tenure as a general partner (see Note 26). In addition, related costs of $8 were incurred. The company now operates as DuPont Pharmaceuticals. For accounting purposes, the acquisition has been treated as a purchase. The preliminary allocation of purchase price is as follows: cash $69; other current assets $203; noncurrent assets $1,361; in-process research and development $1,230; and liabilities $269. Noncurrent assets includes $73 of goodwill, which is being amortized over 20 years. Excluding the effect of the $1,230 charge for purchased in-process research and development on 1997's unaudited pro forma results, the unaudited pro forma effect on net income and earnings per share for 1998 and 1997 is not material.

The company purchased ICI's global polyester films business on January 31, 1998, for a cash payment of $647; in addition, related costs of $5 were incurred and liabilities of $110 were assumed, including $54 in employee separation costs and $6 in other costs pursuant to an exit plan the company began to formulate as of the acquisition date. For accounting purposes, the acquisition has been treated as a purchase. The preliminary allocation of purchase price is as follows: current assets $62; noncurrent assets $650; and in-process research and development $50. Noncurrent assets includes $76 of goodwill, which is being amortized over 20 years.

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