Form 10-K, Exhibit 13
period 1999-12-31
DUPONT E I DE NEMOURS & CO
filed 2000-03-17
CIK 30554

                                                                      Exhibit 13

2



                                   [PICTURE]


--------------------
TO OUR SHAREHOLDERS:
--------------------


In 1999 we renewed our corporate direction with a view appropriate to the dawn of a new century. This revitalized vision focuses us on the leadership role that DuPont, as a global science company, can play in the decades ahead in making the world a better place to live. Our far-reaching strategy is consistent with our long and successful heritage. And it connects us to the boundless opportunities available to a company dedicated to finding solutions to human needs through the miracles of science. This is a different, better company with increased capability and commitment to deliver value to our shareholders.

Conoco split off -- The Conoco split off marked the final chapter in our historic relationship with Conoco. We freed up $21 billion in value for redeployment in businesses that are strategically aligned with our future as a global science company. Shareholders benefited from the tax-free transaction and had the opportunity to exchange their DuPont shares for Conoco shares at a discount.

Pioneer acquisition -- Meanwhile a new chapter opened in DuPont's history with a stock and cash merger that resulted in DuPont's complete ownership of Pioneer Hi-Bred International, a science and technology leader and the world's premier producer of seeds. This was a major step in our overall strategy to more fully integrate biology into our science and technology base. As a result, we will be able to develop new generations of products for food and feed crops, food ingredients, industrial applications and nutrition science.

External recognition -- In 1999 DuPont moved from number 35 to number 13 in the Financial Times/PricewaterhouseCoopers survey of the world's most respected companies. Our corporate reputation is a critical asset both in the conduct of our business and in our ability to attract top talent. In the 2000 Fortune magazine "most admired" survey, we ranked number 2 among all companies in terms of social responsibility.

Financial performance -- Although we provided a 27 percent total shareholder return in 1999, diluted earnings on a continuing operations basis before nonrecurring items were $2.58 per share, up only 1 percent from the $2.55 earned in 1998. This is our fourth consecutive year of essentially no growth in earnings per share (EPS), excluding nonrecurring items. I personally do not consider this lack of growth acceptable. So 2000 and 2001 will be our proof. We must -- and we intend to -- return to double-digit growth in EPS.

New board members -- We added six new board members in the last two years. Four are chief executive officers of global companies. Our board is diverse, global and shareholder-driven.

     A"snapshot" of DuPont in 2000 reveals a global science company that knows how to link the modern biology of the new century to the chemistry and physics that led to our great discoveries of the century just ended. In business terms, we are focused on those segments of the market that value high performance products. Typically our businesses are number one or a strong number two globally based upon technological advantages. We combine our scientific strength and competitive advantage with an unshakable commitment to productivity and a unique ability, among our competitors, to establish consumer-recognized brands.

     Our objective for the future is what we call "sustainable growth" -- increasing shareholder value and societal value while we reduce our environmental footprint. To grow sustainably we need to accelerate the number of new, differentiated, high value offerings we bring to market.

We have a three-part strategy: We will deliver new products through the power of our integrated science. We will vigorously pursue knowledge intensity in all our businesses. And we will significantly increase our productivity. Overall we have good reason for confidence.

The power of integrated science

The first -- and in many ways the strongest and most proven -- driver in our sustainable growth effort is integrated science. The modern DuPont company was built on science. Historically, we have created value by integrating multiple scientific disciplines to develop unique technology platforms. From those technology platforms we create products tailored to diverse end-user needs. We move our offerings to global markets through some 80 customer-focused businesses.

     We are now retooling our traditional growth engine by adding modern biology to great chemistry, creating a truly integrated science-based company. We believe strongly that the addition of modern biology -- usually referred to as biotechnology -- to our existing strength in chemistry creates step-change potential for our company.

     At the same time, we are well aware that some aspects of modern biology are controversial. We have taken a very public and global leadership role in promoting discussion and debate about the future of biotechnology, including genetically enhanced agricultural products.

     The current public debate over biotechnology remains too narrowly focused on the genetic enhancement of food and is primarily about risk. We believe that this debate needs to be expanded to include the broader potential uses of biotechnology, and to include a full discussion of benefits as well as risks. We also believe that the concerns of the public must be addressed openly. DuPont supports whatever steps may be necessary to ensure that biotechnology, in all areas, is developed and used safely.

     The potential applications of modern biology are too diverse for even a company with DuPont's resources to do justice to the full spectrum. We have chosen select areas where our traditional science, new biological tools, and our strong market presence combine to give us unparalleled competitive advantage: food, feed, agriculture, health care, wellness, materials, sensors and electronics.

     In food, DuPont has the leading technology position in output traits -- the characteristics that the ultimate customer values. The U.S. Food and Drug Administration approved health claims for soy protein in 1999. By working to improve soy's taste and digestibility, we believe that our biotechnology will enable soy's benefits to be enjoyed by many consumers. We have formed an



                                   [PICTURE]

4

                                   [PICTURE]



                                   [PICTURE]


alliance with General Mills Inc. to develop and market soy foods. Pioneer Hi-Bred International also brings us more than 1,000 scientists who through a worldwide network are turning modern biology into practical products.

     In bio-based materials we expect to demonstrate fully our first bio-based polymer -- 3GT -- in first quarter 2001 and be commercially operating with unit costs lower than petrochemical-based sources in three years. From this polymer, we can make a new fiber with unique properties which is derived from renewable resources and is fully recyclable. We are also beginning to explore biotechnology for sensors, analytical devices and ultimately electronics. We started a five-year collaboration with the Massachusetts Institute of Technology to fully develop biotechnology for a multitude of uses outside of traditional agriculture.

     DuPont Pharmaceuticals is also in a very solid position, owing to the blockbuster anti-hypertensive drug Cozaar(R) (losartan potassium tablets) and the anti-HIV drug Sustiva(TM) (efavirenz). In 1999 we enhanced our pharmaceutical R&D position with the CombiChem Inc. acquisition. CombiChem's computational chemistry can also be leveraged within DuPont beyond pharmaceuticals. Our pharmaceutical research is focused on HIV infection, cardiovascular disease, central nervous system disorders, cancer and inflammatory diseases.

     While much of our science-based growth is focused on biotechnology businesses, polymer technology still has tremendous potential. We look at each new innovation broadly to identify how to create the most shareholder value.

     We have important new technology coming along in DuPont Lycra(R) and DuPont Corian(R), as well as Nonwovens. We also have some exciting new, polymer-based developments in what we now call DuPont iTechnologies, a growing and profitable business in advanced materials and systems solutions for information industries. Our focus includes lighter, more effective displays and power supplies which will be essential to future generations of personal information and communications devices.


Generating value through knowledge intensity
--------------------------------------------

The second approach in our sustainable growth strategy is knowledge intensity. This is a term we created to describe how we generate value from our intellectual capital. We are putting our operating know-how and market knowledge to work in novel ways. To expedite the process, we have established a "Knowledge Intensity University" to train business teams to recognize and develop opportunities to use market information creatively.

     We are applying knowledge intensity to our traditional businesses, as well as using our scientific strengths to build new businesses along new economic models. But the biggest near-term payoff from our knowledge intensity thrust is going to be in e-commerce, a major tool to realize value from our market knowledge. DuPont is rapidly building a set of strategic alliances with leading companies, such as yet2.com (intellectual property) and CheMatch.com (commodity chemicals). We have six such ventures in operation or development, and five more are in the concept stage. Our recently announced alliance with the Internet Capital Group should allow us to "step change" our implementation and leadership in business to business e-commerce, creating new wealth from our industry sector expertise.

Step change approach to productivity

The third driver of sustainable growth is a renewed assault on productivity. In 1999 our productivity thrust included business restructurings in Polyester, Crop Protection and Nylon; and major cost reductions associated with integrating the Herberts operations. We will have the full-year benefit of these actions in 2000.

     However, our main vehicle for productivity gains, on an ongoing basis, is Six Sigma. We deployed Six Sigma process improvement ahead of schedule. By year-end 1999, we had trained more "Black Belt" team leaders than planned (800 versus 600). We also achieved greater productivity per "Black Belt" in the number of projects initiated, the pretax earnings improvement, avoided capital investment and improved cash flow.

     There is great enthusiasm in our businesses for Six Sigma. We currently have over 1,100 projects in progress or completed. Six Sigma is about more than cost saving. It creates additional production capacity from installed assets and the opportunity for more revenue. We will be shifting the focus of our projects during 2000 so that 20 percent are directly focused on revenue by the fourth quarter, up from 5 percent in 1999. The economic value creation from Six Sigma is huge, and we will validate and report our progress.

DuPont people help make the miracles happen
-------------------------------------------

Integrated science, knowledge intensity, and productivity are the three broad efforts that are driving sustainable growth at DuPont. I'm absolutely convinced they are the right three. Of course, to succeed in each of these areas our people have to be fully engaged, and I'm confident that they are. In my visits to sites throughout the company and around the world I am always impressed by the enthusiasm and creativity I see applied to jobs and projects both large and small. The conscientious effort, the pride in accomplishment and the customer focus so evident on the part of DuPont employees assures me that we can achieve the goals we've set for the company.

     On the pages that follow this letter you will learn about some of our most exciting science developments from the teams who are pursuing them. You'll also get a more in-depth look at our knowledge intensity and Six Sigma efforts.

     As we begin 2000, we see the global economy in its best position for DuPont in four years. Our Asia business has recovered to record levels of sales and earnings. In contrast to 1999, which we entered in an environment of decelerating volume growth, 2000 promises to be a year of relatively strong growth in demand overall. Most importantly, we have a DuPont team that is determined to win in a highly competitive marketplace. We understand that this requires an environment that energizes our employees, as well as the ability to help our customers succeed in their businesses.

     I believe we are a different and better company now at the beginning of a new century than we were only a few years ago. We extracted the value in our energy segment and redeployed it to new and exciting areas of business to better serve our customers. Our 200th anniversary is two short years from now, and our company is ready to seize the opportunities that we are certain lie ahead.


                    /s/ Chad Holliday

                    Chad Holliday, Chairman and CEO        March 1, 2000


                                   [PICTURE]

14

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

     This review and discussion of financial performance should be read in conjunction with the letter to stockholders (pages 2-5) and consolidated financial statements (pages 43-71).



Analysis of Continuing Operations


SALES

Sales in 1999 reached a record $26.9 billion, 9 percent above 1998, principally reflecting a $2.2 billion increase derived from business acquisitions. Excluding portfolio additions, worldwide sales were flat, as 3 percent higher volume was offset by 3 percent lower selling prices. The decline in the worldwide average selling prices reflects the continuation of a downward trend started in 1995. The Polyester Enterprise, Nylon Enterprise and Specialty Polymers segments had the most significant downward impact on the price average. The net effect on prices from currency fluctuations during the year was negligible. Sales in the United States increased 5 percent, as 7 percent volume growth, including 6 percent from acquisitions, was offset by 2 percent lower prices. Excluding acquisitions, U.S. volumes grew significantly in the Performance Coatings & Polymers, Pharmaceuticals, and Specialty Fibers segments, while the Agriculture & Nutrition and Polyester Enterprise segments had lower volumes. European sales increased 13 percent reflecting the Herberts acquisition. Excluding the benefit of Herberts, sales in the European region declined 5 percent, reflecting flat volume and 5 percent lower prices, the latter due to currency effect. Sales in the Asia Pacific region grew 22 percent due to volume growth. Prices were flat as 5 percent lower local prices were offset by a 5 percent currency benefit.

Sales in 1998 were a record $24.8 billion, up 3 percent from 1997. Sales from acquisitions added $2.1 billion during the year. Excluding the effect of acquisitions and divestitures, sales decreased 4 percent. This reflects 2 percent lower worldwide sales volume and 2 percent lower selling prices. Excluding currency fluctuation effects, prices would have been about flat. U.S. sales were adversely affected by 3 percent lower sales volumes, principally reflecting lower volumes in the Agriculture & Nutrition and Polyester Enterprise segments. The latter was adversely affected by general market weakness and increased competition from Asian suppliers. U.S. prices averaged 1 percent lower for the year reflecting pricing softness in polyester, crop protection products and commodity chemicals. Sales outside the United States were reduced 5 percent by the currency effect of the stronger U.S. dollar. Also reducing sales were economic weakness in Asia and South America, and slower growth in Europe. Volumes were 7 percent lower in Asia, with Europe up only 2 percent. Prices outside the United States, including currency fluctuation effects, were 2 percent lower. This principally reflects lower prices for polyester films and fibers, partly offset by higher titanium dioxide prices.


EARNINGS

Net income for the year 1999 was $7,690 million compared with $4,480 million in 1998. The increase in net income principally reflects a $7,471 million after-tax gain on disposal of discontinued business (Conoco, the company's former energy subsidiary) versus a similar gain of $2,439 million in 1998. Partly offsetting this increase was a reduction in income from continuing operations and the absence of 1998 income from operations of discontinued business. Earnings per share on a fully diluted basis were $6.99 versus $3.90 in 1998.

Income from continuing operations before extraordinary item was $219 million or $.19 per diluted share in 1999, compared with $1,648 million or $1.43 per diluted share in the prior year. These amounts include nonrecurring items which were significant in both years. For 1999, nonrecurring items resulted in a net charge of $2,624 million, or $2.39 per share. The most significant of these were: 1)$2,186 million charge to write off in-process research and development in connection with the acquisition of the remaining 80 percent interest in Pioneer; 2) charges of $484 million for impairment write-downs and restructuring activities in the Nylon Enterprise, Agriculture & Nutrition, and Polyester Enterprise segments; and 3) a gain of $208 million recognized from the exchange of the company's investment in WebMD for Healtheon/WebMD. For 1998, nonrecurring charges applicable to continuing operations totaled $1,265 million.

Diluted earnings per share from continuing operations excluding nonrecurring items in 1999 were $2.58 versus $2.55 in 1998. 1999 income from continuing operations excluding nonrecurring items was $2,843 million versus $2,913 million in 1998, down 2 percent. Earnings per share increased despite lower income because of reduced average common shares outstanding in 1999 versus 1998. The $70 million lower income excluding nonrecurring items reflects 2 percent higher after-tax operating income (ATOI) more than offset by higher exchange losses and corporate expenses. The increased ATOI is due to higher sales volume, reduced variable cost per unit, and a lower effective income tax rate, partly offset by lower selling prices and slightly higher fixed costs. The combined impact of business portfolio changes including the addition of Herberts as well as the increased ownership interest in DuPont Pharmaceuticals and Pioneer Hi-Bred International Inc., was to reduce full-year ATOI by about 1 percent. Full-year results were reduced by inclusion of Pioneer's seasonal operating losses in the fourth quarter on a full ownership basis and amortization of acquired intangibles.

Income from continuing operations in 1998 was $1,648 million versus $1,432 million in 1997. Both years contain significant net

                                     DuPont

                     MANAGEMENT'S DISCUSSION AND ANALYSIS



nonrecurring charges - $1,265 million and $1,676 million in 1998 and 1997, respectively. Nonrecurring items for 1998 were principally the write-off of purchased in-process research and development and charges taken in connection with productivity initiatives partially offset by gains from asset sales. For 1997, nonrecurring items principally include the write-off of purchased in-process research and development. Excluding net nonrecurring items from both years, income from continuing operations was $2,913 million in 1998 versus a record $3,108 million in 1997, down 6 percent. The decline in income from continuing operations principally reflects 4 percent lower ATOI and higher interest expense. ATOI was lower due to higher income taxes. Pretax operating income from continuing operations was flat as higher sales were offset by higher fixed and variable costs. Excluding acquisitions, sales were 4 percent lower, fixed costs were 3 percent lower, variable costs declined 6 percent and variable cost per unit declined 4 percent reflecting lower raw material costs.

Diluted earnings per share from continuing operations before extraordinary item were $1.43 in 1998 versus $1.24 in the prior year. Excluding nonrecurring net charges of $1.12 per share and $1.46 in 1998 and 1997, respectively, 1998 diluted earnings per share were $2.55, down 6 percent from $2.70 per share in 1997.

Income tax expense and effective income tax rates are as follows:

                                                 1999    1998     1997

Income tax expense (dollars in millions)        $1,410  $ 941    $1,354

Effective income tax rate (EITR)                 83.4%  36.0%     47.9%
--------------------------------------------------------------------------------

The 1999 EITR of 83 percent is significantly higher than the 1998 EITR of 36 percent primarily due to the write-off of acquired in-process research and development for the Pioneer and Herberts transactions which reduced earnings but had no tax effect. Excluding nonrecurring items and related tax effects, the EITR in 1999 decreased to 32 percent from 34 percent in 1998 due to a lower effective rate on foreign earnings. The 1998 EITR of 36 percent is significantly lower than the 1997 EITR of 48 percent, yet higher than historic rates due to higher taxes on foreign earnings. The 1997 EITR reflected the write-offs of in-process research and development for the Pioneer and Protein Technologies International, Inc. transactions that reduced earnings but had no tax effect. Excluding nonrecurring items and related tax, the EITR in 1998 increased to 34 percent from 33 percent in 1997.

CORPORATE OUTLOOK

The company's prospects for resumption of overall stronger growth will continue to depend most importantly on the following factors among others: 1) continuing growth in global economies, particularly those in the North America, Europe and Asia Pacific regions; 2) improving market conditions including profitability in the U.S. agricultural industry, and the acceptance of new products arising from biotechnology research and development; and 3) increasing worldwide demand and stronger pricing for commodity chemicals and fibers. In addition to the foregoing factors, growth in earnings will benefit from controlling fixed costs, productivity improvements driven by Six Sigma, successful integration of acquired businesses, and continued launching and market acceptance of new products and services.

The growth of real gross domestic product (GDP) in the United States is expected to slow somewhat from its recent very strong rates while GDP growth is increasing in Europe, most of Asia, and South America. In the United States, the industrial production sector on which the company is most dependent has resumed more normal growth after the almost recession-like conditions in the latter part of 1998. Worldwide demand for the company's products increased 3 percent in 1999 and increased 11 percent in a very strong fourth quarter compared with the fourth quarter of 1998. This pace is expected to moderate, but in 2000 the company expects to benefit from sales volume exceeding that of 1999.

The company expects to return to double-digit growth in earnings before nonrecurring items in 2000, reflecting the volume growth described above and: 1) benefits from restructuring activities initiated during 1999 in the Agriculture & Nutrition, Nylon Enterprise, Performance Coatings & Polymers, and Polyester Enterprise segments which involve in excess of 2,500 employee terminations; 2) lower pension costs due to favorable asset returns, an increase in the long-term investment return assumption, and a higher discount rate; and 3) increased earnings from Cozaar(R) (losartan potassium tablets) and Sustiva(TM) (efavirenz) in the Pharmaceuticals segment. The foregoing will be partly offset by planned increases in research and development spending and increases in salary and wage cost structures. In addition, the company expects higher raw material costs, higher interest rates, and adverse currency effects from a stronger dollar.

Discontinued Operations

On September 28, 1998, the company announced that the Board of Directors had approved a plan to divest the company's 100 percent owned petroleum business (Conoco Inc.). On October 21, 1998, the company's interest in Conoco was reduced to 69.5 percent following an initial public offering of Conoco Class A common stock. On August 6, 1999, the company completed the planned

                                     DuPont

16                   MANAGEMENT'S DISCUSSION AND ANALYSIS


divestiture through a tax-free split off whereby the company exchanged its 436,543,573 shares of Conoco Class B common stock for 147,980,872 shares of DuPont common stock. The company also bought back 8 million shares for $646 million from non-U.S. persons who were not eligible to participate in the tender offer. The company's consolidated financial statements and notes report its former petroleum business as discontinued operations.

The 1999 gain on disposal of discontinued business reflects DuPont's share of Conoco's results of operations through August 6, 1999, and the $7,306 million gain recognized by the company from the completion of the split off. The gain from the split off results from the difference between the market value and the carrying value of the Conoco Class B common shares, less direct expenses. The 1998 gain on disposal of discontinued business reflects DuPont's share of Conoco's results of operations from October 1 to December 31, 1998, and the $2,586 million gain recognized by DuPont from the initial public offering of Conoco Class A common stock.

In connection with the separation from DuPont, Conoco and DuPont entered into a tax sharing agreement. Several matters under the tax sharing agreement are currently in dispute between Conoco and DuPont. Among other things, Conoco claims that DuPont owes Conoco in excess of $200 million pursuant to the tax sharing agreement. DuPont disputes that it owes this amount and believes that any settlement of the dispute will not be material to its financial position, liquidity or the gain on disposal of discontinued business.

Segment Reviews

--------------------------------------------------------------------------------
AGRICULTURE & NUTRITION
--------------------------------------------------------------------------------

Crop Protection
Nutrition & Health

                                    [GRAPH]

                                                          ATOI BEFORE
                                                          NONRECURRING
      SALES ($ in Billions)    ATOI ($ in Millions)       ITEMS ($ in Millions)
      ---------------------    ---------------------      ---------------------
1999                   2.6                      358                        255
      ---------------------    ---------------------      ---------------------
1998                   2.8                      249                        322
      ---------------------    ---------------------      ---------------------
1997                   2.5                      (98)                       464
      ---------------------    ---------------------      ---------------------
      See Industry Segment Information (Note 28 to Financial Statements).

The mission of the Agriculture & Nutrition businesses is to best satisfy the world's need for food, nutrition and novel materials by transforming the ways renewable resources are grown, processed and distributed.

Crop Protection (CP) includes global herbicide, fungicide and insecticide businesses. CP strategies are to develop and commercialize new products; continue to build and demonstrate the value of the broad and effective line of existing products; leverage enhanced grower relations generated by specialty grains; capitalize on cross-business unit growth opportunities; and capture value from growth in generics. CP has restructured its operations to make them more competitive in a depressed global agricultural economy.

Efforts to build Identity Preservation (IP) systems continue to show strong growth. The CP team has worked with other business units and the grain and food industries to develop IP systems for soybean contracting that are setting global standards. This work has demonstrated that the agricultural industry can deliver large quantities of identity preserved crops to meet the specifications required by customers in Europe, Asia Pacific and Brazil.

A number of products were registered and launched in 1999 in countries throughout the world. Of note is Famoxate(R), a new active ingredient in fungicides now in use in 24 countries in Europe, Asia, Africa and South America. It is used primarily on grapes, potatoes, tomatoes and cucumbers.

CP signed a multi-year supply agreement that allows DuPont to purchase glyphosate herbicide from Monsanto Company. Glyphosate is the world's largest crop protection chemical and this agreement gives CP immediate access to a $3 billion global market. CP purchased the remaining shares of Agar Cross, a leading manufacturer of agricultural products in Argentina. Also, the intention to sell the Fortress(R) insecticide business was announced.

The Nutrition & Health (N&H) business includes Protein Technologies International Inc. (PTI), Optimum Quality Grains and Qualicon Inc.

PTI is a world leader in the research, manufacturing and marketing of soy protein and soy fiber ingredients. In November 1999 the U.S. Food and Drug Administration (FDA) authorized the use of a health claim on food labels concerning the association between soy protein and the reduced risk of coronary heart disease. The health claim has prompted intense activity among food companies interested in incorporating soy protein into their food offerings. PTI continues to fund studies on additional health benefits of soy with women's health being the primary area of research, including menopausal symptoms and bone health. In January 2000 PTI and General Mills Inc. announced plans to collaborate on developing and marketing new soy foods.

In 1999 Optimum established grain partner alliances with Archer Daniels Midland Co., ConAgra Inc. and Consolidated Grain & Barge Co. to market value-enhanced grain to international markets. The business was restructured to focus on animal feeds (pork, poultry and beef) and downstream consumer meat markets. Despite poor agricultural market conditions in 1999, Optimum(TM)

                                     DUPONT

                     MANAGEMENT'S DISCUSSION AND ANALYSIS



high oil corn remained the leading value-added grain on the market and the company expects it to be the platform for second generation products over the next five years. Optimum produced its first research quantities of high oleic high oil corn in 1999, a feed with the potential to produce healthier meats with improved taste and shelf life. Over 1 million pounds of low-saturated-fat soybean oil were shipped to the U.S. Department of Agriculture (USDA) School Lunch Program in 1999. Substituting this oil for conventional oils increases the number of school lunches meeting USDA saturated fat guidelines.

Qualicon develops and markets microbial testing products that use genetic information to address the safety and quality management needs of a wide variety of industries. Originally focused on food safety, Qualicon has extended the system's utility for other venues, including pharmaceuticals, hospital epidemiology, public health, veterinary health and universities. Qualicon products include the RiboPrinter(R) microbial characterization system - the only automated instrument for fingerprinting the DNA of bacteria - and the BAX(R) screening system. Qualicon has formed collaborative alliances with leaders in microbiology around the world, including the Institut Pasteur de Lille in France. Qualicon is working with the U.S. Centers for Disease Control and Prevention to integrate the RiboPrinter(R) system into the Center's Foodborne Pathogen Surveillance Network.

1999 versus 1998 Sales of $2.6 billion were 7 percent lower, reflecting flat prices and 7 percent lower sales volume. ATOI was $358 million compared with $249 million. ATOI before nonrecurring items was $255 million, down $67 million, or 21 percent, principally reflecting lower CP earnings.

1998 versus 1997 Sales of $2.8 billion were 12 percent higher reflecting additional sales from the acquisition of PTI partly offset by lower selling prices for CP. ATOI was $249 million compared with a loss of $98 million in 1997. ATOI before nonrecurring items was $322 million, down $142 million or 31 percent. The earnings decline reflects lower CP revenue and higher costs.

Outlook Farmers continue to focus on controlling costs and increasing productivity in the face of downward pressure on crop prices. As a result, the worldwide market for crop protectants remains very competitive and market share will continue to be critical to CP's performance. However, CP offers many high value-in-use herbicides, insecticides and fungicides some of which are protected from generic competition by patents. Patent protection for Ally(R) and Oust(R), sulfonylurea herbicides, will expire during the summer of 2000. CP's strategy to counter competitive pressures includes strong product and customer service programs designed to add value to product brands, DuPont's agreement with Monsanto for glyphosate and the introduction of new products. CP plans to introduce new chemistry in Milestone(TM) herbicide for use on sugar cane, citrus, grapes and non-crop vegetation in 2000. Steward(TM) insecticide and Avaunt(TM) insecticide for use on vegetables and fruit will also be launched, pending registration.

The company has been served with several hundred lawsuits in connection with the 1991 stop-sale and recall of Benlate(R) 50 DF fungicide; approximately 140 cases are pending. The majority of these lawsuits were disposed of by trial, settlement or dismissal. However, certain plaintiffs who previously settled with the company have filed cases alleging fraud and other misconduct relating to the litigation and settlement of Benlate(R) 50 DF claims. DuPont believes that Benlate(R) 50 DF fungicide did not cause the damages alleged in these cases and denies the allegations of fraud and misconduct. DuPont intends to defend itself in these cases. The ultimate liabilities from Benlate(R) 50 DF lawsuits may be significant to CP's results of operations in the period recognized, but management does not anticipate that they will have a material adverse effect on the company's consolidated financial position or liquidity.

PTI expects FDA approval of the health claim for soy protein to increase consumer demand for a large variety of foods containing the product. Qualicon expects the increasing globalization of the food supply, new pathogen testing regulations, the increasing number of antibiotic-resistant strains of bacteria and growing concerns about the risk of microbial contamination to increase demand for its systems. In January 2000 the business introduced a line of DNA-based tests to detect the presence of genetic modifications in foods.


--------------------------------------------------------------------------------
NYLON ENTERPRISE
--------------------------------------------------------------------------------

                                    [GRAPH]

                                                          ATOI BEFORE
                                                          NONRECURRING
      SALES ($ in Billions)    ATOI ($ in Millions)       ITEMS ($ in Millions)
      ---------------------    ---------------------      ---------------------
1999                   4.5                       63                        389
      ---------------------    ---------------------      ---------------------
1998                   4.6                      244                        406
      ---------------------    ---------------------      ---------------------
1997                   4.6                      372                        372
      ---------------------    ---------------------      ---------------------
      See Industry Segment information (Note 28 to Financial Statements).

DuPont Nylon is the global leader in nylon intermediates, polymers and fibers for major markets such as carpets and rugs, apparel, tire reinforcement and numerous other industrial applications. DuPont Nylon brands include Stainmaster(R) and Antron(R) for carpets, Tactel(R) and Supplex(R) for apparel, and Cordura(R) for hundreds of different products including packs and bags, boots and shoes, and apparel.

                                     DuPont

18

                     MANAGEMENT'S DISCUSSION AND ANALYSIS



The year was marked by continued facilities modernization, including apparel fiber operations at Chattanooga, Tennessee, and Monterrey, Mexico (Dupek S.A. de C.V. joint venture); fiber facilities at Gloucester, United Kingdom, and Oestringen, Germany; and nylon intermediates production works at Wilton, United Kingdom, including improvements to meet future environmental regulations. Fiber operations at Doncaster, United Kingdom, were shut down. Carpet fiber operations at Kingston, Ontario, were expanded. Progress continued toward elimination of the disposal of hazardous waste in deep wells at Victoria and Orange, Texas. Growth aspirations in the Asia Pacific region were reduced in 1999. The business withdrew from a joint venture to produce nylon salt and polymer in China and signed an agreement to sell the tire cord fabric manufacturing facility in India.

Nylon introduced Tactel(R) Ispira(TM), which offers all the performance benefits of nylon plus relaxed stretch. Fabrics made with Tactel(R) Ispira(TM) are strong, breathable, quick-drying and abrasion-resistant, plus subtle stretch gives garments improved fit and ease of movement. New Tactess(R) fiber enables mills to manufacture soft, thick, wool-like and durable carpets with superior stain and soil resistance.

1999 versus 1998 Sales of $4.5 billion were 2 percent lower, reflecting 3 percent lower prices, partly offset by 1 percent higher volume. ATOI was $63 million compared with $244 million. ATOI before nonrecurring items was $389 million versus $406 million, down 4 percent, reflecting lower revenue and higher raw material costs, partly offset by lower fixed costs.

1998 versus 1997 Sales of $4.6 billion were essentially unchanged, as slightly higher volumes offset modestly lower selling prices. Stronger flooring business sales offset lower sales of textile and industrial products. ATOI was $244 million compared with $372 million in 1997. ATOI before nonrecurring items was $406 million, up 9 percent reflecting lower costs and increased flooring business earnings.

Outlook Prospects for Nylon Enterprise earnings growth are most dependent on U.S. markets for nylon carpeting, European and U.S. markets for nylon intermediates, and U.S. markets for industrial nylon applications such as automobile air bags. Nylon carpet production is tied closely to the U.S. housing and commercial real estate markets. Both of these sectors were performing in 1999 above 10-year trends rates. It is expected that strong growth in these markets will be slowing during the year in response to higher interest rates. The outlook for demand for nylon intermediates remains very good in Europe where economic growth should surpass U.S. rates in 2000. Demand for industrial nylon should slow gradually during 2000 in response to gradually declining U.S. economic conditions. However, earnings are expected to grow modestly in 2000 as higher prices, fixed cost reductions through continued modernization, productivity gains, and restructuring in Asia more than offset the earnings impact of lower volume.


--------------------------------------------------------------------------------
PERFORMANCE COATINGS & POLYMERS
--------------------------------------------------------------------------------

Engineering Polymers
Performance Coatings
DuPont Dow Elastomers

                                    [GRAPH]

                                                          ATOI BEFORE
                                                          NONRECURRING
      SALES ($ in Billions)    ATOI ($ in Millions)       ITEMS ($ in Millions)
      ---------------------    ---------------------      ---------------------
1999                   6.1                      582                        645
      ---------------------    ---------------------      ---------------------
1998                   4.6                      508                        525
      ---------------------    ---------------------      ---------------------
1997                   4.6                      519                        519
      ---------------------    ---------------------      ---------------------
      See Industry Segment information (Note 28 to Financial Statements).

Engineering Polymers manufactures and markets a broad portfolio of engineering materials for automotive, electrical, electronic, consumer and industrial applications. The automotive and electrical/electronics industries are its largest markets. Serving customers throughout the world, the business supplies six families of engineering resins - Zytel(R) nylon, Delrin(R) acetal, Rynite(R) PET polyester, Crastin(R) PBT polyester, Hytrel(R) thermoplastic elastomer and Zenite(TM) liquid crystal polymer - plus Vespel(R) polyimide parts and shapes, Tribon composites and Tynex(R) filaments.

To meet market demand for automotive and electrical/electronics applications, new manufacturing facilities for Hytrel(R) and Crastin(R) were started up in Charleston, South Carolina. Outmoded facilities for these products were closed at the company's Chambers Works facility in New Jersey.

In February 1999 Performance Coatings acquired the Herberts coatings business from Hoechst AG for about $1.7 billion. The acquisition brought together Herberts' leading market position in Europe for automotive coatings and its strong position in industrial and powder coatings with DuPont's leading position in the Americas for automotive coatings. The integration of Herberts into DuPont and steps to eliminate redundancies in manufacturing and staff functions are proceeding well, resulting in earnings ahead of expectations.

Performance Coatings continues to strengthen its position in the digital ink market and explore new application opportunities.

                                     DuPont

                      MANAGEMENT'S DISCUSSION AND ANALYSIS




DuPont has proprietary technology for inkjet inks used in the computer printer industry.

DuPont Dow Elastomers, a 50/50 joint venture between DuPont and The Dow Chemical Company, is the leading global supplier of mid- and high-performance elastomers. In 1999 DuPont Dow successfully commercialized Nordel(R) IP, a new EPDM product line based on Dow INSITE(TM) process and catalyst technology. The business began a capital project at Dow's Baton Rouge, Louisiana, facility to expand capacity for Engage(R) polyolefin elastomers, DuPont Dow's fastest growing business.

1999 versus 1998 Sales of $6.1 billion were up 34 percent, reflecting a 30 percent increase attributable to the Herberts acquisition, 7 percent higher sales volume and 3 percent lower prices. ATOI was $582 million compared with $508 million. ATOI before nonrecurring items was $645 million versus $525 million, up $120 million or 23 percent. All businesses contributed to the earnings increase, with about half attributable to Performance Coatings, principally due to the Herberts acquisition.

1998 versus 1997 Sales of $4.6 billion were down 1 percent reflecting flat selling prices and 1 percent lower volume. ATOI was $508 million compared with $519 million in 1997. ATOI before nonrecurring items was $525 million, up 1 percent reflecting higher Engineering Polymers earnings offset principally by lower earnings from the DuPont Dow Elastomers joint venture.

Outlook The coatings industry is experiencing consolidation, globalization and restructuring at all levels of the supply chain as coatings producers narrow their market segment focus. Environmental pressure is creating growth opportunities for powder and waterborne technologies. Performance Coatings continues to focus on the development of environmentally friendly coatings that meet rising needs for application productivity. With the acquisition of Herberts, DuPont now has a leading position in powder coatings that offer near-zero emissions during application. With continued refinement of the technology - in combination with higher-performance industrial coatings - the business is well positioned to increase market share.


--------------------------------------------------------------------------------
PHARMACEUTICALS
--------------------------------------------------------------------------------

                                    [GRAPH]

                                                         ATOI BEFORE
                                                         NONRECURRING
      SALES ($ in Billions)      ATOI ($ in Millions)    ITEMS ($ in Millions)
      ---------------------      --------------------    ---------------------
1999                    1.6                       230                      263
      ---------------------      --------------------    ---------------------
1998                    1.2                     (668)                      185
      ---------------------      --------------------    ---------------------
1997                    0.8                       234                      162
      ---------------------      --------------------    ---------------------
      See Industry Segment Information (Note 28 to Financial Statements).


DuPont Pharmaceuticals focused in 1999 on three therapeutic areas: virology, cardiovascular/thrombosis and neurology, with a strong medical imaging business complementing the latter two. DuPont continued its strategy to expand the breadth and depth of its pharmaceuticals businesses by building an integrated system of highly focused marketing and research alliances.

Pharmaceuticals gained approval to market the anti-HIV drug Sustiva(R) (efavirenz) in Canada and Europe, significantly expanding the potential for this medicine. Sales of the high blood pressure treatments Cozaar(R) and Hyzaar(R) (losartan potassium tablets), owned and manufactured by Pharmaceuticals and marketed by Merck & Co. Inc., also benefited earnings.

Strong doctor and patient support was maintained for the anticoagulant Coumadin(R) (warfarin sodium tablets, USP) crystalline. A new drug application was filed with the U.S. FDA for a novel, low molecular-weight heparin (tinzaparin sodium) injection, which Pharmaceuticals plans to market under the name innohep(R). The proposed indications are for potential treatment of deep vein thrombosis (DVT), with or without pulmonary embolism, when used in conjunction with warfarin, and the prevention of DVT in patients undergoing hip or knee replacement surgery.

Pharmaceuticals supplemented its research and development activity in 1999 by acquiring CombiChem Inc. to help drive the discovery and development of new medicines through computational chemistry. In addition the worldwide intellectual property rights were obtained for the ultrasound contrast agent Definity(TM) and its back-up compounds from ImaRx Pharmaceutical Corporation. If approved for marketing, Definity(TM) could become the first ultrasound contrast agent for heart, liver and kidney imaging in the United States.

Pharmaceuticals faced increased generic competition in 1999 with the introduction of new versions of warfarin sodium tablets and a generic competitor for certain strengths of DuPont's anti-Parkinson's drug, Sinemet(R) CR. (Sinemet(R) CR is a registered trademark of Merck & Co. Inc.) DuPont Pharmaceuticals continues to meet competition by focusing on adding value to doctors and patients who rely on these medicines.

1999 versus 1998 Sales of $1.6 billion were up 41 percent, reflecting 8 percent higher sales volume, and a 33 percent increase in segment sales attributable to the mid-1998 acquisition of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company, resulting in 100 percent ownership by DuPont. ATOI was $230 million compared with a loss of $668 million. ATOI before nonrecurring items was $263 million versus

                                     DUPONT

20                    MANAGEMENT'S DISCUSSION AND ANALYSIS




$185 million, up $78 million or 42 percent, principally attributable to earnings improvements from Sustiva(TM) and Cozaar(R), as well as the full-year benefit of 100 percent ownership.

1998 versus 1997 Sales were $1.2 billion compared with $0.8 billion in 1997. The increase reflects the mid-year purchase of Merck's 50 percent interest in DuPont Merck. ATOI was a loss of $668 million compared with income of $234 million in 1997. ATOI before nonrecurring items was $185 million, up 14 percent reflecting increased sales of Coumadin(R), and the successful launch of Sustiva(TM).

Outlook Pharmaceuticals' product pipeline includes new anti-HIV compounds in pre-clinical and Phase I development, as well as two in Phase II development. Other compounds in Phase II development include:

 .    Lumaxis(TM) (roxifiban), an oral IIb/IIIa platelet receptor antagonist to be used in the inhibition of platelet activity in cardiovascular patients; and

 .    An elastase inhibitor to be used in the treatment of cystic fibrosis and rheumatoid arthritis

Pharmaceuticals' low molecular-weight heparin (tinzaparin sodium) and ultrasound contrast agent Definity(TM) are awaiting approval from the U.S. FDA. If successful, all current Phase II and III projects are expected to be completed in the period 2001 to 2005. The company also should benefit from increased earnings expected from the Cozaar(R) profit-sharing equalization with Merck and continued growth in Sustiva(TM).


--------------------------------------------------------------------------------
PIGMENTS & CHEMICALS
--------------------------------------------------------------------------------

White Pigment & Mineral Products
Chemical Solutions Enterprise
Fluorochemicals

                                    [GRAPH]

                                                         ATOI BEFORE
                                                         NONRECURRING
      SALES ($ in Billions)      ATOI ($ in Millions)    ITEMS ($ in Millions)
      ---------------------      --------------------    ---------------------
1999                    3.7                       626                      625
      ---------------------      --------------------    ---------------------
1998                    3.7                       577                      581
      ---------------------      --------------------    ---------------------
1997                    3.8                       513                      513
      ---------------------      --------------------    ---------------------

      See Industry Segment Information (Note 28 to Financial Statements).

DuPont White Pigment & Mineral Products is the world's largest manufacturer of titanium dioxide, serving customers globally in the coatings, plastic and paper industries. The company operates plants at DeLisle, Mississippi; New Johnsonville, Tennessee; Edgemoor, Delaware; Altamira, Mexico; and Kuan Yin, Taiwan, all of which utilize the chloride manufacturing process. DuPont Ti-Pure(R) titanium dioxide is available to customers in slurry and powder form in a variety of grades.

The Chemical Solutions Enterprise (CSE), formerly known as Specialty Chemicals, develops, produces and markets a diverse range of industrial and performance chemicals, selected services and technologies. Primary markets served are plastics, textiles, household and industrial cleaners, mining, petroleum refining and water treatment. Industrial chemicals produced are aniline, hydrogen cyanide, dimethylacetamide, o,m,p-phenylene diamines, sodium, lithium and sulfur products. Performance chemicals include Teflon(R) fabric protector, Krytox(R) lubricants, Tyzor(R) organic titanates, Vazo(R) free radical sources, Oxone(R) oxidizing agent and Fasloc(R) anchorage systems.

CSE enhanced its portfolio in 1999 with product introductions and capacity expansions. A promising new polymer -poly(trimethyleneterephthalate) (3GT) - and a key raw material for its production - 1,3-propanediol (3G) - were produced to support new market developments. A repellent finish for cotton fabric was commercialized with Ciba Specialty Chemicals, CSE's partner in textile repellent finishes. Particlear(R), a silica microgel system, was introduced for flocculating particles and clarifying industrial wastewater effluents. Capacity expansions were completed for Oxone(R) and intermediates for Teflon(R) fabric protectant and Stainmaster(R) carpets. CSE sold the Mypolex(R) industrial diamonds and organosilane product lines, which were not integral to growth.

DuPont is a leading global manufacturer of industrial and specialty fluorochemicals, including Suva(R) refrigerants, Formacel(R) foam expansion agents, Dymel(R) propellants, Vertrel(R) solvents, Zyron(R) electronic gases, and fire extinguishants. In 1999 capacity was increased significantly for Suva(R) HFC-134a at the Corpus Christi, Texas, plant to meet high and increasing demand. The business also completed the shutdown of its fluorochemical manufacturing and related fluorspar mine in Brazil. The facility was DuPont's last to manufacture CFCs for sale.

1999 versus 1998 Sales of $3.7 billion reflect flat prices and sales volume. Higher sales of titanium dioxide were offset by lower sales of specialty chemicals. ATOI was $626 million compared with $577 million. ATOI before nonrecurring items was $625 million versus $581 million, up $44 million or 8 percent, reflecting increased earnings from White Pigment and Fluorochemicals, partly offset by lower CSE earnings.

1998 versus 1997 Sales of $3.7 billion were down 4 percent reflecting 7 percent lower sales volume partly offset by 3 percent higher selling prices. Higher sales of titanium dioxide were more than offset by lower sales of specialty chemicals. ATOI was $577 million compared with $513 million in 1997. ATOI before

                                     DuPont

                      MANAGEMENT'S DISCUSSION AND ANALYSIS                   21




nonrecurring items was $581 million, up 13 percent as higher earnings from titanium dioxide more than offset lower specialty chemicals earnings. The latter reflects lower revenue due to pricing weakness in the industrial commodity chemicals markets.

Outlook White Pigment & Mineral Products expects the strong demand of 1999 to continue into 2000. The business is focused on enhancing customer offerings and renewing chloride technology. The recovery of Asian markets and strength in other regions are expected to improve CSE industrial chemicals results in 2000. New business and organizational models, plus a focus beyond traditional markets, are expected to promote growth. CSE remains alert for mergers and acquisition opportunities to continue profitable portfolio enhancement.

Continued strength in fluorochemicals markets is expected as global demand for CFC alternatives continues to grow. HFCs, which have replaced CFCs in many applications and which also can replace HCFCs as needed longer term, are expected to be the product of choice because of their cost, safety, efficacy, energy efficiency and total environmental benefit.

--------------------------------------------------------------------------------
P I O N E E R
--------------------------------------------------------------------------------

                                    [GRAPH]

                                                         ATOI BEFORE
                                                         NONRECURRING
      SALES ($ in Billions)      ATOI ($ in Millions)    ITEMS ($ in Millions)
      ---------------------      --------------------    ---------------------
1999                    0.4                   (2,309)                     (96)
      ---------------------      --------------------    ---------------------
1998                    0.4                        8                        8
      ---------------------      --------------------    ---------------------
1997                    0.0                     (919)                      16
      ---------------------      --------------------    ---------------------
      See Industry Segment Information (Note 28 to Financial Statements).

In September 1997 DuPont purchased a 20 percent interest in Pioneer Hi-Bred International, Inc. and on October 1, 1999, acquired the remaining 80 percent interest. Pioneer's principal products are hybrid seed corn, soybean seed and other plant lines for sale to customers who grow the product for sale or use. Hybrid corn and soybean products accounted for about 90 percent of worldwide sales and operating income over the last five years. More than 80 percent of the world's corn is fed to livestock. The business is focused substantially on developing superior corn hybrids for grain and silage to address the needs of the livestock market, although products for human and industrial use also are a significant focus of this business. These products are expected to maintain a dominant role in Pioneer's results of operations for the foreseeable future.

Many farmers around the world currently are experiencing severe cash flow problems because of low commodity prices. This trend is expected to continue through 2000. Emergency government programs in the United States have helped ease some of the cash flow problems for farmers, but most are adopting a conservative attitude toward spending. To help alleviate current farm cash flow pressures, Pioneer's offering includes a receivables program to provide harvest terms to farmers. The level of competition in the seed business continues to be intense because of consolidation throughout the industry and reduced acreage for corn, the key driver of seed company revenues. North America corn acreage in 1999 declined because farmers planted more acres of soybeans and other crops. U.S. corn acreage in 2000 is expected to be comparable to 1999.

The controversy over biotechnology crops has the potential to negatively affect sales of some of Pioneer's leading products, such as corn with resistance to European corn borer and herbicide resistant soybeans. While U.S. growers have enthusiastically adopted this technology, they remain concerned that their marketing opportunities could be limited by the possibility that Europe and other areas of the world may not accept biotechnology crops.

1999 versus 1998 Sales were $422 million compared with $365 million, reflecting the fourth quarter 1999 acquisition of the 80 percent of Pioneer not already owned. ATOI was a loss of $2.3 billion principally due to the write-off of acquired in-process research and development. ATOI before nonrecurring items was a loss of $96 million versus income of $8 million in 1998, reflecting seasonal operating losses in the fourth quarter on a full ownership basis and amortization of acquired intangibles. 1998 results included only the company's 20 percent ownership interest in Pioneer.

1998 versus 1997 Sales were $365 million compared with $12 million, reflecting the September 1997 acquisition of a 20 percent interest in Pioneer. ATOI was $8 million versus a loss of $919 million, the latter principally due to the 1997 write-off of acquired in-process research and development. ATOI before nonrecurring items was $8 million versus the seasonal operating loss of $16 million in 1997.

Outlook The goal of Pioneer research and development is to help customers produce higher yielding, more diverse crops with desirable agronomic characteristics that produce higher customer income. To raise crop yields, work continues to improve Pioneer's germplasm base. This work employs an inventory of varied plant inbreds and breeding populations and the technology to combine these products to continually create new product lines. Pioneer researchers also are working to protect those yields by developing

                                    DuPont

22                   MANAGEMENT'S DISCUSSION AND ANALYSIS

new technologies that can protect plants from yield-robbing diseases and insect pests, such as the European corn borer, while reducing the need for chemical pesticides.

To make customer crops more valuable, researchers are developing grains and oilseeds that have the potential to command a premium price. Some of the most promising are corn hybrids with improved energy and starch components that create value for livestock feeders and grain processors, along with oilseeds that produce healthier oils for consumers. Also showing promise are crops that can help the environment by reducing the amount of nitrogen and phosphorus in livestock waste.

The Pioneer investment in research and development will sustain the trend of releasing a significant number of new products, including an estimated 35 new corn hybrids for North America in 2000. It is anticipated that 30 percent of Pioneer(R) brand corn hybrid and soybean variety sales will be from products released in 1999 and 2000.

In accordance with purchase accounting rules, Pioneer's inventories acquired on October 1, 1999, were recorded at fair value. The increase in inventory values above Pioneer's pre-acquisition historical cost will, under the FIFO method, be recorded in cost of goods sold for the first inventory turn. The estimated impact of this nonrecurring charge on ATOI in 2000 is about $360 million.


--------------------------------------------------------------------------------
POLYESTER ENTERPRISE
--------------------------------------------------------------------------------

Dacron(R) Fibers
Films
Resins & Intermediates

                                    [GRAPH]

                                                         ATOI BEFORE
                                                         NONRECURRING
      SALES ($ in Billions)      ATOI ($ in Millions)    ITEMS ($ in Millions)
      ---------------------      --------------------    ---------------------
1999                    2.6                     (119)                     (39)
      ---------------------      --------------------    ---------------------
1998                    2.8                     (228)                      (7)
      ---------------------      --------------------    ---------------------
1997                    2.2                       124                      187
      ---------------------      --------------------    ---------------------
      See Industry Segment Information (Note 28 to Financial Statements).

The businesses of DuPont's Polyester Enterprise continue their transition to a new business model based on a network of global and regional joint ventures and a core of technology development and licensing, branding and other knowledge-intensive capabilities that remain within DuPont.

Three major joint ventures were formed: an Americas joint venture in staple fiber; a global joint venture in films; and a Greater Europe joint venture for fiber, resins and intermediates. Major restructuring within the businesses prior to these venture formations resulted in reduced fixed costs and manufacturing capacity.

Dacron(R) Fibers includes polyester fiberfill, specialty staple and filament fibers for such diverse global markets as apparel, home furnishings, sleepwear, outdoor products and transportation. Leading Dacron(R) polyester brands include CoolMax(R) performance fabrics, Comforel(R) sleep products, Thermolite(R) insulation fibers, Supriva(TM) fabric and Micromattique(TM) microfibers. An improved performance fabric, CoolMax(R) Alta, was successfully introduced in 1999.

The Dacron(R) Fibers business reflected a sales and earnings decline similar to the global textile industry which began as a result of excess supply and challenging economic conditions in Asia Pacific in 1998. Rapidly escalating prices in key ingredients added to the sales and earnings decline. U.S. retail demand remained strong, creating a positive impact on branded products as the market continued to express high interest in product freshness. However, imports of garments, fabrics and fiber had a significant negative impact on the core commodity business. Throughout 1999 Dacron(R) Fibers continued to focus on new product development and productivity enhancements, the restructuring of all business segments, and the curtailment of older, high cost production lines. The 50/50 DuPont-Akra polyester joint venture to produce and market polyester staple fiber began operation in April 1999.

DuPont Teijin Films was formed on December 31, 1999. This 50/50 joint venture between DuPont and Teijin Limited is the world's leading supplier of PET and PEN polyester films, specializing in films and related products for the specialty, industrial, packaging, electrical, electronics, advanced magnetic media and photo systems markets. With anticipated sales in excess of $1 billion and a production capacity of 300,000 metric tons, the company offers a portfolio of specialty and differentiated products in every major region of the world. Brand names include DuPont Teijin Films Mylar(R) and Melinex(R) polyester films, Teijin(R) Tetoron(R) PET polyester film, Teonex(R) and Kaladex(R) PEN films and Cronar(R) polyester photographic base film.

The global polyester films industry began showing signs of recovery at year-end after one of the longest down cycles in its history. During the same period, total market growth slowed as digital technology accelerated, causing decreased demand in former high-volume end-uses in video and traditional imaging applications. New uses in food packaging and specialty markets - such as smart cards and electronic displays - are growing and helping the industry to rebound. Throughout 1999 Films continued

                                     DuPont

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                     23


an aggressive productivity enhancement program, optimizing newer, faster manufacturing lines and shutting down older lines.

Resins & Intermediates includes the Melinar(R) family of polyester container resins, Crystar(R) specialty resins, Biomax(R) hydrobiodegradable resin, intermediates including PTA (purified terepthate acid), DMT (dimethyl terepthalide), and ethylene glycol. The business introduced Edge Packaging Technologies, a family of technologies designed to help brand marketers in brewing and other beverage industries use innovative packaging to create market growth and brand recognition.

In January 2000 DuPont and Fluor Daniel, a subsidiary of Fluor Corporation, formed an alliance to license, design and construct the world's first industrial plants for the production of polyester packaging resins based on DuPont's new "next generation" technology known as NG-3. Using the NG-3 technology, these new plants will meet growing world resin demand more efficiently by producing a higher-quality polyester container resin at significantly lower investment than is possible with current technology. These resins will be used in the manufacture of plastic containers for thousands of commercial products, including soft drinks, cosmetics, medicines and food. DuPont and Fluor will focus initially on licensing the new technology to markets in Asia where demand for packaging resin is increasing at the fastest rate.

A 50/50 joint venture with Haci Omer Sabanci Holding A.S. started operations January 1, 2000, in Greater Europe for polyester fiber, resins and intermediates. The new company, named DuPont Sabanci Polyester Europe (DuPont
SA), develops, manufactures and sells polyester filament, staple, resins, intermediates and related products for markets throughout the European region, the Middle East and Africa. It is the largest polyester company in the region, with 4,500 employees and anticipated revenues of $1 billion. The joint venture includes DuPont's PTA and resins businesses at Wilton, United Kingdom, and Dacron(R) filament and staple businesses at Pontypool, United Kingdom, and Uentrop, Germany. Also included is Sabanci's polyester subsidiary, SASA, with its businesses in polyester filament, staple, resins, bottles and DMT based in Adana and other sites in Turkey, and the Sabanci polyester filament texturizing plants in Garforth, United Kingdom. The new company has full access to DuPont polyester technology development and brand management resources.

1999 versus 1998 Sales of $2.6 billion were 5 percent lower, reflecting 8 percent lower prices partly offset by 3 percent higher sales volume. ATOI was a loss of $119 million compared with a 1998 loss of $228 million. ATOI before nonrecurring items was a loss of $39 million versus a loss of $7 million, reflecting earnings declines in all business units. The losses were primarily incurred in the first nine months of the year as both Dacron(R) Fibers and Resins & Intermediates posted earnings improvements in the fourth quarter 1999.

1998 versus 1997 Sales of $2.8 billion were up 26 percent reflecting additional sales from the acquisition of ICI's polyester films, resins and intermediates businesses. Partly offsetting this increase were a 14 percent sales volume decline and a 9 percent price decline for Dacron(R) Fibers reflecting weak demand, increased competition from imports, and price pressures from worldwide overcapacity. ATOI was a loss of $228 million compared with income of $124 million in 1997. ATOI before nonrecurring items was a loss of $7 million compared with income of $187 million in 1997, reflecting lower Dacron(R) Fibers earnings and losses in Films and Resins & Intermediates.

Outlook The businesses anticipate some market pick-up in 2000 for specific areas of polyester, notably resins and PTA. Generally, the global polyester market will remain a growth industry, but with a low-price, high-volume environment, exacerbated by oversupply and rapid rise in raw material costs. Capacity will be added on a "just-in-time" basis to meet rising market demand, and the focus will be on delivering value-added offerings that differentiate the businesses in the market. Continued strong growth in the performance fabrics market is anticipated. Thermolite(R) Base insulating fabrics will be introduced in 2000.

--------------------------------------------------------------------------------
SPECIALTY FIBERS
--------------------------------------------------------------------------------

DuPont Lycra(R)
Nonwovens
Advanced Fiber Systems

                                    [GRAPH]

                                                          ATOI BEFORE
                                                          NONRECURRING
      SALES ($ in Billions)    ATOI ($ in Millions)       ITEMS ($ in Millions)
      ---------------------    ---------------------      ---------------------
1999                   3.4                      732                        731
      ---------------------    ---------------------      ---------------------
1998                   3.3                      659                        662
      ---------------------    ---------------------      ---------------------
1997                   3.3                      708                        708
      ---------------------    ---------------------      ---------------------
      See Industry Segment information (Note 28 to Financial Statements).

DuPont Lycra(R) continues to lead the development of stretch in apparel through reinvention and renewal in the category, particularly in the ready-to-wear segment. Lycra(R) elastane, the only consumer brand in this category, is fueling brand building through worldwide advertising intended to educate consumers on the difference Lycra(R) brings to garments.

Recent advances in soft polymer technology have produced a new family of fibers
- marketed as Lycra(R) Soft - combining a


                                    DuPont

24                   MANAGEMENT'S DISCUSSION AND ANALYSIS


more consistent level of control with enhanced comfort and freedom of movement. Lycra(R) Soft was introduced in finer deniers for hosiery, activewear and intimate apparel. Patents also were issued for technology for sweaterknits and for leather with Lycra(R) in footwear and other applications.

Major new capacity was brought on-stream in China, Argentina, Japan, Northern Ireland and Singapore, the latter two being expansions utilizing new generation technology that produced record productivities and yields. Further, DuPont is now positioned to compete in the generic stretch markets.

Nonwoven products include Tyvek(R) brand products, Typar(R) spunbonded polypropylene and Sontara(R) spunlaced products. In 1999 the Tyvek(R) business formed an alliance with Mar Mac Manufacturing Inc., uniting Mar Mac's technological and creative garment design expertise with DuPont research, marketing and service capabilities. Tyvek(R) StuccoWrap(TM) continued to gain acceptance among synthetic stucco manufacturers and contractors. New offerings of Sontara(R) industrial absorbent products were launched for the automotive refinishing, food service and aircraft assembly industries.

Advanced fibers are Kevlar(R) brand fiber, Nomex(R) brand fiber and paper, and Teflon(R) brand fluoropolymer fiber. Advanced Fiber Systems is growing in already strong market categories and expanding into new end uses. The adoption of Thermount(R) brand paper in cellular phone circuit board manufacture opened the door to growing opportunities in the electronics industry. Adoption by the U.S. military of vests containing advanced Kevlar(R) technology for re-outfitting the Marine Corps reflected the continuing leadership of Kevlar(R) in life protection. Aracon(R) metal clad Kevlar(R) was introduced, targeting shielding and conductive applications in the aerospace, automotive and consumer industries. Nomex(R) continued to expand its global presence in protective apparel applications requiring essential thermal solutions.

1999 versus 1998 Sales of $3.4 billion were up 5 percent, reflecting 9 percent higher sales volume partly offset by 4 percent lower prices. ATOI was $732 million compared with $659 million. ATOI before nonrecurring items was $731 million versus $662 million, up $69 million or 10 percent. All business units contributed to the revenue and earnings increases.

1998 versus 1997 Sales of $3.3 billion were 1 percent lower reflecting 2 percent lower selling prices partly offset by 1 percent higher sales volumes. ATOI was $659 million compared with $708 million in 1997. ATOI before nonrecurring items was $662 million, down 6 percent reflecting lower revenue and slightly higher costs.

Outlook DuPont Lycra(R) expects growth in new geographies (Asia and Eastern Europe), new demographics (teens and men), and new uses (sweaters, shoes, jeans and khakis). Nonwovens will increase production capacity for Tyvek(R) in Richmond, Virginia, and for Sontara(R) in Asturias, Spain, to meet growing market demand. Growth also is expected in Advanced Fiber Systems as new products continue to gain momentum in the electronics, construction, personal protection and consumer segments.

--------------------------------------------------------------------------------
SPECIALTY POLYMERS
--------------------------------------------------------------------------------
DuPont iTechnologies
Packaging & Industrial Polymers
Fluoropolymers
DuPont Corian(R)

                                  [GRAPH]

                                                          ATOI BEFORE
                                                          NONRECURRING
      SALES ($ in Billions)    ATOI ($ in Millions)       ITEMS ($ in Millions)
      ---------------------    ---------------------      ---------------------
1999                   4.3                      668                        666
      ---------------------    ---------------------      ---------------------
1998                   4.0                      598                        608
      ---------------------    ---------------------      ---------------------
1997                   4.0                      575                        575
      ---------------------    ---------------------      ---------------------
      See Industry Segment information (Note 28 to Financial Statements).

With the adoption of the name DuPont iTechnologies (formerly Photopolymer & Electronic Materials), the business stated its intention to become a major player in the global information market. For the printed, flexible and microcircuit segments of the electronics industry, DuPont iTechnologies markets Kapton(R) polyimide film, Riston(R) dry film photoresists, Birox(R) thick films, Pyralux(R) flexible laminates and Fodel(R) photoimageable thick film paste. New endeavors are underway for displays and batteries in an extensive array of consumer electronics. For the printing industry, the business markets Cyrel(R) flexographic printing plates and color proofing systems including WaterProof(R), Cromalin(R) and Dylux(R).

DuPont iTechnologies acquired Krystal Holographics International Inc. to produce a new class of optical components that will significantly enhance the performance of electronic displays and security devices. The acquisition makes DuPont a world leader in holographic optical components and holograms for electronics, security and authentication applications. In addition, to validate new technology and manufacturing processes for lithium, polymer-based, rechargeable batteries, plans were put in place for a pilot line at Towanda, Pennsylvania.

A 51 percent controlling interest was acquired in the Wirex Corporation, a Taiwan-based polyimide film and flexible laminate manufacturer. This acquisition enables further participation in the


                                    DuPont

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                     25


adhesive-less flexible laminate materials market for high density circuitry applications in the next generation of electronic devices such as cellular phones, notebook PCs, Personal Digital Assistants (PDAs) and camcorders. An alliance also was signed with the Bekaert Group of Kortrijik, Belgium, to develop and produce thin metal laminate for flexible circuit applications. Capacity was expanded in Bayport, Texas, for Kapton(R) polyimide film.

The Riston(R) Laser Series product line was successfully launched in 1999. These new photoresists provide digital imaging capability with a laser writer for imaging circuit boards, eliminating the traditional phototool process. New specialty thick film materials have been developed for Cygnus Inc. for use in its GlucoWatch(R) biographer, a noninvasive biosensor glucose monitor for use by diabetics; FDA approval is expected soon.

For the printing industry, DuPont iTechnologies introduced Cyrel(R) FAST technology, a thermally processible flexographic plate system that moves packages from concept to market much faster while reducing the environmental impact of the production system. Also launched in 1999 was the DuPont Color Station(TM), the first proofing system that meets the color accuracy needs of both the designers and printers of commercial and package printing.

Packaging & Industrial Polymers (P&IP) offers specialized, high-value polymers in packaging and selected industrial markets. P&IP consists of Ethylene Copolymers, Glass Laminating Products, Vinyls and Clysar(R) polyolefin shrink film.

The business successfully launched Surlyn(R) Reflection Series(TM) molding alloys which provide impact toughness, high gloss and excellent colorability for automotive exteriors and related markets. The new molding resin matches body colors and gloss levels without the need of paint, cutting environmental emissions and other paint-related costs. P&IP also introduced SentryGlas(R) Plus with next-generation laminating interlayer technology. SentryGlas(R) Plus retains its structural integrity even after the glass is cracked, which is critical in making building windows hurricane resistant and automotive side windows secure.

DuPont markets high performance fluoropolymers to the telecommunications, aerospace, automotive, electronics, chemical processing and housewares markets. The largest global manufacturer of fluoropolymers, DuPont's offering includes Teflon(R) and Tefzel(R) fluoropolymer resins, Tedlar(R) fluoropolymer films and SilverStone(R), Autograph(R) and ScratchGuard(R) non-stick finishes. In 1999 the business announced plans to evaluate new technology to manufacture Teflon(R) resins at a development facility at its Fayetteville, North Carolina, plant. The new technology is more flexible and has less environmental impact than current processes. A new plant in Shenzhen, China, to manufacture Teflon(R) non-stick finishes had a successful startup in 1999. Fluoropolymers also completed a significant capacity improvement at its plant in Dordrecht, Netherlands, as part of an ongoing effort to expand global fluoropolymer capacity. The business continued to capitalize on the strength of the Teflon(R) brand, expanding its licensing efforts across markets, with particular focus on data communications cabling products.

DuPont Corian(R) introduced a new product to the premium decorative surfacing market, Zodiaq(TM) quartz surfacing. To fill out the color palette and keep pace with global color trends, 12 new colors of Corian(R) solid surface were introduced, bringing the total to 81. DuPont Corian(R) continued to pursue growth by increasing perceived brand value, reducing the installed cost to the consumer, broadening distribution channels, and expanding its segment and applications base.

1999 versus 1998 Sales of $4.3 billion were up 5 percent, reflecting 9 percent higher sales volume, partly offset by 4 percent lower prices. ATOI was $668 million compared with $598 million. ATOI before nonrecurring items was $666 million versus $608 million, up $58 million or 10 percent. The earnings improvement was driven principally by higher earnings from DuPont Corian(R) and DuPont iTechnologies.

1998 versus 1997 Sales of $4.0 billion were flat as lower sales of Packaging & Industrial Polymers were offset by higher sales in other businesses. ATOI was $598 million compared with $575 million in 1997. ATOI before nonrecurring items was $608 million, up 6 percent reflecting lower costs. Earnings growth in Fluoropolymers and DuPont Corian(R) was partly offset by marginally lower earnings in the other businesses.

Outlook Smaller and more powerful cell phones, pagers and laptop computers require the advanced technology of DuPont iTechnologies' flexible, printed circuit and microcircuit materials. The presence of P&IP is growing in emerging economies, based on a strong technology base. Additional growth is expected from a joint venture under development with Borealis, one of Europe's largest producers of polyolefin plastics. Long term, growth is expected from new technology advances such as 3GT polyester resins and the polyolefin catalyst. Sales of Teflon(R) fluoropolymers are expected to strengthen, benefiting from a recovering semiconductor industry and a resumption of growth in the data communications market for local area networks following a 1999 slowdown related to the Year 2000 changeover.


                                    DuPont

26                   MANAGEMENT'S DISCUSSION AND ANALYSIS

OTHER

This segment represents less than 2 percent of the total 1999 segment sales and consists of the company's photomasks, safety resources, and global services businesses, and divested businesses including certain printing and publishing products and coal. Segment sales were $480 million in 1999 versus $542 million in 1998. ATOI before nonrecurring items was $35 million versus $105 million in 1998, with the decline principally reflecting the absence of coal earnings.

Financial Condition

In 1999 DuPont completed three major initiatives in line with its strategic direction. In February the acquisition of Herberts was finalized for $1.7 billion in cash paid and debt assumed. Herberts was the automotive coatings business of Hoechst AG, and its acquisition makes DuPont Performance Coatings the world's largest automotive coatings business. In August the company completed its divestiture of the Conoco energy business. In a tax free split off, DuPont shareholders tendered 147,980,872 shares of DuPont common stock in exchange for Conoco Class B shares. This transaction culminated a strategic shift, announced in 1998, to exit the energy business, with realization of $21 billion in value for DuPont shareholders. In October the company continued its strategic portfolio realignment with the acquisition of the remaining 80 percent interest in Pioneer Hi-Bred International. This transaction, valued at $7.7 billion, brings to DuPont the largest seed company in the world.

As prescribed in the Restructuring, Transfer and Separation Agreement, Conoco was obligated to repay all outstanding debt owed to DuPont at such time as DuPont's voting power became less than 50 percent of Conoco. At December 31, 1998, such indebtedness to DuPont was $4.6 billion, all of which was repaid by the end of May 1999. Cash provided by operations and the debt repayments from Conoco were largely offset by the $6.8 billion spent on investment activities and by payment of dividends and stock repurchased. Borrowings, net of cash and marketable securities, were $10.0 billion and $10.1 billion at year-end 1999 and 1998, respectively.

In March 1999 Standard & Poor's affirmed its rating of the company's senior, unsecured long-term debt at AA-. In January 2000, Moody's Investors Service (Moody's) affirmed the company's rating at Aa3. The company's commercial paper rating remains at Prime 1 by Moody's and A-1+ by S&P.

In 1998 cash provided by operations and the $4.2 billion net proceeds from the Conoco IPO in October were largely offset by funds spent on capital investments, payment of dividends, and stock repurchased. As a result, borrowings, net of cash and marketable securities, at year-end 1998 of $10.1 billion were $0.8 billion lower than the $10.9 billion at year-end 1997.

CASH PROVIDED BY CONTINUING OPERATIONS

Cash provided by continuing operations totaled $4.8 billion in 1999, $0.7 billion more than the $4.1 billion in 1998. The increase reflects $0.5 billion due to changes in net operating assets and liabilities in 1999 as compared with 1998. Excluding acquisitions, accounts and notes receivable were flat in 1999 as compared to an increase in 1998 and the increase in inventory in 1999 was comparable to prior year. The benefit from higher operating liabilities in 1999 was comparable to the benefit from lower other operating assets in 1998. Net income after adjustment for discontinued operations and noncash charges and credits increased $0.2 billion over prior year. In both 1999 and 1998, about $0.3 billion was transferred from the company's pension trust in the United States to pay the company's portion of certain retiree health care costs as permitted under federal law; these receipts are reflected as a reduction in other operating assets.

In 1998 cash provided by continuing operations totaled $4.1 billion, $0.1 billion more than the $4.0 billion in 1997. The increase was primarily due to smaller increases in trade receivables and other operating assets offset by $0.5 billion lower net income before nonrecurring items and after adjusting for noncash charges and credits. The 1998 extraordinary charge from early retirement of debt of $0.3 billion eliminates noncash charges included in net income related to long-term debt retirement.

WORKING CAPITAL INVESTMENT

At the end of 1999 the investment in working capital (excluding cash and cash equivalents, marketable securities, and short-term borrowings and capital lease obligations) was $4.8 billion, an increase of $1.6 billion from the $3.2 billion at year-end 1998. The increase was principally due to the Herberts and Pioneer acquisitions partially offset by formation of the DuPont Teijin polyester venture and net reductions in other businesses.

Current assets, including cash and cash equivalents and marketable securities, increased $3.4 billion with inventories up $1.9 billion, accounts and notes receivable up $1.1 billion, and cash and cash equivalents up $0.4 billion. Current liabilities, excluding short-term


                                    DuPont

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                    27


borrowings and capital lease obligations, increased $1.3 billion with $1.1 billion higher accounts and income tax payables, and $0.2 billion higher other accrued liabilities.

In 1998 working capital investment increased $0.3 billion from $2.9 billion to $3.2 billion. The increase was principally due to higher inventories.

The ratio of current assets to liabilities at year-end 1999 was 1.1:1 as compared to 0.8:1 in 1998.

INVESTMENT ACTIVITIES

Purchases of property, plant and equipment, investments in affiliates, and payments for businesses were $7.2 billion, an increase of $1.6 billion from 1998. 1999 payments for businesses (net of cash acquired) of $5.1 billion includes $3.5 billion for the acquisition of the remaining 80 percent interest in Pioneer and $1.6 billion for the acquisition of Herberts. The Pioneer acquisition also included the issuance of $4.2 billion in DuPont common stock. The Herberts acquisition also included the assumption of $0.1 billion in Herberts debt. 1998 payments for businesses (net of cash acquired) includes $2.5 billion (net of $0.1 billion cash acquired) for the acquisition of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company, and $0.7 billion for the acquisition of ICI's polyester films business.

Spending for purchases of property, plant and equipment, and investments in affiliates in 1999 totaled $2.1 billion, down $0.2 billion from the $2.3 billion spent in 1998. 1999 expenditures were made to expand capacity and build market positions. Projects included the phased-in start-up of a new Crop Protection product at the Mobile, Alabama, plant and the start-up of a new Hytrel(R) manufacturing facility at the Charleston, South Carolina, site. Major expansions and renovations were completed in support of ethylene manufacturing and intermediates for Specialty Polymers. Expenditures were also made for integrated enterprise software and to complete the DuPont Lycra(R) capacity expansion projects and build market positions in Europe and Asia. The program to modernize, consolidate and renew the cost competitiveness of DuPont Nylon continued in 1999 with additional expenditures made in the United States and Europe to complete upgrades in both nylon intermediates and nylon manufacturing facilities.

In 2000 nonacquisition spending is expected to be about $2.4 billion. The $0.3 billion increase from 1999 reflects, in part, the impact of new and increased activity in Pharmaceuticals and Pioneer. Major expansions are planned to provide additional capacity for Protein Technologies International in the Agriculture & Nutrition segment. Performance Coatings & Polymers will be expanding Zytel(R) capacity in Canada. There will continue to be significant expenditures in support of the development and implementation of integrated enterprise software. Six Sigma initiatives will continue to be implemented to help increase capacity from existing facilities without expending unnecessary capital resources. The DuPont Nylon competitiveness initiatives of the past few years will continue, but the level of capital outlays will decline in 2000. Expenditures will be made to expand Lycra(R) capacity in South America, and also to continue capacity additions in Asia.

Proceeds from sales of assets were $0.6 billion in 1999, principally reflecting the cash proceeds from the formation of the DuPont Teijin Films joint venture. Proceeds from sales of assets were $0.9 billion in 1998. These included $0.5 billion for substantially all of the remaining 50 percent interest in the CONSOL Energy Inc. coal business, $0.3 billion for the sale of various global hydrogen peroxide assets, and $0.1 billion related to disposition of the printing and publishing business.

In October 1998 the initial public offering of 30.5 percent of Conoco generated net proceeds of $4.2 billion.

FINANCING ACTIVITIES

Dividends per share of common stock were $1.40 in 1999, $1.365 in 1998 and $1.23 in 1997. The quarterly dividend was increased from $.315 to $.35 in the second quarter of 1998 and from $.285 to $.315 in the second quarter of 1997.

1999 acquisition of treasury stock of $690 million includes $646 million in August to buy back 8 million shares of DuPont common stock related to the Conoco split off. In accordance with the company's policy to offset dilution resulting from the issuance of DuPont stock under compensation plans, the company also spent $44 million in 1999 to purchase and retire 840,000 shares of DuPont common stock. In 1998 the company spent $769 million to purchase and retire 12.8 million shares of DuPont common stock. Not related to the share buyback program, the company received $65 million as a final price adjustment on shares repurchased in 1997 under the terms of a private placement agreement in connection with the 1997 Protein Technologies International acquisition.

1999 net cash flows from discontinued operations were $4.5 billion principally reflecting repayment of intercompany loans from Conoco to DuPont.


                                    DuPont

28                   MANAGEMENT'S DISCUSSION AND ANALYSIS

Purchased In-Process Research and Development

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, the company recorded charges for purchased in-process research and development totaling $1,478 million in 1997 with respect to three purchase business combinations completed that year. In 1998 the company recorded charges totaling $1,443 million with respect to two purchase business combinations completed that year ($1,280 million) and revisions ($163 million) of prior year estimates for two purchase business combinations completed in December 1997. In 1999 the company recorded charges totaling $2,250 million with respect to two purchase business combinations completed that year.

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

Management expects to continue supporting these research and development efforts. However, as noted below, there is uncertainty associated with the successful completion of these research and development projects. There can be no assurance that any of these projects will meet with either technological or commercial success. If none of these projects is successfully completed, the sales and profitability of the company may be adversely affected in future periods. Failure of any single project would not materially impact the company's financial condition, results of operations or liquidity.

VALUATION METHODOLOGY

There are three general types of in-process research and development projects - New Product Development Projects, Process Modification Projects and New Manufacturing Process Projects. New Product Development Projects have as their goal the discovery and development of new formulations and/or significant modifications of existing product formulations to meet specific end user needs. Process Modification Projects have as their goal the design and development of significant modifications to existing capital assets in order to increase capacity or otherwise improve the efficiency of the manufacturing process. New Manufacturing Process Projects have as their goal the design and development of totally new manufacturing processes. Successful completion of a project is deemed to occur when the new product or process has been defined and technological feasibility has been objectively demonstrated.

The fair values of purchased in-process research and development projects are based on estimates prepared by management. These estimates utilize explicit assumptions about the range of possible estimated cash flows and their respective probabilities to determine the expected cash flow for each project. Under this approach, projected cash flows are adjusted for risks prior to being discounted to present value. Risks so addressed include completion risk, competitive risk and timing risk. A simplified model of these procedures is as follows:


                          Cash Flows from Successful Completion

          Less:           Cash Flows to Complete

          Less:           Return on Assets Employed
                          ---------------------------------------------
          Equals:         Adjusted Cash Flows

          Times:          Probability of Technical & Commercial Success
                          ---------------------------------------------
          Equals:         Risk Adjusted Cash Flows

          Times:          Present Value Factor
                          ---------------------------------------------
          Equals:         Fair Value


Cash Flows from Successful Completion represent the estimated future revenues and/or cost savings forecast to be realized from the successful completion of the project less the costs and expenses required to generate those revenues/cost savings. Significant assumptions include estimates of market size, market share to be achieved, timing of completion, life cycle pattern, product pricing, operating margins and the effects of competition. These projections do not anticipate material changes from historical pricing, margins, and expense levels unless specifically noted otherwise.


                                    DuPont

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                     29


Cash Flows to Complete represent the estimated future research and development costs required to complete the project, assuming the project is successful. Significant assumptions include the work required to complete the project, the timing of expenditures and the date of completion.

Return on Assets Employed represents an allocation of the project's estimated Cash Flows from Successful Completion to existing assets, including identifiable intangible assets, thereby ensuring that all appropriate future cash flows are attributed to existing assets for purposes of determining their fair value.

Probability of Technical and Commercial Success represents management's informed assessment of the unique risks associated with successfully completing a specific project and implementing the project's results. It is used to adjust for the risk that a project may not be successfully completed and for the risk that, even if the project is successfully completed, it may not be able to be successfully implemented on a commercial scale. In developing these probabilities, consideration is given to scientific assessments regarding the project's stage of completion, the results achieved to date, and the complexity of completing the project. Consideration is also given to the business' historical experience with similar types of research and development projects and to the effects competition, changes in industry trends, and similar economic risks may have on successful completion of the project. Probability of Technical and Commercial Success is also used by the company in managing its research and development activities.

Risk adjusted cash flows are discounted to present value using a discount rate generally aligned with the estimated weighted average cost of capital for the acquired business. The weighted average cost of capital is a market-based measure of investment risk, i.e., the risk associated with investing in a particular business, company, industry, etc.

PIONEER HI-BRED INTERNATIONAL

On October 1, 1999, the company acquired the approximately 80 percent of Pioneer Hi-Bred International not previously owned by the company for $7,691 million consisting of:

 . $3,422 million representing cash payments for the purchase of Pioneer shares;

 . $4,154 million representing the fair value of 68,612,135 shares of DuPont common stock issued in exchange for Pioneer shares;

 . $81 million representing 80 percent of the fair value of options to purchase
  DuPont common stock issued in exchange for the outstanding vested options to purchase Pioneer common stock under Pioneer's employee stock option plan; and

 . $34 million representing the company's estimated acquisition related costs and expenses.

The preliminary allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values, is as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                         $2,104
Property, Plant and Equipment                                             602
Other Assets                                                            2,326
In-Process Research and Development                                     2,186
Current Liabilities                                                      (954)
Long-Term Borrowings                                                     (163)
Other Liabilities                                                        (179)
Deferred Income Taxes                                                    (833)
Minority Interests                                                         (6)
--------------------------------------------------------------------------------
Total Identifiable Assets Less Liabilities                             $5,083
================================================================================

The $2,608 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets less liabilities was recorded as goodwill.

At the date of acquisition, Pioneer had extensive research and development efforts underway that met the criteria for purchased in-process research and development. These research and development activities had as their goals (a) the improvement of harvestable yield, (b) the reduction of crop losses, grower input costs and risk through genetically improving insect, disease and herbicide resistance and (c) improving the quality of the grain and forage produced through a combination of traditional breeding methods and modern biotechnology.

Pioneer's research and development efforts consist of new product development for its traditional businesses and trait and technology development. Of the $2,186 million estimated fair value of purchased in-process research and development, $1,024 million represents the estimated fair value of projects related to new product development for traditional businesses and $1,162 million represents the estimated fair value of projects related to trait and technology development.


                                    DuPont

30                    MANAGEMENT'S DISCUSSION AND ANALYSIS

New product development for traditional businesses consists of Pioneer's seed research done through classical plant breeding techniques. Each year, Pioneer maize researchers evaluate about 1 million new experimental corn hybrids. These hybrids enter into a four- to five-year testing cycle during which the hybrids are tested in a range of soil types, stresses and climate conditions. As the results of these tests become known, fewer and fewer hybrids are designated as candidates for further testing. The Pioneer research and development procedures classify these projects based on their stage of completion as follows:

--------------------------------------------------------------------------------
                                                                Probability of
                                               Approximate       Technical &
Stage of                                        Number of        Commercial
Completion                                       Hybrids           Success
--------------------------------------------------------------------------------
First Cross                                     1,000,000            0.01%
Second Generation                                 210,000            0.02%
R1 - R2                                            10,000            0.50%
R3                                                    250           20.00%
R4                                                    160           30.00%
R5                                                     50           95.00%
================================================================================

Each hybrid at each stage of completion is genetically unique. The probability of technical and commercial success in this table is the probability that an individual hybrid at a particular stage of completion will ultimately become a commercial product. These probabilities were developed based on Pioneer's extensive historical experience in developing new hybrids of corn. While stage of completion is indicative of how long it will take to develop hybrids in that stage, results can vary, with some hybrids taking less time and others taking longer. Based on these probabilities, it is projected that Pioneer will introduce, on average, approximately 50 new hybrids of corn each year for the next seven years as a result of these research and development projects. These projects represent approximately 73 percent of the estimated fair value of research and development projects related to new product development for traditional businesses.

After seven years, new hybrids will principally result from research and development projects that have not yet begun. These future projects are not included in the valuation of purchased in-process research and development.

Each year, Pioneer's soybean researchers test approximately 500,000 new experimental lines of soybeans. These experimental lines of soybeans undergo a testing and selection process similar to the one described for corn. Soybean projects are classified as to stage of completion using essentially the same classification system shown for corn. Probabilities of technical and commercial success were estimated for each stage of completion based on Pioneer's extensive historical experience. Soybean research and development projects represent approximately 15 percent of the estimated fair value of in-process research and development projects related to new product development for traditional businesses.

Research and development projects for alfalfa, sorghum, wheat, sunflowers, canola, and microbial products make up the remaining approximately 12 percent of the estimated fair value of in-process research and development projects related to new product development for traditional businesses.

Research and development projects related to trait and technology development have as their objective the use of modern biotechnology to improve insect, disease and herbicide resistance in crops and to develop products that increase the value of commodity grains by modifying their protein, oil and carbohydrate components. At the date of acquisition, six in-process projects had progressed sufficiently to meet the criteria used by DuPont to identify projects qualifying as purchased in-process research and development. Key criteria in this identification process include the ability to reasonably estimate the future benefits if the project is successful, the cost to complete the project, the probable completion date, and the project's probability of technical and commercial success.

Approximately 53 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to develop resistance to a broad spectrum of lepidopteran insects, including European corn borer. This project is expected to be completed in 2002. The probability of technical and commercial success for this project is 85 percent.

Approximately 20 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to impart resistance to molds and mycotoxins. This project is expected to be completed in 2004. The probability of technical and commercial success for this project is 80 percent.

Approximately 15 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to develop resistance to

                                    DuPont

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                     31


corn rootworm. This project is expected to be completed in 2002. The probability of technical and commercial success for this project is 65 percent.

The remaining approximately 12 percent of the estimated fair value of research and development projects related to trait and technology development is represented by projects to develop sclerotinia resistance in oil seeds, high oleic high oil corn, and nuclear male sterility in corn. These projects are expected to be completed in 2003, 2004 and 2005, respectively. The probability of technical and commercial success for these projects is 65 percent, 80 percent, and 70 percent, respectively.

The company expects to spend approximately $960 million through 2006 to complete these projects. Risk adjusted cash flows were discounted to present value using discount rates ranging from 12.25 percent to 13.75 percent, except for the high oleic high oil corn trait and technology project for which a 17 percent discount rate was used. These discount rates are somewhat higher than the 11.5 percent estimated weighted average cost of capital for Pioneer and are intended to compensate for projection risk and market uncertainty beyond that explicitly addressed in the cash flow projections. Future results of Pioneer may be significantly impacted by government programs, weather and commodity prices.

PERFORMANCE COATINGS

In February 1999 the company purchased the global Herberts coatings business from Hoechst AG for $1,588 million cash and acquisition related costs of $11 million. The preliminary allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values, is as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                           $ 705
Property, Plant and Equipment                                              522
Other Assets                                                               215
In-Process Research and Development                                         64
Liabilities (including assumed debt of $113)                              (665)
--------------------------------------------------------------------------------
Total Identifiable Assets Less Liabilities                               $ 841
================================================================================

The $758 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets less liabilities was recorded as goodwill.

At the date of the acquisition, the business had 29 research and development projects meeting the criteria for purchased in-process research and development. These projects were of two principal types (dollars in millions):

--------------------------------------------------------------------------------
                                                      Number of    Fair Final
Project Type                                           Projects       Value
--------------------------------------------------------------------------------
New Product Development                                   25           $51
New Manufacturing Processes                                4           $13
================================================================================

Cash flows were discounted to present value using a 16 percent discount rate. This rate is higher than the estimated weighted average cost of capital for this business and reflects management's assessment of the risks of projections, volatility and market uncertainty. Other than reflecting the future benefits associated with planned cost reduction initiatives, the projects cash flows do not anticipate any material changes from historical pricing, margins and expense levels.

Management estimates the Probability of Technical and Commercial Success for New Product Development projects ranges from 28 percent to 85 percent. These projects are expected to be completed by 2004.

Management estimates the Probability of Technical and Commercial Success for New Manufacturing Processes projects ranges from 29 percent to 49 percent. These projects are expected to be completed by 2005.

The risk-adjusted cost to complete these 29 projects is estimated to total $24 million through 2006. As of December 31, 1999, one of the projects has achieved technical feasibility; five have been terminated and the remaining projects are still in process.

DUPONT PHARMACEUTICALS

On July 1, 1998, the company purchased the 50 percent general partnership interest of Merck & Co. in The DuPont Merck Pharmaceutical Company for $2,586 million cash, the assumption of approximately $282 million of liabilities, and acquisition related costs of $8 million. As part of the transaction, the company agreed to indemnify Merck for certain future liabilities that may arise from events that occurred during Merck's tenure as a general partner. The business, renamed DuPont Pharmaceuticals, is engaged in the research, development, manufacturing and sale of human pharmaceutical and radiopharmaceutical products and is the


                                    DuPont

32                   MANAGEMENT'S DISCUSSION AND ANALYSIS


principal component of the company's Pharmaceuticals business segment. The purchase price was allocated to the identifiable assets acquired, based on their estimated fair values, as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                          $  275
Property, Plant and Equipment                                              307
Other Assets                                                             1,034
In-Process Research and Development                                      1,230
--------------------------------------------------------------------------------
Total Identifiable Assets                                               $2,846
================================================================================

The $30 million excess of the cost of the acquisition ($2,876 million) over the estimated fair value of the identifiable assets acquired has been recorded as goodwill.

At the date of acquisition, the business had 32 research and development projects meeting the criteria for purchased in-process research and development. The pharmaceuticals industry categorizes research and development activities into phases, which represent stages of completion in the research and development process. Successful completion of a research and development project is deemed to occur upon receipt of regulatory approval for sale of the drug in a major market, which is normally approval by the FDA for sale in the United States. The following summarizes the status of the research and development efforts in process at the date of acquisition and the allocation of purchase price to each group (dollars in millions):

--------------------------------------------------------------------------------
                                                         Number of
Status                                                   Projects   Fair Value
--------------------------------------------------------------------------------
Pre-Clinical Trial                                           20        $170
  Phase 1                                                     2        $ 40
  Phase 2                                                     4        $240
  Phase 3                                                     3        $690
New Applications for Existing Products                        3        $ 90
================================================================================

Projects in the Pre-Clinical Trial phase of the research and development process represent compounds that have demonstrated biological activity directed at disease targets in specific therapeutic areas. Research and development activities conducted during this phase include optimizing the pharmacological activity, early screening for toxicity, testing and other activities that must be performed before a new drug can be administered to humans. If successful, projects in this phase are expected to be completed in the period 2003 to 2007.

Phase 1 involves the first clinical trials in humans to test a potential new drug for pharmacological activity, tolerance and safety. This stage of development typically takes about one year to complete. The two Phase 1 projects in process at the acquisition date involve the development of second generation nonnucleoside reverse transcriptase inhibitors to be used in combination therapy for HIV. If successful, these projects were expected to be completed in 2001 assuming the projects would qualify for accelerated regulatory review (see below).

Phase 2 involves clinical trials designed to determine efficacy and dosing. Efforts to optimize manufacturing of active pharmaceutical ingredient, formulation and packaging are also underway during this phase. This stage of development normally takes 18 months to complete. The four Phase 2 projects in process at the acquisition date were:

 . DMP754 Lumaxis(TM) (roxifiban), an oral IIb/IIIa platelet receptor antagonist to be used in the inhibition of platelet activity in cardiovascular patients;

 . DMP777, an elastase inhibitor to be used in the treatment of cystic fibrosis;

 . DMP543, a neurotransmitter release enhancer with the potential for use in the treatment of Alzheimer's disease; and

 . DMP444, a radiopharmaceutical agent for use in thrombus imaging.

If successful, these projects were expected to be completed in the period 2001 to 2005.

Phase 3 typically involves large multicenter clinical trials intended to gather evidence of the effectiveness of the new drug for specific therapeutic use and to better understand safety and drug-related adverse effects. This stage of development normally takes two to four years plus an additional 6 to 12 months for regulatory review. The regulatory review period can take less time if the new drug qualifies for accelerated review. The three Phase 3 projects in process at the date of acquisition were:

 . DMP266 Sustiva(TM) (efavirenz), a nonnucleoside reverse transcriptase inhibitor for use in combination therapy for HIV;

 . DMP115 Definity(TM), a contrast imaging agent for ultrasound procedures;
  and

 . DMP702 innohep(R) (tinzaparin), a low-molecular weight heparin anticoagulant.


                                    DuPont

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                     33

At the date of acquisition, Sustiva(TM) (efavirenz) was expected to be completed in late 1998, assuming an accelerated regulatory review and successful completion, and Definity(TM) and innohep(R) were expected, if successful, to be completed in 1999.

At the date of acquisition, there were two projects underway to support the submission for regulatory approval of new therapeutic uses for Coumadin(R) (warfarin sodium tablets, USP). These projects, if successful, were expected to be completed in the period 2000 to 2003. A third project, the submission for regulatory approval of Coumadin(R) for the extended (180 to 300 day) use in treatment of deep vein thrombosis was, if successful, expected to be completed later in 1998.

At the date of acquisition the company estimated that it would spend $1 billion, on a risk-adjusted basis, over 10 years in its efforts to complete the above projects. This estimate recognized the fact that not all projects would be completed successfully. The cost of successfully taking a project from pre-clinical development through regulatory approval is estimated to range from $250 million to $500 million. Estimates of the cost to complete a specific project are dependent on its stage of development, the disease to be treated, the size and structure of clinical trials required to prove improved efficacy and/or safety versus current treatment options, and the project's Probability of Technical and Commercial Success.

The range of Probability of Technical and Commercial Success factors used in determining the estimated fair value of in-process research and development at the date of acquisition is as follows:

--------------------------------------------------------------------------------
                                                     Probability of Technical
Status                                                 & Commercial Success
--------------------------------------------------------------------------------
Pre-Clinical Trial                                            5% to 9%
  Phase 1                                                    14% to 18%
  Phase 2                                                    30% to 50%
  Phase 3                                                    55% to 95%
New Applications for Existing Products                       70% to 90%
================================================================================

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

Since the date of acquisition, Sustiva(TM) was granted accelerated FDA approval in the United States in 1998, full approval in Canada and Europe in 1999 and full FDA approval in February 2000. Definity(TM) was submitted for approval for marketing in the United States in December 1998. innohep(R) was submitted for approval for marketing in the United States in the second quarter of 1999, a slight delay from earlier projections. In October 1998 management terminated the project investigating the use of Coumadin(R) in the prevention of primary myocardial infarction because the Thrombosis Prevention Trial was not conclusive in demonstrating the benefits of warfarin in this therapeutic use. Clinical trials investigating the use of Coumadin(R) in the extended treatment of deep vein thrombosis continue and are expected to conclude in 2001. Four second generation nonnucleoside reverse transcriptase inhibitor (NNRTI) compounds have entered development, including the two NNRTI's that were in Phase I on the date of acquisition. The decision whether to advance one of these compounds to Phase III will be based on a comparison of Phase II safety and efficacy data. The DMP444 Phase 2 project was terminated in 1999 and the DMP543 project was terminated in January 2000. The remaining projects are still in process.

POLYESTER FILMS

In January 1998 the company purchased the global polyester films business of ICI for $647 million cash, the assumption of $110 million of liabilities, and acquisition related costs of $5 million. The purchase price was allocated to the identifiable assets acquired, based on their estimated fair values, as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                            $ 62
Property, Plant and Equipment                                              501
Other Assets                                                                73
In-Process Research and Development                                         50
--------------------------------------------------------------------------------
Total Identifiable Assets                                                 $686
================================================================================

The $76 million excess of the cost of the acquisition ($762 million) over the estimated fair value of the identifiable assets acquired has been recorded as goodwill.

                                    DuPont

34                   MANAGEMENT'S DISCUSSION AND ANALYSIS

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
================================================================================

New Product Development projects were expected to be completed in the period 1998 to 1999. Management estimated the Probability of Technical and Commercial Success for these projects ranged from 40 percent to 80 percent. Process Modification projects were expected to be completed in the period 1998 to 1999. Management estimated the Probability of Technical and Commercial Success for these projects ranged from 60 percent to 70 percent.

The cost to complete these projects was estimated to total $5 million through 1999. Risk Adjusted Cash Flows were discounted to present value using a 15 percent discount rate. This rate is higher than the estimated weighted average cost of capital for this business and reflects management's assessment of the risks of projections, volatility and market uncertainty.

As of December 31, 1999, most of the seven New Product Development projects have achieved technical feasibility. On December 31, 1999, the polyester films business, including acquired in-process research and development projects that had not been completed, became DuPont Teijin Films, a joint venture between DuPont and Teijin Limited. Continuation of these projects is no longer controlled by DuPont.

POLYESTER RESINS AND INTERMEDIATES

On December 31, 1997, the company purchased the global polyester resins and intermediates business of ICI for $1,240 million cash, the assumption of $265 million of liabilities, and acquisition related costs of $7 million. The purchase price was allocated to the identifiable assets acquired, based on their estimated fair values, as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                          $   89
Property, Plant and Equipment                                              810
Other Assets                                                               409
In-Process Research and Development                                        178
--------------------------------------------------------------------------------
Total Identifiable Assets                                               $1,486
================================================================================

The $26 million excess of the cost of the acquisition ($1,512 million) over the estimated fair value of the identifiable assets acquired has been recorded as goodwill.

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
================================================================================

New Product Development projects were expected to be completed in the period 1998 to 2000. Management estimated the Probability of Technical and Commercial Success for these projects ranged from 14 percent to 72 percent. Process Modification projects were expected to be completed in the period 2000 to 2001. Management estimated the Probability of Technical and Commercial Success for these projects ranged from 70 percent to 80 percent. The New Manufacturing Process project was expected to be completed in 2002. Management estimated an 80 percent Probability of Technical and Commercial Success for this project.

The cost to complete these projects was estimated to total $20 million through 2002. Risk Adjusted Cash Flows were discounted to present value using a 12 percent discount rate, which approximates the weighted average cost of capital for this business. Three projects are in pre-commercialization phase; completion is expected by year-end 2000. One project was transferred to the joint venture with Sabanci and is no longer under DuPont's control. Three projects are still under active development. One Process Modification project (fair value $3 million) was terminated in January 1999 when DuPont and ICI ended discussions about the formation of a joint venture in Pakistan.

PROTEIN TECHNOLOGIES INTERNATIONAL INC.

On December 1, 1997, the company acquired the stock of Protein Technologies International (PTI), a wholly owned subsidiary of Ralston Purina Company, for 22,570,673 shares of DuPont common stock, with a fair value of $1,301 million, in a tax-free

                                    DuPont

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                     35

exchange. Established in 1973, the business is engaged in the research, development, manufacturing and sale of high quality soy protein and soy fiber ingredients for a variety of food applications and soy protein-based polymers for the coated paper and paperboard industry. The total purchase price, consisting of the fair value of the stock issued and liabilities assumed, including acquisition costs of $5 million, was $1,578 million and was allocated to the identifiable assets acquired, based on their estimated fair values, and related deferred taxes as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                          $  226
Property, Plant and Equipment                                              443
Other Assets                                                               544
In-Process Research and Development                                        560
Deferred Taxes                                                            (280)
--------------------------------------------------------------------------------
Total Identifiable Assets and Deferred Taxes                            $1,493
================================================================================

The $85 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets acquired has been recorded as goodwill.

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
================================================================================

New Product Development projects are principally aimed at significantly improving the functionality, color, taste and flavor of soy protein isolate for use as a food ingredient in cheese, coffee whiteners, milk, egg and meat alternatives, baking products, and nutritional/sports drink products. This category also includes projects aimed at the conversion of process waste streams into salable products. If successful, most of the projects in this category were expected to be completed in the period 1998 to 2000. The Probability of Technical and Commercial Success for these projects generally ranged from 60 percent to 80 percent.

Health and Nutrition projects principally consist of clinical trials and other studies designed to prove the existence of certain health benefits associated with soy protein including its effectiveness in the reduction of heart disease and osteoporosis, relief of post-menopausal symptoms, and prevention and/or treatment of prostate cancers. Also included are projects to control the level of isoflavone and other components of soy protein shown to be associated with these health benefits. If successful, these projects were expected to be completed in the period 1998 to 2005. The Probability of Technical and Commercial Success for projects expected to be completed in the period 1998 to 2000 ranged from 65 percent to 90 percent, whereas the Probability of Technical and Commercial Success for projects expected to be completed in the period 2004 to 2005 ranged from 15 percent to 30 percent.

Biotechnology projects are aimed at developing new, high-value applications for soybeans that have been genetically enhanced to modify the levels of certain oils, proteins, amino acids and carbohydrates in order to improve the nutritional value, taste and other characteristics of the bean. If successful, these projects were expected to be completed in the period 2000 to 2005. The Probability of Technical and Commercial Success for these projects generally ranged from 50 percent to 70 percent.

The cost to complete the projects was estimated to total $65 million through 2005. Risk Adjusted Cash Flows were discounted to present value using a 15 percent discount rate. This rate is higher than the estimated weighted average cost of capital for this business. This higher rate compensates for the risk of projections, volatility and market uncertainty due to the limited historical experience in certain areas of endeavor.

As of December 31, 1999, test marketing or full commercialization has been initiated on a majority of the New Product Development projects that were in process at the acquisition date. In May 1998 PTI submitted an initial petition to the FDA for a health claim on isolated soy protein. In October 1999 the FDA authorized the health claim tied specifically to the relationship between consuming soy protein and reducing the risk of heart disease. The company is working with major food companies to develop products meeting the claim's requirements. The Biotechnology projects are still in process.

                                    DuPont

36                    MANAGEMENT'S DISCUSSION AND ANALYSIS

PIONEER HI-BRED INTERNATIONAL

In September 1997 the company acquired a 20 percent interest in Pioneer Hi-Bred International for $1,711 million, including acquisition costs. For purposes of determining equity in earnings, the purchase price was allocated to the identifiable assets and liabilities of Pioneer, based on their estimated fair values, as follows (dollars in millions):

--------------------------------------------------------------------------------
Current Assets                                                          $  235
Property, Plant and Equipment                                              125
In-Process Research and Development                                        903
Other Assets                                                               529
Liabilities                                                               (287)
--------------------------------------------------------------------------------
Total Identifiable Assets Less Liabilities                              $1,505
================================================================================

The $206 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets and liabilities was recorded as goodwill.

At the date of acquisition, Pioneer had extensive research and development efforts underway. The projects in process at the date of this acquisition were similar in number and scope to those discussed in conjunction with the 1999 Pioneer acquisition. Since the date of acquisition, Pioneer has successfully commercialized the first generation of European Corn borer resistant corn hybrids, introduced approximately 100 new corn hybrids, including high oil products, and introduced numerous new varieties of soybeans and other seed products. Progress has also been made in connection with the development of new corn hybrids containing improved agronomic traits. The development of premium value seed products containing multiple quality traits is progressing slower than previously anticipated. In addition, weak commodity prices have contributed to increased uncertainty over the size of the market for quality trait products and the value of that market.

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

The company will adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. This statement establishes accounting and reporting standards for derivatives. It requires that the company recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income. Based on analysis to date, it is not expected that adoption of this statement will have a material effect on the company's financial condition, results of operations or liquidity.

See also the respective Segment Reviews on pages 16-26 for additional information concerning current market conditions and the outlook for these businesses

                                    DuPont

                      MANAGEMENT'S DISCUSSION AND ANALYSIS                    37

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

Principal currency exposures and related hedge positions at December 31,1999, were as follows (dollars in millions):

The fair value of forward exchange contracts accounted for as hedges that were outstanding as of December 31, 1999, was $(17) million. Given the company's balanced foreign exchange position, a 10 percent adverse change in foreign exchange rates upon which these contracts are based would result in exchange losses from these contracts that, net of tax, would, in all material respects, be fully offset by exchange gains on the underlying net monetary exposures for which the contracts are designated as hedges.

In December 1998 the company entered into forward exchange contracts to purchase
3.1 billion German marks for $1.9 billion in conjunction with the signing of a definitive agreement to purchase the performance coatings business of Hoechst AG for 3.1 billion German marks. The business purpose of these contracts was to lock in the U.S. dollar functional currency cost of this acquisition and thereby prevent adverse movements in the dollar/mark exchange rate from causing the net U.S. dollar cash purchase price to exceed the negotiated fair value of the business. The use of hedge accounting for these contracts was precluded by accounting guidance. Changes in fair value of these contracts were included in income in the period the change occurred. The contracts expired in August 1999.



-------------------------------------------------------------------------------------------------------------------------------
                           After-Tax       After-Tax          After-Tax             Open Contracts To                Net
                         Net Monetary    Net Monetary       Net Monetary       Buy/(Sell) Foreign Currency        After-Tax
                             Asset        (Liability)     Asset/(Liability)    ---------------------------        Exposure
Currency                   Exposure        Exposure           Exposure         Pre-Tax           After-Tax    Asset/(Liability)
-------------------------------------------------------------------------------------------------------------------------------
Brazilian real               $ 324          $  (216)           $  108          $ (163)            $ (101)          $   7
British pound sterling       $ 723          $(1,060)           $ (337)         $  539             $  334           $  (3)
Canadian dollar              $ 695          $  (181)           $  514          $ (822)            $ (509)          $   5
Japanese yen                 $ 722          $  (646)           $   76          $ (114)            $  (71)          $   5
Taiwan dollar                $ 103          $  (239)           $ (136)         $  219             $  136           $   -
-------------------------------------------------------------------------------------------------------------------------------

                                    DuPont

38                  MANAGEMENT'S DISCUSSION AND ANALYSIS

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

The fair value of interest rate derivatives outstanding as of December 31, 1999, was $(49). A one percentage point adverse change in the interest rates upon which these contracts are based would not cause these instruments to have a material impact on future earnings.

COMMODITY PRICE RISK AND TRADING

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on certain raw material purchases.

Pioneer contracts with independent growers to produce finished seed inventory. Under these contracts, Pioneer compensates growers with bushel equivalents that are marketed to Pioneer for the market price of grain for a period of time following harvest. Pioneer uses derivative instruments such as commodity futures that have a very high correlation to the underlying commodity to hedge the commodity price risk involved in compensating growers.

The fair value of derivative commodity instruments outstanding as of December 31, 1999, was not material. A 10 percent adverse change in the commodity prices upon which these contracts are based would not cause these instruments to have a material impact on future earnings.

Additional details on these and other financial instruments are set forth in
Note 25 to the financial statements.

Year 2000 Readiness Disclosure

The company accomplished its goal of maintaining business continuity and having zero safety and environmental incidents while transitioning to the new year. Across DuPont's businesses and functional areas throughout the world, the DuPont Year 2000 Project Team successfully prevented and managed all Year 2000-related issues that could have interrupted business continuity or adversely impacted the company's safety and environmental performance. As of December 31, 1999, the company had spent approximately $310 million, about 25 percent of which reflects internal costs, to implement its plan to become Year 2000-capable. The company will spend about $10 million during the first quarter of 2000 primarily in connection with its event control management centers for monitoring internal and external Year 2000 events through February 2000. Therefore, total expenditures to become Year 2000-capable will be approximately $320 million, which will be funded from cash flow from operations.


                                    DuPont

                      MANAGEMENT'S DISCUSSION AND ANALYSIS                    39

European Monetary Union

On January 1, 1999, the 11 member countries of the European Monetary Union (EMU) established fixed conversion rates between their existing national currencies and adopted a common currency, the euro. During the transition period, January 1, 1999 - January 1, 2002, both euro and national currencies will coexist. National currencies will remain legal tender until at least January 1, 2002, but not later than July 1, 2002. In January 2002 euro notes and coins will be introduced and become legal tender while national currencies will be withdrawn from circulation by July 1, 2002, at the latest.

The company recognized the introduction of the euro as a significant opportunity and organized itself to handle transactions with its business partners in euros. The company does business in euros by preference within all EMU countries. The introduction of the euro on January 1, 1999, did not have, nor does the company expect the conversion to the euro to have, a material adverse impact on its financial condition, results of operations or liquidity.

Environmental Matters

DuPont operates global manufacturing facilities, product-handling and distribution facilities that are subject to a broad array of environmental laws and regulations. Company policy requires that all operations fully meet or exceed legal and regulatory requirements. DuPont implements voluntary programs to reduce air emissions, eliminate the generation of hazardous waste, decrease the volume of wastewater discharges and increase the efficiency of energy use. The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be so for the foreseeable future. Even though these costs may increase in the future, they are not expected to have a material impact on the company's competitive or financial position, liquidity, or results of operations.

In 1999 DuPont spent about $180 million on environmental capital projects either required by law or necessary to meet the company's internal waste elimination and pollution prevention goals. The company currently estimates expenditures for environmental-related capital projects will total $190 million in 2000. Significant capital expenditures are expected to be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the Clean Air Act (CAA). Until all new CAA regulatory requirements are established and known, considerable uncertainty will remain regarding future estimates for capital expenditures. Total CAA capital costs over the next two years are currently estimated to range from $20 million to $40 million.

The Environmental Protection Agency (EPA) challenged the U.S. chemical industry to voluntarily conduct screening level health and environmental effects testing on nearly 3,000 high production volume (HPV) chemicals or to make equivalent information publicly available. A HPV chemical is a chemical listed on the 1990 Inventory Update Rule with an annual U.S. cumulative production of 1 million pounds or more. The cost to DuPont of testing for HPV chemicals it makes is estimated to be $10 million to $15 million over the next five years; for the entire industry, the cost of testing is estimated to be $500 million.

Global climate change was addressed by the Kyoto Protocol adopted in December 1997. If ratified by a sufficient number of countries over the next few years, the Kyoto Protocol would establish significant emission reduction targets for six gases considered to have global warming potential. DuPont has a stake in a number of these gases: CO2, N2O, HFCs and PFCs. DuPont has been reducing its emissions of these so-called "greenhouse gases" since 1991 and is well ahead of the target/timetable contemplated by the Protocol, on a global basis. Specific measures to implement the Protocol are not expected to be adopted before the end of 2000. However, individual countries are beginning to consider strategies for meeting their specific targets.

Estimated pretax environmental expenses charged to current operations totaled about $560 million in 1999 as compared with $560 million in 1998 and $570 million in 1997. These expenses include the remediation accruals discussed below, operating, maintenance and depreciation costs for solid waste, air and water pollution control facilities and the costs of environmental research activities. The largest of these expenses resulted from the operation of water pollution control facilities and solid waste management facilities for about $180 million and $150 million, respectively. About 77 percent of total annual expenses resulted from the operations in the United States.

REMEDIATION ACCRUALS

DuPont accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against third parties and are not discounted. Much of this liability results from the Comprehensive Environmental Response, Compensation and

                                    DuPont

40                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Liability Act (CERCLA, often referred to as Superfund), the Resource Conservation and Recovery Act (RCRA) and similar state laws. These laws require the company to undertake certain investigative and remedial activities at sites where the company conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual also includes a number of sites identified by the company that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next two decades the company may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 1999.

Remediation activities vary substantially in duration and cost from site to site. These activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, as well as the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 1999, the company's balance sheet included an accrued liability of $435 million as compared with $462 million and $447 million at year-end 1998 and 1997, respectively. Approximately 78 percent of the company's environmental reserve at December 31, 1999, was attributable to RCRA and similar remediation liabilities, while 22 percent was attributable to CERCLA liabilities. During 1999, remediation accruals of $35 million were added to the reserve compared with $77 million in 1998 and $42 million in 1997.

REMEDIATION EXPENDITURES

RCRA extensively regulates and requires permits for the treatment, storage and disposal of hazardous waste. RCRA requires that permitted facilities undertake an assessment of environmental contamination at the facility. If conditions warrant, companies may be required to remediate contamination caused by prior operations. As contrasted by CERCLA, the costs of the RCRA corrective action program are typically borne solely by the company. The company anticipates that significant ongoing expenditures for RCRA remediation activities may be required over the next two decades. Annual expenditures for the near term, however, are not expected to vary significantly from the range of such expenditures experienced in the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly. The company's expenditures associated with RCRA and similar remediation activities were approximately $43 million in 1999, $40 million in 1998 and $46 million in 1997.

The company, from time to time, receives requests for information or notices of potential liability from the EPA and state environmental agencies alleging that the company is a "potentially responsible party" (PRP) under CERCLA or an equivalent state statute. The company has also, on occasion, been engaged in cost recovery litigation initiated by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not company owned, but allegedly contain wastes attributable to the company's past operations. As of December 31, 1999, the company had been notified of potential liability under CERCLA or state law at about 335 sites around the United States, with active remediation under way at 130 of those sites. In addition, the company has resolved its liability at 119 sites, either by completing remedial actions with other PRPs or by participating in "de minimis buyouts" with other PRPs whose waste, like the company's, represented only a small fraction of the total waste present at a site. The company received notice of potential liability at 10 new sites during 1999 compared with 8 similar notices in 1998 and 11 in 1997. In 1999, 10 sites were settled by the company. The company's expenditures associated with CERCLA and similar state remediation activities were approximately $19 million in 1999, $22 million in 1998 and $15 million in 1997.

For nearly all Superfund sites, the company's potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to the company versus that attributable to all other PRPs is relatively low. Other PRPs at sites where the company is a party typically have the financial strength to meet their obligations and, where they do not, or where PRPs cannot be located, the company's own share of liability has not materially increased. There are relatively few sites where the company is a major participant, and the cost to the company of remediation at those sites, and at all CERCLA sites in the aggregate, is not expected to have a material impact on the competitive or financial position, liquidity, or results of operations of the company.

                                    DuPont

                      MANAGEMENT'S DISCUSSION AND ANALYSIS                    41

Total expenditures for previously accrued remediation activities under CERCLA, RCRA and similar state laws were $62 million in 1999, $62 million in 1998 and $61 million in 1997. Although future remediation expenditures in excess of current reserves is possible, the effect on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures.

Forward-Looking Statements

This report contains forward-looking statements which may be identified by their use of words like "plans," "expects," "will," "anticipates," "intends," "projects," "estimates" or other words of similar meaning. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expenditures and financial results are forward-looking statements.

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

 .    The company's growth objectives are largely dependent on its ability to renew its pipeline of new products and to bring those products to market. This ability may be adversely affected by difficulties or delays in product development such as the inability to: identify viable new products; successfully complete clinical trials of new pharmaceuticals; obtain relevant regulatory approvals, which may include approval from the U.S. Food and Drug Administration; obtain adequate intellectual property protection; or gain market acceptance of the new products.

 .    As part of its strategy for growth, the company has made and may continue to make acquisitions, divestitures and strategic alliances. There can be no assurance that these will be completed or beneficial to the company.

 .    To a significant degree, results in the company's Agriculture & Nutrition and Pioneer segments reflect changes in agricultural conditions, including weather and government programs. These results also reflect the seasonality of sales of agricultural products; highest sales in the United States occur in the first half of the year, particularly the second quarter. In addition, demand for products produced in these segments may be affected by market acceptance of genetically enhanced products.

 .    The company has undertaken and may continue to undertake productivity initiatives, including organizational restructurings, to improve performance and generate cost savings. There can be no assurance that these will be completed or beneficial to the company. Also there can be no assurance that any estimated cost savings from such activities will be realized.

 .    The company's facilities are subject to a broad array of environmental laws and regulations. The costs of complying with complex environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. The company's accruals for such costs and liabilities may not be adequate since the estimates on which the accruals are based depend on a number of factors including the nature of the allegation, the complexity of the site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties (PRPs) at multiparty sites, and the number and financial viability of other PRPs.

 .    The company's results of operations could be affected by significant litigation adverse to the company including product liability claims, patent infringement claims and antitrust claims.

The foregoing list of important factors is not inclusive, or necessarily in order of importance.

                                    DuPont

42

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

The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal controls at December31, 1999, meets the objectives noted above.

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

/s/ Charles O. Holliday, Jr.            /s/ Gary M. Pfeiffer

Charles O. Holliday, Jr.                Gary M. Pfeiffer
Chairman of the Board                   Senior Vice President
and Chief Executive Officer             and Chief Financial Officer

February 18, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and the Board of Directors of E.I. du Pont de Nemours and Company

In our opinion, the consolidated financial statements appearing on pages43-71 of this Annual Report present fairly, in all material respects, the financial position of E.I.duPont deNemours and Company and its subsidiaries at December31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103

February 18, 2000

                                    DuPont

                              FINANCIAL STATEMENTS                            43

        E.I. duPont de Nemours and Company and Consolidated Subsidiaries


Consolidated Income Statement
(Dollars in millions, except per share)
                                                                                       1999       1998      1997
                                                                                      ---------------------------
Sales                                                                                 $26,918   $24,767   $24,089
Other Income (Note 2)                                                                     974       981     1,005
                                                                                      ---------------------------
  Total                                                                                27,892    25,748    25,094
                                                                                      ---------------------------
Cost of Goods Sold and Other Operating Charges                                         16,991    15,556    15,544
Selling, General and Administrative Expenses                                            2,595     2,115     2,061
Depreciation                                                                            1,444     1,452     1,361
Amortization of Goodwill and Other Intangible Assets                                      246       108        20
Research and Development Expense                                                        1,617     1,308     1,072
Interest Expense (Note 3)                                                                 535       520       389
Purchased In-Process Research and Development (Note 4)                                  2,250     1,443     1,478
Employee Separation Costs and Write-down of Assets (Note 5)                               524       633       340
                                                                                      ---------------------------
  Total                                                                                26,202    23,135    22,265
                                                                                      ---------------------------
Income from Continuing Operations Before Income Taxes and Minority Interests            1,690     2,613     2,829
Provision for Income Taxes (Note 6)                                                     1,410       941     1,354
Minority Interests in Earnings of Consolidated Subsidiaries                                61        24        43
                                                                                      ---------------------------
Income from Continuing Operations                                                         219     1,648     1,432
Discontinued Operations (Note 7)
  Income from Operations of Discontinued Business, Net of Income Taxes                      -       594       973
  Gain on Disposal of Discontinued Business, Net of Income Taxes                        7,471     2,439         -
                                                                                      ---------------------------
Income Before Extraordinary Item                                                        7,690     4,681     2,405
Extraordinary Charge from Early Extinguishment of Debt, Net of Income Taxes (Note 8)        -      (201)        -
                                                                                      ---------------------------
Net Income                                                                            $ 7,690   $ 4,480   $ 2,405
====================================================================================================================
Basic Earnings (Loss) Per Share of Common Stock (Note 9)
  Continuing Operations Before Extraordinary Item                                     $   .19   $  1.45   $  1.26
  Discontinued Operations                                                                6.89      2.69       .86
                                                                                      ---------------------------
  Before Extraordinary Item                                                              7.08      4.14      2.12
  Extraordinary Charge                                                                      -      (.18)        -
                                                                                      ---------------------------
  Net Income                                                                          $  7.08   $  3.96   $  2.12
                                                                                      ===========================
Diluted Earnings (Loss) Per Share of Common Stock (Note 9)
  Continuing Operations Before Extraordinary Item                                     $   .19   $  1.43   $  1.24
  Discontinued Operations                                                                6.80      2.65       .84
                                                                                      ---------------------------
  Before Extraordinary Item                                                              6.99      4.08      2.08
  Extraordinary Charge                                                                      -      (.18)        -
                                                                                      ---------------------------
  Net Income                                                                          $  6.99   $  3.90   $  2.08
====================================================================================================================

                              See pages 47-71 for Notes to Financial Statements.


                                    DuPont

44                            FINANCIAL STATEMENTS

        E.I. duPont de Nemours and Company and Consolidated Subsidiaries

Consolidated Balance Sheet
(Dollars in millions, except per share)
---------------------------------------------------------------------------------------------------------
December 31                                                                             1999      1998
---------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and Cash Equivalents (Note 10)                                                   $ 1,466   $ 1,059
Marketable Securities (Note 10)                                                           116        10
Accounts and Notes Receivable (Note 11)                                                 5,318     4,201
Inventories (Note 12)                                                                   5,057     3,129
Prepaid Expenses                                                                          202       192
Deferred Income Taxes (Note 6)                                                            494       645
                                                                                     --------------------
     Total Current Assets                                                              12,653     9,236
                                                                                     --------------------
Property, Plant and Equipment (Note 13)                                                35,416    34,728
Less: Accumulated Depreciation                                                         20,545    20,597
                                                                                     --------------------
     Net Property, Plant and Equipment                                                 14,871    14,131
                                                                                     --------------------
Investment in Affiliates (Note 14)                                                      1,459     1,796
Other Assets (Notes 6 and 15)                                                          11,794     4,956
Net Assets of Discontinued Operations (Note 7)                                              -     8,417
                                                                                     --------------------
Total                                                                                 $40,777   $38,536
---------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable (Note 16)                                                            $ 2,780   $ 1,929
Short-Term Borrowings and Capital Lease Obligations (Note 17)                           4,941     6,629
Income Taxes (Note 6)                                                                     359       130
Other Accrued Liabilities (Note 18)                                                     3,148     2,922
                                                                                     --------------------
     Total Current Liabilities                                                         11,228    11,610
Long-Term Borrowings and Capital Lease Obligations (Note 19)                            6,625     4,495
Other Liabilities (Note 20)                                                             7,872     7,640
Deferred Income Taxes (Note 6)                                                          1,660       430
                                                                                     --------------------
     Total Liabilities                                                                 27,385    24,175
                                                                                     --------------------
Minority Interests                                                                        517       407
                                                                                     --------------------
Stockholders' Equity (next page)
Preferred Stock, without par value--cumulative; 23,000,000 shares authorized;
issued at December 31:
     $4.50 Series--1,672,594 shares (callable at $120)                                    167       167
     $3.50 Series--700,000 shares (callable at $102)                                       70        70
Common Stock, $.30 par value; 1,800,000,000 shares authorized;
     Issued at December 31,1999--1,139,514,154; 1998--1,140,354,154                       342       342
Additional Paid-In Capital                                                              7,941     7,854
Reinvested Earnings                                                                    11,699     6,705
Accumulated Other Comprehensive Loss                                                     (133)     (432)
Common Stock Held in Trust for Unearned Employee Compensation and
Benefits (Flexitrust), at Market
     (Shares: December 31, 1999--7,342,245; 1998--14,167,867)                            (484)     (752)
Common Stock Held in Treasury at Cost
     (Shares: December 31, 1999--87,041,427)                                           (6,727)        -
                                                                                     --------------------
     Total Stockholders' Equity                                                        12,875    13,954
                                                                                     --------------------
Total                                                                                 $40,777   $38,536
=========================================================================================================

                              See pages 47-71 for Notes to Financial Statements.

                                    DuPont

                              FINANCIAL STATEMENTS                            45

        E.I. duPont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Stockholders' Equity (Notes 21 and 22)
(Dollars in millions, except per share)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Accumulated
                                                         Additional                   Other                               Total
                                    Preferred   Common    Paid-In    Reinvested   Comprehensive              Treasury  Stockholders'
                                      Stock     Stock     Capital     Earnings        Loss       Flexitrust    Stock     Equity
------------------------------------------------------------------------------------------------------------------------------------
1997
Balance January 1, 1997               $ 237     $ 347      $6,676      $ 4,931        $ (139)     $(1,459)   $      -    $10,593
                                      ------------------------------------------------------------------------------------------
Net Income                                                               2,405
Cumulative Translation Adjustment                                                       (130)
Minimum Pension Liability                                                                (28)
Total Comprehensive Income
Common Dividends ($1.23 per share)                                      (1,391)
Preferred Dividends                                                        (10)
Treasury Stock
  Acquisition                                                                                                 (1,747)
  Retirement                                       (8)       (193)      (1,546)                                1,747
Common Stock Issued
  Flexitrust                                                 (299)                                    419
  Businesses Acquired                               7       1,317
Compensation Plans                                            134
Adjustments to Market Value                                   356                                    (356)
                                      ------------------------------------------------------------------------------------------
Balance December 31, 1997             $ 237     $ 346      $7,991      $ 4,389        $ (297)     $(1,396)   $     -     $11,270
                                      ------------------------------------------------------------------------------------------
1998
Net Income                                                               4,480
Cumulative Translation Adjustment                                                        (23)
Minimum Pension Liability                                                               (112)
Total Comprehensive Income
Common Dividends ($1.365 per share)                                     (1,539)
Preferred Dividends                                                        (10)
Treasury Stock
  Acquisition                                                                                                   (704)
  Issuance/Retirement                              (4)        (85)        (615)                                  704
Common Stock Issued
  Flexitrust                                                 (279)                                    598
  Businesses Acquired                                           4
Compensation Plans                                            269
Adjustments to Market Value                                   (46)                                     46
                                      ------------------------------------------------------------------------------------------
Balance December 31, 1998             $ 237     $ 342      $7,854      $ 6,705        $ (432)     $  (752)   $     -     $13,954
                                      ------------------------------------------------------------------------------------------
1999
Net Income                                                               7,690
Cumulative Translation Adjustment                                                        172
Minimum Pension Liability                                                                 76
Net Unrealized Gains on Securities                                                        51
Total Comprehensive Income
Common Dividends ($1.40 per share)                                      (1,501)
Preferred Dividends                                                        (10)
Treasury Stock
  Acquisition                                                                                                (12,095)
  Businesses Acquired                                          (5)      (1,147)                                5,324
  Retirement                                                   (6)         (38)                                   44
Common Stock Issued
  Flexitrust                                                 (220)                                    427
Compensation Plans                                            159
Adjustments to Market Value                                   159                                    (159)
                                      ------------------------------------------------------------------------------------------
Balance December 31, 1999             $ 237     $ 342      $7,941      $11,699        $ (133)     $  (484)   $(6,727)    $12,875
                                      ==========================================================================================

----------------------------------------------------
                                           Total
                                       Comprehensive
                                          Income
----------------------------------------------------
1997
Balance January 1, 1997
Net Income                                $2,405
Cumulative Translation Adjustment           (130)
Minimum Pension Liability                    (28)
                                       ---------
Total Comprehensive Income                $2,247
                                       =========
Common Dividends ($1.23 per share)
Preferred Dividends
Treasury Stock
  Acquisition
  Retirement
Common Stock Issued
  Flexitrust
  Businesses Acquired
Compensation Plans
Adjustments to Market Value
Balance December 31, 1997
1998
Net Income                                $4,480
Cumulative Translation Adjustment            (23)
Minimum Pension Liability                   (112)
                                       ---------
Total Comprehensive Income                $4,345
                                       =========
Common Dividends ($1.365 per share)
Preferred Dividends
Treasury Stock
  Acquisition
  Issuance/Retirement
Common Stock Issued
  Flexitrust
  Businesses Acquired
Compensation Plans
Adjustments to Market Value
Balance December 31, 1998
1999
Net Income                                $7,690
Cumulative Translation Adjustment            172
Minimum Pension Liability                     76
Net Unrealized Gains on Securities            51
                                       ---------
Total Comprehensive Income                $7,989
                                       =========
Common Dividends ($1.40 per share)
Preferred Dividends
Treasury Stock
  Acquisition
  Businesses Acquired
  Retirement
Common Stock Issued
  Flexitrust
Compensation Plans
Adjustments to Market Value
Balance December 31, 1999

               See pages 47-71 for Notes to Financial Statements.

                                    DuPont

                              FINANCIAL STATEMENTS

        E.I. duPont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Cash Flows
(Dollars in millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             1999         1998            1997
                                                                                           ------------------------------------
Cash and Cash Equivalents at Beginning of Year                                             $1,434/1/    $1,004           $1,066
                                                                                           ------------------------------------
Cash Provided by Continuing Operations
Net Income                                                                                  7,690        4,480            2,405
Adjustments to Reconcile Net Income to Cash Provided by Continuing Operations:
  Net Income from Discontinued Operations                                                  (7,471)      (3,033)            (973)
  Extraordinary Charge from Early Retirement of Debt (Note 8)                                   -          275                -
  Depreciation                                                                              1,444        1,452            1,361
  Amortization of Goodwill and Other Intangible Assets                                        246          108               20
  Purchased In-Process Research and Development (Note 4)                                    2,250        1,443            1,478
  Other Noncash Charges and Credits--Net                                                      443         (319)             569
  Decrease (Increase) in Operating Assets:
    Accounts and Notes Receivable                                                             (21)        (580)            (783)
    Inventories and Other Operating Assets                                                   (384)         (74)            (355)
  Increase (Decrease) in Operating Liabilities:
    Accounts Payable and Other Operating Liabilities                                          185          254              (20)
    Accrued Interest and Income Taxes (Notes 3 and 6)                                         458          126              325
                                                                                           ------------------------------------
      Cash Provided by Continuing Operations                                                4,840        4,132            4,027
                                                                                           ------------------------------------
Investment Activities of Continuing Operations (Note 23)
Purchases of Property, Plant and Equipment                                                 (2,055)      (2,240)          (2,089)
Investments in Affiliates                                                                     (48)         (63)          (1,920)
Payments for Businesses (Net of Cash Acquired)                                             (5,073)      (3,282)          (1,238)
Proceeds from Sales of Assets                                                                 609          946              558
Net Proceeds from Sale of Interest in Petroleum Operations (Note 7)                             -        4,206                -
Net Decrease (Increase) in Short-Term Financial Instruments                                  (258)         131              115
Miscellaneous--Net                                                                             14          124              552
                                                                                           ------------------------------------
      Cash Used for Investment Activities of Continuing Operations                         (6,811)        (178)          (4,022)
                                                                                           ------------------------------------
Financing Activities
Dividends Paid to Stockholders                                                             (1,511)      (1,549)          (1,401)
Net Increase (Decrease) in Short-Term Borrowings                                           (3,244)       1,574            1,737
Long-Term and Other Borrowings:
  Receipts                                                                                  8,420        6,335            6,462
  Payments                                                                                 (5,612)      (8,966)          (5,562)
Acquisition of Treasury Stock (Note 21)                                                      (690)        (704)          (1,747)
Proceeds from Exercise of Stock Options                                                       168          257              116
Increase (Decrease) in Minority Interests                                                     105            -              (56)
                                                                                           ------------------------------------
      Cash Used for Financing Activities                                                   (2,364)      (3,053)            (451)
                                                                                           ------------------------------------
Net Cash Flow from Discontinued Operations/2/                                               4,475         (568)             483
Effect of Exchange Rate Changes on Cash                                                      (108)          97              (99)
                                                                                           ------------------------------------
Cash and Cash Equivalents at End of Year                                                   $1,466       $1,434/1/        $1,004
                                                                                           ------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                           $   32       $  430           $  (62)
------------------------------------------------------------------------------------------------------------------------------------


1 Includes cash and cash equivalents classified in the Consolidated Balance Sheet within "Net Assets of Discontinued Operations."

2 Includes payments of direct expenses related to the Conoco initial public offering and exchange transactions.

                              See pages 47-71 for Notes to Financial Statements.

                                    DuPont

                          NOTES TO FINANCIAL STATEMENTS                       47

                    (Dollars in millions, except per share)

1. Summary of Significant Accounting Policies.

DuPont observes the generally accepted accounting principles described below. These, together with the other notes that follow, are an integral part of the consolidated financial statements.

Basis of Consolidation

The accounts of wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Investments in affiliates owned 20 percent or more are accounted for under the equity method. Investments in companies owned less than 20 percent are accounted for under the cost method. Divestiture of the company's petroleum business was completed on August 6, 1999, and is reported as discontinued operations and discussed in Note 7.

Revenue Recognition

Sales are generally recorded when products are shipped or when services are rendered to customers.

Subsidiary Stock Transactions

Gains or losses arising from issuances by a subsidiary of its own stock are recorded as nonoperating items.

Inventories

Except for inventories of the recently acquired Pioneer business, substantially all inventories are valued at cost as determined by the last-in, first-out
(LIFO) method; in the aggregate, such valuations are not in excess of market. For Pioneer, inventories are valued at the lower of cost as determined by the first-in, first-out (FIFO) method or market.

Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower; cost is generally determined by the average cost method.

Property, Plant and Equipment

Property, plant and equipment (PP&E) is carried at cost and, when placed in service in 1995 or thereafter, is depreciated using the straight-line method. PP&E placed in service prior to 1995 is depreciated under the sum-of-the-years' digits method or other substantially similar methods. Substantially all equipment and buildings are depreciated over useful lives ranging from 15 to 25 years. Capitalizable costs associated with internal use of computer software are amortized on a straight-line basis over 5 to 7 years. When assets are surrendered, retired, sold or otherwise disposed of, their gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals.

Maintenance and repairs are charged to operations; replacements and betterments are capitalized.

Intangible Assets

Identifiable intangible assets such as purchased technology, patents and trademarks are amortized using the straight-line method over their estimated useful lives, generally for periods ranging from 5 to 40 years. Goodwill is amortized over periods up to 40 years using the straight-line method. The company continually evaluates the reasonableness of the useful lives of its intangibles.

Impairment of Long-Lived Assets

DuPont evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the projected cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for disposal costs.

Investment Securities

Marketable securities and other securities and investments are classified as available-for-sale and reported at fair value. Unrealized gains and losses are reported, net of their related tax effects, as a component of other comprehensive income in stockholders' equity until sold. At the time of sale, any gains or losses calculated by the specific identification method are recognized in other income. Other securities and investments for which market values are not readily available are carried at cost.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

                                    DuPont

48                          NOTES TO FINANCIAL STATEMENTS

                    (Dollars in millions, except per share)

Accrued liabilities do not include claims against third parties and are not discounted.

Costs related to environmental remediation are charged to expense. Other environmental costs are also charged to expense unless they increase the value of the property and/or mitigate or prevent contamination from future operations, in which case they are capitalized.

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

Foreign Currency Translation

The U.S. dollar is the "functional currency" of most of the company's worldwide continuing operations. For subsidiaries where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses, property, plant and equipment, and intangible assets, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end of period exchange rates, and the resultant translation adjustments are reported as a component of other comprehensive income in stockholders' equity. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses, net of their related tax effects, are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

Hedging and Trading Activities

The company routinely uses forward exchange contracts to hedge its net exposure, by currency, related to monetary assets and liabilities denominated in currencies other than the functional currency. Exchange gains and losses associated with these contracts, net of their related tax effects, are included in income in the period in which they occur and substantially offset the exchange gains and losses arising from remeasurement as described above. As a result, net exchange gains and losses are not expected to be material in amount.

The company selectively enters into forward exchange contracts and similar agreements to effectively convert firm foreign currency commitments to functional currency-denominated transactions. Gains and losses on these firm commitment hedges are deferred and included in the functional currency measurement of the related foreign currency-denominated transactions. Changes in the fair value of forward exchange contracts that do not qualify for hedge accounting treatment are reflected in income in the period the change occurs. Exchange losses associated with such contracts were $131 and $20 in 1999 and 1998, respectively.

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

                                    DuPont

                         NOTES TO FINANCIAL STATEMENTS                        49

                    (Dollars in millions, except per share)

Pioneer contracts with independent growers to produce finished seed inventory. Under these contracts, Pioneer compensates growers with bushel equivalents that are marketed to Pioneer for the market price of grain for a period of time following harvest. Pioneer uses derivative instruments such as commodity futures that have a very high correlation to the underlying commodity to hedge the commodity price risk involved in compensating growers. The hedge position gains or losses are accounted for as inventory costs and expensed as cost of goods sold when the associated crop inventory is sold.

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

Reclassifications

Certain reclassifications of prior years' data have been made to conform to 1999 classifications.

2. Other Income

---------------------------------------------------------------------------
                                                 1999       1998      1997
                                                ---------------------------
Royalty income 1                                $  289     $  159    $   64
Interest income, net of miscellaneous
 interest expense                                  185  2     112       131
Equity in earnings of affiliates (see Note 14)     135        278       643
Gains (losses) on sales of assets                  (30) 3     375  4     64
Miscellaneous income and
 expenses--net                                     395  5      57       103
                                                ---------------------------
                                                $  974     $  981    $1,005
===========================================================================

1 Increases principally reflect the change in DuPont's ownership interest of DuPont Pharmaceuticals.

2 Includes a $80 benefit related to recalculation of interest on federal tax refunds and liabilities.

3    Includes a $55 loss on formation of the DuPont Teijin Films joints venture.

4 Includes a $217 gain on the sale of substantially all of the company's remaining interest in CONSOL Energy Inc.

5 Includes a $336 gain associated with exchange DuPont's investment in WebMD for Healthon/WebMD, and a $131 exchange loss forward exchange contracts purchase in 1998 to lock in the U.S. dollar cost of the acquisition of Herberts.

3. Interest Expense

-----------------------------------------------------------
                                        1999   1998   1997
                                        -------------------
Interest incurred                       $ 642  $ 640  $ 469

Less: Interest capitalized                107    120     80
                                        -------------------
                                        $ 535  $ 520  $ 389
===========================================================

Interest paid (net of amounts capitalized) was $471 in 1999, $553 in 1998 and $324 in 1997.


4. Purchased In-Process Research and Development

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

                                    DuPont

50                        NOTES TO FINANCIALSTATEMENTS

                    (Dollars in millions, except per share)

In 1999 estimated charges of $2,186 and $64 were recorded in conjunction with the purchase of the remaining 80 percent interest in Pioneer Hi-Bred International, Inc. and the purchase of the global Herberts coatings business from Hoechst AG, respectively, based on preliminary allocations of purchase price.

In 1998 charges of $60 and $103 were recorded to revise the preliminary allocation for Protein Technologies International and the ICI polyester resins and intermediates businesses, respectively, upon revision of preliminary purchase price allocations for these acquisitions. In addition, a charge of $50 was recorded in conjunction with the 1998 acquisition of the ICI polyester films business based on preliminary allocations of the purchase price for this acquisition and a charge of $1,230 was recorded in conjunction with the 1998 purchase of Merck & Co.'s interest in The DuPont Merck Pharmaceutical Company, based on preliminary allocations of purchase price.

In 1997 a charge of $903 was recorded in conjunction with the purchase of a 20 percent interest in Pioneer. In addition, charges of $500 and $75 were recorded in conjunction with the purchase of Protein Technologies International and the ICI polyester resins and intermediates businesses, respectively, based on preliminary allocations of purchase price. See Note 23.


5. Employee Separation Costs and Write-down of Assets

During 1999 the company recorded a net charge of $524. Charges totaling $604 relate to restructuring and impairment activities in the following segments:
Agricultural & Nutrition - $169; Nylon Enterprise - $375; Polyester Enterprise - $60. These charges were partly offset by a net benefit of $80 to reflect changes in estimates related to restructuring and divestiture initiatives as discussed below under the respective prior years' activities.

1999 Activities

Agriculture & Nutrition

A restructuring program was instituted to address poor economic and intensely competitive market conditions for Crop Protection. Charges resulting from these restructuring activities totaled $124. This charge included $45 related to employee termination payments to be settled over time for approximately 800 employees involved in technical, manufacturing, marketing and administrative activities. At December 31, 1999, approximately $20 had been settled and charged against the related liability. Approximately 585 employees have been terminated and another 65 employees have accepted other work assignments within the company. The remaining restructuring charge of $79 principally relates to the write-down of operating facilities that were shut down in 1999 at Belle, West Virginia; Chambers Works, New Jersey; LaPorte, Texas; Mobile, Alabama; Japan; and Puerto Rico. The charge covers the net book value of the facilities ($64) and estimated dismantlement and removal costs less estimated proceeds from the sale of equipment and scrap ($15). Dismantlement and removal activities are expected to be completed in 2000. The effect on 1999 results of removing these facilities from operations was not material. Totalremaining reserve balances for this restructuring program are approximately $40 at December31, 1999.

An impairment charge of $45 was recorded to write off an intangible asset. The company had previously established an intangible asset related to the acquisition of exclusive rights to market a product under a long-term contract that included the purchase of stipulated minimum quantities. Due to significantly lower than expected sales, the company notified the supplier that it will not purchase the minimum quantity and therefore will forego the right to exclusively market the product.

Nylon Enterprise

Charges included an impairment of $252 for the write-down of a manufacturing facility in Singapore that will continue to operate. The Nylon Enterprise constructed a manufacturing plant designed to produce 250 million pounds of adipic acid annually. The company has made substantial efforts to resolve operational and technical problems that have plagued this facility. Despite these efforts, the plant continues to operate at significantly less than its design capacity. As a result, an impairment charge was recorded to write down the plant to its estimated fair value based on the present value of cash flows.

The company also announced its intent to withdraw from certain nylon ventures in the Asia Pacific region after it became apparent that these operations would not become profitable due to unfavorable market conditions. In connection with exiting the company's majority-owned subsidiary in India, a charge of $61 was recorded to write down assets to their estimated net realizable value pursuant to a sale agreement. The charge principally covers the net assets being sold and a contractual obligation associated with exiting this business. Definitive agreements were signed under which a third party will acquire the company's ownership interest and certain related manufacturing equipment. The company is currently operating this facility in trust for the buyer. In addition, the company

                                    DuPont

                         NOTES TO FINANCIAL STATEMENTS                        51

                     (Dollars in millions, except per share)


recorded a charge of $34 associated with its decision to withdraw from a joint venture in China due to depressed market conditions. The charge covers the write-off of the company's investment in this joint venture.

The company also recorded a charge of $28 associated with restructuring activities in Europe to modernize and consolidate sites. This included termination payments of $15 to about 120 employees involved principally in manufacturing activities at several locations. At December 31, 1999, approximately 20 employees had been terminated, and settlement charges against the reserve will begin in early 2000. Accordingly, the remaining reserve balance is $15 at December 31, 1999. Also included was $13 for a manufacturing facility in Germany that was shut down. The effect on 1999 operating results of this shutdown was not material.

Polyester Enterprise

A restructuring program was instituted to address poor economic and intensely competitive market conditions. Charges of $60 relate to employee separation costs to be settled over time for about 850 employees primarily engaged in manufacturing. At December 31, 1999, $27 in benefits has been charged against the related liability. Approximately 600 employees have been terminated and another 50 employees have accepted other work assignments within the company. Total remaining reserve balances are approximately $33 at December 31, 1999.


1998 Activities

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

These charges included $310 related to employee separation costs to be settled over time, substantially all of which were for estimated termination payments for approximately 4,100 employees, and were based on plans that identified the number of employees to be terminated, their functions and their businesses. As of December 31, 1999, about 4,000 employees have been terminated and the remaining employees have accepted other work assignments within the company thereby completing this program. About $257 in benefits has been charged against the related liability. A net benefit of $27 was recorded in 1999 to reflect changes in estimates related to this program principally in the following segments: Agriculture & Nutrition - $3; Nylon Enterprise - $14; Pigments & Chemicals -$4; Polyester Enterprise - $4. Total remaining reserve balances are approximately $26 at December 31, 1999.

The remaining charge of $267 related to write-downs of property, plant and equipment, principally due to the shutdown of excess production capacity. The charge covers the net book value of the facilities ($232) and estimated dismantlement and removal costs less estimated proceeds from the sale of equipment and scrap ($35). The largest component, $114, covers the shutdown of polyester manufacturing lines at Circleville, Ohio; Cooper River, South Carolina; Kinston, Cape Fear and Cedar Creek, North Carolina; and Luxembourg. In addition, $78 represents the shutdown of nylon manufacturing operations at Martinsville, Virginia; Doncaster, United Kingdom; and Bayswater, Australia. Other charges are principally attributable to the shutdown of manufacturing and other facilities within the Pigments & Chemicals and Other segments. The effect of these shutdowns on operating results was not material. All facilities have been shut down and approximately $21 in dismantlement and removal costs have been paid. A net benefit of $26 was recorded in 1999 to reflect changes in estimates related to this program principally in the Nylon Enterprise ($15) and Polyester Enterprise ($9) segments. The remaining reserve balance of approximately $19 at December 31, 1999, will be used to complete dismantlement and removal activities in 2000.

In the fourth quarter of 1998 the company also recorded a charge of $56 relating to the impairment of certain intangible assets held for use by the Pharmaceuticals segment when it was determined that future undiscounted cash flows associated with these assets were insufficient to recover their carrying value. The impaired assets principally represent the company's historical ownership interest in product rights and license agreements contributed in 1991 by Merck & Co. Inc. to The DuPont Merck Pharmaceutical Company. The assets were written down to fair value, which was determined on the basis of discounted cash flows.


1997 Activities

During 1997 DuPont and the Agfa-Gevaert Group (Agfa) signed an agreement under which Agfa would acquire DuPont's global graphic arts and offset printing plates businesses. Agfa agreed to purchase the company's inventory, manufacturing facilities in Germany and the United Kingdom, and provide employment to

                                    DuPont

52                       NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)


most of the 2,200 employees working in these businesses. A decision was made to dispose of these businesses, which are a component of the Other segment, after it became apparent that the company would not be a leader in this industry. In connection with the sale, the company recorded a charge of $340 in third quarter 1997. This included $233 to write down assets held for sale to their estimated net realizable value based on the agreement with Agfa, $53 for employee separation and other people related costs, and $54 to provide for other expenses associated with exiting these businesses. The 1997 loss from operations from these businesses was not material. The transaction closed during the first quarter of 1998. The number of people terminated was less than 250. Charges in 1999 reflect a $14 benefit due to a favorable adjustment of a reserve balance established in connection with the sale of this business. There are no outstanding reserve balances for this divestiture.

Other Activities

In 1999 the company also reflected a benefit of $13 due to favorable adjustment of reserve balances established in connection with the sale of Endo Laboratories and the Medical Products businesses. These adjustments resulted from lower than expected costs associated with exiting these businesses. There are no outstanding reserve balances for these divestitures.


6.  Provision for Income Taxes

--------------------------------------------------------------------------------
                                            1999          1998          1997
                                        ----------------------------------------
Current tax expense:
  U.S. federal                            $   536       $   526       $   841
  U.S. state and local                         14           (15)           45
  International                               480           447           398
                                        ----------------------------------------
    Total                                   1,030           958         1,284
                                        ----------------------------------------
Deferred tax expense:
  U.S. federal                                322          (129)          110
  U.S. state and local                         (4)           21             3
  International                                62            91           (43)
                                        ----------------------------------------
    Total                                     380           (17)           70
                                        ----------------------------------------
Provision for income taxes                  1,410           941         1,354
Stockholders' equity
  Stock compensation 1                        (55)          (82)          (96)
  Minimum pension liability 2                   7           (81)          (18)
  Net unrealized gains on securities 3         35             -             -

Extraordinary loss                              -           (74)            -

Discontinued operations                       153           195           921
                                        ----------------------------------------
Total                                     $ 1,550       $   899       $ 2,161
================================================================================

1 Represents tax benefit of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.
2 Represents deferred tax charge for minimum pension liability recorded in stockholders' equity. See Note 21.
3 Represents deferred tax charge associated with available-for-sale securities that are marked to market and recorded as a component of other comprehensive income in stockholders' equity. See Note 21.

Total income taxes paid on continuing operations worldwide were $1,015 in 1999, $782 in 1998 and $1,094 in 1997.

Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. The tax effects of temporary differences and tax loss/tax credit carryforwards included in the deferred income tax provision are as follows:

--------------------------------------------------------------------------------
                                             1999          1998           1997
                                           -------------------------------------
Depreciation                                 $120          $185           $96
Accrued employee benefits                      67            71            63
Other accrued expenses                         36            19             9
Inventories                                    31            54           (36)
Unrealized exchange gains (losses)            (10)          (11)           (6)
Investment in subsidiaries and
  affiliates                                   51           (73)          (38)
Amortization of intangibles                    32          (504)*          (2)
Other temporary differences                    74           158            61
Tax loss/tax credit carryforwards               3            35           (50)
Valuation allowance change -- net             (24)           49           (27)
                                           -------------------------------------
                                             $380          $(17)          $70
================================================================================

* Amortization of intangibles includes the write-off of in-process research and development for DuPont Pharmaceuticals, Polyester Films, and Polyester Resins & Intermediates.

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        53

                     (Dollars in millions, except per share)

The significant components of deferred tax assets and liabilities at December 31, 1999 and 1998, are as follows:

--------------------------------------------------------------------------------
                                          1999                    1998
                                  ----------------------------------------------
Deferred Tax                         Asset    Liability      Asset    Liability
--------------------------------------------------------------------------------
Depreciation                        $    -      $1,812      $    -      $1,578
Accrued employee benefits            3,098       1,149       3,075       1,143
Other accrued expenses                 457           2         454           3
Inventories                            253         329         278          63
Unrealized exchange gains               17           3           8           8
Tax loss/tax credit
  carryforwards                        125           -         118           -
Investment in subsidiaries
  and affiliates                        43          52          77          35
Amortization of intangibles            513       1,148         519         178
Other                                  336       1,149         227         921
                                  ----------------------------------------------
Total                               $4,842      $5,644      $4,756      $3,929
                                              ==========              ==========
Less: Valuation
  allowance                            204                     220
                                  ----------              ----------
Net                                 $4,638                  $4,536
================================================================================

Current deferred tax liabilities (included in the Consolidated Balance Sheet caption "Income Taxes") were $303 and $14 at December 31, 1999 and 1998, respectively. In addition, deferred tax assets of $463 and $406 were included in Other Assets at December 31, 1999 and 1998, respectively (see Note 15).

An analysis of the company's effective income tax rate follows:

--------------------------------------------------------------------------------
                                                1999        1998        1997
                                              ----------------------------------
Statutory U.S. federal income tax rate          35.0%       35.0%       35.0%
International operations                         4.2         2.0        (3.5)
Lower effective tax rate on export sales        (2.2)       (1.9)       (2.2)
In-process research and development*            46.6         1.7        17.9
Other--net                                      (0.2)       (0.8)        0.7
                                              ----------------------------------
Effective income tax rate                       83.4%       36.0%       47.9%
================================================================================

* Charges associated with the 1999 Pioneer transaction and the 1997 Pioneer and PTI transactions were not tax effected because these purchases were stock acquisitions rather than asset purchases. See Note 4.

Income from continuing operations before income taxes and minority interests shown following are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or international does not correspond to the earnings shown in the following table:

--------------------------------------------------------------------------------
                                               1999        1998        1997
                                            ------------------------------------
United States (including exports)             $  463      $1,388      $1,820
International                                  1,227       1,225       1,009
                                            ------------------------------------
                                              $1,690      $2,613      $2,829
================================================================================

At December 31, 1999, unremitted earnings of subsidiaries outside the United States totaling $6,666 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 1999, the tax effect of such carryforwards approximated $125. Of this amount, $72 has no expiration date and $46 expires after 2000 but before 2005 and $7 expires after 2005.


7. Discontinued Operations

On September 28, 1998, the company announced that the Board of Directors had approved a plan to divest the company's 100 percent-owned petroleum business (Conoco Inc.). On October 21, 1998, the company's interest in Conoco was reduced to 69.5 percent following an initial public offering of Conoco Class A common stock. On August 6, 1999, the company completed the planned divestiture through a tax-free split off whereby the company exchanged its 436,543,573 shares of Conoco Class B common stock for 147,980,872 shares of DuPont common stock. The company's consolidated financial statements and notes report its former petroleum business as discontinued operations. Prior periods have been restated.

Income from operations of discontinued business reflects Conoco's operations through September 30, 1998. Effective October 1, 1998, through August 6, 1999, Conoco's results are reported as part of gain on disposal of discontinued business, and include gains recognized by the company from completion of the Conoco exchange offer in 1999 and the IPO in 1998. For 1999, gain on disposal of discontinued business is $7,471 and includes income from Conoco's operations of $165. The gain on the exchange offer of $7,306 results from the difference between the market value and the carrying value of the Conoco Class B common shares, less direct expenses. The company did not recognize a deferred tax liability for the difference between the

                                     DuPont

54                       NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)


book basis and tax basis of its investment in Conoco's common stock because this basis difference was not subject to tax. For 1998 gain on disposal of discontinued business is $2,439. This includes a loss from Conoco's operations of $147 (after a tax benefit of $116) and reflects nonrecurring charges of $164; principally $127 for compensation expense for options granted by Conoco in substitution for DuPont options held by Conoco employees, $69 for employee separation costs and property impairments, partially offset by $32 of asset sales. In addition, net gain from sale of stock by subsidiary includes charges of $40 that are a direct result of the decision to divest Conoco. Also, 1998 results of income from operations of discontinued business includes a $31 tax benefit related to the sale of an international subsidiary, partly offset by a $28 litigation accrual in the United States. The year ended December 31, 1997, includes charges of $112 for impairment of nonrevenue producing properties and $55 for a write-down of an office building held for sale, substantially offset by a $161 gain on the sale of certain North Sea producing and exploration properties.

--------------------------------------------------------------------------------
Income from operations of
discontinued business                      1999          1998 1          1997
--------------------------------------------------------------------------------
Net sales                                      -        $14,446        $20,990
Income before income taxes and
  minority interests 2                         -            921          1,918
Provision for income taxes                     -            311            921
Minority interests                             -             16             24
                                         ---------------------------------------
Income from operations,
  net of Income taxes                          -        $   594        $   973
================================================================================

1    1998 results are nine months ended September 30, 1998.
2 Includes net interest expense allocations (based on the ratio of net assets of discontinued operations to consolidated net assets plus debt) of $240 through September 30, 1998, and $248 for 1997.

--------------------------------------------------------------------------------
Gain on disposal of discontinued business               1999 1         1998 2
--------------------------------------------------------------------------------
Net sales                                              $12,015        $ 4,737
Income (loss) before income taxes and minority
  interests 3                                              453           (308)
Provision (benefit) for income taxes                       164           (116)
Minority interests                                         124            (45)
                                                     ---------------------------
Income (loss) from operations, net of income
  taxes                                                    165           (147)
Net gain from exchange offer                             7,306              -
Net gain from sale of stock by subsidiary                    -          2,586
                                                     ---------------------------
Gain on disposal of discontinued business,
  net of income taxes                                  $ 7,471        $ 2,439
================================================================================

1    Through August 6, 1999.
2    Three months ended December 31, 1998.
3 Includes interest expense allocation (based on specific debt to be assumed) of $93 for both 1999 and 1998. Conoco repaid this debt in second quarter 1999.

--------------------------------------------------------------------------------
Net assets of discontinued operations                    1999            1998
--------------------------------------------------------------------------------
December 31
Cash and cash equivalents                                    -        $    375
Other current assets                                         -           2,864
Property, plant and equipment - net                          -          11,438
Other assets                                                 -           2,011
Current liabilities                                          -          (2,473)
Other liabilities                                            -          (4,115)
Minority interests                                           -          (1,683)
                                                       -------------------------
  Net assets of discontinued operations                      -        $  8,417
================================================================================

Net assets of discontinued operations reflects divestiture of Conoco Inc. in the third quarter 1999. See Note 26 regarding contingent tax liabilities.


8. Extraordinary Charge from Early Extinguishment of Debt

In September 1998 the company redeemed various outstanding notes and debentures with an aggregate principal value of $1,633. The extraordinary charge of $201, net of a tax benefit of $74, principally represents call premium and unamortized discount. The effective income tax rate of 26.9 percent reflects the mix of U.S. and international operations.


9. Earnings Per Share of Common Stock

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The numerator for both income from continuing operations and net income is reduced by preferred dividends of $10. For diluted earnings per share, the numerator is adjusted to recognize reduced share of earnings assuming options in subsidiary company stock are exercised if the effect of this adjustment is dilutive. For 1998 this effect was anti-dilutive. The denominator is based on the following weighted-average number of common shares and includes the additional common shares that would have been outstanding if potentially dilutive common shares had been issued:

--------------------------------------------------------------------------------
                           1999                 1998                 1997
                     -----------------------------------------------------------
Basic                  1,084,537,228        1,128,826,525        1,130,755,483
Diluted                1,097,970,329        1,145,347,028        1,149,803,450
================================================================================

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        55

                     (Dollars in millions, except per share)


Average stock options of 4,453,943, 5,527,629 and 4,930,300 are not included in the diluted earnings per share calculation for the years 1999, 1998 and 1997, respectively.

Shares held by the Flexitrust and treasury stock are not considered as outstanding in computing the weighted-average number of common shares. See Notes 21 and 22.


10. Cash and Cash Equivalents and Marketable Securities

Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value because of the short maturity of these instruments. Cash and cash equivalents are used in part to support a portion of the company's commercial paper program.

Marketable securities represent investments in fixed and floating rate financial instruments with maturities of twelve months or less from time of purchase. They are classified as available-for-sale securities and reported at fair value.


11.  Accounts and Notes Receivable

--------------------------------------------------------------------------------
December 31                                                1999          1998
--------------------------------------------------------------------------------
Trade--net of allowances of $177 in 1999
  and $101 in 1998                                        $4,509        $3,591
Miscellaneous                                                809           610
                                                        ------------------------
                                                          $5,318        $4,201
================================================================================

Accounts and notes receivable are carried at amounts that approximate fair value and include $146 for 1999 and $109 for 1998 due from equity affiliates.

See Note 28 for a description of business segment markets and associated concentrations of credit risk.


12.  Inventories

--------------------------------------------------------------------------------
December 31                                                1999          1998
--------------------------------------------------------------------------------
Finished products                                         $3,322        $2,209
Semifinished products                                      1,518           836
Raw materials and supplies                                   823           749
                                                        ------------------------
Total                                                      5,663         3,794
Less: Adjustment of inventories to a last-in,
  first-out (LIFO) basis                                     606           665
                                                        ------------------------
                                                          $5,057        $3,129
================================================================================

Inventory values before LIFO adjustment are generally determined by the average cost method, which approximates current cost. Excluding Pioneer, inventories valued under the LIFO method comprised 80 percent and 88 percent of consolidated inventories before LIFO adjustment at December31, 1999 and 1998, respectively. Pioneer inventories of $1,637 at December 31, 1999, are valued under the FIFO method. In accordance with purchase accounting rules, these inventories include a $757 adjustment above Pioneer's pre-acquisition historical cost so that they are reported at estimated fair value.


13.  Property, Plant and Equipment

--------------------------------------------------------------------------------
December 31                                                1999          1998
--------------------------------------------------------------------------------
Buildings                                                $ 4,622       $ 3,889
Equipment                                                 28,764        28,485
Land                                                         494           288
Construction                                               1,536         2,066
                                                       -------------------------
                                                         $35,416       $34,728
================================================================================

Property, plant and equipment includes gross assets acquired under capital leases of $146 and $120 at December 31, 1999 and 1998, respectively; related amounts included in accumulated depreciation were $57 and $56 at December 31, 1999 and 1998, respectively.


14. Summarized Financial Information for Affiliated Companies

Summarized combined financial information for affiliated companies for which the equity method of accounting is used (see Note 1, Basis of Consolidation) is shown on a 100 percent basis. The most significant of these affiliates at December 31, 1999, are DuPont Dow Elastomers LLC and DuPont Teijin Films, both of which are owned 50 percent by DuPont. The joint venture with Teijin was formed on December 31, 1999. Dividends received from equity affiliates were $168 in 1999, $239 in 1998 and $676 in 1997.

                                     DuPont

56                       NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)

-------------------------------------------------------------------------------
                                                  Year Ended December 31
                                             ----------------------------------
Results of operations                          1999 1     1998 2      1997
-------------------------------------------------------------------------------
Sales 3                                        $6,512     $8,656     $7,778
Earnings before income taxes                      400        863      1,166
Net income                                        249        689      1,027
                                             ----------------------------------
DuPont's equity in earnings of affiliates
  Partnerships 4                               $  114     $  162     $  493 5
  Corporate joint ventures (after
    income taxes)                                  21        116        150
                                             ----------------------------------
                                               $  135     $  278     $  643
===============================================================================

1 Effective October 1, 1999, DuPont purchased the remaining 80 percent interest in Pioneer and results are fully consolidated.
2 Effective July 1, 1998, DuPont purchased Merck's 50 percent interest in DuPont Merck and results are fully consolidated. Effective November 5, 1998, substantially all of DuPont's 50 percent interest in CONSOL Energy Inc. was sold.
3    Includes sales to DuPont of $572 in 1999, $614 in 1998 and $685 in 1997.
4    Income taxes are reflected in the company's provision for income tax.
5 Includes a benefit of $115 from the gain on the sale by DuPont Merck of its generic and multisource product lines.

--------------------------------------------------------------------------------
Financial position at December 31                          1999          1998
--------------------------------------------------------------------------------
Current assets                                            $3,241        $3,428
Noncurrent assets                                          3,658         3,838
                                                        ------------------------
  Total assets                                            $6,899        $7,266
                                                        ------------------------
Short-term borrowings*                                    $1,293        $1,022
Other current liabilities                                  1,424         1,569
Long-term borrowings*                                        802           679
Other long-term liabilities                                  174           231
                                                        ------------------------
  Total liabilities                                       $3,693        $3,501
                                                        ------------------------
DuPont's investment in affiliates
  (includes advances)                                     $1,459        $1,796
================================================================================

* DuPont's pro rata interest in total borrowings was $1,013 in 1999 and $705 in 1998 of which $464 in 1999 and $207 in 1998 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 26.


15.  Other Assets

--------------------------------------------------------------------------------
December 31                                                1999          1998
--------------------------------------------------------------------------------
Prepaid pension cost                                     $ 1,452       $ 1,362
Goodwill - net of accumulated amortization
  of $97 in 1999 and $69 in 1998                           3,829 1         317
Intangible assets - net of accumulated amortization
  of $403 in 1999 and $156 in 1998                         4,895 2       2,249
Other securities and investments                             565 3          84
Deferred income taxes (see Note 6)                           463           406
Miscellaneous                                                590           538
                                                       -------------------------
                                                         $11,794       $ 4,956
================================================================================

1 Includes $2,608 of goodwill before amortization related to the acquisition of the remaining 80 percent interest in Pioneer and $758 related to the acquisition of Herberts. These amounts are being amortized over 40 years and 20 years, respectively.
2 Includes $2,159 of intangible assets before amortization related to the acquisition of the remaining 80 percent interest in Pioneer and $78 related to the acquisition of Herberts. Intangibles, principally purchased technology, are amortized over their estimated useful lives. Useful lives for Pioneer and Herberts range from 10 years to 40 years and 7 years to 20 years, respectively.
3 Includes equity securities classified as available-for-sale with an original cost of $425 and a fair value of $511 as of December 31, 1999. During 1999 gross unrealized holding gains were $129 and gross unrealized holding losses were $43. The remainder principally represents numerous small investments in securities for which there are no quoted market prices and for which it is not practicable to determine fair value. Such securities are reported at cost.


16.  Accounts Payable

--------------------------------------------------------------------------------
December 31                                                1999          1998
--------------------------------------------------------------------------------
Trade                                                     $1,844        $1,206
Payables to banks                                            181           162
Compensation awards                                          180           216
Miscellaneous                                                575           345
                                                        ------------------------
                                                          $2,780        $1,929
================================================================================

Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts shown above approximate fair value because of the short maturity of these obligations.


17.  Short-Term Borrowings and Capital Lease Obligations

--------------------------------------------------------------------------------
December 31                                                1999          1998
--------------------------------------------------------------------------------
Commercial paper                                          $3,457        $5,978
Non-U.S. bank borrowings                                     267           180
Medium-term notes payable within one year                    779           140
Long-term borrowings payable within one year                 300           300
6.25% Swiss franc notes due 2000*                            103             -
Industrial development bonds payable on demand                26            26
Capital lease obligations                                      9             5
                                                        ------------------------
                                                          $4,941        $6,629
================================================================================

* Represents notes denominated as 150 million Swiss francs with a 6.25 percent Swiss franc fixed interest rate. Concurrent with the issuance of these notes, the company entered into an interest and principal currency swap that effectively established a $103 fixed principal amount with a 6.9 percent U.S. dollar fixed interest rate.

The estimated fair value of the company's short-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        57

                     (Dollars in millions, except per share)


offered to the company for debt of the same remaining maturities, was $5,000 and $6,700 at December 31, 1999 and 1998, respectively. The change in estimated fair value in 1999 was primarily due to changes in short-term borrowing levels.

Unused short-term bank credit lines were approximately $5,300 and $7,400 at December 31, 1999 and 1998, respectively. These lines support short-term industrial development bonds, a portion of the company's commercial paper program and other borrowings.

The weighted-average interest rate on short-term borrowings outstanding at December 31, 1999 and 1998, was 6.0 percent and 5.4 percent, respectively.

18.  Other Accrued Liabilities

--------------------------------------------------------------------------------
December 31                                                1999          1998
--------------------------------------------------------------------------------
Payroll and other employee-related costs                  $  760        $  744
Accrued postretirement benefits cost (see Note 24)           361           302
Miscellaneous                                              2,027         1,876
                                                        ------------------------
                                                          $3,148        $2,922
================================================================================


19.  Long-Term Borrowings and Capital Lease Obligations

--------------------------------------------------------------------------------
December 31                                                1999          1998
--------------------------------------------------------------------------------
U.S. dollar:
  Industrial development bonds due 2007-2029              $  336        $  309
  Medium-term notes due 2001-2048 1                          635           653
  9.15% notes due 2000                                         -           301
  6.50% notes due 2002                                       499           499
  6.75% notes due 2002                                       300           300
  8.00% notes due 2002                                       251           252
  8.50% notes due 2003 2                                     140           141
  6.75% notes due 2004                                       997             -
  8.13% notes due 2004                                       331           331
  8.25% notes due 2006                                       282           282
  6.75% notes due 2007                                       499           499
  5.88% notes due 2009 3                                     398             -
  6.88% notes due 2009                                       987             -
  8.25% debentures due 2022                                   49            49
  7.95% debentures due 2023                                   38            38
  6.50% debentures due 2028                                  298           298
  7.50% debentures due 2033                                   23            23
6.25% Swiss franc notes due 2000 4                             -           103
Other loans (various currencies)
  due 2001-2009                                              492           363
Capital lease obligations                                     70            54
                                                        ------------------------
                                                          $6,625        $4,495
================================================================================

1    Average interest rates at December 31, 1999 and 1998, were 6.3 percent and
     6.4 percent, respectively.
2 The company entered into an interest rate swaption agreement as part of the program to manage the fixed and floating interest rate mix of total borrowings. The agreement gives the swaption counterparty the one-time option to put the company into an interest rate swap with a notional amount of $300, whereby the company would, over the remaining term of the note, receive fixed rate payments essentially equivalent to the fixed interest rate of the underlying note, and pay the counterparty a floating rate of interest essentially equivalent to the rate the company pays on its commercial paper. If exercised, the swaption would effectively convert the note to a floating rate obligation over the remaining maturity of the note. The premium received from the counterparty for this swaption is being amortized to income, using the effective interest method, over the remaining maturity of the note. The interest rate swaption agreement was reduced to a notional amount of $141 in September 1998. The fair value of the swaption at December 31, 1999 and 1998, was not material.
3 The company entered into interest rate swap agreements as part of the program to manage the fixed and floating interest rate mix of total borrowings. The agreements, totaling a notional amount of $400, put the company into an interest rate swap, whereby the company, over the remaining term of the note, will receive a fixed rate payment equivalent to the fixed interest rate of the underlying note, and pay a floating rate of interest that is reset semiannually based on six month U.S. Dollar LIBOR. The fair value of the swaps at December 31, 1999, was $(36).
4 Represents notes denominated as 150 million Swiss francs with a 6.25 percent Swiss franc fixed interest rate. Concurrent with the issuance of these notes, the company entered into an interest and principal currency swap that effectively established a $103 fixed principal amount with a 6.9 percent U.S. dollar fixed interest rate.

Average interest rates on industrial development bonds and on other loans (various currencies) were 6.0 percent and 6.4 percent, respectively, at December 31, 1999, and 6.1 percent and 7.0 percent at December 31, 1998, respectively.

Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 2000, are $146, $1,214, $375 and $1,361 for the years 2001, 2002, 2003 and 2004, respectively.

The estimated fair value of the company's long-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities was $6,600 and $4,900 at December 31, 1999 and 1998, respectively. The change in estimated fair value in 1999 was primarily due to changes in borrowing levels.

                                    DuPont

58                       NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)


20. Other Liabilities

--------------------------------------------------------------------------------
December 31                                                1999          1998
--------------------------------------------------------------------------------
Accrued postretirement benefits cost                      $5,470        $5,555
Reserves for employee-related costs                          906           921
Miscellaneous                                              1,496         1,164
                                                        ------------------------
                                                          $7,872        $7,640
================================================================================


21. Stockholders' Equity

In January 1997 the company approved plans to purchase and retire up to 20 million shares of common stock to offset dilution resulting from shares issued under its compensation programs. In 1997 the company spent $327 to purchase and retire 5,833,100 shares of DuPont common stock under this program. In 1998 the company spent $769 to purchase 12,814,162 shares, of which 6 million shares were purchased in a private placement transaction. Under the terms of this private placement agreement, the final settlement payment resulted in the issuance of 333,862 treasury shares valued at $20. In 1998, 12,480,300 shares were retired. In 1999 the company spent $44 to purchase and retire 840,000 shares.

In 1997, 509,778 shares were issued for 100 percent of the capital stock of Pfister Hybrid Corn Company. Also in 1997, 22.5 million shares were issued for 100 percent of the capital stock of Protein Technologies International (PTI). Immediately subsequent to the PTI transaction, 22.5 million shares were repurchased for $1,420 ($63.13 a share) in two private placement transactions. The purchase price for one transaction for 16 million shares was subject to adjustment under terms of the private placement agreement. The company received $65 in 1998 as a final settlement payment associated with this transaction. The remaining 6.5 million shares were purchased from the DuPont Pension Trust Fund for $410. Also in 1998, 72,326 shares valued at $4 were issued for final settlement of 1997 acquisitions, principally PTI.

In August 1999 DuPont shareholders tendered 147,980,872 shares of DuPont common stock in exchange for Conoco Class B shares. The company also bought back 8 million shares for $646 from non-U.S. persons who were not eligible to participate in the tender offer. These shares were held as treasury shares. In October the company issued 68,612,135 treasury shares as part of the cash and stock acquisition of the remaining 80 percent interest in Pioneer. Also in October 327,310 treasury shares were issued as part of the cash and stock acquisition of worldwide intellectual property rights from ImaRx.

Additional paid-in capital (compensation plans) includes $85, $66 and $38 at December 31, 1999, 1998 and 1997, respectively, related to amounts accrued for variable options.

Shares held by the Flexitrust are used to satisfy existing employee compensation and benefit programs.

Set forth below is a reconciliation of common stock share activity for the three years ended December 31, 1999:

-------------------------------------------------------------------------------
Shares of common stock                                      Held In
                                               --------------------------------
                                  Issued          Flexitrust       Treasury
-------------------------------------------------------------------------------
Balance January 1, 1997        1,158,085,450     (30,991,590)              -
-------------------------------------------------------------------------------
Businesses acquired               23,009,778
Issued                                             7,745,843
Treasury stock
  Acquisition                                                    (28,333,100)
  Retirement                     (28,333,100)                     28,333,100
-------------------------------------------------------------------------------
Balance December 31, 1997      1,152,762,128     (23,245,747)              -
-------------------------------------------------------------------------------
Businesses acquired                   72,326
Issued                                             9,077,880         333,862
Treasury stock
  Acquisition                                                    (12,814,162)
  Retirement                     (12,480,300)                     12,480,300
-------------------------------------------------------------------------------
Balance December 31, 1998      1,140,354,154     (14,167,867)              -
-------------------------------------------------------------------------------
Issued                                             6,825,622
Treasury stock
  Acquisition                                                   (156,820,872)
  Businesses acquired                                             68,939,445
  Retirement                        (840,000)                        840,000
-------------------------------------------------------------------------------
Balance December 31, 1999      1,139,514,154      (7,342,245)    (87,041,427)
===============================================================================

The pretax, tax and after-tax effects of the components of other comprehensive income (loss) are shown below:

--------------------------------------------------------------------------------
Other comprehensive income (loss)          Pretax          Tax         After-tax
                                          --------------------------------------

1999

Cumulative translation adjustment           $ 172         $   -         $ 172
Minimum pension liability adjustment           83            (7)           76
Net unrealized gains on securities             86           (35)           51
                                          --------------------------------------
Other comprehensive income (loss)           $ 341         $ (42)        $ 299
                                          --------------------------------------

1998

Cumulative translation adjustment           $ (23)        $   -         $ (23)
Minimum pension liability adjustment         (193)           81          (112)
                                          --------------------------------------
Other comprehensive income (loss)           $(216)        $  81         $(135)
                                          --------------------------------------

1997

Cumulative translation adjustment           $(130)        $   -         $(130)
Minimum pension liability adjustment          (46)           18           (28)
                                          --------------------------------------
Other comprehensive income (loss)           $(176)        $  18         $(158)
================================================================================

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        59

                     (Dollars in millions, except per share)


Balances of related after-tax components comprising accumulated other comprehensive loss are summarized below:

--------------------------------------------------------------------------------
Accumulated other comprehensive loss            1999        1998        1997
--------------------------------------------------------------------------------
December 31
Foreign currency translation adjustment        $  (4)      $(176)      $(153)
Minimum pension liability adjustment*           (180)       (256)       (144)
Net unrealized gains on securities                51           -           -
                                             -----------------------------------
                                               $(133)      $(432)      $(297)
================================================================================

*    Includes $0, $79 and $25 for Conoco for 1999, 1998 and 1997, respectively.


22. Compensation Plans

From time to time, the Board of Directors has approved the adoption of worldwide Corporate Sharing Programs. Under these programs, essentially all employees have received a one-time grant to acquire shares of DuPont common stock at the market price on the date of grant. Option terms are "fixed" and options are generally exercisable one year after date of grant and expire 10 years from date of grant. There are no additional shares that may be subject to option under existing programs.

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

The maximum number of shares that may be subject to option for any consecutive five-year period is 72 million shares. Subject to this limit, additional shares that may have been made subject to options were 57,203,985 for 1999, 60,949,492 for 1998 and 56,842,462 for 1997.

Awards for 1999 under the DuPont Stock Performance Plan (granted to key employees in 2000) consisted of 5,753,065 fixed options to acquire DuPont common stock at the market price ($61.00 per share) on the date of grant. These options vest over a three-year period and, except for the last six months of the 10-year option term, are exercisable when the market price of DuPont common stock exceeds the option grant price by 20 percent.

The following table summarizes activity for fixed and variable options for the last three years:

--------------------------------------------------------------------------------
                                  Fixed                      Variable
                       ---------------------------------------------------------
                           Number       Weighted-      Number       Weighted-
                             of          Average         of          Average
                           Shares         Price        Shares         Price
--------------------------------------------------------------------------------
January 1, 1997          49,366,128      $25.73              -            -
--------------------------------------------------------------------------------
Granted                  22,937,612      $52.82      4,926,900       $52.66
Exercised                 9,719,982      $24.47              -            -
Forfeited                 1,373,884      $47.85         95,600       $52.50
--------------------------------------------------------------------------------
December 31, 1997        61,209,874      $35.58      4,831,300       $52.66
--------------------------------------------------------------------------------
Granted                   5,697,539      $59.96        101,000       $64.90
Reclassified              2,387,650      $52.51     (2,387,650)      $52.51
Exercised                 8,345,303      $33.70              -         -
Forfeited 1               8,786,328      $39.74        629,800       $52.50
--------------------------------------------------------------------------------
December 31, 1998        52,163,432      $38.62      1,914,850       $53.55
--------------------------------------------------------------------------------
Granted 2                 8,683,066      $49.59              -            -
Exercised                 6,337,300      $29.42              -            -
Forfeited                   342,176      $48.87              -            -
--------------------------------------------------------------------------------
December 31, 1999        54,167,022      $41.39      1,914,850       $53.55
================================================================================

1    Includes both forfeitures and those options cancelled as part of the Conoco
     IPO.
2 Includes options granted in exchange for outstanding vested options under Pioneer's employee stock option plan.

Options exercisable and weighted-average exercise price at the end of the last three years and the weighted-average fair value of options granted are as follows:

--------------------------------------------------------------------------------
                                        1999           1998           1997
                                   ---------------------------------------------
Fixed Options:
  Number of shares at year-end       45,117,694     47,462,223     40,037,649
  Weighted-avg. price at year-end        $38.20         $36.54         $26.50
  Weighted-avg. fair value of
    options granted during year          $19.44         $14.30         $12.91
--------------------------------------------------------------------------------
Variable Options:
  Number of shares at year-end                -              -              -
  Weighted-avg. price at year-end             -              -              -
  Weighted-avg. fair value of
    options granted during year               -         $15.79         $13.08
================================================================================

                                     DuPont

60                       NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)


The fair value of options granted is calculated using the Black-Scholes option pricing model. Assumptions used were as follows:

--------------------------------------------------------------------------------
                               1999              1998                1997
                       ---------------------------------------------------------
                         Fixed  Variable    Fixed  Variable    Fixed    Variable
                       ---------------------------------------------------------
Dividend yield            3.2%      _        2.1%     2.1%      2.2%      2.2%
Volatility               23.4%      _       19.8%    19.9%     18.8%     18.6%
Risk-free
  interest rate           5.3%      _        5.5%     5.6%      6.4%      6.4%
Expected life
  (years)                 5.3       _        5.7      5.8       5.6       5.7
================================================================================

The following table summarizes information concerning currently outstanding and exercisable options:

--------------------------------------------------------------------------------
                                 Exercise    Exercise    Exercise     Exercise
                                   Price       Price       Price       Price
                                  $18.00-     $27.75-     $42.25-     $63.47-
December 31, 1999                 $27.00      $41.63      $63.38      $82.09
--------------------------------------------------------------------------------
Fixed Options
  Options outstanding           12,681,913  12,900,712  27,402,763   1,181,634
  Weighted-avg. remaining
    contractual life (years)           2.6         5.4         7.6         8.3
  Weighted-avg. price               $22.03      $31.07      $53.80      $74.07
  Options exercisable           12,681,913  12,900,712  19,385,042     150,027
  Weighted-avg. price               $22.03      $31.07      $53.26      $73.83
--------------------------------------------------------------------------------
Variable Options
  Options outstanding                    -           -   1,826,850      88,000
  Weighted-avg. remaining
    contractual life (years)             -           -         7.1         7.9
  Weighted-avg. price                    -           -      $52.79      $69.07
  Options exercisable                    -           -           -           -
  Weighted-avg. price                    -           -           -           -
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

The pro forma disclosures are not representative of the effects on net income and earnings per share in future years.

--------------------------------------------------------------------------------
Pro forma net income and
earnings per share                          1999          1998          1997
--------------------------------------------------------------------------------
Net income
  As reported                              $7,690        $4,480        $2,405
  Pro forma                                $7,683        $4,584        $2,206
Earnings per share - basic
  As reported                              $ 7.08        $ 3.96        $ 2.12
  Pro forma                                $ 7.08        $ 4.05        $ 1.94
Earnings per share - diluted
  As reported                              $ 6.99        $ 3.90        $ 2.08
  Pro forma                                $ 6.99        $ 3.99        $ 1.91
================================================================================

Compensation expense recognized in income for stock-based employee compensation awards was $71 ($53 excluding Conoco) for 1999, $174 ($15 excluding Conoco) for 1998 and $65 ($40 excluding Conoco) for 1997.

Awards under the company's Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, with consideration being given to ability to succeed to more important managerial responsibility. Such awards were $188 for 1999, $182 for 1998 and $268 ($223 excluding Conoco) for 1997. Amounts credited to the Variable Compensation Fund are dependent on company earnings and are subject to maximum limits as defined by the plan. The amounts credited to the fund were $180 in 1999, $188 in 1998 and $265 ($221 excluding Conoco) in 1997. Awards made and amounts credited under the Variable Compensation Plan for 1999 relate solely to employees of continuing operations. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 1,051,038 shares of common stock are awaiting delivery from awards for 1999 and prior years.


23. Investment Activities

On October 1, 1999, the company acquired the approximately 80 percent of Pioneer Hi-Bred International not previously owned by the company for $7,691 consisting of $3,422 cash payments for the purchase of Pioneer common shares, $4,154 representing the fair value of 68,612,135 shares of DuPont common stock issued in exchange for Pioneer common shares, $81 representing 80 percent of the fair value of options to purchase DuPont common stock issued in exchange for the outstanding vested options to purchase Pioneer common stock under Pioneer's employee stock option plan, and estimated direct acquisition costs and expenses of $34. The purchase price specified in the merger agreement with Pioneer was not subject to contingent payments,

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        61

                     (Dollars in millions, except per share)


options or commitments. The business of Pioneer is the broad application of the science of genetics. Pioneer develops, produces, and markets hybrids of corn, sorghum, and sunflowers; varieties of soybeans, alfalfa, wheat, and canola; and microorganisms useful in crop and livestock production.

The acquisition is being accounted for as a purchase. The preliminary allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values is as follows: current assets $2,104; noncurrent assets $5,536; in-process research and development $2,186; current liabilities $954; long term borrowings $163; other liabilities $179; deferred income taxes $833; and minority interests $6. Noncurrent assets includes $2,608 of goodwill, which is being amortized over 40 years.

From September 30, 1997 through September 30, 1999, the company accounted for its approximate 20 percent ownership interest in Pioneer under the equity method. Pioneer's results were fully consolidated beginning October 1, 1999. The following unaudited pro forma data presents information as if the approximately 80 percent of Pioneer acquired on October 1, 1999, had been acquired as of January 1, 1999 and 1998, respectively. The unaudited pro forma data give effect to actual operating results of Pioneer prior to the acquisition, adjusted to include the estimated effects of DuPont stock and options issued, interest expense, amortization of identifiable intangibles and goodwill, and income taxes. The 1998 unaudited pro forma income from continuing operations and net income data includes a $2,186 charge for purchased in-process research and development. Pro forma sales include $373 in 1999 and $386 in 1998 resulting from consolidated reporting of the company's historical approximate 20 percent equity method investment in Pioneer and its Optimum joint venture with Pioneer. Under purchase accounting, inventories at the date of acquisition are recorded at their estimated fair value, which is higher than Pioneer's historical cost. Under the FIFO method used by Pioneer, a nonrecurring charge equal to the excess of fair value over Pioneer's historical cost of inventory will be charged to cost of goods sold as the acquired inventories are sold. Pro forma income from continuing operations and net income for 1999 and 1998 exclude the estimated $360 nonrecurring charge that is expected to be recorded in the 12-month period immediately following the acquisition as a result of this inventory accounting requirement. The unaudited pro forma data does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies.

--------------------------------------------------------------------------------
Unaudited Pro forma:                                      1999           1998
                                                      --------------------------
Sales                                                   $28,708        $26,619
================================================================================
Income (loss) from Continuing Operations                $   290        $  (621)
Income and gains on Discontinued Operations               7,471          3,033
Extraordinary loss                                            -           (201)
                                                      --------------------------
Net Income                                              $ 7,761        $ 2,211
================================================================================
Earnings (loss) per share
  Basic
    Continuing Operations                               $  0.26        $ (0.52)
    Discontinued Operations                                6.57           2.54
    Extraordinary loss                                        -          (0.18)
                                                      --------------------------
    Net Income                                          $  6.83        $  1.84
  Diluted
    Continuing Operations                               $  0.25        $ (0.52)
    Discontinued Operations                                6.49           2.51
    Extraordinary loss                                        -          (0.18)
                                                      --------------------------
    Net Income                                          $  6.74        $  1.81
================================================================================

On February 26, 1999, the company purchased the global Herberts coatings business from Hoechst AG for a cash payment of $1,588, acquisition related costs of $11, and assumed debt of $113. For accounting purposes, the acquisition has been treated as a purchase. The preliminary allocation of purchase price is as follows: current assets $705; noncurrent assets $1,495; in-process research and development $64; and assumed liabilities $665. Noncurrent assets include $758 of goodwill, which is being amortized over 20 years. Assumed liabilities include $39 in employee separation costs and $37 in other exit costs pursuant to a restructuring plan the company began to formulate as of the acquisition date. Under this plan, nearly 1,300 employees will be terminated as manufacturing facilities are shut down and other business activities are reorganized.

The company purchased Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company on July 1, 1998, for a cash payment of $2,586. As part of the purchase, the company agreed to indemnify Merck for certain liabilities that may arise from events that occurred during Merck's tenure as a general partner (see Note 26). In addition, related costs of $8 were incurred. The company now operates as DuPont Pharmaceuticals Company. For accounting purposes, the acquisition has been treated as a purchase. The allocation of purchase price is as follows: other current assets $275; noncurrent assets $1,371; in-process research and development $1,230; and liabilities $282. Noncurrent assets includes $30 of goodwill, which is being amortized over 20 years.

                                     DuPont

62                       NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)


The company purchased ICI's global polyester films business on January 31, 1998, for a cash payment of $647; in addition, related costs of $5 were incurred and liabilities of $110 were assumed, including $54 in employee separation costs and $6 in other costs pursuant to an exit plan the company began to formulate as of the acquisition date. For accounting purposes, the acquisition has been treated as a purchase. The allocation of purchase price is as follows: current assets $62; noncurrent assets $650; and in-process research and development $50. Noncurrent assets includes $76 of goodwill, which is being amortized over 20 years.

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

Protein Technologies International was purchased on December 1, 1997. PTI is a global supplier of soy proteins and applied technology to the food and paper processing industries. Total consideration consisted of 22,570,673 shares of DuPont common stock with a fair value of $1,301. In addition, related costs of $5 were incurred. For accounting purposes, the acquisition has been treated as a purchase. The purchase price was allocated as follows: cash $47; other current assets $179; noncurrent assets $1,072; in-process research and development $560; deferred tax liability $280; and other liabilities $272. Noncurrent assets includes $85 of goodwill, which is being amortized over 25 years.

The company purchased ICI's global polyester resins and intermediates businesses on December 31, 1997, for a cash payment of $1,240; in addition, related costs of $7 were incurred. For accounting purposes, the acquisition has been treated as a purchase. The purchase price was allocated as follows: current assets $89; noncurrent assets $1,245; in-process research and development $178; and liabilities $265, including $15 in employee separation costs pursuant to an exit plan the company began to formulate as of the acquisition date. Noncurrent assets includes $26 of goodwill, which is being amortized over 20 years.

Note 4 provides information on purchased in-process research and development in connection with the Pioneer, Herberts, PTI, ICI and DuPont Merck transactions.

Proceeds from sales of assets in 1999 included $537 related to the formation of the DuPont Teijin films joint venture. In 1998 proceeds from sales of assets principally included: (a) $500 from the sale of substantially all of DuPont's 50 percent interest in CONSOL Energy Inc.; (b) $279 from the sale of the global hydrogen peroxide business; and (c) $86 from the sale of the printing and publishing businesses.

Proceeds from sales of assets in 1997 principally included: (a) $175 from collection of a note from The Sterling Group Inc. received in connection with its purchase of the Diagnostic Imaging business in 1996; (b) $125 from DuPont Merck for sale of its generic and multisource product lines; and (c) $62 from the sale of the NEN Life Sciences Products to Genstar Capital LLC.


24. Pensions and Other Postretirement Benefits

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

Summarized information on the company's postretirement plans is as follows:

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        63

                     (Dollars in millions, except per share)

--------------------------------------------------------------------------------
                                     Pension Benefits         Other Benefits
                                 -----------------------------------------------
                                     1999        1998        1999        1998
                                 -----------------------------------------------
Change in Benefit Obligation
Benefit obligation at
  beginning of year                $19,271     $17,133     $ 4,765     $ 4,590
Service cost                           412         355          60          61
Interest cost                        1,192       1,121         305         310
Plan participants'
  contributions                         16          17          32          28
Actuarial (gain) loss               (2,336)      1,586        (199)        245
Foreign currency exchange
  rate changes                        (194)         43           3          (4)
Benefits paid                       (1,309)     (1,236)       (393)       (330)
Amendments                              57           7           6        (167)
Business combinations                  611         389          48          32
Divestiture                             (1)       (144)          -           -
                                 -----------------------------------------------
Benefit obligation at end
  of year                          $17,719     $19,271     $ 4,627     $ 4,765
                                 ===============================================

Change in Plan Assets

Fair value of plan assets
  at beginning of year             $19,829     $18,697     $     -     $     -
Actual return on
  plan assets                        3,091       2,411           -           -
Foreign currency exchange
  rate changes                        (125)          9           -           -
Employer contributions                 175         189         361         302
Plan participants'
  contributions                         16          17          32          28
Benefits paid                       (1,309)     (1,236)       (393)       (330)
Retiree health care pension
  assets transfer                     (264)       (249)          -           -
Special termination payments           (38)       (159)          -           -
Business combinations                  479         244           -           -
Divestiture                              7         (94)          -           -
                                 -----------------------------------------------
Fair value of plan assets
  at end of year                   $21,861     $19,829     $     -     $     -
                                 ===============================================
Funded Status                      $ 4,142     $   558     $(4,627)    $(4,765)
Unrecognized prior
  service cost                         574         572        (671)       (752)
Unrecognized actuarial
  (gain) loss                       (3,559)        201        (533)       (340)
Unrecognized transition
  asset                               (475)       (622)          -           -
                                 -----------------------------------------------
Net amount recognized              $   682     $   709     $(5,831)    $(5,857)
                                 ===============================================
Amounts recognized in the
  statement of financial
  position consist of:

Prepaid (accrued) benefit cost     $   770     $   798     $(5,831)    $(5,857)
Accrued benefit liability             (422)       (448)          -           -
Intangible asset                        41          61           -           -
Accumulated other
  comprehensive income                 293         298           -           -
                                 -----------------------------------------------
Net amount recognized              $   682     $   709     $(5,831)    $(5,857)
================================================================================

--------------------------------------------------------------------------------
Weighted-average                      Pension Benefits         Other Benefits
assumptions as of                   --------------------------------------------
December 31                           1999         1998       1999         1998
                                    --------------------------------------------

Discount rate                         7.75%        6.5%       7.75%        6.5%
Expected return on plan assets         9.0%        9.0%          -           -
Rate of compensation increase          5.0%        5.0%        5.0%        5.0%
================================================================================

The above assumptions are for U.S. plans only. For non-U.S. plans, no one of which was material, assumptions reflect economic assumptions applicable to each country. The expected return on U.S. plan assets has been increased to 9.5 percent for year 2000.

For measurement purposes, a 7.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 4 percent for 2004 and remain at that level thereafter.

--------------------------------------------------------------------------------
Components of              Pension Benefits              Other Benefits
Net Periodic       -------------------------------------------------------------
Benefit Cost           1999      1998      1997      1999      1998      1997
                   -------------------------------------------------------------

Service cost         $   412   $   355   $   328   $    60   $    61   $    55
Interest cost          1,192     1,121     1,123       305       310       334
Expected return
  on plan assets      (1,719)   (1,581)   (1,417)        -         -         -
Amortization of
  transition asset      (150)     (150)     (150)        -         -         -
Amortization of
  unrecognized
  (gain) loss             49        56        35        (6)      (25)      (21)
Amortization of
  prior service
  cost                    50        53        54       (75)      (65)      (65)
Curtailment/
  settlement loss          2         6         -         -         -         -
                   -------------------------------------------------------------
Net periodic
  benefit cost
  (credit)           $  (164)  $  (140)  $   (27)  $   284   $   281   $   303
================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $1,497, $1,163, and $165, respectively, as of December 31, 1999, and $2,364, $1,968, and $990, respectively, as of
December 31, 1998. The special termination benefit of $38 was provided to U.S. employees terminated under company-wide productivity improvement initiatives. (These initiatives are described in Note 5.) U.S. pension assets consist principally of common stocks, including 9,468,864 shares of DuPont at December 31, 1999, and U.S. government obligations.

                                     DuPont

64                       NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)


Assumed health care cost trend rates have a significant effect on the amount reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

--------------------------------------------------------------------------------
                                                 1-Percentage     1-Percentage
                                                Point Increase   Point Decrease
Effect on total of service and                ----------------------------------
  interest cost components                           $ 42            $ (34)

Effect on postretirement
  benefit obligation                                 $447            $(368)
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

In addition, the company from time to time will enter into forward exchange contracts to establish with certainty the functional currency amount of future firm commitments denominated in another currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. At December 31, 1999, the fair value of open forward exchange contracts designated as hedges of firm foreign currency commitments was not material. Forward exchange contracts are also used from time to time to manage near-term foreign currency cash requirements and, from time to time, to place foreign currency deposits and marketable securities investments into currencies offering favorable returns. Net cash inflow (outflow) from settlement of forward exchange contracts was $(73), $(31) and $146 for the years 1999, 1998 and 1997, respectively.

In December 1998 the company entered into forward exchange contracts to purchase
3.1 billion German marks for about $1,900 in conjunction with the signing of a definitive agreement to purchase the coatings business of Hoechst AG for 3.1 billion German marks. The business purpose of these contracts was to lock in the U.S. dollar functional currency cost of this acquisition and thereby prevent adverse movements in the dollar/mark exchange rate from causing the net U.S. dollar cash purchase price to exceed the negotiated fair value of the business. The use of hedge accounting for these contracts was precluded by accounting guidance. Changes in fair value of these contracts were included in income in the period the change occurred. These contracts expired in August 1999.


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

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        65

                     (Dollars in millions, except per share)


floating rate debt into fixed rate debt. Both types of interest rate swaps are denominated in U.S. dollars. Interest rate swaps allow the company to maintain a target range of floating rate debt.

In 1999, the company entered into interest rate swap agreements as part of the program to manage the fixed and floating interest rate mix of total borrowings. The agreements, totaling a notional amount of $400, put the company into an interest rate swap, whereby the company, over the remaining term of the underlying note, will receive a fixed rate payment equivalent to the fixed interest rate of the underlying note, and pay a floating rate of interest that is reset semi-annually based on six-month U.S. Dollar LIBOR. The fair value of the swaps at December 31, 1999, was $(36).

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

An interest and principal currency swap was outstanding at December 31, 1999 and 1998, that effectively converted a 150 million Swiss franc borrowing with a 6.25 percent Swiss franc fixed interest rate and a maturity of 2000 to a U.S. dollar fixed principal amount of $103 with a 6.9 percent U.S. dollar fixed interest rate. The fair value of this swap at December 31, 1999 and 1998, was not material. Both this swap and the associated note matured on January 11, 2000.

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

The face amount of structured medium-term financings outstanding was $50 at December 31,1999 and 1998. The weighted-average interest rate and weighted-average maturity was 5.6 percent and 5.1 percent, and 5.8 years and 6.8 years, at December 31, 1999 and 1998, respectively. The fair value of the structured medium-term swap associated with these financings at December 31, 1999 and 1998, was not material.

It is the company's policy that structured medium-term notes will not be issued unless a hedge of the market risks inherent in such borrowings is executed simultaneously with a management-approved, highly creditworthy counterparty to provide a fully hedged transaction.

Interest rate financial instruments did not have a material effect on the company's overall cost of borrowing at December 31, 1999 and 1998.

See also Notes 17 and 19 for additional descriptions of interest rate financial instruments.


Summary of Outstanding Derivative Financial Instruments

Set forth below is a summary of the notional amounts, estimated fair values and carrying amounts of outstanding financial instruments at December 31, 1999 and 1998.

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

                                     DuPont

66                       NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)


Notional Amount, Estimated Fair Value and Carrying Amount of Outstanding Derivative Financial Instruments

--------------------------------------------------------------------------------
                                               Notional   Estimated    Carrying
Type of instrument                              Amount       Fair       Amount
--------------------------------------------------------------------------------
Forward exchange contracts
  December 31, 1999                            $ 4,873      $  (17)    $  (19)
               1998                             11,389         (43)       (41)
================================================================================

Estimated fair values shown above only represent the value of the hedge component of these transactions, and thus are not indicative of the fair value of the company's overall hedged position. The estimated fair value of the company's total debt portfolio, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $11,600 at December 31, 1999 and 1998.


Commodity Price Risk

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on certain raw material purchases. In addition, Pioneer enters into exchange traded derivative commodity instruments to hedge the commodity price risk associated with compensating growers. The fair value of outstanding derivative commodity instruments at December 31, 1999 and 1998, was not material.


26. Commitments and Contingent Liabilities

The company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $172, $140, $107, $86 and $65 for the years 2000, 2001, 2002, 2003 and 2004, respectively, and $294 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $15. Rental expense under operating leases was $198 in 1999, $214 in 1998 and $250 in 1997.

In June 1997 DuPont formed alliances with Computer Sciences Corporation (CSC) and Andersen Consulting. CSC operates a majority of DuPont's global information systems and technology infrastructure and provides selected applications and software services. Andersen Consulting provides information systems solutions designed to enhance DuPont's manufacturing, marketing, distribution and customer service. The total dollar value of the contracts is in excess of $4,000 over 10 years. Minimum payments due under the contracts are: $208, $172, $164, $157 and $153 for the years 2000, 2001, 2002, 2003 and 2004, respectively, and a total of $360 thereafter.

The company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

The company is subject to various lawsuits and claims with respect to such matters as product liabilities, governmental regulations and other actions arising out of the normal course of business. While the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of company counsel, the ultimate liabilities resulting from such lawsuits and claims may be significant to results of operations in the period recognized but management does not anticipate they will have a material adverse effect on the consolidated financial position or liquidity of the company.

DuPont has been served with several hundred lawsuits in connection with the 1991 stop-sale and recall of Benlate(R) 50 DF fungicide; approximately 140 cases are pending. The majority of these lawsuits were filed by growers who allege plant damage from using Benlate(R) 50 DF and have been disposed of by trial, settlement or dismissal. However, certain plaintiffs who previously settled with the company have filed cases alleging fraud and other misconduct relating to the litigation and settlement of Benlate(R) 50 DF claims. DuPont believes that Benlate(R) 50 DF did not cause the damages alleged in these cases and denies the allegations of fraud and misconduct. DuPont intends to defend itself in these cases. DuPont and other major defendants have been served with lawsuits, including several class actions, which claim damages from allegedly defective plumbing systems made with polybutylene pipe and acetal fittings. In the fourth quarter of 1995, the company settled two of the class actions limiting its liability to 10 percent of the cost of repairing the allegedly defective plumbing systems up to a total company payout of $120. Other lawsuits, including the unsettled class actions, are pending in several states and Canada. The related liability for each of these

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        67

                     (Dollars in millions, except per share)


matters included in the Consolidated Balance Sheet is not reduced by the amount of any expected insurance recoveries. Adverse changes in estimates for such costs could result in additional future charges.

The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental remediation activities consistent with the policy set forth in Note1. At December 31, 1999, such accrual amounted to $435 and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event that future remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized but management does not anticipate that they will have a material adverse effect on the consolidated financial position or liquidity of the company.

The company has indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 1999, these indirect guarantees totaled $19, and the company had directly guaranteed $821 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees.

As part of the company's purchase of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company, the company agreed to indemnify Merck for certain liabilities that may arise from events that occurred during Merck's tenure as general partner. As this contingency is resolved and if additional consideration is paid, the amount of such payments will be recorded as additional cost of the acquired business and will increase the amount of goodwill recorded for this acquisition. Amounts paid in 1999 under the indemnity were not material.

In addition, the company has historically guaranteed certain obligations and liabilities of Conoco Inc., its subsidiaries and affiliates. The company has guaranteed $924, plus interest, of the financial obligations of Conoco as well as certain nonfinancial performance obligations. Conoco has indemnified the company for any liabilities the company may incur pursuant to these guarantees. The Restructuring, Transfer and Separation Agreement between DuPont and Conoco requires Conoco to use its best efforts to have Conoco, or any of its subsidiaries, substitute for DuPont as guarantor.

In connection with the separation from DuPont, Conoco and DuPont entered into a tax sharing agreement. Several matters under the tax sharing agreement are currently in dispute between Conoco and DuPont. Among other things, Conoco claims that DuPont owes Conoco in excess of $200 pursuant to the tax sharing agreement. DuPont disputes that it owes this amount and believes that any settlement of the dispute will not be material to its financial position, liquidity or the gain on disposal of discontinued business.

                                     DuPont

68                       NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)


27.  Geographic Information


--------------------------------------------------------------------------------------------------------------
                                            1999                      1998                      1997
                                      Net          Net          Net          Net          Net          Net
                                     Sales*     Property       Sales*     Property       Sales*     Property
                                  ----------------------------------------------------------------------------

North America
  United States                     $13,656      $ 8,977      $13,075      $ 8,454      $12,802      $ 7,469
  Canada                                989          482          881          459          867          559
  Mexico                                500          146          421          117          402          118
  Other                                 114          150           93          135           65           74
                                  ----------------------------------------------------------------------------
    Total                            15,259        9,755       14,470        9,165       14,136        8,220

Europe, Middle East and Africa
  Germany                             1,743          887        1,450          388        1,300          384
  France                                979          195          904          181          863          174
  United Kingdom                        960          941          988        1,078          925          759
  Italy                                 884           10          902            5          818            5
  Other                               2,598        1,202        2,108        1,188        2,029        1,102
                                  ----------------------------------------------------------------------------
    Total                             7,164        3,235        6,352        2,840        5,935        2,424

Asia Pacific
  Japan                                 928          138          820          159          914           77
  Taiwan                                690          769          591          707          396          688
  China                                 361          146          398          208          373          205
  Singapore                             112          379           86          635           85          584
  Other                               1,393          197          947          244        1,157          212
                                  ----------------------------------------------------------------------------
    Total                             3,484        1,629        2,842        1,953        2,925        1,766

South America
  Brazil                                594          100          659           83          642          106
  Other                                 417          152          444           90          451           85
                                  ----------------------------------------------------------------------------
    Total                             1,011          252        1,103          173        1,093          191
                                  ----------------------------------------------------------------------------
Total                               $26,918      $14,871      $24,767      $14,131      $24,089      $12,601
==============================================================================================================

*Sales are attributed to countries based on location of customer.


28. Industry Segment Information The company's strategic business units (operating segments) are organized by product line. For purposes of SFAS No. 131, these have been aggregated into nine reportable segments including Agriculture & Nutrition, Nylon Enterprise, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Pioneer, Polyester Enterprise, Specialty Fibers and Specialty Polymers. The company's ongoing photomasks, safety resources, and global services businesses, and the divested businesses of printing and publishing and coal are included in Other. Major products by segment include: Agriculture & Nutrition (herbicides, fungicides, insecticides, soy protein and value-enhanced grains); Nylon Enterprise (flooring systems, textiles, industrial fibers and intermediates); Performance Coatings & Polymers (automotive finishes, engineering polymers and elastomers); Pharmaceuticals (prescription pharmaceuticals and radiopharmaceuticals); Pigments & Chemicals (white pigment and mineral products, specialty chemicals and fluorochemicals); Pioneer (hybrid seed corn and soybean seed); Polyester Enterprise (Dacron(R) polyester, high-performance films and resins and intermediates); Specialty Fibers (Lycra(R) elastane, nonwovens and aramids); and Specialty Polymers (photopolymers and electronic materials, packaging and industrial polymers, Corian(R) solid surfaces and fluoropolymers). The company operates globally in substantially all of its product lines. The company's sales are not materially dependent on a single customer or small group of customers. The Performance Coatings & Polymers, Pharmaceuticals and Nylon Enterprise segments have several large customers in their respective industries that are important to these segments' operating results.

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        69

                     (Dollars in millions, except per share)


In general, the accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Exceptions are noted as follows and are shown in the reconciliations below. Prior year data have been restated to reflect the 1999 organizational structure. Sales include pro rata equity affiliate sales and intersegment transfers. After-tax operating income does not include corporate expenses, interest and exchange gains (losses). Segment net assets measures net working capital, net permanent investment and other noncurrent operating assets and liabilities of the segment. Affiliate net assets (pro rata share) excludes borrowings and other long-term liabilities. Depreciation and amortization includes depreciation on research and development facilities and amortization of intangible assets, excluding write-down of assets discussed in Note 5. Expenditures for long-lived assets excludes investments in affiliates and includes payments for property, plant and equipment as part of business acquisitions. See Note 23 for discussion of strategic acquisitions in the segments.

-----------------------------------------------------------------------------------------------------------------------------------
                                    Agriculture            Performance              Pigments
                                         &         Nylon    Coatings &  Pharma-        &                    Polyester    Specialty
                                     Nutrition  Enterprise   Polymers  ceuticals   Chemicals     Pioneer    Enterprise    Fibers
                                 --------------------------------------------------------------------------------------------------
1999
Total Segment Sales                    $2,598      $4,487     $6,111     $1,630      $3,660      $   422      $2,649      $3,448
Intersegment Transfers                      -          35          9          -         237            -         188          80

After-Tax Operating Income 2              358          63        582        230         626       (2,309)       (119)        732
Depreciation and Amortization             142         241        225        121         191           85         226         229
Equity in Earnings of Affiliates            2          43         60          -           2           20         (13)         28
Provision for Income Taxes                 50         220        416        102         312          (54)        (40)        361

Segment Net Assets                      3,184       3,004      4,061      1,939       1,811        7,762       2,679       2,734
Affiliate Net Assets                      123         572        404         31          63            -         770         135
Expenditures for Long-Lived Assets        262         377        759        101         144          786         126         251
===================================================================================================================================
1998
Total Segment Sales                    $2,791      $4,594     $4,563     $1,156      $3,659      $   365      $2,797      $3,296
Intersegment Transfers                      -          39          9          -         228            -         175          86

After-Tax Operating Income 3              249         244        508       (668)        577            8        (228)        659
Depreciation and Amortization             133         236        149         60         242            -         252         230
Equity in Earnings of Affiliates            2          35         16         77          (3)           8          (1)         25
Provision for Income Taxes                 41         189        302       (317)        337            8         (80)        363

Segment Net Assets                      3,070       3,082      2,214      1,843       1,768          999       3,142       2,574
Affiliate Net Assets                      170         551        281         23          62          999         174         134
Expenditures for Long-Lived Assets        214         493        229        655         190            -         706         361
===================================================================================================================================
1997
Total Segment Sales                    $2,501      $4,582     $4,622     $  775      $3,812      $    12      $2,215      $3,320
Intersegment Transfers                      -          26          9          -         228            -         169          70

After-Tax Operating Income 4              (98)        372        519        234         513         (919)        124         708
Depreciation and Amortization              73         231        157          -         241            -         126         240
Equity in Earnings of Affiliates            6          42         67        232           -         (919)          3          23
Provision for Income Taxes                  7         222        303        142         262           (5)         96         344

Segment Net Assets                      2,395       2,928      2,043        404       1,887          836       3,156       2,332
Affiliate Net Assets                       46         507        262        437          68          836         158         127
Expenditures for Long-Lived Assets        499         490        258          -         203            -       1,131         285
===================================================================================================================================


------------------------------------------------------------------------
                                       Specialty
                                       Polymers     Other      Total 1
                                     -----------------------------------
1999
Total Segment Sales                     $4,255     $  480      $29,740
Intersegment Transfers                     152         32          733

After-Tax Operating Income 2               668         51          882
Depreciation and Amortization              172         59        1,691
Equity in Earnings of Affiliates            27         (4)         165
Provision for Income Taxes                 365         31        1,763

Segment Net Assets                       2,328        238       29,740
Affiliate Net Assets                       248          -        2,346
Expenditures for Long-Lived Assets         270        125        3,201
========================================================================
1998
Total Segment Sales                     $4,040     $  542      $27,803
Intersegment Transfers                     155         37          729

After-Tax Operating Income 3               598        183        2,130
Depreciation and Amortization              165         58        1,525
Equity in Earnings of Affiliates            12         81          252
Provision for Income Taxes                 356         89        1,288

Segment Net Assets                       2,166        243       21,101
Affiliate Net Assets                       237          -        2,631
Expenditures for Long-Lived Assets         264        136        3,248
========================================================================
1997
Total Segment Sales                     $4,037     $1,133      $27,009
Intersegment Transfers                     192         60          754

After-Tax Operating Income 4               575       (223)       1,805
Depreciation and Amortization              174         68        1,310
Equity in Earnings of Affiliates            21         67         (458)
Provision for Income Taxes                 320       (155)       1,536

Segment Net Assets                       1,996        388       18,365
Affiliate Net Assets                       199        249        2,889
Expenditures for Long-Lived Assets         311        145        3,322
========================================================================

                                     DuPont

70                        NOTES TO FINANCIAL STATEMENTS

                     (Dollars in millions, except per share)


1 A reconciliation of the totals reported for the operating segments to the applicable line items on the consolidated financial statements is as follows:

Segment Sales to Total Sales

--------------------------------------------------------------------------------
                                            1999            1998          1997
                                        ----------------------------------------
Total Segment Sales                       $ 29,740       $ 27,803      $ 27,009
Elimination of Intersegment
 Transactions                                 (733)          (729)         (754)
Elimination of Equity Affiliate Sales       (2,092)        (2,263)       (2,226)
Miscellaneous                                    3            (44)           60
                                        ----------------------------------------
  Total Sales                             $ 26,918       $ 24,767      $ 24,089
================================================================================

After-Tax Operating Income to Income from Continuing Operations

--------------------------------------------------------------------------------
                                            1999            1998          1997
                                        ----------------------------------------
Total Segment ATOI                         $ 882           $2,130        $1,805
Interest and Exchange Gains (Losses)        (362)*           (292)         (226)
Corporate Expenses                          (301)            (190)         (147)
                                        ----------------------------------------
  Income from Continuing Operations        $ 219           $1,648        $1,432
================================================================================

* Includes a charge of $81 on forward exchange contracts to lock in the U.S. dollar cost of the Herberts acquisition partly offset by a $49 benefit related to recalculation of interest on federal tax refunds and tax liabilities.

Segment Net Assets to Total Assets

--------------------------------------------------------------------------------
                                               1999         1998         1997
                                           -------------------------------------
Total Segment Net Assets                     $29,740      $21,101      $18,365
Corporate Assets                               5,654        4,768        5,296
Liabilities included in Net
 Assets                                        5,383        4,250        4,630
Net Assets of Discontinued Operations              -        8,417        8,398
                                        ----------------------------------------
  Total Assets                               $40,777      $38,536      $36,689
================================================================================

Other Items

--------------------------------------------------------------------------------
                                        Segment                     Consolidated
                                        Totals       Adjustments       Totals
                                      ------------------------------------------
1999
Depreciation and Amortization           $1,691         $   (1)         $1,690
Equity in Earnings of Affiliates           165            (30)            135
Provision for Income Taxes               1,763           (353)          1,410
Affiliate Net Assets                     2,346           (887)          1,459
Expenditures for Long-Lived
  Assets                                 3,201            177           3,378

1998
Depreciation and Amortization           $1,525         $   35          $1,560
Equity in Earnings of Affiliates           252             26             278
Provision for Income Taxes               1,288           (347)            941
Affiliate Net Assets                     2,631           (835)          1,796
Expenditures for Long-Lived
  Assets                                 3,248            135           3,383

1997
Depreciation and Amortization           $1,310         $   71          $1,381
Equity in Earnings of Affiliates          (458)         1,101 *           643
Provision for Income Taxes               1,536           (182)          1,354
Affiliate Net Assets                     2,889           (517)          2,372
Expenditures for Long-Lived
  Assets                                 3,322            118           3,440
================================================================================

* Includes a charge of $903 for Pioneer in-process research and development reported in Note 4.

2 Includes the following (charges) benefits:

--------------------------------------------------------------------------------

Agriculture & Nutrition a b                                           $    103
Nylon Enterprise a c                                                      (326)
Performance Coatings & Polymers a d                                        (63)
Pharmaceuticals a e                                                        (33)
Pigments & Chemicals a                                                       1
Pioneer f                                                               (2,213)
Polyester Enterprise a g                                                   (80)
Specialty Fibers a                                                           1
Specialty Polymers a                                                         2
Other a                                                                     16
                                                                     -----------
                                                                      $ (2,592)
================================================================================

a Includes a net benefit of $47 resulting from changes in estimates related to restructuring and divestiture activities as follows: Agriculture & Nutrition - $2; Nylon Enterprise - $11; Performance Coatings & Polymers - $1; Pharmaceuticals - $3; Pigments & Chemicals - $1; Polyester Enterprise - $10; Specialty Fibers - $1; Specialty Polymers - $2; and Other - $16.

b Includes a $208 gain associated with exchanging the company's investment in WebMD for Healtheon/WebMD partly offset by charges of $107 attributable to employee separation costs, shutdown of various manufacturing facilities and the write-off of an intangible asset resulting from the loss of exclusive product marketing rights.

c Includes a charge of $337, of which $247 is attributable to an impairment charge for the write-down of the adipic acid plant in Singapore that continues to be operated. Other costs are principally due to the write-down of manufacturing assets in India pursuant to a sales agreement and the liquidation of a joint venture in China.

d Includes a charge of $64 attributable to purchased in-process research and development in conjunction with the acquisition of Herberts.

e Includes a charge of $36 resulting from the finalization of the tax basis related to the assets acquired and liabilities assumed in connection with the purchase of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company.

f Includes a charge of $2,186 related to the write-off of purchased in-process research and development in conjunction with the acquisition of the remaining 80 percent interest in Pioneer.

g Includes a $50 charge resulting from a loss on the formation of a 50/50 global joint venture with Teijin for the polyester films business and a $40 charge related to employee separation costs.

                                     DuPont

                         NOTES TO FINANCIAL STATEMENTS                        71

                     (Dollars in millions, except per share)


3 Includes the following (charges) benefits:

--------------------------------------------------------------------------------

Agriculture & Nutrition a                                            $    (73)
Nylon Enterprise b                                                       (162)
Performance Coatings & Polymers b                                         (17)
Pharmaceuticals c                                                        (853)
Pigments & Chemicals b                                                     (4)
Polyester Enterprise d                                                   (221)
Specialty Fibers b                                                         (3)
Specialty Polymers b                                                      (10)
Other e                                                                    78
                                                                   -------------
                                                                     $ (1,265)
================================================================================

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

4 Includes the following (charges) benefits:

--------------------------------------------------------------------------------

Agriculture & Nutrition a                                            $   (562)
Pharmaceuticals b                                                          72
Pioneer c                                                                (903)
Polyester Enterprise d                                                    (63)
Other e                                                                  (220)
                                                                   -------------
                                                                     $ (1,676)
================================================================================

a Includes charges of $500 for acquired in-process research and development relating to the PTI transaction and $62 associated with the Benlate(R)50 DF fungicide recall.

b Includes a benefit of $72 from the gain on the sale by DuPont Merck of its generic and multisource product lines.

c Includes a charge of $903 for acquired in-process research and development related to the Pioneer transaction.

d Includes a charge of $63 for acquired in-process research and development relating to the ICI polyester resins and intermediates transaction.

e Includes a charge of $220 associated with the divestiture of certain printing and publishing businesses.

See Segment Reviews on pages 16-26 for a description of each industry segment. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products.

                                     DuPont

72                          QUARTERLY FINANCIAL DATA

                     (Dollars in millions, except per share)


----------------------------------------------------------------------------------------------------------------------
Quarter Ended                                       March 31         June 30      September 30      December 31
----------------------------------------------------------------------------------------------------------------------
1999
Sales                                              $    6,295       $   7,024       $   6,459        $   7,140
Cost of Goods Sold and Other Expenses 1                 5,141           5,858           6,087            8,581
Income (Loss) from Continuing Operations                  628 2           846 3           181 4         (1,436) 5
Income from Discontinued Operations                        35              71           7,349               16
Net Income (Loss)                                         663             917           7,530           (1,420)
Basic Earnings Per Share of Common Stock 6
   Income (Loss) from Continuing Operations               .55             .75             .17            (1.38)
   Income from Discontinued Operations                    .04             .06            7.08              .02
   Net Income (Loss)                                      .59             .81            7.25            (1.36)
Diluted Earnings Per Share of Common Stock 6
   Income (Loss) from Continuing Operations               .55             .74             .17            (1.38)
   Income from Discontinued Operations                    .03             .06            6.98              .02
   Net Income (Loss)                                      .58             .80            7.15            (1.36)
Dividends Per Share of Common Stock                       .35             .35             .35              .35
Market Price of Common Stock 7
   High                                                    60 1/8          75 3/16         75 1/16          69 7/16
   Low                                                     50 1/16         57 3/16         58               58 1/16

----------------------------------------------------------------------------------------------------------------------
1998
Sales                                              $    6,194       $   6,432       $   6,042        $   6,099
Cost of Goods Sold and Other Expenses 1                 5,302           5,272           6,874            5,167
Income (Loss) from Continuing Operations                  637 8           794 9          (564)10           781 11
Income from Discontinued Operations                       269             165             160            2,439
Net Income (Loss)                                         906             959            (404)12         3,220
Basic Earnings Per Share of Common Stock 6
   Income (Loss) from Continuing Operations               .56             .70            (.50)             .69
   Income from Discontinued Operations                    .24             .15             .14             2.17
   Net Income (Loss)                                      .80             .85            (.36)12          2.86
Diluted Earnings Per Share of Common Stock 6
   Income (Loss) from Continuing Operations               .55             .69            (.50)             .68
   Income from Discontinued Operations                    .24             .14             .14             2.14
   Net Income (Loss)                                      .79             .83            (.36) 12         2.82
Dividends Per Share of Common Stock                      .315             .35             .35              .35
Market Price of Common Stock 7
   High                                                    70 7/16         84 7/16         79 1/2           66 1/2
   Low                                                     52 5/8          67 1/8          52 1/4           51 11/16
======================================================================================================================


 1   Excludes interest expense and provision for income taxes.

 2 Includes a charge of $121 ($.11 per share-diluted) reflecting a loss of $81 on forward exchange contracts and a charge of $40 associated with acquired in-process research and development.

 3 Includes a charge of $40 ($.04 per share-diluted) related to employee separation costs within the Polyester Enterprise.

 4 Includes a net charge of $444 ($.42 per share-diluted) related to impairment charges and restructuring activities within Nylon Enterprise and Agriculture & Nutrition.

 5 Includes a net charge of $2,019 ($1.93 per share-diluted) principally reflecting a charge of $2,186 to write off acquired in-process research and development relating to the Pioneer acquisition partly offset by a $208 gain associated with exchanging the company's investment in WebMD for Healtheon/WebMD.

 6 Earnings per share for the year may not equal the sum of quarterly earnings per share due to changes in average share calculations.

 7   As reported on the New York Stock Exchange, Inc. Composite Transactions
     Tape.

 8 Includes a net charge of $145 ($.13 per share-diluted) reflecting: a charge of $85 for the modernization program for global nylon operations; and a charge of $60 to revise a prior estimate for the 1997 write-off of acquired in-process research and development relating to the PTI transaction.

 9 Includes a net charge of $45 ($.04 per share-diluted) reflecting a charge principally for the modernization program for global nylon operations.

10 Includes a net charge of $1,174 ($1.03 per share-diluted) reflecting: a charge of $954 associated with acquired in-process research and development; a charge of $256 related to productivity improvement initiatives; a benefit of $36 related to the sale of hydrogen peroxide assets.

11 Includes a net benefit of $99 ($.08 per share-diluted) reflecting: a gain of $121 on the sale of substantially all of the company's remaining interest in CONSOL Energy Inc.; a charge of $54 associated with the impairment write-down to fair value of certain pharmaceutical assets; and a net benefit of $32 to revise prior estimates of acquired in-process research and development.

12   Before effect of extraordinary item.

                                     DuPont

                         FIVE-YEAR FINANCIAL REVIEW/1/
                    (Dollars in millions, except per share)                73

---------------------------------------------------------------------------------------------------------------------------------
                                                           1999            1998           1997           1996           1995
                                                         ------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Sales                                                    $26,918        $24,767        $24,089        $23,644        $24,500
Income from Continuing Operations Before Income Taxes
  and Minority Interests                                 $ 1,690        $ 2,613        $ 2,829        $ 4,387        $ 4,319
Provision for Income Taxes                               $ 1,410        $   941        $ 1,354        $ 1,416        $ 1,432
Income from Continuing Operations                        $   219        $ 1,648        $ 1,432        $ 2,931        $ 2,858
Income from Discontinued Operations                      $ 7,471        $ 3,033        $   973        $   705        $   435
Net Income                                               $ 7,690        $ 4,681/2/     $ 2,405        $ 3,636        $ 3,293
                                                         ------------------------------------------------------------------------
Basic Earnings Per Share of Common Stock
  Income from Continuing Operations                      $  0.19        $  1.45        $  1.26        $  2.60        $  2.43
  Income from Discontinued Operations                    $  6.89        $  2.69        $  0.86        $  0.63        $  0.38
  Net Income                                             $  7.08        $  4.14/2/     $  2.12        $  3.23        $  2.81
Diluted Earnings Per Share of Common Stock
  Income from Continuing Operations/3/                   $  0.19        $  1.43        $  1.24        $  2.56        $  2.41
  Income from Discontinued Operations                    $  6.80        $  2.65        $  0.84        $  0.62        $  0.36
  Net Income                                             $  6.99        $  4.08/2/     $  2.08        $  3.18        $  2.77
                                                         ------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR END
Working Capital                                          $ 1,425        $(2,374)       $(2,110)       $    15        $(2,116)
Total Assets                                             $40,777        $38,536        $36,689        $32,342        $32,748
Borrowings and Capital Lease Obligations
  Short Term                                             $ 4,941        $ 6,629        $ 6,152        $ 3,907        $ 6,152
  Long Term                                              $ 6,625        $ 4,495        $ 5,897        $ 5,052        $ 5,646
Stockholders' Equity                                     $12,875        $13,954        $11,270        $10,593        $ 8,323
                                                         ------------------------------------------------------------------------
GENERAL
For the Year
  Capital Expenditures                                   $ 6,988/4/     $ 5,480/4/     $ 7,075/4/     $ 1,783        $ 1,810
  Depreciation                                           $ 1,444        $ 1,452        $ 1,361        $ 1,526        $ 1,643
  Research and Development Expense                       $ 1,617/5/     $ 1,308/5/     $ 1,072/5/     $   990        $ 1,031
    As Percent of Sales                                      6.0%           5.3%           4.5%           4.2%           4.2%
Average Number of Shares (millions)
  Basic                                                    1,085          1,129          1,131          1,121          1,170
  Diluted                                                  1,098          1,145          1,150          1,140          1,183
Dividends Per Common Share                               $  1.40        $ 1.365        $  1.23        $ 1.115        $ 1.015
Common Stock Prices
  High                                                   $    75 3/16   $    84 7/16   $    69 3/4    $    49 11/16  $    36 1/2
  Low                                                    $    50 1/16   $    51 11/16  $    46 3/8    $    34 13/16  $    26 5/16
  Year-End Close                                         $    65 7/8    $    53 1/16   $    60 1/16   $    47 1/16   $    34 15/16
At Year End
  Employees (thousands)/6/                                    94            101             98             97            105
  Common Stockholders of Record (thousands)                  140            145            154            158            166
  Book Value Per Common Share                            $ 12.09        $ 12.18        $  9.77        $  9.19        $  7.28
----------------------------------------------------------------------------------------------------------------------------------

1 See Management's Discussion and Analysis, Consolidated Financial Statements and Quarterly Financial Data for information relating to significant items affecting the results of operations and financial position.

2 Before extraordinary item (Note 8).

3 Earnings from continuing operations before nonrecurring items-diluted were $2.58, $2.55, $2.70, $2.61 and $2.47 for the years 1999, 1998, 1997, 1996 and
  1995, respectively.

4 Includes strategic acquisitions as discussed in Note 23.

5 Excludes purchased in-process research and development.

6 Includes employees of discontinued operations prior to 1999.