Form 10-K, Exhibit 13
period 2000-12-31
DUPONT E I DE NEMOURS & CO
filed 2001-03-21
CIK 30554

                              TO OUR SHAREHOLDERS


DuPont in 2000 had a strong year, but by no means an ideal one. We confronted dramatically higher prices for oil and natural gas, a weak euro and keen Asian competition. We reported earnings growth in the face of these challenges. However, our financial performance fell short of the levels that we had hoped for. The result was a disappointing 27 percent drop in the price of DuPont shares.

     Thanks to the dedicated efforts of our 93,000 employees, we worked creatively to counter the unfavorable macroeconomic conditions. Earnings per share, excluding one-time items, increased 6 percent -- a very solid performance. The last time energy prices rose to a comparable degree -- in 1990-91 -- chemical earnings dropped 30 percent. This time we overcame $1 billion of additional costs from higher raw materials and energy prices and negative currency impacts.

     The geographic diversity of our company contributed greatly to this success. As U.S. earnings dropped during the second half of 2000, our businesses outside of the United States continued to provide substantial earnings growth.

     We also carefully managed our cash, reducing capital expenditures and paying down net debt by $1.7 billion. As a result, we ended the year in a stronger financial position than we began, despite the difficult economic environment we faced.

     There were also several important developments during 2000:

[ ] We took a significant step in redefining and focusing our business portfolio when we announced in December the intent to separate DuPont Pharmaceuticals. Separating DuPont Pharmaceuticals was a difficult decision considering the many strengths of the business, particularly its employees, exciting early-stage pipeline, and strong HIV and cardiovascular franchises. But we concluded that the full value of the business can best be realized outside of DuPont.

[ ] We began executing against our $2.5 billion share buyback program.

[ ] We introduced DuPont(TM) Sorona(TM), the most recent addition to our overall polymer science and technology platform. It will be our first bio-based material -- integrating biology and chemistry -- when we convert production of a key intermediate to a biological route in 2003.

[ ] DuPont and General Mills announced plans to collaborate in developing and marketing soy-based foods to consumers, a major new growth opportunity.

[ ] We acquired UNIAX Corporation, a start-up company that has produced the world's first polymer-based plastic display used as an alternative to liquid crystal display (LCD) technology in information devices such as laptop computers and cell phones -- a $20 billion market. Alan J. Heeger of the University of California at Santa Barbara, co-founder and consultant to UNIAX Corporation, was one of three scientists who shared the 2000 Nobel Prize in Chemistry for the discovery and development of conductive polymers.

[ ] Our world-class seed business, Pioneer, introduced 27 new corn hybrids and 26 new soybean varieties for the 2001 season. Pioneer also had a very successful 2000 season with revenues up 5 percent and operating results up almost 20 percent versus 1999 on a comparable full year basis.

[ ] We introduced DuPont(TM) Zodiaq(TM) quartz surfaces, a new brand and product category for continued growth in the home and architectural surfaces market. Zodiaq(TM) is a complement to the very successful DuPont(TM) Corian(R) franchise.

[ ] DuPont and Unifi Inc. announced a manufacturing alliance to optimize manufacturing facilities, increase productivity and improve product quality for the production of partially oriented polyester filament yarn.

[ ] DuPont teamed with the U.S. Centers for Disease Control and Prevention (CDC) to evaluate the role of our RiboPrinter(R) microbial characterization system to enhance the CDC's state-of-the-art foodborne bacterial surveillance network.

     The progress we achieved in the face of significant challenges underscores what we have communicated all along: The fundamentals of our company are strong. Our strategies are sound. We have businesses that can win in the marketplace. We have the technology platforms to keep them competitive. We have talented people who can lead them to success.

     DuPont is a science company committed to sustainable growth. As we approach our third century of operation, we are one of the premier science companies in the world. We are confident we can bring our science to bear on the world's human needs, while decreasing the environmental footprint of our operations wherever we operate.

     Our excellence in chemistry and engineering, which built the modern DuPont company in the 20th century, is now complemented by an equally world-class capability in biology. These are the technology drivers for DuPont. We are already seeing that some of the most exciting and profitable opportunities for business growth in the future will come from the integration of different areas of scientific expertise. That process is a familiar and historic one at DuPont, and integrated science is a key strategic thrust. To make this process as effective as possible, we are listening carefully to our customers so we can create the products that they will value most.

     We are also continuing emphasis on our two other strategic pathways that I spoke of in last year's annual report. We have made good progress in knowledge intensity -- adding value to our product offerings through service, design, branding or information. For example, earlier this year we introduced DuPont(TM) Artistri(TM) technology and the DuPont(TM) Ink Jet 3210 printer, the first fully integrated, production-capable, digital textile printing system. We have taken our knowledge of ink jet inks and textiles and shifted our business model. Instead of simply selling inks, we are offering the customer a complete solution that enables us to capture more of the downstream value created by DuPont innovation.

     As for operational drivers of growth, productivity improvement through Six Sigma leads the way. At year-end 2000 we had 1,100 black belts (advanced project leaders) and 1,700 green belts (intermediate project leaders) working on 4,200 ongoing or completed projects. The actual annualized pretax benefit of completed projects at the end of the year 2000 was $370 million.

     In the pages that follow this letter, we offer some examples of how our three strategic pathways of integrated science, knowledge intensity and Six

Sigma productivity are propelling us toward our overall goal of sustainable growth. I encourage you to review these vignettes. They are a small sample of our many activities underway around the world.

     We remain a company in transformation. Our focus is sharp and our understanding of our strengths and competitive realities is clear. The two charts on these pages illustrate our revenue sources from technology and market perspectives.

     One chart identifies four "technology platforms." These platforms describe the science that underpins our businesses. It should come as no surprise that businesses based on polymer technologies continue to account for a high percentage of our revenue. But electronics and biology are growing fast, and they will take on an increasingly important role in our overall science mix as the decade progresses.

     The other chart shows the broad market categories that are important to us. The traditional markets for DuPont chemicals and materials will remain critical to our success for the foreseeable future. But even faster revenue growth could come from our businesses that serve customers in food, health, and electronics.

     DuPont businesses are being managed differentially. We have clear milestones for the next eight quarters. We are focused on the customer, keeping costs in line with the business environment, and managing businesses according to their market and competitive realities.

     Finally, we bring to our overall effort the added competitive advantage of DuPont's solid set of core values. Our values are the glue that binds our businesses together and makes our company strong wherever we operate in the world.

     Despite the stress of a difficult year, we did not relax our emphasis on safety and the environment. We ended the year with significantly fewer lost workday cases than the year before. Our total recordable injury rate is more than three times better than the average for all industry. We completed 2000 without a single significant process incident and zero "Category A" environmental incidents (those with an impact off site). DuPont people are among the most ethical business people in the world. Also, we are recognized by independent organizations as a company that treats people fairly while fostering opportunity and growth for all employees.

     As for the near future, we know that the business environment in 2001 will remain volatile. We are facing unfavorable macroeconomic factors and increased competitive pressures. The first half will be especially tough, and we will have to run as lean as possible. But we have not taken our eye off our goal of sustainable growth. We continue to deliver "The miracles of science" to people around the world as we provide solutions for our customers and focus on creating value for our shareholders.


/s/ Chad Holliday

Chad Holliday, Chairman and CEO    March 2, 2001

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

This review and discussion of financial performance should be read in conjunction with the letter to stockholders (pages 2-5) and consolidated financial statements (pages 42-71).

Analysis of Continuing Operations

SALES

Consolidated sales in 2000 were a record $28.3 billion, $1.4 billion or 5 percent above 1999. Of this increase, $1.1 billion was attributable to portfolio changes, primarily sales resulting from the Herberts and Pioneer acquisitions, partly offset by sales reductions as formerly consolidated businesses in the Polyester Enterprise were restructured into joint ventures and accounted for using the equity method. Excluding portfolio changes, worldwide sales increased 1 percent, as 2 percent higher volume was partly offset by 1 percent lower U.S. dollar selling prices. Specialty Fibers, Specialty Polymers and Pigments & Chemicals segments had the most positive impact on volume. Performance Coatings & Polymers, Specialty Fibers and Agriculture & Nutrition segments had the most significant downward impact on the worldwide price average. The decline in average worldwide U.S. dollar selling prices continued a trend that began in 1995, largely reflecting the currency impact of translating local country currencies into U.S. dollars. The net effect of currency fluctuations during the year reduced worldwide sales by 3 percent. Sales in the U.S. region increased 5 percent, including 6 percent growth from portfolio changes, 1 percent higher prices, and 2 percent lower volume. Lower U.S. volume principally reflected declines in the Pharmaceuticals, Specialty Fibers and Polyester Enterprise segments. European region sales decreased 4 percent reflecting 9 percent lower U.S. dollar prices, 6 percent higher volume, and a net reduction of 1 percent from portfolio changes. The net effect of currency fluctuations during the year reduced European sales by 12 percent. Sales in the Asia Pacific region grew 15 percent reflecting 10 percent volume growth, 3 percent higher U.S. dollar prices, and a 2 percent benefit from portfolio changes.

Sales in 1999 reached a record $26.9 billion, 9 percent above 1998, principally reflecting a $2.2 billion increase derived from business acquisitions. Excluding portfolio additions, worldwide sales were flat, as 3 percent higher volume was offset by 3 percent lower selling prices. The Polyester Enterprise, Nylon Enterprise and Specialty Polymers segments had the most significant downward impact on the worldwide price average. The net effect on prices from currency fluctuations during the year was negligible. Sales in the U.S. region increased 5 percent, as 7 percent volume growth, including 6 percent from acquisitions, was offset by 2 percent lower prices. Excluding acquisitions, U.S. volumes grew significantly in the Performance Coatings & Polymers, Pharmaceuticals and Specialty Fibers segments, while the Agriculture & Nutrition and Polyester Enterprise segments had lower volumes. European region sales increased 13 percent reflecting the Herberts acquisition. Excluding the benefit of Herberts, sales in the European region declined 5 percent, reflecting flat volume and 5 percent lower prices, the latter due to currency effect. Sales in the Asia Pacific region grew 22 percent due to volume growth. Prices were flat as 5 percent lower local prices were offset by a 5 percent currency benefit.


EARNINGS

Net income for the year 2000 was $2,314 million compared with $7,690 million in 1999. The decrease in net income principally reflects the absence of a $7,471 million after-tax gain recorded in 1999 on disposal of discontinued business (Conoco, the company's former energy subsidiary). Earnings per share on a diluted basis were $2.19 in 2000 versus $6.99 in 1999.

Income from continuing operations was $2,314 million or $2.19 per share in 2000, compared with $219 million or $.19 per share in 1999. These amounts include one-time items which were significant in both years. For 2000, one-time items totaled a net after-tax charge of $564 million, or $.54 per share, largely attributable to restructuring activities, Pioneer purchase accounting and a write-down of the company's investment in WebMD to fair market value. For 1999, one-time items resulted in a net charge of $2,624 million, or $2.39 per share. The most significant of these were a write-off of in-process research and development in connection with the acquisition of Pioneer, charges for impairment write-downs and restructuring activities in several segments and a gain recognized from the exchange of the company's investment in WebMD for Healtheon/WebMD.

Diluted earnings per share from continuing operations excluding one-time items were $2.73 in 2000 versus $2.58 in 1999, up 6 percent. Income from continuing operations excluding one-time items was $2,878 million in 2000 versus $2,843 million in 1999, up 1 percent. Earnings per share increased 6 percent primarily due to reduced average common shares outstanding in 2000 versus 1999. After-tax operating income (ATOI) excluding one-time items increased 6 percent reflecting higher sales volume and local selling prices, partly offset by significantly higher raw material costs and the negative currency impact of the stronger U.S. dollar. The increased ownership in Pioneer for a full year in 2000 versus only the fourth quarter in 1999 increased ATOI by $206 million.

12 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

Net income for the year 1999 was $7,690 million compared with $4,480 million in 1998. The increase in net income principally reflects a $7,471 million after-tax gain on disposal of Conoco, versus a similar gain of $2,439 million in 1998. Partly offsetting this increase was a reduction in income from continuing operations and the absence of 1998 income from operations of discontinued business. Earnings per share on a diluted basis were $6.99 versus $3.90 in 1998.

Income from continuing operations before extraordinary item was $219 million or $.19 per diluted share in 1999, compared with $1,648 million or $1.43 per diluted share in 1998. These amounts include one-time items which were significant in both years. For 1999, one-time items resulted in a net charge of $2,624 million, or $2.39 per share. The most significant of these were: 1) $2,186 million charge to write off in-process research and development in connection with the acquisition of the remaining 80 percent interest in Pioneer;
2) charges of $484 million for impairment write-downs and restructuring activities in the Nylon Enterprise, Agriculture & Nutrition and Polyester Enterprise segments; and 3) a gain of $208 million recognized from the exchange of the company's investment in WebMD for Healtheon/WebMD. For 1998, one-time charges applicable to continuing operations totaled $1,265 million.

Diluted earnings per share from continuing operations excluding one-time items in 1999 were $2.58 versus $2.55 in 1998. 1999 income from continuing operations excluding one-time items was $2,843 million versus $2,913 million in 1998, down 2 percent. Earnings per share increased despite lower income because of reduced average common shares outstanding in 1999 versus 1998. The $70 million lower income excluding one-time items reflects 2 percent higher ATOI more than offset by higher exchange losses and corporate expenses. The increased ATOI is due to higher sales volume, reduced variable cost per unit, and a lower effective income tax rate, partly offset by lower selling prices and slightly higher fixed costs. The combined impact of business portfolio changes including the addition of Herberts, as well as the increased ownership interest in DuPont Pharmaceuticals and Pioneer, was to reduce full-year ATOI by about 1 percent. Full-year results were reduced by inclusion of Pioneer's seasonal operating losses in the fourth quarter on a full ownership basis and amortization of acquired intangibles.

Income tax expense and effective income tax rates were as follows:
--------------------------------------------------------------------------------
                                                  2000       1999        1998
                                               ---------------------------------
Income tax expense (dollars in millions)         $1,072     $1,410       $941

Effective income tax rate (EITR)                   31.1%      83.4%      36.0%
================================================================================

The 2000 EITR of 31 percent and the 1998 EITR of 36 percent were significantly lower than the 1999 EITR of 83 percent primarily due to the absence of the write-off of acquired in-process research and development in connection with the acquisition of Pioneer which reduced earnings with no tax effect in 1999. Excluding one-time items and related tax effects, the EITR in 2000 of 32 percent was unchanged from 1999. Excluding one-time items and related tax effects, the EITR in 1999 decreased to 32 percent from 34 percent in 1998 due to a lower effective rate on foreign earnings.

CORPORATE OUTLOOK

The company anticipates that most of the challenging economic conditions experienced in North America during the second half of 2000 will continue for at least the first half of 2001 and plans to aggressively manage costs at levels commensurate with the business environment.

The Agriculture & Nutrition and Pioneer segments are operating principally in the stable but difficult crop production sector of the U.S. farm economy. Both segments are expected to be adversely affected, directly or indirectly, by high natural gas prices. Therefore, earnings are expected to be moderately lower versus 2000. The Pharmaceuticals segment is expected to incur substantial losses in the first half of 2001, reflecting decisions to discontinue various promotional sales programs and thereby reduce the amount of product in the distribution channel. The company expects the Pharmaceuticals segment to return to profitability in the second half of 2001. In addition DuPont has announced its intent to separate DuPont Pharmaceuticals from the company.

For the remaining segments, which comprise the chemicals and materials businesses, the company expects that high raw material costs, including natural gas, and slower economic growth will adversely affect earnings, particularly during the first half of 2001. This reflects anticipated continuing weakness in the apparel and motor vehicle markets and slower growth in the construction industry - which are end-use markets for over 40 percent of the company's sales. In addition to the foregoing

                                                                       DUPONT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

factors, earnings in 2001 will reflect modestly higher accruals for pension and other postretirement employee benefit costs, principally due to higher health care costs.

The company has accelerated operational initiatives to manage costs in line with the business environment. Actions have been taken to streamline logistics, production scheduling, purchasing and other processes through Six Sigma; improve pricing and product mix; reduce working capital and capital expenditures; and strengthen focus on the customer. Through aggressive and integrated management of these initiatives, the company expects to mitigate some of the impact of adverse macroeconomic factors while strengthening its businesses.

Discontinued Operations

On September 28, 1998, the company announced that the Board of Directors had approved a plan to divest Conoco. On October 21, 1998, the company's interest in Conoco was reduced to 69.5 percent following an initial public offering of Conoco Class A common stock. On August 6, 1999, the company completed the planned divestiture through a tax-free split off whereby the company exchanged its 436,543,573 shares of Conoco Class B common stock for 147,980,872 shares of DuPont common stock. The company also bought back 8 million shares for $646 million from non-U.S. persons who were not eligible to participate in the tender offer. The company's consolidated financial statements and notes report its former petroleum business as discontinued operations.

The 1999 gain on disposal of discontinued business reflects the company's share of Conoco's results of operations through August 6, 1999, and the $7,306 million gain recognized by the company from the completion of the split off. The gain from the split off results from the difference between the market value and the carrying value of the Conoco Class B common shares, less direct expenses. The 1998 gain on disposal of discontinued business reflects the company's share of Conoco's results of operations from October 1 to December 31, 1998, and the $2,586 million gain recognized by DuPont from the initial public offering of Conoco Class A common stock.

In connection with the separation from DuPont, Conoco and DuPont entered into a tax sharing agreement. Several matters under the tax sharing agreement are currently in dispute between Conoco and DuPont. Among other things, Conoco claims that DuPont owes Conoco in excess of $250 million pursuant to the tax sharing agreement. DuPont disputes that it owes this amount and believes that any settlement of the dispute will not be material to its financial position, liquidity or the gain on disposal of discontinued business. This matter is in arbitration and a hearing is not expected until 2002.

Segment Reviews

Segment sales discussed below include pro rata equity affiliate sales and intersegment transfers. Segment ATOI does not include corporate expenses, interest and exchange gains (losses). Prior years' data have been reclassified to reflect the 2000 organizational structure.

AGRICULTURE & NUTRITION

DuPont Crop Protection
DuPont Nutrition & Health
                                    [GRAPH]
                                                   ATOI BEFORE
                                                   ONE-TIME
     SALES ($ in Billions)  ATOI ($ in Millions)   ITEMS ($ in Millions)

2000                  2.5                      189                     245
1999                  2.6                      159                     264
1998                  2.8                      252                     325

See Industry Segment Information (Note 30 to Financial Statement.)

The mission of the Agriculture & Nutrition businesses is to best satisfy the world's need for food and nutrition by transforming the ways renewable resources are grown, processed and distributed. DuPont Crop Protection serves production agriculture with products for the grain and specialty crop sectors as well as forestry and vegetation management. It includes global herbicide, fungicide and insecticide products and services. DuPont Crop Protection strategies are to develop and commercialize new products; continue to build the broad line of existing products; develop new business models particularly in e-commerce; and capitalize on cross-business unit synergy opportunities.

Numerous new products were registered and introduced into the marketplace during 2000 in countries around the world. DuPont/TM/ Equation/TM/, Equation/TM/ Pro/TM/ and DuPont/TM/ Tanos/TM/ with the active ingredient DuPont/TM/ Famoxate/TM/ are now registered in 42 countries. They are used for disease control primarily on grapes, potatoes, tomatoes and cucumbers. DuPont/TM/ Steward/TM/ and DuPont/TM/ Avaunt/TM/, with the active ingredient indoxacarb, have been registered in 25 countries, including the United States, for insect control on cotton, fruits and vegetables. DuPont/TM/ Milestone/TM/ and DuPont/TM/ Evolus/TM/, with the active ingredient azafenidin, are used

14 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

for weed control on sugarcane, citrus, grapes and non-crop activities and are registered in three countries.

DuPont Nutrition & Health includes Protein Technologies
International Inc. (PTI), Qualicon Inc. and DuPont Specialty Grains.

PTI is a world leader in the research, manufacturing and marketing of isolated soy protein, soy oil and soy fiber ingredients. In late 1999 the U.S. Food and Drug Administration (FDA) authorized the use of a health claim on food labels concerning the association between soy protein and the reduced risk of coronary heart disease. In November 2000 the health claim was reinforced by the American Heart Association (AHA) when it recommended that consumers eat more soy protein to lower cholesterol and the risk of heart disease. In its recommendation, the AHA emphasized the importance of getting soy protein with its naturally occurring bioactive components. DuPont(TM) Supro(R) soy brand proteins are specially processed to retain naturally-occurring bioactive components and are proven clinically to reduce the risk of coronary heart disease. PTI continues to fund studies on other potential health benefits of soy with women's health being the primary area of research, including menopausal symptoms and bone health. In August 2000 PTI and General Mills Inc. formed a joint venture to collaborate on developing and marketing new soy foods.

     DuPont Qualicon is a world leader in food quality and safety. With a focus on molecular biology, Qualicon provides a full range of microbial testing products that help food industry customers understand and control the microbial environment in their manufacturing processes and supply chains. Qualicon products include the BAX(R) screening system, a fully automated genetics-based system that provides highly sensitive and rapid detection of harmful bacteria in food, water and environmental samples. BAX(R)system tests also are available to help food processors determine if specific genetic enhancements are present in food products as a critical component of Identity Preservation (IP) systems and to comply with labeling requirements in some markets. The Qualicon RiboPrinter(R) microbial characterization system is the world's only automated instrument for fingerprinting the DNA of bacteria. The system is emerging as a critical tool to address global health problems related to foodborne disease, antibiotic resistance, hospital infection control and pharmaceutical quality assurance.

On June 7, 2000, Optimum Quality Grains, LLC officially became known as DuPont Specialty Grains (DSG). This name change reflects the expanded role of DSG in developing and delivering enhanced grains for feed, food and industrial use. The mission of DSG is to develop and market improved grain products through innovative customer-focused production and distribution systems. Efforts to build IP systems continue to show strong growth. DSG is creating coordinated production systems that will help meet customer needs and requirements for specialized products.

2000 versus 1999 Sales of $2.5 billion were 3 percent lower, reflecting 3 percent lower prices and flat volume. ATOI was $189 million compared with $159 million. ATOI before one-time items was $245 million versus $264 million, down 7 percent, as marginally higher DuPont Crop Protection earnings were more than offset by lower DuPont Nutrition & Health earnings. The latter is due to higher natural gas costs as well as planned higher research and development and marketing expenses.

1999 versus 1998 Sales of $2.6 billion were 7 percent lower, reflecting flat prices and 7 percent lower sales volume. ATOI was $159 million compared with $252 million. ATOI before one-time items was $264 million, down $61 million, or 19 percent, principally reflecting lower DuPont Crop Protection earnings.

Outlook The crop protection industry has experienced significant change during the past two to three years with a depressed farm economy, industry consolidation, and the influence of insect and herbicide resistant crops. Net U.S. farm income before government payments has declined by 50 percent since 1996. In order to compete in this business environment, DuPont Crop Protection instituted a restructuring program in 1999 to reduce fixed costs and align the size of the business with the realities in the global farm economy. The operating outlook for 2001 will continue to be very challenging. High natural gas prices will force PTI to operate in a difficult environment in 2001 since its manufacturing processes are natural gas energy intensive.

The company has been served with several hundred lawsuits in connection with the 1991 stop-sale and recall of DuPont(TM) Benlate(R) 50 DF fungicide; approximately 120 cases are pending. The majority of these lawsuits were disposed of by trial,


                                                                       DUPONT 15

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

settlement or dismissal. However, certain plaintiffs who previously settled with the company have filed cases alleging fraud and other misconduct relating to the litigation and settlement of Benlate(R) 50 DF claims. DuPont believes that Benlate(R) 50 DF did not cause the damages alleged in these cases and denies the allegations of fraud and misconduct. DuPont intends to defend itself in these cases. The ultimate liabilities from Benlate(R) 50 DF lawsuits may be significant to DuPont Crop Protection's results of operations in the period recognized, but management does not anticipate that they will have a material adverse effect on the company's consolidated financial position or liquidity.

--------------------------------------------------------------------------------
NYLON ENTERPRISE
--------------------------------------------------------------------------------
                                    [GRAPH]

                                                       ATOI BEFORE
                                                       ONE-TIME
      SALES ($ in Billions)   ATOI ($ in Millions)     ITEMS ($ in Millions)

2000       4.6                    328                       301
1999       4.5                     63                       389
1998       4.6                    244                       406

See Industry Segment Information (Note 30 to Financial Statements).

The Nylon Enterprise is the global leader in nylon intermediates, polymers and fibers for major markets such as carpets and rugs, apparel, tire reinforcement and numerous other industrial applications. Brands include DuPont(TM) Stainmaster(R) and DuPont(TM) Antron(R) for carpets, DuPont(TM) Tactel(R) and DuPont(TM) Supplex(R) for apparel, and DuPont(TM) Cordura(R) for products including packs and bags, boots and shoes, and apparel.

Facilities modernization continued in 2000, including: apparel fiber operations at Chattanooga, Tennessee, and Monterrey, Mexico, that are progressing toward a year-end 2001 completion; consolidation of all European flooring fiber facilities at Oestringen, Germany; and start-up of a state-of-the-art carpet fiber expansion at Kingston, Ontario. A major nylon intermediates expansion at the Chalampe, France, joint venture with Rhodia SA will be completed by year-end 2001.

Additional new product families such as Tactel(R) Soft Black and Tactel(R) Aero were introduced in 2000. The introduction of DuPont(TM) Tactesse(R) fiber for DuPont(TM) Stainmaster(R) carpets in the residential market has set a new standard for soft, thick, wool-like and durable carpets with superior stain and soil resistance. The Stainmaster(R) business has continued to grow well as a result of continued new product development, increased awareness of the Stainmaster(R) brand, and marketing programs that have improved its position in key North America markets. Antron(R) nylon is the strongest, most preferred brand in commercial flooring markets.

In December 2000, Nylon Enterprise and Sabanci further expanded their multiregional alliance for industrial nylon. The new 50/50 joint venture, DuPont-Sabanci International LLC (DUSA), is the world's leading supplier of heavy decitex nylon industrial yarn and tire cord fabric and will operate with eight manufacturing sites and approximately 2,300 employees worldwide.

2000 versus 1999 Sales of $4.6 billion were 1 percent higher, reflecting 1 percent higher prices and flat volume. ATOI was $328 million compared with $63 million. ATOI before one-time items was $301 million versus $389 million, down 23 percent. Lower earnings reflect rapidly declining profit margins resulting from significantly higher raw material costs, principally those derived from oil and natural gas.

1999 versus 1998 Sales of $4.5 billion were 2 percent lower, reflecting 3 percent lower prices, partly offset by 1 percent higher volume. ATOI was $63 million compared with $244 million. ATOI before one-time items was $389 million versus $406 million, down 4 percent, reflecting lower revenue and higher raw material costs, partly offset by lower fixed costs.

Outlook Prospects for Nylon Enterprise earnings growth are most dependent on prices for natural gas and petroleum-based raw materials and on U.S. and European markets for nylon flooring, nylon apparel, nylon intermediates and for industrial nylon applications such as automobile air bags. Nylon Flooring volume is closely tied to U.S. residential and commercial real estate markets. Activity in these markets, particularly residential, slowed in mid-2000 and may not recover to higher levels until mid-2001. Demand for industrial nylon is expected to continue softening, principally reflecting the decline in U.S. motor vehicle production. Apparel markets in 2000 were adversely affected by weakening consumer markets in North America and Europe as well as the continuing shift of garment production from these markets to those in Asia. These market conditions are expected to continue into 2001, but should begin to be mitigated by the expanded DuPont emphasis on product differentiation and branding.

16 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

PERFORMANCE COATINGS & POLYMERS

   DuPont Engineering Polymers
   DuPont Performance Coatings
   DuPont Elastomers

                                    [GRAPH]
                                                 ATOI BEFORE
                                                 ONE-TIME
SALES ($ in Billions)   ATOI ($ in Millions)     ITEMS ($ in Millions)

2000         6.5                 674                     733
1999         6.1                 582                     645
1998         4.6                 508                     525

See Industry Segment Information (Note 30 to Financial Statements).

DuPont Engineering Polymers manufactures and markets a broad portfolio of engineering materials for automotive, electrical, electronic, consumer and industrial applications. The automotive and electrical/electronics industries are among its most important markets. Serving customers throughout the world, the business supplies six families of engineering resins - DuPont(TM) Zytel(R) nylon, DuPont(TM) Delrin(R) acetal, DuPont(TM) Rynite(R) PET polyester, DuPont(TM) Crastin(R) PBT polyester, DuPont(TM) Hytrel(R) thermoplastic elastomer and DuPont(TM) Zenite(R) LCP liquid crystal polymer - plus DuPont(TM) Vespel(R) polyimide parts and shapes, and DuPont(TM) Tynex(R) filaments. The business is focused on continuing its penetration of metals substitution opportunities in applications that offer customers weight reduction, energy savings and added manufacturing cost productivity.

DuPont Engineering Polymers is pursuing sustainable, profitable growth through new products, such as DuPont(TM) Zytel(R) HTN high temperature polyamides and DuPont(TM) Zenite(R) LCP liquid crystal polymers, which are aimed at fulfilling growing needs for demanding telecommunications and computer applications in the electrical/electronics industry, among other markets. Other new products and product modifications for diverse market needs include the use of DuPont(TM) Hytrel(R) for seat fabrics and for membranes that will bring efficient irrigation methods to farmers in arid regions, as well as DuPont(TM) Vespel(R) parts for demanding automotive and aerospace applications.

DuPont Performance Coatings - the world's leading automotive coatings supplier - offers high performance liquid and powder coatings for the automotive OEM and aftermarket and general industrial OEM applications, as well as high performance specialty products for digital printing, adhesive bonding and electrical insulation markets. The business is pursuing a strategy of profitable growth in its core Automotive OEM and Aftermarket coatings businesses with emphasis on growth outside the United States; completion of the Herberts integration and rationalization programs; continued strong growth in Ink Jet digital printing and exploration of new market segment opportunities; growth in the Powder business; and focusing the Industrial business on profitable market niches.

DuPont Performance Coatings continued the expansion of its digital ink business with the introduction of DuPont(TM) Artistri(TM), the industry's first integrated digital textile printing solution for home furnishings, and a complete line of Artistri(TM) inks for textiles. The Powder business introduced new technology in Europe that allows for lower curing temperatures. This technology is expected to increase the markets available to powder coatings. DuPont Refinish introduced two new Ultra Productive clear coat systems for the aftermarket, which were designed to significantly reduce cycle time of vehicle refinishing.

DuPont Dow Elastomers, a 50/50 joint venture between DuPont and The Dow Chemical Company, is the leading global supplier of mid- and high-performance elastomers. Plant expansion continues for Engage(R) polyolefin elastomers and Viton(R) fluoroelastomers.

2000 versus 1999 Sales of $6.5 billion were 6 percent higher, principally reflecting the addition of Herberts for full year 2000. Excluding Herberts, sales were 1 percent lower, reflecting 2 percent lower prices partly offset by 1 percent higher volume. ATOI was $674 million compared with $582 million. ATOI before one-time items was $733 million versus $645 million, up 14 percent. ATOI was higher in all three business units, with DuPont Performance Coatings earnings up most significantly, principally reflecting a full year of Herberts results.

1999 versus 1998 Sales of $6.1 billion were up 34 percent, reflecting a 30 percent increase attributable to the Herberts acquisition, 7 percent higher sales volume and 3 percent lower prices. ATOI was $582 million compared with $508 million. ATOI before one-time items was $645 million versus $525 million, up $120 million or 23 percent. All businesses contributed to the earnings increase, with about half attributable to DuPont Performance Coatings, principally due to the Herberts acquisition.

Outlook Rising raw material prices continue to put pressure on DuPont Performance Coatings earnings. The manufacturing rate of light vehicles began to slow during the fourth quarter 2000 and

                                                                       DUPONT 17

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

this slowdown is expected to continue. Industry consolidation trends are occurring at all levels of the supply chain, and demand continues for more environmentally friendly coatings, products and processes. In April 2000 DuPont Performance Coatings announced plans to continue restructuring to consolidate assets and eliminate redundancies associated with the 1999 acquisition of Herberts. These actions, to be completed in mid-2001, are expected to help maintain the company's leading position in the highly competitive global performance coatings industry.

The outlook for DuPont Engineering Polymers is varied, reflecting the diversity of the geographies and expected growth rates for the principal end use markets. Near term, results will be adversely affected by slower growth in U.S. industrial production, particularly motor vehicle production, and by high raw material costs. However, the business is expected to remain strong in key markets, most notably Europe and Asia. In addition, the rate of growth in electronics and consumer applications continues to look favorable. By third quarter 2001 a first stage capacity expansion for DuPont(TM) Zenite(R) LCP liquid crystal polymer will boost base polymer capacity by 50 percent, reflecting expectations for globally strong growth in connectors and other electronic components. Overall, business results will benefit as engineering polymers continue to become the material of choice in numerous applications which traditionally use other materials.

PHARMACEUTICALS

                                    [GRAPH]
                                                         ATOI BEFORE
                                                         ONE-TIME
SALES ($ in Billions)     ATOI ($ in Millions)           ITEMS ($ in Millions)

    2000     1.5                    89                            133
    1999     1.6                   230                            263
    1998     1.2                  (668)                           185

      See Industry Segment Information (Note 30 to Financial Statements).

DuPont Pharmaceuticals is focused on five therapeutic areas: HIV/AIDS, cardiovascular, central nervous system, oncology and allergy/inflammation.

In January 2000 the U.S. Department of Health and Human Services named Sustiva(TM) (efavirenz) as the only non-nucleoside reverse transcriptase inhibitor (NNRTI) to be "strongly recommended" for use in first-line combination treatment of HIV-infected individuals. In the United States, Sustiva(TM) surpassed the leading protease inhibitors in total prescriptions, indicating a movement by physicians toward increased use of Sustiva(TM) in potent and durable protease inhibitor-sparing regimens for HIV-infected patients. DuPont Pharmaceuticals continued to develop its pipeline of anti-HIV medications with candidates in development in all three classes of treatment, the most advanced being an NNRTI in Phase II development.

Marketing programs drove growth in demand for the heart-imaging agent Cardiolite(R) (kit for the preparation of technetium Tc99m sestamibi for injection). Resources were redirected to critical cardiovascular products in 2000 and promotion of the anti-Parkinson's drug Sinemet(R) CR (carbidopa-levodopa) sustained-release tablets was ceased due to increased generic competition. Growth in worldwide sales of the high blood pressure treatments Cozaar(R) (losartan) and Hyzaar(R) (losartan potassium) also benefited DuPont. In October 2000 DuPont Pharmaceuticals introduced in the United States its new once-daily low molecular weight heparin Innohep(R) (tinzaparin sodium injection) for treatment of deep vein thrombosis. Other potential medications for treatment of cardiovascular disease are in development, including roxifiban, a novel oral glycoprotein IIb/IIIa antagonist in Phase III trials for treatment of moderate-to-severe peripheral arterial disease, and an oral anti-coagulant that is scheduled to go into Phase II development in 2001.

DuPont Pharmaceuticals formed an alliance with Kos Pharmaceuticals Inc. to develop and market a unique cholesterol management drug, extended-release niacin/lovastatin. Kos filed a New Drug Application with the FDA in 2000 with approval anticipated in late 2001. DuPont Pharmaceuticals also formed an alliance with Barr Laboratories Inc. to develop and market five different proprietary drugs.

In addition, DuPont Pharmaceuticals had the following development programs underway at the end of the year:

 . Central Nervous System - One compound in Phase II development for treatment of anxiety and depression and one pre-clinical compound for the treatment of obesity;

 . Oncology - Two compounds in pre-clinical development that are scheduled to go into Phase I in 2001, the first targeted at

18 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

tamoxifen-resistant breast cancer, the second a radiotherapeutic for treatment of solid tumors; and

 . Allergy/Inflammation - A compound in Phase I development for asthma and allergic rhinitis and another compound in Phase I for rheumatoid arthritis.

2000 versus 1999 Sales of $1.5 billion were 9 percent lower, reflecting a significant drop in fourth quarter sales versus 1999. This decline was anticipated, as the volume of product in the distribution channel is being reduced from historically high levels resulting from previous sales promotion programs. ATOI was $89 million compared with $230 million. ATOI before one-time items was $133 million versus $263 million, down 49 percent. The decline results principally from significantly lower fourth quarter sales as well as planned higher research and development and marketing expenses.

1999 versus 1998 Sales of $1.6 billion were up 41 percent, reflecting 8 percent higher sales volume and a 33 percent increase in segment sales attributable to the mid-1998 acquisition of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company, resulting in 100 percent ownership by DuPont. ATOI was $230 million compared with a loss of $668 million. ATOI before one-time items was $263 million versus $185 million, up $78 million or 42 percent, principally attributable to earnings improvements from Sustiva(TM) and Cozaar(R), as well as the full-year benefit of 100 percent ownership.

Outlook Over the past three years, DuPont Pharmaceuticals implemented various promotional sales programs to ensure a fully adequate supply of product in the marketplace. These promotional programs are no longer required or financially justified and, accordingly, have been phased out. Revenue and earnings will significantly decline in the first half of 2001 as products in the distribution channel return to normal levels and DuPont Pharmaceuticals increases investment in research, development and marketing to support a promising R&D pipeline. Accordingly, the company expects Pharmaceuticals to show substantial losses in the first half of 2001, weighted toward the first quarter.

Following a six-month review of strategic options, DuPont announced in December 2000 its intent to separate DuPont Pharmaceuticals from the company. DuPont is evaluating separation options and will select the one that best contributes to shareholder value.

   PIGMENTS & CHEMICALS

   DuPont White Pigment & Mineral Products
   DuPont Chemical Solutions Enterprise
   DuPont Fluorochemicals

                                    [GRAPH]
                                                 ATOI BEFORE
                                                 ONE-TIME
SALES ($ in Billions)     ATOI ($ in Millions)   ITEMS ($ in Millions)


   2000     3.9                 714                     715
   1999     3.7                 634                     633
   1998     3.7                 574                     578

   See Industry Segment Information (Note 30 to Financial Statements).

DuPont White Pigment & Mineral Products is the world's largest manufacturer of titanium dioxide, serving customers globally in the coatings, plastic and paper industries. The company operates plants at DeLisle, Mississippi; New Johnsonville, Tennessee; Edge Moor, Delaware; Altamira, Mexico; and Kuan Yin, Taiwan, all of which utilize the chloride manufacturing process. DuPont(TM) Ti-Pure(R) titanium dioxide is available to customers in slurry and powder form in a variety of grades. In 2000 a third production line for Ti-Pure(R) started operating at New Johnsonville.

DuPont Chemical Solutions Enterprise (CSE) develops, produces and markets a diverse range of industrial and performance chemicals, selected services and technologies. Primary markets served are plastics, textiles, mining, household and industrial cleaners, petroleum refining and water treatment. Industrial chemicals produced are aniline, acrylonitrile, hydrogen cyanide, methylamines/amides, o,m,p-phenylene diamines, sodium, lithium and sulfur products. Performance chemicals include DuPont(TM)Teflon(R)repellent finishes, DuPont(TM)Krytox(R)lubricants, DuPont(TM)Oxone(R) oxidizing agents, DuPont(TM) glycolic acid descaling systems, DuPont(TM) Tyzor(R) organic titanates and DuPont(TM) Vazo(R) free radical sources.

CSE continued to enhance its portfolio in 2000. It completed the acquisition of International Dioxide Inc., a producer of chlorine dioxide disinfecting systems for food, sanitation and drinking water markets. Production capacity was expanded for Tyzor(R) organic titanates, Oxone(R) potassium monopersulfate and intermediates for Teflon(R) fabric finishes and DuPont(TM) Stainmaster(R) carpets. New Teflon(R) products for the protection of leather and hard surfaces, and systems for scale and biofilm removal and disinfection were introduced.

                                                                       DUPONT 19

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

DuPont Fluorochemicals is a leading global manufacturer of industrial and specialty fluorochemicals - both hydrofluorocarbons (HFCs) and hydrochlorofluorocarbons (HCFCs). Products include DuPont(TM) Suva(R) refrigerants used in air conditioning and refrigeration, DuPont(TM) Formacel(R) foam expansion agents, DuPont(TM) Dymel(R) propellants, DuPont(TM) Vertrel(R) solvents, DuPont(TM) Zyron(R) electronic gases, and fire extinguishants.

In 2000 DuPont Fluorochemicals continued its focus on specialties markets. HFC 227ea was introduced for use both as a clean agent fire extinguishant and as a pharmaceutical propellant in applications such as metered dose inhalers. For semiconductor chip manufacturers, Zyron(R) 8020 was added to its line of electronic gases. DuPont Fluorochemicals divested its minority interest in Quimica Fluor, a Mexico-based manufacturer of anhydrous hydrogen fluoride (HF). DuPont continues to manufacture HF at its LaPorte, Texas, facility.

2000 versus 1999 Sales of $3.9 billion were 7 percent higher, reflecting 2 percent higher prices and 5 percent higher volume. ATOI was $714 million compared with $634 million. ATOI before one-time items was $715 million versus $633 million, up 13 percent. ATOI was higher in all three business units, principally reflecting higher sales.

1999 versus 1998 Sales of $3.7 billion reflect flat prices and sales volume. Higher sales of titanium dioxide were offset by lower sales of specialty chemicals. ATOI was $634 million compared with $574 million. ATOI before one-time items was $633 million versus $578 million, up $55 million or 10 percent, reflecting increased earnings from DuPont White Pigment & Mineral Products and DuPont Fluorochemicals, partly offset by lower CSE earnings.

Outlook DuPont White Pigment & Mineral Products expects slower demand growth in 2001. The business is focused on enhancing customer offerings and renewing chloride technology. CSE's performance chemicals businesses project continued growth as more effective solutions are adopted in surface protection, esterification catalysts, and broad based cleaning and disinfection applications.

Continued strength in fluorochemicals markets is expected as global demand for chlorofluorocarbon (CFC) alternatives continues to grow. The phasedown of HCFCs will continue in developed countries. HFCs, which have replaced CFCs in many applications and will eventually replace HCFCs, are expected to remain the long-term product of choice because of their energy efficiency, safety, efficacy, total cost and environmental benefit.

PIONEER

                                    [GRAPH]

                                                        ATOI BEFORE
                                                        ONE-TIME ITEMS
SALES ($ in Billions)   ATOI ($ in Millions)           ($ in Millions)

    2000    1.9                  (195)                       106
    1999    0.4                (2,313)                     (100)
    1998    0.4                      5                         5

See Industry Segment Information (Note 30 to Financial Statements).

2000 was the first full year of DuPont 100 percent ownership of Iowa-based, plant genetics leader Pioneer Hi-Bred International Inc. Pioneer's principal products are hybrid seed corn, soybean seed, and other crop seed lines sold to customers who grow these products for sale (as commodities or to special end-user markets), or for use in feeding livestock. Pioneer's business is focused primarily on developing superior corn hybrids for grain and silage to address the needs of the livestock feeding market. However, products for human food and industrial uses also comprise significant and growing areas of focus for Pioneer.

Competition in the seed business continues to be intense because of consolidation throughout the industry and low commodity prices. North America corn acreage in 2000 increased because exceptionally good weather encouraged increased planting, despite a low commodity price. Net price improvements for Pioneer corn seed products in North America resulted in nearly 6 percent corn seed revenue growth. Unit growth and price improvements in Pioneer soybean products increased soybean revenue by almost 12 percent in 2000.

Pioneer annually invests approximately 10 percent of revenue in research, focusing on the development of products that are higher yielding, more genetically diverse and have desirable agronomic characteristics that will produce higher income for customers. In side-by-side comparisons across North America, Pioneer(R) brand corn hybrids out-yielded competitor hybrids during growing season 2000 by an average of 7.4 bushels per acre, based on a total of more than 248,000 comparisons.

Despite ongoing debate over the appropriate use of biotechnology, Pioneer continues to see demand for seed products that include biotech traits that deliver additional value.

 20 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

These products include corn hybrids with resistance to corn borers and herbicide resistant soybeans that make it easier for growers to control weeds. In 2000 sales of Pioneer(R) brand corn products with biotech traits were flat and sales of Pioneer(R) brand soybean products with biotech traits were up as a percent of total sales when compared with 1999. While biotechnology offers tremendous potential to bring increased value to Pioneer's customers, it is just one of many tools researchers at Pioneer have at their disposal. Pioneer continues to develop non-biotech seed products and offers farmers a choice of hybrids.

2000 versus 1999 Sales were $1.9 billion versus $0.4 billion in 1999 reflecting the increased ownership interest in Pioneer. ATOI was a loss of $195 million in 2000 compared with a loss of $2,313 million in 1999. Both periods reflect non-cash purchase accounting related charges, the most significant of which is a $2,186 million charge in the fourth quarter of 1999 to write off in-process R&D in connection with the acquisition by the company of the remaining 80 percent interest in Pioneer. ATOI before onetime items was $106 million in 2000 versus a loss of $100 million in 1999. The increase in earnings principally reflects the increased ownership interest in Pioneer as well as improved operating results for Pioneer on a full-year pro forma basis.

1999 versus 1998 Sales were $427 million compared with $369 million, reflecting the fourth quarter 1999 acquisition of the 80 percent of Pioneer not already owned. ATOI was a loss of $2,313 million principally due to the write-off of acquired in-process R&D. ATOI before one-time items was a loss of $100 million in 1999 versus income of $5 million in 1998, reflecting seasonal operating losses in the fourth quarter on a full ownership basis and amortization of acquired intangibles. 1998 results included only the company's 20 percent ownership interest in Pioneer.

Outlook Pioneer expects another difficult farm economy during 2001. In addition, as high U.S. natural gas prices drive up nitrogen fertilizer costs, the company expects that North American planting decisions may be affected, tending to decrease total acreage planted and shift the crop mix away from corn. As in the past two years, many farmers around the world are expected to experience severe cash flow problems in 2001 because of low commodity prices. TruChoice(SM) is an integrated offering by Pioneer and DuPont Crop Protection of seed, chemicals and credit which provides after-harvest payment terms to farmers. TruChoice(SM) has been well received and will be significantly expanded in 2001.

Pioneer's investment in research and development will support continued new product introductions, including 27 new corn hybrids for North America in 2001. These products include biotechnology-enhanced hybrids as well as conventional elite grain hybrids. It is anticipated that 9 percent of Pioneer(R) brand corn hybrids and 11 percent of Pioneer(R) brand soybean variety sales in 2001 will be from new genetics released in 2000 and 2001.

In longer-term programs, researchers are developing grains and oilseeds that have the potential to command a premium price. Some of the most promising are corn hybrids with improved energy and starch components that create value for livestock feeders and grain processors, along with oilseeds that produce healthier oils for consumers. Pioneer researchers are also working to develop new technologies that can protect plants from yield-robbing diseases and insect pests, such as the European corn borer and corn rootworm while reducing the need for chemical pesticides.

While the debate over biotechnology potentially could have a negative impact on sales of certain Pioneer products in some markets, seed purchase decisions are based on a wide range of factors. Pioneer will continue to market products with biotech traits that provide value and choices to growers.

Pioneer is involved in several lawsuits, both as plaintiff and defendant, concerning intellectual property rights related to corn and soybean products. If the outcome of these lawsuits is adverse to Pioneer, it may be significant to Pioneer's results of operations in the period recognized, but management anticipates that the ultimate outcome of these lawsuits will not have a material adverse effect on the company's consolidated financial position or liquidity.

In accordance with purchase accounting rules, Pioneer's inventories acquired on October 1, 1999, were recorded at fair value. This inventory step-up generates noncash charges to cost of goods sold as the inventory on hand at the acquisition date is sold. The estimated impact of this one-time charge on 2001 ATOI will be about $85 million.

                                                                       DUPONT 21

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

POLYESTER ENTERPRISE


                                    [GRAPH]
                                                        ATOI BEFORE
                                                        ONE-TIME
      SALES ($ in Billions)     ATOI($ in Millions)     ITEMS  ($ in Millions)

        2000     2.5                     73                      69
        1999     2.6                  (119)                    (39)
        1998     2.8                  (228)                     (7)

See Industry Segment Information (Note 30 to Financial Statements).

The company continues to transition the businesses of the Polyester Enterprise to a network of joint ventures and alliances while retaining a core of technology development and licensing. Major restructuring of these businesses over the past two years has resulted in reduced fixed costs and improved earnings. The markets for polyester in 2000 provided little uplift, so the businesses focused on cost reduction and product mix enrichment to improve performance.

Operations began January 1, 2000, of DuPont Teijin Films, a 50/50 global joint venture between DuPont and Teijin Limited to produce and sell PET and PEN polyester films in the specialty, industrial, packaging, electrical, electronics, advanced magnetic media and photo systems markets. With sales of $1.5 billion, the joint venture leads the industry with its strong product and process technology platform and the broadest portfolio of differentiated products offered throughout the world. Brand names include Mylar(R), Melinex(R) and Teijin(R) Tetoron(R) PET films, and Teonex(R) and Kaladex(R) PEN polyester films. In November 2000 DuPont Teijin Films announced that its China joint venture, DuPont-Hongji Films Foshan Co. Ltd., will have an additional 10 kiloton capability through a partnership with Ningbo Wuzhou Films Ltd. involving the use of existing production equipment. This partnership puts the joint venture in the leading share position in the fastest growing polymer market in the world.

As the polyester films industry struggles to recover from the worst downturn in its history, new high-value film products are being developed by DuPont Teijin Films for diverse applications including digital imaging, meat packaging, specialty PEN films for electronic data storage, can laminates used to protect food and beverage flavors, and vacuum insulation refrigeration panels that enable the construction of high-barrier, ultra-thin structures offering increased storage space at lower costs.

On January 1, 2000, DuPont and Sabanci started a 50/50 joint venture for the development, production and sale of polyester fibers, bottles, resins, PTA (purified terephthalic acid) and DMT (dimethyl terephthalate) for markets throughout the European region, the Middle East and Africa. The new company, DuPont Sabanci Polyester Europe, or DuPont SA, headquartered in The Netherlands, is the largest polyester company in the region with annual revenues of about $900 million. The joint venture is putting strong emphasis on developing differentiated products and on productivity improvements from restructuring and new technology. In the fourth quarter 2000 the joint venture commercialized fundamentally new proprietary spinning technology for specialty fibers at its Pontypool, United Kingdom, plant that allowed increased spinning speeds of nearly 50 percent. Productivity gains and licensing revenues will accrue to this development.

DuPont Polyester Technologies (DPT) was formed in January 2000 to consolidate and leverage DuPont polyester process, product and technical knowledge, to develop and license leading edge technology, and to manage existing brands for maximum value generation. In its first year DPT completed more than 10 licensing agreements for PTA and for polyester resin and fibers. Current projects span locations in India, China, Pakistan and Italy and are expected to deliver more than $100 million in license revenues from 2000 to 2002 to DuPont and DuPont SA.

The 50/50 DuPont Akra joint venture for polyester staple in the Americas, which began operation in April 1999, showed improved results in 2000 as cost reductions were implemented. Overcapacity in the Americas and Asian imports continue to put significant pressure on fiber margins. The joint venture is emphasizing productivity improvements and the development of new differentiated products that provide value in textile mill productivity and end use performance.

In June 2000 DuPont and Unifi Inc. formed a manufacturing alliance in the Americas to produce polyester filament. The alliance integrates both companies' partially oriented yarn manufacturing facilities in the Americas into a single production unit. This alliance enables each company to match production with the best assets available, significantly improving product quality and yields. The filament segment continues to face difficult market conditions. The auto and home furnishings markets were strong all year, but the apparel market softened significantly in the second half as the result of increasing garment imports, high retail inventories and concern about future retail

22 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

activity. Price increases implemented during the year were not enough to cover rapidly escalating raw material and energy costs. These trends are expected to continue into 2001.

DuPont(TM) Dacron(R) branded specialty fibers and fiberfill in the Americas and Asia will be part of DuPont Apparel and Textile Sciences. As announced by DuPont in October 2000, the new marketing alliance brings together DuPont(TM) Lycra(R) and Nylon Textile with these Dacron(R) businesses in a single, market-focused approach. Leading Dacron(R) brands such as DuPont(TM) CoolMax(R) performance fabrics, DuPont(TM) Comforel(R) sleep products and DuPont(TM) Thermolite(R) insulation fibers are included. Targeting mix enrichment for the home furnishings market, in 2000 the business introduced Comforel(R) Downessence(TM), a new cluster fiber that emulates the feel of down and offers a hypoallergenic down alternative for pillows; launched DuPont(TM) Duralife(R) fiberfill, offering superior loft and resiliency in pillows for the upholstered furniture market; and created a marketing alliance with a leading supplier of latex foam pillows to leverage the strong branded position of DuPont in the sleep products market. In addition, the business began a new certification and testing program to provide ultra-violet sunlight protection (UPF) ratings for CoolMax(R) fabrics and a new high performance insulating system for footwear that combines Thermolite(R) insulation and DuPont(TM) Cambrelle(R) lining.

Products for the polyester resins and intermediates markets include DuPont(TM) Melinar(R) PET container resins, DuPont(TM) Crystar(R) specialty resins, DuPont(TM) Biomax(R) hydrobiodegradable resin, PTA, DMT and ethylene glycol. The Polyester Enterprise commercialized Biomax(R) in Japan for food packaging applications and introduced Melinar(R) Laser+(R) H homopolymers for high temperature food trays in that fast-growing market. DuPont manufactures PTA in Taiwan through a joint venture with Far Eastern Textiles. The PTA business in 2000 was affected by high energy costs and weakness in downstream fibers demand, especially in Taiwan and Korea. Improvement in PTA business performance is expected in the second half of 2001. The resins business anticipates continued strong market demand growth of 8 to 10 percent per year and is focused on increasing product differentiation and mix enrichment. As in other polyester businesses, raw materials and energy costs were up, but prices for resins were able to keep up with these increases.

2000 versus 1999 Sales of $2.5 billion were 4 percent lower, principally due to the restructuring of formerly wholly-owned businesses into joint ventures whose sales are reflected in segment sales on a pro rata ownership basis. Apart from the impact of restructuring, sales were flat as 4 percent higher prices were offset by 4 percent lower volume. ATOI was $73 million compared with a loss of $119 million. ATOI before one-time items was $69 million versus a loss of $39 million. The earnings improvement is primarily due to cost reductions resulting from restructuring and productivity improvement initiatives.

1999 versus 1998 Sales of $2.6 billion were 5 percent lower, reflecting 8 percent lower prices partly offset by 3 percent higher sales volume. ATOI was a loss of $119 million compared with a 1998 loss of $228 million. ATOI before one-time items was a loss of $39 million versus a loss of $7 million, reflecting earnings declines in all business units.

Outlook Generally, the global polyester market will remain a highly competitive industry with a low-price, high-volume environment, exacerbated by excess capacity and rapid rise in raw material and energy costs. The direction will be to deliver value-added offerings that differentiate the businesses in market segments where that value can be extracted, and on low cost operations in commodity segments. DuPont is continuing to explore alternative strategies to optimize the company's investment in its various polyester businesses.

SPECIALTY FIBERS

DuPont(TM) Lycra(R)
DuPont Nonwovens
DuPont Advanced Fiber Systems

                                    [GRAPH]
                                                           ATOI BEFORE
                                                           ONE-TIME
SALES ($ in Billions)      ATOI ($ in Millions)            ITEMS ($ in Millions)

   2000     3.5                   690                            690
   1999     3.4                   732                            731
   1998     3.3                   659                            662

See Industry Segment Information (Note 30 to Financial Statements).

DuPont(TM) Lycra(R) - the largest elastane manufacturer worldwide -continues to be the leader in the high-growth stretch apparel market and is now expanding the stretch concept to non-traditional and non-apparel end uses. Lycra(R) elastane, which is the only consumer brand in this category, symbolizes quality, comfort and style. A strong product development pipeline is accelerating the delivery of innovation, with the introduction of two new polymers in 2000. These polymers include an extension of the Lycra(R) SOFT line for lighter weight garments such as

                                                                       DUPONT 23

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

intimate apparel and a cotton-compatible product that permits more efficient fabric production, particularly in the key ready-to-wear market. In addition, a new type of non-elastane stretch fiber, based on DuPont(TM) Sorona(R) technology, has been introduced into both the sock and ready-to-wear markets.

The move into generic stretch markets has improved market position while resulting in higher operating rates and lower unit costs. To further strengthen participation in this market, DuPont(TM) Lycra(R) entered into a marketing joint venture with Shinkong Synthetic Fibers Corp. in Taiwan. To better capitalize on the increasing consumer demand for stretch and to improve the ability to deliver its advantages to customers, DuPont(TM) Lycra(R) introduced Lycra(R) Assured, a business partnership with key industry players. Further, customer relationships and market presence will be strengthened by the recent integration of DuPont apparel platforms into one marketing alliance, DuPont Apparel and Textile Sciences.

The mission of DuPont Nonwovens is continued growth in high-value markets, providing end use-oriented, customized solutions to customer needs. Primary products include DuPont(TM) Tyvek(R) brand protective material, DuPont(TM) Sontara(R) spunlaced fabrics, DuPont(TM) Cambrelle(R) textiles and DuPont(TM) Typar(R) high-strength spunbonded polypropylene. Major markets served include construction, protective apparel, medical and health care, absorbents, packaging, carpeting, industrial and geotextiles.

In 2000 the Tyvek(R) business experienced strong growth in the construction and protective apparel markets in North America, as well as strong growth in the European protective apparel business. An endeavor begun in 1997 was expanded and formalized bringing together the strengths of the Tyvek(R), Tychem(R), Kevlar(R), Nomex(R) and Sontara(R) brands. Known as the DuPont Protective Apparel Marketing Company, it provides a unique combination of branded, technically outstanding products, strong value-chain partnerships, and a single voice to the customer at a local level.

Tyvek(R) FlexWrap(TM), an innovative window and door flashing product, was previewed at major industry trade shows during the fourth quarter. Interest among builders has been extremely high for this unique product that is highly flexible, easy to install and creates a seamless layer of protection against water in the most sensitive areas of square, round and arched rough openings.

DuPont Advanced Fiber Systems comprises DuPont(TM) Kevlar(R) brand fiber, DuPont(TM) Nomex(R) brand fiber and paper, and DuPont(TM) Teflon(R) brand fluoropolymer fiber. The business had strong volume and revenue growth in 2000 despite significant impact from the weak euro. Each of the core businesses - Life Protection, Protective Apparel, Fiber Optic Cable, Electrical Insulation and Electronics - showed significant strength. Growth in Asia was particularly strong as DuPont(TM) Thermount(R) laminate substrate gained additional share in printed wiring boards for cellular phones. Asian growth was also supported by new infrastructure development in China and India which increased demand for Kevlar(R) in fiber optic cable and Nomex(R) paper for transformer insulation. The successful launch of a licensed Nomex(R) brand transformer insulation in China furthered the focus of increasing the share of income derived from knowledge intensity versus material, as did the expansion of the Kevlar(R) branding program in sports apparel.

2000 versus 1999 Sales of $3.5 billion were essentially flat, reflecting 5 percent lower prices offset by 5 percent higher volume. ATOI was $690 million compared with $732 million. ATOI before one-time items was $690 million versus $731 million, down 6 percent, as higher earnings in DuPont Advanced Fiber Systems were more than offset by lower earnings in DuPont(TM) Lycra(R) and DuPont Nonwovens. Lower DuPont(TM) Lycra(R) earnings resulted principally from increased pricing pressures from generic competition, adverse currency impact of the stronger dollar, high natural gas prices and continued technical difficulties at a European THF facility which has affected cost competitiveness in the global market. While progress has been made, the facility continues to operate substantially below design capacity.

1999 versus 1998 Sales of $3.4 billion were up 5 percent, reflecting 9 percent higher sales volume partly offset by 4 percent lower prices. ATOI was $732 million compared with $659 million. ATOI before one-time items was $731 million versus $662 million, up $69 million or 10 percent. All business units contributed to the revenue and earnings increases.

Outlook DuPont(TM) Lycra(R) earnings in 2001 will be affected by pricing pressures resulting from recent increases in Asian elastane capacity. Over the long term, DuPont(TM) Lycra(R) expects to benefit from its strong brand position, low manufacturing cost and global

24 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

market presence. New businesses for DuPont(TM) Lycra(R), particularly shoes, upholstery, Leather with Lycra(R) and stretch nonwovens, are poised for growth. A new, chlorine-resistant polymer will be introduced, as well as a more robust elastane for increased customer value. In 2001 large scale state-of-the-art DuPont(TM) Lycra(R) manufacturing facilities will be installed in Brazil and Singapore to position the business for future growth.

DuPont Advanced Fiber Systems businesses are expected to continue to demonstrate significant growth as they are focused to a significant degree on areas that are projected to be less affected by an economic slowdown - retrofit in the U.S. military, infrastructure in developing areas and expanding applications in both the protective apparel and life protection markets.

For DuPont Nonwovens continued growth is expected in several markets, including the worldwide protective apparel markets and the North American construction markets, where Tyvek(R) weatherization systems anticipates double-digit growth. Earnings in 2001 are expected to be affected by continued high raw material costs.

SPECIALTY POLYMERS

DuPont iTechnologies
DuPont Packaging & Industrial Polymers
DuPont Fluoropolymers
DuPont Surfaces

                                    [GRAPH]
                                                          ATOI BEFORE
                                                          ONE-TIME
SALES ($ in Billions)       ATOI ($ in Millions)          ITEMS ($ in Millions)


     2000      4.5                   713                     713
     1999      4.3                   668                     666
     1998      4.0                   596                     606

See Industry Segment Information (Note 30 to Financial Statements).

DuPont iTechnologies provides differentiated materials-based solutions for essentially all of the world's leading manufacturers of electronic components and assemblies, packaging graphics, and producers of high-end commercial printing.

For the printed wiring board, flexible circuit and microcircuit portions of the electronics industry, DuPont iTechnologies markets DuPont(TM) Kapton(R) polyimide film, DuPont(TM) Pyralux(R) flexible laminates, DuPont(TM) Riston(R) dry film photoresists, and thick film materials systems including DuPont(TM) Green Tape(TM) low temperature co-fired ceramics and DuPont(TM) Fodel(R) photoprintable composites. Construction began on a $90 million expansion of Kapton(R) polyimide film manufacturing facilities in Circleville, Ohio, to meet the growing demand for flexible circuitry in wireless, digital and computer markets. YieldMaster 2000 Riston(R) dry film lamination systems were introduced to printed wiring board fabricators in the United States, providing improved image resolution and yield improvements of greater than 10 percent. The newest application for Green Tape(TM) is in the manufacture of Bluetooth modules that facilitate wireless connectivity among electronic devices such as PCs, printers and cell phones.

As the world leader in holographic optical components and holograms for electronics, security and authentication applications, DuPont iTechnologies announced the first commercial application of a holographic color filter, developed with Victor Company of Japan Ltd. (JVC). The color filter is the next in a series of holographic products that enhance the brightness, color and efficiency of liquid crystal displays. DuPont iTechnologies also made a number of strategic investments that strengthened its ability to develop new types of displays for applications such as cell phones, PDAs and handheld computers, PC monitors, high definition television and other large displays.

For the printing industry, the business markets DuPont(TM) Cyrel(R) flexographic printing plates, as well as color proofing systems, including DuPont(TM) WaterProof(R), DuPont(TM) Cromalin(R) and DuPont(TM) Dylux(R). Both businesses continued to develop and introduce digital systems - the second generation of Cyrel(R) FAST thermal technology and the Digital Halftone Proofing system for four-color imaging - focused at driving accuracy, cycle time and improved workflow.

In December 2000 DuPont formed a 50/50 joint venture with Air Products and Chemicals Inc. to develop, manufacture and market colloidal silica-based slurries for electronic precision polishing or planarization applications, such as silicon wafer polishing chemical mechanical planarization processes used in the manufacture of semiconductors.

DuPont Packaging & Industrial Polymers (P&IP) offers specialized, high value resins and films for the packaging and selected industrial markets. Product and end uses include DuPont(TM) Surlyn(R), DuPont(TM) Nucrel(R) and DuPont(TM) Elvax(R) sealants and adhesives for flexible packaging structures; Nucrel(R) and Elvax(R) resins for wire and cable construction; DuPont(TM) Keldax(R) resins for automotive carpet backing; Surlyn(R) for golf ball covers; DuPont(TM) Vamac(R) for

                                                                       DUPONT 25

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

automotive hoses and gaskets; DuPont(TM) Butacite(R) interlayers for laminated glass; DuPont(TM) Elvanol(R) for textile sizing; and DuPont(TM) Clysar(R) shrink films for packaging.

P&IP introduced Clysar(R) Gold Series shrink films, a high performance family of shrink films offering outstanding tear resistance, excellent clarity and a wider sealing window for higher speed packaging. In October 2000 P&IP and Borealis announced the launch of a manufacturing joint venture in Belgium to produce polyolefins and ethylene copolymers. P&IP's Vinyls Enterprise introduced a new PVB Interlayer, DuPont(TM) Butacite(R) Defect Resistant(TM) B340, based on innovative technology to reduce defects and improve yields in laminated automotive safety glass.

DuPont Fluoropolymers - the largest global manufacturer of fluoropolymers - markets to the telecommunications, aerospace, automotive, electronics, chemical processing and housewares industries. The DuPont offering includes DuPont(TM) Teflon(R) and DuPont(TM) Tefzel(R) fluoropolymer resins, Teflon(R) and DuPont(TM) Autograph(R) non-stick finishes, and Teflon(R) and DuPont(TM) Tedlar(R) fluoropolymer films. In 2000 the business introduced Teflon(R) PFA HP Plus, a new high-performance polymer specially designed to replace stainless steel in high purity fluid handling systems in semiconductor and pharmaceutical manufacturing. The business began operations of a pilot plant at its Fayetteville, North Carolina, site to prove new technology to manufacture Teflon(R) resins.

The Teflon(R) and Tedlar(R) films and non-stick finishes businesses were combined into one fluorosurfacing business in 2000, a move aimed at better leveraging the company's global market presence, application technology and manufacturing capabilities across an increasing number of growth opportunities in surfacing applications. Both the industrial fluoropolymers and fluorosurfacing businesses continued to capitalize on the strength of the Teflon(R) and DuPont(TM) SilverStone(R) non-stick brand, including expanding their licensing efforts across markets, with particular focus on data communications cabling products and housewares, respectively.

The DuPont(TM) Corian(R) business changed its name to DuPont Surfaces with the addition of DuPont(TM) Zodiaq(TM) quartz surfaces and DuPont(TM) IntegriS(SM) solutions to the brand portfolio. Zodiaq(TM) is a new surfacing material for horizontal and vertical surfaces. Made with quartz crystals, pigments and proprietary polymer technology, Zodiaq(TM) is available in 16 colors for both residential applications and interior commercial cladding. IntegriS(SM) is a service business providing project management assistance in product procurement, fabrication and installation for commercial building owners across multiple sites and product lines.

DuPont Surfaces' primary business mission is to grow by providing a range of premium branded offerings in sheet product, sinks and services to the home and architectural furnishings industries. To increase the perceived value of the brands, beginning in 2001 the business will be increasing its investment in all aspects of branding, including advertising and promotion. To broaden the DuPont Surfaces audience segment base, the OEM market - furniture, lighting fixtures, appliances and other accessories - will take on additional significance, joining the primary segments of residential remodel, new construction and commercial. The business seeks to broaden its routes to market with both balanced geographic expansion in Europe and Asia Pacific, as well as added accessibility in newer retail outlets such as home centers and the Internet. Reducing installed cost from a manufacturing and fabrication perspective continues to be an important strategy to make Corian(R) more accessible to more people. Twelve more colors are planned for 2001, bringing the Colors of Corian(R) to more than 90.

2000 versus 1999 Sales of $4.5 billion were up 6 percent, reflecting 8 percent higher volume, partly offset by 2 percent lower prices. All four business units had higher sales. ATOI was $713 million compared with $668 million. ATOI before one-time items was $713 million versus $666 million, up 7 percent. ATOI increased in DuPont Surfaces, DuPont Fluoropolymers and DuPont iTechnologies reflecting higher sales. This was partly offset by lower earnings in DuPont Packaging & Industrial Polymers resulting from significantly higher raw material costs, primarily natural gas.

1999 versus 1998 Sales of $4.3 billion were up 5 percent, reflecting 9 percent higher sales volume, partly offset by 4 percent lower prices. ATOI was $668 million compared with $596 million. ATOI before one-time items was $666 million versus $606 million, up $60 million or 10 percent. The earnings improvement was driven principally by higher earnings from DuPont Surfaces and DuPont iTechnologies.

Outlook Although the second half of 2000 financial performance in DuPont iTechnologies was very strong, mixed macroeconomic signals for the electronics industry may indicate some softening of performance in 2001. The printing business is undergoing consolidation at all stages, driven by excess capacity, limited differentiation and rapid transformation to digital technologies. These factors will have a negative impact on revenues of the color proofing business. The outlook for sales of P&IP products

26 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

continues to be positive. Bottom line results, however, will continue to be affected by high raw materials and energy costs.

Within DuPont Fluoropolymers, growth in Teflon(R) resins is expected to slow in all regions in 2001. Growth in fluorosurfacing is expected due to continuing strength in consumer segments, new applications in industrial segments, and a strong effort to leverage the strength of the Teflon(R) brand, including a major focus on marketing communications and brand licensing. Competitive pressure on Corian(R) continues to grow with the decreasing price of stone (e.g., granite) and increasing interest in glass, concrete and other more exotic materials for use as a surfacing material. Increased pressure from ingredient pricing is expected to affect manufacturing cost.

OTHER

The company groups the results of its nonaligned businesses and embryonic businesses such as DuPont Bio-Based Materials and DuPont Safety Resources under Other. In aggregate, sales from these businesses represent less then 2 percent of the total 2000 segment sales. Sales of $456 million were down 5 percent, principally reflecting the reduced ownership interest in DuPont Photomasks, Inc. ATOI before one-time items was a loss of $21 million in 2000 versus earnings of $22 million in 1999.

The mission of DuPont Bio-Based Materials is to serve as the focal point for the company's expertise in the application of modern biology to industrial markets. Biotechnology already has had significant impacts on industrial marketplaces such as fine and specialty chemicals and vitamins. DuPont believes that these technologies have transformative potential in many other industrial markets as well. Formed in late 1999, DuPont Bio-Based Materials is dedicated to driving business growth opportunities in current DuPont markets and those into which it might expand.

The current business direction is twofold: bringing to market the fruits of technology developed in recent years, and concentrating resources into areas of exploration aimed at new products with enhanced functionality - differentiated products with demonstrable consumer benefits. Although there is competitive activity in the bio-based materials arena, DuPont is clearly at the leading edge of this technology. The company's new polymer platform, DuPont(TM) Sorona(TM), is the first DuPont Bio-Based Materials product. While Sorona(TM) has potential applications in a number of markets, the textile fibers area offers the largest near-term potential.

DuPont Safety Resources (DSR) is a global safety consulting and training business. DSR focuses on "Building a Safer World"(R). DuPont formed DSR in 1998 to commercially leverage its vast safety experience derived over almost 200 years of operation with a core value and extraordinary competency in safety. For over 30 years DuPont has been helping thousands of companies worldwide improve their safety and overall business performance.

Financial Condition

Following the divestiture of Conoco and acquisition of Herberts and Pioneer in 1999, DuPont's financial focus in 2000 was to reduce debt and strengthen the balance sheet. The table below summarizes changes in net debt for 1998 through 2000.

--------------------------------------------------------------------------------
(Dollars in millions)                          2000      1999         1998
--------------------------------------------------------------------------------
Net Debt - Beginning of Year                $   9,984  $ 10,055   $   10,903
--------------------------------------------------------------------------------
Cash Provided by Continuing Operations          5,070     4,840        4,132
Purchases of Property, Plant &
   Equipment & Investment in Affiliates       (2,022)   (2,103)      (2,303)
Net Payments for Businesses Acquired             (46)   (5,073)      (3,282)
Proceeds from Sales of Assets                     703       609          946
Net Proceeds from Sale of
   Interest in Conoco                               -         -        4,206
Dividends Paid to Stockholders                (1,465)   (1,511)      (1,549)
Acquisition of Treasury Stock                   (462)     (690)        (704)
Cash from
   Discontinued Operations                          -     4,475        (568)
Other                                            (82)     (476)         (30)
--------------------------------------------------------------------------------
Decrease in Net Debt                            1,696        71          848
--------------------------------------------------------------------------------
Net Debt - End of Year                      $   8,288 $   9,984 $     10,055
================================================================================

Net debt includes borrowings and capital lease obligations less cash and cash equivalents and marketable securities. Net debt was reduced by $1.7 billion in 2000 from $10.0 billion at year-end 1999 to $8.3 billion at year-end 2000. Continued tight capital spending control, asset monetizations, sale of non-strategic assets and funds generated from operations were the primary contributors to 2000 debt reduction. With a focus on further capital spending reductions and working capital productivity improvements, management's intent is to again reduce net debt in 2001 to further increase the company's financial flexibility. Management believes that the company's ability to generate cash from operations and its capacity to issue short-term and long-term debt will be adequate to meet anticipated cash requirements

                                                                       DUPONT 27

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

to fund working capital, capital spending, dividend payments and other cash requirements in the foreseeable future.

Standard & Poor's and Moody's Investors Service maintain their ratings of the company's senior, unsecured long-term debt at AA- and Aa3, respectively. The company's commercial paper rating remains at A-1+ by S&P and Prime 1 by Moody's.

In 1999 cash provided by operations and debt repayments from Conoco were largely offset by capital expenditures, acquisitions, payment of dividends and repurchase of stock. As a result, net debt at year-end 1999 of $10.0 billion was $0.1 billion lower than the $10.1 billion at year-end 1998.

CASH PROVIDED BY CONTINUING OPERATIONS

Cash provided by continuing operations totaled $5.1 billion in 2000, $0.2 billion more than 1999. In 2000 cash provided by continuing operations excluding changes in working capital was $0.4 billion more than 1999. Working capital was unchanged in 2000 reflecting $0.6 billion proceeds from securitization of accounts receivable offset by a $0.6 billion increase in other working capital components. In 1999 reductions in working capital increased cash provided by continuing operations by $0.2 billion. In both 2000 and 1999, about $0.3 billion was transferred from the company's pension trust in the United States to pay the company's portion of certain retiree health care costs as permitted under federal law; these receipts are reflected as a reduction in other operating assets.

In 1999 cash provided by continuing operations totaled $4.8 billion, $0.7 billion more than in 1998. The increase reflects $0.5 billion due to changes in net working capital in 1999 as compared with 1998. Excluding acquisitions, accounts and notes receivable were flat in 1999 compared with an increase in 1998. Net income after adjustment for discontinued operations and noncash charges and credits was $0.2 billion higher in 1999 compared with 1998.

In 1999 net cash flow from discontinued operations was $4.5 billion principally reflecting repayment of intercompany loans from Conoco to DuPont. Net cash flow from discontinued operations in 1998 was $(0.6) billion.

WORKING CAPITAL INVESTMENT

At the end of 2000 the investment in working capital (excluding cash and cash equivalents, marketable securities, and short-term borrowings and capital lease obligations) was $4.0 billion, a decrease of $0.8 billion from the $4.8 billion at year-end 1999. The 2000 decrease was primarily due to securitization of $0.6 billion of accounts receivable and a $0.6 billion reduction in Pioneer inventories reflecting the sale of inventory on hand at the acquisition date that had been written up to fair value in accordance with purchase accounting rules. These reductions were partially offset by increases in other net working capital items, primarily lower current liabilities.

Current assets, including cash and cash equivalents and marketable securities, decreased $1.0 billion with inventories down $0.4 billion, accounts and notes receivable down $0.8 billion, and other current assets up $0.2 billion. Current liabilities, excluding short-term borrowings and capital lease obligations, decreased $0.3 billion with $0.2 billion lower accounts and income tax payables, and $0.1 billion lower other accrued liabilities.

In 1999 working capital investment increased $1.6 billion from $3.2 billion at year-end 1998 to $4.8 billion at year-end 1999. The increase was principally due to the Herberts and Pioneer acquisitions.

The ratio of current assets to current liabilities at year-end 2000 was 1.3:1 compared with 1.1:1 in 1999.

INVESTMENT ACTIVITIES

Purchases of property, plant and equipment, and investments in affiliates were $2.0 billion in 2000, compared with $2.1 billion in 1999 and $2.3 billion in 1998. There were no significant payments for businesses acquired in 2000. 1999 payments for businesses acquired of $5.1 billion included $3.5 billion for the acquisition of the remaining 80 percent interest in Pioneer and $1.6 billion for the acquisition of Herberts. The Pioneer acquisition included the issuance of $4.2 billion in DuPont common stock, and the Pioneer and Herberts acquisitions included the assumption of debt. 1998 payments for businesses were $3.3 billion including $2.6 billion for the acquisition of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company, and $0.7 billion for the acquisition of ICI's polyester films business.

Nonacquisition spending in 2001 is expected to be under $2.0 billion. There will continue to be significant expenditures in support of development and integration of business software

28 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

systems that will improve operational and transactional efficiencies. Many of the large 2000 projects will continue with capital expenditures supporting their final construction activities and shift into start-up and production.

Proceeds from sales of assets were $0.7 billion in 2000. Sale of available-for-sale securities generated about $220 million. Reductions in the company's ownership interest in DuPont Photomasks generated $153 million. Sale of various transportation and construction equipment generated $138 million. Other proceeds totaling $192 million were primarily derived from sale of non-strategic business assets including Pigments & Chemicals' silicas business and the company's interest in the Quimica Fluor venture in Mexico, Agriculture & Nutrition's Fiber Sales business, and other miscellaneous small assets. Proceeds from sales of assets were $0.6 billion in 1999, principally reflecting cash proceeds from the formation of the DuPont Teijin Films joint venture. In 1998 net proceeds from the sale of an interest in Conoco were $4.2 billion. In addition, proceeds from the sale of assets were $0.9 billion, principally reflecting $0.5 billion from the sale of the company's interest in CONSOL Energy Inc. and $0.3 billion from the sale of hydrogen peroxide assets.

FINANCING ACTIVITIES

Dividends per share of common stock were $1.40 in 2000, $1.40 in 1999, and $1.365 in 1998. The quarterly dividend was increased from $.315 to $.35 in the second quarter of 1998. Cash outflows for dividends in 2000 were lower than 1999 due to fewer shares outstanding.

In both 1997 and 1998, the company's Board of Directors approved programs to purchase and retire up to 20 million shares of DuPont common stock to offset dilution from shares issued under compensation programs. In July 2000 the Board of Directors approved an increase in the number of shares remaining to be purchased under the 1998 program from about 16 million shares to the total number of shares of DuPont common stock which can be purchased for $2.5 billion. The remaining purchases are not limited to those needed to offset dilution from shares issued under compensation programs. Shares purchased were 9.5 million shares for $462 million in 2000, 8.8 million shares for $690 million in 1999, and 12.8 million shares for $769 million in 1998. The company also received $65 million in 1998 in final settlement of shares purchased in 1997. Accordingly the 1997 program has been completed. The company anticipates completing in 2002 the $2.3 billion in purchases remaining under the current authorization. These share purchases are expected to be funded through monetization of nonstrategic assets.

Purchased In-Process Research and Development

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards (SFAS) No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, the company recorded charges for purchased in-process research and development totaling $1,443 million in 1998 with respect to two purchase business combinations completed that year ($1,280 million) and revisions ($163 million) of preliminary estimates for two purchase business combinations completed in December 1997. In 1999 the company recorded charges totaling $2,250 million with respect to two purchase business combinations completed that year. In 2000, the company recorded a credit totaling $11 million for revisions of preliminary estimates for a purchase business combination completed in 1999.

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

                                                                       DUPONT 29

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

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

30 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

PIONEER HI-BRED INTERNATIONAL

On October 1, 1999, the company acquired the approximately 80 percent of Pioneer Hi-Bred International not previously owned by the company for $7,684 million consisting of:

 .    $3,419 million representing cash payments for the purchase of Pioneer shares;
 .    $4,154 million representing the fair value of 68,612,135 shares of DuPont common stock issued in exchange for Pioneer shares;
 .    $81 million representing 80 percent of the fair value of options to purchase DuPont common stock issued in exchange for the outstanding vested options to purchase Pioneer common stock under Pioneer's employee stock option plan; and
 .    $30 million representing the company's estimated acquisition related costs and expenses.

The allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values, is as follows (dollars in millions):

---------------------------------------------------------------------------
Current Assets                                                       $2,176
Property, Plant and Equipment                                           602
Other Assets                                                          2,264
In-Process Research and Development                                   2,175
Current Liabilities                                                    (954)
Long-Term Borrowings                                                   (163)
Other Liabilities                                                      (287)
Deferred Income Taxes                                                  (847)
Minority Interests                                                       (6)
---------------------------------------------------------------------------
Total Identifiable Assets Less Liabilities                           $4,960
===========================================================================

The $2,724 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets less liabilities was recorded as goodwill.

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

Pioneer's research and development efforts consist of new product development for its traditional businesses and trait and technology development. Of the $2,175 million estimated fair value of purchased in-process research and development, $1,012 million represents the estimated fair value of projects related to new product development for traditional businesses and $1,163 million represents the estimated fair value of projects related to trait and technology development.

New product development for traditional businesses consists of Pioneer's seed research done through classical plant breeding techniques. Each year, Pioneer maize researchers evaluate about 1 million new experimental corn hybrids. These hybrids enter into a four- to five-year testing cycle during which the hybrids are tested in a range of soil types, stresses and climate conditions. As the results of these tests become known, fewer and fewer hybrids are designated as candidates for further testing. The Pioneer research and development procedures classify these projects based on their stage of completion as follows:

----------------------------------------------------------------------------
                                                          Probability of
                                  Approximate              Technical &
Stage of                           Number of                Commercial
Completion                          Hybrids                  Success
----------------------------------------------------------------------------
First Cross                       1,000,000                    0.01%
Second Generation                   210,000                    0.02%
R1 - R2                              10,000                    0.50%
R3                                      250                   20.00%
R4                                      160                   30.00%
R5                                       50                   95.00%
============================================================================

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

                                                                       DUPONT 31

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

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

Research and development projects for alfalfa, sorghum, wheat, sunflowers, canola and microbial products make up the remaining approximately 12 percent of the estimated fair value of in-process research and development projects related to new product development for traditional businesses.

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

Approximately 15 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to develop resistance to corn rootworm. This project is expected to be completed in 2002. The Probability of Technical and Commercial Success for this project is 65 percent.

The remaining approximately 12 percent of the estimated fair value of research and development projects related to trait and technology development is represented by projects to develop sclerotinia resistance in oil seeds, high oleic high oil corn and nuclear male sterility in corn. These projects are expected to be completed in 2003, 2004 and 2005, respectively. The Probability of Technical and Commercial Success for these projects is 65 percent, 80 percent and 70 percent, respectively.

At the date of acquisition, the company expected to spend approximately $960 million through 2006 to complete these projects. Risk Adjusted Cash Flows were discounted to present value using discount rates ranging from 12.25 percent to
13.75 percent, except for the high oleic high oil corn trait and technology project for which a 17 percent discount rate was used. These discount rates are somewhat higher than the 11.5 percent estimated weighted average cost of capital for Pioneer and are intended to compensate for projection risk and market uncertainty beyond that explicitly addressed in the cash flow projections. Future results of Pioneer may be significantly impacted by government programs, weather and commodity prices.

PERFORMANCE COATINGS

In February 1999 the company purchased the global Herberts coatings business from Hoechst AG for $1,588 million cash and acquisition related costs of $10 million. The allocation of purchase price to the identifiable assets acquired and liabilities

32 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

assumed, based on their estimated fair values, is as follows
(dollars in millions):

---------------------------------------------------------------------------
Current Assets                                                         $720
Property, Plant and Equipment                                           526
Other Assets                                                            203
In-Process Research and Development                                      64
Liabilities (including assumed debt of $113)                           (690)
---------------------------------------------------------------------------
Total Identifiable Assets Less Liabilities                             $823
===========================================================================

The $775 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets less liabilities was recorded as goodwill.

At the date of the acquisition, the business had 29 research and development projects meeting the criteria for purchased in-process research and development. These projects were of two principal types (dollars in millions):

-----------------------------------------------------------------------
                                        Number of          Fair Final
Project Type                            Projects              Value
-----------------------------------------------------------------------
New Product Development                    25                  $51
New Manufacturing Processes                 4                  $13
=======================================================================

Cash flows were discounted to present value using a 16 percent discount rate. This rate is higher than the estimated weighted average cost of capital for this business and reflects management's assessment of the risks of projections, volatility and market uncertainty. Other than reflecting the future benefits associated with planned cost reduction initiatives, the project cash flows do not anticipate any material changes from historical pricing, margins and expense levels.

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

The risk-adjusted cost to complete these 29 projects is estimated to total $24 million through 2006. As of December 31, 2000, six of the projects have achieved technical feasibility; six have been terminated and the remaining projects are still in process.

DUPONT PHARMACEUTICALS

On July 1, 1998, the company purchased the 50 percent general partnership interest of Merck & Co. in The DuPont Merck Pharmaceutical Company for $2,586 million cash, the assumption of approximately $282 million of liabilities, and acquisition related costs of $8 million. As part of the transaction, the company agreed to indemnify Merck for certain future liabilities that may arise from events that occurred during Merck's tenure as a general partner. The business, renamed DuPont Pharmaceuticals, is engaged in the research, development, manufacturing and sale of human pharmaceutical and radiopharmaceutical products and is the principal component of the company's Pharmaceuticals business segment. The purchase price was allocated to the identifiable assets acquired, based on their estimated fair values, as follows (dollars in millions):

---------------------------------------------------------------------------
Current Assets                                                       $  275
Property, Plant and Equipment                                           307
Other Assets                                                          1,034
In-Process Research and Development                                   1,230
---------------------------------------------------------------------------
Total Identifiable Assets                                            $2,846
===========================================================================

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

At the date of acquisition, the business had 32 research and development projects meeting the criteria for purchased in-process research and development. The pharmaceuticals industry categorizes research and development activities into phases, which represent stages of completion in the research and development process. Successful completion of a research and development project is deemed to occur upon receipt of regulatory approval for sale of the drug in a major market, which is normally approval by the FDA for sale in the United States. The following summarizes the status of the research and development efforts in process at the date of acquisition and the allocation of purchase price to each group (dollars in millions):

----------------------------------------------------------------------
                                           Number of
Status                                     Projects        Fair Value
----------------------------------------------------------------------
Pre-Clinical Trial                            20              $170
   Phase I                                     2              $ 40
   Phase II                                    4              $240
   Phase III                                   3              $690
New Applications for Existing Products         3              $ 90
======================================================================

DUPONT 33

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

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

Phase I involves the first clinical trials in humans to test a potential new drug for pharmacological activity, tolerance and safety. This stage of development typically takes about one year to complete. The two Phase I projects in process at the acquisition date involve the development of second generation nonnucleoside reverse transcriptase inhibitors to be used in combination therapy for HIV. If successful, these projects were expected to be completed in 2001 assuming the projects would qualify for accelerated regulatory review (see below).

Phase II involves clinical trials designed to determine efficacy and dosing. Efforts to optimize manufacturing of active pharmaceutical ingredients, formulation and packaging are also underway during this phase. This stage of development normally takes 18 months to complete. The four Phase II projects in process at the acquisition date were:

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

Phase III typically involves large multicenter clinical trials intended to gather evidence of the effectiveness of the new drug for specific therapeutic use and to better understand safety and drug-related adverse effects. This stage of development normally takes two to four years plus an additional 6 to 12 months for regulatory review. The regulatory review period can take less time if the new drug qualifies for accelerated review. The three Phase III projects in process at the date of acquisition were:

 .    DMP266 Sustiva(TM)  (efavirenz), a nonnucleoside reverse transcriptase inhibitor for use in combination therapy for HIV;
 .    DMP115 Definity(TM), a contrast imaging agent for ultrasound procedures;
     and
 .    DMP702 Innohep(R) (tinzaparin sodium injection), a low- molecular weight heparin anticoagulant.

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

The range of Probability of Technical and Commercial Success factors used in determining the estimated fair value of in-process research and development at the date of acquisition is as follows:

34 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

--------------------------------------------------------------------
                                        Probability of Technical
Status                                   & Commercial Success
--------------------------------------------------------------------
Pre-Clinical Trial                              5% to 9%
   Phase I                                     14% to 18%
   Phase II                                    30% to 50%
   Phase III                                   55% to 95%
New Applications for Existing Products         70% to 90%
===================================================================

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

Since the date of acquisition, Sustiva(TM) and Innohep(R) have received FDA approval. Definity(TM) has been submitted for FDA approval, DMP754 has begun Phase III trials, four second generation NNRTI compounds have entered development, including two that were in Phase I on the date of acquisition, and projects for DMP444, DMP543, DMP777 and the use of Coumadin(R) in the prevention of myocardial infarction have been terminated. The remaining projects are still in process.

POLYESTER FILMS

In January 1998 the company purchased the global polyester films business of ICI for $647 million cash, the assumption of $110 million of liabilities, and acquisition related costs of $5 million. The purchase price was allocated to the identifiable assets acquired, based on their estimated fair values, as follows (dollars in millions):

--------------------------------------------------------------------------
Current Assets                                                  $ 62
Property, Plant and Equipment                                    501
Other Assets                                                      73
In-Process Research and Development                               50
--------------------------------------------------------------------------
Total Identifiable Assets                                       $686
==========================================================================

The $76 million excess of the cost of the acquisition ($762 million) over the estimated fair value of the identifiable assets acquired has been recorded as goodwill.

At the date of the acquisition, the business had 10 research and development projects meeting the criteria for purchased in-process research and development. These projects were of two general types (dollars in millions):

--------------------------------------------------------------------
Project Type                      Number of Projects      Fair Value
--------------------------------------------------------------------
New Product Development                   7                  $36
Process Modification                      3                  $14
====================================================================

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

As of December 31, 1999, most of the seven New Product Development projects had achieved technical feasibility. On December 31, 1999, the polyester films business, including acquired in-process research and development projects that had not been completed, became DuPont Teijin Films, a joint venture between DuPont and Teijin Limited. Continuation of these projects is no longer controlled by DuPont.

See also the respective Segment Reviews on pages 14-27 for additional information concerning current market conditions, the status of purchased research and development projects, and the outlook for these and other acquired businesses.

Financial Instruments

DERIVATIVES AND OTHER HEDGING INSTRUMENTS

Under procedures and controls established by the company's Financial Risk Management Framework, the company enters into contractual arrangements (derivatives) in the ordinary course of business to hedge its exposure to foreign currency, interest rate

DUPONT 35

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

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

Principal currency exposures and related hedge positions at December 31, 2000, were as follows (dollars in millions):

------------------------------------------------------------------------------------------------------------------------------------

                                  After-Tax    After-Tax        After-Tax                                              Net
                                  Net Monetary Net Monetary     Net Monetary          Open Contracts To             After-Tax
                                  Asset        (Liability)      Asset/(Liability) Buy/(Sell) Foreign Currency        Exposure
                                                                                  ---------------------------
Currency                          Exposure     Exposure         Exposure          Pre-Tax        After-Tax       Asset/(Liability)
------------------------------------------------------------------------------------------------------------------------------------

British pound sterling               $697         $(845)           $(148)            $ 238          $ 148              $ -
Canadian dollar                      $569         $(185)           $ 384             $(620)         $(384)             $ -
Japanese yen                         $738         $(675)           $  63             $(102)         $ (63)             $ -
Korean won                           $ 95         $ (26)           $  69             $(112)         $ (69)             $ -
Mexican peso                         $194         $(275)           $ (81)            $ 127          $  79              $(2)
Taiwan dollar                        $101         $(244)           $(143)            $ 231          $ 143              $ -
====================================================================================================================================


The fair value of forward exchange contracts accounted for as hedges that were outstanding as of December 31, 2000, was $24 million. Given the company's balanced foreign exchange position, a 10 percent adverse change in foreign exchange rates upon which these contracts are based would result in exchange losses from these contracts that, net of tax, would, in all material respects, be fully offset by exchange gains on the underlying net monetary exposures for which the contracts are designated as hedges.

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

INTEREST RATE RISK

The company uses a combination of financial instruments, including interest rate swaps, interest and principal currency swaps and structured medium-term financings, as part of its program to manage the interest rate mix of the total debt portfolio and related overall cost of borrowing.

Interest rate swaps involve the exchange of fixed for floating rate interest payments to effectively convert fixed rate debt into floating rate debt based on LIBOR or commercial paper rates.

36 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

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

The fair value of interest rate derivatives outstanding as of December 31, 2000, was not material. A one percentage point adverse change in the interest rates upon which these contracts are based would not cause these instruments to have a material impact on future earnings.

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

The fair value of derivative commodity instruments outstanding as of December 31, 2000, was not material. A 10 percent adverse change in the commodity prices upon which these contracts are based would not cause these instruments to have a material impact on future earnings.

Additional details on these and other financial instruments are set forth in
Note 27 to the financial statements.

ACCOUNTING FOR DERIVATIVES

On January 1, 2001, DuPont will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," including the amendments in SFAS No. 138. The new standard requires that all derivative instruments be reported on the balance sheet at their fair values. For derivative instruments designated as fair value hedges, changes in the fair value of the derivative instrument will generally be offset on the income statement by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in accumulated other comprehensive income (loss) until it is cleared to earnings during the same period in which the hedged item affects earnings. The ineffective portion of all hedges will be recognized in current earnings each period. Changes in the fair value of derivative instruments that are not designated as a hedge will be recorded each period in current earnings.

Based on the planned adoption of SFAS No. 133 the company reviewed and updated its Corporate Risk Management Policy to include hedging certain anticipated foreign currency revenues. Management expects this new risk management activity will be fully implemented in 2001.

The company anticipates it will use option and forward exchange contracts to hedge certain anticipated foreign currency revenues. By policy, the company will maintain coverage between minimum and maximum percentages of certain anticipated foreign currency revenues. The company estimates any gains or losses on these contracts will be offset by changes in the value of the related anticipated revenues, excluding any hedging costs.

It is the company's policy to enter into foreign currency contracts only to the extent considered necessary to meet its objectives as

                                                                       DUPONT 37

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

stated in the Corporate Risk Management Policies. The company does not enter into these transactions for speculative purposes.

The company does not anticipate making any significant changes to its interest rate risk and commodity price risk hedging activities as a result of adopting SFAS No. 133 and SFAS No. 138.

The company estimates that on January 1, 2001, it will record a net-of-tax cumulative-effect-type adjustment to net income which is expected to be a gain of approximately $12 million, or $.01 per share.

In addition, the company estimates that on January 1, 2001, it will record a net-of-tax cumulative-effect-type adjustment to increase accumulated other comprehensive income approximately $6 million. This adjustment will recognize at fair value all derivative instruments that will be designated as cash flow hedging instruments.

Environmental Matters

DuPont operates global manufacturing facilities, product-handling and distribution facilities that are subject to a broad array of environmental laws and regulations. Company policy requires that all operations fully meet or exceed legal and regulatory requirements. DuPont implements voluntary programs to reduce air emissions, eliminate the generation of hazardous waste, decrease the volume of wastewater discharges and increase the efficiency of energy use. The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be so for the foreseeable future. Even though these costs may increase in the future, they are not expected to have a material impact on the company's competitive or financial position, liquidity or results of operations.

In 2000 DuPont spent about $140 million on environmental capital projects either required by law or necessary to meet the company's internal waste elimination and pollution prevention goals. The company currently estimates expenditures for environmental-related capital projects will total $130 million in 2001. Significant capital expenditures are expected to be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the Clean Air Act (CAA). Until all new CAA regulatory requirements are established and known, considerable uncertainty will remain regarding future estimates for capital expenditures. Total CAA capital costs over the next two years are currently estimated to range from $20 million to $40 million.

The Environmental Protection Agency (EPA) challenged the U.S. chemical industry to voluntarily conduct screening level health and environmental effects testing on nearly 3,000 high production volume (HPV) chemicals or to make equivalent information publicly available. An HPV chemical is a chemical listed on the 1990 Inventory Update Rule with an annual U.S. cumulative production of 1 million pounds or more. The cost to DuPont of testing for HPV chemicals it makes is estimated to be $10 million to $15 million over the next five years; for the entire industry, the cost of testing is estimated to be $500 million.

Global climate change is being addressed by the Framework Convention on Climate Change adopted in 1992. The Kyoto Protocol adopted in December 1997 is an effort to establish short-term actions under the Convention. If ratified by a sufficient number of countries over the next few years, the Kyoto Protocol would establish significant emission reduction targets for six gases considered to have global warming potential. DuPont has a stake in a number of these gases:
CO2, N2O, HFCs and PFCs. DuPont has been reducing its emissions of these so-called "greenhouse gases" since 1991 and is well ahead of the target/timetable contemplated by the Protocol, on a global basis. Specific measures to implement the Protocol are already being put in place in some countries, but action to impose reduction mandates within the United States is not expected in the near future.

Estimated pretax environmental expenses charged to current operations totaled about $550 million in 2000 compared with $560 million in both 1999 and 1998. These expenses include the remediation accruals discussed below, operating, maintenance and depreciation costs for solid waste, air and water pollution control facilities and the costs of environmental research activities. The largest of these expenses in 2000 resulted from the operation of water pollution control facilities and solid waste management facilities for about $180 million and $150 million, respectively. About 77 percent of total annual expenses resulted from the operations in the United States.

REMEDIATION ACCRUALS

DuPont accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against third parties and are not discounted. Much of this liability results from

38 DUPONT

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund), the Resource Conservation and Recovery Act (RCRA) and similar state laws. These laws require the company to undertake certain investigative and remedial activities at sites where the company conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual also includes a number of sites identified by the company that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next two decades the company may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 2000.

Remediation activities vary substantially in duration and cost from site to site. These activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, as well as the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 2000, the company's balance sheet included an accrued liability of $408 million as compared with $435 million and $462 million at year-end 1999 and 1998, respectively. Approximately 76 percent of the company's environmental reserve at December 31, 2000, was attributable to RCRA and similar remediation liabilities, while 24 percent was attributable to CERCLA liabilities. During 2000, remediation accruals of $38 million were added to the reserve compared with $35 million in 1999 and $77 million in 1998.

REMEDIATION EXPENDITURES

RCRA extensively regulates and requires permits for the treatment, storage and disposal of hazardous waste. RCRA requires that permitted facilities undertake an assessment of environmental contamination at the facility. If conditions warrant, companies may be required to remediate contamination caused by prior operations. As contrasted by CERCLA, the costs of the RCRA corrective action program are typically borne solely by the company. The company anticipates that significant ongoing expenditures for RCRA remediation activities may be required over the next two decades. Annual expenditures for the near term, however, are not expected to vary significantly from the range of such expenditures experienced in the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly. The company's expenditures associated with RCRA and similar remediation activities were approximately $53 million in 2000, $43 million in 1999 and $40 million in 1998.

The company, from time to time, receives requests for information or notices of potential liability from the EPA and state environmental agencies alleging that the company is a "potentially responsible party" (PRP) under CERCLA or an equivalent state statute. The company has also, on occasion, been engaged in cost recovery litigation initiated by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not company owned, but allegedly contain wastes attributable to the company's past operations. As of December 31, 2000, the company had been notified of potential liability under CERCLA or state law at 348 sites around the United States, with active remediation under way at 133 of those sites. In addition, the company has resolved its liability at 124 sites, either by completing remedial actions with other PRPs or by participating in "de minimis buyouts" with other PRPs whose waste, like the company's, represented only a small fraction of the total waste present at a site. The company received notice of potential liability at 13 new sites during 2000 compared with 10 similar notices in 1999 and eight in 1998. In 2000, five sites were settled by the company. The company's expenditures associated with CERCLA and similar state remediation activities were approximately $12 million in 2000, $19 million in 1999 and $22 million in 1998.

For nearly all Superfund sites, the company's potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to the company versus that attributable to all other PRPs is relatively low. Other PRPs at sites where the company is a party typically have the financial strength to meet their obligations and, where they do not, or where PRPs cannot be located, the company's own share of liability has not materially increased. There are relatively few sites where the company is a major participant, and the cost to the company of remediation at those sites, and at all CERCLA sites in the aggregate, is not expected to have a material impact on the competitive or financial position, liquidity or results of operations of the company.

Total expenditures for previously accrued remediation activities under CERCLA, RCRA and similar state laws were $65 million in 2000 and $62 million in both 1999 and 1998. Although future remediation expenditures in excess of current reserves are

DUPONT 39

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------

possible, the effect on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures.

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

Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realized. In addition to the factors discussed in this report, the following are some of the important factors that could cause the company's actual results to differ materially from those projected in any such forward-looking statements:

 . The company operates in approximately 70 countries worldwide and derives about half of its revenues from sales outside the United States. Changes in the laws or policies of other governmental and quasi-governmental activities in the countries in which the company operates could affect its business in the country and the company's results of operations. In addition, economic factors (including inflation and fluctuations in interest rates and foreign currency exchange rates) and competitive factors (such as greater price competition or a decline in U.S. or European industry sales from slowing economic growth) in those countries could affect the company's revenues, expenses and results.

 . The company's ability to grow earnings will be affected by increases in the cost of raw materials, particularly petroleum-based feedstocks, natural gas and paraxylene. The company may not be able to fully offset the effects of higher raw material costs through price increases or productivity improvements.

 . The company's growth objectives are largely dependent on its ability to renew its pipeline of new products and to bring those products to market. This ability may be adversely affected by difficulties or delays in product development such as the inability to: identify viable new products; successfully complete research and development projects; obtain relevant regulatory approvals, which may include approval from the U.S. Food and Drug Administration; obtain adequate intellectual property protection; or gain market acceptance of the new products.

 . As part of its strategy for growth, the company has made and may continue to make acquisitions and divestitures and form strategic alliances. There can be no assurance that these will be completed or beneficial to the company.

 . To a significant degree, results in the company's Agriculture & Nutrition and Pioneer segments reflect changes in agricultural conditions, including weather and government programs. These results also reflect the seasonality of sales of agricultural products; highest sales in the United States occur in the first half of the year. In addition, demand for products produced in these segments may be affected by market acceptance of genetically enhanced products.

 . The company has undertaken and may continue to undertake productivity initiatives, including organizational restructurings and Six Sigma productivity improvement projects, to improve performance and generate cost savings. There can be no assurance that these will be completed or beneficial to the company. Also there can be no assurance that any estimated cost savings from such activities will be realized.

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

40 DUPONT

RESPONSIBILITY FOR FINANCIAL REPORTING
--------------------------------------------------------------------------------

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

The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal controls at December 31, 2000, meets the objectives noted above.

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


/S/ Charles O. Holliday, Jr.            /S/ Gary M. Pfeiffer

Charles O. Holliday, Jr.                Gary M. Pfeiffer
Chairman of the Board                   Senior Vice President
and Chief Executive Officer             and Chief Financial Officer

February 16, 2001

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Stockholders and the Board of Directors of E.I. du Pont de Nemours and Company

In our opinion, the consolidated financial statements appearing on pages 42-71 of this Annual Report present fairly, in all material respects, the financial position of E.I. du Pont de Nemours and Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/S/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, Pennsylvania 19103

February 16, 2001

                                                                       DUPONT 41

                              FINANCIAL STATEMENTS
                              --------------------

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries

Consolidated Income Statement
(Dollars in millions, except per share)
------------------------------------------------------------------------------------------------------------------------------
                                                                                             2000          1999         1998
Sales                                                                                      $ 28,268      $ 26,918     $ 24,767
Other Income (Note 2)                                                                           934           974          981
                                                                                           --------      --------     --------
   Total                                                                                     29,202        27,892       25,748
                                                                                           --------      --------     --------
Cost of Goods Sold and Other Operating Charges (Note 3)                                      18,207        16,991       15,556
Selling, General and Administrative Expenses                                                  3,041         2,595        2,115
Depreciation                                                                                  1,415         1,444        1,452
Amortization of Goodwill and Other Intangible Assets                                            445           246          108
Research and Development Expense                                                              1,776         1,617        1,308
Interest Expense (Note 4)                                                                       810           535          520
Purchased In-Process Research and Development (Note 5)                                          (11)        2,250        1,443
Employee Separation Costs and Write-down of Assets (Note 6)                                     101           524          633
Gain on Issuance of Stock by Affiliates--Nonoperating (Note 7)                                  (29)            -            -
                                                                                           --------      --------     --------
   Total                                                                                     25,755        26,202       23,135
                                                                                           --------      --------     --------
Income from Continuing Operations Before Income Taxes and Minority Interests                  3,447         1,690        2,613
Provision for Income Taxes (Note 8)                                                           1,072         1,410          941
Minority Interests in Earnings of Consolidated Subsidiaries                                      61            61           24
                                                                                           --------      --------     --------
Income from Continuing Operations                                                             2,314           219        1,648

Discontinued Operations (Note 9)
   Income from Operations of Discontinued Business, Net of Income Taxes                           -             -          594
   Gain on Disposal of Discontinued Business, Net of Income Taxes                                 -         7,471        2,439
                                                                                           --------      --------     --------
Income Before Extraordinary Item                                                                  -         7,690        4,681
Extraordinary Charge from Early Extinguishment of Debt, Net of Income Taxes (Note 10)             -             -         (201)
                                                                                           --------      --------     --------
Net Income                                                                                 $  2,314      $  7,690     $  4,480
==============================================================================================================================
Basic Earnings (Loss) Per Share of Common Stock (Note 11)
   Continuing Operations Before Extraordinary Item                                         $   2.21      $    .19     $   1.45
   Discontinued Operations                                                                        -          6.89         2.69
                                                                                           --------      --------     --------
   Before Extraordinary Item                                                                   2.21          7.08         4.14
   Extraordinary Charge                                                                           -             -         (.18)
                                                                                           --------      --------     --------
   Net Income                                                                              $   2.21      $   7.08     $   3.96
                                                                                           ========      ========     ========
Diluted Earnings (Loss) Per Share of Common Stock (Note 11)
   Continuing Operations Before Extraordinary Item                                         $   2.19      $    .19     $   1.43
   Discontinued Operations                                                                        -          6.80         2.65
                                                                                           --------      --------     --------
   Before Extraordinary Item                                                                   2.19          6.99         4.08
   Extraordinary Charge                                                                           -             -         (.18)
                                                                                           --------      --------     --------
   Net Income                                                                              $   2.19      $   6.99     $   3.90
==============================================================================================================================

                              See pages 46-71 for Notes to Financial Statements.

42 DUPONT

                              FINANCIAL STATEMENTS
                              --------------------

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries

Consolidated Balance Sheet
(Dollars in millions, except per share)
------------------------------------------------------------------------------------------------------
December 31                                                                       2000           1999
------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and Cash Equivalents                                                    $    1,540     $    1,466
Marketable Securities                                                                77            116
Accounts and Notes Receivable (Note 12)                                           4,552          5,318
Inventories (Note 13)                                                             4,658          5,057
Prepaid Expenses                                                                    228            202
Deferred Income Taxes (Note 8)                                                      601            494
                                                                             ----------     ----------
   Total Current Assets                                                          11,656         12,653
                                                                             ----------     ----------
Property, Plant and Equipment (Note 14)                                          34,650         35,416
Less: Accumulated Depreciation                                                   20,468         20,545
                                                                             ----------     ----------
   Net Property, Plant and Equipment                                             14,182         14,871
                                                                             ----------     ----------
Goodwill and Other Intangible Assets (Note 15)                                    8,365          8,724
Investment in Affiliates (Note 16)                                                2,206          1,459
Other Assets (Notes 8 and 17)                                                     3,017          3,070
                                                                             ----------     ----------
Total                                                                        $   39,426     $   40,777
======================================================================================================
Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable (Note 18)                                                   $    2,731     $    2,780
Short-Term Borrowings and Capital Lease Obligations (Note 19)                     3,247          4,941
Income Taxes (Note 8)                                                               250            359
Other Accrued Liabilities (Note 20)                                               3,027          3,148
                                                                             ----------     ----------
   Total Current Liabilities                                                      9,255         11,228

Long-Term Borrowings and Capital Lease Obligations (Note 21)                      6,658          6,625
Other Liabilities (Note 22)                                                       7,729          7,872
Deferred Income Taxes (Note 8)                                                    2,105          1,660
                                                                             ----------     ----------
   Total Liabilities                                                             25,747         27,385
                                                                             ----------     ----------
Minority Interests                                                                  380            517
                                                                             ----------     ----------
Stockholders' Equity (next page)
Preferred Stock, without par value--cumulative; 23,000,000 shares authorized; issued at December 31:
   $4.50 Series--1,672,594 shares (callable at $120)                                167            167
   $3.50 Series--700,000 shares (callable at $102)                                   70             70

Common Stock, $.30 par value; 1,800,000,000 shares authorized;
   Issued at December 31, 2000--1,129,973,354; 1999 --1,139,514,154                 339            342

Additional Paid-In Capital                                                        7,659          7,941

Reinvested Earnings                                                              12,153         11,699

Accumulated Other Comprehensive Income (Loss)                                      (188)          (133)

Common Stock Held in Trust for Unearned Employee Compensation and
   Benefits (Flexitrust), at Market (Shares: December 31, 2000--
   3,601,199; 1999--7,342,245)                                                     (174)          (484)

Common Stock Held in Treasury, at Cost                                           (6,727)        (6,727)
                                                                             ----------     ----------
   (Shares: December 31, 2000-- 87,041,427; 1999-- 87,041,427)
   Total Stockholders' Equity                                                    13,299         12,875
                                                                             ----------     ----------
Total                                                                         $  39,426     $   40,777
=======================================================================================================

                              See pages 46-71 for Notes to Financial Statements.

                                                                       DUPONT 43

                              FINANCIAL STATEMENTS
                              --------------------

        E.I. du Pont de Nemours and Company and Consolidated Subsidiaries


Consolidated Statement of Stockholders' Equity (Notes 23 and 24)
(Dollars in millions, except per share)

------------------------------------------------------------------------------------------------------------------------------------
                                                                      Accumulated
                                               Additional                 Other                             Total          Total
                              Preferred  Common  Paid-In  Reinvested  Comprehensive            Treasury  Stockholders  Comprehensive
                                Stock     Stock   Capital   Earnings  Income (Loss) Flexitrust   Stock     Equity         Income
1998
Balance January 1, 1998        $   237  $   346  $  7,991  $   4,389    $   (297)    $ (1,396) $      -    $  11,270
                               -------  -------  --------  ---------    --------     --------  --------    ---------
Net Income                                                     4,480                                                    $   4,480
Cumulative Translation                                                       (23)                                             (23)
Adjustment
Minimum Pension Liability                                                   (112)                                            (112)
                                                                                                                        ---------
Total Comprehensive Income                                                                                              $   4,345
                                                                                                                        =========
Common Dividends ($1.365 per                                  (1,539)
share)
Preferred Dividends                                              (10)
Treasury Stock
   Acquisition                                                                                     (704)
   Issuance/Retirement                       (4)      (85)      (615)                               704
Common Stock Issued
   Flexitrust                                        (279)                                598
   Businesses Acquired                                  4
Compensation Plans                                    269
Adjustments to Market Value                           (46)                                 46
                               -------  -------  --------  ---------    --------     --------  --------    ---------
Balance December 31, 1998      $   237  $   342  $  7,854   $  6,705   $   (432)     $   (752) $      -    $  13,954
                               -------  -------  --------  ---------    --------     --------  --------    ---------
1999
Net Income                                                     7,690                                                     $  7,690
Cumulative Translation                                                      172                                               172
Adjustment
Minimum Pension Liability                                                    76                                                76
Net Unrealized Gain on
Securities                                                                   51                                                51
                                                                                                                         --------
Total Comprehensive Income                                                                                               $  7,989
                                                                                                                         ========
Common Dividends ($1.40 per                                   (1,501)
share)
Preferred Dividends                                              (10)
Treasury Stock
   Acquisition                                                                                  (12,095)
   Businesses Acquired                                 (5)    (1,147)                             5,324
   Retirement                                          (6)       (38)                                44
Common Stock Issued
   Flexitrust                                        (220)                                427
Compensation Plans                                    159
Adjustments to Market Value                           159                                (159)
                               -------  -------  --------  ---------    --------     --------  --------    ---------
Balance December 31, 1999      $   237  $   342  $  7,941   $ 11,699   $   (133)     $   (484) $ (6,727)   $  12,875
                               -------  -------  --------  ---------    --------     --------  --------    ---------
2000
Net Income                                                     2,314                                                     $  2,314
Cumulative Translation                                                      (38)                                              (38)
Adjustment
Minimum Pension Liability                                                     4                                                 4
Net Unrealized (Loss) on                                                    (21)                                              (21)
Securities
                                                                                                                         --------
Total Comprehensive Income                                                                                               $  2,259
                                                                                                                         ========
Common Dividends ($1.40 per share)                            (1,455)

Preferred Dividends                                              (10)
Treasury Stock
   Acquisition                                                                                     (462)
   Retirement                                (3)      (64)      (395)                               462
Common Stock Issued
   Flexitrust                                         (96)                                204
Compensation Plans                                    (16)
Adjustments to Market Value                          (106)                                106
                               -------  -------  --------  ---------    --------     --------  --------    ---------
Balance December 31, 2000      $   237  $   339  $  7,659  $  12,153   $   (188)     $   (174) $ (6,727)   $  13,299
                               =======  =======  ========  =========   =========     ========  ========    =========

                              See pages 46-71 for Notes to Financial Statements.

44 DUPONT

                              FINANCIAL STATEMENTS
                              --------------------

       E.I. du Pont de Nemours and Company and Consolidated Subsidiaries

Consolidated Statement of Cash Flows
(Dollars in millions)
------------------------------------------------------------------------------------------------------------------------
                                                                                       2000          1999         1998
                                                                                    ----------    ---------    ---------
Cash and Cash Equivalents at Beginning of Year                                       $   1,466    $   1,434    $   1,004
                                                                                    ----------    ---------    ---------
Cash Provided by Continuing Operations
Net Income                                                                               2,314        7,690        4,480
Adjustments to Reconcile Net Income to Cash Provided by Continuing Operations:
   Net Income from Discontinued Operations                                                   -       (7,471)      (3,033)
   Extraordinary Charge from Early Retirement of Debt (Note 10)                              -            -          275
   Depreciation                                                                          1,415        1,444        1,452
   Amortization of Goodwill and Other Intangible Assets                                    445          246          108
   Purchased In-Process Research and Development (Note 5)                                  (11)       2,250        1,443
   Other Noncash Charges and Credits-- Net                                                 899          443         (319)
   Decrease (Increase) in Operating Assets:
     Accounts and Notes Receivable                                                         379          (21)        (580)
     Inventories and Other Operating Assets                                               (727)        (384)         (74)
   Increase (Decrease) in Operating Liabilities:
     Accounts Payable and Other Operating Liabilities                                       87          185          254
     Accrued Interest and Income Taxes (Notes 4 and 8)                                     269          458          126
                                                                                    ----------    ---------    ---------
        Cash Provided by Continuing Operations                                           5,070        4,840        4,132
                                                                                    ----------    ---------    ---------
Investment Activities of Continuing Operations (Note 25)
Purchases of Property, Plant and Equipment                                              (1,925)      (2,055)      (2,240)
Investments in Affiliates                                                                  (97)         (48)         (63)
Payments for Businesses (Net of Cash Acquired)                                             (46)      (5,073)      (3,282)
Proceeds from Sales of Assets                                                              703          609          946
Net Proceeds from Sale of Interest in Petroleum Operations (Note 9)                          -            -        4,206
Net Decrease (Increase) in Short-Term Financial Instruments                                 25         (258)         131
Miscellaneous-- Net                                                                         96           14          124
                                                                                    ----------    ---------    ---------
        Cash Used for Investment Activities of Continuing Operations                    (1,244)      (6,811)        (178)
                                                                                    ----------    ---------    ---------
Financing Activities
Dividends Paid to Stockholders                                                          (1,465)      (1,511)      (1,549)
Net Increase (Decrease) in Short-Term Borrowings                                           (95)      (3,244)       1,574
Long-Term and Other Borrowings:
   Receipts                                                                              4,996        8,420        6,335
   Payments                                                                             (6,574)      (5,612)      (8,966)
Acquisition of Treasury Stock (Note 23)                                                   (462)        (690)        (704)
Proceeds from Exercise of Stock Options                                                     63          168          257
Increase in Minority Interests                                                               -          105            -
                                                                                    ----------    ---------    ---------
        Cash Used for Financing Activities                                              (3,537)      (2,364)      (3,053)
                                                                                    ----------    ---------    ---------
Net Cash Flow from Discontinued Operations*                                                  -        4,475         (568)
Effect of Exchange Rate Changes on Cash                                                   (215)        (108)          97
                                                                                    ----------    ---------    ---------
Cash and Cash Equivalents at End of Year                                             $   1,540    $   1,466    $   1,434
                                                                                    ----------    ---------    ---------
Increase in Cash and Cash Equivalents                                                $      74    $      32    $     430
========================================================================================================================

* Includes payments of direct expenses related to the Conoco initial public offering and exchange transactions.

                              See pages 46-71 for Notes to Financial Statements.

                                                                       DUPONT 45

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

1.   Summary of Significant Accounting Policies

DuPont observes the generally accepted accounting principles described below. These, together with the other notes that follow, are an integral part of the consolidated financial statements.

Basis of Consolidation

The accounts of wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Investments in affiliates owned 20 percent or more are accounted for under the equity method. Investments in companies owned less than 20 percent are accounted for under the cost method. Divestiture of the company's petroleum business was completed on August 6, 1999, and is reported as discontinued operations (see Note 9).

Revenue Recognition

The company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with terms of the agreement, title and risk of loss have been transferred, collectibility is probable, and pricing is fixed and determinable. Accruals are made for sales returns and other allowances based on the company's experience. The company accounts for sales incentives as a reduction in revenue at the time revenue is recorded. Royalty income is recognized in accordance with agreed upon terms, when the amount is determinable and collectibility is probable.

Affiliate and Subsidiary Stock Transactions

Gains or losses arising from issuances by an affiliate or a subsidiary of its own stock are recorded as nonoperating items.

Cash and Cash Equivalents

Cash equivalents represent investments with maturities of three months or less from time of purchase. They are carried at cost plus accrued interest, which approximates fair value because of the short-term maturity of these instruments. Cash and cash equivalents are used in part to support a portion of the company's commercial paper program.

Marketable Securities

Marketable debt securities represent investments in fixed and floating rate financial instruments with maturities of twelve months or less from time of purchase. They are classified as held-to-maturity and recorded at amortized cost.

Inventories

Except for Pioneer inventories, substantially all inventories are valued at cost as determined by the last-in, first-out (LIFO) method; in the aggregate, such valuations are not in excess of market. For Pioneer, inventories are valued at the lower of cost as determined by the first-in, first-out (FIFO) method or market.

Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower; cost is generally determined by the average cost method.

Property, Plant and Equipment

Property, plant and equipment (PP&E) is carried at cost and, when placed in service in 1995 or thereafter, is depreciated using the straight-line method. PP&E placed in service prior to 1995 is depreciated under the sum-of-the-years' digits method or other substantially similar methods. Substantially all equipment and buildings are depreciated over useful lives ranging from 15 to 25 years. Capitalizable costs associated with computer software for internal use are amortized on a straight-line basis over 5 to 7 years. When assets are surrendered, retired, sold or otherwise disposed of, their gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals.

Maintenance and repairs are charged to operations; replacements and improvements are capitalized. In situations where maintenance activities are planned at manufacturing facilities, the company accrues in advance the costs expected to be incurred. Historically, the company's accruals for maintenance activities have not been significant.

Goodwill and Other Intangible Assets

Goodwill is amortized over periods up to 40 years using the straight-line method. Identifiable intangible assets such as purchased technology, patents and trademarks are amortized using the straight-line method over their estimated useful lives, generally for periods ranging from 5 to 40 years. The company continually evaluates the reasonableness of the useful lives of these assets.

Impairment of Long-Lived Assets

The company evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets,

46 DuPont

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

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

Investment Securities

Marketable equity securities are classified as available-for-sale and reported at fair value. Unrealized gains and losses are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in stockholders' equity until sold. At the time of sale, any gains or losses calculated by the specific identification method are recognized in other income. Other securities and investments for which market values are not readily available are carried at cost.

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

For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end of period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of accumulated other comprehensive income (loss) in stockholders' equity. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.

Hedging and Trading Activities

The company routinely uses forward exchange contracts to hedge its net exposure, by currency, related to monetary assets and liabilities denominated in currencies other than the functional currency. Exchange gains and losses associated with these

                                                                       DUPONT 47

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

contracts are included in income in the period in which they occur and substantially offset the exchange gains and losses arising from remeasurement as described above. As a result, net exchange gains and losses are not expected to be material in amount.

The company selectively enters into forward exchange contracts and similar agreements to effectively convert firm foreign currency commitments to functional currency-denominated transactions. Gains and losses on these firm commitment hedges are deferred and included in the functional currency measurement of the related foreign currency-denominated transactions. Changes in the fair value of forward exchange contracts that do not qualify for hedge accounting treatment are reflected in income in the period the change occurs. The exchange gain associated with such contracts was not material in 2000. Exchange losses associated with such contracts were $131 and $20 in 1999 and 1998, respectively.

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

On January 1, 2001, DuPont will adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," including the amendments in SFAS No. 138. The new standard requires that all derivative instruments be reported on the balance sheet at their fair values. For derivative instruments designated as fair value hedges, changes in the fair value of the derivative instrument will generally be offset on the income statement by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in accumulated other comprehensive income (loss) until it is cleared to earnings during the same period in which the hedged item affects earnings. The ineffective portion of all hedges will be recognized in current earnings each period. Changes in the fair value of derivative instruments that are not designated as a hedge will be recorded each period in current earnings.

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

Reclassifications

Certain reclassifications of prior years' data have been made to conform to 2000 classifications.

48 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

2.   Other Income

--------------------------------------------------------------------------------
                                           2000           1999          1998
                                         ---------------------------------------
Royalty income                             $349          $289/1/         $159
Interest income, net of miscellaneous
   interest expense                         168           185/2/          112
Equity in earnings of affiliates (see
Note 16)                                    289           135             278
Gains (losses) on sales of assets           394/3/         16/4/          375/5/
Miscellaneous income and
   expenses--net                           (266)/6/       349/7/           57
                                         ---------------------------------------
                                           $934          $974            $981
================================================================================

1 Increase principally reflects the change in DuPont's ownership interest of DuPont Pharmaceuticals.

2 Includes a $80 benefit related to recalculation of interest on federal tax refunds and liabilities.

3 Includes gains of $176 resulting from the sale by Pioneer of certain investment securities and $94 associated with the company's sale of a portion of its interest in DuPont Photomasks, Inc.

4    Includes a $55 loss on formation of the DuPont Teijin Films joint venture.

5 Includes a $217 gain on the sale of substantially all of the company's remaining interest in CONSOL Energy Inc.

6 Includes a $342 noncash charge associated with writing down the company's investment in WebMD to estimated fair market value in recognition that such decline is other than temporary and writing off warrants returned to WebMD in connection with terminating the company's 1999 health care collaboration agreement.

7 Includes a $336 noncash gain associated with exchanging the company's investment in WebMD for Healtheon/WebMD, and a $131 exchange loss on forward exchange contracts purchased in 1998 to lock in the U.S. dollar cost of the acquisition of Herberts.

3.   Cost of Goods Sold and Other Operating Charges

In accordance with purchase accounting rules, Pioneer inventories which were acquired on October 1, 1999, were recorded at estimated fair value. The increase in inventory values above Pioneer's pre-acquisition historical cost is, under the FIFO method, recorded in cost of goods sold as the inventory on hand at the acquisition date is sold. During 2000 this inventory step-up resulted in a $609 noncash charge to cost of goods sold. In addition, the company accrued $100 to increase its reserve associated with Benlate(R) 50 DF fungicide litigation and $45 to establish a litigation reserve within the Pharmaceuticals segment.

4.   Interest Expense

                                            2000         1999         1998
                                         ---------------------------------------
Interest incurred                           $879         $642         $640
Less: Interest capitalized                    69          107          120
                                         ---------------------------------------
                                            $810         $535         $520
================================================================================

Interest paid (net of amounts capitalized) was $823 in 2000, $471 in 1999 and $553 in 1998.

5.   Purchased In-Process Research and Development

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

In 2000 a credit of $11 was recorded to revise the preliminary allocation for the company's purchase of the remaining 80 percent interest in Pioneer upon revisions of preliminary purchase price allocations.

In 1999 estimated charges of $2,186 and $64 were recorded in conjunction with the purchase of the remaining 80 percent interest in Pioneer and the purchase of the Herberts coatings business, respectively, based on preliminary allocations of purchase price.

In 1998 charges of $60 and $103 were recorded to revise the preliminary allocation for Protein Technologies International and the ICI polyester resins and intermediates businesses, respectively, upon revision of preliminary purchase price allocations for these acquisitions. In addition, a charge of $50 was recorded in conjunction with the 1998 acquisition of the ICI polyester films business based on preliminary allocations of the purchase price for this acquisition and a charge of $1,230 was recorded in conjunction with the 1998 purchase of Merck & Co.'s interest in The DuPont Merck Pharmaceutical Company, based on preliminary allocations of purchase price. See Note 25.

                                                                       DUPONT 49

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

6.   Employee Separation Costs and Write-down of Assets

During 2000 the company recorded a net charge of $101. Charges totaling $124 relate to restructuring activities in the Performance Coatings & Polymers ($96) and Pigments & Chemicals ($28) segments. These charges were partly offset by a net benefit of $20 to reflect changes in estimates related to restructuring initiatives and $3 to reflect higher than expected proceeds from the sale of assets as discussed below under the respective prior years' activities.

2000 Activities

Performance Coatings & Polymers

A restructuring program (Phase II) was instituted to continue the consolidation of business assets and to eliminate redundancies as a result of the acquisition of Herberts in 1999 by Performance Coatings. Charges resulting from these activities totaled $96. The charges included $71 related to termination payments to be settled over time for about 1,000 employees involved in technical, manufacturing, marketing and administrative activities. At December 31, 2000, about $27 had been settled and charged against the related liabilities and approximately 600 employees had been terminated. Restructuring charges of $13 related to the write-down of operating facilities in Germany and the United States that were shut down in the second quarter. The remaining charge of $12 relates to the cancellation of contractual agreements principally associated with the global distribution of products and about $5 had been settled and charged against the related liability as of December 31, 2000. Termination of services under the contractual agreements will be completed during 2001.

Pigments & Chemicals

A restructuring program was instituted to address poor economic and intensely competitive market conditions for the Chemical Solutions Enterprise. Charges resulting from this restructuring totaled $28. This charge included $24 related to the write-down of operating facilities at the New Jersey Chambers Works site that were shut down in the third quarter. The charge covers the net book value of the facilities of $15 and estimated dismantlement and removal costs less estimated proceeds from the sale of equipment and scrap of $9. The effect on 2000 results of removing these facilities from operations was not material. Charges against the liability for dismantlement and removal will begin and these activities will be completed in 2001. The remaining restructuring charge of $4 relates to employee termination payments to be settled over time for approximately 65 employees involved in manufacturing and technical activities. At December 31, 2000, about 50 employees had been terminated and settlement charges against the liability will begin in early 2001.

Account balances and activity for the 2000 restructuring programs are summarized below:

                                       Write-     Employee    Other
                                        down     Separation    Exit
                                      of Assets    Costs       Costs     Total
--------------------------------------------------------------------------------
Charges to income in 2000               $ 28       $ 75        $ 21       $124
Changes to accounts
   Employee separation
   settlements                                      (27)                   (27)
   Facility shutdowns                    (28)                              (28)
   Other expenditures                                            (5)        (5)
--------------------------------------------------------------------------------
Balance at December 31, 2000            $  -       $ 48        $ 16       $ 64
================================================================================

1999 Activities

During 1999 the company recorded a net charge of $524. Charges totaling $604 relate to restructuring and impairment activities in the following segments:
Agriculture & Nutrition - $169; Nylon Enterprise - $375; Polyester Enterprise - $60. These charges were partly offset by a net benefit of $80 to reflect changes in estimates related to restructuring and divestiture initiatives as discussed below under the respective prior years' activities.

Agriculture & Nutrition

A restructuring program was instituted to address poor economic and intensely competitive market conditions for DuPont Crop Protection. Charges resulting from these restructuring activities totaled $124. This charge included $45 related to employee termination payments to be settled over time for approximately 800 employees involved in technical, manufacturing, marketing and administrative activities. A net benefit of $2 was recorded in 2000 to reflect lower costs associated with employees who accepted other work assignments partially offset by higher costs associated with terminating employees. At December 31, 2000, approximately $38 had been settled and charged against the related liability.

50 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

At December 31, 2000, approximately 730 employees had been terminated and the remaining employees have accepted other work assignments within the company thereby completing this program. The remaining restructuring charge of $79 principally related to the write-down of operating facilities that were shut down in 1999 at Belle, West Virginia; Chambers Works, New Jersey; LaPorte, Texas; Mobile, Alabama; Japan; and Puerto Rico. The effect on results of removing these facilities from operations was not material. The charge covers the net book value of the facilities ($64) and estimated dismantlement and removal costs less estimated proceeds from the sale of equipment and scrap ($15). A benefit was recorded in 2000 to reflect lower costs associated with dismantlement and removal ($6) and higher than expected sale proceeds ($3). At December 31, 2000, approximately $5 in dismantlement and removal costs had been paid.

An impairment charge of $45 was recorded to write off an intangible asset. The company had previously established an intangible asset related to the acquisition of exclusive rights to market a product under a long-term contract that included the purchase of stipulated minimum quantities. Due to significantly lower than expected sales, the company notified the supplier that it would not purchase the minimum quantity and therefore would forego the right to exclusively market the product.

Nylon Enterprise

Charges included an impairment of $252 for the write-down of a manufacturing facility in Singapore that continues to operate. The Nylon Enterprise constructed a manufacturing plant designed to produce 250 million pounds of adipic acid annually. The company has made substantial efforts to resolve operational and technical problems that have plagued this facility. Despite these efforts, the plant continues to operate at significantly less than its design capacity. As a result, an impairment charge was recorded to write down the plant to its estimated fair value based on the present value of cash flows.

The company also announced its intent to withdraw from certain nylon ventures in the Asia Pacific region after it became apparent that these operations would not become profitable due to unfavorable market conditions. In connection with exiting the company's majority-owned subsidiary in India, a charge of $61 was recorded to write down assets to their estimated net realizable value pursuant to a sale agreement. The charge principally covers the net assets being sold and a contractual obligation associated with exiting this business. In 1999 definitive agreements were signed under which a third party would acquire the company's ownership interest and certain related manufacturing equipment. Subsequently, the company operated the facility in trust for the buyer until the sale was completed in 2000. In addition, the company recorded a charge of $34 associated with its decision to withdraw from a joint venture in China due to depressed market conditions. The charge covers the write-off of the company's investment in this joint venture.

The company also recorded a charge of $28 associated with restructuring activities in Europe to modernize and consolidate sites. This included employee termination payments to be settled over time of $15 to about 120 employees involved principally in manufacturing activities at several locations. A charge of $2 was recorded in 2000 to reflect higher costs associated with terminating employees. At December 31, 2000, essentially all employees had been terminated and approximately $9 had been settled and charged against the related liability. Also included was $13 for a manufacturing facility in Germany that was shut down in 1999. The effect on operating results of this shutdown was not material.

Polyester Enterprise

A restructuring program was instituted to address poor economic and intensely competitive market conditions. Charges of $60 relate to employee separation costs to be settled over time for about 850 employees primarily engaged in manufacturing. A net benefit of $2 was recorded in 2000 to reflect lower costs associated with employees who accepted other work assignments partially offset by higher costs associated with terminating employees. At December 31, 2000, $53 in benefits had been charged against the related liability. At December 31, 2000, approximately 800 employees had been terminated and the remaining employees had accepted other work assignments within the company thereby completing this program.

                                                                       DUPONT 51

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

Account balances and activity for the 1999 restructuring programs are summarized below:

                                       Write-     Employee     Other
                                        down     Separation     Exit
                                      of Assets    Costs       Costs      Total
--------------------------------------------------------------------------------
Charges to income in 1999              $ 469       $ 120       $  15      $ 604
Changes to accounts
   Asset impairments                    (358)                              (358)
   Employee separation
   settlements                                       (47)                   (47)
   Facility shutdowns                    (77)                               (77)
   Withdrawal from
   joint venture                         (34)                               (34)
--------------------------------------------------------------------------------
Balance at December 31, 1999            $  -       $  73     $    15      $  88
--------------------------------------------------------------------------------
Changes to accounts
   Credits to income in 2000                          (2)         (6)        (8)
   Employee separation
   settlements                                       (53)                   (53)
   Other expenditures                                             (5)        (5)
--------------------------------------------------------------------------------
Balance at December 31, 2000            $  -       $  18     $     4      $  22
================================================================================

1998 Activities

During 1998 the company recorded a charge of $633 in connection with restructuring activities and asset impairments. Restructuring charges totaling $577 directly related to management decisions to implement company-wide productivity improvement initiatives. Charges from these initiatives reduced segment earnings as follows: Agriculture & Nutrition - $19; Nylon Enterprise - $231; Performance Coatings & Polymers - $25; Pigments & Chemicals - $23; Polyester Enterprise - $158; Specialty Fibers - $6; Specialty Polymers - $47; Other - $68.

These charges included $310 related to employee separation costs to be settled over time, substantially all of which were for estimated termination payments for approximately 4,100 employees, and were based on plans that identified the number of employees to be terminated, their functions and their businesses. A net benefit of $27 was recorded in 1999 to reflect changes in estimates related to this program principally in the following segments: Agriculture & Nutrition - $3; Nylon Enterprise - $14; Pigments & Chemicals - $4; Polyester Enterprise - $4. A net benefit of $6 was recorded in 2000 to reflect changes in estimates related to this program principally in the Nylon Enterprise ($5). About $270 in benefits have been charged against the related liability. As of December 31, 1999, about 4,000 employees had been terminated and the remaining employees have accepted other work assignments within the company thereby completing this program.

The remaining charge of $267 related to write-downs of property, plant and equipment, principally due to the shutdown of excess production capacity. The charge covers the net book value of the facilities ($232) and estimated dismantlement and removal costs less estimated proceeds from the sale of equipment and scrap ($35). The largest component, $114, covers the shutdown of polyester manufacturing lines at Circleville, Ohio; Cooper River, South Carolina; Kinston, Cape Fear and Cedar Creek, North Carolina; and Luxembourg. In addition, $78 represents the shutdown of nylon manufacturing operations at Martinsville, Virginia; Doncaster, United Kingdom; and Bayswater, Australia. Other charges are principally attributable to the shutdown of manufacturing and other facilities within Pigments & Chemicals and Other. The effect of these shutdowns on operating results was not material. A net benefit of $26 was recorded in 1999 to reflect changes in estimates related to this program principally in the Nylon Enterprise ($15) and the Polyester Enterprise ($9). A net benefit of $6 was recorded in 2000 principally to reflect lower costs associated with dismantlement and removal principally in Polyester Enterprise ($4). All facilities have been shut down. Approximately $34 in dismantlement and removal costs have been paid, and there are no outstanding liabilities for dismantlement and removal activities for this program.

In 1998 the company also recorded a charge of $56 relating to the impairment of certain intangible assets held for use by the Pharmaceuticals segment when it was determined that future undiscounted cash flows associated with these assets were insufficient to recover their carrying value. The impaired assets principally represent the company's historical ownership interest in product rights and license agreements contributed in 1991 by Merck & Co. Inc. to The DuPont Merck Pharmaceutical Company. The assets were written down to fair value, which was determined on the basis of discounted cash flows.


DUPONT 52

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

Account balances and activity for the 1998 restructuring programs are summarized below:

                                     Write-      Employee    Other
                                      down      Separation   Exit
                                    of Assets     Costs      Costs      Total
--------------------------------------------------------------------------------
Charges to income in 1998             $ 288       $ 310      $  35      $ 633
Changes to accounts
   Asset impairment                     (56)                              (56)
   Employee separation
   settlements                                     (134)                 (134)
   Facility shutdowns                   (71)                              (71)
--------------------------------------------------------------------------------
Balance at December 31, 1998          $ 161       $ 176      $  35      $ 372
--------------------------------------------------------------------------------
Changes to accounts
   Charges (credits) to
   income in 1999                       (31)        (27)         5        (53)
   Employee separation
   settlements                                     (123)                 (123)
   Facility shutdowns                  (130)                             (130)
   Other expenditures                                          (21)       (21)
--------------------------------------------------------------------------------
Balance at December 31, 1999          $   -       $  26      $  19      $  45
--------------------------------------------------------------------------------
Changes to accounts
   Credits to income in 2000                         (6)        (6)       (12)
   Employee separation
   settlements                                      (13)                  (13)
   Other expenditures                                          (13)       (13)
--------------------------------------------------------------------------------
Balance at December 31, 2000          $   -      $    7      $   -      $   7
================================================================================

Other Activities

In 1999 the company also reflected a benefit of $27 due to changes in estimates of liabilities established in connection with the sale of Endo Laboratories and the Medical Products businesses ($13) and the sale of DuPont's global graphic arts and printing plates businesses ($14). These adjustments resulted from lower than expected costs associated with exiting these businesses. There are no outstanding liabilities for these divestitures.


7.   Gain on Issuance of Stock by Affiliates--Nonoperating

In July 2000 DuPont Photomasks, Inc. sold about 1.4 million shares of its common stock to unrelated parties at a price of $77 per share which raised net cash proceeds of $104. As a result of this transaction, the company's ownership interest in DuPont Photomasks was reduced from approximately 38.5 percent to
35.3 percent. The pretax gain of $29 represents the increase in the company's equity investment in DuPont Photomasks which resulted from the issuance of stock at a price in excess of book value. The company provided for deferred income taxes resulting from the gain.


8.   Provision for Income Taxes

--------------------------------------------------------------------------------
                                                  2000        1999        1998
                                               ---------    --------    -------
Current tax expense:
   U.S. federal                                $     489    $    536    $   526
   U.S. state and local                               27          14        (15)
   International                                     515         480        447
                                               ---------    --------    -------
     Total                                         1,031       1,030        958
                                               ---------    --------    -------
Deferred tax expense:
   U.S. federal                                     (128)        322       (129)
   U.S. state and local                               (1)         (4)        21
   International                                     170          62         91
                                               ---------    --------    -------
     Total                                            41         380        (17)
                                               ---------    --------    -------
Provision for income taxes                         1,072       1,410        941
Stockholders' equity
   Stock compensation/1/                             (19)        (55)       (82)
   Minimum pension liability/2/                        3           7        (81)
   Net unrealized gains (losses)
   on securities/3/                                  (21)         35          -
Extraordinary loss                                     -           -        (74)
Discontinued operations                                -         153        195
                                               ---------    --------    -------
Total                                          $   1,035    $  1,550    $   899
================================================================================

1 Represents deferred tax charge (benefit) of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.

2 Represents deferred tax charge (benefit) for minimum pension liability recorded in stockholders' equity. See Note 23.

3 Represents deferred tax charge (benefit) associated with available-for-sale securities that are marked to market and recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity. See
     Note 23.

Total income taxes paid on continuing operations worldwide were $791 in 2000, $1,015 in 1999 and $782 in 1998.

                                                                       DUPONT 53

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. The tax effects of temporary differences and tax loss/tax credit carryforwards included in the deferred income tax provision are as follows:

--------------------------------------------------------------------------------
                                                2000       1999         1998
                                              --------------------------------
Depreciation                                  $    157   $    120     $    185
Accrued employee benefits                           63         67           71
Other accrued expenses                              34         36           19
Inventories                                       (143)        31           54
Unrealized exchange gains (losses)                  (4)       (10)         (11)
Investment in subsidiaries and                     102         51          (73)
affiliates
Amortization of intangibles                       (102)        32         (504)*
Other temporary differences                        (53)        74          158
Tax loss/tax credit carryforwards                  (19)         3           35
Valuation allowance change -- net                    6        (24)          49
                                              --------------------------------
                                              $     41   $    380     $    (17)
================================================================================

* Amortization of intangibles includes the write-off of in-process research and development for DuPont Pharmaceuticals and Polyester Enterprise.

The significant components of deferred tax assets and liabilities at December 31, 2000 and 1999, are as follows:

                                             2000                 1999
                                      ------------------------------------------
Deferred Tax                            Asset    Liability    Asset   Liability
--------------------------------------------------------------------------------
Depreciation                           $    -     $1,932     $    -    $1,812
Accrued employee benefits               3,220      1,357      3,098     1,149
Other accrued expenses                    407          3        457         2
Inventories                               218        158        253       329
Unrealized exchange gains                  37         11         17         3
Tax loss/tax credit
   carryforwards                          151          -        125         -
Investment in subsidiaries
   and affiliates                          19        151         43        52
Amortization of intangibles               530      1,053        513     1,148
Other                                     358      1,141        336     1,149
                                       --------------------------------------
Total                                  $4,940     $5,806     $4,842    $5,644
                                                  ======               ======
Less: Valuation
   allowance                              210                   204
                                       ------                ------
Net                                    $4,730                $4,638
================================================================================

Current deferred tax liabilities (included in the Consolidated Balance Sheet caption "Income Taxes") were $34 and $303 at December 31, 2000 and 1999, respectively. In addition, deferred tax assets of $462 and $463 were included in Other Assets at December 31, 2000 and 1999, respectively (see Note 17).

An analysis of the company's effective income tax rate follows:

                                                      2000      1999      1998
                                                    ----------------------------
Statutory U.S. federal income tax rate                35.0%     35.0%     35.0%
International operations                              (2.8)      4.2       2.0
Lower effective tax rate on export sales              (1.7)     (2.2)     (1.9)
In-process research and development*                     -      46.6       1.7
Other--net                                             0.6      (0.2)     (0.8)
Effective income tax rate                             31.1%     83.4%     36.0%
================================================================================

* The charge associated with the 1999 Pioneer transaction was not tax effected because the purchase was a stock acquisition rather than an asset purchase. See Note 5.

Income from continuing operations before income taxes and minority interests shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as U.S. or international does not correspond to the earnings shown in the following table:

--------------------------------------------------------------------------------
                                                 2000        1999       1998
                                              --------------------------------
United States (including exports)             $  1,544    $    463    $  1,388
International                                    1,903       1,227       1,225
                                              --------------------------------
                                              $  3,447    $  1,690    $  2,613
================================================================================

At December 31, 2000, unremitted earnings of subsidiaries outside the United States totaling $8,865 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 2000, the tax effect of such carryforwards approximated $151. Of this amount, $84 has no expiration date, $39 expires after 2000 but before 2005 and $28 expires after 2005.

54 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                     (Dollars in millions, except per share)

9. Discontinued Operations

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

Income from operations of discontinued business reflects Conoco's operations through September 30, 1998. Effective October 1, 1998, through August 6, 1999, Conoco's results are reported as part of gain on disposal of discontinued business, and include gains recognized by the company from completion of the Conoco exchange offer in 1999 and the IPO in 1998. For 1999, gain on disposal of discontinued business is $7,471 and includes income from Conoco's operations of $165. The gain on the exchange offer of $7,306 results from the difference between the market value and the carrying value of the Conoco Class B common shares, less direct expenses. The company did not recognize a deferred tax liability for the difference between the book basis and tax basis of its investment in Conoco's common stock because this basis difference was not subject to tax. For 1998 gain on disposal of discontinued business is $2,439. This includes a loss from Conoco's operations of $147 (after a tax benefit of $116) and reflects one-time charges of $164; principally $127 for compensation expense for options granted by Conoco in substitution for DuPont options held by Conoco employees, $69 for employee separation costs and property impairments, partially offset by $32 of asset sales. In addition, net gain from sale of stock by subsidiary includes charges of $40 that are a direct result of the decision to divest Conoco. Also, 1998 results of income from operations of discontinued business includes a $31 tax benefit related to the sale of an international subsidiary, partly offset by a $28 litigation accrual in the United States.

-----------------------------------------------------------------------------
Income from operations of
discontinued business                                                1998/1/
-----------------------------------------------------------------------------

Net sales                                                          $14,446
Income before income taxes and
   minority interests/2/                                               921
Provision for income taxes                                             311
Minority interests                                                      16
Income from operations,                                            --------
   net of income taxes                                             $   594
=============================================================================
1    Nine months ended September 30, 1998.
2 Includes net interest expense allocation (based on the ratio of net assets of discontinued operations to consolidated net assets plus debt) of $240.

----------------------------------------------------------------------------
Gain on disposal of discontinued business              1999/1/       1998/2/
----------------------------------------------------------------------------

Net sales                                             $12,015      $ 4,737
Income (loss) before income taxes and
minority interests/3/                                     453        (308)
Provision (benefit) for income taxes                      164        (116)
Minority interests                                        124         (45)
                                                      ----------------------
Income (loss) from operations, net of income
taxes                                                     165        (147)
Net gain from exchange offer                            7,306            -
Net gain from sale of stock by subsidiary                   -        2,586
                                                      ----------------------
Gain on disposal of discontinued business,
   net of income taxes                                $ 7,471      $ 2,439
============================================================================
1  Through August 6, 1999.
2  Three months ended December 31, 1998.
3 Includes interest expense allocation (based on specific debt to be assumed) of $93 for both 1999 and 1998. Conoco repaid this debt in second quarter 1999.

10. Extraordinary Charge from Early Extinguishment of Debt

In September 1998 the company redeemed various outstanding notes and debentures with an aggregate principal value of $1,633. The extraordinary charge of $201, net of a tax benefit of $74, principally represents call premium and unamortized discount. The effective income tax rate of 26.9 percent reflects the mix of U.S. and international operations.

                                                                       DUPONT 55

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

11. Earnings Per Share of Common Stock

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The numerator for both income from continuing operations and net income is reduced by preferred dividends of $10. For diluted earnings per share, the numerator is adjusted to recognize reduced share of earnings assuming options in subsidiary company stock are exercised if the effect of this adjustment is dilutive. For 1998 this effect was anti-dilutive. The denominator is based on the following weighted-average number of common shares and includes the additional common shares that would have been outstanding if potentially dilutive common shares had been issued:

--------------------------------------------------------------------------------
                                 2000              1999            1998
                           -----------------------------------------------------
Basic                        1,043,358,416    1,084,537,228    1,128,826,525
Diluted                      1,051,042,524    1,097,970,329    1,145,347,028
================================================================================

Average stock options of 29,814,855, 4,453,930 and 5,527,629 are not included in the diluted earnings per share calculation for the years 2000, 1999 and 1998, respectively.

Shares held by the Flexitrust and treasury stock are not considered as outstanding in computing the weighted-average number of common shares. See Notes 23 and 24.

12. Accounts and Notes Receivable

--------------------------------------------------------------------------------
December 31                                           2000             1999
--------------------------------------------------------------------------------
Trade--net of allowances of $175 in 2000
   and $177 in 1999                                  $3,634           $4,509
Miscellaneous                                           918              809
                                                     ---------------------------
                                                     $4,552           $5,318
================================================================================

Accounts and notes receivable are carried at amounts that approximate fair value and include $150 for 2000 and $146 for 1999 due from equity affiliates.

In 2000 the company entered into a program to sell an interest in a revolving pool of its trade accounts receivable. Proceeds received were $610 and have been reflected as a reduction of accounts receivable. Expenses incurred in connection with the sale of the interest totaled $16 and are included in other income. Miscellaneous receivables at December 31, 2000, include an overcollateralization of $149 provided for under terms of the program.

13. Inventories

--------------------------------------------------------------------------------
December 31                                           2000             1999
--------------------------------------------------------------------------------
Finished products                                    $2,818           $3,322
Semifinished products                                 1,504            1,518
Raw materials and supplies                              907              823
                                                   -----------------------------
Total                                                 5,229            5,663
Less: Adjustment of inventories to a
last-in, first-out (LIFO) basis                         571              606
                                                   -----------------------------
                                                     $4,658           $5,057
================================================================================

Inventory values before LIFO adjustment are generally determined by the average cost method, which approximates current cost. Excluding Pioneer, inventories valued under the LIFO method comprised 81 percent and 80 percent of consolidated inventories before LIFO adjustment at December 31, 2000 and 1999, respectively. Pioneer inventories of $913 and $1,637 at December 31, 2000 and 1999, respectively, were valued under the FIFO method. In accordance with purchase accounting rules, these inventories included an adjustment above Pioneer's pre-acquisition historical cost so that they were reported at estimated fair market value, of which $140 and $757 remained in inventory at December 31, 2000 and 1999, respectively.

14. Property, Plant and Equipment

--------------------------------------------------------------------------------
December 31                                           2000             1999
--------------------------------------------------------------------------------
Buildings                                           $ 4,380          $ 4,622
Equipment                                            28,417           28,764
Land                                                    484              494
Construction                                          1,369            1,536
                                                  ------------------------------
                                                    $34,650          $35,416
================================================================================

Property, plant and equipment includes gross assets acquired under capital leases of $141 and $146 at December 31, 2000 and 1999, respectively; related amounts included in accumulated depreciation were $60 and $57 at December 31, 2000 and 1999, respectively.

15. Goodwill and Other Intangible Assets

--------------------------------------------------------------------------------
December 31                                           2000             1999
--------------------------------------------------------------------------------

Goodwill - net of accumulated amortization
   of $234 in 2000 and $106 in 1999                  $3,935           $3,900
Intangible assets - net of accumulated
   amortization of $724 in 2000 and $394 in 1999      4,430            4,824
                                                   -----------------------------
                                                     $8,365           $8,724
================================================================================

56 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

The company's 1999 acquisitions of the Herberts coatings business and the approximately 80 percent of Pioneer not previously owned resulted in a significant amount of goodwill and other intangible assets, principally purchased technology. With respect to Pioneer, goodwill in the amount of $2,724 is being amortized over 40 years, and other intangible assets of $2,140 are being amortized over periods ranging from 10 to 40 years. With respect to Herberts, goodwill in the amount of $775 is being amortized over 20 years and purchased technology of $65 is being amortized over 7 years.

16. Summarized Financial Information for Affiliated Companies

Summarized combined financial information for affiliated companies for which the equity method of accounting is used (see Note 1, Basis of Consolidation) is shown on a 100 percent basis. The most significant of these affiliates at December 31, 2000, are DuPont Dow Elastomers LLC, DuPont Teijin Films and DuPont SA, all of which are owned 50 percent by DuPont. Dividends received from equity affiliates were $180 in 2000, $168 in 1999 and $239 in 1998.

------------------------------------------------------------------------------
                                               Year Ended December 31
                                        --------------------------------------
Results of operations                      2000         1999/1/     1998/2/
------------------------------------------------------------------------------
Sales/3/                                  $7,615       $6,512      $8,656
Earnings before income taxes                 728          400         863
Net income                                   620          249         689
                                        --------------------------------------
DuPont's equity in earnings of
affiliates
   Partnerships/4/                        $  153       $  114      $  162
   Corporate joint ventures (after
   income taxes)                             136           21         116
                                        -------------------------------------
                                          $  289       $  135      $  278
=============================================================================

1 Effective October 1, 1999, DuPont purchased the remaining 80 percent interest in Pioneer and results are fully consolidated.
2 Effective July 1, 1998, DuPont purchased Merck's 50 percent interest in DuPont Merck and results are fully consolidated. Effective November 5, 1998, substantially all of DuPont's 50 percent interest in CONSOL Energy Inc. was sold.
3 Includes sales to DuPont of $884 in 2000, $572 in 1999 and $614 in 1998. 4 Income taxes are reflected in the company's provision for income tax.

------------------------------------------------------------------------------
Financial position at December 31                        2000       1999
------------------------------------------------------------------------------
Current assets                                          $4,267     $3,241
Noncurrent assets                                        5,610      3,658
                                                      ------------------------
   Total assets                                         $9,877     $6,899
                                                      ------------------------
Short-term borrowings*                                  $1,112     $1,293
Other current liabilities                                1,934      1,424
Long-term borrowings*                                    1,256        802
Other long-term liabilities                                763        174
                                                      ------------------------
   Total liabilities                                    $5,065     $3,693
                                                      ------------------------
DuPont's investment in affiliates
   (includes advances)                                  $2,206     $1,459
==============================================================================

* DuPont's pro rata interest in total borrowings was $1,134 in 2000 and $1,013 in 1999 of which $834 in 2000 and $464 in 1999 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 28.

17. Other Assets

------------------------------------------------------------------------------
December 31                                              2000       1999
------------------------------------------------------------------------------
Prepaid pension cost                                    $1,843     $1,452
Investment securities                                      215        565
Deferred income taxes (see Note 8)                         462        463
Miscellaneous                                              497        590
                                                      ------------------------
                                                        $3,017     $3,070
==============================================================================

Investment securities include those securities for which market values are not readily available of $105 and $54 at December 31, 2000 and 1999, respectively; these securities are carried at cost. Investment securities also include securities classified as available-for-sale as follows:

------------------------------------------------------------------------------
December 31                                               2000       1999
------------------------------------------------------------------------------
Cost                                                      $ 66      $ 425
Gross unrealized gains                                      53        129
Gross unrealized losses                                     (9)       (43)
                                                      ------------------------
Fair value                                                $110      $ 511
==============================================================================

The aggregate excess of fair value over cost for available-for-sale securities is included as a separate component of stockholders' equity. Gains or losses realized upon sale are included in income. Losses are also included in income when a decline in market value is deemed to be other than temporary. During 2000 proceeds from the sale of equity securities totaled $220, with gross realized gains of $195. In addition, the company had gross realized losses of $342 in 2000.

DUPONT 57

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

18. Accounts Payable

------------------------------------------------------------------------------
December 31                                              2000       1999
------------------------------------------------------------------------------
Trade                                                   $1,900     $1,844
Payables to banks                                          237        181
Compensation awards                                        191        180
Miscellaneous                                              403        575
                                                      ------------------------
                                                        $2,731     $2,780
==============================================================================

Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts shown above approximate fair value because of the short-term maturity of these obligations.

19. Short-Term Borrowings and Capital Lease Obligations

------------------------------------------------------------------------------
December 31                                              2000       1999
------------------------------------------------------------------------------
Commercial paper                                        $2,461     $3,457
Non-U.S. bank borrowings                                   297        267
Medium-term notes payable within one year/1/               459        779
Long-term borrowings payable within one year                 -        300
6.25% Swiss franc notes due 2000/2/                          -        103
Industrial development bonds payable on demand              26         26
Capital lease obligations                                    4          9
                                                      ------------------------
                                                        $3,247     $4,941
==============================================================================

1 The company entered into interest rate swap agreements with a notional amount of $400. Over the remaining term of the notes the company will receive fixed payments equivalent to the underlying debt and pay floating payments based on U.S. dollar LIBOR. The fair value of the swaps at December 31, 2000 was not material.
2 Represents notes denominated as 150 million Swiss francs with a 6.25 percent Swiss franc fixed interest rate. Concurrent with the issuance of these notes, the company entered into an interest and principal currency swap that effectively established a $103 fixed principal amount with a 6.9 percent U.S. dollar fixed interest rate.

The estimated fair value of the company's short-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $3,200 and $5,000 at December 31, 2000 and 1999, respectively. The change in estimated fair value in 2000 was primarily due to changes in short-term borrowing levels.

Unused short-term bank credit lines were approximately $4,300 and $5,300 at December 31, 2000 and 1999, respectively. These lines support short-term industrial development bonds, a portion of the company's commercial paper program and other borrowings.

The weighted-average interest rate on short-term borrowings outstanding at December 31, 2000 and 1999, was 6.8 percent and 6.0 percent, respectively.

20. Other Accrued Liabilities

------------------------------------------------------------------------------
December 31                                              2000       1999
------------------------------------------------------------------------------
Payroll and other employee-related costs                $  676     $  760
Accrued postretirement benefits cost (see Note 26)         381        361
Miscellaneous                                            1,970      2,027
                                                      ------------------------
                                                        $3,027     $3,148
==============================================================================

21. Long-Term Borrowings and Capital Lease Obligations

------------------------------------------------------------------------------
December 31                                              2000       1999
------------------------------------------------------------------------------
U.S. dollar:
   Industrial development bonds due
   2007-2029                                            $  332     $  336
   Medium-term notes due 2002-2048/1, 2/                   642        635
   6.50% notes due 2002                                    499        499
   6.75% notes due 2002                                    300        300
   8.00% notes due 2002                                    251        251
   8.50% notes due 2003/3/                                 140        140
   6.75% notes due 2004                                    998        997
   8.13% notes due 2004                                    331        331
   8.25% notes due 2006                                    282        282
   6.75% notes due 2007                                    499        499
   5.88% notes due 2009/2/                                 398        398
   6.88% notes due 2009                                    988        987
   8.25% debentures due 2022/2/                             49         49
   7.95% debentures due 2023/2/                             38         38
   6.50% debentures due 2028                               298        298
   7.50% debentures due 2033/2/                             23         23
Other loans (various currencies)
   due 2002-2009                                           536        492
Capital lease obligations                                   54         70
                                                      ------------------------
                                                        $6,658     $6,625
==============================================================================

58 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

1 Average interest rates at December 31, 2000 and 1999, were 6.3 percent for both years.
2 The company entered into interest rate swap agreements with a notional amount totaling $560. Over the remaining term of the notes and debentures the company will receive fixed payments equivalent to the underlying debt and pay floating payments based on U.S. dollar LIBOR or commercial paper rates. The fair value of the swaps at December 31, 2000, was not material and at December 31, 1999, was ($36).
3 The company entered into an interest rate swaption agreement that gave the counterparty the one-time option to put the company into an interest rate swap with a notional amount of $140 where the company over the remaining term of the notes would receive fixed payments equivalent to the underlying notes and pay floating payments equivalent to commercial paper. The premium received from the counterparty is being amortized to income using the effective interest method over the remaining maturity of the notes. The fair value of the swaption at December 31, 1999, was not material. The swaption expired unexercised in 2000.

Average interest rates on industrial development bonds and on other loans (various currencies) were 6.1 percent and 6.2 percent, respectively, at December 31, 2000, and 6.0 percent and 6.4 percent, respectively, at December 31, 1999.

Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 2001, are $1,238, $409, $1,410 and $257 for the years 2002, 2003, 2004 and 2005, respectively.

The estimated fair value of the company's long-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities was $6,700 and $6,600 at December 31, 2000 and 1999, respectively. The change in estimated fair value in 2000 was primarily due to changes in interest rates.

22. Other Liabilities

------------------------------------------------------------------------------
December 31                                              2000       1999
------------------------------------------------------------------------------
Accrued postretirement benefits cost (see Note 26)      $5,376     $5,470
Reserves for employee-related costs                      1,128      1,149
Miscellaneous                                            1,225      1,253
                                                      ------------------------
                                                        $7,729     $7,872
==============================================================================

23. Stockholders' Equity

In both 1997 and 1998, the company's Board of Directors approved programs to purchase and retire up to 20 million shares of DuPont common stock to offset dilution from shares issued under compensation programs. In July 2000 the Board of Directors approved an increase in the number of shares remaining to be purchased under the 1998 program from about 16 million shares to the total number of shares of DuPont common stock which can be purchased for $2,500. The remaining purchases are not limited to those needed to offset dilution from shares issued under compensation programs. Shares purchased were 9.5 million shares for $462 in 2000, 8.8 million shares for $690 in 1999, and 12.8 million shares for $769 in 1998. The company also received $65 in 1998 in final settlement of shares purchased in 1997. Accordingly the 1997 program has been completed and $2,288 in purchases remain under the current authorization.

In connection with the stock repurchase plan, the company has entered into privately negotiated forward equity purchase agreements with a financial institution. As of December 31, 2000, the company has the right to purchase up to approximately 6.2 million shares of DuPont common stock from the financial institution in 2001 at a weighted average price of about $42 per share. The company, at its election, can settle these agreements by delivery of shares on a net basis.

In August 1999 DuPont shareholders tendered 147,980,872 shares of DuPont common stock in exchange for Conoco Class B shares. The company also bought back 8 million shares for $646 from non-U.S. persons who were not eligible to participate in the tender offer. These shares were held as treasury shares. In October 1999 the company issued 68,612,135 treasury shares as part of the cash and stock acquisition of the remaining 80 percent interest in Pioneer. Also in October 1999, 327,310 treasury shares were issued as part of the cash and stock acquisition of worldwide intellectual property rights from ImaRx.

Additional paid-in capital (compensation plans) includes $61, $85 and $66 at December 31, 2000, 1999 and 1998, respectively, related to amounts accrued for variable options.

Shares held by the Flexitrust are used to satisfy existing employee compensation and benefit programs.

                                                                       DUPONT 59

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

Set forth below is a reconciliation of common stock share activity for the three years ended December 31, 2000:

--------------------------------------------------------------------------------
Shares of common stock                                       Held In
                                                --------------------------------
                                  Issued           Flexitrust         Treasury
--------------------------------------------------------------------------------
Balance January 1, 1998       1,152,762,128       (23,245,747)                -
--------------------------------------------------------------------------------
Businesses acquired                  72,326
Issued                                              9,077,880           333,862
Treasury stock
   Acquisition                                                      (12,814,162)
   Retirement                   (12,480,300)                         12,480,300
--------------------------------------------------------------------------------
Balance December 31, 1998     1,140,354,154       (14,167,867)                -
--------------------------------------------------------------------------------
Issued                                              6,825,622
Treasury stock
   Acquisition                                                     (156,820,872)
   Businesses acquired                                               68,939,445
   Retirement                      (840,000)                            840,000
--------------------------------------------------------------------------------
Balance December 31, 1999     1,139,514,154        (7,342,245)      (87,041,427)
--------------------------------------------------------------------------------
Issued                                              3,741,046
Treasury stock
   Acquisition                                                       (9,540,800)
   Retirement                    (9,540,800)                          9,540,800
--------------------------------------------------------------------------------
Balance December 31, 2000     1,129,973,354        (3,601,199)      (87,041,427)
================================================================================

The pretax, tax and after-tax effects of the components of other comprehensive income (loss) are shown below:

--------------------------------------------------------------------------------
Other comprehensive income (loss)               Pretax       Tax       After-tax
                                              ----------------------------------
2000
Cumulative translation adjustment               $ (38)      $   -       $ (38)
Minimum pension liability
adjustment                                          7          (3)          4
Net unrealized losses on securities
   Unrealized losses arising in
2000                                             (187)         76        (111)
   Reclassification adjustments for
     net losses realized in 2000                  145         (55)         90
                                              ----------------------------------
                                                  (42)         21         (21)
                                              ----------------------------------
Other comprehensive income (loss)               $ (73)      $  18       $ (55)
                                              ----------------------------------
1999
Cumulative translation adjustment               $ 172       $   -       $ 172
Minimum pension liability
adjustment                                         83          (7)         76
Net unrealized gains on securities                 86         (35)         51
                                              ----------------------------------
Other comprehensive income (loss)               $ 341       $ (42)      $ 299
                                              ----------------------------------

1998
Cumulative translation adjustment               $ (23)      $   -       $ (23)
Minimum pension liability adjustment             (193)         81        (112)
                                              ----------------------------------
Other comprehensive income (loss)               $(216)      $  81       $(135)
================================================================================

Balances of related after-tax components comprising accumulated other comprehensive income (loss) are summarized below:

--------------------------------------------------------------------------------
December 31                                      2000        1999        1998
--------------------------------------------------------------------------------
Foreign currency translation adjustment         $ (42)      $  (4)      $(176)
Minimum pension liability adjustment             (176)       (180)       (256)*
Net unrealized gains on securities                 30          51           -
                                              ----------------------------------
                                                $(188)      $(133)      $(432)
================================================================================
 *Includes $79 for Conoco.

24. Compensation Plans

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

60 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

The maximum number of shares that may be subject to option for any consecutive five-year period is 72 million shares. Subject to this limit, additional shares that may have been made subject to options were 45,583,953 for 2000, 57,203,985 for 1999 and 60,949,492 for 1998.

Under the DuPont Stock Performance Plan, awards granted to key employees in 2001 consisted of 11,749,625 fixed options to acquire DuPont common stock at the market price ($43.25 per share) on the date of grant. These options vest over a three-year period and, except for the last six months of the 10-year option term, are exercisable when the market price of DuPont common stock exceeds the option grant price by 20 percent.

The following table summarizes activity for fixed and variable options for the last three years:

--------------------------------------------------------------------------------
                                 Fixed                    Variable
                        --------------------------------------------------------
                           Number     Weighted-     Number       Weighted-
                             of        Average        of          Average
                           Shares       Price       Shares         Price
--------------------------------------------------------------------------------
January 1, 1998          61,209,874     $35.58     4,831,300      $52.66
--------------------------------------------------------------------------------
Granted                   5,697,539     $59.96       101,000      $64.90
Reclassified              2,387,650     $52.51    (2,387,650)     $52.51
Exercised                 8,345,303     $33.70             -           -
Forfeited/1/              8,786,328     $39.74       629,800      $52.50
--------------------------------------------------------------------------------
December 31, 1998        52,163,432     $38.62     1,914,850      $53.55
--------------------------------------------------------------------------------
Granted/2/                8,683,066     $49.59             -           -
Exercised                 6,337,300     $29.42             -           -
Forfeited                   342,176     $48.87             -           -
--------------------------------------------------------------------------------
December 31, 1999        54,167,022     $41.39     1,914,850      $53.55
--------------------------------------------------------------------------------
Granted/3/               14,587,726     $48.97
Exercised                 3,004,920     $24.80
Forfeited                 1,104,730     $55.22        52,950      $53.07
--------------------------------------------------------------------------------
December 31, 2000        64,645,098     $43.64     1,861,900      $53.56
================================================================================

1    Includes both forfeitures and those options cancelled as part of the Conoco
     IPO.
2 Includes options granted in exchange for outstanding vested options under Pioneer's employee stock option plan.
3 Includes 8,304,800 options related to a one-time stock option grant to certain Pioneer employees.

Options exercisable and weighted-average exercise prices at the end of the last three years and the weighted-average fair values of options granted are as follows:

--------------------------------------------------------------------------------
                                          2000            1999          1998
                                     -------------------------------------------
Fixed Options:
   Number of shares at year-end        44,945,610     45,117,694     47,462,223
   Weighted-avg. price at
   year-end                                $40.29         $38.20         $36.54
   Weighted-avg. fair value of
     options granted during year           $13.40         $19.44         $14.30
--------------------------------------------------------------------------------
Variable Options:
   Number of shares at year-end                 -              -              -
   Weighted-avg. price at year-end              -              -              -
   Weighted-avg. fair value of
     options granted during year                -              -         $15.79
================================================================================

The fair value of options granted is calculated using the Black-Scholes option pricing model. Assumptions used were as follows:

--------------------------------------------------------------------------------
                             2000              1999               1998
                       ---------------------------------------------------------
                         Fixed   Variable  Fixed   Variable  Fixed    Variable
                       ---------------------------------------------------------
Dividend yield            3.0%      -       3.2%      -       2.1%       2.1%
Volatility               25.4%      -      23.4%      -      19.8%      19.9%
Risk-free
   interest rate          6.1%      -       5.3%      -       5.5%       5.6%
Expected life
   (years)                6.2       -       5.3       -       5.7        5.8
================================================================================

The following table summarizes information concerning currently outstanding and exercisable options:

--------------------------------------------------------------------------------
                               Exercise     Exercise     Exercise     Exercise
                                 Price        Price        Price        Price
                                  $18.00-      $27.75-       $42.25-     $63.56-
December 31, 2000                 $27.00       $41.63        $63.38      $82.09
--------------------------------------------------------------------------------
Fixed Options
   Options outstanding         10,545,228   20,536,323   32,473,512    1,090,035
   Weighted-avg. remaining
     contractual life (years)         1.8          6.6          7.1          7.6
   Weighted-avg. price             $22.33       $35.04       $54.97       $74.25
   Options exercisable         10,545,228   12,173,584   22,001,166      225,632
   Weighted-avg. price             $22.33       $31.12       $53.64       $73.13
--------------------------------------------------------------------------------
Variable Options
   Options outstanding                  -            -    1,773,900       88,000
   Weighted-avg. remaining
     contractual life (years)           -            -          6.1          6.9
   Weighted-avg. price                  -            -       $52.79       $69.07
   Options exercisable                  -            -            -            -
   Weighted-avg. price                  -            -            -            -
================================================================================

                                                                       DUPONT 61

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for fixed options. SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in 1995. The company has elected not to adopt the optional recognition provisions of SFAS No. 123. In addition, certain majority-owned subsidiaries of the company grant options to their respective employees under APB Opinion No. 25 and have elected not to adopt SFAS No. 123. The following table sets forth pro forma information as if the company had adopted these recognition provisions. The pro forma disclosures are not representative of the effects on net income and earnings per share in future years.

--------------------------------------------------------------------------------
Pro forma net income and
earnings per share                           2000          1999          1998
--------------------------------------------------------------------------------
Net income
   As reported                              $2,314        $7,690        $4,480
   Pro forma                                $2,217        $7,683        $4,584
Earnings per share -- basic
   As reported                              $ 2.21        $ 7.08        $ 3.96
   Pro forma                                $ 2.12        $ 7.08        $ 4.05
Earnings per share -- diluted
   As reported                              $ 2.19        $ 6.99        $ 3.90
   Pro forma                                $ 2.10        $ 6.99        $ 3.99
================================================================================

Compensation expense (benefit) recognized in income for stock-based employee compensation awards was $(27) for 2000, $71 ($53 excluding Conoco) for 1999 and $174 ($15 excluding Conoco) for 1998.

Awards under the company's Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, with consideration being given to the ability to succeed to more important managerial responsibility. Such awards were $186 for 2000, $188 for 1999 and $182 for 1998. Amounts credited to the Variable Compensation Fund are dependent on company earnings and are subject to maximum limits as defined by the plan. The amounts credited to the fund were $189 in 2000, $180 in 1999 and $188 in 1998. Awards made and amounts credited under the Variable Compensation Plan for 2000 relate solely to employees of continuing operations. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 1,296,125 shares of common stock are awaiting delivery from awards for 2000 and prior years.


25. Investment Activities

On October 1, 1999, the company acquired the approximately 80 percent of Pioneer Hi-Bred International not previously owned by the company for $7,684 consisting of $3,419 cash payments for the purchase of Pioneer common shares, $4,154 representing the fair value of 68,612,135 shares of DuPont common stock issued in exchange for Pioneer common shares, $81 representing 80 percent of the fair value of options to purchase DuPont common stock issued in exchange for the outstanding vested options to purchase Pioneer common stock under Pioneer's employee stock option plan, and direct acquisition costs and expenses of $30. The business of Pioneer is the broad application of the science of genetics. Pioneer develops, produces and markets hybrids of corn, sorghum and sunflowers; varieties of soybeans, alfalfa, wheat and canola; and microorganisms useful in crop and livestock production.

The acquisition has been accounted for as a purchase. The final allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values is as follows: current assets $2,176; noncurrent assets $5,590; in-process research and development $2,175; current liabilities $954; long term borrowings $163; other liabilities $287; deferred income taxes $847; and minority interests $6. Noncurrent assets includes $2,724 of goodwill, which is being amortized over 40 years.

On February 26, 1999, the company purchased the Herberts coatings business from Hoechst AG for a cash payment of $1,588, acquisition related costs of $10, and assumed debt of $113. For accounting purposes, the acquisition has been treated as a purchase. The allocation of purchase price is as follows: current assets $720; noncurrent assets $1,504; in-process research and development $64; and assumed liabilities $690. Noncurrent assets include $775 of goodwill, which is being amortized over 20 years.

62 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

Assumed liabilities include $51 in employee separation costs and $12 in other exit costs pursuant to a restructuring plan the company began to formulate as of the acquisition date. Through December 31, 2000, nearly all of the planned 1,300 employee terminations have occurred as manufacturing facilities were shut down and other business activities were reorganized. About $43 in employee separation costs have been charged against the related liability. The remaining reserve balances for terminations and other exit costs are $9 at December 31, 2000.

The company purchased Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company on July 1, 1998, for a cash payment of $2,586. As part of the purchase, the company agreed to indemnify Merck for certain liabilities that may arise from events that occurred during Merck's tenure as a general partner (see Note 28). In addition, related costs of $8 were incurred. The company now operates as DuPont Pharmaceuticals Company. For accounting purposes, the acquisition has been treated as a purchase. The allocation of purchase price is as follows: other current assets $275; noncurrent assets $1,371; in-process research and development $1,230; and liabilities $282. Noncurrent assets includes $30 of goodwill, which is being amortized over 20 years.

The company purchased ICI's global polyester films business on January 31, 1998, for a cash payment of $647; in addition, related costs of $5 were incurred and liabilities of $110 were assumed, including $54 in employee separation costs and $6 in other costs pursuant to an exit plan the company began to formulate as of the acquisition date. For accounting purposes, the acquisition has been treated as a purchase. The allocation of purchase price is as follows: current assets $62; noncurrent assets $650; and in-process research and development $50. Noncurrent assets includes $76 of goodwill, which is being amortized over 20 years. On December 31, 1999, this business was part of the assets contributed by DuPont to form a joint venture with Teijin Limited.

Note 5 provides information on purchased in-process research and development in connection with the Pioneer, Herberts, ICI and DuPont Merck transactions.

Proceeds from sales of assets in 2000 were $703 and principally included $220 from sale of investment securities, $153 from a sale of a portion of the company's interest in DuPont Photomasks, and $138 from sale of various transportation and construction equipment. Proceeds from sales of assets in 1999 included $537 related to the formation of the DuPont Teijin films joint venture. In 1998 proceeds from sales of assets principally included $500 from the sale of substantially all of DuPont's 50 percent interest in CONSOL Energy Inc., $279 from the sale of the global hydrogen peroxide business and $86 from the sale of the printing and publishing businesses.

26. Pensions and Other Postretirement Benefits

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

DUPONT 63

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                     (Dollars in millions, except per share)

Summarized information on the company's postretirement plans is as follows:
--------------------------------------------------------------------------------
                                    Pension Benefits       Other Benefits
                                   ----------------------------------------
                                     2000      1999       2000        1999
                                   ----------------------------------------
Change in Benefit Obligation
Benefit obligation at
   beginning of year               $17,719    $19,271    $ 4,627    $ 4,765
Service cost                           340        412         50         60
Interest cost                        1,243      1,192        344        305
Plan participants'
   contributions                        14         16         34         32
Actuarial (gain) loss                   35     (2,336)       488       (199)
Foreign currency exchange
   rate changes                       (248)      (194)        (2)         3
Benefits paid                       (1,329)    (1,347)      (415)      (393)
Amendments                               -         57          -          6
Business combinations                    -        611          -         48
Divestiture                            (18)        (1)         -          -
Special termination benefits             7         38          -          -
                                   ----------------------------------------
Benefit obligation at end
   of year                         $17,763    $17,719    $ 5,126    $ 4,627
                                   ========================================
Change in Plan Assets
Fair value of plan assets
   at beginning of year            $21,861    $19,829    $     -    $     -
Actual return on
   plan assets                          85      3,091          -          -
Foreign currency exchange
   rate changes                       (186)      (125)         -          -
Employer contributions                 182        175        381        361
Plan participants'
   contributions                        14         16         34         32
Benefits paid                       (1,329)    (1,347)      (415)      (393)
Retiree health care pension
   assets transfer                    (305)      (264)         -          -
Business combinations                    -        479          -          -
Divestiture                             (8)         7          -          -
                                   ----------------------------------------
Fair value of plan assets
   at end of year                  $20,314    $21,861    $     -    $     -
                                   ========================================
Funded status                      $ 2,551    $ 4,142    $(5,126)   $(4,627)
Unrecognized prior
   service cost                        514        574       (595)      (671)
Unrecognized actuarial
   (gain) loss                      (1,689)    (3,559)       (36)      (533)
Unrecognized transition asset         (324)      (475)         -          -
                                   ----------------------------------------
Net amount recognized              $ 1,052    $   682    $(5,757)   $(5,831)
                                   ========================================
Amounts recognized in the
statement of financial
position consist of:

Prepaid (accrued) benefit
   cost                            $ 1,179    $   770    $(5,757)   $(5,831)
Accrued benefit liability             (448)      (422)         -          -
Intangible asset                        35         41          -          -
Accumulated other
   comprehensive income                286        293          -          -
                                   ----------------------------------------
Net amount recognized              $ 1,052    $   682    $(5,757)   $(5,831)
                                   ========================================

--------------------------------------------------------------------------------
Weighted-average                     Pension Benefits      Other Benefits
assumptions as of                   ----------------------------------------
December 31                           2000      1999       2000       1999
                                    ----------------------------------------

Discount rate                         7.75%      7.75%      7.75%      7.75%
Expected return on plan
    assets                             9.5%       9.0%         -          -
Rate of compensation increase          5.0%       5.0%       5.0%       5.0%
================================================================================

The above assumptions are for U.S. plans only. For non-U.S. plans, no one of which was material, assumptions reflect economic assumptions applicable to each country.

The assumed health care trend rates used in determining other benefits at December 31, 2000, are 7.5 percent decreasing gradually to 5 percent in 2004. At December 31, 1999, such rates were 7.5 percent decreasing gradually to 4 percent in 2004.

------------------------------------------------------------------------------------
Components of                Pension Benefits                 Other Benefits
Net Periodic          --------------------------------------------------------------
Benefit Cost            2000      1999        1998       2000      1999       1998
                      --------------------------------------------------------------

Service cost          $   340    $   412    $   355    $    50    $    60    $    61
Interest cost           1,243      1,192      1,121        344        305        310
Expected return
   on plan assets      (1,902)    (1,719)    (1,581)         -          -          -
Amortization of
   transition asset      (151)      (150)      (150)         -          -          -
Amortization of
   unrecognized
   (gain) loss            (52)        49         56        (10)        (6)       (25)
Amortization of
   prior service
   cost                    53         50         53        (75)       (75)       (65)
Curtailment/
   settlement loss          4          2          6          -          -          -
                      --------------------------------------------------------------
Net periodic
   benefit cost
   (credit)           $  (465)   $  (164)   $  (140)   $   309    $   284    $   281
====================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are $1,514, $1,246 and $229, respectively, as of December 31, 2000, and $1,497, $1,163 and $165 respectively, as of December 31, 1999. U.S.
pension assets consist principally of common stocks, including 9,912,753 shares of DuPont at December 31, 2000, and U.S. government obligations.

Assumed health care cost trend rates have a significant effect on the amount reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

64 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                     (Dollars in millions, except per share)

--------------------------------------------------------------------------------
                                                1-Percentage      1-Percentage
                                               Point Increase    Point Decrease
                                               --------------------------------
Effect on total of service
and interest cost components                       $  44             $ (36)
Effect on postretirement
   benefit obligation                               $443             $(371)
================================================================================

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

In addition, the company from time to time will enter into forward exchange contracts to establish with certainty the functional currency amount of future firm commitments denominated in another currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. At December 31, 2000, the fair value of open forward exchange contracts designated as hedges of firm foreign currency commitments was not material. Forward exchange contracts are also used from time to time to manage near-term foreign currency cash requirements and, from time to time, to place foreign currency deposits and marketable securities investments into currencies offering favorable returns. Net cash inflow (outflow) from settlement of forward exchange contracts was $139, $(73) and $(31) for the years 2000, 1999 and 1998, respectively.

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

Interest Rate Risk

The company primarily uses interest rate swaps as part of its program to manage the interest rate mix of the total debt portfolio and related overall cost of borrowing.

Interest rate swaps involve the exchange of fixed for floating rate interest payments that are fully integrated with underlying fixed-rate bonds or notes to effectively convert fixed rate debt into floating rate debt based on LIBOR or commercial paper rates.

At December 31, 2000, the company had entered into interest rate swap agreements totaling a notional amount of $960 whereby the company, over the remaining term of the underlying note, will receive a fixed rate payment equivalent to the fixed interest rate of the underlying note, and pay a floating rate of interest that is based on three- or six-month U.S. dollar LIBOR or commercial

                                                                       DUPONT 65

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                     (Dollars in millions, except per share)

paper rates. The fair value of the swaps at December 31, 2000, was not material.

Interest rate financial instruments did not have a material effect on the company's overall cost of borrowing at December 31, 2000 and 1999.

See also Notes 19 and 21 for additional descriptions of interest rate financial instruments.

Summary of Outstanding Derivative Financial Instruments

Set forth below is a summary of the notional amounts, estimated fair values and carrying amounts of outstanding financial instruments at December 31, 2000 and 1999.

Notional amounts represent the face amount of the contractual arrangements and are not a measure of market or credit exposure. Estimated fair value of forward exchange contracts is based on market prices for contracts of comparable time to maturity. Carrying amounts represent the receivable (payable) recorded in the Consolidated Balance Sheet. See also Notes 12, 17, 18, 19 and 21 for fair values and carrying amounts of other financial instruments.


Notional Amount, Estimated Fair Value and Carrying Amount of Outstanding Derivative Financial Instruments

--------------------------------------------------------------------------------
                                 Notional      Estimated     Carrying
Type of instrument                Amount      Fair Value      Amount
--------------------------------------------------------------------------------
Forward exchange contracts
   December 31, 2000              $3,682       $    6        $   10
                1999              $4,873       $  (17)       $  (19)
================================================================================

Estimated fair values shown above only represent the value of the hedge component of these transactions, and thus are not indicative of the fair value of the company's overall hedged position. The estimated fair value of the company's total debt portfolio, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $9,900 and $11,600 at December 31, 2000, and 1999, respectively.

Commodity Price Risk

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on certain raw material purchases. In addition, Pioneer enters into exchange-traded derivative commodity instruments to hedge the commodity price risk associated with compensating growers. The fair value of outstanding derivative commodity instruments at December 31, 2000 and 1999, was not material.


28. Commitments and Contingent Liabilities

The company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $238, $188, $163, $130 and $115 for the years 2001, 2002, 2003, 2004 and 2005, respectively, and $406 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $8. In connection with certain of these leased facilities the company has residual value guarantees in the amount of $192 at December 31, 2000. Rental expense under operating leases was $221 in 2000, $198 in 1999 and $214 in 1998.

In June 1997 DuPont formed alliances with Computer Sciences Corporation (CSC) and Accenture LLP (formerly Andersen Consulting). CSC operates a majority of DuPont's global information systems and technology infrastructure and provides selected applications and software services. Accenture provides information systems solutions designed to enhance DuPont's manufacturing, marketing, distribution and customer service. The total dollar value of the contracts is in excess of $4,000 over 10 years. Minimum payments due under the contracts are:
$175, $167, $160, $156 and $150 for the years 2001, 2002, 2003, 2004 and 2005, respectively, and a total of $216 thereafter.

The company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

The company is subject to various lawsuits and claims with respect to such matters as product liabilities, governmental regulations and other actions arising out of the normal course of business. In the opinion of company counsel considerable uncertainty exists with respect to the outcome of this litigation, therefore the effect on future financial results is not subject to reasonable estimation. While ultimate liabilities resulting from such lawsuits and claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the consolidated financial position or liquidity of the company.

66 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     (Dollars in millions, except per share)

DuPont has been served with several hundred lawsuits in connection with the 1991 stop-sale and recall of DuPont(TM) Benlate(R) 50 DF fungicide; approximately 120 cases are pending. The majority of these lawsuits were filed by growers who allege plant damage from using Benlate(R) 50 DF and have been disposed of by trial, settlement or dismissal. However, certain plaintiffs who previously settled with the company have filed cases alleging fraud and other misconduct relating to the litigation and settlement of Benlate(R) 50 DF claims. DuPont believes that Benlate(R) 50 DF did not cause the damages alleged in these cases and denies the allegations of fraud and misconduct. DuPont intends to defend itself in these cases. DuPont and other major defendants have been served with lawsuits, including several class actions, which claim damages from allegedly defective plumbing systems made with polybutylene pipe and acetal fittings. In the fourth quarter of 1995, the company settled two of the class actions limiting its liability to 10 percent of the cost of repairing the allegedly defective plumbing systems up to a total company payout of $120. Other lawsuits, including the unsettled class actions, are pending in several states and Canada. The related liability for each of these matters included in the Consolidated Balance Sheet is not reduced by the amount of any expected insurance recoveries. Adverse changes in estimates for such liabilities could result in additional future charges.

Pioneer is involved in several lawsuits, both as plaintiff and defendant, concerning intellectual property rights related to corn and soybean products. If the outcome of these lawsuits is adverse to Pioneer, it may be significant to Pioneer's results of operations in the period recognized, but management anticipates that the ultimate outcome of these lawsuits will not have a material adverse effect on the company's consolidated financial position or liquidity.

The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 1. At December 31, 2000, such accrued liabilities amounted to $408 and, in management's opinion, were appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event that future remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized but management does not anticipate that they will have a material adverse effect on the consolidated financial position or liquidity of the company.

The company has directly or indirectly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 2000, the company had directly guaranteed $942 and indirectly guaranteed $7 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees.

As part of the company's purchase of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company, the company agreed to indemnify Merck for certain liabilities that may arise from events that occurred during Merck's tenure as general partner. As this contingency is resolved and if additional consideration is paid, the amount of such payments will be recorded as additional cost of the acquired business and will increase the amount of goodwill recorded for this acquisition. Amounts paid under the indemnity were not material.

In addition, the company has historically guaranteed certain obligations and liabilities of Conoco Inc., its subsidiaries and affiliates. The company has guaranteed $972, plus interest, of the financial obligations of Conoco as well as certain nonfinancial performance obligations. Conoco has indemnified the company for any liabilities the company may incur pursuant to these guarantees. The Restructuring, Transfer and Separation Agreement between DuPont and Conoco requires Conoco to use its best efforts to have Conoco, or any of its subsidiaries, substitute for DuPont as guarantor.

In connection with the separation from DuPont, Conoco and DuPont entered into a tax sharing agreement. Several matters under the tax sharing agreement are currently in dispute between Conoco and DuPont. Among other things, Conoco claims that DuPont owes Conoco in excess of $250 pursuant to the tax sharing agreement. DuPont disputes that it owes this amount and believes that any settlement of the dispute will not be material to its financial position, liquidity or the gain on disposal of discontinued business. This matter is in arbitration and a hearing is not expected until 2002.

                                                                       DUPONT 67

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                     (Dollars in millions, except per share)

29. Geographic Information

------------------------------------------------------------------------------------------------------
                                          2000                    1999                     1998
                                     Net         Net         Net         Net          Net        Net
                                    Sales*    Property      Sales*    Property      Sales*    Property
                                   -------------------------------------------------------------------
North America
   United States                   $14,509     $ 8,887     $13,656     $ 8,977     $13,075     $ 8,454
   Canada                            1,074         538         989         482         881         459
   Mexico                              581         165         500         146         421         117
   Other                                76         151         114         150          93         135
                                   -------------------------------------------------------------------
     Total                          16,240       9,741      15,259       9,755      14,470       9,165
Europe, Middle East and Africa
   Germany                           1,716         641       1,743         733       1,450         388
   France                              986         181         979         228         904         181
   United Kingdom                      783         721         960         965         988       1,078
   Italy                               915          29         884          29         902           5
   Other                             2,474       1,232       2,598       1,275       2,108       1,188
                                   -------------------------------------------------------------------
     Total                           6,874       2,804       7,164       3,230       6,352       2,840
Asia Pacific
   Japan                             1,023          78         928         138         820         159
   Taiwan                              809         680         690         769         591         707
   China                               487         142         361         146         398         208
   Singapore                           134         345         112         379          86         635
   Other                             1,506         126       1,393         197         947         244
                                   -------------------------------------------------------------------
     Total                           3,959       1,371       3,484       1,629       2,842       1,953
South America
   Brazil                              686         123         594         105         659          83
   Other                               509         143         417         152         444          90
                                   -------------------------------------------------------------------
     Total                           1,195         266       1,011         257       1,103         173
                                   -------------------------------------------------------------------
Total                              $28,268     $14,182     $26,918     $14,871     $24,767     $14,131
======================================================================================================

* Sales are attributed to countries based on location of customer.

30. Industry Segment Information

The company's strategic business units (operating segments) are organized by product line. For purposes of SFAS No. 131, these have been aggregated into nine reportable segments including Agriculture & Nutrition, Nylon Enterprise, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Pioneer, Polyester Enterprise, Specialty Fibers and Specialty Polymers. The company groups the results of its nonaligned businesses and embryonic businesses under Other. Major products by segment include: Agriculture & Nutrition (herbicides, fungicides, insecticides, soy protein and value-enhanced grains); Nylon Enterprise (flooring systems, textiles, industrial fibers and intermediates); Performance Coatings & Polymers (automotive finishes, engineering polymers and elastomers); Pharmaceuticals (prescription pharmaceuticals and radiopharmaceuticals); Pigments & Chemicals (white pigment and mineral products, specialty chemicals and fluorochemicals); Pioneer (hybrid seed corn and soybean seed); Polyester Enterprise (Dacron(R) polyester, high-performance films and resins and intermediates); Specialty Fibers (Lycra(R) elastane, nonwovens and aramids); and Specialty Polymers (photopolymers, electronic materials, packaging and industrial polymers, Corian(R) solid surfaces and fluoropolymers). The company operates globally in substantially all of its product lines. The company's sales are not materially dependent on a single customer or small group of customers. The Performance Coatings & Polymers, Pharmaceuticals and Nylon Enterprise segments have several large customers in their respective industries that are important to these segments' operating results.

68 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                     (Dollars in millions, except per share)

In general, the accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Exceptions are noted as follows and are shown in the reconciliations below. Prior years' data have been reclassified to reflect the 2000 organizational structure. Sales include pro rata equity affiliate sales and intersegment transfers. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products. After-tax operating income does not include corporate expenses, interest and exchange gains (losses). Segment net assets measures net working capital, net permanent investment and other noncurrent operating assets and liabilities of the segment. Affiliate net assets (pro rata share) excludes borrowings and other long-term liabilities. Depreciation and amortization includes depreciation on research and development facilities and amortization of goodwill and other intangible assets, excluding write-down of assets discussed in Note 6. Expenditures for long-lived assets excludes investments in affiliates and includes payments for property, plant and equipment as part of business acquisitions. See Note 25 for discussion of strategic acquisitions in the segments.


                                        Agriculture            Performance              Pigments
                                             &        Nylon     Coatings &   Pharma-       &                    Polyester  Specialty
                                         Nutrition  Enterprise   Polymers   ceuticals   Chemicals    Pioneer   Enterprise    Fibers
                                         -------------------------------------------------------------------------------------------

2000
Total Segment Sales                       $ 2,511     $ 4,554     $ 6,485    $ 1,487     $ 3,907     $ 1,938     $ 2,533     $ 3,452
Intersegment Transfers                          -          31           4          -         262           -          51          73

After-Tax Operating Income/2/                 189         328         674         89         714        (195)         73         690
Depreciation and Amortization                 142         239         245        138         185         335         132         227
Equity in Earnings of Affiliates              (13)         41          67          -           3           -          23          28
Provision for Income Taxes                    (43)        190         426         (2)        342         (62)         30         325

Segment Net Assets                          3,021       3,298       4,158      2,054       1,693       6,817       2,752       2,669
Affiliate Net Assets                          145         854         615         34          44           -       1,337         176
Expenditures for Long-Lived Assets            154         312         208        114         166         112          43         233
====================================================================================================================================
1999
Total Segment Sales                       $ 2,592     $ 4,487     $ 6,111    $ 1,630     $ 3,660     $   427     $ 2,649     $ 3,448
Intersegment Transfers                          -          35          10          -         237           -         187          80

After-Tax Operating Income/3/                 159          63         582        230         634      (2,313)       (119)        732
Depreciation and Amortization                 142         241         225        121         190          85         226         229
Equity in Earnings of Affiliates                2          43          60          -           2          20         (13)         28
Provision for Income Taxes                    (71)        220         416        132         317         (56)        (40)        361

Segment Net Assets                          3,228       3,004       4,060      1,941       1,814       7,937       2,679       2,735
Affiliate Net Assets                          123         572         404         31          63           -         770         135
Expenditures for Long-Lived Assets            262         377         759        101         144         786         126         251
====================================================================================================================================
1998
Total Segment Sales                       $ 2,787     $ 4,594     $ 4,563    $ 1,156     $ 3,659     $   369     $ 2,797     $ 3,296
Intersegment Transfers                          -          39           9          -         228           -         175          86

After-Tax Operating Income/4/                 252         244         508       (668)        574           5        (228)        659
Depreciation and Amortization                 133         236         149         60         232           -         252         230
Equity in Earnings of Affiliates                2          35          16         77          (3)          8          (1)         25
Provision for Income Taxes                     43         189         302       (317)        335           6         (80)        363

Segment Net Assets                          3,067       3,077       2,214      1,843       1,737       1,008       3,142       2,574
Affiliate Net Assets                          170         551         281         23          62         999         174         134
Expenditures for Long-Lived Assets            214         493         229        655         189           -         706         361
====================================================================================================================================


                                         Specialty
                                          Polymers      Other    Total/1/
                                          -------------------------------
2000
Total Segment Sales                       $ 4,508     $   456     $31,831
Intersegment Transfers                        196          25         642

After-Tax Operating Income/2/                 713        (174)      3,101
Depreciation and Amortization                 175          36       1,854
Equity in Earnings of Affiliates               41           8         198
Provision for Income Taxes                    391        (109)      1,488

Segment Net Assets                          2,374         280      29,116
Affiliate Net Assets                          266         145       3,616
Expenditures for Long-Lived Assets            243         123       1,708
=========================================================================

1999
Total Segment Sales                       $ 4,255     $   481     $29,740
Intersegment Transfers                        152          32         733

After-Tax Operating Income/3/                 668         246         882
Depreciation and Amortization                 172          60       1,691
Equity in Earnings of Affiliates               27          (4)        165
Provision for Income Taxes                    365         150       1,794

Segment Net Assets                          2,330         538      30,266
Affiliate Net Assets                          248           -       2,346
Expenditures for Long-Lived Assets            270         125       3,201
=========================================================================

1998
Total Segment Sales                       $ 4,040     $   542     $27,803
Intersegment Transfers                        155          37         729

After-Tax Operating Income/4/                 596         188       2,130
Depreciation and Amortization                 165          68       1,525
Equity in Earnings of Affiliates               12          81         252
Provision for Income Taxes                    356          91       1,288

Segment Net Assets                          2,167         278      21,107
Affiliate Net Assets                          237           -       2,631
Expenditures for Long-Lived Assets            264         137       3,248
=========================================================================

                                                                       DUPONT 69

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                     (Dollars in millions, except per share)

 1 A reconciliation of the totals reported for the operating segments to the applicable line items on the consolidated financial statements is as follows:

Segment Sales to Total Sales
--------------------------------------------------------------------------------
                                               2000         1999         1998
                                             ----------------------------------
Total Segment Sales                          $ 31,831     $ 29,740     $ 27,803
Elimination of Intersegment
Transactions                                     (642)        (733)        (729)
Elimination of Equity Affiliate Sales          (2,927)      (2,092)      (2,263)
Miscellaneous                                       6            3          (44)
                                             ----------------------------------
   Total Sales                               $ 28,268     $ 26,918     $ 24,767
================================================================================

After-Tax Operating Income to Income from Continuing Operations
--------------------------------------------------------------------------------
                                                2000         1999        1998
                                             ----------------------------------
Total Segment ATOI                           $  3,101     $    882     $  2,130
Interest and Exchange Gains (Losses)             (493)        (362)/a/     (292)
Corporate Expenses                               (294)/b/      (301)       (190)
                                             ----------------------------------
   Income from Continuing Operations         $  2,314     $    219     $  1,648
================================================================================

a Includes a charge of $81 on forward exchange contracts to lock in the U.S. dollar cost of the Herberts acquisition partly offset by a $49 benefit related to recalculation of interest on federal tax refunds and tax liabilities.
b Includes a nonoperating gain of $19 on issuance of stock by an affiliate. This represents the increase in the company's equity investment in DuPont Photomasks that resulted from the issuance by DuPont Photomasks of additional shares to unrelated parties at a price in excess of book value.

Segment Net Assets to Total Assets
--------------------------------------------------------------------------------
                                                2000         1999         1998
                                             ----------------------------------
Total Segment Net Assets                     $ 29,116     $ 30,266     $ 21,107
Corporate Assets                                5,603        5,173        4,756
Liabilities included in Net Assets              4,707        5,338        4,256
Net Assets of Discontinued Operations               -            -        8,417
                                             ----------------------------------
   Total Assets                              $ 39,426     $ 40,777     $ 38,536
================================================================================

Other Items
--------------------------------------------------------------------------------
                                             Segment                Consolidated
                                              Totals    Adjustments    Totals
                                             ----------------------------------
2000
Depreciation and Amortization                $  1,854     $      6     $  1,860
Equity in Earnings of Affiliates                  198           91          289
Provision for Income Taxes                      1,488         (416)       1,072
Affiliate Net Assets                            3,616       (1,410)       2,206
Expenditures for Long-Lived
   Assets                                       1,708          226        1,934

1999
Depreciation and Amortization                $  1,691     $     (1)    $  1,690
Equity in Earnings of Affiliates                  165          (30)         135
Provision for Income Taxes                      1,794         (384)       1,410
Affiliate Net Assets                            2,346         (887)       1,459
Expenditures for Long-Lived
   Assets                                       3,201          177        3,378

1998
Depreciation and Amortization                $  1,525     $     35     $  1,560
Equity in Earnings of Affiliates                  252           26          278
Provision for Income Taxes                      1,288         (347)         941
Affiliate Net Assets                            2,631         (835)       1,796
Expenditures for Long-Lived
   Assets                                       3,248          135        3,383
================================================================================

2 Includes the following (charges) benefits:
--------------------------------------------------------------------------------
Agriculture & Nutrition /a b/                                          $    (56)
Nylon Enterprise /a c/                                                       27
Performance Coatings & Polymers /a d/                                       (59)
Pharmaceuticals /e/                                                         (44)
Pigments & Chemicals /f/                                                     (1)
Pioneer /g/                                                                (301)
Polyester Enterprise /a/                                                      4
Other /h/                                                                  (153)
                                                                       --------
                                                                       $   (583)
================================================================================

a Includes a net benefit of $15 resulting from changes in estimates related to prior restructuring activities as follows: Agriculture & Nutrition - $6; Nylon Enterprise - $3; Performance Coatings & Polymers - $2; and Polyester Enterprise - $4.

b Includes a charge of $62 to increase the company's reserve for Benlate(R)50 DF fungicide litigation.

c Includes a $24 gain related to formation of a 50/50 global joint venture with Sabanci for industrial nylon.

d Includes a charge of $61 related to employee separation costs for about 1,000 employees within Performance Coatings, the shutdown of related manufacturing facilities, and other exit costs.

e    Includes a charge of $44 to establish a litigation reserve.

f Includes a charge of $17 resulting from restructuring manufacturing operations at the Chambers Works site, offset by a gain of $16 attributable to the sale of the company's interest in a Mexican affiliate.

70 DUPONT

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                     (Dollars in millions, except per share)

g Includes a noncash charge of $379 resulting from the sale of acquired Pioneer inventories, a charge of $42 for accrued post-employment costs for Pioneer employees, partly offset by a $109 gain resulting from the sale by Pioneer of certain equity securities classified as available-for-sale, and a credit of $11 to reduce the preliminary allocation of purchase price to purchased in-process research and development.

h Includes a noncash charge of $215 to write down the company's investment in WebMD to estimated fair market value and to write off warrants returned to WebMD in connection with terminating the company's 1999 health care collaboration agreement, partly offset by a gain of $62 resulting from the sale of stock that reduced the company's ownership interest in DuPont Photomasks.

3 Includes the following (charges) benefits:
--------------------------------------------------------------------------------
Agriculture & Nutrition /a b/                                           $  (105)
Nylon Enterprise /a c/                                                     (326)
Performance Coatings & Polymers /a d/                                       (63)
Pharmaceuticals /a e/                                                       (33)
Pigments & Chemicals /a/                                                      1
Pioneer /f/                                                              (2,213)
Polyester Enterprise /a g/                                                  (80)
Specialty Fibers /a/                                                          1
Specialty Polymers /a/                                                        2
Other /a h/                                                                 224
                                                                        -------
                                                                        $(2,592)
================================================================================

a Includes a net benefit of $47 resulting from changes in estimates related to restructuring and divestiture activities as follows: Agriculture & Nutrition - $2; Nylon Enterprise - $11; Performance Coatings & Polymers - $1; Pharmaceuticals - $3; Pigments & Chemicals - $1; Polyester Enterprise - $10; Specialty Fibers - $1; Specialty Polymers - $2; and Other - $16.

b Includes a charge of $107 attributable to employee separation costs, shutdown of various manufacturing facilities and the write-off of an intangible asset resulting from the loss of exclusive product marketing rights.

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

h Includes a $208 gain associated with exchanging the company's investment in WebMD for Healtheon/WebMD.

4 Includes the following (charges) benefits:
--------------------------------------------------------------------------------
Agriculture & Nutrition /a/                                             $   (73)
Nylon Enterprise /b/                                                       (162)
Performance Coatings & Polymers /b/                                         (17)
Pharmaceuticals /c/                                                        (853)
Pigments & Chemicals /b/                                                     (4)
Polyester Enterprise /d/                                                   (221)
Specialty Fibers /b/                                                         (3)
Specialty Polymers /b/                                                      (10)
Other /e/                                                                    78
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

                                                                       DUPONT 71

                            QUARTERLY FINANCIAL DATA

                     (Dollars in millions, except per share)

------------------------------------------------------------------------------------------------------------------
Quarter Ended                                    March 31          June 30       September 30      December 31
------------------------------------------------------------------------------------------------------------------
2000
Sales                                           $   7,593        $   7,914        $    6,445        $   6,316
Cost of Goods Sold and Other Expenses/1/            6,481            6,857             5,779            5,857
Net Income                                            803/2/           688/3/            562/4/           261/5/
Basic Earnings Per Share of Common Stock/6/           .76              .66               .54              .25
Diluted Earnings Per Share of Common Stock/6/         .76              .65               .53              .25
Dividends Per Share of Common Stock                   .35              .35               .35              .35
Market Price of Common Stock/7/
   High                                                74               63 5/8            50 11/16         49 7/8
   Low                                                 45 1/16          43 1/8            38 3/16          39 5/8
------------------------------------------------------------------------------------------------------------------
1999
Sales                                           $   6,295        $   7,024        $    6,459        $   7,140
Cost of Goods Sold and Other Expenses/1/            5,141            5,858             6,087            8,581
Income (Loss) from Continuing Operations              628/8/           846/9/            181/10/       (1,436)/11/
Income from Discontinued Operations                    35               71             7,349               16
Net Income (Loss)                                     663              917             7,530           (1,420)
Basic Earnings Per Share of Common Stock/6/
   Income (Loss) from Continuing Operations           .55              .75               .17            (1.38)
   Income from Discontinued Operations                .04              .06              7.08              .02
   Net Income (Loss)                                  .59              .81              7.25            (1.36)
Diluted Earnings Per Share of Common Stock/6/
   Income (Loss) from Continuing Operations           .55              .74               .17            (1.38)
   Income from Discontinued Operations                .03              .06              6.98              .02
   Net Income (Loss)                                  .58              .80              7.15            (1.36)
Dividends Per Share of Common Stock                   .35              .35               .35              .35
Market Price of Common Stock/7/
   High                                                60 1/8           75 3/16           75 1/16          69 7/16
   Low                                                 50 1/16          57 3/16           58               58 1/16
==================================================================================================================

1    Excludes interest expense and nonoperating items.

2 Includes a net charge of $95 ($.09 per share-diluted) reflecting: a noncash charge of $215 resulting from the sale of acquired Pioneer inventories; a gain of $109 from sale of available-for-sale securities; and a gain of $11 to revise a prior estimate for the 1999 write-off of acquired in-process research and development.

3 Includes a net charge of $261 ($.25 per share-diluted) reflecting: a noncash charge of $138 resulting from the sale of acquired Pioneer inventories; a charge of $62 to increase the company's reserve for Benlate(R) 50 DF fungicide litigation; and a charge of $61 related to employee separation costs and shutdown of manufacturing facilities.

4 Includes a net benefit of $25 ($.02 per share-diluted) reflecting: a gain of $81 on the sale of DuPont Photomasks stock; a charge of $55 related to Pioneer post-employment costs and finalization of purchase accounting; a charge of $17 related to restructuring manufacturing operations; and a gain of $16 from the sale of DuPont's interest in an affiliate.

5 Includes a net charge of $233 ($.22 per share-diluted) reflecting: a noncash charge of $215 relating to the WebMD investment write-down and warrant write-off; a charge of $44 to establish a litigation reserve in Pharmaceuticals; a noncash charge of $13 resulting from the sales of Pioneer inventories; a gain of $24 related to formation of a global 50/50 industrial nylon joint venture with Sabanci; and a gain of $15 related to changes in restructuring activity estimates.

6 Earnings per share for the year may not equal the sum of quarterly earnings per share due to changes in average share calculations.

7    As reported on the New York Stock Exchange, Inc. Composite Transactions
     Tape.

8 Includes a charge of $121 ($.11 per share-diluted) reflecting a loss of $81 on forward exchange contracts and a charge of $40 associated with acquired in-process research and development.

9 Includes a charge of $40 ($.04 per share-diluted) related to employee separation costs within the Polyester Enterprise.

10 Includes a net charge of $444 ($.42 per share-diluted) related to impairment charges and restructuring activities within Nylon Enterprise and Agriculture & Nutrition.

11 Includes a net charge of $2,019 ($1.93 per share-diluted) principally reflecting a charge of $2,186 to write off acquired in-process research and development relating to the Pioneer acquisition partly offset by a $208 gain associated with exchanging the company's investment in WebMD for Healtheon/WebMD.

72 DUPONT

                        FIVE-YEAR FINANCIAL REVIEW /1/
                        ------------------------------
                    (Dollars in millions, except per share)

-------------------------------------------------------------------------------------------------------------------------------
                                                           2000           1999           1998            1997           1996
                                                         ----------------------------------------------------------------------
Summary of Operations
Sales                                                    $ 28,268       $ 26,918       $ 24,767        $ 24,089       $ 23,644
Income from Continuing Operations Before Income Taxes
   and Minority Interests                                $  3,447       $  1,690       $  2,613        $  2,829       $  4,387
Provision for Income Taxes                               $  1,072       $  1,410       $    941        $  1,354       $  1,416
Income from Continuing Operations                        $  2,314       $    219       $  1,648        $  1,432       $  2,931
Income from Discontinued Operations                      $      -       $  7,471       $  3,033        $    973       $    705
Net Income                                               $  2,314       $  7,690       $  4,681/2/     $  2,405       $  3,636
                                                         ----------------------------------------------------------------------
Basic Earnings Per Share of Common Stock
   Income from Continuing Operations                     $   2.21       $   0.19       $   1.45        $   1.26       $   2.60
   Income from Discontinued Operations                   $      -       $   6.89       $   2.69        $   0.86       $   0.63
   Net Income                                            $   2.21       $   7.08       $   4.14/2/     $   2.12       $   3.23
Diluted Earnings Per Share of Common Stock
   Income from Continuing Operations/3/                  $   2.19       $   0.19       $   1.43        $   1.24       $   2.56
   Income from Discontinued Operations                   $      -       $   6.80       $   2.65        $   0.84       $   0.62
   Net Income                                            $   2.19       $   6.99       $   4.08/2/     $   2.08       $   3.18
                                                         ----------------------------------------------------------------------
Financial Position at Year End
Working Capital                                          $  2,401       $  1,425       $ (2,374)       $ (2,110)      $     15
Total Assets                                             $ 39,426       $ 40,777       $ 38,536        $ 36,689       $ 32,342
Borrowings and Capital Lease Obligations
   Short Term                                            $  3,247       $  4,941       $  6,629        $  6,152       $  3,907
   Long Term                                             $  6,658       $  6,625       $  4,495        $  5,897       $  5,052
Stockholders' Equity                                     $ 13,299       $ 12,875       $ 13,954        $ 11,270       $ 10,593
                                                         ----------------------------------------------------------------------
General
For the Year
   Capital Expenditures                                  $  2,022       $  6,988/4/    $  5,480/4/     $  7,075/4/    $  1,783
   Depreciation                                          $  1,415       $  1,444       $  1,452        $  1,361       $  1,526
   Research and Development Expense/5/                   $  1,776       $  1,617       $  1,308        $  1,072       $    990
     As Percent of Sales                                      6.3%           6.0%           5.3%            4.5%           4.2%
Average Number of Shares (millions)
   Basic                                                    1,043          1,085          1,129           1,131          1,121
   Diluted                                                  1,051          1,098          1,145           1,150          1,140
Dividends Per Common Share                               $   1.40       $   1.40       $  1.365        $   1.23       $  1.115
Common Stock Prices
   High                                                  $     74       $     75 3/16  $     84 7/16   $     69 3/4   $     49 11/16

   Low                                                   $     38 3/16  $     50 1/16  $     51 11/16  $     46 3/8   $     34 13/16

   Year-End Close                                        $     48 5/16  $     65 7/8   $     53 1/16   $     60 1/16  $     47 1/16
At Year End
   Employees (thousands)/6/                                    93             94            101              98             97
   Common Stockholders of Record (thousands)                  132            140            145             154            158
   Book Value Per Common Share                           $  12.57       $  12.09       $  12.18        $   9.77       $   9.19
====================================================================================================================================

1 See Management's Discussion and Analysis, Consolidated Financial Statements and Quarterly Financial Data for information relating to significant items affecting the results of operations and financial position.
2    Before extraordinary item (Note 10).
3 Earnings from continuing operations before one-time items--diluted were $2.73, $2.58, $2.55, $2.70 and $2.61 for the years 2000, 1999, 1998, 1997 and 1996, respectively.
4    Includes strategic acquisitions.
5    Excludes purchased in-process research and development.
6    Includes employees of discontinued operations prior to 1999.

DUPONT 73