Form 10-K, Exhibit 13
period 2001-12-31
DUPONT E I DE NEMOURS & CO
filed 2002-03-21
CIK 30554

                                                                      Exhibit 13

                      Management's Discussion and Analysis

     This review and discussion of financial performance should be read in conjunction with the consolidated financial statements (pages 43-75).


ANALYSIS OF CONTINUING OPERATIONS

SALES

Consolidated sales in 2001 were $24.7 billion, $3.5 billion or 13 percent below 2000, reflecting 9 percent lower volume, 2 percent lower U.S. dollar selling prices and a 2 percent reduction due to portfolio changes. Segment sales, which include the company's pro rata share of equity affiliate sales, were $27.7 billion, down $4.0 billion or 13 percent. Of this decrease, $850 million or 3 percent was attributable to portfolio changes, primarily resulting from the sale of DuPont Pharmaceuticals and disposition of certain Polyester businesses. Excluding these portfolio changes, worldwide sales declined 10 percent, reflecting 8 percent lower volume and 2 percent lower U.S. dollar selling prices. Volume declines were most significant in the Nylon, Specialty Polymers and Performance Coatings & Polymers segments. The Specialty Fibers, Agriculture & Nutrition and Polyester segments had the most significant downward impact on the worldwide price average. Currency fluctuations, which resulted in a stronger dollar during the year, reduced worldwide sales by 2 percent. Local prices declined 1 percent.

Segment sales into the U.S. region were down 17 percent, including a 4 percent impact from portfolio changes, 1 percent from lower prices and 12 percent from lower volume. Lower U.S. volume reflected significant declines in the Performance Coatings & Polymers, Specialty Polymers and Nylon segments. European region sales decreased 6 percent reflecting 2 percent lower U.S. dollar prices, 3 percent lower volume and a reduction of 1 percent due to portfolio changes. The net effect of currency fluctuations during the year reduced European sales by 3 percent. Sales into the Asia Pacific region were down 8 percent reflecting a 2 percent volume decline and 6 percent lower U.S. dollar prices.

Consolidated sales in 2000 were $28.3 billion, $1.4 billion or 5 percent above 1999. Of this increase, $1.1 billion or 4 percent was attributable to portfolio changes, primarily sales resulting from acquisition of Pioneer Hi-Bred International and the Herberts coatings business from Hoechst AG. The benefit of 2 percent higher volume was partly offset by 1 percent lower U.S. dollar prices. Segment sales were $31.7 billion, 7 percent above 1999. Of this increase, 6 percent was attributable to portfolio changes, primarily sales resulting from the Herberts and Pioneer acquisitions, 2 percent from higher volume and a 1 percent reduction due to lower U.S. dollar selling prices. Excluding portfolio changes, the Specialty Polymers, Pigments & Chemicals and Specialty Fibers segments had the most positive impact on volume. The Specialty Fibers, Agriculture & Nutrition and Performance Coatings & Polymers segments had the most significant downward impact on the worldwide price average. The decline in average worldwide U.S. dollar selling prices continued a trend that began in 1995, largely reflecting the currency impact of translating local country currencies into U.S. dollars. The net effect of currency fluctuations during the year reduced worldwide sales by 3 percent.

Segment sales into the U.S. region increased 4 percent, including 7 percent growth from portfolio changes, 1 percent higher prices and 4 percent lower volume. Lower U.S. volume principally reflected declines in the Pharmaceuticals, Polyester and Specialty Fibers segments. European region sales increased 3 percent reflecting 10 percent lower U.S. dollar prices, 5 percent higher volume and an 8 percent benefit from portfolio changes, principally Herberts. The net effect of currency fluctuations during the year reduced European sales by 12 percent. Sales into the Asia Pacific region grew 20 percent reflecting 13 percent volume growth, 3 percent higher U.S. dollar prices and a 4 percent benefit from portfolio changes.

A reconciliation of segment sales to consolidated sales for 2001, 2000 and 1999 is included in Note 32 to the consolidated financial statements.


EARNINGS

Net income for the year 2001 was $4,339 million compared with $2,314 million in 2000. Net income for 2001 includes an $11 million benefit from the adoption of a new accounting standard governing derivatives and hedging activities. The increase in 2001 net income principally reflects a $3,866 million after-tax gain recorded on the sale of DuPont Pharmaceuticals, partly offset by a decline in operating results of $1,852 million. Earnings per share on a diluted basis were $4.16 in 2001 versus $2.19 in 2000. These amounts include one-time items which were significant in both years. For 2001, one-time items, excluding the gain on the Pharmaceuticals sale, totaled a net charge of $789 million after-tax, principally for approximately 5,500 employee terminations, facility shutdowns and asset impairments. For 2000, one-time items totaled a net charge of $564 million, largely attributable to purchase accounting for Pioneer and a write-down to fair market value associated with an other-than-temporary decline in the market value of the company's investment in WebMD.


                          14 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


Diluted earnings per share excluding one-time items were $1.19 versus $2.73 in 2000, down 56 percent. Net income excluding one-time items was $1,251 million versus $2,878 million in 2000, down 57 percent. The favorable impact on earnings per share due to reduced average common shares outstanding in 2001 versus 2000 was less than 1 percent. After-tax operating income (ATOI) excluding one-time items decreased 49 percent reflecting lower sales volume and local selling prices, higher raw material costs and the negative currency impact of the stronger U.S. dollar. While ATOI excluding one-time items was lower across all segments, it remained positive in all but Polyester, which suffers from continuing overcapacity. The most significant negative impact on ATOI excluding one-time items stems from significantly lower sales volumes which resulted from the severity of the global economic downturn as well as from secular weaknesses affecting nylon and polyester in the apparel and textile industries.

A reconciliation of ATOI to Income from Continuing Operations for 2001, 2000 and 1999 is included in Note 32 to the consolidated financial statements.

Net income for the year 2000 was $2,314 million compared with $7,690 million in 1999. The decrease in net income principally reflects the absence of a $7,471 million after-tax gain recorded in 1999 on disposal of discontinued business (Conoco, the company's former energy subsidiary). Earnings per share on a diluted basis were $2.19 in 2000 versus $6.99 in 1999.

Income from continuing operations was $2,314 million or $2.19 per share in 2000, compared with $219 million or $.19 per share in 1999. These amounts include one-time items which were significant in both years. For 2000, one-time items totaled a net after-tax charge of $564 million, largely attributable to purchase accounting for Pioneer and a write-down of the company's investment in WebMD to fair market value. For 1999, one-time items resulted in a net after-tax charge of $2,624 million. The most significant of these were a write-off of in-process research and development in connection with the acquisition of Pioneer, charges for restructuring and asset write-downs in several segments and a gain recognized from the exchange of the company's investment in WebMD for Healtheon/WebMD.

Diluted earnings per share from continuing operations excluding one-time items were $2.73 in 2000 versus $2.58 in 1999, up 6 percent. Income from continuing operations excluding one-time items was $2,878 million in 2000 versus $2,843 million in 1999, up 1 percent. Earnings per share increased 6 percent primarily due to reduced average common shares outstanding in 2000 versus 1999. ATOI excluding one-time items increased 6 percent reflecting higher sales volume and local selling prices, partly offset by significantly higher raw material costs and the negative currency impact of the stronger U.S. dollar. The increased ownership in Pioneer for a full year in 2000 versus only the fourth quarter in 1999 increased ATOI excluding one-time items by $206 million.

Income tax expense and effective income tax rates were as follows:

                                                2001           2000           1999
                                                ----           ----           ----
Income tax expense (dollars in millions)      $  2,467       $  1,072       $  1,410

Effective income tax rate (EITR)                  36.0%          31.1%          83.4%
                                              ========       ========       ========

The 2001 EITR of 36 percent and the 2000 EITR of 31 percent were significantly lower than the 1999 EITR of 83 percent primarily due to the absence of the write-off of acquired in-process research and development in connection with the acquisition of Pioneer which reduced earnings with no tax effect in 1999. Excluding one-time items and related tax effects, the EITR was 32 percent in 2001, 2000 and 1999.


RESTRUCTURING ACTIVITIES

Restructuring programs were instituted in 2001 to further align resources consistent with the specific missions of the individual businesses in order to improve competitiveness, accelerate progress toward sustainable growth and address weakening economic conditions, particularly in the United States. Under the programs, the company will terminate approximately 5,500 employees involved in technical, manufacturing, marketing and administrative activities, reduce the contractor work force by about 1,300 and shut down operating facilities principally due to transferring production to more cost competitive facilities.

About 4,700 employees have been terminated as of December 31, 2001, and the additional employee terminations will be completed before July 2002. As a result of the 2001 programs, the 2002 benefit to earnings will be approximately $400 million before taxes with about 60 percent of these savings resulting in reduced Cost of Goods Sold and Other Operating Charges, about 30 percent reducing Selling, General and Administrative Expenses and the balance reducing Research and Development Expense. Facility shutdown and contract cancellations, which result in lower depreciation and lease expense, will contribute about $35 million of the total cost savings.


                          DuPont 2001 Annual Report 15

                      Management's Discussion and Analysis


In the aggregate, payments from operating cash flows to terminated employees and third parties for dismantlement and removal activities and contract terminations will total about $400 million. About $150 million of these cash outlays were made in 2001 and most of the remaining payments will be made in 2002. Additional details about these restructuring programs and initiatives implemented in prior years are contained in Note 6 to the consolidated financial statements.


NEW ACCOUNTING STANDARDS

In 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The company will adopt SFAS No. 142 on January 1, 2002. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized. A preliminary estimate of the annual amortization of goodwill and indefinite-lived intangible assets that will cease in 2002 as a result of adopting SFAS No. 142 is approximately $160 million after-tax. In addition, an initial (and annually thereafter) impairment test of these assets must be performed. In the initial test, if there is impairment, an adjustment must be recorded in net income as a cumulative effect of a change in accounting principle (net of tax). Impairment losses after the initial adoption impairment test will be recorded as part of income from continuing operations. The company has identified those reporting units with goodwill and is in the process of completing the first step of the initial goodwill impairment test required by SFAS No. 142.

In addition, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company will adopt SFAS No. 143 on January 1, 2003. The provisions of SFAS No. 143 require companies to record an asset and related liability for the costs associated with the retirement of a long-lived tangible asset if a legal liability to retire the asset exists. The company is in the process of analyzing the provisions of SFAS No. 143; however, the impact of adoption is not expected to have a significant impact on the company's financial condition, liquidity or results of operations.

The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The company will adopt SFAS No. 144 on January 1, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 retains the basic principles of SFAS No. 121 for long-lived assets to be disposed of by sale or held and used and broadens discontinued operations presentation to include a component of an entity that is held for sale or that has been disposed of. The adoption of SFAS No. 144 is not expected to have a material effect on net income.


SIGNIFICANT ACCOUNTING POLICIES

A summary of the company's significant accounting policies is included in Note 1 to the consolidated financial statements. Management believes that the application of these policies on a consistent basis enables the company to provide the users of the financial statements with useful and reliable information about the company's operating results and financial condition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Judgments and assessments of uncertainties are required in applying the company's accounting policies in many areas. For example, key assumptions are particularly important when determining the company's projected liabilities for pension and other postretirement employee benefits. Other areas in which significant uncertainties exist include, but are not limited to, projected costs to be incurred in connection with environmental and tax matters and the resolution of litigation. Actual results will inevitably differ to some extent from the estimates on which the company's consolidated financial statements are prepared at any given point in time. Despite these inherent limitations, management believes that the company's Management's Discussion and Analysis and audited financial statements provide a meaningful and fair perspective on the company.


CORPORATE OUTLOOK

The company expects the challenging global economic conditions of 2001 to continue into 2002 with recovery beginning in the second half of the year. The timing and strength of economic recovery will significantly influence the company's potential for earnings growth. The company's business plan calls for 2002 earnings per share, excluding one-time items, to exceed those of 2001 due, in part, to aggressive cost management and portfolio actions undertaken in 2001. Reduced amortization expense of about $160 million or $.16 per share will result from the adoption of


                          16 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


a new accounting standard in 2002. This is expected to be essentially offset by the impact of projected decreases in pension credits and increases in post-retirement benefit costs primarily resulting from a decline in the value of pension assets, lower discount rates and escalating health care costs. In addition, the ongoing impact of the economic turmoil in Argentina is not expected to have a material effect on the company's results of operations in 2002.

For the segments that comprise the chemicals and materials businesses, the company expects continuing recessionary pressures through at least the first quarter 2002 with stronger global economic activity in the second half of the year. Given the manufacturing sector's very low capacity utilization, it is expected that several quarters of demand growth may be needed to absorb capacity before industry pricing improves. The expected margin benefit from lower energy and raw material prices will likely be constrained by lower selling prices through much of 2002.

The Agriculture & Nutrition segment is operating principally in the difficult crop production sector of the U.S. farm economy. Earnings in 2002 are expected to be roughly similar to 2001 setting aside the impact of the new accounting standard governing amortization of goodwill and indefinite-lived intangible assets, which will benefit after-tax earnings by approximately $100 million.

The company expects the impact of restructuring activities along with ongoing work on productivity, product development and customer initiatives to reduce fixed costs. Cash proceeds from portfolio changes in 2001 will result in lower interest expense and fewer outstanding shares of common stock. Pharmaceutical segment earnings will improve significantly in 2002, reflecting income from the company's collaboration with Merck & Co. Inc. on Cozaar(R) (losartan potassium) and Hyzaar(R) (losartan potassium, hydrochlorothiazide) antihypertensive drugs, but without the substantial research and development and other costs which had been requisite for operation of DuPont Pharmaceuticals, sold in the fourth quarter of 2001 to Bristol-Myers Squibb.

The company's prospects for growth will be influenced most importantly by the following factors: 1) growth in global economies, particularly those in North America, Europe and Asia Pacific regions; 2) improving market conditions including profitability in the U.S. manufacturing sector and agricultural industry; 3) successful commercialization of new products arising from research and development; 4) stronger worldwide demand and stronger pricing for commodity chemicals and fibers; 5) changes facing the company's North American apparel business; and 6) recovery from the severe decline in the electronics and high-technology markets.

In summary, the company believes the actions it has taken, along with the other favorable factors described above, are likely to offset the macroeconomic challenges and other negative factors expected in 2002. Accordingly, the company expects 2002 earnings per share, excluding one-time items, to exceed those in 2001.


DISCONTINUED OPERATIONS

On September 28, 1998, the company announced that the Board of Directors had approved a plan to divest Conoco. On October 21, 1998, the company's interest in Conoco was reduced to 69.5 percent following an initial public offering of Conoco Class A common stock. On August 6, 1999, the company completed the planned divestiture through a tax-free split-off whereby the company exchanged its 436,543,573 shares of Conoco Class B common stock for 147,980,872 shares of DuPont common stock. The company also bought back 8 million shares for $646 million from non-U.S. persons who were not eligible to participate in the tender offer. The company's consolidated financial statements and notes report its former petroleum business as discontinued operations.

The 1999 gain on disposal of discontinued business reflects the company's share of Conoco's results of operations through August 6, 1999, and the $7,306 million gain recognized by the company from the completion of the split-off. The gain from the split-off results from the difference between the market value and the carrying value of the Conoco Class B common shares, less direct expenses.

In connection with the separation from DuPont, Conoco and DuPont entered into a tax sharing agreement. In November 2001 Conoco and DuPont settled all outstanding disputes arising under this agreement. This settlement was not material to the company's financial position, liquidity or the gain on disposal of discontinued business.


SEGMENT REVIEWS

Segment sales discussed below include pro rata equity affiliate sales and intersegment transfers. Segment ATOI does not include corporate expenses, interest, exchange gains (losses) and corporate minority interests. Prior years' data have been reclassified to reflect the 2001 organizational structure. The Agriculture & Nutrition segment now includes the Pioneer

                          DuPont 2001 Annual Report 17
business. The Specialty Fibers segment now includes the new Apparel & Textile Sciences strategic business unit, which comprises the former DuPont(TM) Lycra(R) business, nylon apparel and specialty textile businesses and the polyester branded specialties businesses.

In February 2002 the company announced the realignment of its businesses into five market- and technology-focused growth platforms and the creation of a DuPont Textiles & Interiors subsidiary. The disclosures contained in this report reflect the company's organizational structure that existed as of December 31, 2001.


AGRICULTURE & NUTRITION


[PLOT POINTS FOR BAR GRAPH]

                                                          ATOI BEFORE
        SALES                        ATOI               ONE TIME ITEMS
        ($ in Billions)         ($ in Millions)         ($ in Millions)
2001               4.3                     19                     244
2000               4.5                   (227)                    345
1999               3.0                 (1,952)                    158


See Segment Information (Note 32 to Financial Statements).


The mission of the Agriculture & Nutrition businesses - Crop Protection, Pioneer Hi-Bred International Inc. and Nutrition & Health - is to best satisfy the world's need for food and nutrition by transforming the ways renewable resources are grown, processed and distributed. In 2001 these businesses continued to make progress in restructuring operations to enhance productivity and capitalize on growth opportunities.

Crop Protection serves the production agriculture industry with products for the grain and specialty crop sectors as well as forestry and vegetation management. It includes global herbicide, fungicide and insecticide products and services. Crop Protection increased its focus on serving specialty markets such as fruits, vegetables and selected plantation crops by offering growers, shippers and processors broad solutions to their business issues.

Acceptance of recently launched Crop Protection products proceeded well in 2001. DuPont(TM) Steward(R) and DuPont(TM) Avaunt(TM), cotton, fruit, and vegetable insecticides, were well received in Asia Pacific, especially in India and Australia, and the United States. DuPont(TM) Lexus(R), a grass herbicide used in cereal crops in Europe, had strong sales. DuPont(TM) Steadfast(TM), a U.S. corn herbicide, was sold in bulk units as opposed to conventional packaging and was well received. Crop Protection is seeing the benefits of its research and development reengineering in terms of the quality of pipeline candidates and shorter discovery/development cycle times, thus ensuring that it can continue to bring farmers new products in a competitive market.

DuPont owns 100 percent of Pioneer Hi-Bred International Inc., the world's largest seed company. Pioneer's principal products are hybrid seed corn, soybean seed, and other crop seed lines sold to customers who grow these products for sale (as commodities or to special end-user markets), or for use in feeding livestock. Seed products used to produce grain for human food and industrial uses comprise significant and growing areas of focus for Pioneer. Pioneer works with entities throughout the crop value chain to develop grain identity preservation systems.

In 2001 Pioneer received full food and feed registration within the United States from the Environmental Protection Agency, Department of Agriculture and the Food and Drug Administration for the Herculex(TM) I Insect Protection trait, developed in a research collaboration between Pioneer and Dow AgroSciences.* The trait will give corn growers protection against more pests than other in-plant insect protection. Also in 2001, Monsanto Company and DuPont resolved, on mutually beneficial terms, the issues related to Monsanto's YieldGard(R) insect-protected corn trait used in Pioneer's corn hybrids.** Under these agreements, Pioneer will continue to offer Pioneer(R) brand corn hybrids with YieldGard(R) insect protection under a royalty-bearing license. In other court action, on December 10, 2001, the U.S. Supreme Court ruled in Pioneer's favor, affirming the ability to protect new and improved plants under the utility patent laws in addition to the plant patent laws.

During 2001 Pioneer(R) brand hybrids outperformed all competitive hybrids in North America in yield by an average of 7.1 bushels per acre based on 188,000 side-by-side comparisons. Growers producing Pioneer(R) brand corn hybrids won 26 of 27 categories in the 2001 National Corn Growers Association Corn Yield Contest, including one grower who broke the 400-bushel per acre mark for the first time in contest history. Strong product performance led to market share gains in Europe, Africa, Mexico and Latin America.

Nutrition & Health includes DuPont Protein Technologies and Qualicon Inc. DuPont Protein Technologies is a world leader in the research, manufacturing and marketing of isolated soy protein and soy fiber ingredients. In 2001 the business introduced the


*   Herculex(TM) is a trademark of Dow AgroSciences LLC.

** YieldGard(R) is a registered trademark of, and used under license from, Monsanto Company.


                          18 DuPont 2001 Annual Report

                    Management's Discussion and Analysis


DuPont(TM) Solae(TM) soy protein branding program to help consumers identify with a "good health seal" for good tasting and healthful soy protein in mainstream foods. The first product adopting the Solae(TM) brand was 8th Continent(TM) soymilk, the result of a joint venture between DuPont and General Mills. 8th Continent(TM) was launched successfully in July 2001 in selected U.S. markets. DuPont Protein Technologies also unveiled to food companies its new Solae(TM) consumer branded-ingredient soy protein program, which combines a line of soy protein ingredients with brand licensing and promotional support. Food and beverage products containing Solae(TM) were introduced by major food companies in several markets around the globe.

DuPont Protein Technologies acquired the Yun Meng Protein Company, Ltd. of Wuhan, China, manufacturers of high-quality soy protein isolate. This enables DuPont to meet the growing demand in Asian markets for nutritious and good tasting ingredients in the higher value food segments such as beverages, supplements and premium processed meat products. In 2001 the business also launched Basis(TM) brand, a full range of soy protein platforms that provide unique textures, fibers, and tastes emulating meat and poultry characteristics. These platforms can be applied in baking applications and in vegetarian-style products such as burgers, ground meats, fillets, poultry products, sausages and casseroles.

Qualicon is a world leader in food quality and safety. With a focus on molecular biology, Qualicon provides the best available diagnostics products to help food industry customers understand and control the microbial environment in their manufacturing processes and supply chains. Qualicon products include the BAX(R) screening system, an automated genetics-based system that provides highly sensitive and rapid detection of harmful microorganisms in food, water and environmental samples. The RiboPrinter(R) microbial characterization system is the world's only automated instrument for fingerprinting the DNA of bacteria. The system is emerging as a critical tool to address global health problems related to foodborne disease, antibiotic resistance and pharmaceutical quality assurance. The system's enhanced capability will allow it to identify and track a wide range of microorganisms of critical importance to food quality and safety, public health and pharmaceutical research.

2001 versus 2000 Sales of $4.3 billion were 3 percent lower, reflecting 2 percent lower prices and 1 percent lower volume. ATOI was $19 million compared with a loss of $227 million. ATOI before one-time items was $244 million versus $345 million, down 29 percent, reflecting significantly lower Crop Protection earnings due to lower sales and margins. This was partly offset by improved results in the Nutrition & Health businesses and Pioneer.

2000 versus 1999 Sales of $4.5 billion were 48 percent higher, principally reflecting increased ownership interest in Pioneer partly offset by 3 percent lower Crop Protection prices. ATOI was a loss of $227 million compared with a loss of $1,952 million. ATOI before one-time items was $345 million versus $158 million, principally reflecting a full year of Pioneer earnings versus the fourth quarter Pioneer seasonal losses included in 1999. Marginally higher Crop Protection earnings were more than offset by lower Nutrition & Health earnings. The latter was due to higher natural gas costs as well as planned higher research and development and marketing expenses.

Outlook Excluding an estimated $100 million after-tax benefit resulting from the adoption of a new accounting standard governing goodwill amortization, earnings for the Agriculture & Nutrition segment in 2002 are expected to be roughly similar to 2001. Crop Protection is expected to continue to face significant competitive challenges and change during 2002, including a depressed farm economy, industry consolidation, and the influence of insect and herbicide resistant crops. Pioneer is well positioned for 2002 in global markets with industry leading product performance and excellent supplies of its best hybrids and varieties. In the key U.S. market, corn acres are expected to be up slightly in 2002, improving Pioneer's prospects for increased sales of its most profitable products.

Pioneer will continue to market seed products with biotech traits that provide value and choice to growers. Based on early indications, Pioneer expects strong demand in 2002 for its new seed technology, including products such as insect-resistant corn and herbicide-resistant corn, soybean and canola along with new proprietary plant genetics, which should drive revenue growth and improved margins. While there are still a number of regulatory and public opinion challenges in this area, consumer acceptance of biotechnology products is growing.

Within the smaller Nutrition & Health businesses, DuPont Protein Technologies anticipates strong growth as major food companies continue to develop new mainstream products utilizing soy protein, and as 8th Continent(TM) soymilk is launched in additional markets. Qualicon also plans to aggressively grow its food safety business in 2002 with an expanded product portfolio. Qualicon will continue its business expansion of the RiboPrinter(R) system in the pharmaceutical and personal care market segments.


                          DuPont 2001 Annual Report 19

                      Management's Discussion and Analysis

The results of operations in this segment could be significantly affected by the ultimate outcome of litigation alleging damages from various forms of DuPont(TM) Benlate(R) fungicide. Some of these cases include allegations of fraud and misconduct. While several hundred lawsuits have been filed since 1991, there are approximately 110 cases pending. DuPont believes that Benlate(R) did not cause the damages alleged in these cases, denies the allegations of fraud and misconduct, and intends to defend itself in these cases. The company discontinued the manufacture and sale of Benlate(R) fungicide in all its forms in 2001. The results of operations in this segment also could be significantly affected by the ultimate outcome of litigation, in which Pioneer is both plaintiff and defendant, concerning intellectual property rights related to corn and soybean products. Management does not anticipate that the ultimate outcome of this litigation or the litigation alleging damages from Benlate(R) will have a material adverse effect on the company's consolidated financial position or liquidity.


NYLON

DUPONT NYLON FLOORING
DUPONT NYLON INTERMEDIATES & SPECIALTY POLYMERS
DUPONT NYLON INDUSTRIAL RUBBER


[PLOT POINTS FOR BAR GRAPH]

                                                          ATOI BEFORE
        SALES                        ATOI               ONE TIME ITEMS
        ($ in Billions)         ($ in Millions)         ($ in Millions)
2001               2.7                    (75)                     60
2000               3.1                    285                     258
1999               3.1                    (23)                    303


See Segment Information (Note 32 to Financial Statements).


Nylon continues to be the global leader in sales and manufacturing of nylon, providing nylon intermediates, polymers and fibers in major markets such as carpets and rugs, tire reinforcement and other industrial applications. The DuPont(TM) Stainmaster(R) and DuPont(TM) Antron(R) carpet brands, heavily entrenched in the residential and commercial carpet industry, offer a pipeline of new products, innovation and style to customers worldwide. DuPont(TM) Tactesse(R) fiber, introduced in 2000 for Stainmaster(R) carpet, continued to demonstrate significant volume growth in 2001. Tactesse(R) fibers provide soft, thick, wool-like characteristics to carpet while maintaining durability and soil resistance.

DuPont Nylon Flooring expanded its product offering with four new nylon fiber technologies from Antron(R) carpet. The new technologies enhance carpet styling with the shine of metal, the luster of natural fiber and unique color characteristics to offer additional high-end appearance and superior performance. Among the world's largest recyclers of nylon, DuPont during 2001 completed upgrades at the Calhoun, Georgia, reclamation center that combines both sorting and recycling processes in one location, vastly reducing energy, time and costs of the recycling process.

Overall, DuPont Nylon Flooring business declined in 2001 consistent with weak industry demand. Commercial volumes experienced the largest decline due to weakness in the commercial building and refurbishment markets, especially in the corporate sector. The company's retail flooring sales and installations business was adversely affected by weak consumer demand. Non-competitive flooring manufacturing assets were shut down in Seaford, Delaware; Oestringen, Germany; and Berazategui, Argentina. The startup of a new line at the Kingston, Ontario, site; process improvements at the Waynesboro, Virginia, facility; and productivity gains at other sites will enable the business to meet future customer demands.

DuPont Nylon Intermediates & Specialty Polymers makes commercial sales of nylon intermediates (adipic acid and hexamethylene diamine) as well as specialty polymers derived from nylon intermediate production (dibasic acids and dodecanedioic acid). In 2001 a new dibasic acid offering for the coatings market and a twelve-carbon ketone for the fragrance market were introduced in direct response to customer demand. A capacity expansion was completed at the Victoria, Texas, site for the production of dodecanedioic acid in response to increased global demand. Additional improvements were completed at the Wilton, England, site resulting in enhanced production of DuPont(TM) Adi-pure(R) high purity adipic acid for the polyurethanes market.

DuPont Nylon Industrial Rubber operates primarily through DuPont-Sabanci International, LLC. This 50/50 joint venture between DuPont and Haci Omer Sabanci Holding A.S. is the global leader in nylon industrial fibers and fabrics. The business utilizes state-of-the-art industrial yarn spinning technology from DuPont. A new plant for single-end cord production was completed at the Whiteville, North Carolina, site during 2001. Modernization continues at the Laurel Hill, North Carolina, and Camacari, Brazil, sites and new construction continues on a fabric treating plant in Berazategui, Argentina.

2001 versus 2000 Sales of $2.7 billion were 14 percent lower, resulting from a 13 percent volume decline and 1 percent lower prices reflecting depressed conditions in most markets. ATOI was


                          20 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


a loss of $75 million compared with earnings of $285 million. ATOI before one-time items was $60 million versus $258 million, down 77 percent. Lower earnings reflect significantly lower sales volumes and continued erosion of profit margins resulting from lower prices and modestly higher raw material costs.

2000 versus 1999 Sales of $3.1 billion were 3 percent higher, reflecting modestly higher volume and prices. ATOI was $285 million versus a loss of $23 million. ATOI before one-time items was $258 million versus $303 million, down 15 percent. Lower earnings reflect rapidly declining profit margins resulting from significantly higher raw material costs, principally those derived from oil and natural gas.

Outlook Earnings for DuPont Nylon Flooring in 2002 are not expected to recover significantly from the depressed levels of 2001. Volume and price are expected to remain under pressure globally due to weak economic conditions at least through mid-year. Residential and commercial flooring fiber volumes for 2002 are expected to improve versus 2001 due to increased demand from new products and increased brand awareness initiatives. Productivity improvements in DuPont Nylon Intermediates & Specialty Polymers completed in 2001 are expected to increase production capacity and generate additional cost savings. The introduction of two new hexamethylene diamine specialty products is planned with the potential for wide application in pharmaceutical and agricultural markets. DuPont Nylon Industrial Rubber expects earnings in 2002 to improve due to aggressive cost reductions and anticipated improvement in global demand in the second half of the year.


PERFORMANCE COATINGS & POLYMERS

DUPONT PERFORMANCE COATINGS
DUPONT ENGINEERING POLYMERS
DUPONT ELASTOMERS


[PLOT POINTS FOR BAR GRAPH]

                                                          ATOI BEFORE
        SALES                        ATOI               ONE TIME ITEMS
        ($ in Billions)         ($ in Millions)         ($ in Millions)
2001               5.8                    319                     377
2000               6.5                    674                     733
1999               6.1                    582                     645


See Segment Information (Note 32 to Financial Statements).


DuPont Performance Coatings - the world's leading automotive coatings supplier - offers high performance liquid and powder coatings for the automotive original equipment manufacturer (OEM) and aftermarket and general industrial OEM applications as well as high performance specialty products for digital printing, adhesive bonding and electrical insulation markets. The business also offers the DuPont(TM) Ink Jet 3210, the industry's first integrated digital textile printing solution for home furnishings, and a complete line of DuPont(TM) Artistri(TM) Ink for textiles.

In 2001, DuPont Performance Coatings:

- Introduced DuPont(TM) SupraShield(TM) scratch and mar resistant clearcoat to meet more stringent environmental requirements and improve end use customer satisfaction;

- Completed Phase II of the Herberts integration program, including the final shutdown of plants in the United Kingdom, France and Germany; and

- Placed DuPont(TM) Ink Jet 3210 digital textile printers at leading home furnishing companies in Europe and North America.

DuPont Engineering Polymers manufactures and markets a broad portfolio of engineering materials for automotive, electrical, electronic, consumer and industrial applications. The automotive and electrical/electronics industries are among its most important markets. Serving customers throughout the world, the business supplies six families of engineering resins - DuPont(TM) Zytel(R) nylon, DuPont(TM) Delrin(R) acetal, DuPont(TM) Rynite(R) PET polyester, DuPont(TM) Crastin(R) PBT polyester, DuPont(TM) Hytrel(R) thermoplastic elastomer and DuPont(TM) Zenite(R) liquid crystal polymer - plus DuPont(TM) Vespel(R) parts and shapes, and DuPont(TM) Tynex(R) filaments. The business is focused on continuing its penetration of metals and thermoset substitution opportunities in applications that offer customers weight reduction, energy savings and added manufacturing cost productivity.

DuPont Engineering Polymers and Bayer AG reached agreement for their 50/50 manufacturing joint venture to build a new 80,000-ton plant to produce PBT base polymer in Europe. Start-up of the plant is planned for the third quarter of 2003. Two major development applications were concluded in 2001. Ford Motor Company will use a large transformer bobbin made of Rynite(R) for recharging the battery of the new "Th!nk" electric city car. In addition, Tyco Electronics of Berlin, Germany, will use Crastin(R) in a new heat exchanger application that will significantly reduce operating noise.

DuPont Elastomers operates primarily through DuPont Dow Elastomers, a 50/50 joint venture between DuPont and The Dow Chemical Company. This joint venture is a leading global supplier of mid- and high-performance elastomers. DuPont Dow Elastomers products include Engage(R) polyolefin elastomers, Hypalon(R)


                          DuPont 2001 Annual Report 21

                      Management's Discussion and Analysis


chlorosulfonated polyethylene, Kalrez(R) perfluoroelastomer, Nordel(R) IP EPDM, neoprene synthetic rubber and Viton(R) fluoroelastomer. Investment to expand capacity for Engage(R) and Viton(R) continues.

2001 versus 2000 Sales of $5.8 billion were 11 percent lower, principally reflecting 10 percent lower volume and 1 percent lower prices. ATOI was $319 million compared with $674 million. ATOI before one-time items was $377 million versus $733 million, down 49 percent. ATOI was lower in all three strategic business units, principally reflecting lower motor vehicle production in North America, and weaker demand in the automotive refinish and inks businesses. Margins were reduced by lower U.S. dollar prices and higher raw material costs.

2000 versus 1999 Sales of $6.5 billion were 6 percent higher, principally reflecting the addition of Herberts for full year 2000. Excluding Herberts, sales were 1 percent lower, reflecting 2 percent lower prices partly offset by 1 percent higher volume. ATOI was $674 million compared with $582 million. ATOI before one-time items was $733 million versus $645 million, up 14 percent. ATOI was higher in all three strategic business units, with DuPont Performance Coatings earnings up most significantly, principally reflecting a full year of Herberts results.

Outlook DuPont Performance Coatings will operate in a challenging business environment in 2002 as competitive conditions within the coatings industry are expected to remain intense. All areas of the value chain - suppliers, distributors and customers - are expected to continue to experience consolidation. The level of global new car builds in 2002 will depend on the timing and extent of replenishing inventories which were depleted as a result of the aggressive sales promotions used by most United States car manufacturers in the second half of 2001. Most suppliers will continue to focus on environmentally friendly products that provide systems solutions. In 2002, DuPont Performance Coatings will launch a SuperSolids ultralow emissions coating.

DuPont Engineering Polymers expects 2002 results to be largely dependent upon the strength and timing of the recovery in the automotive, electronics and high technology markets. DuPont Elastomers revenues will continue to be under pressure from softness in automotive, industrial and electronic markets, particularly in the first half of the year, but earnings are expected to benefit from continued efforts to reduce costs and improve productivity.


PHARMACEUTICALS


[PLOT POINTS FOR BAR GRAPH]

                                                          ATOI BEFORE
        SALES                        ATOI               ONE TIME ITEMS
        ($ in Billions)         ($ in Millions)         ($ in Millions)
2001                .9                  3,924 *                    58
2000               1.5                     89                     133
1999               1.6                    230                     263

*   Includes $3,866 gain on sale of DuPont Pharmaceuticals.

See Segment Information (Note 32 to Financial Statements).


On October 1, 2001, DuPont Pharmaceuticals was sold to the Bristol-Myers Squibb Company. DuPont retained its interest in the Cozaar(R) and Hyzaar(R) brands. These antihypertensive drugs were discovered by DuPont and developed in collaboration with Merck. Effective with fourth quarter 2001 results, the Pharmaceuticals segment reflects only DuPont's share of the financial results of this ongoing collaboration.

The U.S. patents covering Cozaar(R) and Hyzaar(R) compounds, pharmaceutical formulation and use for treatment of hypertension expire in 2009. The company has exclusively licensed marketing rights for Cozaar(R) and Hyzaar(R) to Merck. In conjunction with the sale of DuPont Pharmaceuticals, Bristol-Myers agreed to continue to manufacture Cozaar(R) and Hyzaar(R) for DuPont at the former DuPont Pharmaceuticals manufacturing site at Garden City, New York.

Cozaar(R) and Hyzaar(R) are the leading angiotensin II receptor blockers (AIIA) worldwide in the treatment of hypertension. Cozaar(R) is the first and only antihypertensive to demonstrate, in an important outcomes study, a significant reduction in End-stage Renal Disease (ESRD) in Type 2 diabetes, which is among the fastest growing public health concerns.

2001 versus 2000 Sales of $0.9 billion were 39 percent lower principally due to the sale of DuPont Pharmaceuticals on October 1, 2001. ATOI was $3,924 million, including a $3,866 million after-tax gain on the divestiture, compared with $89 million. ATOI before one-time items was $58 million versus $133 million, down 56 percent, principally reflecting lower revenue.

2000 versus 1999 Sales of $1.5 billion were 9 percent lower, reflecting a significant drop in fourth quarter sales versus 1999. This decline was anticipated, as the volume of product in the distribution channel was reduced from historically high levels resulting from previous sales promotion programs. ATOI was $89 million compared with $230 million. ATOI before one-time items was $133 million versus $263 million, down 49 percent. The


                        22 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


decline resulted principally from significantly lower fourth quarter sales as well as planned higher research and development and marketing expenses.

Outlook DuPont and Merck continue to support the growth of Cozaar(R) and Hyzaar(R) with ongoing investments in two large outcomes studies, LIFE and OPTIMAAL. Results from the LIFE study will be presented at the American College of Cardiology meeting in March 2002. These studies may result in additional indications for Cozaar(R) and Hyzaar(R). Although DuPont will no longer report any product sales within the Pharmaceuticals segment, the company expects the ongoing Cozaar(R)/Hyzaar(R) collaboration to generate significant earnings for the foreseeable future.


PIGMENTS & CHEMICALS

DUPONT WHITE PIGMENT & MINERAL PRODUCTS
DUPONT CHEMICAL SOLUTIONS ENTERPRISE
DUPONT FLUOROCHEMICALS


[PLOT POINTS FOR BAR GRAPH]

                                                          ATOI BEFORE
        SALES                        ATOI               ONE TIME ITEMS
        ($ in Billions)         ($ in Millions)         ($ in Millions)
2001               3.6                    439                     469
2000               3.9                    714                     715
1999               3.7                    634                     633


See Segment Information (Note 32 to Financial Statements).


DuPont White Pigment & Mineral Products is the world's largest manufacturer of titanium dioxide, serving customers globally in the coatings, plastic and paper industries. The company operates six titanium dioxide plants, all of which utilize the chloride manufacturing process. DuPont(TM) Ti-Pure(R) titanium dioxide (TiO2) is available to customers in slurry and powder form in a variety of grades.

2001 was characterized by low capacity utilization and resulting weak industry pricing. During 2001 an integrated Customer Service Center in Shanghai, China, was opened to provide all-in-one service to Chinese customers for DuPont TiO2 products. The center incorporates the sales and marketing organization, customer service, technical service and research labs, warehousing and other facilities to serve all TiO2 customers in China, the fastest growing TiO2 market in the world.

DuPont Chemical Solutions Enterprise (CSE) develops, produces and markets a diverse range of industrial and performance chemicals, and selected services and technologies. Primary markets served are plastics, textiles, mining, household and industrial cleaners, petroleum refining and water treatment. Industrial chemicals produced are aniline, acrylonitrile, hydrogen cyanide, sodium cyanide, methylamines and amides, o,m,p-phenylene diamines, phthaloyl chlorides, sodium, lithium and sulfur products. Performance chemicals include DuPont(TM) Teflon(R) repellent finishes, DuPont(TM) Krytox(R) lubricants, DuPont(TM) Oxone(R) oxidizing agents, DuPont(TM) glycolic acid descaling systems, DuPont(TM) Tyzor(R) organic titanates and DuPont(TM) Vazo(R) free radical sources.

To assist in the global effort to halt the spread of Foot and Mouth Disease, CSE teamed with long-term customer Antec International to provide adequate supplies of the much needed Virkon(R) S biocide, which uses DuPont(TM) Oxone(R) as an essential ingredient. The biocide now is used in more than 100 nations. DuPont also supported preventive measures by the U.S. Department of Agriculture.

DuPont Fluorochemicals is a leading global manufacturer of industrial and specialty fluorochemicals - both hydrofluorocarbons (HFCs) and hydrochlorofluorocarbons (HCFCs). Products include DuPont(TM) Suva(R) refrigerants used in air conditioning and refrigeration, DuPont(TM) Formacel(R) foam expansion agents, DuPont(TM) Dymel(R) propellants, DuPont(TM) Vertrel(R) solvents, DuPont(TM) Zyron(R) electronic gases, and DuPont(TM) FE(TM) fire extinguishants.

DuPont Fluorochemicals began marketing a new fire extinguishant, FE-227(TM), to the high value halon replacement market in the computer, telecommunications and data processing industries. DuPont now has the most complete product line of non-halon, "clean agent" fire extinguishants, which are low in toxicity, leave no residue and are environmentally preferred to ozone-depleting halon products. The business also recorded initial commercial sales of DuPont(TM) Dymel(R) 227ea/P pharmaceutical propellant used in medical metered dose inhalers, which are popular tools for treating asthma and other respiratory disorders.

2001 versus 2000 Sales of $3.6 billion were 9 percent lower, reflecting 7 percent lower volume and 2 percent lower prices. ATOI was $439 million compared with $714 million. ATOI before one-time items was $469 million versus $715 million, down 34 percent. ATOI declined in all three strategic business units, reflecting economic weakness in the U.S. manufacturing sector, and reduced margins resulting from higher raw material costs and lower prices stemming from excess worldwide production capacity.


                          DuPont 2001 Annual Report 23

                      Management's Discussion and Analysis


2000 versus 1999 Sales of $3.9 billion were 7 percent higher, reflecting 1 percent higher prices and 6 percent higher volume. ATOI was $714 million compared with $634 million. ATOI before one-time items was $715 million versus $633 million, up 13 percent. ATOI was higher in all three strategic business units, principally reflecting higher sales.

Outlook DuPont White Pigment & Mineral Products earnings for 2002 will depend largely on improved industry capacity utilization and pricing. In addition, new product offerings are expected to drive revenue growth at a somewhat higher rate than the industry. DuPont Chemical Solutions Enterprise (CSE) expects its margins to improve in 2002 as a result of lower energy and key raw material prices. Within CSE, the sales mix continues to shift in favor of higher growth and higher margin specialty chemical products. DuPont Fluorochemicals expects continued growth in the use of its FE(TM) fire extinguishant products and Dymel(R) pharmaceutical propellants; growth in Zyron(R) electronic gases as the semiconductor industry recovers; and continued overall growth in HFCs in refrigeration and other sectors as HCFCs are phased out on a global basis.


POLYESTER


[PLOT POINTS FOR BAR GRAPH]

                                                          ATOI BEFORE
        SALES                        ATOI               ONE TIME ITEMS
        ($ in Billions)         ($ in Millions)         ($ in Millions)
2001               1.9                   (349)                    (74)
2000               2.3                     66                      62
1999               2.4                   (133)                    (53)


See Segment Information (Note 32 to Financial Statements).


The Polyester segment consists of the company's fibers, resins and intermediates businesses; the global films joint venture with Teijin Limited; and the European joint venture with Sabanci.

The fibers, resins and intermediates businesses include DuPont(TM) Dacron(R) filaments, polyester intermediate chemicals, DMT (dimethyl terephthalate), PTA (purified terephthalic acid), ethylene glycol, specialty resins, technology licensing and consulting, and polyester fiber chip manufactured by a joint venture in China. Initiatives during 2001 included:

- The transition of product manufacture to DuPont's Kinston and Unifi, Inc.'s Yadkinville plants in North Carolina for improved operating efficiency, cost reduction and customer flexibility. This was done as part of the Dacron(R) filaments' manufacturing alliance in the Americas with Unifi, which enables each company to match the production of polyester filament with the best assets available. As a result, the DuPont polyester filament manufacturing operations at Wilmington, North Carolina, were shut down in the second quarter;

- The expansion of the commercialization of DuPont(TM) Biomax(R) hydrobiodegradable resin for specialty packaging applications in the food industry, including plates, bowls and clamshells. This was done as part of a joint development program with Earthshell Corporation; and

- DuPont's sale of its ownership in the U.S. polymer grade TPA (terephthalic acid) and Melinar(R) PET container resins businesses and associated manufacturing assets to Alpek, the petrochemical group of ALFA S.A. de C.V. The two companies further agreed to transfer DuPont's ownership of their staple fiber joint venture to Alpek by mid-2002. This reflects the continuation of DuPont's previously announced strategy to reshape its polyester investment.

DuPont Teijin Films(TM) is a 50/50 global joint venture formed to produce and sell PET and PEN polyester films in the specialty, industrial, packaging, electrical, electronics, advanced magnetic media and photo systems markets. With sales of $1.1 billion, the company leads the industry with its strong product and process technology platform, and the broadest portfolio of differentiated products offered throughout the world. The company improved its cost position through the shutdown of a manufacturing facility at the Circleville, Ohio, site. Brand names include Mylar(R), Melinex(R) and Teijin(R) Tetoron(R) PET films, and Teonex(R) and Kaladex(R) PEN polyester films.

DuPont Sabanci Polyester Europe B. V. (DuPontSA), headquartered in the Netherlands, is a 50/50 joint venture formed for the development, production and sale of polyester fibers, container resins, and intermediates PTA and DMT for markets throughout Europe, the Middle East and Africa. The venture is the largest polyester company in the region with annual revenues of about $750 million.

2001 versus 2000 Sales of $1.9 billion were 17 percent lower, reflecting 5 percent lower prices, 8 percent lower volume and 4 percent due to the sale of certain polyester businesses during the year. This decline was principally driven by the global economic downturn led by the U.S. economy, and by Asian competition. ATOI was a loss of $349 million compared with earnings of $66 million. ATOI before one-time items was a loss of $74 million versus earnings of $62 million reflecting earnings


                          24 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


declines in all business units due to lower volumes and margins, the latter reflecting intense competitive pressure and excess global capacity.

2000 versus 1999 Sales of $2.3 billion were 5 percent lower, principally due to the restructuring of formerly wholly-owned businesses into joint ventures whose sales are reflected in segment sales on a pro rata ownership basis. Apart from the impact of the restructuring, sales were essentially flat. ATOI was $66 million compared with a loss of $133 million. ATOI before one-time items was $62 million versus a loss of $53 million. The earnings improvement is primarily due to cost reductions resulting from restructuring and productivity initiatives.

Outlook The global polyester market is expected to remain highly competitive, characterized by a low-price, low-margin environment, exacerbated by significant excess capacity and strong competitive forces. The company has successfully implemented a series of major restructuring initiatives in recent years aimed at reducing fixed costs. Nevertheless, the financial outlook in 2002 is not encouraging due to expected continuing overcapacity and depressed margins. Accordingly, DuPont is continuing to assess alternative strategies and aggressive actions to optimize the company's investment in its various polyester businesses.

The company believes that Unifi has substantially breached the agreement covering the manufacturing alliance discussed above. The company is seeking damages as well as injunctive relief. This matter has been submitted to binding arbitration.


SPECIALTY FIBERS

DUPONT APPAREL & TEXTILE SCIENCES
DUPONT ADVANCED FIBER SYSTEMS
DUPONT NONWOVENS


[PLOT POINTS FOR BAR GRAPH]

                                                          ATOI BEFORE
        SALES                        ATOI               ONE TIME ITEMS
        ($ in Billions)         ($ in Millions)         ($ in Millions)
2001               4.4                    356                     387
2000               5.0                    740                     740
1999               5.1                    832                     831


See Segment Information (Note 32 to Financial Statements).


DuPont Apparel & Textile Sciences (A&TS) was established in 2001 as a strategic business unit to capitalize on marketplace synergies by combining sales, marketing and manufacturing resources for the DuPont(TM) Lycra(R) branded elastane, generic spandex, and nylon and polyester businesses that sell into apparel and specialty textile value chains. A&TS - the largest elastane manufacturer worldwide - continues to be the brand leader in the high-growth stretch apparel market and is now expanding the stretch concept to non-traditional and non-apparel end uses. Other brands are DuPont(TM) Tactel(R) nylon and DuPont(TM) Supplex(R) nylon for apparel, and DuPont(TM) Cordura(R) nylon for products including packs and bags, boots and shoes, and apparel. Leading polyester brands include DuPont(TM) Coolmax(R) performance fabrics, DuPont(TM) Comforel(R) sleep products and DuPont(TM) Thermolite(R) insulation fibers. In addition, the DuPont(TM) Teflon(R) brand has recently been incorporated into the A&TS portfolio to satisfy high consumer value for "easy care" brands in apparel for the ready-to-wear market as well as in the home.

In 2001, A&TS reconfigured global capacity to better align with shifting market dynamics. For example, the business:

-   Increased Lycra(R) capacity in Singapore by 6 kilo-tons;

- Took steps to establish a production leadership position in China to serve the complex Chinese textile value chain. The business began construction of additional capacity in China using state-of-the-art technology with spinning productivity twice the rate of the nearest competitor and established a 50/50 joint venture with LYG; and

- Installed new state-of-the art nylon manufacturing equipment in the United States and Mexico.

A&TS launched several new products for the apparel market including:

- A new "easy set" spandex product, branded Lycra(R) that is more compatible with cotton heat set temperatures and enables customers to reduce processing steps and costs;

- Tactel(R) metallics, new fibers that enable manufacturers to create metallic effects with superb softness;

- Tactel(R) Prisma, a lightweight, soft-to-the-touch fiber that creates a sparkling heather effect in garments;

- T-400, a new elastic fiber based on proprietary multi-component technology that utilizes DuPont(TM) Sorona(TM) 3GT polymer as one of its components; and

- T-800, a nylon fiber, that offers the unique properties of relaxed "non-body hugging" stretch.

DuPont Advanced Fiber Systems (AFS) comprises DuPont(TM) Kevlar(R) brand fiber, DuPont(TM) Nomex(R) brand fiber and paper, DuPont(TM) Thermount(R) pre-preg and laminates and


                          DuPont 2001 Annual Report 25

                      Management's Discussion and Analysis


DuPont(TM) Teflon(R) brand fluoropolymer fiber. Major markets served include personal protective apparel, life protection, electronics, telecommunications, electrical insulation, automotive, transportation, filtration, numerous industrial applications and new consumer applications. In 2001, AFS reorganized into five global businesses (Life Protection, Protective Apparel, Power & Communications, Performance Materials and New Businesses) to increase the focus on key markets and customers and to accelerate growth in these markets.

AFS launched the Kevlar(R) Partners Program(TM) in 2001, the first dedicated program aimed at saving the lives of correctional officers. Kevlar(R) Correctional(TM) is a patented technology of puncture-, stab- and slash-resistant fibers and fabrics designed to provide comfortable, concealable protective body armor that is significantly lighter and more flexible than metal alloy vests. Also in 2001, Levi's and Ralph Lauren's RLX brand launched denim jeans made with Kevlar(R) in selected markets. AFS also introduced Nomex(R) Limitedwear coveralls targeted at segments requiring affordable flame protection for short or infrequent periods of use.

The primary products of DuPont Nonwovens include DuPont(TM) Tyvek(R) brand protective material, DuPont(TM) Sontara(R) spunlaced fabrics, DuPont(TM) Cambrelle(R) footwear lining and DuPont(TM) Typar(R) high-strength spunbonds. Major markets served include construction, protective apparel, medical and healthcare, aerospace, automotive, cleanroom, printing, packaging, carpeting and geotextiles.

The Tyvek(R) Weatherization Systems business introduced a new window flashing product - Tyvek(R) Flexwrap(TM). Tyvek(R) Worker Protection announced the launch of NEW Tyvek(R) protective fabric which is four times as breathable, feels significantly softer yet provides all the protection and durability of traditional Tyvek(R). The DuPont Nonwovens Sontara(R) plant in Asturias, Spain, was commercialized and began serving global markets. A 50/50 joint venture in Brazil with Cipatex SA was formed for the production and sale of needlepunch and spunlace fabrics for footwear, artificial leather and industrial applications. Also in 2001, DuPont Nonwovens secured a multi-year contract with the U.S. Postal Service for the Tyvek(R) envelope business. The Sontara(R) business and DuPont Performance Coatings collaborated to launch a car finishing system consisting of custom-made fabrics made of Sontara(R). The system was specially designed for each step in the automotive refinish process.

2001 versus 2000 Sales of $4.4 billion were 11 percent lower, reflecting 7 percent lower volume and 4 percent lower prices. ATOI was $356 million compared with $740 million. ATOI before one-time items was $387 million versus $740 million, down 48 percent, reflecting significantly lower earnings in A&TS. A&TS earnings were adversely affected by very weak U.S. apparel and textile markets, higher raw material costs, and lower U.S. dollar prices. Sales of DuPont Nonwovens increased, reflecting strong sales of protective apparel, medical fabrics, and construction products, but margins declined, adversely affecting earnings. AFS sales and ATOI increased reflecting increased demand for military protective products.

2000 versus 1999 Sales of $5.0 billion were down 2 percent reflecting 3 percent lower prices partly offset by 1 percent higher volume. ATOI was $740 million compared with $832 million. ATOI before one-time items was $740 million versus $831 million, down 11 percent, as higher earnings in AFS were more than offset by lower earnings in A&TS and DuPont Nonwovens. Lower margins resulted principally from increased pricing pressures from generic competition, adverse currency impact of the stronger dollar, high natural gas prices and continued technical difficulties at a European tetrahydrofuran facility which has affected cost competitiveness in the global market. While progress was made, the facility continued to operate substantially below design capacity.

Outlook DuPont Apparel & Textile Sciences (A&TS) will continue to be adversely affected by industry consolidation and bankruptcies which are expected to continue in the global textile markets, particularly in North America. The industry is contending with a secular shift away from North American textile and fiber production toward less expensive Asian production. A&TS earnings in 2002 are not expected to recover from depressed levels experienced in 2001. New opportunities for Lycra(R) - particularly shoes, home textiles, Leather with Lycra(R) and stretch nonwovens - are poised for growth. Finally, 2002 will see the launch of Teflon(R) easy care and Stainmaster(R) fabrics for upholstery.

Volume growth for DuPont Advanced Fiber Systems beyond that expected with anticipated U.S. economic strengthening will depend largely on the timing of the turnaround for the electrical insulation and automotive markets. Expansion of Kevlar(R) brand fiber capacity, expected to come on line in early 2003, is based on


                          26 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


new technology that will allow higher productivity for specialty products and enable the business to meet demand growth as the global economy begins to recover.

DuPont Nonwovens expects continued growth through the expansion of markets currently being served as well as entrance into new markets. The U.S. housing market has remained robust in spite of the economic downturn and this trend is expected to continue into 2002. New products will be introduced for the construction, worker protection, cleanroom, absorbents and medical markets. The Sontara(R) medical fabrics business continues to be a key area for additional resourcing and new technologies with good growth potential.


SPECIALTY POLYMERS

DUPONT PACKAGING & INDUSTRIAL POLYMERS
DUPONT DISPLAY TECHNOLOGIES
DUPONT ELECTRONIC TECHNOLOGIES
DUPONT IMAGING TECHNOLOGIES
DUPONT FLUOROPOLYMERS
DUPONT SURFACES


[PLOT POINTS FOR BAR GRAPH]

                                                          ATOI BEFORE
        SALES                        ATOI               ONE TIME ITEMS
        ($ in Billions)         ($ in Millions)         ($ in Millions)
2001               3.9                    372                     402
2000               4.5                    714                     714
1999               4.3                    668                     666


See Segment Information (Note 32 to Financial Statements).


DuPont Packaging & Industrial Polymers (P&IP) is a world leader in specialized, high value resins and films for the packaging and selected industrial markets. Products and their end uses include DuPont(TM) Surlyn(R), DuPont(TM) Nucrel(R) and DuPont(TM) Elvax(R) sealants and adhesives for flexible packaging structures; Nucrel(R) and Elvax(R) resins for wire and cable construction; DuPont(TM) Keldax(R) resins for automotive carpet backing; Surlyn(R) for golf ball covers; DuPont(TM) Vamac(R) for automotive hoses and gaskets; DuPont(TM) Butacite(R) interlayers for laminated safety glass for automotive and architectural applications; DuPont(TM) Elvanol(R) for textile sizing; and DuPont(TM) Clysar(R) shrink films.

In 2001 P&IP:

- Continued to expand its market for glass laminated products as more states adopted the hurricane impact protection section of the International Buildings and Residential Codes that is met by window systems incorporating P&IP's SentryGlas(R) Plus or Butacite(R);

- Introduced a new family of Elvaloy(R) AC resins offering new processing and performance opportunities for packaging, automotive, and construction markets;

- Launched its Clysar(R) HP Gold product line, a premium polyolefin film offering advantages in terms of processability, reliability and clarity; and

- Launched DuPont(TM) Trancend(TM), a new extrusion coating sealant resin for the flexible packaging market.

DuPont Display Technologies is a world leader in holographic optical components and holograms for electronics, security and authentication applications. The strategic business unit is focused on development of advanced information display devices and visual enhancement technologies. In 2001, DuPont Display Technologies opened a state-of-the-art holographics facility in Logan, Utah. The new facility will design and manufacture advanced holographic optical elements that are used for enhancing brightness in liquid crystal displays (LCD) as well as holograms for graphic arts and security applications. DuPont Display Technologies formed a joint venture with Label Systems, LLC to produce security tags, labels and identification cards utilizing proprietary DuPont holographic materials.

Also in 2001, DuPont Display Technologies:

- Constructed a pre-production facility for the development and production of advanced Organic Light Emitting Diode (OLED) displays;

- Invested in RIT Display Technology Company, a subsidiary of RiTEK Corporation, Inc. RIT Display is building a full production facility to produce OLED displays components exclusively for DuPont. DuPont Display Technologies expects to ship polymer OLED displays for commercial sales by year-end 2002; and

- Acquired a majority interest in Polar Vision, an optical components and lamination services provider serving display integrators and OEM's in the rapidly expanding display enhancement industry. The investment provides DuPont Display Technologies access to Polar Vision's expertise in filters, polarizers, and custom lamination capability.

DuPont Electronic Technologies is a leading supplier of advanced electronic materials to the global electronics industry. Major product lines include:
DuPont(TM) Kapton(R) polyimide film, DuPont(TM) Pyralux(R) flexible laminates, DuPont(TM) Riston(R) dry film photoresists, DuPont(TM) Green Tape(TM) low temperature co-fired ceramics,


                          DuPont 2001 Annual Report 27

                      Management's Discussion and Analysis


DuPont(TM) Fodel(R) photoimageable composites and colloidal silica based slurries. Market segments served include the printed wiring board, semiconductor and cellular and Internet infrastructure industries. DuPont Electronic Technologies intends to meet the rapidly changing market needs for smaller, more portable and powerful electronic devices by building on its strength as a leading supplier of organic, flexible and ceramic circuit materials.

In 2001, DuPont Electronic Technologies began controlled sales of a family of thin metal copper laminates, Microlux(R) HD and Pyralux(R) TM. These products are focused at meeting the growing demands for increasingly higher density flex-circuits and integrated circuit (IC) packages. Commercialization was completed of a fifth generation Fodel(R) photoimageable product which improves quality and reduces customer cost for making large plasma display panels (PDPs). PDPs are currently manufactured by six OEMs and production is expected to double in 2002. The Foam Glass Barrier process technology developed by Photonics Systems, Inc., Northwood, Ohio, was purchased for the manufacture of barrier rib structures in PDPs. A new business unit - Integrated Circuit Packaging & Interconnects - was formed within DuPont Electronic Technologies as part of a strategy to expand into materials for the interconnection of ICs.

DuPont Imaging Technologies markets to the packaging and commercial printing industry DuPont(TM) Cyrel(R) flexographic printing plates as well as color proofing systems, including DuPont(TM) WaterProof(R), DuPont(TM) Cromalin(R) and DuPont(TM) Dylux(R). Installations of DuPont Imaging Technologies' Cyrel(R) Fast
- the only thermal platemaking technology available on the market - increased significantly in 2001. The color proofing business launched its new Thermal 4-color Halftone technology in four evaluation sites and began controlled sales in June. Thermal proofing is one of the fastest growing technologies in the market, and DuPont is one of three companies offering this technology.

DuPont Fluoropolymers - the largest global manufacturer of fluoropolymers - markets to the telecommunications, aerospace, automotive, electronics, chemical processing and housewares industries. The DuPont offering includes DuPont(TM) Teflon(R) and DuPont(TM) Tefzel(R) fluoropolymer resins, DuPont(TM) Autograph(R) and Teflon(R) non-stick finishes; and Teflon(R) and DuPont(TM) Tedlar(R) fluoropolymer films.

In 2001 DuPont Fluoropolymers produced the first commercial Teflon(R) polymer using fundamentally new fluoropolymer manufacturing technology. These new Teflon(R) products have superior properties compared with conventional FEP fluoropolymers, and are aimed at demanding precision extrusion applications. The business also completed its global introduction of Teflon(R) PFA HP Plus for use in high-purity fluid handling in the semiconductor, pharmaceutical and chemical industries.

DuPont Surfaces markets DuPont(TM) Corian(R) solid surfaces and DuPont(TM) Zodiaq(R) quartz surfaces. These materials continue to be popular for homeowners and have been specified in premier commercial locations. Corian(R) Easy Elegance(TM) bath collection - a quick-turnaround, easy-to-install, luxurious bath vanity top offering - was introduced at Lowe's and Home Depot.

2001 versus 2000 Sales of $3.9 billion were down 14 percent, reflecting 12 percent lower volume and 2 percent lower prices. All strategic business units had lower sales. ATOI was $372 million compared with $714 million. ATOI before one-time items was $402 million versus $714 million, down 44 percent. While earnings were lower in all strategic business units, DuPont Electronic Technologies and DuPont Fluoropolymers were most significantly affected by protracted weak worldwide demand in electronics and related high-technology markets. Segment earnings also reflect lower earnings in P&IP resulting from higher raw material costs and lower volumes.

2000 versus 1999 Sales of $4.5 billion were up 6 percent, reflecting 8 percent higher volume, partly offset by 2 percent lower prices. All strategic business units except DuPont Imaging Technologies had higher sales. ATOI was $714 million compared with $668 million. ATOI before one-time items was $714 million versus $666 million, up 7 percent. ATOI increased in DuPont Surfaces, DuPont Fluoropolymers and DuPont Electronic Technologies reflecting higher sales. This was partly offset by lower ATOI in the remaining strategic business units, principally in P&IP, which was affected by significantly higher raw material costs, primarily ethane.

Outlook The outlook for DuPont Packaging & Industrial Polymers will depend on growth in specialty product applications in packaging, automotive and other industrial markets; margin improvements resulting from the continued easing of raw material and energy costs; and ongoing activities aimed at delivering productivity improvements.


                          28 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


The outlook for DuPont Display Technologies, DuPont Electronic Technologies and DuPont Fluoropolymers largely depends on the timing and the strength of the economic recovery in the electronic and related high-technology markets.

The major challenge for DuPont Imaging Technologies will be to manage the transition from analog to digital products for image transfers.

DuPont Surfaces continues to focus on growth in the face of competitive materials by expanding its market reach and providing a broader product offering, which includes new surface applications and additional colors. In 2002, DuPont Surfaces will introduce DuPont(TM) Wall Surfaces, a 3mm acrylic sheet product for builder shower wall and commercial wet wall applications.


OTHER

The company groups the results of its nonaligned businesses and embryonic businesses under Other. These businesses include the company's remaining interest in DuPont Photomasks, Inc., DuPont Safety Resources, DuPont Bio-Based Materials, and Growth Initiatives. In the aggregate, sales from these businesses represent about 1 percent of total segment sales.

DuPont Safety Resources (DSR) is a recognized authority on safe workplaces, providing safety solutions for people, property and operations. Consulting and training services are grouped in practices including workplace safety, contractor safety, ergonomics and engineering services. Formed in 1998 to leverage DuPont's 200-year operational excellence in safety, DSR helps responsible companies gain sustainable improvement in safety performance, security, productivity, quality, operating costs, and employee morale. Hundreds of companies worldwide are part of DSR's growing roster of clients who benefit from implementing a step-change approach to safety to improve business performance and reduce the impact of workplace injuries, illnesses and deaths.

DuPont Bio-Based Materials focuses on discovering and developing products of industrial biotechnology for diverse markets. The business applies a rigorous process to the identification of new and unique applications of industrial biotechnology that offer superior value to the user. Its first product, DuPont(TM) Sorona(TM) 3GT, is the company's newest polymer platform. In fiber form, Sorona(TM) brings softness, stretch and recovery, easy dyeability, and wrinkle resistance to fabrics. Although currently manufactured using chemical methods, the key ingredient for Sorona(TM) will soon be produced from a corn-based microbial process.

2001 versus 2000 Sales of $279 million were down 37 percent, principally reflecting further reductions in the company's ownership interest in DuPont Photomasks, Inc. ATOI before one-time items was a loss of $64 million versus a loss of $23 million.

2000 versus 1999 Sales of $443 million were down 8 percent, primarily reflecting a reduction in the company's ownership interest in DuPont Photomasks, Inc. ATOI before one-time items was a loss of $23 million versus earnings of $18 million.


LIQUIDITY & CAPITAL RESOURCES

The company considers its strong financial position and financial flexibility to be a competitive advantage. The company's credit ratings of AA- and Aa3 from Standard & Poor's and Moody's Investors Services, respectively, and its commercial paper ratings of A-1+ by S&P and Prime 1 by Moody's are evidence of that strength. This advantage is based on strong business operating cash flows over an economic cycle, a commitment to cash discipline regarding working capital and capital expenditures, and the intent to pursue a fiscally responsible policy of accretive acquisitions related to existing lines of business.


SOURCES OF CASH

The company's liquidity needs can be met through a variety of independent sources, including: cash from operations, cash, commercial paper markets, syndicated credit lines, bilateral credit lines, equity and long-term debt markets, and asset sales.

The company's cash provided by operations was $2.4 billion in 2001. This amount was $2.7 billion less than the $5.1 billion generated in 2000, primarily due to recession-related earnings declines and the strong U.S. dollar. In 2000 the company's cash provided by operations included a one-time benefit of $610 million from the securitization of trade accounts receivable and a transfer from the pension trust fund of $300 million to pay retiree health care costs. No transfers were made from the pension trust fund to pay retiree health care costs in 2001. The company's ratio of current assets to current liabilities was 1.8:1 at year-end 2001,


                          DuPont 2001 Annual Report 29

                      Management's Discussion and Analysis


compared with 1.3:1 in 2000. In 1999 cash provided by operations totaled $4.8 billion, essentially flat with 2000.

Cash and cash equivalents and marketable debt securities totaled $5.8 billion at December 31, 2001. This represents a $4.2 billion increase over December 31, 2000, due primarily to receipt of $7.8 billion from Bristol-Myers Squibb for the sale of DuPont Pharmaceuticals. This cash was used to reduce commercial paper borrowings and to repurchase DuPont common stock. The company will use a portion of its cash in 2002 to pay about $1.9 billion in taxes associated with the gain on the sale of DuPont Pharmaceuticals and to fund $470 million for the completion of the DuPont common stock share repurchase program authorized in 1998 and increased in July 2000.

Commercial paper markets are a source of "same day" cash for the company. The company can access this market at preferred rates given its strong credit rating, which has been recently affirmed. The weighted-average interest rate before taxes on short-term borrowings at December 31, 2001, 2000 and 1999, was
7.6 percent, 6.8 percent and 6.0 percent, respectively. The increase in the 2001 rate reflects the shift in the weight of the company's debt from lower rate commercial paper to higher rate longer-term borrowings payable within one year. At December 31, 2001, DuPont's commercial paper balance was $75 million, $2.4 billion less than at December 31, 2000. The company's long-term borrowings due within one year increased $1.1 billion in 2001.

In the unlikely event that the company could not meet its short-term liquidity needs, the company has access to $3.8 billion in syndicated and bilateral "same day" credit lines with several major financial institutions. These credit lines are split about equally between 364-day and multi-year facilities.

DuPont also has access to equity markets and to long-term debt capital markets. The company's current relatively low long-term borrowing level, strong financial position and credit rating provide access to these markets.

Proceeds from sales of assets were $8.1 billion in 2001, primarily reflecting the $7.8 billion received from the DuPont Pharmaceuticals sale. In 2000 and in 1999 proceeds from the sale of assets totaled $0.7 billion and $0.6 billion, respectively. Additional details on these sales are provided in Note 28 to the consolidated financial statements.


USES OF CASH

Purchases of property, plant and equipment and investments in affiliates were $1.6 billion in 2001 compared with $2.0 billion in 2000 and $2.1 billion in 1999. Since 1999 the company has liberated $500 million of cash by reducing expenditures for property, plant and equipment. The company expects purchases of property, plant and equipment in 2002 to be about the same as in 2001.

There were no significant payments for businesses acquired in 2001 and 2000. 1999 cash payments for businesses acquired of $5.1 billion included $3.4 billion for the acquisition of the remaining 80 percent interest in Pioneer and $1.6 billion for the acquisition of Herberts. The Pioneer acquisition included the issuance of $4.2 billion in common stock. Both of these acquisitions included the assumption of debt. The company continues to seek accretive acquisitions related to existing lines of business to strengthen its current portfolio of businesses.

The company has paid a quarterly common dividend since its first dividend in the fourth quarter of 1904. Dividends per share of common stock were $1.40 in 2001, 2000 and 1999.

In 1998 the company's Board of Directors approved a program to purchase and retire up to 20 million shares of DuPont common stock to offset dilution from shares issued under compensation programs. In July 2000 the company's Board of Directors approved an increase in the total number of shares of DuPont common stock remaining to be repurchased under the 1998 program from about 16 million shares to the total number of shares that could be purchased for $2.5 billion. These purchases are not limited to those needed to offset dilution from shares issued under compensation programs. Forty-three million shares were purchased for $1.8 billion in 2001, 9.5 million shares for $462 million in 2000 and 8.8 million shares for $690 million in 1999. The company completed this program purchasing 10.8 million shares for $470 million in February 2002. In addition the company's Board of Directors authorized a new $2 billion share buyback plan in June 2001.


FINANCIAL CONDITION

At year-end 2001 the company's net debt (borrowings and capital lease obligations less cash and cash equivalents and marketable debt securities) had been reduced to less than $1.0 billion, providing the company with significant financial flexibility. The table below summarizes changes in the company's consolidated net debt for 1999 through 2001.


                          30 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


(Dollars in millions)                        2001          2000          1999
---------------------                        ----          ----          ----
Net debt - beginning of year               $  8,288      $  9,984      $ 10,055
                                           --------      --------      --------
Cash provided by continuing operations        2,419         5,070         4,840
Purchases of property, plant &
   equipment & investment in affiliates      (1,634)       (2,022)       (2,103)
Net payments for businesses acquired            (78)          (46)       (5,073)
Proceeds from sales of assets                   253           703           609
Net proceeds from sale of
   DuPont Pharmaceuticals                     7,798            --            --
Dividends paid to stockholders               (1,460)       (1,465)       (1,511)
Acquisition of treasury stock                (1,818)         (462)         (690)
Increase in minority interests                1,980            --           105
Net cash flow from
   discontinued operations                     (110)           --         4,475
Other                                           (28)          (82)         (581)
                                           --------      --------      --------
Decrease in net debt                          7,322         1,696            71
                                            -------      --------      --------
NET DEBT - END OF YEAR                     $    966      $  8,288      $  9,984
                                           ========      ========      ========

Net debt was reduced by $7.3 billion in 2001 from $8.3 billion at year-end 2000 to $1.0 billion at year-end 2001 largely as a result of the sale of DuPont Pharmaceuticals. Net debt at year-end 1999 totaled $10 billion. The programs described below also contributed to reduced debt levels.

To broaden sources of liquidity and improve financial flexibility the company has entered into two minority interest structures and an accounts receivable securitization program. In addition, the company entered into a synthetic lease program to improve the efficiency and effectiveness of its leasing activities. The minority interest transactions provided the company with a new source of funding at a cost essentially equivalent to debt. The accounts receivable securitization provided additional liquidity at competitive rates.


MINORITY INTEREST STRUCTURES

In May and December 2001, the company received proceeds of $637 million and $1,400 million, respectively, from two minority interest transactions. Costs incurred in connection with these transactions totaled $42 million and are being amortized to expense over a five-year period. The proceeds were used to reduce debt and are reported as Minority Interests in the Consolidated Balance Sheet. The company does not expect to obtain additional investment proceeds utilizing these structures.

The minority investors earn a preferred, cumulative adjustable return on their investment. The after-tax distribution reflected in Minority Interests in Earnings of Consolidated Subsidiaries for 2001 totaled $14 million, reflecting a preferred return of 2.9 percent. In addition, amortized costs of $2 million in 2001 were reported in Minority Interests in Earnings of Consolidated Subsidiaries.

The legal structure for the above transactions in each case involved creating new consolidated limited liability companies with separate assets and liabilities. DuPont contributed cash as part of the capital structure and assets that provide security for the repayment of capital to the unrelated minority investors. The substance of these transactions is to monetize selected assets in exchange for a cash investment that earns an adjustable preferred return paid to the minority investors. The assets involved remain on the company's Consolidated Balance Sheet and continue to be managed by the company. In addition, the company manages the new companies and generally has the right to dispose of their assets for fair value and substitute cash or other assets of equal value as security to the minority investors, provided the minority investors consent to the asset substitution. Secured assets included in the above transactions are real estate, nonstrategic operating assets and equity securities in certain consolidated companies.

The company has the option to redeem some or all of the minority interests in both transactions at any time. In limited circumstances, such as nonpayment of the preferred return, the minority investors can require the sale of the assets in the new companies. By 2006 the minority investors' adjustable returns may be renegotiated at the request of the company or the minority investors. If agreement on the adjustable returns is not reached, the company will redeem the minority interests or remarket them to other third parties.


RECEIVABLES SECURITIZATION PROGRAM

An accounts receivable securitization program was initiated in 2000 to sell an interest in a revolving pool of trade accounts receivable. Under the program, the company sells certain trade receivables to a consolidated company which in turn sells an interest in those receivables to third parties. Proceeds received in 2000 from the sale of the interest were $610 million and were reflected as a reduction in trade accounts receivable. At December 31, 2001, the interest had been reduced to $468 million. Miscellaneous receivables include an overcollateralization of $130 million as security for this program.

The cost of this program is competitive with other sources of financing, and cash proceeds were used to reduce debt. Expenses in connection with this program were $16 million and


                          DuPont 2001 Annual Report 31

                      Management's Discussion and Analysis


$27 million in 2000 and 2001, respectively. The company may terminate the program at any time by stopping the sale of receivables. In the future, the company does not expect the interest sold in the revolving pool of receivables to exceed $500 million.


SYNTHETIC LEASE PROGRAM

A synthetic lease program was implemented in 2000 as an alternative financing source for selected assets at competitive rates. In 2000 and 2001 this program was used for the sale and leaseback of corporate aircraft, rail cars and other equipment. In addition, the company has entered into agreements to lease, upon completion, manufacturing facilities in Singapore and Tennessee for the Specialty Fibers segment. The total value of assets under these leases as of December 31, 2001, was $450 million with lease terms ranging from one to seven years. Lease payments totaled $21 million in 2001 and were reported as operating expense in the Consolidated Income Statement. These are operating leases and accordingly the related assets and liabilities are not recorded on the company's Consolidated Balance Sheet. The company may terminate the program at any time by purchasing the assets. Should the company decide neither to renew the leases nor to exercise its purchase option, it must pay the owner a residual value guarantee amount, which may be recovered from a sale of the property to a third party. Residual value guarantees totaled $264 million at December 31, 2001.

Information related to the company's contractual obligations and commercial commitments are summarized in the following tables (dollars in millions):


                                            Payments Due In
                                            ---------------
                        Total at                                          2007
Contractual           December 31,                2003-       2005-       and
Obligations               2001        2002        2004        2006       beyond
                         ------      ------      ------      ------      ------
Long-term debt(1)        $6,353      $1,050      $1,751      $  472      $3,080

Capital lease
obligations(1)               50           3           6           7          34

Operating leases(2)         905         200         272         173         260

Unconditional
purchase
obligations(3)              171         110          19          20          22

Other long-term
obligations(4)              757         150         284         268          55
                         ------      ------      ------      ------      ------
Total contractual
cash obligations         $8,236      $1,513      $2,332      $  940      $3,451
                         ======      ======      ======      ======      ======

(1) Includes the portion payable within one year; see Note 20 to the consolidated financial statements.

(2) Includes synthetic leases with contractual obligations totaling $76 million.

(3) Includes fixed obligations to purchase certain raw materials.

(4) Includes long-term contracts with Computer Sciences Corporation and Accenture LLP for information technology infrastructure and information systems consulting.


                                  Total at
                                December 31,
Commercial Commitments             2001
----------------------             ----
Lines of credit                   $   --

Standby letters of credit             17

Guarantees(1)                      1,913

Residual value guarantees(2)         264
                                  ------
Total commercial commitments      $2,194
                                  ======

(1) Includes direct guarantees of affiliates and other companies of $953 million and guarantees of certain financial obligations of Conoco of $960 million; see Note 25 to the consolidated financial statements.

(2) Applicable to the company's synthetic lease program.


In summary, the company expects to meet its $8.2 billion contractual obligations through its normal sources of liquidity and does not expect to finance any of its $2.2 billion in commercial commitments. However, the company believes its financial strength and strong balance sheet could be used to satisfy these obligations and commitments should unforeseen circumstances arise.


COMMERCIAL PAPER FACILITY

In the first quarter of 2002 the company intends to implement a commercial paper conduit financing program to reduce the financing costs of the synthetic lease programs and the accounts receivable securitization program by gaining direct access to the asset-backed commercial paper market. The conduit will issue notes secured by the receivables interests, and the equipment and real estate under synthetic leases.

The legal structure of the facility will include nonconsolidated entities that are not affiliated with the company through ownership interests. No director, officer or employee of the company will be a director, officer or employee of any of these entities.


                          32 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, the company recorded charges totaling $2,250 million in 1999 with respect to two purchase business combinations completed that year. In 2000 the company recorded a credit totaling $11 million for revisions of preliminary estimates for a purchase business combination completed in 1999. There were no charges related to in-process research and development expense in 2001.

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

Management expects to continue supporting these research and development efforts. However, as noted below, there is uncertainty associated with the successful completion of these research and development projects. There can be no assurance that any of these projects will meet with either technological or commercial success. If none of these projects is successfully completed, the sales and profitability of the company may be adversely affected in future periods. Failure of any single project would not materially impact the company's financial condition, liquidity or results of operations.


VALUATION METHODOLOGY

There are three general types of in-process research and development projects - new product development projects, process modification projects and new manufacturing process projects. New product development projects have as their goal the discovery and development of new formulations and/or significant modifications of existing product formulations to meet specific end-user needs. Process modification projects have as their goal the design and development of significant modifications to existing capital assets in order to increase capacity or otherwise improve the efficiency of the manufacturing process. New manufacturing process projects have as their goal the design and development of totally new manufacturing processes. Successful completion of a project is deemed to occur when the new product or process has been defined and technological feasibility has been objectively demonstrated.

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


                    Cash flows from successful completion
         LESS:      Cash flows to complete

         LESS:      Return on assets employed
                    ---------------------------------------------
         EQUALS:    Adjusted cash flows

         TIMES:     Probability of technical & commercial success
                    ---------------------------------------------
         EQUALS:    Risk adjusted cash flows

         TIMES:     Present value factor
                    ---------------------------------------------
         EQUALS:    Fair value

Cash flows from successful completion represent the estimated future revenues and/or cost savings forecast to be realized from the successful completion of the project less the costs and expenses required to generate those revenues/cost savings. Significant assumptions include estimates of market size, market share to be achieved, timing of completion, life cycle pattern, product pricing, operating margins and the effects of competition. These projections do not anticipate material changes from historical pricing, margins and expense levels unless specifically noted otherwise.

Cash flows to complete represent the estimated future research and development costs required to complete the project, assuming the project is successful. Significant assumptions


                          DuPont 2001 Annual Report 33

                      Management's Discussion and Analysis


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

Probability of technical and commercial success represents management's informed assessment of the unique risks associated with successfully completing a specific project and implementing the project's results. It is used to adjust for the risk that a project may not be successfully completed and for the risk that, even if the project is successfully completed, it may not be able to be successfully implemented on a commercial scale. In developing these probabilities, consideration is given to scientific assessments regarding the project's stage of completion, the results achieved to date, and the complexity of completing the project. Consideration is also given to the business' historical experience with similar types of research and development projects and to the effects competition, changes in industry trends, and similar economic risks may have on successful completion of the project. Probability of technical and commercial success also is used by the company in managing its research and development activities.

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


PIONEER HI-BRED INTERNATIONAL

On October 1, 1999, the company acquired the approximately 80 percent of Pioneer Hi-Bred International not previously owned by the company for $7,684 million consisting of:

- $3,419 million representing cash payments for the purchase of Pioneer shares;

- $4,154 million representing the fair value of 68,612,135 shares of DuPont common stock issued in exchange for Pioneer shares;

- $81 million representing 80 percent of the fair value of options to purchase DuPont common stock issued in exchange for the outstanding vested options to purchase Pioneer common stock under Pioneer's employee stock option plan; and

- $30 million representing the company's estimated acquisition related costs and expenses.

The allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values, is as follows



(dollars in millions):
Current assets                                  $ 2,176

Property, plant and equipment                       602

Other assets                                      2,264

In-process research and development               2,175

Current liabilities                                (954)

Long-term borrowings                               (163)

Other liabilities                                  (287)

Deferred income taxes                              (847)

Minority interests                                   (6)
                                                -------
Total identifiable assets less liabilities      $ 4,960
                                                =======

The $2,724 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets less liabilities was recorded as goodwill.

At the date of acquisition, Pioneer had extensive research and development efforts underway that met the criteria for purchased in-process research and development. These research and development activities had as their goals (a) the improvement of harvestable yield, (b) the reduction of crop losses, grower input costs and risk through genetically improving insect, disease and herbicide resistance and (c) improvement of the quality of the grain and forage produced through a combination of traditional breeding methods and modern biotechnology.

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

New product development for traditional businesses consists of Pioneer's seed research done through classical plant breeding


                          34 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


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

                                                    Probability of
                                   Approximate       Technical &
Stage of                            Number of         Commercial
Completion                           Hybrids           Success
----------                           -------           -------
First cross                         1,000,000              0.01%

Second generation                     210,000              0.02%

R1 - R2                                10,000              0.50%

R3                                        250             20.00%

R4                                        160             30.00%

R5                                         50             95.00%
                                    =========           =======

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

Approximately 53 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to develop resistance to a broad spectrum of lepidopteran insects, including European corn borer. At the date of acquisition, this project was expected to be completed in 2002 and the probability of technical and commercial success was estimated to be 85 percent. At December 31, 2001, this project is expected to be completed in 2003 and the probability of technical and commercial success is estimated to be 95 percent.

Approximately 20 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to impart resistance to molds and mycotoxins. At the date of acquisition, this project was expected to be completed in 2004 and the probability of technical and commercial success was estimated to be 80 percent. At December 31, 2001, this project is expected to be


                          DuPont 2001 Annual Report 35

                      Management's Discussion and Analysis


completed in 2009 and the probability of technical and commercial success is estimated to be 40 percent.

Approximately 15 percent of the estimated fair value of research and development projects related to trait and technology development is represented by a project to develop resistance to corn rootworm. At the date of acquisition, this project was expected to be completed in 2002 and the probability of technical and commercial success was estimated to be 65 percent. At December 31, 2001, this project is expected to be completed in 2004 and the probability of technical and commercial success is estimated to be 80 percent.

The remaining approximately 12 percent of the estimated fair value of research and development projects related to trait and technology development is represented by projects to develop sclerotinia resistance in oil seeds; nuclear male sterility in corn; and high oleic high oil corn. At the date of acquisition, these projects were expected to be completed in 2003, 2005 and 2004, respectively, and the probability of technical and commercial success was estimated to be 65 percent, 70 percent and 80 percent, respectively. At December 31, 2001, the research project to develop sclerotinia resistance in oil seeds expanded and is expected to be completed between 2005 and 2008, and the probability of technical and commercial success is estimated to be from 50 percent to 70 percent depending on the particular oil seed involved. The project to develop nuclear male sterility in corn is expected to be completed in 2006 and the probability of technical and commercial success is estimated to be 95 percent. The project to develop high oleic high oil corn was discontinued.

At the date of acquisition, the company expected to spend approximately $960 million through 2006 to complete these projects. Risk adjusted cash flows were discounted to present value using discount rates ranging from 12.25 percent to
13.75 percent, except for the high oleic high oil corn trait and technology project for which a 17 percent discount rate was used. These discount rates are somewhat higher than the 11.5 percent estimated weighted average cost of capital for Pioneer and are intended to compensate for projection risk and market uncertainty beyond that explicitly addressed in the cash flow projections. Future results of Pioneer may be significantly affected by government programs, weather and commodity prices.


PERFORMANCE COATINGS

In February 1999 the company purchased the global Herberts coatings business from Hoechst AG for $1,588 million cash and acquisition related costs of $10 million. The allocation of purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values, is as follows


(dollars in millions):
Current assets                                    $ 720

Property, plant and equipment                       526

Other assets                                        203

In-process research and development                  64

Liabilities (including assumed debt of $113)       (690)
                                                  -----
Total identifiable assets less liabilities        $ 823
                                                  =====

The $775 million excess of the cost of the acquisition over the estimated fair value of the identifiable assets less liabilities was recorded as goodwill.

At the date of the acquisition, the business had 29 research and development projects meeting the criteria for purchased in-process research and development. These projects were of two principal types (dollars in millions):

                                    Number of      Fair
Project Type                         Projects      Value
------------                         --------      -----
New product development                 25          $51

New manufacturing processes              4          $13
                                        ==          ===

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

Management estimates the probability of technical and commercial success for new product development projects ranges from 28 percent to 85 percent. These projects are expected to be completed by 2005.

Management estimates the probability of technical and commercial success for new manufacturing process projects ranges from 29 percent to 49 percent. These projects are expected to be completed by 2005.


                          36 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


The risk-adjusted cost to complete these 29 projects is estimated to total $24 million through 2005. As of December 31, 2001, eleven of the projects have achieved technical feasibility; five have been terminated and the remaining projects are still in process.


FINANCIAL INSTRUMENTS

DERIVATIVES AND OTHER HEDGING INSTRUMENTS

Under procedures and controls established by the company's Financial Risk Management Framework, the company enters into contractual arrangements (derivatives) in the ordinary course of business to hedge its exposure to foreign currency, interest rate and commodity price risks. The counterparties to these contractual arrangements are major financial institutions and major petrochemical and petroleum companies. Although the company is exposed to credit loss in the event of nonperformance by these counterparties, this exposure is managed through credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from any such nonperformance.


FOREIGN CURRENCY RISK

The company's objective in managing exposure to foreign currency fluctuations is to reduce earnings and cash flow volatility associated with foreign currency rate changes. Accordingly, the company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency-denominated assets, liabilities, commitments and cash flows.

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

In 2001 the company implemented a new foreign currency revenue hedging program to reduce exposure to earnings and cash flow volatility related to changes in foreign currency exchange rates. Option and forward exchange contracts are used to hedge a portion of anticipated foreign currency revenues so that gains and losses on these contracts offset changes in the related foreign currency-denominated revenues.

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


INTEREST RATE RISK

The company uses a combination of financial instruments, including interest rate swaps and structured medium-term financings, as part of its program to manage the interest rate mix of the total debt portfolio and related overall cost of borrowing.

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


                          DuPont 2001 Annual Report 37

                      Management's Discussion and Analysis


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

A portion of energy feedstock purchases is hedged to reduce price volatility using various risk management strategies. Hedged commodity purchases include natural gas, ethane and cyclohexane. In addition, certain sales of ethylene are also hedged.

Pioneer contracts with independent growers to produce finished seed inventory. Under these contracts, Pioneer compensates growers with bushel equivalents that are marketed to Pioneer for the market price of grain for a period of time following harvest. Pioneer uses derivative instruments such as commodity futures that have a high correlation to the underlying commodity to hedge the commodity price risk involved in compensating growers.

Additional details on these and other financial instruments are set forth in
Note 30 to the financial statements.


VALUE AT RISK

A Value-at-Risk analysis provides a forward-looking perspective of the maximum potential loss in fair value for a defined period of time assuming normal market conditions and a given confidence level. The company believes this analysis provides a more meaningful view of its exposure to market risk factors versus the tabular presentation of notional amounts that has been provided in the past. The company's risk management portfolio consists of a variety of hedging instruments which provide protection from volatility in the areas of interest rates, foreign currency, agricultural commodities and energy feedstock commodities. The valuations and risk calculations for the analysis were conducted using our risk management portfolios as of December 31, 2001 and 2000. The analysis used a Monte Carlo simulation model that employed 3,000 market scenarios including all risk factors associated with the hedging instruments in the company's risk management portfolios. The calculations were conducted over a 20 business day period at a 95 percent confidence level.

The following table details the results of the Value-at-Risk analysis for each significant risk management portfolio at December 31, 2001 and 2000.

(Dollars in millions)             2001       2000
---------------------             ----       ----
Interest rates                    $(30)      $ (7)

Foreign currency                   (20)       (29)

Agricultural commodities           (20)       (20)

Energy feedstock commodities       (14)        -- *
                                  ====       ====

*   No energy feedstock commodity hedges were in place at the end of 2000.


The table above represents the Value-at-Risk maximum potential pretax loss when each risk management portfolio is valued individually. The Value-at-Risk for the entire risk management portfolio is $(41) for 2001 and $(24) for 2000; these values reflect the diversification benefits and covariance correlation of the total portfolio. The model's results are only estimates and are not intended to forecast actual losses that may be incurred in future periods.

The company believes its risk management programs are highly effective, and therefore expects the potential loss in value for each risk management portfolio described above would be largely offset by changes in the value of the underlying exposures.


ENVIRONMENTAL MATTERS

DuPont operates global manufacturing facilities, product-handling and distribution facilities that are subject to a broad array of environmental laws and regulations. Company policy requires that all operations fully meet or exceed legal and regulatory requirements. In addition DuPont implements voluntary programs to reduce air emissions, eliminate the generation of hazardous waste, decrease the volume of wastewater discharges and increase the efficiency of energy use. The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be so for the foreseeable future. Even though these costs may increase in the future, they are not expected to have a material impact on the company's competitive or financial position, liquidity or results of operations.


                          38 DuPont 2001 Annual Report

                      Management's Discussion and Analysis

In 2001 DuPont spent about $103 million on environmental capital projects either required by law or necessary to meet the company's internal waste elimination and pollution prevention goals. The company currently estimates expenditures for environmental-related capital projects will total $113 million in 2002. In the United States, significant capital expenditures are expected to be required over the next decade for treatment, storage and disposal facilities for solid and hazardous waste and for compliance with the Clean Air Act (CAA). Until all CAA regulatory requirements are established and known, considerable uncertainty will remain regarding future estimates for capital expenditures. Total CAA capital costs over the next two years are currently estimated to range from $10 million to $20 million.

The Environmental Protection Agency (EPA) challenged the U.S. chemical industry to voluntarily conduct screening level health and environmental effects testing on nearly 3,000 high production volume (HPV) chemicals or to make equivalent information publicly available. A HPV chemical is a chemical listed on the 1990 Inventory Update Rule with an annual U.S. cumulative production of 1 million pounds or more. The cost to DuPont of testing for HPV chemicals it makes is estimated to be $8 million to $10 million over the next four years; for the entire industry, the cost of testing is estimated to be $500 million.

Global climate change is being addressed by the Framework Convention on Climate Change adopted in 1992. The Kyoto Protocol, adopted in December 1997, is an effort to establish short-term actions under the Convention. With completion of technical rules in November 2001, it now appears likely that the Protocol will be ratified by enough countries to become operational. The United States is unlikely to ratify the Protocol. The Protocol would establish significant emission reduction targets for six gases considered to have global warming potential and would drive mandatory reductions in developed nations outside the United States. DuPont has a stake in a number of these gases - CO2, N2O, HFCs and PFCs - and has been reducing its emissions of these gases since 1991. While well ahead of the target/timetable contemplated by the Protocol on a global basis, the company faces prospects of country-specific restrictions where major reductions have not yet been achieved. DuPont is working to enable success of emissions trading mechanisms under the Protocol that could aid in satisfying such country-specific requirements. Emission reduction mandates within the United States are not expected in the near future, although the Administration has announced plans for voluntary programs and incentives.

Estimated pretax environmental expenses charged to current operations totaled about $550 million in both 2001 and 2000 compared with $560 million in 1999. These expenses include the remediation accruals discussed below, operating, maintenance and depreciation costs for solid waste, air and water pollution control facilities and the costs of environmental research activities. The largest of these expenses in 2001 resulted from the operation of water pollution control facilities and solid waste management facilities for about $180 million and $150 million, respectively. About 77 percent of total annual expenses resulted from the operations in the United States.


REMEDIATION ACCRUALS

DuPont accrues for remediation activities when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. These accrued liabilities exclude claims against third parties and are not discounted. Much of this liability results from the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA, often referred to as Superfund), the Resource Conservation and Recovery Act (RCRA) and similar state laws. These laws require the company to undertake certain investigative and remedial activities at sites where the company conducts or once conducted operations or at sites where company-generated waste was disposed. The accrual also includes a number of sites identified by the company that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. Over the next two decades the company may incur significant costs under both CERCLA and RCRA. Considerable uncertainty exists with respect to these costs and under adverse changes in circumstances, potential liability may exceed amounts accrued as of December 31, 2001.

Remediation activities vary substantially in duration and cost from site to site. These activities, and their associated costs, depend on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, as well as the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs. At December 31, 2001, the company's balance sheet included an accrued liability of $385 million as compared with $408 million and $435 million at year-end


                          DuPont 2001 Annual Report 39

                      Management's Discussion and Analysis


2000 and 1999, respectively. Approximately 77 percent of the company's environmental reserve at December 31, 2001, was attributable to RCRA and similar remediation liabilities, while 23 percent was attributable to CERCLA liabilities. During 2001, remediation accruals of $43 million were added to the reserve compared with $38 million in 2000 and $35 million in 1999.


REMEDIATION EXPENDITURES

RCRA extensively regulates and requires permits for the treatment, storage and disposal of hazardous waste. RCRA requires that permitted facilities undertake an assessment of environmental contamination at the facility. If conditions warrant, companies may be required to remediate contamination caused by prior operations. As contrasted by CERCLA, the costs of the RCRA corrective action program are typically borne solely by the company. The company anticipates that significant ongoing expenditures for RCRA remediation activities may be required over the next two decades. Annual expenditures for the near term, however, are not expected to vary significantly from the range of such expenditures experienced in the past few years. Longer term, expenditures are subject to considerable uncertainty and may fluctuate significantly. The company's expenditures associated with RCRA and similar remediation activities were approximately $49 million in 2001, $53 million in 2000 and $43 million in 1999.

The company, from time to time, receives requests for information or notices of potential liability from the EPA and state environmental agencies alleging that the company is a "potentially responsible party" (PRP) under CERCLA or an equivalent state statute. The company has also, on occasion, been engaged in cost recovery litigation initiated by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not company owned, but allegedly contain wastes attributable to the company's past operations. As of December 31, 2001, the company had been notified of potential liability under CERCLA or state law at 359 sites around the United States, with active remediation under way at 126 of those sites. In addition, the company has resolved its liability at 134 sites, either by completing remedial actions with other PRPs or by participating in "de minimis buyouts" with other PRPs whose waste, like the company's, represented only a small fraction of the total waste present at a site. The company received notice of potential liability at 11 new sites during 2001 compared with 13 similar notices in 2000 and 10 in 1999. In 2001, 10 sites were settled by the company. The company's expenditures associated with CERCLA and similar state remediation activities were approximately $17 million in 2001, $12 million in 2000 and $19 million in 1999.

For nearly all Superfund sites, the company's potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to the company versus that attributable to all other PRPs is relatively low. Other PRPs at sites where the company is a party typically have the financial strength to meet their obligations and, where they do not, or where PRPs cannot be located, the company's own share of liability has not materially increased. There are relatively few sites where the company is a major participant, and the cost to the company of remediation at those sites, and at all CERCLA sites in the aggregate, is not expected to have a material impact on the company's competitive or financial position, liquidity or results of operations.

Total expenditures for previously accrued remediation activities under CERCLA, RCRA and similar state laws were $66 million in 2001, $65 million in 2000 and $62 million in 1999. Although future remediation expenditures in excess of current reserves are possible, the effect on future financial results is not subject to reasonable estimation because of the considerable uncertainty regarding the cost and timing of expenditures.


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


                          40 DuPont 2001 Annual Report

                      Management's Discussion and Analysis


report, the following are some of the important factors that could cause the company's actual results to differ materially from those projected in any such forward-looking statements:

- The company operates in approximately 75 countries worldwide. The company derives about half of its revenues from sales inside the United States and about half from sales outside the United States. Therefore, governmental and quasi-governmental activities, including changes in the laws or policies of any country in which the company operates, could affect the company's business and profitability in that country. Also the company's business and profitability in a particular country could be affected by political or economic repercussions on a domestic, country specific or global level from terrorist activities and the response to such activities. In addition, economic factors (including a decline in U.S. or European sales from slowing economic growth in those regions, inflation or fluctuations in interest and foreign currency exchange rates) and competitive factors (such as greater price competition or expiration of patent protection) in those countries could affect the company's revenues, expenses and results of operations.

- The company's ability to grow earnings will be affected by increases in the cost of raw materials, particularly oil, natural gas and products derived from oil and natural gas. The company may not be able to fully offset the effects of higher raw material costs through price increases or productivity improvements.

- The company's growth objectives are largely dependent on its ability to renew its pipeline of new products and to bring those products to market. This ability may be adversely affected by difficulties or delays in product development such as the inability to: identify viable new products; successfully complete research and development; obtain relevant regulatory approvals; obtain adequate intellectual property protection; or gain market acceptance of the new products.

- As part of its strategy for growth, the company has made and may continue to make acquisitions and divestitures and form strategic alliances. There can be no assurance that these will be completed or beneficial to the company.

- To a significant degree, results in the company's Agriculture & Nutrition segment reflect changes in agricultural conditions, including weather and government programs. These results also reflect the seasonality of sales of agricultural products; highest sales in the United States occur in the first half of the year. In addition, demand for products produced in these segments may be affected by market acceptance of genetically enhanced products.

- The company has undertaken and may continue to undertake productivity initiatives, including organizational restructurings and Six Sigma productivity improvement projects, to improve performance and generate cost savings. There can be no assurance that these will be completed or beneficial to the company. Also there can be no assurance that any estimated cost savings from such activities will be realized.

- The company's facilities are subject to a broad array of environmental laws and regulations. The costs of complying with complex environmental laws and regulations, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. The company's accruals for such costs and liabilities may not be adequate since the estimates on which the accruals are based depend on a number of factors including the nature of the allegation, the complexity of the site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties (PRPs) at multiparty sites, and the number and financial viability of other PRPs.

- The company's results of operations could be affected by significant litigation adverse to the company including product liability claims, patent infringement claims and antitrust claims.

The foregoing list of important factors is not inclusive, or necessarily in order of importance.


                          DuPont 2001 Annual Report 41

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

The company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The company's business ethics policy is the cornerstone of our internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards and in conformity with applicable laws. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records. The system is monitored by an extensive program of internal audit, and management believes that the system of internal controls at December 31, 2001, meets the objectives noted above.

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



/s/ C. O. Holliday, Jr.                 /s/ Gary M. Pfeiffer

Charles O. Holliday, Jr.                Gary M. Pfeiffer
Chairman of the Board                   Senior Vice President
and Chief Executive Officer             and Chief Financial Officer


February 15, 2002



Report of Independent Accountants


TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF
E. I. dU PONT DE NEMOURS AND COMPANY

In our opinion, the consolidated financial statements appearing on pages 43-75 of this Annual Report present fairly, in all material respects, the financial position of E. I. du Pont de Nemours and Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, Pennsylvania 19103


February 15, 2002


                          42 DuPont 2001 Annual Report

                              Financial Statements

       E. I. du Pont de Nemours and Company and Consolidated Subsidiaries


CONSOLIDATED INCOME STATEMENT
(Dollars in millions, except per share)
---------------------------------------                                                       ----           ----           ----
                                                                                              2001           2000           1999
                                                                                              ----           ----           ----
SALES                                                                                       $ 24,726       $ 28,268       $ 26,918
Other income (Note 2)                                                                            644            934            974
                                                                                            --------       --------       --------
                                                                                              25,370         29,202         27,892
    Total                                                                                   --------       --------       --------
                                                                                              16,727         18,207         16,991
Cost of goods sold and other operating charges (Note 3)                                        2,925          3,041          2,595
Selling, general and administrative expenses                                                   1,320          1,415          1,444
Depreciation                                                                                     434            445            246
Amortization of goodwill and other intangible assets                                           1,588          1,776          1,617
Research and development expense                                                                 590            810            535
Interest expense (Note 4)                                                                         --            (11)         2,250
Purchased in-process research and development (Note 5)                                         1,078            101            524
Employee separation costs and write-down of assets (Note 6)                                   (6,136)            --             --
Gain on sale of DuPont Pharmaceuticals (Note 7)                                                   --            (29)            --
Gain on issuance of stock by affiliates - nonoperating (Note 8)                             --------       --------       --------
                                                                                              18,526         25,755         26,202
    Total                                                                                   --------       --------       --------
                                                                                               6,844          3,447          1,690
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTERESTS                   2,467          1,072          1,410
Provision for income taxes (Note 9)                                                               49             61             61
Minority interests in earnings of consolidated subsidiaries                                 --------       --------       --------
                                                                                               4,328          2,314            219
INCOME FROM CONTINUING OPERATIONS

DISCONTINUED OPERATIONS (Note 10)                                                                 --             --          7,471
    Gain on disposal of discontinued business, net of taxes                                 --------       --------       --------
                                                                                               4,328          2,314          7,690
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE                               11             --             --
Cumulative effect of a change in accounting principle, net of taxes (Note 11)               --------       --------       --------
                                                                                            $  4,339       $  2,314       $  7,690
NET INCOME                                                                                  ========       ========       ========

BASIC EARNINGS PER SHARE OF COMMON STOCK (Note 12)                                          $   4.17       $   2.21       $    .19
    Continuing operations before cumulative effect of a change in accounting principle            --             --           6.89
    Discontinued operations                                                                 --------       --------       --------
                                                                                                4.17           2.21           7.08
    Before cumulative effect of a change in accounting principle                                 .01             --             --
    Cumulative effect of a change in accounting principle                                   --------       --------       --------
                                                                                            $   4.18       $   2.21       $   7.08
    Net income                                                                              ========       ========       ========

DILUTED EARNINGS PER SHARE OF COMMON STOCK (Note 12)                                        $   4.15       $   2.19       $    .19
    Continuing operations before cumulative effect of a change in accounting principle            --             --           6.80
    Discontinued operations                                                                 --------       --------       --------
                                                                                                4.15           2.19           6.99
    Before cumulative effect of a change in accounting principle                                 .01             --             --
    Cumulative effect of a change in accounting principle                                   --------       --------       --------
                                                                                            $   4.16       $   2.19       $   6.99
    Net income                                                                              ========       ========       ========


                              See pages 47-75 for Notes to Financial Statements.


                          DuPont 2001 Annual Report 43

                              Financial Statements

       E. I. du Pont de Nemours and Company and Consolidated Subsidiaries


CONSOLIDATED BALANCE SHEET
(Dollars in millions, except per share)
---------------------------------------                                               ----           ----
December 31                                                                           2001           2000
-----------                                                                           ----           ----
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                           $  5,763       $  1,540
Marketable debt securities                                                                85             77
Accounts and notes receivable (Note 13)                                                3,903          4,552
Inventories (Note 14)                                                                  4,215          4,658
Prepaid expenses                                                                         217            228
Deferred income taxes (Note 9)                                                           618            601
                                                                                    --------       --------
    Total current assets                                                              14,801         11,656
                                                                                    --------       --------
PROPERTY, PLANT AND EQUIPMENT (Note 15)                                               33,778         34,650
Less: Accumulated depreciation                                                        20,491         20,468
                                                                                    --------       --------
    Net property, plant and equipment                                                 13,287         14,182
                                                                                    --------       --------
GOODWILL AND OTHER INTANGIBLE ASSETS (Note 16)                                         6,897          8,365
INVESTMENT IN AFFILIATES (Note 17)                                                     2,045          2,206
OTHER ASSETS (Notes 9 and 18)                                                          3,289          3,017
                                                                                    --------       --------
TOTAL                                                                               $ 40,319       $ 39,426
                                                                                    ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable (Note 19)                                                          $  2,219       $  2,731
Short-term borrowings and capital lease obligations (Note 20)                          1,464          3,247
Income taxes (Note 9)                                                                  1,295            250
Other accrued liabilities (Note 21)                                                    3,089          3,027
                                                                                    --------       --------
    Total current liabilities                                                          8,067          9,255
LONG-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS (Note 22)                           5,350          6,658
OTHER LIABILITIES (Note 23)                                                            7,336          7,729
DEFERRED INCOME TAXES (Note 9)                                                         2,690          2,105
                                                                                    --------       --------
    Total liabilities                                                                 23,443         25,747
                                                                                    --------       --------
MINORITY INTERESTS (Note 24)                                                           2,424            380
                                                                                    --------       --------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 25)
STOCKHOLDERS' EQUITY (next page)
Preferred stock, without par value - cumulative; 23,000,000 shares authorized;
issued at December 31:
    $4.50 Series - 1,672,594 shares (callable at $120)                                   167            167
    $3.50 Series - 700,000 shares (callable at $102)                                      70             70
Common stock, $.30 par value; 1,800,000,000 shares authorized;
    Issued at December 31, 2001 - 1,088,994,789; 2000 - 1,129,973,354                    327            339
Additional paid-in capital                                                             7,371          7,659
Reinvested earnings                                                                   13,517         12,153
Accumulated other comprehensive income (loss)                                           (273)          (188)
Common stock held in trust for unearned employee compensation and benefits
    (Flexitrust), at market (Shares: December 31, 2001 - 0; 2000 - 3,601,199)             --           (174)
Common stock held in treasury, at cost
    (Shares: December 31, 2001 - 87,041,427; 2000 - 87,041,427)                       (6,727)        (6,727)
                                                                                    --------       --------
    Total stockholders' equity                                                        14,452         13,299
                                                                                    --------       --------
TOTAL                                                                               $ 40,319       $ 39,426
                                                                                    ========       ========

                              See pages 47-75 for Notes to Financial Statements.


                          44 DuPont 2001 Annual Report

                              Financial Statements

       E. I. du Pont de Nemours and Company and Consolidated Subsidiaries


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (Notes 26 and 27)
(Dollars in millions, except per share)
---------------------------------------

                                                                           Accumulated                            Total      Total
                                                   Additional                 Other                               Stock-    Compre-
                                Preferred  Common    Paid-In   Reinvested  Comprehensive              Treasury   holders'   hensive
                                  Stock     Stock    Capital    Earnings   Income (Loss)  Flexitrust   Stock      Equity    Income
                                 --------  ------    --------    --------       --------    --------  --------   --------  --------
1999
Balance January 1, 1999          $    237  $  342    $  7,854    $  6,705       $   (432)   $   (752) $     --   $ 13,954
                                 --------  ------    --------    --------       --------    --------  --------   --------
Net income                                                          7,690                                                  $  7,690
Cumulative translation
    adjustment                                                                       172                                        172
Minimum pension liability                                                             76                                         76
Net unrealized gain on
    securities                                                                        51                                         51
                                                                                                                           --------
Total comprehensive income                                                                                                 $  7,989
                                                                                                                           ========
Common dividends
    ($1.40 per share)                                              (1,501)
Preferred dividends                                                   (10)
Treasury stock
    Acquisition                                                                                        (12,095)
    Businesses acquired                                    (5)     (1,147)                               5,324
    Retirement                                             (6)        (38)                                  44
Common stock issued
    Flexitrust                                           (220)                                   427
Compensation plans                                        159
Adjustments to market value                               159                                   (159)
                                 --------  ------    --------    --------       --------    --------  --------   --------
Balance December 31, 1999        $    237  $  342    $  7,941    $ 11,699       $   (133)   $   (484) $ (6,727)  $ 12,875
                                 --------  ------    --------    --------       --------    --------  --------   --------

2000
Net income                                                          2,314                                                  $  2,314
Cumulative translation
    adjustment                                                                       (38)                                       (38)
Minimum pension liability                                                              4                                          4
Net unrealized (loss) on
    securities                                                                       (21)                                       (21)
                                                                                                                           --------
Total comprehensive income                                                                                                 $  2,259
                                                                                                                           ========
Common dividends
($1.40 per share)                                                  (1,455)
Preferred dividends                                                   (10)
Treasury stock
    Acquisition                                                                                           (462)
    Retirement                                 (3)        (64)       (395)                                 462
Common stock issued
    Flexitrust                                            (96)                                   204
Compensation plans                                        (16)
Adjustments to market value                              (106)                                   106
                                 --------  ------    --------    --------       --------    --------  --------   --------
Balance December 31, 2000        $    237  $  339    $  7,659    $ 12,153       $   (188)   $   (174) $ (6,727)  $ 13,299
                                 --------  ------    --------    --------       --------    --------  --------   --------

2001
Net income                                                          4,339                                                  $  4,339
Cumulative translation
    adjustment                                                                       (19)                                       (19)
Cumulative effect of a
    change in accounting
    principle                                                                          6                                          6
Net revaluation and clearance
    of cash flow hedges
    to earnings                                                                      (32)                                       (32)
Minimum pension liability                                                            (16)                                       (16)
Net unrealized (loss)
    on securities                                                                    (24)                                       (24)
                                                                                                                           --------
Total comprehensive income                                                                                                 $  4,254
                                                                                                                           ========
Common dividends
    ($1.40 per share)                                              (1,450)
Preferred dividends                                                   (10)
Treasury stock
    Acquisition                                                                                         (1,818)
    Retirement                                (12)       (291)     (1,515)                               1,818
Common stock issued
    Flexitrust                                            (47)                                   165
Compensation plans                                         59
Adjustments to market value                                (9)                                     9
                                 --------  ------    --------    --------       --------    --------  --------   --------
Balance December 31, 2001        $    237  $  327    $  7,371    $ 13,517       $   (273)   $     --  $ (6,727)  $ 14,452
                                 ========  ======    ========    ========       ========    ========  ========   ========

                              See pages 47-75 for Notes to Financial Statements.


                          DuPont 2001 Annual Report 45

                              Financial Statements

       E. I. du Pont de Nemours and Company and Consolidated Subsidiaries


CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in millions)
------------------------------------                                                   ----          ----          ----
                                                                                       2001          2000          1999
                                                                                       ----          ----          ----
CASH PROVIDED BY CONTINUING OPERATIONS
Net income                                                                           $ 4,339       $ 2,314       $ 7,690
Adjustments to reconcile net income to cash provided by continuing operations:
  Net income from discontinued operations                                                 --            --        (7,471)
  Cumulative effect of a change in accounting principle (Note 11)                        (11)           --            --
  Depreciation                                                                         1,320         1,415         1,444
  Amortization of goodwill and other intangible assets                                   434           445           246
  Purchased in-process research and development (Note 5)                                  --           (11)        2,250
  Gain on sale of DuPont Pharmaceuticals (Note 7)                                     (6,136)           --            --
  Other noncash charges and credits - net                                                965           899           443
  Decrease (increase) in operating assets:
    Accounts and notes receivable                                                        435           379           (21)
    Inventories and other operating assets                                              (362)         (727)         (384)
  Increase (decrease) in operating liabilities:
    Accounts payable and other operating liabilities                                    (634)           87           185
    Accrued interest and income taxes (Notes 4 and 9)                                  2,069           269           458
                                                                                     -------       -------       -------
     Cash provided by continuing operations                                            2,419         5,070         4,840
                                                                                     -------       -------       -------
INVESTMENT ACTIVITIES OF CONTINUING OPERATIONS (Note 28)
Purchases of property, plant and equipment                                            (1,494)       (1,925)       (2,055)
Investments in affiliates                                                               (140)          (97)          (48)
Payments for businesses (net of cash acquired)                                           (78)          (46)       (5,073)
Proceeds from sales of assets                                                            253           703           609
Net proceeds from sale of DuPont Pharmaceuticals (Note 7)                              7,798            --            --
Net decrease (increase) in short-term financial instruments                               (2)           25          (258)
Miscellaneous - net                                                                     (117)           96            14
                                                                                     -------       -------       -------
     Cash provided by (used for) investment activities of continuing operations        6,220        (1,244)       (6,811)
                                                                                     -------       -------       -------
FINANCING ACTIVITIES
Dividends paid to stockholders                                                        (1,460)       (1,465)       (1,511)
Net (decrease) in short-term borrowings                                               (1,588)          (95)       (3,244)
Long-term and other borrowings:
  Receipts                                                                               904         4,996         8,420
  Payments                                                                            (2,214)       (6,574)       (5,612)
Acquisition of treasury stock (Note 26)                                               (1,818)         (462)         (690)
Proceeds from exercise of stock options                                                  153            63           168
Increase in minority interests (Note 24)                                               1,980            --           105
                                                                                     -------       -------       -------
     Cash provided by (used for) financing activities                                 (4,043)       (3,537)       (2,364)
                                                                                     -------       -------       -------
Net cash flow from discontinued operations*                                             (110)           --         4,475
Effect of exchange rate changes on cash                                                 (263)         (215)         (108)
                                                                                     -------       -------       -------
INCREASE IN CASH AND CASH EQUIVALENTS                                                $ 4,223       $    74       $    32
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         1,540         1,466         1,434
                                                                                     -------       -------       -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                             $ 5,763       $ 1,540       $ 1,466
                                                                                     =======       =======       =======

*   Includes payments of direct expenses related to the Conoco divestiture.

    See pages 47-75 for Notes to Financial Statements.

                          46 DuPont 2001 Annual Report

                          Notes to Financial Statements

                     (Dollars in millions, except per share)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DuPont follows generally accepted accounting principles. The significant accounting policies described below, together with the other notes that follow, are an integral part of the consolidated financial statements.



NEW ACCOUNTING STANDARDS

In 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The company will adopt SFAS No. 142 on January 1, 2002. SFAS No. 142 requires that goodwill and indefinite-lived intangible assets no longer be amortized. In addition, an initial (and annually thereafter) impairment test of these assets must be performed. In the initial test, if there is impairment, an adjustment must be recorded in Net Income as a Cumulative Effect of a Change in Accounting Principle (Net of Tax). Impairment losses after the initial adoption impairment test will be recorded as part of Income from Continuing Operations.



In addition, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The company will adopt SFAS No. 143 on January 1, 2003. The provisions of SFAS No. 143 require companies to record an asset and related liability for the costs associated with the retirement of a long-lived tangible asset if a legal liability to retire the asset exists.



The FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The company will adopt SFAS No. 144 on January 1, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 for the disposal of a segment of business. SFAS No. 144 retains the basic principles of SFAS No. 121 for long-lived assets to be disposed of by sale or held and used and broadens discontinued operations presentation to include a component of an entity that is held for sale or that has been disposed of.



BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and all of its subsidiaries in which a controlling interest is maintained. For those consolidated subsidiaries in which DuPont ownership is less than 100 percent, the outside stockholders' interests are shown as Minority Interests. Investments in affiliates over which the company has significant influence but not a controlling interest are carried on the equity basis. Investments in affiliates over which the company does not have significant influence are accounted for by the cost method.



REVENUE RECOGNITION

The company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with terms of the agreement, title and risk of loss have been transferred, collectibility is probable, and pricing is fixed or determinable. Accruals are made for sales returns and other allowances based on the company's experience. The company accounts for sales incentives as a reduction in revenue at the time revenue is recorded. Royalty income is recognized in accordance with agreed upon terms, when the amount is determinable and collectibility is probable.



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



INVESTMENTS IN SECURITIES

Marketable Debt Securities represent investments in fixed and floating rate financial instruments with maturities of twelve months or less from time of purchase. They are classified as held-to-maturity and recorded at amortized cost.



Other Assets includes Long-Term Investments in Securities which comprises marketable equity securities and other securities and investments for which market values are not readily available. Marketable equity securities are classified as available-for-sale and reported at fair value. Fair value is based on quoted market prices as of the end of the reporting period. Unrealized gains and losses are reported, net of their related tax effects, as a component of Accumulated Other Comprehensive Income (Loss) in stockholders' equity until sold. At the time of sale, any gains or losses calculated by the specific identification method are



                          DuPont 2001 Annual Report 47

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



recognized in Other Income. Losses are also recognized in income when a decline in market value is deemed to be other than temporary. Other securities and investments for which market values are not readily available are carried at cost. See Note 18.



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



PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (PP&E) is carried at cost and is depreciated using the straight-line method. PP&E placed in service prior to 1995 is depreciated under the sum-of-the-years' digits method or other substantially similar methods. Substantially all equipment and buildings are depreciated over useful lives ranging from 15 to 25 years. Capitalizable costs associated with computer software for internal use are amortized on a straight-line basis over 5 to 7 years. When assets are surrendered, retired, sold or otherwise disposed of, their gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals.



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



Costs related to environmental remediation are charged to expense. Other environmental costs are also charged to expense unless they increase the value of the property or reduce or prevent contamination from future operations, in which case they are capitalized.



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


                          48 DuPont 2001 Annual Report

                          Notes to Financial Statements

                     (Dollars in millions, except per share)

Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be permanently invested. Investment tax credits or grants are accounted for in the period earned (the flow-through method).

FOREIGN CURRENCY TRANSLATION

The U.S. dollar is the functional currency of most of the company's worldwide continuing operations. For subsidiaries where the U.S. dollar is the functional currency, all foreign currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses, property, plant and equipment, and intangible assets, which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.



For subsidiaries where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into U.S. dollars at end-of-period exchange rates, and the resultant translation adjustments are reported, net of their related tax effects, as a component of Accumulated Other Comprehensive Income (Loss) in stockholders' equity. Assets and liabilities denominated in other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resultant exchange gains or losses are included in income in the period in which they occur. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period.



HEDGING AND TRADING ACTIVITIES

On January 1, 2001, DuPont adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The new standard requires that all derivative instruments be reported on the balance sheet at their fair values. For derivative instruments designated as fair value hedges, changes in the fair values of the derivative instruments will generally be offset on the income statement by changes in the fair value of the hedged items. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in Accumulated Other Comprehensive Income (Loss) until it is cleared to earnings during the same period in which the hedged item affects earnings. The ineffective portion of all hedges is recognized in current period earnings. Changes in the fair values of derivative instruments that are not designated as hedges are recorded in current period earnings.



The company routinely uses forward exchange contracts to hedge its net exposure, by currency, related to monetary assets and liabilities denominated in currencies other than the functional currency. Exchange gains and losses associated with these contracts are included in income in the period in which they occur and substantially offset the exchange gains and losses arising from remeasurement as described above. As a result, net exchange gains and losses are not expected to be material in amount.



Option and forward exchange contracts are routinely used to offset a portion of the company's exposure to foreign currency-denominated revenues. These hedges qualify as cash flow hedges under SFAS No. 133 which requires that the effective portion of gains and losses on the contracts be deferred in Accumulated Other Comprehensive Income (Loss) and later reclassified into earnings during the same period in which the related exposure impacts earnings.



The company selectively enters into forward exchange contracts and similar agreements to effectively convert firm foreign currency commitments to functional currency-denominated transactions.



The company enters into interest rate swap agreements as part of its program to manage the fixed and floating interest rate mix of its total debt portfolio and related overall cost of borrowing. The differential to be paid or received is accrued as interest rates change and is recognized in earnings over the life of the agreements. All of the company's interest rate swaps qualify for the shortcut method of hedge accounting under SFAS No. 133, thus there is no ineffectiveness reported in earnings related to these hedges.



The company enters into commodity futures, forward, option and swap contracts to hedge its exposure to price fluctuations for certain raw material purchases, and sales of product dependent upon key commodity ingredients. These hedges are highly effective and are accounted for as cash flow hedges under SFAS No. 133.







                          DuPont 2001 Annual Report 49

                          Notes to Financial Statements

                     (Dollars in millions, except per share)

Pioneer contracts with independent growers to produce finished seed inventory. Under these contracts, Pioneer compensates growers with bushel equivalents that are marketed to Pioneer for the market price of grain for a period of time following harvest. Pioneer uses derivative instruments such as commodity futures that have a high correlation to the underlying commodity to hedge the commodity price risk involved in compensating growers. These hedges are accounted for as cash flow hedges under SFAS No. 133.

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



RECLASSIFICATIONS

Certain reclassifications of prior years' data have been made to conform to 2001 classifications.




2.  OTHER INCOME


                                             2001          2000          1999
                                             ----          ----          ----
Royalty income                               $380          $349          $289

Interest income, net of miscellaneous
   interest expense                           146           168           185(1)

Equity in earnings (losses) of
   affiliates (see Note 17)                   (43)          289           135

Gains (losses) on sales of assets              47(2)        394(3)         16(4)

Miscellaneous income and
   expenses - net                             114          (266)(5)       349(6)
                                             ----          ----          ----

                                             $644          $934          $974
                                             ====          ====          ====


(1) Includes a $80 benefit related to recalculation of interest on federal tax refunds and liabilities.


(2) Includes a $52 gain from the company's sale of a portion of its interest in DuPont Photomasks, Inc.

(3) Includes gains of $176 resulting from the sale by Pioneer of certain investment securities and $94 associated with the company's sale of a portion of its interest in DuPont Photomasks, Inc.

(4) Includes a $55 loss on formation of the DuPont Teijin Films(TM) joint venture.

(5) Includes a $342 noncash charge associated with writing down the company's investment in WebMD to estimated fair market value in recognition that such decline is other than temporary and writing off warrants returned to WebMD in connection with terminating the company's 1999 health care collaboration agreement.

(6) Includes a $336 noncash gain associated with exchanging the company's investment in WebMD for Healtheon/WebMD, and a $131 exchange loss on forward exchange contracts purchased in 1998 to lock in the U.S. dollar cost of the acquisition of Herberts.




3.  COST OF GOODS SOLD AND OTHER OPERATING CHARGES


In accordance with purchase accounting rules, Pioneer inventories which were acquired on October 1, 1999, were recorded at estimated fair value. The increase in inventory values above Pioneer's pre-acquisition historical cost was, under the FIFO method, recorded in cost of goods sold as the inventory on hand at the acquisition date was sold. This inventory step-up resulted in noncash charges to cost of goods sold of $140 and $609 in 2001 and 2000, respectively.




4.  INTEREST EXPENSE


                                                  2001         2000         1999
                                                  ----         ----         ----
Interest incurred                                 $652         $879         $642

Less: Interest capitalized                          62           69          107
                                                  ----         ----         ----

                                                  $590         $810         $535
                                                  ====         ====         ====


Interest paid (net of amounts capitalized) was $641 in 2001, $823 in 2000 and $471 in 1999.




                          50 DuPont 2001 Annual Report

                          Notes to Financial Statements

                     (Dollars in millions, except per share)

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



In 1999 estimated charges of $2,186 and $64 were recorded in conjunction with the purchase of the remaining 80 percent interest in Pioneer and the purchase of the Herberts coatings business, respectively, based on preliminary allocations of purchase price. See Note 28.




6.  EMPLOYEE SEPARATION COSTS AND WRITE-DOWN OF ASSETS



2001 ACTIVITIES


During 2001 the company recorded a net charge of $1,078. Charges of $1,087 are discussed below under 2001 activities; these charges were partially offset by a benefit of $9 to reflect changes in estimates related to restructuring initiatives discussed below under the respective prior years' activities.



Restructuring programs were instituted in 2001 to further align resources consistent with the specific missions of the individual businesses thereby improving competitiveness, accelerating progress toward sustainable growth and addressing weakening economic conditions, particularly in the United States. In addition, write-downs were recorded in the company's Polyester and Agriculture & Nutrition segments. Charges related to these activities totaling $1,087 reduced segment earnings as follows: Agriculture & Nutrition - $154; Nylon - $209; Performance Coatings & Polymers - $84; Pigments & Chemicals - $47; Polyester - $441; Specialty Fibers - $45; Specialty Polymers - $49; and Other - $58.



These charges included $432 related to termination payments for approximately 5,500 employees involved in technical, manufacturing, marketing and administrative activities. Charges have been reduced by estimated reimbursements pursuant to a manufacturing alliance with a third party. These charges reduced segment earnings as follows: Agriculture & Nutrition - $64; Nylon - $81; Performance Coatings & Polymers - $56; Pigments & Chemicals - $27; Polyester - $52; Specialty Fibers - $45; Specialty Polymers - $49; and Other - $58. Termination benefits were communicated to employees prior to June 30, 2001, and such benefits may be settled over time or at the time of termination. At December 31, 2001, approximately $217 had been settled and charged against the related liability; this includes payments of about $95 from the company's pension trust fund. Approximately 4,700 employees had been terminated as of December 31, 2001, and the remaining employee terminations will be completed during 2002.



The charge also included $293 related to the write-down of operating facilities that were shut down principally due to transferring production to more cost competitive facilities. The charge covers the net book value of the facilities of $214 and the estimated dismantlement and removal costs less proceeds from the sale of equipment and scrap and reimbursements from third parties of $79. The largest component relates to the shutdown of Nylon manufacturing facilities in Argentina; Germany; Camden, South Carolina; Chattanooga, Tennessee; and Seaford, Delaware, of $128. An additional $119 relates to the shutdown of Polyester manufacturing facilities in Wilmington and Kinston, North Carolina, and Circleville, Ohio. Other charges of $46 are principally related to the shutdown of operating facilities in the Agriculture & Nutrition and Pigments & Chemicals segments. At December 31, 2001, approximately $19 had been settled and charged against the liability for dismantlement and removal and these activities will be essentially completed in 2002. The effect of these shutdowns on operating results was not material.



In connection with the final integration of the Herberts acquisition by DuPont Performance Coatings, a charge of $20 relates to the cancellation of contractual agreements. About $9 had been settled and charged against this liability at




                          DuPont 2001 Annual Report 51

                         Notes to Financial Statements



                    (Dollars in millions, except per share)



December 31, 2001. Termination of services under these contractual agreements will be completed in 2002. The effect of these contract terminations on operating results was not material.



An additional charge of $342 relates to the write-down of assets to their net realizable value. A charge of $270 was recorded in the Polyester segment in connection with the company's announcement that it had reached a definitive agreement to sell its U.S. polymer grade TPA (terephthalic acid) and Melinar(R) PET container resins businesses along with their associated manufacturing assets in Wilmington and Fayetteville, North Carolina, and Charleston, South Carolina, and to exit a polyester staple fiber joint venture. The transaction closed in July 2001. This reflects a continuation of the company's previously announced strategy to reshape its polyester investment. In addition the company recorded charges totaling $72 to write down intangible assets in the Agriculture & Nutrition segment. A charge of $30 was recorded pursuant to a sale of intellectual property that closed in July 2001. The company had previously established an intangible asset in connection with acquired patents principally related to wheat-based food ingredients. Due to significantly lower than expected opportunities in the specialty food ingredient market, the company has exited this market segment. An additional charge of $42 was recorded to write down an intangible asset due to a deteriorating market outlook that resulted in discontinuing development efforts for high oil corn products using the TOPCROSS(R) system. As a result, an impairment charge was recorded to write down the intangible asset to its estimated fair value based on the present value of future cash flows.



Account balances and activity for the 2001 programs are summarized below:





                                        Write-      Employee     Other
                                         down      Separation     Exit
                                      of Assets      Costs       Costs       Total
                                      ---------      -----       -----       -----
Charges to income in 2001              $   556      $   432     $    99     $ 1,087

Changes to accounts

   Asset impairments                      (342)                                (342)

   Employee separation
    settlements                                        (217)                   (217)

   Facility shutdowns                     (214)                                (214)

   Other expenditures                                               (28)        (28)
                                       -------      -------     -------     -------

Balance at December 31, 2001           $    --      $   215     $    71     $   286
                                       =======      =======     =======     =======


2000 ACTIVITIES


During 2000 the company recorded a net charge of $101. Charges totaling $124 relate to restructuring activities in the following segments: Performance Coatings & Polymers - $96; and Pigments & Chemicals - $28. In 2000 these charges were partially offset by a benefit of $20 to reflect changes in estimates related to restructuring initiatives and $3 to reflect higher than expected proceeds from the sale of assets as discussed below under the respective prior years' activities.



Performance Coatings & Polymers



A restructuring program (Phase II) was instituted to continue the consolidation of business assets and to eliminate redundancies as a result of the acquisition of Herberts in 1999 by DuPont Performance Coatings. Charges resulting from these activities totaled $96. The charges included $71 related to termination payments to be settled over time for about 1,000 employees involved in technical, manufacturing, marketing and administrative activities. As of June 30, 2001, essentially all employees had been terminated. At December 31, 2001, about $64 had been settled and charged against the related liabilities. Charges of $13 related to the write-down of operating facilities in Germany and the United States that were shut down in the second quarter. The remaining charge of $12 relates to the cancellation of contractual agreements. A net benefit of $2 was recorded in 2001 to reflect lower costs associated with contract cancellations. At December 31, 2001, about $10 had been settled and charged against the related liability, thereby completing these activities.



Pigments & Chemicals



A restructuring program was instituted in the third quarter to address poor economic and intensely competitive market conditions for the DuPont Chemical Solutions Enterprise. Charges resulting from this restructuring totaled $28. This charge included $24 related to the write-down of operating facilities at the New Jersey Chambers Works site that were shut down in the third quarter. The charge covers the net book value of the facilities of $15 and estimated dismantlement and removal costs less estimated proceeds from the sale of equipment and scrap of $9. The effect of this shutdown on operating results was not material. At December 31, 2001, about $9 had been settled and charged against the liability for




                          52 DuPont 2001 Annual Report

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



dismantlement and removal, thereby completing these activities. The remaining restructuring charge of $4 relates to employee termination payments to be settled over time for approximately 65 employees involved in manufacturing and technical activities. As of March 31, 2001, essentially all employees had been terminated, and at December 31, 2001, about $4 in employee termination payments had been settled and charged against the related liability, thereby completing the program.



Account balances and activity for the 2000 restructuring programs are summarized below:





                                       Write-      Employee       Other
                                        down      Separation      Exit
                                      of Assets      Costs        Costs         Total
                                      ---------      -----        -----         -----
Charges to income in 2000             $     28     $     75     $     21      $    124

Changes to accounts


   Employee separation
     settlements                                        (27)                       (27)


   Facility shutdowns                      (28)                                    (28)

   Other expenditures                                                 (5)           (5)
                                      --------     --------     --------      --------

Balance at December 31, 2000          $      -     $     48     $     16      $     64
                                      --------     --------     --------      --------

Changes to accounts

   Credits to income in 2001                                          (2)           (2)


   Employee separation
      settlements                                       (41)                       (41)


   Other expenditures                                                (14)          (14)
                                      --------     --------     --------      --------

Balance at December 31, 2001          $     --     $      7     $     --      $      7
                                      ========     ========     ========      ========


1999 ACTIVITIES




During 1999 the company recorded a net charge of $524. Charges totaling $604 relate to restructuring and asset write-downs in the following segments:
Agriculture & Nutrition - $169; Nylon - $375; and Polyester - $60. These charges were partly offset by a net benefit of $80 to reflect changes in estimates related to restructuring and divestiture initiatives as discussed below under Other Activities.



Agriculture & Nutrition



A restructuring program was instituted to address poor economic and intensely competitive market conditions for Crop Protection. Charges resulting from these restructuring activities totaled $124. This charge included $45 related to employee termination payments to be settled over time for approximately 800 employees involved in technical, manufacturing, marketing and administrative activities. A net benefit of $2 was recorded in 2000 and an additional net benefit of $4 was recorded in 2001 to reflect lower costs associated with employees who accepted other work assignments partially offset by higher costs associated with terminating employees. At December 31, 2001, approximately $39 had been settled and charged against the related liability, thereby completing this program. At December 31, 2000, approximately 730 employees had been terminated and the remaining employees have accepted other work assignments within the company. The remaining restructuring charge of $79 principally related to the write-down of operating facilities that were shut down in 1999 at Belle, West Virginia; Chambers Works, New Jersey; LaPorte, Texas; Mobile, Alabama; Japan; and Puerto Rico. The effect of these shutdowns on operating results was not material. The charge covers the net book value of the facilities of $64 and estimated dismantlement and removal costs less estimated proceeds from the sale of equipment and scrap of $15. In 2000 a net benefit of $3 was recorded due to higher than expected sale proceeds. In addition a net benefit of $6 was recorded in 2000 and a net benefit of $1 was recorded in 2001 to reflect lower costs associated with dismantlement and removal. At December 31, 2001, approximately $8 in dismantlement and removal costs had been paid, thereby completing these activities.



An impairment charge of $45 was also recorded to write off an intangible asset. The company had previously established an intangible asset related to the acquisition of exclusive rights to market a product under a long-term contract that included the purchase of stipulated minimum quantities. Due to significantly lower than expected sales, the company notified the supplier that it would not purchase the minimum quantity and therefore would forego the right to exclusively market the product.



Nylon



Charges included an impairment of $252 for the write-down of a manufacturing facility in Singapore that continues to operate. Nylon constructed a manufacturing plant designed to produce 250 million pounds of adipic acid annually. The company had made substantial efforts to resolve operational and technical




                          DuPont 2001 Annual Report 53

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



problems that have plagued this facility. Despite these efforts, the plant continued to operate at significantly less than its design capacity. As a result, an impairment charge was recorded to write down the plant to its estimated fair value based on the present value of future cash flows.



The company also announced its intent to withdraw from certain nylon ventures in the Asia Pacific region after it became apparent that these operations would not become profitable due to unfavorable market conditions. In connection with exiting the company's majority-owned subsidiary in India, a charge of $61 was recorded to write down assets to estimated net realizable value pursuant to a sales agreement. The charge principally covers the net assets being sold and a contractual obligation associated with exiting this business. In 1999 definitive agreements were signed under which a third party would acquire the company's ownership interest and certain related manufacturing equipment. Subsequently, the company operated the facility in trust for the buyer until the sale was completed in 2000. In 2001 the company reflected a benefit of $2 due to higher than expected proceeds from the sales agreement. In addition, the company recorded a charge of $34 associated with its decision to withdraw from a joint venture in China due to depressed market conditions. The charge covers the write-off of the company's investment in this joint venture.



The company also recorded a charge of $28 associated with restructuring activities in Europe to modernize and consolidate sites. This included employee termination payments to be settled over time of $15 to about 120 employees involved principally in manufacturing activities at several locations. A charge of $2 was recorded in 2000 to reflect higher costs associated with terminating employees. As of December 31, 2000, essentially all employees had been terminated and approximately $16 had been settled and charged against the related liability. Also included was a charge of $13 to write off a manufacturing facility in Germany that was shut down in 1999. The effect on operating results of this shutdown was not material.



Polyester



A restructuring program was instituted to address poor economic and intensely competitive market conditions. Charges of $60 relate to employee separation costs to be settled over time for about 850 employees primarily engaged in manufacturing. Approximately 800 employees have been terminated and the remaining employees have accepted other work assignments within the company, thereby completing this program. A net benefit of $2 was recorded in 2000 to reflect lower costs associated with employees who accepted other work assignments partially offset by higher costs associated with terminating employees. At December 31, 2001, about $56 in benefits had been charged against the related liability.



Account balances and activity for the 1999 restructuring programs are summarized below:





                                        Write-      Employee        Other
                                         down      Separation       Exit
                                       of Assets      Costs         Costs         Total
                                       ---------      -----         -----         -----
Charges to income in 1999              $    469     $    120      $     15      $    604

Changes to accounts

   Asset impairments                       (358)                                    (358)


   Employee separation
    settlements                                          (47)                        (47)


   Facility shutdowns                       (77)                                     (77)


   Withdrawal from
    joint venture                           (34)                                     (34)
                                       --------     --------      --------      --------


Balance at December 31, 1999           $     --     $     73      $     15      $     88
                                       --------     --------      --------      --------

Changes to accounts

   Credits to income in 2000                              (2)           (6)           (8)


   Employee separation
    settlements                                          (53)                        (53)


   Other expenditures                                                   (5)           (5)
                                       --------     --------      --------      --------

Balance at December 31, 2000           $     --     $     18      $      4      $     22
                                       --------     --------      --------      --------

Changes to accounts


   Credits to income in 2001                              (4)           (1)           (5)



   Employee separation
     settlements                                         (11)                        (11)


   Other expenditures                                                   (3)           (3)
                                       --------     --------      --------      --------

Balance at December 31, 2001           $     --     $      3      $     --      $      3
                                       ========     ========      ========      ========




                          54 DuPont 2001 Annual Report

                          Notes to Financial Statements

                     (Dollars in millions, except per share)

OTHER ACTIVITIES

During 1998 the company implemented activities involving employee terminations and write-down of assets principally related to company-wide productivity improvement initiatives. A net benefit of $53 was recorded in 1999 to reflect changes in estimates principally in the following segments: Agriculture & Nutrition - $3; Nylon - $29; Pigments & Chemicals - $4; and Polyester - $13. A net benefit of $12 was recorded in 2000 to reflect changes in estimates principally in the Nylon and Polyester segments of $5 and $4, respectively. The 1998 program is complete and all activity for this program is summarized below. The remaining employee separation settlements are due to be paid in 2002-2005 and principally represent stipulated installment payments to terminated employees.





                                        Write-       Employee        Other
                                         down       Separation       Exit
                                       of Assets       Costs         Costs        Total
                                       ---------       -----         -----        -----
Charges to income in 1998              $    288      $    310      $     35     $    633

Changes to accounts

   Credits to income in
    1999 and 2000                           (31)          (33)           (1)         (65)

   Asset impairments                        (56)                                     (56)

   Employee separation
    settlements                                          (273)                      (273)

   Facility shutdowns                      (201)                                    (201)

   Other expenditures                                                   (34)         (34)
                                       --------      --------      --------     --------

Balance at December 31, 2001           $     --      $      4      $     --     $      4
                                       ========      ========      ========     ========


In 1999 the company also reflected a benefit of $27 due to changes in estimates of liabilities established in connection with the sale of Endo Laboratories, the medical products businesses, and the global graphic arts and printing plates businesses. These adjustments resulted from lower than expected costs associated with exiting these businesses. There are no outstanding liabilities for these divestitures.





7.  GAIN ON SALE OF DUPONT PHARMACEUTICALS


On October 1, 2001, the company sold substantially all of the net assets of DuPont Pharmaceuticals to Bristol-Myers Squibb Company and recorded net proceeds of $7,798. The company has retained its interest in the Cozaar(R)/Hyzaar(R) collaboration.



The unaudited results of operations for the business sold to Bristol-Myers Squibb for the nine months ended September 30, 2001, were as follows:



                                                                           2001
                                                                          -----
Sales                                                                     $ 902

After-tax operating income (loss)*                                         (289)
                                                                          =====



* Excludes corporate expenses, interest, exchange gains (losses) and corporate minority interests.


The net assets sold to Bristol-Myers Squibb as of the date of sale and included within the accompanying Consolidated Balance Sheet at December 31, 2000, consisted of the following:


                                                      October 1,      December 31,
                                                         2001             2000
                                                       -------          -------
Current assets                                         $   584          $   484

Property, plant and equipment - net                        356              374

Other assets - net                                       1,041            1,139

Current liabilities                                       (282)            (392)

Noncurrent liabilities                                    (288)            (244)
                                                       -------          -------

Net assets sold                                        $ 1,411          $ 1,361
                                                       =======          =======


As a result of this transaction, the company recorded a pretax gain of $6,136, which included charges that are a direct result of the decision to divest DuPont Pharmaceuticals. The after-tax gain on this transaction was $3,866.



Under the terms of the sale agreement, the purchase price is subject to adjustment for finalization of net working capital, transfer of pension assets, and settlement of tax liabilities. The company expects these matters to be resolved in 2002 and believes that final resolution of these matters will not be material to the company's financial position, liquidity or the gain on sale of DuPont Pharmaceuticals.



8.  GAIN ON ISSUANCE OF STOCK BY AFFILIATES - NONOPERATING


In July 2000 DuPont Photomasks, Inc. sold about 1.4 million shares of its common stock to unrelated parties at a price of $77 per share which raised net cash proceeds of $104. As a result of this transaction, the company's ownership interest in DuPont Photomasks was reduced from approximately 38.5 percent to




                          DuPont 2001 Annual Report 55

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



35.3 percent. The company recorded a pretax gain of $29 that represents the increase in the company's equity investment in DuPont Photomasks which resulted from the issuance of stock at a price in excess of book value. The company provided for deferred income taxes as a result of the transaction. The company has further reduced its ownership interest in DuPont Photomasks to 20.3 percent at December 31, 2001. See Note 2.




9.  PROVISION FOR INCOME TAXES


                                                2001         2000         1999
                                              -------      -------      -------
Current tax expense:

   U.S. federal                               $ 1,384      $   489      $   536

   U.S. state and local                           120           27           14

   International                                  376          515          480
                                              -------      -------      -------

    Total                                       1,880        1,031        1,030
                                              -------      -------      -------

Deferred tax expense:

   U.S. federal                                   565         (128)         322

   U.S. state and local                            22           (1)          (4)

   International                                   --          170           62
                                              -------      -------      -------

    Total                                         587           41          380
                                              -------      -------      -------

Provision for income taxes                      2,467        1,072        1,410

Stockholders' equity

   Stock compensation (1)                         (38)         (19)         (55)

   Cumulative effect of a change in
    accounting principle (2)                        4           --           --

   Net revaluation and clearance of
    cash flow hedges to earnings (2)              (20)          --           --

   Minimum pension liability (2)                  (10)           3            7


   Net unrealized gains (losses)
    on securities (2)                             (15)         (21)          35


Discontinued operations                            --           --          153
                                              -------      -------      -------

Total                                         $ 2,388      $ 1,035      $ 1,550
                                              =======      =======      =======


(1) Represents deferred tax charge (benefit) of certain stock compensation amounts that are deductible for income tax purposes but do not affect net income.


(2) Represents deferred tax charge (benefit) recorded as a component of Accumulated Other Comprehensive Income (Loss) in stockholders' equity. See Note 26.



Total income taxes paid on continuing operations worldwide were $456 in 2001, $791 in 2000 and $1,015 in 1999.



Deferred income taxes result from temporary differences between the financial and tax bases of the company's assets and liabilities. The tax effects of temporary differences and tax loss/tax credit carryforwards included in the deferred income tax provision are as follows:







                                                     2001       2000       1999
                                                    -----      -----      -----
Depreciation                                        $  (3)     $ 157      $ 120

Accrued employee benefits                             202         63         67

Other accrued expenses                                (14)        34         36

Inventories                                            63       (143)        31

Unrealized exchange gain (loss)                        (2)        (4)       (10)

Investment in subsidiaries and affiliates              31        102         51

Amortization of intangibles                           296       (102)        32

Other temporary differences                            30        (53)        74

Tax loss/tax credit carryforwards                     (38)       (19)         3

Valuation allowance change - net                       22          6        (24)
                                                    -----      -----      -----

                                                    $ 587      $  41      $ 380
                                                    =====      =====      =====


The significant components of deferred tax assets and liabilities at December 31, 2001 and 2000, are as follows:




                                                 2001                  2000
                                         -------------------   -------------------
Deferred Tax                              Asset    Liability    Asset    Liability
------------                              -----    ---------    -----    ---------
Depreciation                             $   --     $1,920     $   --     $1,932

Accrued employee benefits                 3,141      1,521      3,220      1,357

Other accrued expenses                      417          5        407          3

Inventories                                 203        207        218        158

Unrealized exchange gains                    39         15         37         11

Tax loss/tax credit
   carryforwards                            218         --        151         --

Investment in subsidiaries
   and affiliates                            45        197         19        151

Amortization of intangibles                 171        990        530      1,053

Other                                       349      1,300        358      1,141
                                         ------     ------     ------     ------

Total                                    $4,583     $6,155     $4,940     $5,806
                                                    ======                ======

Less: Valuation
   allowance                                232                   210
                                         ------                ------

Net                                      $4,351                $4,730
                                         ======                ======



                          56 DuPont 2001 Annual Report

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


Current deferred tax liabilities (included in the Consolidated Balance Sheet caption Income Taxes) were $45 and $34 at December 31, 2001 and 2000, respectively. In addition, deferred tax assets of $313 and $462 were included in Other Assets at December 31, 2001 and 2000, respectively. See Note 18.

An analysis of the company's effective income tax rate follows:



                                               2001         2000         1999
                                              ------       ------       ------
Statutory U.S. federal income tax rate          35.0%        35.0%        35.0%

International operations                        (0.8)        (2.8)         4.2

Lower effective tax rate on export sales        (0.6)        (1.7)        (2.2)

In-process research and development*              --           --         46.6

Other - net                                      2.4          0.6         (0.2)
                                              ------       ------       ------

Effective income tax rate                       36.0%        31.1%        83.4%
                                              ======       ======       ======


* The charge associated with the 1999 Pioneer transaction was not tax effected because the purchase was a stock acquisition rather than an asset purchase. See Note 5.




Income from continuing operations before income taxes and minority interests shown below are based on the location of the corporate unit to which such earnings are attributable. However, since such earnings are often subject to taxation in more than one country, the income tax provision shown above as United States or international does not correspond to the earnings shown in the following table:



                                                 2001         2000         1999
                                                ------       ------       ------
United States (including exports)               $6,131       $1,544       $  463

International                                      713        1,903        1,227
                                                ------       ------       ------

                                                $6,844       $3,447       $1,690
                                                ======       ======       ======


At December 31, 2001, unremitted earnings of subsidiaries outside the United States totaling $9,106 were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.




Under the tax laws of various jurisdictions in which the company operates, deductions or credits that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to statutory limitations, to reduce taxable income or taxes payable in a future year. At December 31, 2001, the tax effect of such carryforwards approximated $218. Of this amount, $145 has no expiration date, $14 expires after 2001 but before the end of 2006 and $59 expires after 2006.




10.  DISCONTINUED OPERATIONS


On August 6, 1999, the company completed the planned divestiture of its petroleum business (Conoco Inc.) through a tax-free split-off whereby the company exchanged its 436,543,573 shares of Conoco Class B common stock for 147,980,872 shares of DuPont common stock. The company's consolidated financial statements and notes report its former petroleum business as discontinued operations.



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



Gain on disposal of discontinued business                                1999(1)
                                                                         -------
Net sales                                                                $12,015


Income (loss) before income taxes and minority interests(2)                  453

Provision for (benefit from) income taxes                                    164

Minority interests                                                           124
                                                                         -------

Income (loss) from operations, net of income taxes                           165

Net gain from exchange offer                                               7,306
                                                                         -------

Gain on disposal of discontinued business,
   net of income taxes                                                   $ 7,471
                                                                         =======


(1)  Through August 6, 1999.


(2) Includes interest expense allocation (based on specific debt to be assumed) of $93. Conoco repaid this debt in second quarter 1999.




                          DuPont 2001 Annual Report 57

                          Notes to Financial Statements

                     (Dollars in millions, except per share)

11.  CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The adoption of SFAS No. 133 resulted in a pretax cumulative-effect-type adjustment to income of $19 ($11 after-tax). The primary component of this gain is related to the company's position in certain stock warrants, which were previously accounted for as available-for-sale securities for which changes in fair value had been reflected in Accumulated Other Comprehensive Income (Loss). The company also recorded a pretax increase to Accumulated Other Comprehensive Income (Loss) of $10 ($6 after-tax). The increase in Accumulated Other Comprehensive Income (Loss) is primarily due to unrealized gains in agricultural commodity hedging programs.




12.  EARNINGS PER SHARE OF COMMON STOCK


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



                              2001                 2000                 1999
                         -------------        -------------        -------------
Basic                    1,035,992,748        1,043,358,416        1,084,537,228

Diluted                  1,041,164,629        1,051,042,524        1,097,970,329
                         =============        =============        =============


Average stock options of 41,302,525, 29,814,855 and 4,453,930 are antidilutive as the exercise price is greater than the average market price and, therefore, are not included in the diluted earnings per share calculation for the years 2001, 2000 and 1999, respectively.




Treasury stock and shares held by the Flexitrust are not considered as outstanding in computing the weighted-average number of common shares. During 2001 shares in the Flexitrust were depleted and the trust arrangement was terminated.



13.  ACCOUNTS AND NOTES RECEIVABLE

December 31                                                  2001          2000
                                                            ------        ------
Trade - net of allowances of $198 in 2001
   and $175 in 2000                                         $2,914        $3,634

Miscellaneous                                                  989           918
                                                            ------        ------

                                                            $3,903        $4,552
                                                            ======        ======


Accounts and notes receivable are carried at amounts that approximate fair value and include $161 for 2001 and $150 for 2000 due from equity affiliates.




In 2000 the company entered into a program to sell an interest in a revolving pool of its trade accounts receivable. Proceeds received in 2000 were $610 and were reflected as a reduction in trade accounts receivable. At December 31, 2001, the revolving balance under this program totaled $468. Expenses incurred in connection with the program totaled $16 and $27 in 2000 and 2001, respectively, and are included in Other Income. Miscellaneous receivables include an overcollateralization of $149 and $130 at December 31, 2000 and 2001, respectively, provided for under terms of the program.




14.  INVENTORIES


December 31                                                   2001         2000
                                                             ------       ------
Finished products                                            $2,652       $2,818

Semifinished products                                         1,185        1,504

Raw materials and supplies                                      844          907
                                                             ------       ------

Total                                                         4,681        5,229

Less: Adjustment of inventories to a LIFO basis                 466          571
                                                             ------       ------

                                                             $4,215       $4,658
                                                             ======       ======


Inventory values before LIFO adjustment are generally determined by the average cost method, which approximates current cost. Excluding Pioneer, inventories valued under the LIFO method comprised 79 percent and 81 percent of consolidated inventories before LIFO adjustment at December 31, 2001 and 2000, respectively. Pioneer inventories of $745 and $913 at December 31, 2001 and 2000, respectively, were valued under the FIFO method. In accordance with purchase accounting rules, these inventories included an adjustment above Pioneer's pre-acquisition historical cost so that they were reported at estimated fair market value, of which $0 and $140 remained in inventory at December 31, 2001 and 2000, respectively.




                          58 DuPont 2001 Annual Report

                          Notes to Financial Statements

                     (Dollars in millions, except per share)

15.  PROPERTY, PLANT AND EQUIPMENT

December 31                                           2001                 2000
                                                    -------              -------
Buildings                                           $ 4,275              $ 4,380

Equipment                                            27,842               28,417

Land                                                    453                  484

Construction                                          1,208                1,369
                                                    -------              -------

                                                    $33,778              $34,650
                                                    =======              =======


Property, plant and equipment includes gross assets acquired under capital leases of $142 and $141 at December 31, 2001 and 2000, respectively; related amounts included in accumulated depreciation were $67 and $60 at December 31, 2001 and 2000, respectively.





16.  GOODWILL AND OTHER INTANGIBLE ASSETS


The company's 1999 acquisitions of the Herberts coatings business and the remaining 80 percent of Pioneer not previously owned resulted in a significant amount of goodwill and other intangible assets, principally purchased technology. With respect to Pioneer, goodwill in the amount of $2,724 is being amortized over 40 years, and other intangible assets of $2,140 are being amortized over periods ranging from 10 to 40 years. With respect to Herberts, goodwill in the amount of $775 is being amortized over 20 years and purchased technology of $65 is being amortized over 7 years.



December 31                                                   2001         2000
                                                             ------       ------
Goodwill - net of accumulated amortization
   of $359 in 2001 and $234 in 2000                          $3,746       $3,935

Intangible assets - net of accumulated
   amortization of $822 in 2001 and $724 in 2000              3,151        4,430
                                                             ------       ------

                                                             $6,897       $8,365
                                                             ======       ======


Goodwill and intangible assets, net of accumulated amortization, was $1,468 lower at December 31, 2001, versus the prior year. The sale of DuPont Pharmaceuticals included $1,019 of such assets. In addition, write-downs of intangible assets in the Agriculture & Nutrition and Polyester segments of $72 and $41, respectively, contributed to the reduction.





17.  SUMMARIZED FINANCIAL INFORMATION FOR AFFILIATED COMPANIES


Summarized combined financial information for affiliated companies for which the equity method of accounting is used (see Note 1, Basis of Consolidation) is shown on a 100 percent basis. The most significant of these affiliates at December 31, 2001, are DuPont Dow Elastomers LLC, DuPont Teijin Films(TM), DuPont Sabanci Polyester Europe B.V. and DuPont-Sabanci International, LLC all of which are owned 50 percent by DuPont. Dividends received from equity affiliates were $50 in 2001, $180 in 2000 and $168 in 1999.



                                                  Year Ended December 31
                                             --------------------------------
Results of operations                          2001         2000      1999(1)
                                             -------      -------     -------
Sales(2)                                     $ 7,071      $ 7,615     $ 6,512

Earnings (losses) before income taxes           (124)         728         400

Net income (loss)                               (213)         620         249
                                             -------      -------     -------

DuPont's equity in earnings (losses) of
   affiliates

   Partnerships(3)                           $   (21)     $   153     $   114

   Corporate joint ventures (after
   income taxes)                                 (22)         136          21
                                             -------      -------     -------

                                             $   (43)     $   289     $   135
                                             =======      =======     =======


(1) Effective October 1, 1999, DuPont purchased the remaining 80 percent interest in Pioneer and results thereafter are fully consolidated.


(2)  Includes sales to DuPont of $799 in 2001, $884 in 2000 and $572 in 1999.

(3)  Income taxes are reflected in the company's provision for income tax.






Financial position at December 31                          2001            2000
                                                          ------          ------
Current assets                                            $3,514          $4,267

Noncurrent assets                                          5,913           5,610
                                                          ------          ------

   Total assets                                           $9,427          $9,877
                                                          ------          ------

Short-term borrowings*                                    $1,160          $1,112

Other current liabilities                                  1,731           1,934

Long-term borrowings*                                      1,340           1,256

Other long-term liabilities                                  686             763
                                                          ------          ------

   Total liabilities                                      $4,917          $5,065
                                                          ------          ------

DuPont's investment in affiliates
   (includes advances)                                    $2,045          $2,206
                                                          ======          ======


* DuPont's pro rata interest in total borrowings was $1,219 in 2001 and $1,134 in 2000 of which $716 in 2001 and $834 in 2000 was guaranteed by the company. These amounts are included in the guarantees disclosed in Note 25.



                          DuPont 2001 Annual Report 59

                          Notes to Financial Statements

                     (Dollars in millions, except per share)

18.  OTHER ASSETS

December 31                                                 2001           2000
                                                           ------         ------
Prepaid pension cost                                       $2,454         $1,843

Long-term investments in securities                           156            215

Deferred income taxes (see Note 9)                            313            462

Miscellaneous                                                 366            497
                                                           ------         ------

                                                           $3,289         $3,017
                                                           ======         ======


Long-term investments in securities includes securities for which market values are not readily available of $108 and $105 at December 31, 2001 and 2000, respectively. Long-term investments in securities classified as available-for-sale are as follows:




December 31                                              2001              2000
                                                        -----             -----
Cost                                                    $  43             $  66

Gross unrealized gains                                      7                53

Gross unrealized losses                                    (2)               (9)
                                                        -----             -----

Fair value                                              $  48             $ 110
                                                        =====             =====


During 2001 proceeds from the sale of equity securities were not material. During 2000 proceeds from the sale of equity securities totaled $220, with gross realized gains of $195. In addition the company had gross realized losses of $342 in 2000.





19.  ACCOUNTS PAYABLE


December 31                                             2001               2000
                                                       ------             ------
Trade                                                  $1,565             $1,900

Payables to banks                                         169                237

Compensation awards                                       111                191

Miscellaneous                                             374                403
                                                       ------             ------

                                                       $2,219             $2,731
                                                       ======             ======


Payables to banks represents checks issued on certain disbursement accounts but not presented to the banks for payment. The reported amounts shown above approximate fair value because of the short-term maturity of these obligations.





20.  SHORT-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS


December 31                                                   2001         2000
                                                             ------       ------

Commercial paper                                             $   75       $2,461

Non-U.S. bank borrowings                                        245          297

Medium-term notes payable within one year                        65          459

Long-term borrowings payable within one year                  1,050           --

Industrial development bonds payable on demand                   26           26

Capital lease obligations                                         3            4
                                                             ------       ------

                                                             $1,464       $3,247
                                                             ======       ======


The estimated fair value of the company's short-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities, was $1,500 and $3,200 at December 31, 2001 and 2000, respectively. The change in estimated fair value in 2001 was primarily due to changes in short-term borrowing levels.




Unused short-term bank credit lines were approximately $3,800 and $4,300 at December 31, 2001 and 2000, respectively. These lines support short-term borrowings.



The weighted-average interest rate on short-term borrowings outstanding at December 31, 2001 and 2000, was 7.6 percent and 6.8 percent, respectively.




21.  OTHER ACCRUED LIABILITIES


December 31                                                    2001        2000
                                                              ------      ------
Payroll and other employee-related costs                      $  546      $  676

Accrued postretirement benefits cost (see Note 29)               423         381

Miscellaneous                                                  2,120       1,970
                                                              ------      ------

                                                              $3,089      $3,027
                                                              ======      ======




                          60 DuPont 2001 Annual Report

                          Notes to Financial Statements

                     (Dollars in millions, except per share)

22.  LONG-TERM BORROWINGS AND CAPITAL LEASE OBLIGATIONS

December 31                                                   2001         2000
                                                             ------       ------
U.S. dollar:

   Industrial development bonds due 2007 - 2029              $  332       $  332

   Medium-term notes due 2003 - 2048(1,2)                       597          642

   6.50% notes due 2002                                          --          499

   6.75% notes due 2002                                          --          300

   8.00% notes due 2002                                          --          251

   8.50% notes due 2003(3)                                       --          140

   6.75% notes due 2004                                         998          998

   8.13% notes due 2004(2)                                      327          331

   8.25% notes due 2006(2)                                      251          282

   6.75% notes due 2007                                         499          499

   5.88% notes due 2009(2)                                      404          398

   6.88% notes due 2009                                         990          988

   8.25% debentures due 2022(2)                                  49           49

   7.95% debentures due 2023(2)                                  40           38

   6.50% debentures due 2028                                    298          298

   7.50% debentures due 2033(2)                                  24           23

Other loans (various currencies)
   due 2002 - 2009                                              494          536

Capital lease obligations                                        47           54
                                                             ------       ------

                                                             $5,350       $6,658
                                                             ======       ======


1    Average interest rates at December 31, 2001 and 2000, were 4.9 percent and
     6.3 percent, respectively.


2 The company entered into interest rate swap agreements with a notional amount totaling $1,073. Over the remaining term of the notes and debentures the company will receive fixed payments equivalent to the underlying debt and pay floating payments based on U.S. dollar LIBOR or commercial paper rates. The fair value of the swaps at December 31, 2001 and 2000, was $23 and ($3), respectively.

3 The company entered into an interest rate swaption agreement that gave the counterparty the one-time option to put the company into an interest rate swap with a notional amount of $140 where the company over the remaining term of the notes would receive fixed payments equivalent to the underlying notes and pay floating payments equivalent to commercial paper. The premium received from the counterparty was being amortized to income using the effective interest method over the remaining maturity of the notes. The swaption expired unexercised in 2000. The note was called in 2001.



Average interest rates on industrial development bonds and on other loans (various currencies) were 5.9 percent and 5.0 percent, respectively, at December 31, 2001, and 6.1 percent and 6.2 percent, respectively, at December 31, 2000.



Maturities of long-term borrowings, together with sinking fund requirements for years ending after December 31, 2002, are $349, $1,402, $197 and $275 for the years 2003, 2004, 2005 and 2006, respectively.



The estimated fair value of the company's long-term borrowings, including interest rate financial instruments, based on quoted market prices for the same or similar issues or on current rates offered to the company for debt of the same remaining maturities was $5,600 and $6,700 at December 31, 2001 and 2000, respectively. The change in estimated fair value in 2001 was primarily due to changes in debt levels.




23.  OTHER LIABILITIES


December 31                                                    2001        2000
                                                              ------      ------
Accrued postretirement benefits cost (see Note 29)            $5,210      $5,376

Reserves for employee-related costs                            1,012       1,128

Miscellaneous                                                  1,114       1,225
                                                              ------      ------

                                                              $7,336      $7,729
                                                              ======      ======


24.  MINORITY INTERESTS


In May and December 2001 the company received proceeds of $637 and $1,400, respectively, from two minority interest transactions. Costs incurred in connection with these transactions totaled $42 and are being amortized on a straight-line basis over a five-year period to Minority Interests in Earnings of Consolidated Subsidiaries in the Consolidated Income Statement. The proceeds are reported as Minority Interests in the Consolidated Balance Sheet.



The minority investors earn a preferred, cumulative adjustable return on their investment. The after-tax distribution reflected in Minority Interests in Earnings of Consolidated Subsidiaries for 2001 totaled $14, reflecting a preferred return of 2.9 percent.



The legal structure for the above transactions in each case involved creating new consolidated limited liability companies with separate assets and liabilities. DuPont contributed cash as part of the capital structure and assets that provide security for the repayment of capital to the unrelated minority investors. The assets involved remain on the company's Consolidated Balance Sheet and continue to be managed by the company. In addition, the company manages the new companies and generally has the right to dispose of their assets for fair value, and



                          DuPont 2001 Annual Report 61

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



substitute cash or other assets of equal value as security to the minority investors, provided the minority investors consent to the asset substitution. Secured assets included in the above transactions are real estate, nonstrategic operating assets and equity securities in certain consolidated companies.



The company has the option to redeem some or all of the minority interests in both transactions at any time. In limited circumstances, such as nonpayment of the preferred return, the minority investors can require the sale of the assets in the new companies. By 2006 the minority investors' adjustable returns may be renegotiated at the request of the company or the minority investors. If agreement on the adjustable returns is not reached, the company will redeem the minority interests or remarket them to other third parties.




25.  COMMITMENTS AND CONTINGENT LIABILITIES


The company uses various leased facilities and equipment in its operations. Future minimum lease payments under noncancelable operating leases are $200, $152, $120, $91 and $82 for the years 2002, 2003, 2004, 2005 and 2006, respectively, and $260 for subsequent years, and are not reduced by noncancelable minimum sublease rentals due in the future in the amount of $12. In connection with certain of these leased facilities the company has residual value guarantees in the amount of $264 at December 31, 2001. Rental expense under operating leases was $233 in 2001, $221 in 2000 and $198 in 1999.



In June 1997 DuPont entered into contracts with Computer Sciences Corporation
(CSC) and Accenture LLP. CSC operates a majority of DuPont's global information systems and technology infrastructure and provides selected applications and software services. Accenture provides information systems solutions designed to enhance DuPont's manufacturing, marketing, distribution and customer service. The total dollar value of the contracts is in excess of $4,000 over 10 years. Minimum payments due under the contracts are: $150, $144, $140, $136 and $132 for the years 2002, 2003, 2004, 2005 and 2006, respectively, and a total of $55 thereafter.



The company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.



The company has directly guaranteed various debt obligations under agreements with certain affiliated and other companies to provide specified minimum revenues from shipments or purchases of products. At December 31, 2001, the company had directly guaranteed $953 of the obligations of certain affiliated companies and others. No material loss is anticipated by reason of such agreements and guarantees.



In addition, the company has historically guaranteed certain obligations and liabilities of Conoco Inc., its subsidiaries and affiliates. The company has guaranteed $960, plus interest, of the financial obligations of Conoco as well as certain nonfinancial performance obligations. Conoco has indemnified the company for any liabilities the company may incur pursuant to these guarantees. The Restructuring, Transfer and Separation Agreement between DuPont and Conoco requires Conoco to use its best efforts to have Conoco, or any of its subsidiaries, substitute for DuPont as guarantor.



In connection with the separation from DuPont, Conoco and DuPont entered into a tax sharing agreement. In November 2001, Conoco and DuPont settled all outstanding disputes arising under this agreement. This settlement was not material to the company's financial position, liquidity or the gain on disposal of discontinued business operations.



The company is subject to various lawsuits and claims with respect to such matters as product liabilities, governmental regulations and other actions arising out of the normal course of business. While the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of company counsel, the ultimate liabilities resulting from such lawsuits and claims may be significant to results of operations in the period recognized but management does not anticipate they will have a material adverse effect on the company's consolidated financial position or liquidity.



Since 1991, DuPont has been served with several hundred lawsuits alleging property damage, including damage to shrimping operations, from various forms of Benlate(R) fungicide. A smaller number of cases allege personal injuries. Many of these cases include allegations of fraud and misconduct. The majority of these lawsuits were disposed of by trial, settlement or dismissal. However, certain plaintiffs who previously settled with the company have filed cases alleging fraud and other misconduct relating to the litigation and settlement of Benlate(R)




                          62 DuPont 2001 Annual Report

                         Notes to Financial Statements

                    (Dollars in millions, except per share)



claims. There are approximately 110 cases pending. DuPont believes that Benlate(R) did not cause the damages alleged in these cases and denies the allegations of fraud and misconduct. DuPont intends to defend itself in these cases.



Pioneer is involved in several lawsuits, both as plaintiff and defendant, concerning intellectual property rights related to corn and soybean products. If the ultimate outcome of the Benlate(R) lawsuits or the Pioneer intellectual property rights cases is adverse to the company, it may be significant to the results of Agriculture & Nutrition's operations in the period recognized. However, management anticipates that the ultimate outcome will not have a material adverse effect on the company's consolidated financial position or liquidity.



The company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the company to take further action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the company or other parties. The company has accrued for certain environmental remediation activities consistent with the policy set forth in Note 1. At December 31, 2001, such accrual amounted to $385 and, in management's opinion, was appropriate based on existing facts and circumstances. Under adverse changes in circumstances, potential liability may exceed amounts accrued. In the event that future remediation expenditures are in excess of amounts accrued, they may be significant to results of operations in the period recognized but management does not anticipate that they will have a material adverse effect on the company's consolidated financial position or liquidity.




26.  STOCKHOLDERS' EQUITY


In 1998 the company's Board of Directors approved a program to purchase and retire up to 20 million shares of DuPont common stock to offset dilution from shares issued under compensation programs. In July 2000 the Board of Directors approved an increase in the number of shares remaining to be purchased under the 1998 program from about 16 million shares to the total number of shares of DuPont common stock which can be purchased for $2,500. The remaining purchases are not limited to those needed to offset dilution from shares issued under compensation programs. Shares purchased were 43.0 million shares for $1,818 in 2001, 9.5 million shares for $462 in 2000 and 8.8 million shares for $690 in 1999. Under the July 2000 authorization, $470 in purchases remain as of December 31, 2001. In addition, the company's Board of Directors authorized a new $2,000 share buyback plan in June 2001.



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



Additional paid-in capital includes $61 at December 31, 2001 and 2000, and $85 at December 31, 1999, related to amounts accrued for variable options.



Shares held by the Flexitrust were used to satisfy existing employee compensation and benefit programs. During 2001 shares in the Flexitrust were depleted and the trust arrangement was terminated.



Set forth below is a reconciliation of common stock share activity for the three years ended December 31, 2001:



Shares of common stock                                          Held In
                                                  ----------------------------------
                                   Issued            Flexitrust         Treasury
                                   ------            ----------         --------
Balance January 1, 1999        1,140,354,154         (14,167,867)                --
                               -------------      --------------     --------------

Issued                                                 6,825,622

Treasury stock

   Acquisition                                                         (156,820,872)

   Businesses acquired                                                   68,939,445

   Retirement                       (840,000)                               840,000
                               -------------      --------------     --------------

Balance December 31, 1999      1,139,514,154          (7,342,245)       (87,041,427)
                               -------------      --------------     --------------

Issued                                                 3,741,046

Treasury stock

   Acquisition                                                           (9,540,800)

   Retirement                     (9,540,800)                             9,540,800
                               -------------      --------------     --------------

Balance December 31, 2000      1,129,973,354          (3,601,199)       (87,041,427)
                               -------------      --------------     --------------

Issued                             2,035,601           3,601,199

Treasury stock

   Acquisition                                                          (43,014,166)

   Retirement                    (43,014,166)                            43,014,166
                               -------------      --------------     --------------

Balance December 31, 2001      1,088,994,789                  --        (87,041,427)
                               =============      ==============     ==============




                          DuPont 2001 Annual Report 63

                         Notes to Financial Statements

                    (Dollars in millions, except per share)





The pretax, tax and after-tax effects of the components of other comprehensive income (loss) are shown below:




                                                  Pretax       Tax      After-tax
                                                  ------       ---      ---------
2001

Cumulative translation adjustment                 $ (19)      $  --       $ (19)

Cumulative effect of a change in
   accounting principle                              10          (4)          6

Net revaluation and clearance of
   cash flow hedges to earnings                     (52)         20         (32)

Minimum pension liability adjustment                (26)         10         (16)

Net unrealized losses on securities                 (39)         15         (24)
                                                  -----       -----       -----

Other comprehensive income (loss)                 $(126)      $  41       $ (85)
                                                  -----       -----       -----

2000

Cumulative translation adjustment                 $ (38)      $  --       $ (38)

Minimum pension liability adjustment                  7          (3)          4

Net unrealized losses on securities

   Unrealized losses arising in 2000               (187)         76        (111)

   Reclassification adjustments for
         net losses realized in 2000                145         (55)         90
                                                  -----       -----       -----

                                                    (42)         21         (21)
                                                  -----       -----       -----

Other comprehensive income (loss)                 $ (73)      $  18       $ (55)
                                                  =====       =====       =====

1999

Cumulative translation adjustment                 $ 172       $  --       $ 172

Minimum pension liability adjustment                 83          (7)         76

Net unrealized gains on securities                   86         (35)         51
                                                  -----       -----       -----

Other comprehensive income (loss)                 $ 341       $ (42)      $ 299
                                                  =====       =====       =====




Balances of related after-tax components comprising Accumulated Other Comprehensive Income (Loss) are summarized below:




December 31                                        2001        2000        1999
                                                  -----       -----       -----
Foreign currency translation adjustment           $ (61)      $ (42)      $  (4)

Cumulative effect of a change in
  accounting principle                                6          --          --

Net revaluation and clearance of cash
  flow hedges to earnings                           (32)         --          --

Minimum pension liability adjustment               (192)       (176)       (180)

Net unrealized gains on securities                    6          30          51
                                                  -----       -----       -----

                                                  $(273)      $(188)      $(133)
                                                  =====       =====       =====


27.  COMPENSATION PLANS


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



The maximum number of shares that may be subject to option for any consecutive five-year period is 72 million shares. Subject to this limit, additional shares that may have been made subject to options were 40,458,505 for 2001, 45,583,953 for 2000 and 57,203,985 for 1999.




                          64 DuPont 2001 Annual Report

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


Under the DuPont Stock Performance Plan, awards granted to key employees in 2002 consisted of 10,178,720 fixed options to acquire DuPont common stock at the market price ($42.50 per share) on the date of grant. These options vest over a three-year period and, except for the last six months of the 10-year option term, are exercisable when the market price of DuPont common stock exceeds the option grant price by 20 percent.

The following table summarizes activity for fixed and variable options for the last three years:

                                Fixed                        Variable
                         Number       Weighted-        Number       Weighted-
                           of          Average           of          Average
                         Shares         Price          Shares         Price
                         ------         -----          ------         -----
January 1, 1999        52,163,432     $   38.62      1,914,850      $   53.55
                       ----------     ---------      ---------      ---------
Granted(1)             8,683,066      $   49.59             --             --
Exercised              6,337,300      $   29.42             --             --
Forfeited                342,176      $   48.87             --             --
                       ----------     ---------      ---------      ---------
December 31, 1999      54,167,022     $   41.39      1,914,850      $   53.55
                       ----------     ---------      ---------      ---------
Granted(2)             14,587,726     $   48.97             --             --
Exercised              3,004,920      $   24.80             --             --
Forfeited              1,104,730      $   55.22         52,950      $   53.07
                       ----------     ---------      ---------      ---------
December 31, 2000      64,645,098     $   43.64      1,861,900      $   53.56
                       ----------     ---------      ---------      ---------
Granted                12,452,832     $   43.30             --             --
Exercised              4,913,247      $   20.65             --             --
Forfeited                886,601      $   42.78             --             --
                       ----------     ---------      ---------      ---------
December 31, 2001      71,298,082     $   45.18      1,861,900      $   53.56
                       ==========     =========      =========      =========

(1) Includes options granted in exchange for outstanding vested options under Pioneer's employee stock option plan.

(2) Includes 8,304,800 options related to a one-time stock option grant to certain Pioneer employees.

Fixed options exercisable and weighted-average exercise prices at the end of the last three years and the weighted-average fair values of fixed options granted are as follows:

                                             2001             2000             1999
                                             ----             ----             ----
Number of shares at year-end              42,525,102       44,945,610       45,117,694
Weighted-avg. price at year-end          $     43.67      $     40.29      $     38.20
Weighted-avg. fair value of
 options granted during year             $     10.77      $     13.40      $     19.44
                                         ===========      ===========      ===========

The fair value of fixed options granted is calculated using the Black-Scholes option pricing model. Assumptions used were as follows:


                               2001      2000      1999
                               ----      ----      ----
Dividend yield                  3.2%      3.0%      3.2%
Volatility                     26.4%     25.4%     23.4%
Risk-free interest rate         5.1%      6.1%      5.3%
Expected life (years)           6.5       6.2       5.3
                               ====      ====      ====

The following table summarizes information concerning currently outstanding and exercisable options:


                                    Exercise          Exercise         Exercise         Exercise
                                      Price             Price            Price            Price
                                     $21.91-           $33.63-          $50.50-          $76.38-
December 31, 2001                    $32.87            $50.44           $75.75           $82.09
-----------------                    ------            ------           ------           ------
Fixed options
  Options outstanding              14,463,633        24,519,986      32,264,761           49,702
  Weighted-avg. remaining
   contractual life (years)               2.7               8.3             6.1              4.5
  Weighted-avg. price            $      26.62      $      42.10    $      55.78        $   81.18
  Options exercisable              14,463,633         3,774,818      24,236,949           49,702
  Weighted-avg. price            $      26.62      $      40.75    $      54.22        $   81.18
                                 ------------      ------------    ------------        ---------
Variable options
  Options outstanding                      --                --       1,851,900           10,000
  Weighted-avg. remaining
   contractual life (years)                --                --             5.1              6.4
  Weighted-avg. price                      --                --    $      53.41        $   81.25
  Options exercisable                      --                --              --               --
  Weighted-avg. price                      --                --              --               --
                                 ============      ============    ============        =========


The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for fixed options. SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in 1995. The company has elected not to adopt the optional recognition provisions of SFAS No. 123. In addition, certain subsidiaries of the company grant options to their respective employees under APB Opinion No. 25 and have elected not to adopt SFAS No. 123. The following table sets forth pro forma information as if the company had adopted these recognition provisions. The pro forma


                          DuPont 2001 Annual Report 65

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


disclosures are not representative of the effects on net income and earnings per share in future years.


Pro forma net income and
earnings per share                 2001     2000     1999
------------------                 ----     ----     ----
Net income
   As reported                    $4,339   $2,314   $7,690
   Pro forma                      $4,249   $2,217   $7,683
Earnings per share - basic
   As reported                    $ 4.18   $ 2.21   $ 7.08
   Pro forma                      $ 4.09   $ 2.12   $ 7.08
Earnings per share - diluted
   As reported                    $ 4.16   $ 2.19   $ 6.99
   Pro forma                      $ 4.07   $ 2.10   $ 6.99
                                  ======   ======   ======

Compensation expense (benefit) recognized in income for stock-based employee compensation awards was $3 for 2001, $(27) for 2000 and $71 ($53 excluding Conoco) for 1999.

Awards under the company's Variable Compensation Plan may be granted in stock and/or cash to employees who have contributed most in a general way to the company's success, with consideration being given to the ability to succeed to more important managerial responsibility. Such awards were $108 for 2001, $186 for 2000 and $188 for 1999. Amounts credited to the Variable Compensation Fund are dependent on company earnings and are subject to maximum limits as defined by the plan. The amounts credited to the fund were $109 in 2001, $189 in 2000 and $180 in 1999. Awards made and amounts credited under the Variable Compensation Plan for 2001 relate solely to employees of continuing operations. In accordance with the terms of the Variable Compensation Plan and similar plans of subsidiaries, 935,876 shares of common stock are awaiting delivery from awards for 2001 and prior years.


28.  INVESTMENT ACTIVITIES

Net proceeds in 2001 from the sale of DuPont Pharmaceuticals were $7,798; see
Note 7. Other proceeds from the sale of assets were $253 and principally included $104 related to the company's sale of a portion of its interest in DuPont Photomasks, Inc. and $95 related to the sale of polyester businesses and associated manufacturing assets.

Proceeds from sale of assets in 2000 were $703 and principally included $220 from sale of investment securities, $153 from a sale of a portion of the company's interest in DuPont Photomasks, and $138 from sale of various transportation and construction equipment. Proceeds from sales of assets in 1999 included $537 related to the formation of the DuPont Teijin Films(TM) joint venture.

On October 1, 1999, the company acquired the remaining 80 percent of Pioneer Hi-Bred International not previously owned by the company for $7,684 consisting of $3,419 cash payments for the purchase of Pioneer common shares, $4,154 representing the fair value of 68,612,135 shares of DuPont common stock issued in exchange for Pioneer common shares, $81 representing 80 percent of the fair value of options to purchase DuPont common stock issued in exchange for the outstanding vested options to purchase Pioneer common stock under Pioneer's employee stock option plan, and direct acquisition costs and expenses of $30. The business of Pioneer is the broad application of the science of genetics. Pioneer develops, produces and markets hybrids of corn, sorghum and sunflowers; varieties of soybeans, alfalfa, wheat and canola; and microorganisms useful in crop and livestock production.

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

On February 26, 1999, the company purchased the Herberts coatings business from Hoechst AG for a cash payment of $1,588, acquisition related costs of $10, and assumed debt of $113. For accounting purposes, the acquisition has been treated as a purchase. The allocation of purchase price is as follows: current assets $720; noncurrent assets $1,504; in-process research and development $64; and assumed liabilities $690. Noncurrent assets include $775 of goodwill, which is being amortized over 20 years. Assumed liabilities include $51 in

                          66 DuPont 2001 Annual Report

                         Notes to Financial Statements

                    (Dollars in millions, except per share)

employee separation costs and $12 in other exit costs pursuant to a restructuring plan the company began to formulate as of the acquisition date. Approximately 1,300 employee terminations occurred as manufacturing facilities were shut down and other business activities were reorganized. In 2001 the restructuring program was completed.

Note 5 provides information on purchased in-process research and development in connection with the Pioneer and Herberts transactions.


29. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The company offers various postretirement benefits to its employees. Where permitted by applicable law, the company reserves the right to change, modify or discontinue the plans.


Pensions

The company has noncontributory defined benefit plans covering substantially all U.S. employees. The benefits under these plans are based primarily on years of service and employees' pay near retirement. The company's funding policy is consistent with the funding requirements of federal laws and regulations.

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

Summarized information on the company's postretirement plans is as follows:


                                          Pension Benefits                Other Benefits
                                          ----------------                --------------
                                        2001            2000            2001           2000
                                        ----            ----            ----           ----
CHANGE IN BENEFIT OBLIGATION

Benefit obligation at
   beginning of year                  $ 17,763        $ 17,719        $  5,126       $  4,627
Service cost                               335             340              57             50
Interest cost                            1,244           1,243             385            344
Plan participants' contributions            16              14              42             34
Actuarial (gain) loss                    1,423              35             719            488
Foreign currency exchange
   rate changes                           (149)           (248)             (3)            (2)
Benefits paid                           (1,482)         (1,329)           (465)          (415)
Amendments                                  14              --               2             --
Divestiture                               (518)            (18)            (31)            --
Special termination benefits               123               7              --             --
                                      --------        --------        --------       --------
Benefit obligation at end
   of year                            $ 18,769        $ 17,763        $  5,832       $  5,126
                                      ========        ========        ========       ========

CHANGE IN PLAN ASSETS
Fair value of plan assets
   at beginning of year               $ 20,314        $ 21,861        $     --       $     --
Actual return on plan assets              (615)             85              --             --
Foreign currency exchange
   rate changes                           (127)           (186)             --             --
Employer contributions                     171             182             423            381
Plan participants' contributions            16              14              42             34
Benefits paid                           (1,482)         (1,329)           (465)          (415)
Retiree health care pension
   assets transfer                          --            (305)             --             --
Divestiture                               (354)             (8)             --             --
                                      --------        --------        --------       --------
Fair value of plan assets
   at end of year                     $ 17,923        $ 20,314        $     --       $     --
                                      ========        ========        ========       ========
Funded status:
   U.S. funded plans                  $    525        $  3,521        $     --       $     --
   Non-U.S. funded plans                  (114)            314              --             --
   All other plans                      (1,257)*        (1,284)*        (5,832)        (5,126)
                                      --------        --------        --------       --------
   Total                              $   (846)       $  2,551        $ (5,832)      $ (5,126)
Unrecognized prior
   service cost                            444             514            (489)          (595)
Unrecognized actuarial
   (gain) loss                           2,267          (1,689)            688            (36)
Unrecognized transition asset             (172)           (324)             --             --
                                      --------        --------        --------       --------
Net amount recognized                 $  1,693        $  1,052        $ (5,633)      $ (5,757)
                                      ========        ========        ========       ========

AMOUNTS RECOGNIZED IN THE
CONSOLIDATED BALANCE SHEET
CONSIST OF:
Prepaid (accrued) benefit cost        $  1,808        $  1,179        $ (5,633)      $ (5,757)
Accrued benefit liability                 (437)           (448)             --             --
Intangible asset                            10              35              --             --
Accumulated other
   comprehensive income (loss)             312             286              --             --
                                      --------        --------        --------       --------
Net amount recognized                 $  1,693        $  1,052        $ (5,633)      $ (5,757)
                                      ========        ========        ========       ========

* Includes pension plans maintained around the world where full funding is not permissible or customary.


                          DuPont 2001 Annual Report 67

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


Weighted-average                        Pension Benefits             Other Benefits
assumptions as of                       ----------------             --------------
December 31                            2001          2000          2001          2000
                                       ----          ----          ----          ----
Discount rate                          7.00%         7.75%         7.00%         7.75%
Expected return on plan assets          9.5%          9.5%           --            --
Rate of compensation increase           5.0%          5.0%          5.0%          5.0%
                                       =====         =====         =====         =====

The above assumptions are for U.S. plans only. The significant reduction in the number of employees related to the company's 2001 restructuring activities resulted in a curtailment gain and remeasurement of liabilities using a 7.5 percent discount rate. For non-U.S. plans, no one of which was material, assumptions reflect economic assumptions applicable to each country.

The assumed health care trend rates used in determining other benefits at December 31, 2001, are 9.0 percent decreasing gradually to 5 percent in 2006. At December 31, 2000, such rates were 7.5 percent decreasing gradually to 5 percent in 2004.


Components of                      Pension Benefits                          Other Benefits
net periodic                       ----------------                          --------------
benefit cost               2001          2000          1999          2001          2000          1999
                           ----          ----          ----          ----          ----          ----
Service cost             $   335       $   340       $   412       $    57       $    50       $    60

Interest cost              1,244         1,243         1,192           385           344           305

Expected return
   on plan assets         (1,874)       (1,902)       (1,719)           --            --            --

Amortization of
   transition asset         (151)         (151)         (150)           --            --            --

Amortization of
   unrecognized
   (gain) loss               (13)          (52)           49             8           (10)           (6)

Amortization of
   prior service
   cost                       50            53            50           (73)          (75)          (75)

Curtailment/
   settlement
   (gain) loss                35             4             2           (30)           --            --
                         -------       -------       -------       -------       -------       -------
Net periodic
   benefit cost
   (credit)              $  (374)      $  (465)      $  (164)      $   347       $   309       $   284
                         =======       =======       =======       =======       =======       =======

The projected benefit obligation and fair value of plan assets for plans with projected benefit obligations in excess of plan assets are $4,066 and $2,651, respectively, as of December 31, 2001, and $2,076 and $655, respectively, as of December 31, 2000. For pension plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets are $1,279 and $247, respectively, as of December 31, 2001, and $1,246 and $229, respectively, as of December 31, 2000. U.S. pension assets consist principally of common stocks, including 9,899,375 shares of DuPont at December 31, 2001, and U.S. government obligations.

Assumed health care cost trend rates have a significant effect on the amount reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                    1-Percentage     1-Percentage
                                   Point Increase   Point Decrease
Effect on total of service and
   interest cost components             $ 46             $(38)

Effect on postretirement
   benefit obligation                   $523             $(438)
                                        ====             =====


30. DERIVATIVES AND OTHER HEDGING INSTRUMENTS

OBJECTIVES AND STRATEGIES FOR HOLDING DERIVATIVE INSTRUMENTS

Under procedures and controls established by the company's Financial Risk Management Framework, the company enters into contractual arrangements (derivatives) in the ordinary course of business to reduce its exposure to foreign currency, interest rate and commodity price risks. The framework has established a variety of approved derivative instruments to be utilized in each risk management program, as well as varying levels of exposure coverage and time horizons based on an assessment of risk factors related to each hedging program. Derivative instruments utilized during the period include forwards, options, futures and swaps. The company has not designated any nonderivatives as hedging instruments.

The framework sets forth senior management's financial risk management philosophy and objectives through a Corporate Financial Risk Management Policy. In addition, it establishes oversight committees and risk management guidelines that authorize the use of specific derivative instruments and further establishes procedures for control and valuation, counterparty credit approval, and routine monitoring and reporting. The counterparties to these contractual arrangements are major


                          68 DuPont 2001 Annual Report

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


financial institutions and major petrochemical and petroleum companies. The company is exposed to credit loss in the event of nonperformance by these counterparties. The company manages this exposure to credit loss through the aforementioned credit approvals, limits and monitoring procedures and, to the extent possible, by restricting the period over which unpaid balances are allowed to accumulate. The company does not anticipate nonperformance by counterparties to these contracts, and no material loss would be expected from such nonperformance. Market and counterparty credit risks associated with these instruments are regularly reported to management.


FAIR VALUE HEDGES

During the year ended December 31, 2001, the company has maintained a number of interest rate swaps that involve the exchange of fixed for floating rate interest payments that allow the company to maintain a target range of floating rate debt. All interest rate swaps qualify for the shortcut method of hedge accounting, thus there is no ineffectiveness related to these hedges. Changes in the fair value of derivatives that hedge interest rate risk are recorded in Interest Expense each period. The offsetting changes in the fair values of the related debt are also recorded in Interest Expense. The company maintains no other fair value hedges.


CASH FLOW HEDGES

The company maintains a number of cash flow hedging programs to reduce risks related to foreign currency and commodity price risk. Foreign currency programs involve hedging a portion of foreign currency-denominated revenues and major raw material purchases from vendors outside of the United States. Commodity price risk management programs serve to reduce exposure to price fluctuations on purchases of inventory such as natural gas, ethane, ethylene, corn, cyclohexane, soybeans, and soybean meal. While each risk management program has a different time horizon, most programs currently do not extend beyond the next two-year period. One exception is an inventory purchase program with currency risk, which has been partially hedged through the first quarter of 2006.

Hedges of foreign currency-denominated revenues are reported on the Sales line of the Consolidated Income Statement, and the effects of hedges of inventory purchases are reported as a component of Cost of Goods Sold and Other Operating Charges.

Cash flow hedge results are reclassified into earnings during the same period in which the related exposure impacts earnings. Reclassifications are made sooner if it appears that a forecasted transaction will not materialize. Cash flow hedge ineffectiveness reported in earnings for 2001 is represented by a pretax loss of $17. Hedge losses of $15 pretax were excluded from the assessment of hedge effectiveness. A loss of $1 was reclassified to earnings for forecasted transactions that did not occur. Accumulated Other Comprehensive Income (Loss) activity during 2001 consists of a beginning balance of $6 related to the adoption of SFAS No. 133. Revaluation of cash flow hedges of $(60), and clearance of cash flow hedge results to earnings of $(28) during the period yielded an ending balance of $(26). The portion of the ending balance of Accumulated Other Comprehensive Income (Loss) that is expected to be reclassified into earnings over the next 12 months is $(20).


HEDGES OF NET INVESTMENT IN A FOREIGN OPERATION

During the year ended December 31, 2001, the company has not maintained any hedges of net investment in a foreign operation.


DERIVATIVES NOT DESIGNATED IN HEDGING RELATIONSHIPS

The company uses forward exchange contracts to reduce its net exposure, by currency, related to foreign currency-denominated monetary assets and liabilities. The objective of this program is to maintain an approximately balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes, net of related tax effects, are minimized.

Several small equity affiliates have risk management programs, mainly in the area of foreign currency exposure, for which they have elected not to pursue hedge accounting. In addition, Pioneer maintains small risk management programs for commodities that do not qualify for hedge accounting treatment. Also, the company owns stock warrants in a few companies for strategic purposes.


                          DuPont 2001 Annual Report 69

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


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

Starting in 2001, option and forward exchange contracts were routinely used to offset a portion of the company's exposure to foreign currency-denominated revenues. The objective of this new hedge program is to reduce earnings and cash flow volatility related to changes in foreign currency exchange rates.

In addition, the company from time to time will enter into forward exchange contracts to establish with certainty the functional currency amount of future firm commitments denominated in another currency. Decisions regarding whether or not to hedge a given commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends. At December 31, 2001, the fair value of open forward exchange contracts designated as hedges of firm foreign currency commitments was not material. Forward exchange contracts are also used from time to time to manage near-term foreign currency cash requirements and, from time to time, to place foreign currency deposits and marketable securities investments into currencies offering favorable returns. Net cash inflow (outflow) from settlement of forward exchange contracts was $93, $139 and $(73) for the years 2001, 2000 and 1999, respectively.

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

At December 31, 2001, the company had entered into interest rate swap agreements totaling a notional amount of $1,073 whereby the company, over the remaining term of the underlying note, will receive a fixed rate payment equivalent to the fixed interest rate of the underlying note, and pay a floating rate of interest that is based on three- or six-month U.S. dollar LIBOR or commercial paper rates. The fair value of the swaps at December 31, 2001, and 2000, was $23 and $(3), respectively.

Interest rate financial instruments did not have a material effect on the company's overall cost of borrowing at December 31, 2001 and 2000.

See also Notes 20 and 22 for additional descriptions of interest rate financial instruments.


COMMODITY PRICE RISK

The company enters into exchange-traded and over-the-counter derivative commodity instruments to hedge its exposure to price fluctuations on certain raw material purchases. In addition, Pioneer enters into exchange-traded derivative commodity instruments to hedge the commodity price risk associated with compensating growers. The fair value of outstanding derivative commodity instruments at December 31, 2001, and 2000, was $(43) and $14, respectively.


                          70 DuPont 2001 Annual Report

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


31. GEOGRAPHIC INFORMATION

                                            2001                     2000                     1999
                                            ----                     ----                     ----
                                      Net         Net          Net          Net          Net          Net
                                     Sales*     Property      Sales*      Property      Sales*      Property
                                     ------     --------      ------      --------      ------      --------
NORTH AMERICA
    United States                   $12,054      $ 8,167      $14,509      $ 8,887      $13,656      $ 8,977
    Canada                              918          536        1,074          538          989          482
    Mexico                              559          164          581          165          500          146
    Other                                82           85           76          151          114          150
                                    -------      -------      -------      -------      -------      -------
      Total                          13,613        8,952       16,240        9,741       15,259        9,755

EUROPE, MIDDLE EAST AND AFRICA
    Germany                           1,590          585        1,716          641        1,743          733
    France                              929          170          986          181          979          228
    United Kingdom                      704          709          783          721          960          965
    Italy                               854           25          915           29          884           29
    Other                             2,354        1,243        2,474        1,232        2,598        1,275
                                    -------      -------      -------      -------      -------      -------
      Total                           6,431        2,732        6,874        2,804        7,164        3,230

ASIA PACIFIC
    Japan                               906           75        1,023           78          928          138
    Taiwan                              663          632          809          680          690          769
    China                               623          133          487          142          361          146
    Singapore                           110          325          134          345          112          379
    Other                             1,355          127        1,506          126        1,393          197
                                    -------      -------      -------      -------      -------      -------
      Total                           3,657        1,292        3,959        1,371        3,484        1,629

SOUTH AMERICA
    Brazil                              576          187          686          123          594          105
    Argentina                           223          102          243          118          172          126
    Other                               226           22          266           25          245           26
                                    -------      -------      -------      -------      -------      -------
      Total                           1,025          311        1,195          266        1,011          257
                                    -------      -------      -------      -------      -------      -------
TOTAL                               $24,726      $13,287      $28,268      $14,182      $26,918      $14,871
                                    =======      =======      =======      =======      =======      =======

*    Sales are attributed to countries based on location of customer.


32. SEGMENT INFORMATION

The company's strategic business units (operating segments) are organized by product line. For purposes of SFAS No. 131, these have been aggregated into eight reportable segments including Agriculture & Nutrition, Nylon, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Polyester, Specialty Fibers and Specialty Polymers. The company groups the results of its nonaligned businesses and embryonic businesses under Other. Major products by segment include: Agriculture & Nutrition (hybrid seed corn and soybean seed, herbicides, fungicides, insecticides, value-enhanced grains and soy protein); Nylon (flooring systems, industrial fibers and intermediates); Performance Coatings & Polymers (automotive finishes, engineering polymers and elastomers); Pharmaceuticals (prescription pharmaceuticals and radiopharmaceuticals prior to October 1, 2001, and only the company's interest in the Cozaar(R)/Hyzaar(R) collaboration thereafter); Pigments & Chemicals (white pigment and mineral products, specialty chemicals and fluorochemicals); Polyester (films and polyester fibers, resins and intermediates); Specialty Fibers (Lycra(R) brand elastane, textiles, nonwovens and aramids); and Specialty Polymers (photopolymers, electronic materials, packaging and industrial polymers, fluoropolymers and Corian(R) and Zodiaq(R) surfaces). The company operates globally in substantially all of its product lines. The company's sales are not materially dependent on a single customer or small group of customers. The Performance Coatings & Polymers and Nylon segments have several large customers in their respective industries that are important to these segments' operating results.


                          DuPont 2001 Annual Report 71

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


In general, the accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Exceptions are noted as follows and are shown in the reconciliations below. Prior years' data have been reclassified to reflect the 2001 organizational structure. Sales include pro rata equity affiliate sales and intersegment transfers. Products are transferred between segments on a basis intended to reflect as nearly as practicable the "market value" of the products. After-tax operating income does not include corporate expenses, interest, exchange gains (losses) and corporate minority interests. Segment net assets measures net working capital, net permanent investment and other noncurrent operating assets and liabilities of the segment. Affiliate net assets (pro rata share) excludes borrowings and other long-term liabilities. Depreciation and amortization includes depreciation on research and development facilities and amortization of goodwill and other intangible assets, excluding write-down of assets discussed in Note 6. Expenditures for long-lived assets excludes investments in affiliates and includes payments for property, plant and equipment as part of business acquisitions. See Note 28 for discussion of strategic acquisitions in the segments.


                                                        Perfor-
                                       Agri-             mance
                                      culture           Coatings               Pigments              Spec-   Spec-
                                         &                 &       Pharma-        &                  ialty   ialty           Total
                                     Nutrition   Nylon  Polymers  ceuticals    Chemicals  Polyester  Fibers Polymers Other    (1)
                                     ---------   -----  --------  ---------    ---------  ---------  ------ -------- -----  -------
2001
Total segment sales                   $  4,316  $2,696  $  5,754   $    902     $  3,554   $  1,895  $4,418 $  3,875 $ 279  $27,689
Intersegment transfers                      --      31         4         --          234         17      65      108    21      480

After-tax operating income(2)               19     (75)      319      3,924          439       (349)    356      372   (69)   4,936
Depreciation and amortization              497     142       247        100          174        105     306      180    10    1,761
Equity in earnings of affiliates           (13)     (9)       13         --            1        (62)      3       20    --      (47)
Provision for income taxes                (108)     (2)      286      2,275          246       (207)    212      236   (51)   2,887

Segment net assets                       8,998   1,838     3,927        102(3)     1,732      2,042   4,213    2,513   303   25,668
Affiliate net assets                       125     461       532         34           43      1,162     635      260   115    3,367
Expenditures for long-lived assets         177     115       182         50          149         27     328      249    19    1,296
                                      ========  ======  ========   ========     ========   ========  ====== ======== =====  =======
2000
Total segment sales                   $  4,461  $3,149  $  6,485   $  1,487     $  3,907   $  2,278  $4,959 $  4,508 $ 443  $31,677
Intersegment transfers                      --      31         4         --          262         51      73      196    25      642

After-tax operating income(4)             (227)    285       674         89          714         66     740      714    39    3,094
Depreciation and amortization              474     153       245        138          185        126     319      175    39    1,854
Equity in earnings of affiliates           (13)     33        67         --            3         23      36       41     8      198
Provision for income taxes                (235)    164       426         (2)         342         25     356      391    21    1,488

Segment net assets                       9,845   1,953     4,158      2,054        1,693      2,682   4,084    2,374   273   29,116
Affiliate net assets                       145     516       615         34           44      1,337     514      266   145    3,616
Expenditures for long-lived assets         267     187       208        114          166         40     361      243   122    1,708
                                      ========  ======  ========   ========     ========   ========  ====== ======== =====  =======
1999
Total segment sales                   $  3,019  $3,068  $  6,111   $  1,630     $  3,660   $  2,401  $5,080 $  4,255 $ 480  $29,704
Intersegment transfers                      --      27        10         --          237        187      88      152    32      733

After-tax operating income(5)           (1,952)    (23)      582        230          634       (133)    832      668    34      872
Depreciation and amortization              227     142       225        121          190        217     334      172    63    1,691
Equity in earnings of affiliates            22      29        60         --            2        (13)     42       27    (4)     165
Provision for income taxes                  (3)    172       416        132          317        (50)    419      365    26    1,794

Segment net assets                      11,451   1,830     4,060      1,941        1,771      2,563   4,025    2,330   295   30,266
Affiliate net assets                       123     255       404         31           63        770     452      248    --    2,346
Expenditures for long-lived assets       1,057     208       759        101          144        120     425      270   117    3,201
                                      ========  ======  ========   ========     ========   ========  ====== ======== =====  =======


                          72 DuPont 2001 Annual Report

                         Notes to Financial Statements

                    (Dollars in millions, except per share)


1 A reconciliation of the totals reported for the operating segments to the applicable line items on the consolidated financial statements is as follows:


SEGMENT SALES TO TOTAL SALES

                                                2001           2000           1999
                                                ----           ----           ----
Total segment sales                           $ 27,689       $ 31,677       $ 29,704
Elimination of intersegment transactions          (480)          (642)          (733)
Elimination of equity affiliate sales           (2,493)        (2,773)        (2,057)
Miscellaneous                                       10              6              4
                                              --------       --------       --------
   Total sales                                $ 24,726       $ 28,268       $ 26,918
                                              ========       ========       ========


AFTER-TAX OPERATING INCOME TO INCOME FROM CONTINUING OPERATIONS

                                            2001          2000             1999
                                            ----          ----             ----
Total segment ATOI                        $ 4,936       $ 3,094          $   872

Interest and exchange gains (losses)         (311)         (493)            (362)(a)

Corporate expenses                           (281)         (287)(b)         (291)

Corporate minority interests(c)               (16)           --               --
                                          -------       -------          -------
   Income from continuing operations      $ 4,328       $ 2,314          $   219
                                          =======       =======          =======

    (a) Includes a charge of $81 on forward exchange contracts to lock in the U.S. dollar cost of the Herberts acquisition partly offset by a $49 benefit related to recalculation of interest on federal tax refunds and tax liabilities.

    (b) Includes a nonoperating gain of $19 on issuance of stock by an affiliate. This represents the increase in the company's equity investment in DuPont Photomasks that resulted from the issuance by DuPont Photomasks of additional shares to unrelated parties at a price in excess of book value.

    (c) Represents a rate of return to minority interest investors who made capital contributions during 2001 to consolidated subsidiaries. See
          Note 24.


SEGMENT NET ASSETS TO TOTAL ASSETS

                                          2001          2000         1999
                                          ----          ----         ----
Total segment net assets                $25,668       $29,116      $30,266
Corporate assets                         10,463*        5,603        5,173
Liabilities included in net assets        4,188         4,707        5,338
                                        -------       -------      -------
Total assets                            $40,319       $39,426      $40,777
                                        =======       =======      =======

* Reflects an increase in Cash and Cash Equivalents related primarily to the sale of DuPont Pharmaceuticals.


OTHER ITEMS

                                      Segment                  Consolidated
                                       Totals     Adjustments     Totals
                                       ------     -----------     ------
2001
Depreciation and amortization         $ 1,761       $    (7)      $ 1,754
Equity in earnings of affiliates          (47)            4           (43)
Provision for income taxes              2,887          (420)        2,467
Affiliate net assets                    3,367        (1,322)        2,045
Expenditures for long-lived
   assets                               1,296           198         1,494

2000
Depreciation and amortization         $ 1,854       $     6       $ 1,860
Equity in earnings of affiliates          198            91           289
Provision for income taxes              1,488          (416)        1,072
Affiliate net assets                    3,616        (1,410)        2,206
Expenditures for long-lived
   assets                               1,708           226         1,934

1999
Depreciation and amortization         $ 1,691       $    (1)      $ 1,690
Equity in earnings of affiliates          165           (30)          135
Provision for income taxes              1,794          (384)        1,410
Affiliate net assets                    2,346          (887)        1,459
Expenditures for long-lived
   assets                               3,201           177         3,378
                                      =======       =======       =======

2    Includes the following benefits (charges):


Agriculture & Nutrition(a)(b)(c)        $  (225)

Nylon(a)(b)                                (135)

Performance Coatings & Polymers(b)          (58)

Pharmaceuticals(d)                        3,866

Pigments & Chemicals(b)                     (30)

Polyester(a)(b)(e)                         (275)

Specialty Fibers(b)                         (31)

Specialty Polymers(b)                       (30)

Other(b)(f)                                  (5)
                                        -------
                                        $ 3,077
                                        =======

     (a) Includes a net benefit of $21 resulting from changes in estimates related to restructuring activities, principally in the following segments: Agriculture & Nutrition - $6; Nylon - $8; and Polyester - $4.

     (b) Includes charges of $679 resulting from employee terminations, facility shutdowns and asset impairments in the following segments:
          Agriculture & Nutrition - $80; Nylon - $143; Performance Coatings & Polymers - $60; Pigments & Chemicals - $30; Polyester - $264; Specialty Fibers - $30; Specialty Polymers - $32; and Other - $40.

     (c) Includes a charge of $32 to write-down intangible assets related to the TOPCROSS(R) high oil corn business due to a decision to discontinue development research efforts, primarily as a result of a deteriorating commercial market outlook, a charge of $83 resulting from the sale of acquired Pioneer inventories and a charge of $35 related to settlement of litigation with Monsanto.


                          DuPont 2001 Annual Report 73

                          Notes to Financial Statements

                    (Dollars in millions, except per share)


     (d) Represents a gain of $3,866 associated with the sale of DuPont Pharmaceuticals to Bristol-Myers Squibb, including an associated deferred tax benefit of $49.

     (e) Includes a charge of $15 resulting from the shutdown of Polyester assets at the Circleville, Ohio site.

     (f) Includes a gain of $34 resulting from the company's sale of stock that reduced its ownership interest in DuPont Photomasks, Inc.

3 Represents segment net assets after the sale of certain assets to Bristol-Myers Squibb on October 1, 2001.

4    Includes the following benefits (charges) :


Agriculture & Nutrition(a)(b)              $(572)

Nylon(a)(c)                                   27

Performance Coatings & Polymers(a)(d)        (59)

Pharmaceuticals(e)                           (44)

Pigments & Chemicals(f)                       (1)

Polyester(a)                                   4

Other(g)                                      62
                                           -----
                                           $(583)
                                           =====

     (a) Includes a net benefit of $15 resulting from changes in estimates related to prior restructuring activities as follows: Agriculture & Nutrition - $6; Nylon - $3; Performance Coatings & Polymers - $2; and Polyester - $4.


     (b) Includes the following charges: $379 resulting from the sale of acquired Pioneer inventories, $215 to write down the company's investment in WebMD to estimated fair market value and to write off warrants returned to WebMD in connection with terminating the company's 1999 health care collaboration agreement, $62 to increase the company's reserve for Benlate(R) litigation, and $42 for accrued post-employment costs for Pioneer employees. These charges are partly offset by a $109 gain resulting from the sale by Pioneer of certain equity securities classified as available-for-sale and a credit of $11 to reduce the preliminary allocation of purchase price to purchased in-process research and development.

     (c) Includes a $24 gain related to formation of a 50/50 global joint venture with Sabanci for industrial nylon.

     (d) Includes a charge of $61 related to employee separation costs for about 1,000 employees within DuPont Performance Coatings, the shutdown of related manufacturing facilities, and other exit costs.

     (e)  Includes a charge of $44 to establish a litigation reserve.

     (f) Includes a charge of $17 resulting from restructuring manufacturing operations at the Chambers Works site, offset by a gain of $16 attributable to the sale of the company's interest in a Mexican affiliate.

     (g) Includes a noncash benefit of $62 resulting from the sale of stock that reduced the company's ownership interest in DuPont Photomasks.

5    Includes the following benefits (charges):


Agriculture & Nutrition(a)(b)              $(2,110)

Nylon(a)(c)                                   (326)

Performance Coatings & Polymers(a)(d)          (63)

Pharmaceuticals(a)(e)                          (33)

Pigments & Chemicals(a)                          1

Polyester(a)(f)                                (80)

Specialty Fibers(a)                              1

Specialty Polymers(a)                            2

Other(a)                                        16
                                           -------
                                           $(2,592)
                                           =======

     (a) Includes a net benefit of $47 resulting from changes in estimates related to restructuring and divestiture activities as follows:
          Agriculture & Nutrition - $2; Nylon - $11; Performance Coatings & Polymers - $1; Pharmaceuticals - $3; Pigments & Chemicals - $1; Polyester - $10; Specialty Fibers - $1; Specialty Polymers - $2; and Other - $16.


     (b) Includes a charge of $107 attributable to employee separation costs, shutdown of various manufacturing facilities and the write-off of an intangible asset resulting from the loss of exclusive product marketing rights; a charge of $2,186 related to the write-off of purchased in-process research and development in conjunction with the acquisition of the remaining 80 percent interest in Pioneer; and a $208 gain associated with exchanging the company's investment in WebMD for Healtheon/WebMD.

     (c) Includes a charge of $337, of which $247 is attributable to an impairment charge for the write-down of the adipic acid plant in Singapore that continues to be operated. Other costs are principally due to the write-down of manufacturing assets in India pursuant to a sales agreement and the liquidation of a joint venture in China.

     (d) Includes a charge of $64 attributable to purchased in-process research and development in conjunction with the acquisition of Herberts.

     (e) Includes a charge of $36 resulting from the finalization of the tax basis related to the assets acquired and liabilities assumed in connection with the purchase of Merck's 50 percent interest in The DuPont Merck Pharmaceutical Company.

     (f) Includes a $50 charge resulting from a loss on the formation of a 50/50 global joint venture with Teijin for the polyester films business and a $40 charge related to employee separation costs.


                          74 DuPont 2001 Annual Report

                          Notes to Financial Statements

                     (Dollars in millions, except per share)


33. SUBSEQUENT EVENTS

In February 2002 the Argentine government announced several economic measures in an effort to stabilize economic turmoil in the country. One of these measures requires the immediate conversion of the company's U.S. dollar-denominated trade receivables to Argentine pesos. This action is expected to result in an exchange loss of about $50 which will be reflected in the company's first quarter 2002 financial results.

In February 2002 the company announced the realignment of its businesses into five market- and technology-focused growth platforms: DuPont Electronic & Communication Technologies, DuPont Performance Materials, DuPont Coatings & Color Technologies, DuPont Safety & Protection, and DuPont Agriculture & Nutrition. The company also announced the creation of a Textiles and Interiors subsidiary. DuPont will consider a full range of options to separate DuPont Textiles & Interiors from the company.


                          DuPont 2001 Annual Report 75

                            Quarterly Financial Data

                     (Dollars in millions, except per share)


                                                                                               Quarter Ended
                                                                         March 31     June 30        September 30       December 31
                                                                         --------     -------        ------------       -----------
2001
Sales                                                                    $ 6,859      $ 6,997           $ 5,641          $ 5,229
Cost of goods sold and other expenses(1)                                   6,092        7,376             5,527            5,077
Income before cumulative effect of a change in accounting principle          484         (213)              142            3,915
Net income (loss)                                                            495(2)      (213)(3)           142(4)         3,915(5)
Basic earnings (loss) per share of common stock before cumulative
   effect of a change in accounting principle(6)                             .46         (.21)              .13             3.83
Basic earnings (loss) per share of common stock(6)                           .47         (.21)              .13             3.83
Diluted earnings (loss) per share of common stock before cumulative
   effect of a change in accounting principle(6)                             .46         (.21)              .13             3.82
Diluted earnings (loss) per share of common stock(6)                         .47         (.21)              .13             3.82
Dividends per share of common stock                                          .35          .35               .35              .35
Market price of common stock(7)
   High                                                                    49.56        49.88             48.93            45.75
   Low                                                                     39.86        40.00             32.64            36.28
                                                                         -------      -------           -------          -------
2000
Sales                                                                    $ 7,593      $ 7,914           $ 6,445          $ 6,316
Cost of goods sold and other expenses(1)                                   6,481        6,857             5,779            5,857
Net income                                                                   803(8)       688(9)            562(10)          261(11)
Basic earnings per share of common stock(6)                                  .76          .66               .54              .25
Diluted earnings per share of common stock(6)                                .76          .65               .53              .25
Dividends per share of common stock                                          .35          .35               .35              .35
Market price of common stock(7)
   High                                                                    74.00        63.63             50.69            49.88
   Low                                                                     45.06        43.13             38.19            39.63
                                                                         =======      =======           =======          =======

(1)  Excludes interest expense and nonoperating items.

(2)  Includes a net charge of $72 ($.07 per share - diluted) reflecting:
     a noncash charge of $83 resulting from the sale of acquired Pioneer inventories; and a benefit of $11 resulting from a cumulative effect of a change in accounting principle.

(3)  Includes a net charge of $645 ($.62 per share - diluted) reflecting:
     a gain of $34 on the sale of DuPont Photomasks stock; and a noncash charge of $679 related to impairment charges and restructuring activities.

(4)  Includes a net benefit of $14 ($.01 per share - diluted) reflecting:
     a charge of $35 to establish a reserve related to litigation settlement with Monsanto; and a benefit of $49 resulting from recognition of differences between tax basis and book basis of the company's investment in DuPont Pharmaceuticals.

(5)  Includes a net benefit of $3,791 ($3.70 per share - diluted) reflecting:
     a gain of $3,817 on the sale of DuPont Pharmaceuticals to Bristol-Myers Squibb, a benefit of $21 resulting from changes in estimates related to restructuring activities, a charge of $15 resulting from the shutdown of certain polyester assets and a charge of $32 resulting from the write-down of certain Agriculture & Nutrition intangible assets.

(6) Earnings per share for the year may not equal the sum of quarterly earnings per share due to changes in average share calculations.

(7)  As reported on the New York Stock Exchange, Inc. Composite Transactions
     Tape.

(8)  Includes a net charge of $95 ($.09 per share - diluted) reflecting:
     a noncash charge of $215 resulting from the sale of acquired Pioneer inventories; a gain of $109 from sale of available-for-sale securities; and a gain of $11 to revise a prior estimate for the 1999 write-off of acquired in-process research and development.

(9)  Includes a net charge of $261 ($.25 per share - diluted) reflecting:
     a noncash charge of $138 resulting from the sale of acquired Pioneer inventories; a charge of $62 to increase the company's reserve for Benlate(R) fungicide litigation; and a charge of $61 related to employee separation costs and shutdown of manufacturing facilities.

(10) Includes a net benefit of $25 ($.02 per share - diluted) reflecting:
     a gain of $81 on the sale of DuPont Photomasks stock; a charge of $55 related to Pioneer post-employment costs and finalization of purchase accounting; a charge of $17 related to restructuring manufacturing operations; and a gain of $16 from the sale of DuPont's interest in an affiliate.

(11) Includes a net charge of $233 ($.22 per share - diluted) reflecting:
     a noncash charge of $215 relating to the WebMD investment write-down and warrant write-off; a charge of $44 to establish a litigation reserve in Pharmaceuticals; a noncash charge of $13 resulting from the sales of Pioneer inventories; a gain of $24 related to formation of a global 50/50 industrial nylon joint venture with Sabanci; and a gain of $15 related to changes in restructuring activity estimates.


                          76 DuPont 2001 Annual Report

                         Five Year Financial Review(1)

                    (Dollars in millions, except per share)

                                                             2001           2000         1999           1998            1997
                                                             ----           ----         ----           ----            ----
SUMMARY OF OPERATIONS
Sales                                                      $ 24,726       $ 28,268     $ 26,918       $ 24,767        $ 24,089
Income from continuing operations before income taxes
   and minority interests                                  $  6,844       $  3,447     $  1,690       $  2,613        $  2,829
Provision for income taxes                                 $  2,467       $  1,072     $  1,410       $    941        $  1,354
Income from continuing operations                          $  4,328       $  2,314     $    219       $  1,648        $  1,432
Income from discontinued operations                        $     --       $     --     $  7,471       $  3,033        $    973
Net income                                                 $  4,328(2)    $  2,314     $  7,690       $  4,681(3)     $  2,405
                                                           --------       --------     --------       --------        --------
Basic earnings per share of common stock
   Income from continuing operations                       $   4.17       $   2.21     $   0.19       $   1.45        $   1.26
   Income from discontinued operations                     $     --       $     --     $   6.89       $   2.69        $   0.86
   Net income                                              $   4.17(2)    $   2.21     $   7.08       $   4.14(3)     $   2.12
Diluted earnings per share of common stock
   Income from continuing operations(4)                    $   4.15       $   2.19     $   0.19       $   1.43        $   1.24
   Income from discontinued operations                     $     --       $     --     $   6.80       $   2.65        $   0.84
   Net income                                              $   4.15(2)    $   2.19     $   6.99       $   4.08(3)     $   2.08
                                                           --------       --------     --------       --------        --------
FINANCIAL POSITION AT YEAR END
Working capital                                            $  6,734       $  2,401     $  1,425       $ (2,374)       $ (2,110)
Total assets                                               $ 40,319       $ 39,426     $ 40,777       $ 38,536        $ 36,689
Borrowings and capital lease obligations
   Short term                                              $  1,464       $  3,247     $  4,941       $  6,629        $  6,152
   Long term                                               $  5,350       $  6,658     $  6,625       $  4,495        $  5,897
Stockholders' equity                                       $ 14,452       $ 13,299     $ 12,875       $ 13,954        $ 11,270
                                                           --------       --------     --------       --------        --------
GENERAL
For the year
   Capital expenditures                                    $  1,634       $  2,022     $  6,988(5)    $  5,480(5)     $  7,075(5)
   Depreciation                                            $  1,320       $  1,415     $  1,444       $  1,452        $  1,361
   Research and development expense(6)                     $  1,588       $  1,776     $  1,617       $  1,308        $  1,072
    As percent of sales                                         6.4%           6.3%         6.0%           5.3%            4.5%
Average number of shares (millions)
   Basic                                                      1,036          1,043        1,085          1,129           1,131
   Diluted                                                    1,041          1,051        1,098          1,145           1,150
Dividends per common share                                 $   1.40       $   1.40     $   1.40       $  1.365        $   1.23
Common stock prices
   High                                                    $  49.88       $  74.00     $  75.19       $  84.44        $  69.75
   Low                                                     $  32.64       $  38.19     $  50.06       $  51.69        $  46.38
   Year-end close                                          $  42.51       $  48.31     $  65.88       $  53.06        $  60.06
At year end
   Employees (thousands)(7)                                      79             93           94            101              98
   Common stockholders of record (thousands)                    127            132          140            145             154
   Book value per common share                             $  14.20       $  12.57     $  12.09       $  12.18        $   9.77
                                                           ========       ========     ========       ========        ========

(1) See Management's Discussion and Analysis, Consolidated Financial Statements and Quarterly Financial Data for information relating to significant items affecting the results of operations and financial position.

(2) Before cumulative effect of a change in accounting principle. See Note 11 to the Consolidated Financial Statements.

(3) Before extraordinary charge from early extinguishment of debt of $201, net of taxes.

(4) Earnings from continuing operations before one-time items - diluted were $1.19, $2.73, $2.58, $2.55 and $2.70 for the years 2001, 2000, 1999, 1998 and 1997, respectively.

(5)  Includes strategic acquisitions.

(6)  Excludes purchased in-process research and development.

(7)  Includes employees of discontinued Conoco operations prior to 1999.


                          DuPont 2001 Annual Report 77